Exhibit 99.2

Redacted

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.,

SUN LIFE ASSURANCE COMPANY OF CANADA—U.S. OPERATIONS HOLDINGS,

INC.,

SUN LIFE ASSURANCE COMPANY OF CANADA,

DELAWARE LIFE HOLDINGS, LLC,

SUN LIFE FINANCIAL INC.

(solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7,

Section 3.34, Section 5.5, Section 11.3 and Article XII)

and

XXXXX, XXXXX and XXXXX (redacted names due to confidentiality)

(solely for purposes of Article I, Section 2.1(a), Section 2.3(c), Section 2.3(k), Section 4.1,

Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5,

Section 5.35, Section 11.3 and Article XII)

Dated as of December 17, 2012

i

ii

iii

iv

INDEX OF EXHIBITS

Exhibit A-1	Form of Assignment and Assumption Agreement
Exhibit A-2	Form of Assignment and Assumption Agreement (Irish Contracts)
Exhibit B	Form of SLNY Group Reinsurance Agreement
Exhibit C	Form of SLNY Group Administrative Services Agreement
Exhibit D-1	Form of Excluded Assets Bill of Sale (Sale by SLUS)
Exhibit D-2	Form of Transferred Assets Bill of Sale (Sale to SLUS)
Exhibit D-3	Form of Transferred Assets Bill of Sale (Irish Assets)
Exhibit E	Form of Real Property Conveyance Agreement
Exhibit F	Form of Real Property Lease Agreements
Exhibit G	Form of Excluded Investment Asset Purchase Agreement
Exhibit H	Form of SPWL Recapture Agreement
Exhibit I	Form of Transition Services Agreement
Exhibit J	Form of Purchaser Transition Services Agreement
Exhibit K	[Reserved]
Exhibit L	Form of MTN Escrow Agreement
Exhibit M	Form of Novation Agreement
Exhibit N	Form of Sublease Agreement (Term Sheet)
Exhibit O	Form of SLNY Recapture and Termination Agreement
Exhibit P	Form of SLNY Renewal Rights Agreement
Exhibit Q-1	Form of SLNY UL 100% Amendment Agreement (Term Sheet)
Exhibit Q-2	Form of SLNY XXXXX (redacted name of third party) Agreements (Term Sheet)
Exhibit R	Form of MTN Post-Closing Security Agreement
Exhibit S	Form of SLNY UL Coinsurance Amendment

INDEX OF SCHEDULES

Schedule 1.1(d)	Applicable Accounting Principles
Schedule 1.1(ii)(i)	Environmental Properties
Schedule 1.1(kk)	Excluded Investment Asset Portfolio
Schedule 1.1(aaaaa)	Reference Statement
Schedule 1.1(eeeee)	Restructuring Transactions
Schedule 2.5(b)(i)	Balance Sheet Templates
Schedule 2.5(b)(ii)	Estimated Closing Statement Template
Schedule 2.5(b)(iii)	Closing Statement Methodologies
Schedule 2.5(b)(iv)	Illustrative Estimated Closing Statement Template
Schedule 2.5(c)	Closing Statement Template
Schedule 2.6	Allocation Schedule
Schedule 3.26(i)	Commercial Mortgage Loan Portfolio
Schedule 5.16(a)	Affiliated Funds Schedule
Schedule 5.29(c)	Recognized Environmental Conditions
Schedule 5.32(a)	Fund Fee Schedule
Schedule 6.1	Product Tax Compliance
Schedule 6.9	Section 1.1502-36(d) Elections

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Purchaser Disclosure Letter

Seller Disclosure Letter

vi

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of December 17, 2012, is entered into by and among Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation (“Holdco”), Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc., a Delaware corporation (“US OPS”), Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada) (“SLA”, and together with Holdco and US OPS, “Sellers”, and each of them, a “Seller”), Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware (“Purchaser”), and, solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 3.34, Section 5.5, Section 11.3 and Article XII, Sun Life Financial Inc., a Canadian corporation (“Sun Life Financial”), and, solely for purposes of Article I, Section 2.1(a), Section 2.3(c), Section 2.3(k), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5, Section 5.35, Section 11.3 and Article XII, XXXXXXXX (“XX”), XXXXXXXX (“XX”) XXXXXXXX (“XX, and together with XX and XX, the “XXXXX Companies”) (names and part of defined term redacted due to confidentiality).

RECITALS:

WHEREAS, Holdco owns all of the issued and outstanding shares of common stock, par value $1,000 per share (the “SLUS Shares”) of Sun Life Assurance Company of Canada (U.S.), a Delaware life insurance company (“SLUS”);

WHEREAS, US OPS owns all of the issued and outstanding shares of common stock, without par value (the “BarbCo 3 Shares”) of Sun Life Reinsurance (Barbados) No. 3 Corp., a Barbados insurance company (“BarbCo 3”);

WHEREAS, SLA owns all of the issued and outstanding shares of common stock, without par value (the “SLFBH Shares”, and together with the SLUS Shares and the BarbCo 3 Shares, the “Shares”) of Sun Life Financial (Bermuda) Holdings Inc., a Delaware corporation (“SLFBH”, and together with SLUS and BarbCo 3, the “Purchased Companies”);

WHEREAS, subject to the terms, conditions and limitations set forth in this Agreement, Sellers desire to sell, and Purchaser desires to purchase, the Shares;

WHEREAS, subject to the terms, conditions and limitations set forth in this Agreement, Sellers desire, and desire to cause certain of their Affiliates, to sell, and Purchaser desires to purchase, the Transferred Assets;

WHEREAS, subject to the terms, conditions and limitations set forth in this Agreement, at or prior to the Closing, the Excluded Assets will be transferred by the applicable Purchased Companies or their applicable Subsidiaries to one or more of Sellers or their Affiliates (other than the Transferred Companies);

WHEREAS, subject to the terms, conditions and limitations set forth in this Agreement, the Surplus Notes will be delivered to Purchaser at the Closing;

WHEREAS, subject to the terms, conditions and limitations set forth in this Agreement, the parties hereto intend to cause all outstanding obligations of SLUS arising under the Medium-Term Note Program to be repaid as contemplated herein;

WHEREAS, subject to the terms, conditions and limitations set forth in this Agreement, the parties hereto intend that the Excluded Subsidiary shall be sold or transferred to a Seller or one of its Affiliates (other than the Transferred Companies) at or prior to the Closing in accordance with Schedule 1.1(eeeee);

WHEREAS, in connection with the transactions contemplated by this Agreement, simultaneously with the execution of this Agreement, Sun Life Financial is issuing that certain Guaranty Agreement in favor of Purchaser in respect of Holdco’s and US OPS’ obligations hereunder as set forth therein (the “Guaranty”);

WHEREAS, subject to the terms, conditions and limitations set forth in this Agreement, the SPWL Recapture Agreement shall be entered into by SLUS and the U.S. Branch at or prior to the Closing;

WHEREAS, subject to the terms, conditions and limitations set forth in this Agreement, the parties desire SLNY and SLCT to enter into the SLNY Group Reinsurance Agreement, pursuant to which SLCT will reinsure, on a one hundred percent (100%) indemnity basis, after the Closing Date, the Excluded SLNY Business, subject to the terms, conditions and limitations set forth therein; and

WHEREAS, subject to the terms, conditions and limitations set forth in this Agreement, the parties intend that Holdco will provide for the satisfaction of the Medium-Term Note Program, including by causing SLUS to deposit, in the escrow account established pursuant to the MTN Escrow Agreement, amounts that are sufficient at the Closing Date to pay all obligations of SLUS under the Medium-Term Note Program.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and in reliance upon the representations, warranties, conditions, agreements and covenants contained herein, and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions. The following terms shall have the respective meanings set forth below throughout this Agreement:

(a)    “Adjusted Net Worth” means, as of any date of determination, an amount equal to the combined net worth of the Transferred Companies, after giving effect to the transactions contemplated herein to occur at or prior to the Closing, including the Restructuring Transactions, as determined in accordance with the Closing Statement Methodologies.

(b)    “Affiliate” means, with respect to any Person, at the time in question, any other Person, directly or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person. For the avoidance of doubt, unless otherwise specified herein, the Transferred Companies shall be deemed “Affiliates” of Sellers (and not Purchaser) until the Closing (including, unless otherwise indicated, with respect to representations and warranties made on the Closing Date) and shall be deemed “Affiliates” of Purchaser (and not Sellers) with respect to periods after the Closing; it being understood, that for purposes of this definition, no Seller shall be deemed to be an Affiliate of Purchaser.

(c)    “Ancillary Agreements” means collectively:

(i)	the Assignment Agreements;

(ii)	the SLNY Group Reinsurance Agreement;

(iii)	the SLNY Group Administrative Services Agreement;

(iv)	the SLNY Renewal Rights Agreement;

(v)	the SLNY Recapture and Termination Agreement;

(vi)	the SLNY UL Coinsurance Amendment;

(vii)	the Excluded Assets Bill of Sale;

(viii)	the Transferred Assets Bills of Sale;

(ix)	the Real Property Conveyance Agreement;

(x)	the Real Property Lease Agreements;

(xi)	the Excluded Investment Asset Purchase Agreement;

(xii)	the SPWL Recapture Agreement;

(xiii)	the Transition Services Agreement;

(xiv)	the Purchaser Transition Services Agreement;

(xv)	the MTN Escrow Agreement;

(xvi)	the MTN Pre-Closing Security Agreement;

(xvii)	the MTN Post-Closing Security Agreement;

(xviii)	the Novation Agreement;

(xix)	the Sublease Agreement;

(xx)	the Letter Agreement;

(xxi)	the Human Resources Letter Agreement;

(xxii)	the Guaranty; and

(xxiii) any other agreement or instrument to be entered into in connection with the Restructuring Transactions prior to or at the Closing.

(d)    “Applicable Accounting Principles” means, with respect to each Transferred Company, the accounting principles specified in Schedule 1.1(d).

(e)    “Applicable Law” means any Law applicable to the Person, place, property or situation in question.

(f)    “Assigned Contracts” means all Contracts between Sellers or their Affiliates (other than the Transferred Companies), on the one hand, and a third party not affiliated with Sellers or any of their Affiliates, on the other hand, that relate primarily to the Business or the Transferred Assets; provided, in any event, that (i) the Contracts set forth in Section 1.1(f)(i) of the Seller Disclosure Letter shall constitute Assigned Contracts and (ii) the Contracts set forth in Section 1.1(f)(ii) of the Seller Disclosure Letter shall not constitute Assigned Contracts.

(g)    “Assignment Agreements” means (i) the Assignment and Assumption Agreement to be entered into by the applicable Sellers and Purchaser, a Transferred Company or other Person designated by Purchaser at or prior to the Closing, substantially in the form of Exhibit A-1 hereto and (ii) the Assignment and Assumption Agreement to be entered into by the applicable Sellers and Purchaser, a Transferred Company or other Person designated by Purchaser at or prior to the Closing, substantially in the form of Exhibit A-2 hereto.

(h)    “Assumed Liabilities” means all Liabilities or other Losses of any of the Sellers or any of their Affiliates (i) to the extent arising from, based on or relating to the ownership or operation by Purchaser or any of its Affiliates of, or associated with the realization of the benefits of, any of the Transferred Assets after the Closing or (ii) arising from, based on or relating to any Assigned Contract to the extent such Liabilities arose or were required to be performed or satisfied after the Closing or, if later, the date such Assigned Contract is actually assigned to Purchaser or one of its Affiliates.

(i)    “Books and Records” means originals or copies of all books and records (including documents and data), in whatever form maintained, in the possession or control of any of Sellers, the Transferred Companies or their respective Affiliates to the extent that they pertain or relate to the assets, liabilities, properties, business, conduct and operations of the Transferred Companies or the Assigned Contracts or Transferred Assets, including all Permits held by the Transferred Companies, all corporate records of the Transferred Companies, statutory filings as required under Applicable Law, administrative records, claim records, sales records, underwriting records, financial records, Tax records, compliance records, complaint logs, litigation files and personnel records of the Transferred Employees.

(j)    “Broker-Dealer” means Clarendon Insurance Agency Inc., a Massachusetts corporation.

(k)    “Business” means: (i) the business (other than the Excluded SLNY Business, the Excluded Assets and the Medium-Term Note Program) being conducted by the Transferred Companies as of the Contract Date; and (ii) the business being conducted by Sellers and their Affiliates as of the Contract Date, but only to the extent related to the Assigned Contracts, the Transferred Assets and the business (other than the Excluded SLNY Business, the Excluded Assets and the Medium-Term Note Program) being conducted by the Transferred Companies as of the Contract Date.

(l)    “Business Day” means any day other than a Saturday, Sunday, a day on which banking institutions in the City of Toronto or the City of New York are permitted or obligated by Applicable Law to be closed or a day on which the Toronto Stock Exchange or New York Stock Exchange is closed for trading.

(m)    “Business Material Adverse Effect” means: (i) a material adverse effect on the business, assets, liabilities, operations, results of operations or condition (financial or otherwise) of the Transferred Companies considered as a whole; provided, however, that any adverse effect to the extent arising from any of the following shall not be taken into account in determining whether a “Business Material Adverse Effect” has occurred or would reasonably be expected to occur: (A) changes or conditions in the United States or global economy or financial, capital or derivatives markets in general; (B) changes or conditions generally affecting the annuity or life insurance industry in the United States; (C) changes in Applicable Law, Applicable Accounting Principles or other accounting or actuarial principles or practices; (D) the announcement or the pendency of the transactions contemplated by this Agreement; (E) any downgrade in the credit rating or financial strength rating of any of the Transferred Companies (but not the facts or circumstances underlying or giving rise to any such downgrade); (F) the identity of Purchaser; (G) any change in political conditions or any acts of war, sabotage or terrorism, or any escalation or worsening of such acts, any earthquakes, hurricanes, tornados and other storms, floods or other natural disasters, or any other force majeure event, in each case, after the Contract Date; or (H) any actions expressly required to be taken by Sellers or their Affiliates (including the Transferred Companies) or any action that Sellers or their Affiliates (including the Transferred Companies) are expressly prohibited from taking, in each case pursuant to the terms of this Agreement (it being agreed that this clause (H) shall not be deemed to include any action taken or contemplated to be taken in connection with the Restructuring Transactions); provided, further, however, that the changes, conditions and effects set forth in clauses (A), (B), (C) and (G) above shall be taken into account in determining whether a Business Material Adverse Effect has occurred or would reasonably be expected to occur to the extent, and only to the extent, the change, condition or effect (I) relates only to the Transferred Companies or (II) has a disproportionately adverse effect on the Transferred Companies compared to the effect on other participants in the annuity or life insurance industry generally in the United States; or (ii) with respect to Sellers or Sun Life Financial, a fact, circumstance, change, effect or event that would prohibit or materially impair or materially delay the ability of Sellers or Sun Life Financial to perform its or their respective obligations under this Agreement and the Ancillary Agreements, including consummation of the transactions contemplated hereby or thereby.

(n)    “Code” means the United States Internal Revenue Code of 1986, as amended.

(o)    “Confidentiality Agreement” means the confidentiality agreement, dated June 4, 2012, by and between US OPS and Guggenheim Corporate Funding, LLC.

(p)    “Consolidated Income Tax Liabilities” means any and all Income Taxes of any member of the Seller Group.

(q)    “Consolidated or Combined Return” means any Tax Return that is filed or required to be filed and that includes one or more Transferred Companies, on the one hand, and one or more members of the Seller Group, on the other hand.

(r)    “Contract” means any contract, agreement, lease, purchase order, binding undertaking, indenture, binding commitment, binding promise, loan, note or other similar obligation, whether written or oral and whether express or implied.

(s)    “Contract Date” means December 17, 2012, the date of execution of this Agreement.

(t)    “Credit Agreement” means that certain Amended and Restated Credit Agreement by and among Sun Life Financial, as borrower; those financial institutions that are or become lenders under such agreement, as lenders; and Royal Bank of Canada, as administrative agent, dated as of December 20, 2011.

(u)    “DB” means Deutsche Bank AG, New York Branch.

(v)    “Demand Notes” means those certain Demand Notes issued by SLUS to Sun Life Financial Global Funding III, L.L.C. on September 19, 2006.

(w)    “Departments of Insurance” means, as to a Transferred Insurance Company, the applicable department of insurance or other Governmental Authority having jurisdiction over such Transferred Insurance Company in the jurisdiction in which such Transferred Insurance Company is domiciled.

(x)    “Dispute Notice” means a Reference Statement Dispute Notice or a Closing Statement Dispute Notice, as applicable.

(y)    “Disputed Item” means a Reference Statement Disputed Item or a Closing Statement Disputed Item, as applicable.

(z)    “Eligible Investments” means: (i) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed or insured by, the United States (or by any agency or instrumentality to the extent such obligations are backed by the full faith and credit of the United States), in each case maturing at least three (3) Business Days prior to the Closing Date; (ii) marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof, in each case maturing at least three (3) Business Days prior to the Closing Date and having, at the time of the acquisition thereof, a rating of at least A-1 from Standard & Poor’s Rating Group or at least P-1 from Moody’s Investors Service; (iii) certificates of deposit, time deposits, overnight bank deposits, bankers acceptances and repurchase agreements issued by a Qualified Bank Issuer maturing at least three (3) Business Days prior to the Closing Date; (iv) commercial paper of an issuer rated at least A-1 by Standard & Poor’s Rating Group or at least P-1 by Moody’s Investors Service at the time of the acquisition thereof, in each case maturing at least three (3) Business Days prior to the Closing Date; (v) money market accounts or funds with or issued by a Qualified Bank Issuer; (vi) money market funds all of the assets of which are comprised of securities and other obligations of the types described in clauses (i) through (v) above; and (vii) marketable fixed income obligations of a corporate issuer and having a rating of NAIC 1 or NAIC 2.

(aa)    “Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice by any Person alleging Liability (including potential or actual liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees, fines or penalties) arising from, based on or relating to: (i) the presence, Release of, or exposure to any Hazardous Materials; (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law; or (iii) any other matters covered or regulated by, or for which liability is imposed under, Environmental Laws.

(bb)    “Environmental Laws” means all Laws relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety from the presence of Hazardous Materials, including Laws relating to: (i) the exposure to, or Releases or threatened Releases of, Hazardous Materials; (ii) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, Release, transport or handling of Hazardous Materials; or (iii) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

(cc)    “Escrow Agent” means such institution as Holdco and Purchaser may mutually agree as escrow agent.

(dd)    “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

(ee)    “Excluded Assets” means the following assets of the Purchased Companies and their Subsidiaries:

(i)    the Excluded Subsidiary;

(ii)    all real property owned by a Transferred Company that is identified in Section 1.1(ee)(ii) of the Seller Disclosure Letter, in each case, together with all improvements and fixtures located thereon or attached and appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing;

(iii)    the tangible personal property owned by a Transferred Company listed in Section 1.1(ee)(iii) of the Seller Disclosure Letter;

(iv)    all Excluded Contracts;

(v)    all of the Intellectual Property owned by a Transferred Company as of the Contract Date that is listed in Section 1.1(ee)(v) of the Seller Disclosure Letter;

(vi)    the Excluded Investment Asset Portfolio; and

(vii)    the Environmental Properties transferred to Sellers or an Affiliate of Sellers at or prior to the Closing pursuant to Section 5.30.

(ff)    “Excluded Assets Bill of Sale” means the Bill of Sale to be entered into by the applicable Affiliates of Sellers at or prior to the Closing, substantially in the form of Exhibit D-1 hereto.

(gg)    “Excluded Books and Records” means: (i) any Books and Records that relate to any internal corporate matters of Sellers or their Affiliates (other than the internal corporate matters of the Transferred Companies), including minute books, shareholder consents, consolidated financial reports, documents and other materials reflecting or relating to internal corporate governance approval processes of Sellers or their Affiliates (other than the Transferred Companies); (ii) certificates of incorporation, bylaws, corporate seals, licenses to do business and other corporate records relating to corporate organization or capitalization of Sellers or their respective Affiliates (other than the Transferred Companies; (iii) any internal drafts, opinions, valuations, correspondence or other materials produced by, or provided between or among, Sellers and their Affiliates or Representatives with respect to the negotiation or valuation of the specific transactions contemplated hereunder or the terms of engagement of such Representatives with respect thereto; (iv) any Tax Return, part of any Tax Return or Tax records of Sellers or their Affiliates, or portion thereof, except to the extent solely related to the Transferred Companies, the Business or the Transferred Assets; (v) any financial records (including general ledgers) of Sellers or their Affiliates (other than the Transferred Companies); and (vi) any Books and Records that are designated as or contemplated to be Excluded Books and Records pursuant to the Books and Records Plan.

(hh)    “Excluded Contracts” means all Contracts between a Transferred Company and a third party not affiliated with Sellers or any of their Affiliates that do not relate primarily to the Business or the Transferred Assets; provided, in any event, that (i) the Contracts set forth in Section 1.1(hh)(i) of the Seller Disclosure Letter shall constitute Excluded Contracts and (ii) the Contracts set forth in Section 1.1(hh)(ii) of the Seller Disclosure Letter shall not constitute Excluded Contracts.

(ii)    “Excluded Environmental Liabilities” means, with respect to the real properties set forth in Schedule 1.1(ii)(i) (the “Environmental Properties”), any and all Liabilities arising from, based on or relating to: (i) a violation of or non-compliance with any Environmental Law on or prior to the Closing Date, including a failure to obtain, maintain or comply with any permits or approvals required pursuant to applicable Environmental Law; (ii) the presence of Hazardous Materials or introduction of Hazardous Materials to the environment, on or prior to the Closing Date, at, in, on, under or migrating from or to such property, including liabilities relating to the investigation, remediation, or monitoring of such Hazardous Materials; (iii) natural resource damages, property damages, personal or bodily injury or wrongful death relating to the presence of or exposure to Hazardous Materials (including asbestos-containing materials), at, in, on, under or migrating from or to such property on or prior to the Closing Date; and (iv) any agreement or operation of law pursuant to which the Transferred Companies or any of their Affiliates as of any time prior to the Closing becomes liable for any of the foregoing, including as a successor-in-interest; provided that properties set forth in Schedule 1.1(ii)(i) as of the Contract Date are subject to removal from said schedule in compliance with Section 5.29.

(jj)    “Excluded Escheat Liabilities” means any pending or threatened matter listed in Section 3.8(b) of the Seller Disclosure Letter (or required to be listed in Section 3.8(b) of the Seller Disclosure Letter in order to make the representations and warranties set forth in Section 3.8(b) true and correct when made).

(kk)    “Excluded Investment Asset Portfolio” means the portfolios of assets set forth in Schedule 1.1(kk) hereto.

(ll)    “Excluded Investment Asset Purchase Agreement” means the Excluded Investment Asset Purchase Agreement to be entered into by SLUS and one or more Affiliates of Sellers (other than the Transferred Companies) at or prior to the Closing, substantially in the form of Exhibit G hereto.

(mm)    “Excluded Liabilities” means all Liabilities or other Losses of any Purchaser Indemnified Party arising from, based on or relating to: (i) the Excluded Assets, the Excluded SLNY Business, the Excluded Litigation Liabilities, the Excluded Environmental Liabilities or the Excluded Escheat Liabilities; (ii) the Restructuring Transactions; and (iii) any Assigned Contract to the extent such Liabilities arose or were accrued, or were required to be performed or satisfied, prior to the Closing Date or, if later, the date such Assigned Contract is actually assigned to Purchaser or one of its Affiliates (but not any Liability or Loss up to the amount for which Purchaser or any of its Affiliates is otherwise liable pursuant to Section 5.6(b)); provided, however, that “Excluded Liabilities” shall not include any Liability or Loss for which Purchaser or any of its Affiliates (including, after the Closing, the Transferred Companies) is liable pursuant to the express terms and conditions of, or arising from, based on or relating to any violation, breach or default first occurring after the Closing under any of the Ancillary Agreements attached hereto.

(nn)    “Excluded Litigation Liabilities” means any pending or threatened Action listed in Section 3.5(b) of the Seller Disclosure Letter (or required to be listed in Section 3.5(b) of the Seller Disclosure Letter in order to make the representations and warranties set forth in Section 3.5(b) true and correct when made.

(oo)    “Excluded SLNY Business” means the employee benefits and group insurance policies issued, assumed or entered into by SLNY on or prior to the Closing Date that are described in Section 1.1(oo) of the Seller Disclosure Letter, or issued or entered into by SLNY after the Closing Date and reinsured pursuant to the SLNY Group Reinsurance Agreement in accordance with the terms thereof.

(pp)    “Excluded Subsidiary” means Independence Life and Annuity Company, a Delaware life insurance company.

(qq)    “Fair Value Report” means, as of a particular date, a report prepared by XXXX (redacted defined term) as of the most recent month-end calculating the GMxB Claims – Fees in accordance with any applicable methodologies set forth in the Closing Statement Methodologies.

(rr)    “Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day on such transactions received by Sellers from three (3) unaffiliated federal funds brokers of recognized standing selected by them.

(ss)    “Final Reference Adjusted Net Worth” means Adjusted Net Worth as of September 30, 2012, as set forth in the Reference Statement as finally determined pursuant to Section 2.5.

(tt)    “Final Reference FV-VAG Amount” means the “FV-VAG Amount” as of September 30, 2012, as set forth in the Reference Statement as finally determined pursuant to Section 2.5.

(uu)    “FINRA” means the Financial Industry Regulatory Authority created in July 2007 through the consolidation of the National Association of Securities Dealers, Inc. and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

(vv)    “Funding Agreements” means the two funding agreements due October 2013 issued by SLUS to Sun Life Financial Global Funding III, L.L.C., each with an effective date of September 19, 2006.

(ww)    “FV-VAG Amount” means, as of any date of determination, the amount of the fair value of the inforce variable annuity guarantees calculated in accordance with the applicable methodologies set forth in the Closing Statement Methodologies.

(xx)    “GAAP” means United States generally accepted accounting principles, consistently applied.

(yy)    “GMxB Claims – Fees” means (i) in respect of the Interim Balance Sheet Date, the line item titled “GMxB Claims – Fees” as set forth in the most recent Fair Value Report and (ii) in respect of the Closing Date, the line item titled “GMxB Claims – Fees” as set forth in the Closing Date Fair Value Report.

(zz)    “Governmental Authority” means any United States or non-United States governmental, legislative, judicial, administrative or regulatory authority, agency, commission, board, body, court or entity or any instrumentality thereof, whether federal, provincial, state or local, or any arbitral body or panel, including any quasi-governmental entity with competent jurisdiction, including any Self-Regulatory Organization and any such supranational body.

(aaa)    “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

(bbb)    “Hazardous Materials” means material, substance, chemical or waste (or combination thereof) that: (i) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Environmental Law; or (ii) can form the basis of any liability under any Environmental Law.

(ccc)    “Hedging Guidelines” means the hedging guidelines applicable to the Business in effect as of the Contract Date and attached to the Letter Agreement.

(ddd)    “Human Resources Letter Agreement” means that certain letter agreement, dated as of the Contract Date, by and among Purchaser and Sellers, in respect of human resources matters.

(eee)    “Income Tax” means any Tax on or measured in whole or in part by net income, net profits, net receipts or net gains.

(fff)    “Indebtedness” means, with respect to a Person without duplication: (i) all indebtedness for borrowed money; (ii) all indebtedness for the deferred purchase price of property or services (other than property, including inventory, and services purchased, trade payables, other expense accruals and deferred compensation items arising in the Ordinary Course of Business); (iii) all obligations evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the Ordinary Course of Business, in respect of which such Person’s Liability remains contingent); (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (v) all obligations under leases that have been or should be, in accordance with the Applicable Accounting Principles, recorded as capital leases, to the extent required to be so recorded; (vi) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities; (vii) any Liability of others described in clauses (i) through (vi) above that the Person has guaranteed or that is otherwise its legal liability; and (viii) all indebtedness referred to in clauses (i) through (vii) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including accounts and contract rights) owned by such Person, even though the Person may not have assumed or become liable for the payment of such indebtedness, and including in clauses (i) through (viii) above any accrued and unpaid interest or any penalty thereon.

(ggg)    “Initial Adjusted Net Worth” means one billion six hundred sixty-three million dollars ($1,663,000,000).

(hhh)    “Initial FV-VAG Amount” means negative five hundred fifty-two million dollars                 (-$552,000,000).

(iii)    “Insurance Contracts” means the insurance or annuity policies and contracts (including, for the avoidance of doubt, any funding agreement, guaranteed investment contract or other financial product of the type issued by an insurance company), in each case, together with all amendments, binders, slips, certificates, endorsements and riders thereto issued, entered into, acquired or assumed (by reinsurance or otherwise) by any Transferred Insurance Company prior to the Closing, other than such policies, contracts, amendments, binders, slips, certificates, endorsements and riders that constitute the Excluded SLNY Business.

(jjj)    “Intellectual Property” means all intellectual property and proprietary rights of every kind and description in any jurisdiction throughout the world, whether registered or unregistered, including all United States and foreign: (i) patents, patent applications, invention disclosures and provisional patent applications (including any and all divisions, continuations, continuations-in-part, divisionals, re-examinations, extensions and reissues thereof); (ii) Name and Source Identifiers (including any goodwill associated therewith); (iii) copyrights (including registrations and applications therefor); (iv) trade secrets and all other confidential and proprietary information, ideas, know-how, inventions, processes, formulae, models and methodologies (“Trade Secrets”); (v) rights in computer programs (whether in source code, object code or other form), algorithms, compilations and data, technology supporting the foregoing and all documentation relating to the foregoing; and (vi) all rights and remedies against past, present and future infringement, misappropriation or other violation of any of the foregoing.

(kkk)    “Intercompany Agreements” means Contracts and other instruments between any of the Transferred Companies, on the one hand, and any of Sellers or any Affiliate of Sellers (other than the Transferred Companies), on the other hand.

(lll)    “Investment Assets” means any investment assets (whether or not required by GAAP or SAP to be recorded on a balance sheet) beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by any of the Transferred Companies, including bonds, notes, debentures, mortgage loans, real estate and all other instruments of indebtedness, stocks, partnership or joint venture interests and all other equity interests, certificates issued by or interests in trusts, derivatives and all other assets acquired for investment purposes, but excluding the capital stock or other securities in any of the Transferred Subsidiaries.

(mmm)    “Investment Company Act” means the Investment Company Act of 1940, as amended, together with the rules and regulations promulgated thereunder.

(nnn)    “Investment Guidelines” means the investment guidelines applicable to the Business in effect as of the Contract Date and attached to the Letter Agreement.

(ooo)    “Irish Disability Plan” means the Long Term Disability Benefits Plan sponsored by Sun Life Information Services Ireland Limited.

(ppp)    “Irish Pension Plan” means the Sun Life Ireland Retirement and Death Benefits Plan established under a Definitive Deed dated 9 April 1999 with Rules scheduled thereto.

(qqq)    “IRS” means the United States Internal Revenue Service.

(rrr)    “Knowledge of Purchaser” means the knowledge, after reasonable investigation, of those persons identified in Section 1.1(rrr) of the Purchaser Disclosure Letter.

(sss)    “Knowledge of Sellers” means the knowledge, after reasonable investigation, of those persons identified in Section 1.1(sss) of the Seller Disclosure Letter.

(ttt)    “Law” means any law, treaty, convention, code, statute, ordinance, directive, rule, regulation, common law, decree, agency requirement, administrative interpretation, Permit or Governmental Order of, or any Regulatory Agreement with, any Governmental Authority.

(uuu)    “Letter Agreement” means that certain letter agreement, dated as of the Contract Date, by and among Purchaser and Sellers.

(vvv)    “Liabilities” means any and all debts, liabilities, expenses, commitments and obligations of any kind, character or description, whether direct or indirect, fixed or unfixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or unasserted, known or unknown, disputed or undisputed, joint or several, secured or unsecured, determined, determinable or otherwise, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required by the Applicable Accounting Principles to be reflected on financial statements or disclosed in the notes thereto.

(www)    “Licensed Inventions” means the inventions that are subjects of United States patent application no. 11/796,626 and Canadian patent application number CA 2,650,378.

(xxx)    “Licensed Patent” means any patent that issues from United States patent application no. 11/796,626 or Canadian patent application number CA 2,650,378, any patent or patent applications claiming priority to the filing date of either such application, and with any divisionals, provisionals, re-examinations, continuations, continuations-in-part, continuing prosecution applications, extensions, reissues and foreign counterparts thereof.

(yyy)    “Lien” means, as to any asset, any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, assessment, lease, sublease, license, occupancy agreement, right-of-way, easement, covenant, condition, encroachment, interest, option, right of first offer, negotiation or refusal, proxy, lien (including environmental and Tax liens), judgment, equitable interest, charge of any kind or nature whatsoever or other legal or contractual restrictions or limitations of any nature whatsoever, including any restriction or covenant with respect to, or condition governing, the use, voting, transfer (except restriction on share transfers under federal or state securities or insurance Laws), alienation, receipt of income or exercise of any attributes of ownership, voting trust or arrangements restricting title.

(zzz)    “Medium-Term Note Program” means the medium-term notes program of Sun Life Global Financial Global Funding III, L.P. unconditionally guaranteed by Sun Life Financial Global Funding III, L.L.C. pursuant to guarantees secured by funding agreements issued by SLUS, including the Funding Agreements, the Demand Notes and related swaps.

(aaaa)    “MTN Escrow Agreement” means the Escrow Agreement to be entered into at the Closing by SLUS, Holdco and the Escrow Agent, substantially in the form of Exhibit L hereto with only such changes as are agreed to by Purchaser and Sellers at the request of the Escrow Agent.

(bbbb)    “MTN Post-Closing Security Agreement” means the Security Agreement to be entered into at the Closing by Holdco, SLUS, DB and the Escrow Agent, substantially in the form of Exhibit R hereto with only such changes as are agreed to by Purchaser and Sellers at the request of DB or the Escrow Agent.

(cccc)    “MTN Pre-Closing Security Agreement” means that certain Guaranty and Security Agreement between DB and SLUS, dated as of December 17, 2012.

(dddd)    “Multiparty Contract” means any Contract to which (i) any of the Transferred Companies, (ii) Sellers or any of their Affiliates (other than the Transferred Companies) and (iii) a third party are each a party or by which their respective properties or assets are subject or bound.

(eeee)    “Name and Source Identifiers” means trade, corporate or business names, trademarks, service marks, domain names, acronyms, tag-lines, slogans, logos, trade dress, design rights and any other name or source identifiers (including registrations and applications therefor) and any goodwill associated therewith, any and all common law rights therein, and registrations and applications for registration thereof, and all reissues, extensions and renewals of any of the foregoing.

(ffff)    “Non-Transferred Assets” means (i) any right, title or interest in or under any Contract, (ii) any ownership interest in real property, (iii) the Seller Names and Marks, (iv) the assets and the Name and Source Identifiers listed in Section 5.15(a) of the Seller Disclosure Letter and (v) the software applications listed in Section 1.1(ffff) of the Seller Disclosure Letter.

(gggg)    “Novation Agreement” means the Novation Agreement to be entered into by BarbCo 3, SLUS and the U.S. Branch at or prior to the Closing, substantially in the form of Exhibit M hereto.

(hhhh)    “Ordinary Course of Business” means, when applied to any of the Transferred Companies or the Business, the ordinary course of business consistent with past practice, taking account of the cessation of the new sales of variable annuity and individual life insurance products by SLUS and SLNY effective December 31, 2011 and, after such date, the changes in the conduct of the Business necessary or appropriate to effectuate such cessation.

(iiii)    “Other Adjustments Amount” means an amount (which may be positive or negative) determined as of the Closing Date in accordance with the Closing Statement Methodologies.

(jjjj)    “Owned Registered IP” means all applications and registrations for Intellectual Property owned by the Transferred Companies or otherwise owned by Sellers or any of their Affiliates (other than a Transferred Company) and primarily used in the conduct of the Business.

(kkkk)    “Owned Unregistered IP” means all unregistered Intellectual Property owned by the Transferred Companies or otherwise owned by Sellers or any of their Affiliates (other than a Transferred Company) and primarily used in the conduct of the Business; provided, that Owned Unregistered IP shall not include the Non-Transferred Assets.

(llll)    “Permits” means qualifications, licenses, permits, orders, consents, approvals, registrations, authorizations, exemptions or waivers issued or granted by Governmental Authorities.

(mmmm)    “Permitted Lien” means, as to any asset, each of the following: (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or due and payable but not delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained; (ii) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s Liens and other similar Liens arising in the Ordinary Course of Business, for sums not yet due and payable; (iii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (iv) Liens related to deposits required by the insurance regulatory authority of any applicable jurisdiction; and (v) minor survey exceptions, reciprocal easement agreements and other customary encumbrances on title to real property that do not, individually or in the aggregate, materially detract from the value of such real property or materially interfere with the present or reasonably contemplated use thereof.

(nnnn)    “Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, limited liability company, limited liability partnership, trust, unincorporated organization, governmental, judicial or regulatory body, business unit, division or other legal entity.

(oooo)    “Post-Closing Tax Period” means any Tax period beginning after the Closing Date and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period beginning after the Closing Date.

(pppp)    “Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period ending on the Closing Date.

(qqqq)    “Product Tax Administrative Processes and Procedures” means the computer programs, as operated by the Transferred Companies, in combination with the systems, processes and procedures (including manual workarounds) employed by the Transferred Companies, to maintain the United States federal income tax treatment of the Insurance Contracts in accordance with applicable provisions of the Code.

(rrrr)    “Purchase Price” means one billion three hundred fifty million dollars ($1,350,000,000).

(ssss)    “Purchaser Disclosure Letter” means the definitive disclosure letter delivered by Purchaser to Sellers prior to entering into this Agreement.

(tttt)    “Purchaser Material Adverse Effect” means a fact, circumstance, change, effect or event that would prohibit or materially impair or materially delay the ability of any of the XXXXX (redacted defined term) Companies or Purchaser and Purchaser’s applicable Affiliates (if any) to perform their respective obligations under this Agreement and the Ancillary Agreements, including consummation of the transactions contemplated hereby or thereby.

(uuuu)    “Purchaser Transition Services Agreement” means the Transition Services Agreement to be entered into by US OPS and Purchaser at the Closing, substantially in the form of Exhibit J hereto.

(vvvv)    “Qualified Bank Issuer” means any commercial bank (i) that has capital and surplus in excess of two billion dollars ($2,000,000,000) and (ii) the outstanding short-term debt securities of which are rated at least A-1 by Standard & Poor’s Rating Group or at least P-1 by Moody’s Investors Service.

(wwww)    “Real Property Conveyance Agreement” means the Purchase and Sale Agreement to be entered into by SLUS and SLA at or prior to the Closing, substantially in the form of Exhibit E hereto.

(xxxx)    “Real Property Lease Agreements” means (i) the Office Lease to be entered into by Sun Life Financial (U.S.) Services Company, Inc. as landlord, and SLUS, as tenant, and (ii) the Office Lease to be entered into by Sun Life Information Services Canada, Inc., as landlord, and SLUS (or other Affiliate of Purchaser reasonably acceptable to Holdco) if directed in writing by Purchaser to Sellers at least three (3) Business Days prior to the Closing), as tenant, in each case at the Closing, substantially in the form of Exhibit F hereto.

(yyyy)    “Reference Balance Sheets” means the balance sheets included in the Quarterly Statements of each of SLUS and SLNY and the Interim Unaudited Financial Statements of BarbCo 3 and SLFIAC, each dated as of the Reference Date, which are attached as Section 1.1(yyyy) of the Seller Disclosure Letter.

(zzzz)    “Reference Date” means September 30, 2012.

(aaaaa)    “Reference Statement” means, collectively, the Reference Balance Sheets and the calculation of Initial Adjusted Net Worth and Initial FV-VAG Amount as set forth in Schedule 1.1(aaaaa).

(bbbbb)    “Regulatory Agreement” means any written agreement, consent agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or any supervisory letter from, any Governmental Authority.

(ccccc)    “Release” means any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

(ddddd)    “Representative” of a Person means the directors, officers, employees, advisers, agents, consultants, independent accountants, independent actuaries, financial advisors, counsel or other representatives of such Person.

(eeeee)    “Restructuring Transactions” means those transactions set forth in Schedule 1.1(eeeee).

(fffff)    XXXXX (redacted defined term)

(ggggg)    “SAP” means, as to any Transferred Insurance Company, the statutory accounting principles prescribed or permitted by the Governmental Authority responsible for the regulation of insurance companies in the jurisdiction in which such entity is domiciled, consistently applied.

(hhhhh)    “SEC” means the United States Securities and Exchange Commission.

(iiiii)    “Securities Act” means the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

(jjjjj)    “Self-Regulatory Organization” means: (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act; (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market; or (iii) any other exchange or corporation or similar self-regulatory body or organization.

(kkkkk)    “Seller Disclosure Letter” means the definitive disclosure letter delivered by Sellers to Purchaser prior to entering into this Agreement.

(lllll)    “Seller Group” means Sellers and their Affiliates, excluding any Transferred Company.

(mmmmm)    “Sellers’ Non-Compete” means Sellers’ obligations under Section 5.17(a) and Section 5.17(b).

(nnnnn)    “Shared Contracts” means, other than the Multiparty Contracts, Contracts pursuant to which a non-affiliated third party provides services or benefits to a Seller or one or more of its Affiliates in respect of both the Business and other services or benefits not in respect of the Business.

(ooooo)    “SLCT” means Sun Life and Health Insurance Company (U.S.), a Connecticut life insurance company.

(ppppp)    “SLFIAC” means Sun Life Financial Insurance and Annuity Company (Bermuda) Ltd., a Bermuda insurance company.

(qqqqq)    “SLNY” means Sun Life Insurance and Annuity Company of New York, a New York life insurance company.

(rrrrr)    “SLNY Group Administrative Services Agreement” means the Administrative Services Agreement to be entered into by SLNY and SLCT at or prior to the Closing, substantially in the form of Exhibit C hereto.

(sssss)    “SLNY Group Reinsurance Agreement” means the reinsurance agreement with respect to the Excluded SLNY Business, to be entered into by SLNY and SLCT at or prior to the Closing, substantially in the form of Exhibit B hereto.

(ttttt)    “SLNY Recapture and Termination Agreement” means the Recapture and Termination Agreement to be entered into by SLCT and SLNY at or prior to the Closing, substantially in the form of Exhibit O hereto.

(uuuuu)    “SLNY Renewal Rights Agreement” means the Renewal Rights Agreement to be entered into by SLCT and SLNY at or prior to the Closing, substantially in the form of Exhibit P hereto.

(vvvvv)    “SLNY UL Reinsurance Agreement” means that certain Automatic Reinsurance Agreement between SLNY and the U.S. Branch, effective December 31, 2007, as the same may be amended from time to time.

(wwwww)    “SLNY UL Coinsurance Amendment” means Amendment No. 2 to the SLNY UL Reinsurance Agreement to be entered into by SLNY and the U.S. Branch at or prior to the Closing, substantially in the form of Exhibit S.

(xxxxx)    “SPWL Recapture Agreement” means the Recapture Agreement to be entered into by SLUS and the U.S. Branch at or prior to the Closing, substantially in the form of Exhibit H hereto.

(yyyyy)    “Straddle Period” means any Tax period that includes, but does not end on, the Closing Date.

(zzzzz)    “Sublease Agreement” means the Sublease Agreement to be entered into by Purchaser (or if directed in writing by Purchaser to Sellers at least three (3) Business Days prior to the Closing, a Transferred Company or other Person reasonably acceptable to Holdco), Sun Life Information Services Ireland Limited, an Irish corporation, and Tretford Tapijt BV (formerly Alkmaarse Industrie Bouw BV), at the Closing, the material terms and conditions of which are set forth in Exhibit N hereto.

(aaaaaa)    “Subsidiary” means, with respect to any Person, any corporation, general or limited partnership, joint venture, limited liability company, limited liability partnership or other Person that is a legal entity, trust or estate of which (or in which) (i) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors or another body performing similar functions of such corporation or other Person (irrespective of whether, at the time, capital stock of any other class or classes of such corporation or other Person shall or might have voting power upon the occurrence of any contingency), (ii) more than fifty percent (50%) of the interest in the capital or profits of such partnership, joint venture or limited liability company or (iii) more than fifty percent (50%) of the beneficial interest in such trust or estate is at the time of determination directly or indirectly beneficially owned or controlled by such Person.

(bbbbbb)    “Surplus Notes” means the surplus notes issued by SLUS in an aggregate principal amount equal to five hundred sixty-five million dollars ($565,000,000).

(cccccc)    “Tax” (or “Taxes” as the context may require) means any tax, however denominated, imposed by any United States or foreign federal, state, local, municipal, territorial or provincial government or any agency or political subdivision of any such government (a “Taxing Authority”), including any net income, alternative or add-on minimum, gross income, gross receipts, premium, sales, use, gains, goods and services, production, documentary, recording, social security, unemployment, disability, employee withholding, welfare, workers’ compensation, estimated, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, capital stock, net worth, occupation, business license, personal or real property, environmental or windfall profit tax, and any premiums, custom, duty, levy, tariff, impost or other tax or other like assessment or charge, but not including guaranty fund assessments, together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority relating to the assessment or collection thereof.

(dddddd)    “Tax Return” means any return or report (including any election, declaration, disclosure, schedule, estimate or information return, statement, certificate, bill, document, claim for refund or other written information) supplied or required to be supplied to a Taxing Authority relating to Taxes, including any and all attachments, amendments and supplements thereto.

(eeeeee)    “Transferred Assets” means the assets (including Intellectual Property, but excluding any Non-Transferred Assets) of Sellers and their Affiliates (other than the Transferred Companies) primarily related to the Transferred Companies, the Assigned Contracts or the Business (excluding the Excluded Assets, the Excluded SLNY Business and the Medium-Term Note Program), including the portfolio of assets set forth in Section 1.1(eeeeee) of the Seller Disclosure Letter.

(ffffff)    “Transferred Assets Bills of Sale” means (i) the Bill of Sale to be entered into by the applicable Affiliates of Sellers at or prior to the Closing, substantially in the form of Exhibit D-2 hereto, and (ii) the Bill of Sale to be entered into by the applicable Affiliates of Sellers at or prior to the Closing, substantially in the form of Exhibit D-3 hereto.

(gggggg)    “Transferred Companies” means the Purchased Companies and the Transferred Subsidiaries.

(hhhhhh)    “Transferred Insurance Company” means a Transferred Company that is an insurance company.

(iiiiii)    “Transferred Subsidiary” means any Subsidiary of the Purchased Companies, other than the Excluded Subsidiary.

(jjjjjj)    “Transition Services Agreement” means the Transition Services Agreement to be entered into by US OPS and Purchaser at the Closing, substantially in the form of Exhibit I hereto.

(kkkkkk)    “Treasury Regulations” means the Treasury regulations promulgated under the Code.

(llllll)    “U.S. Branch” means Sun Life Assurance Company of Canada (U.S. Branch), the United States branch of Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada).

(mmmmmm)    “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state, provincial or local Law.

Section 1.2 Other Definitions.

Term	Section in which Term is Defined

Accommodation Filings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.5(g)
Actions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.5(b)
Actuarial Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.11(a)
Additional Excluded Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.30(b)
Adjusted Net Worth . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(a)
Admin Fee Payment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.32(c)
Affiliate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(b)
Affiliated Funds Schedule . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.16(a)
After-Acquired Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.17(a)(viii)
Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Preamble
Allocation Schedule . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.6
Ancillary Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(c)
Annual Audited Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.19(b)
Annual Unaudited Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.19(b)
Applicable Accounting Principles . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(d)
Applicable Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(e)
Assigned Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(f)
Assignment Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(g)
Assumed Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(h)
Audited Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.19(a)
Balance Sheet Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.19(a)
Balance Sheet Templates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(b)
BarbCo 3 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Recitals
BarbCo 3 Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Recitals
Books and Records . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(i)
Books and Records Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.3(a)
Broker-Dealer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(j)
Burdensome Condition . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.5(h)
Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(k)

Business Day . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(l)
Business Employee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(a)(i)
Business Employee Data Schedule . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.16(a)
Business Employee Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.16(b)
Business Employees on Leave . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(a)(i)
Business Material Adverse Effect . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(m)
Canadian Employee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(b)(iii)
Cap . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 10.5(c)
Ceded Reinsurance Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.17(a)
Claims Notice . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 10.2(a)
Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.2
Closing Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(c)
Closing Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.2
Closing Date Fair Value Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(c)
Closing Date Purchase Price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(a)
Closing Statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(c)
Closing Statement Dispute Notice . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(e)
Closing Statement Disputed Item . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(e)
Closing Statement Methodologies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(b)
Closing Statement Template . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(c)
Code . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(n)
Collective Bargaining Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.15(a)
Company Insurance Policies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.28(a)
Competing Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.17(a)
Confidentiality Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(o)
Consolidated Income Tax Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(p)
Consolidated or Combined Return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(q)
Contract . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(r)
Contract Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(s)
Contract Date Adjusted Monthly Increased Premium . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.34
Contract Date Coverage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.34
Contract Date Monthly Premium . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.34
Credit Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(t)
Data Privacy Policies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.25(d)
DB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(u)
DC Plan Schedule . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(f)
Debt Releases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.36
Demand Notes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(u)
Departments of Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(w)
Designated Funding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.35(b)
Dispute Notice . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(x)
Disputed Item . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(y)
Eligible Investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(z)
Employee Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.16(b)
Employee Start Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(b)(i)
Enforceability Exceptions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.2

Environmental Claim . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(aa)
Environmental Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(bb)
Environmental Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ii)
EPPA Amount . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(a)
XXXXX (redacted defined term) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Preamble
ERISA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.16(b)
ERISA Affiliate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.16(c)
Escrow Agent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(cc)
Estimated Closing Statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(b)
Estimated Closing Statement Template . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(b)
Exchange Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(dd)
Excluded Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ee)
Excluded Assets Bill of Sale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ff)
Excluded Books and Records . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(gg)
Excluded Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(hh)
Excluded Environmental Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ii)
Excluded Escheat Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(jj)
Excluded Investment Asset Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(kk)
Excluded Investment Asset Purchase Agreement . . . . . . . . . . . . . . . . . . . .. . . . . . . . . .	Section 1.1(ll)
Excluded Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(mm)
Excluded Litigation Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(nn)
Excluded SLNY Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(oo)
Excluded Subsidiary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(pp)
Fair Value Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(qq)
Federal Funds Rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(rr)
Final Reference Adjusted Net Worth . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ss)
Final Reference FV-VAG Amount . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(tt)
FINRA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(uu)
Form BD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.30(c)
Fund AUM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.16(a)
Fund Fee Schedule . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.32(a)
Fund Percentage Share . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.32(b)
Funding Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(vv)
FV-VAG Amount . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ww)
GAAP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(xx)
XXXXX (redacted defined term) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	Preamble
GMxB Claims – Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(yy)
Governmental Approval . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.7
Governmental Authority . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(zz)
Governmental Order . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(aaa)
Grandfathered Plan Participant . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(f)
Guaranty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Recitals
Hazardous Materials . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(bbb)
Hedging Guidelines . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ccc)
Holdco . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Preamble
Human Resources Letter Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ddd)

ICDR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(g)
Identified Multiparty Contract . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.9
Identified Shared Contract . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.8(a)
Illustrative Estimated Closing Statement Template . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(b)
Income Tax . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(eee)
Indebtedness . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(fff)
Indemnified Party . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . .	Section 10.2(a)
Indemnifying Party . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 10.2(a)
Initial Adjusted Net Worth . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ggg)
Initial Funding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 4.6(a)
Initial FV-VAG Amount . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(hhh)
Insurance Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.19(f)
XXXXX (redacted defined term) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Preamble
Insurance Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(iii)
Intellectual Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(jjj)
Intercompany Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(kkk)
Interim Adjusted Net Worth . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(b)
Interim Balance Sheet Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(b)
Interim FV-VAG Amount . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(b)
Interim Other Adjustments Amount . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(b)
Interim Unaudited Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.19(a)
Interim-to-Close Amount . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(b)
Investment Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(lll)
Investment Company Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(mmm)
Investment Guidelines . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(nnn)
Irish Assigned Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.6
Irish Disability Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ooo)
Irish Employees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(a)(i)
Irish Pension Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ppp)
Irish Transferred Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.6
IRS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(qqq)
Knowledge of Purchaser . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(rrr)
Knowledge of Sellers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(sss)
Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ttt)
Leased Real Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.26(c)
Letter Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(uuu)
Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(vvv)
License Term . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.15(b)
Licensed Inventions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(www)
Licensed Patent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(xxx)
Lien . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(yyy)
Loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 10.1(a)
LTIP Transferred Employee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(a)(i)
Material Contract . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.14(a)
Medium-Term Note Program . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(zzz)
Membership Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.30(c)

MFS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.32(a)
MFS 12b-1 Fee Factor . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.32(a)
MFS Admin Fee Factor . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.32(a)
MFS Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.32(a)
MFS Fund AUM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.32(b)
MFS Fund Total AUM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.32(b)
XXXXX (redacted defined term) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.11(a)
MTN Escrow Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(aaaa)
MTN Post-Closing Security Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(bbbb)
MTN Pre-Closing Security Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(cccc)
Multiparty Contract . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(dddd)
Name and Source Identifiers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(eeee)
Non-Transferred Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ffff)
Non-U.S. Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.16(f)
Novation Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(gggg)
Offer of Employment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(a)(i)
Ordinary Course of Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(hhhh)
Original Excluded Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.30(a)
Other Adjustments Amount . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(iiii)
Outside Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 11.1(b)
Owned Intellectual Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.25(a)
Owned Registered IP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(jjjj)
Owned Unregistered IP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(kkkk)
Permits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(llll)
Permitted Accounting Practice . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.19(c)
Permitted Courts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 12.6(b)(i)
Permitted Lien . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(mmmm)
Person . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(nnnn)
Post-Closing Tax Period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(oooo)
Pre-Closing Tax Period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(pppp)
Product Tax Administrative Processes and Procedures . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(qqqq)
Purchase Price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(rrrr)
Purchased Companies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Recitals
Purchased Company Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.3(b)
Purchaser . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Preamble
Purchaser Disclosure Letter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ssss)
Purchaser Indemnified Parties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 10.1(a)
Purchaser Material Adverse Effect . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(tttt)
Purchaser Releasor . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.19(b)
Purchaser Retention Awards . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(i)
Purchaser Specified Representations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 9.1(a)
Purchaser Transition Services Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(uuuu)
Qualified Bank Issuer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(vvvv)
Quarterly Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.19(b)
Real Property Conveyance Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(wwww)
Real Property Lease Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(xxxx)

Real Property Leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.26(c)
Recognized Environmental Conditions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.29(c)
Reference Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(yyyy)
Reference Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(zzzz)
Reference Statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(aaaaa)
Reference Statement Dispute Notice . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(d)
Reference Statement Disputed Item . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(d)
Registered Separate Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.12(b)
Regulatory Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(bbbbb)
Release . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ccccc)
Representative . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ddddd)
Resolution Period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(f)
Restructuring Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(eeeee)
XXXXXX (redacted defined term) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(fffff)
SAP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ggggg)
SEC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(hhhhh)
Securities Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(iiiii)
XXXXXX (redacted defined term) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Preamble
Self-Regulatory Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(jjjjj)
Seller . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Preamble
Seller Affiliated Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.16(a)
Seller Confidentiality Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.21
Seller Disclosure Letter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(kkkkk)
Seller Group . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(lllll)
Seller Indemnified Parties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 10.1(b)
Seller LTIPs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(a)(i)
Seller Names and Marks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.15(a)
Seller Releasee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.19(b)
Seller Releasor . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.19(a)
Seller Specified Representations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 9.1(a)
Seller’s Nonqualified Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(f)
Seller’s Savings Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(f)
Seller’s Severance Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(b)(v)
Sellers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Preamble
Sellers’ Non-Compete . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(mmmmm)
Separate Accounts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.12(a)
Shared Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(nnnnn)
Shared Technology Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.14(b)
Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Recitals
SLA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Preamble
SLCT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ooooo)
SLFBH . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Recitals
SLFBH Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Recitals
SLFIAC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ppppp)
SLNY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(qqqqq)
SLNY Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 12.6

SLNY Group Administrative Services Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(rrrrr)
SLNY Group Reinsurance Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(sssss)
SLNY XXXX (redacted name of third party) Agreements . . . . . . . . . . . . . . . . . . . . .	Section 5.12(g)
SLNY Recapture and Termination Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ttttt)
SLNY Renewal Rights Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(uuuuu)
SLNY UL 100% Amendment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.12(f)
SLNY UL Coinsurance Amendment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(wwwww)
SLNY UL Reinsurance Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(vvvvv)
SLUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Recitals
SLUS SEC Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.20
SLUS Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Recitals
SPWL Recapture Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(xxxxx)
Statutory Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.19(b)
Straddle Period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(yyyyy)
Sublease Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(zzzzz)
Subsequent Event . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.26(a)
Subsidiary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(aaaaaa)
Subsidiary Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.4(b)
Sun Days . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(b)(iii)
Sun Life Financial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Preamble
Surplus Notes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(bbbbbb)
Surviving Intercompany Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.23(b)
Tax . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(cccccc)
Tax Accountant . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 6.4(f)
Tax Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 6.5(a)
Tax Return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(dddddd)
Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(cccccc)
Taxing Authority . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(cccccc)
Terminated MFS Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.32(d)
Third Party Approval . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.7
Third Party Claim . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 10.2(a)
Threshold Amount . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 10.5(b)
Threshold Percentage . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.16(b)
Total AUM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.16(a)
Trade Secrets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(jjj)
Transaction Arbitrator . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(g)
Transfer Regulations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(a)(i)
Transferred Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(eeeeee)
Transferred Assets Bills of Sale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(ffffff)
Transferred Companies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(gggggg)
Transferred Company Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 3.19(a)
Transferred Company Releasee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.19(a)
Transferred Employees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(a)(i)
Transferred Insurance Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(hhhhhh)
Transferred Subsidiary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(iiiiii)
Transition Services Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(jjjjjj)

Treasury Regulations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(kkkkkk)
True-Up Payment Amount . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(m)
U.S. Branch . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(llllll)
U.S. Employees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.14(b)(iii)
Unresolved Items . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 2.5(h)
Updated Fund Fee Schedule . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 5.32(b)
US OPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Preamble
WARN Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Section 1.1(mmmmmm)

Section 1.3    Other Definitional Provisions.

(a)    For purposes of this Agreement, the words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole unless otherwise indicated.

(b)    Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate.

(c)    Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”

(d)    Whenever used in this Agreement, the masculine gender shall include the feminine and neuter genders.

(e)    All references herein to Articles, Sections, Subsections, Clauses, Exhibits and Schedules shall be deemed references to Articles, Sections, Subsections and Clauses of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require.

(f)    References to “party” or “parties” hereto means Sellers or Purchaser and, solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 5.5, Section 11.3 and Article XII, also includes Sun Life Financial, and solely for purposes of Article I, Section 4.2, Section 4.4, Section 5.5, Section 11.3 and Article XII, also includes the XXXXX (redacted defined term) Companies; provided, that the foregoing is solely with respect to references to “party” or “parties” as referenced in the preceding enumerated sections of this Agreement and shall not alter or affect the rights, benefits or obligations of the Persons who are signatories to this Agreement as referenced in the Preamble to this Agreement.

(g)    Any reference herein to any statute, agreement or document, or any section thereof, shall, unless otherwise expressly provided herein, be a reference to such statute, agreement, document or section as amended, modified or supplemented (including any successor section) and in effect from time to time. Any agreement referred to herein shall include reference to all exhibits, schedules and other documents or agreements attached thereto, including waivers or consents, and references to all attachments thereto and instruments incorporated therein.

(h)    All terms defined in this Agreement shall have the defined meaning when used in any Exhibit, Schedule, Ancillary Agreement, disclosure letter, certificate or other documents attached hereto or made or delivered pursuant hereto, in each case, including instruments incorporated therein, unless otherwise defined therein.

(i)    Each representation, warranty, covenant, agreement and condition contained in this Agreement shall have independent significance.

ARTICLE II

TRANSFER OF ASSETS AND ASSUMPTION OF LIABILITIES

Section 2.1    Purchase and Sale.

(a)     Upon the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall sell, convey, assign, transfer and deliver to Purchaser, and Purchaser XXXXX (redacted commercially sensitive information), shall purchase, acquire and accept from Sellers, all of Sellers’ right, title and interest in and to (i) the Shares, free and clear of all Liens, and (ii) the Surplus Notes, free and clear of all Liens, except in the case of this clause (ii), the requirement for SLUS to obtain the prior approval of the Delaware Department of Insurance for the repayment of the principal and interest on such Surplus Notes, for the Purchase Price, subject to adjustment as set forth in Section 2.5.

(b)    Upon the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall, or shall cause their Affiliates to, sell, convey, assign, transfer and deliver to Purchaser (or if directed in writing by Purchaser to Sellers at least three (3) Business Days prior to the Closing, to a Transferred Company or other Person), free and clear of all Liens other than Permitted Liens, and Purchaser (or if directed in writing by Purchaser to Sellers at least three (3) Business Days prior to the Closing, a Transferred Company or other Person) shall purchase, acquire and accept from Sellers and their Affiliates, all of Sellers’ and their Affiliates’ right, title and interest in and to the Transferred Assets pursuant to the Transferred Assets Bills of Sale, provided, that the portfolio of assets set forth in Section 1.1(eeeeee) of the Seller Disclosure Letter shall be sold, conveyed, assigned, transferred and delivered to, free and clear of all Liens other than Permitted Liens, and such portfolio shall be purchased, acquired and accepted by, SLUS (or if directed in writing by Purchaser to Sellers at least (3) Business Days prior to the Closing, another Transferred Company).

(c)    Upon the terms and subject to the conditions of this Agreement, at the Closing, (i) Sellers shall, or shall cause their Affiliates to, sell, convey, assign, transfer and deliver to Purchaser (or if directed in writing by Purchaser to Sellers at least three (3) Business Days prior to the Closing, to a Transferred Company or other Person), free and clear of all Liens other than Permitted Liens, and Purchaser (or if directed in writing by Purchaser to Sellers at least three (3) Business Days prior to the Closing, a Transferred Company or other Person) shall assume from Sellers and their Affiliates, the Assigned Contracts, and (ii) Purchaser (or if directed in writing by Purchaser to Sellers at least three (3) Business Days prior to the Closing, a Transferred Company) shall assume and become responsible for the Assumed Liabilities, in each case pursuant to the Assignment Agreement.

(d)    The parties hereto acknowledge and agree that the payment of the Purchase Price by Purchaser to Sellers shall be for the account, credit and benefit of Holdco in the case of the SLUS Shares, US OPS in the case of the BarbCo 3 Shares and SLA in the case of the SLFBH Shares, and the applicable Seller or Seller Affiliate, as applicable, in the case of the transfer of a Transferred Asset or Assigned Contract.

Section 2.2    Closing. The closing (the “Closing“) of the transactions contemplated hereby will take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York, at 10:00 a.m., New York City time, on (a) the last Business Day of the month in which the last of the conditions set forth in Article VII and Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) is satisfied or waived by the party or parties entitled to waive the same, provided that if the date the last of the conditions is satisfied or waived is less than three (3) Business Days prior to the last Business Day of the month, then the Closing will take place on the last Business Day of the following month or (b) such other date as Holdco and Purchaser may mutually agree in writing. The day on which the Closing actually takes place is referred to herein as the “Closing Date.” The Closing shall be deemed effective at 11:59:59 p.m., New York City time, on the Closing Date.

Section 2.3    Transactions at Closing. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing:

(a)    Holdco shall deliver to Purchaser certificates representing all the SLUS Shares, US OPS shall deliver to Purchaser certificates representing all the BarbCo 3 Shares, and SLA shall deliver to Purchaser certificates representing all the SLFBH Shares, in each case accompanied by stock powers duly executed in blank or duly executed instruments of transfer;

(b)    Holdco shall deliver to Purchaser, and Purchaser shall deliver to Holdco, duly executed counterparts of the cross-receipt for the amount paid at the Closing pursuant to Section 2.3(k);

(c)    Holdco shall deliver or cause its Affiliates to deliver the Surplus Notes to Purchaser (or a designated Affiliate of Purchaser) or XXXXX; (remainder has been redacted due to commercially sensitive information)

(d)    Holdco shall deliver to Purchaser, and Purchaser shall deliver to Holdco, duly executed counterparts of the Transition Services Agreement, the Purchaser Transition Services Agreement, the Real Property Lease Agreements, the Sublease Agreement and the MTN Escrow Agreement;

(e)    Holdco shall deliver to Purchaser copies of any amendments to or replacements of Multiparty Contracts obtained by Sellers, the Transferred Companies and their respective Affiliates pursuant to Section 5.9;

(f)    Holdco shall deliver to Purchaser copies of any Seller Confidentiality Agreements, but only if such agreements may be assigned in accordance with Section 5.21 and such delivery is not otherwise precluded by the express terms of such agreement;

(g)    Holdco shall deliver to Purchaser duly executed counterparts of the documents, agreements and instruments listed in Section 2.4(b);

(h)    Holdco shall deliver to Purchaser, and Purchaser shall deliver to Holdco, duly executed certificates described in Section 8.1(c) and Section 7.1(c), respectively;

(i)    Sellers shall deliver to Purchaser copies of the written resignations of the directors and officers of the Transferred Companies in accordance with Section 5.28;

(j)    Sellers and Purchaser shall, or shall cause their respective Affiliates to, execute and deliver such other agreements, instruments or documents as are necessary or appropriate to give effect to the transactions contemplated by this Agreement and the Ancillary Agreements;

(k)    Purchaser XXXXX (portion has been redacted due to commercially sensitive information) shall pay to Sellers, by wire transfer of immediately available funds to an account or accounts designated by Holdco at least two (2) Business Days prior to the Closing Date, an amount in cash equal to the Closing Date Purchase Price; XXXXX; (remainder has been redacted due to commercially sensitive information)

(l)    Holdco shall deliver to Purchaser evidence that the Intercompany Agreements to be terminated, commuted or amended in accordance with Section 5.7(a) have been so terminated, commuted or amended, as applicable;

(m)    Holdco shall deliver to Purchaser evidence that the Governmental Approvals referenced in Section 8.3 that were to be made or obtained by Sellers or their Affiliates have been so made or obtained; and Purchaser shall deliver to Holdco evidence that the Governmental Approvals referenced in Section 8.3 that were to be made or obtained by Purchaser or its Affiliates (if any) have been so made or obtained;

(n)    Holdco shall deliver to Purchaser the Books and Records (in accordance with Section 5.3), other than (i) the Books and Records that are in the possession of any of the Transferred Companies, (ii) the Excluded Books and Records and (iii) the personnel records of the Transferred Employees to the extent delivery or disclosure to Purchaser or its Affiliates is prohibited by Applicable Law; and

(o)    Each Seller shall deliver to Purchaser either (i) a certificate under Section 1445(b)(2) of the Code providing that such Seller is not a foreign person or (ii) a certificate under Section 1445(b)(3) of the Code providing that the Purchased Company sold by such Seller pursuant to this Agreement is not and has not been a United States real property holding corporation, as defined in Section 897(c)(2) of the Code, during the five (5) year period ending on the Closing Date, in each case in form and substance reasonably satisfactory to Purchaser.

(p)    Each Seller, and each Affiliate of each Seller, transferring Irish Transferred Assets shall deliver to Purchaser (or other Person, as directed in writing by Purchaser) physical possession of each Irish Transferred Asset which is capable of physical delivery.

Section 2.4    Transactions at or Prior to Closing.

At or prior to the Closing:

(a)    Holdco shall cause SLUS to deliver to Holdco or an Affiliate of Holdco (other than a Transferred Company) certificates representing all the shares of capital stock of the Excluded Subsidiary; and

(b)    Holdco shall cause SLUS and the applicable Affiliates of Sellers to enter into any Ancillary Agreement to which they are contemplated to be a party as of the Contract Date and to which they may become a party pursuant to the terms of this Agreement.

Section 2.5    Closing and Post-Closing Adjustments.

(a)    The “Closing Date Purchase Price” shall be an amount equal to the Purchase Price (i) plus (A) the amount, if any, by which (I) the sum of the Interim Adjusted Net Worth and the Interim FV-VAG Amount exceeds (II) the sum of the Initial Adjusted Net Worth and the Initial FV-VAG Amount or minus (B) the amount, if any, by which (I) the sum of Initial Adjusted Net Worth and the Initial FV-VAG Amount exceeds (II) the sum of Interim Adjusted Net Worth and the Interim FV-VAG Amount; (ii) plus (A) if positive, an amount equal to the Interim Other Adjustments Amount or minus (B) if negative, an amount equal to the absolute value of the Interim Other Adjustments Amount, and (iii) plus (A) if positive, an amount equal to the Interim-to-Close Amount or minus (B) if negative, an amount equal to the absolute value of the Interim-to-Close Amount. The amount by which the Closing Date Purchase Price differs from the Purchase Price (which amount may be positive or negative) is referred to herein as the “EPPA Amount”.

(b)    Not later than the fifth (5th) Business Day prior to the Closing Date, Holdco shall deliver to Purchaser a statement (the “Estimated Closing Statement”), consisting of (i) (A) an estimated balance sheet of each of the Transferred Insurance Companies, prepared in the same format as the applicable form of balance sheet attached as Schedule 2.5(b)(i) (the “Balance Sheet Templates”), (B) the calculation of Adjusted Net Worth (the “Interim Adjusted Net Worth”), (C) the calculation of the FV-VAG Amount (the “Interim FV-VAG Amount”), and (D) a calculation of the Other Adjustments Amount (the “Interim Other Adjustments Amount”), in each case prepared as of the last day of the second month preceding the month in which the Closing shall occur (or, if the Closing occurs in March 2013, then as of December 31, 2012) (the “Interim Balance Sheet Date”), and (ii) a calculation of the EPPA Amount, which shall include a good faith estimate of the difference (which amount may be positive or negative) of (A) the sum of Adjusted Net Worth, the FV-VAG Amount and the Other Adjustments Amount (each as of the Closing Date) over (B) the sum of the Interim Adjusted Net Worth, the Interim FV-VAG Amount and the Interim Other Adjustments Amount (such difference, which amount may be positive or negative, the “Interim-to-Close Amount”). The Estimated Closing Statement shall be delivered to Purchaser together with a certification of a senior officer of Holdco that (A) the estimated balance sheets of the Transferred Insurance Companies contained therein were each prepared in the same format as the Balance Sheet Templates and in accordance with the Closing Statement Methodologies (to the extent applicable) and (B) the Estimated Closing Statement was (I) estimated in good faith and based upon the Books and Records and (II) prepared and calculated in accordance with the requirements of this Agreement. The Estimated Closing Statement shall be in the form of Schedule 2.5(b)(ii) (the “Estimated Closing Statement Template”) and prepared and calculated, to the extent applicable, in accordance with the methodologies, procedures, assumptions and estimates described on Schedule 2.5(b)(iii) hereto

(the “Closing Statement Methodologies”). For illustrative purposes only, attached as Schedule 2.5(b)(iv) hereto is an Estimated Closing Statement, prepared as if the Reference Date were June 30, 2012 and the Closing Date were September 30, 2012, using the Reference Balance Sheets as the estimated balance sheets as of September 30, 2012 and calculated using the Closing Statement Methodologies (the “Illustrative Estimated Closing Statement Template”).

(c)    Purchaser shall use its reasonable best efforts to cause XXXX (redacted defined term) to deliver, as promptly as practicable following the Closing Date, a report (the “Closing Date Fair Value Report”) setting forth a calculation of the GMxB Claims – Fees, prepared as of the Closing Date and calculated in accordance with the Closing Statement Methodologies. Purchaser shall, on or before the date that is one hundred twenty (120) days after the Closing Date, deliver to Holdco (i) a statement (the “Closing Statement”) consisting of (A) a balance sheet of each of the Transferred Insurance Companies prepared in the same format as the Balance Sheet Templates (the “Closing Balance Sheets”), and (B) a calculation of each of Adjusted Net Worth, the FV-VAG Amount, and the Other Adjustments Amount, in each case prepared as of the Closing Date. The Closing Statement shall be in the form of Schedule 2.5(c) (the “Closing Statement Template”) and prepared and calculated, to the extent applicable, in accordance with the Closing Statement Methodologies. Purchaser shall deliver the Closing Statement together with a certification of a senior officer of Purchaser that (A) the balance sheets of the Transferred Insurance Companies contained therein were each prepared in the same format as the Balance Sheet Templates and in accordance with the Closing Statement Methodologies and (B) the Closing Statement was (I) prepared in good faith and based upon the Books and Records and (II) prepared and calculated in accordance with the requirements of this Agreement.

(d)    On or before the date of delivery of the Closing Statement, Purchaser may deliver to Holdco a written notice (a “Reference Statement Dispute Notice”) stating that Purchaser believes (i) the Reference Statements contained mathematical errors that cause the Initial Adjusted Net Worth or the Initial FV-VAG Amount to misstate the actual Adjusted Net Worth or the FV-VAG Amount as of the Reference Date or (ii) that one or more Reference Balance Sheets was not derived from the Books and Records (each of clauses (i) and (ii), a “Reference Statement Disputed Item”), the dollar amount in dispute for each Reference Statement Disputed Item (if reasonably determinable), a reasonably detailed explanation of the nature and rationale for each Reference Statement Disputed Item and a narrative description of how the dollar amount was calculated or derived. Purchaser shall not challenge the Reference Statement on any other basis, and Purchaser shall be conclusively deemed to have accepted the Reference Statements other than the Reference Statement Disputed Items.

(e)    The Closing Statement and the Reference Statement shall become final, binding and conclusive upon Sellers and Purchaser on the sixtieth (60th) day following Holdco’s receipt of the Closing Statement, unless: (i) Purchaser has delivered a Reference Statement Dispute Notice in accordance with Section 2.5(d), or (ii) prior to such sixtieth (60th) day, Holdco delivers to Purchaser a written notice (a “Closing Statement Dispute Notice”) stating that Holdco believes (i) the Closing Statement contained mathematical errors that resulted in an incorrect calculation of the Adjusted Net Worth, the FV-VAG Amount or the Other Adjustments Amount as of the Closing Date; (ii) the Adjusted Net Worth, the FV-VAG Amount or the Other Adjustments Amount calculated in the Closing Statement (A) were not derived from the Closing Date Fair Value Report or the Books and Records (as applicable) or (B) were not calculated in accordance with the Closing Statement Methodologies consistently applied; or (iii) one or more Closing Balance Sheets (A) was not derived from the Closing Date Fair Value Report or the Books and Records (as applicable) or (B) was not prepared in accordance with the Closing Statement Methodologies consistently applied, and specifying in reasonable detail each item that Holdco disputes (each, a “Closing Statement Disputed Item”), the dollar amount in dispute for each Closing Statement Disputed Item (if reasonably determinable), a reasonably detailed explanation of the nature and rationale for each Closing Statement Disputed Item and a narrative description of how the dollar amount was calculated or derived. Holdco shall not challenge the Closing Statement on any basis other than it contains mathematical errors or was not prepared in accordance with the Closing Statement Methodologies, and Holdco shall be conclusively deemed to have accepted all items and amounts contained in the Closing Statement other than the Closing Statement Disputed Items.

(f)    If Purchaser has delivered a Reference Statement Dispute Notice in accordance with Section 2.5(d) or Holdco delivers a Closing Statement Dispute Notice to Purchaser in accordance with Section 2.5(e), then Holdco and Purchaser shall seek in good faith to resolve the Disputed Items during the thirty (30) day period beginning on the last date on which a Closing Statement Dispute Notice may be delivered in accordance with Section 2.5(e) (the “Resolution Period”). If Holdco and Purchaser reach agreement with respect to any Disputed Item, Purchaser shall revise the Reference Statement or Closing Statement (as applicable) to reflect such agreement, and such revised statement shall be final and binding upon the parties.

(g)    If Purchaser and Holdco are unable to resolve all of the Disputed Items during the Resolution Period, then within fifteen (15) days of the expiration of the Resolution Period, Purchaser and Holdco shall jointly engage an internationally-recognized accounting firm that is not the auditor or independent accounting firm of any of the parties and is otherwise independent of the parties and impartial, which in turn shall select as arbitrator a partner of the firm who is a certified public accountant and is independent of the parties and impartial (the “Transaction Arbitrator”). If the parties are unable to mutually agree on an accounting firm within the timeframe set forth in this subsection, any party may request that the American Arbitration Association’s International Centre for Dispute Resolution (“ICDR”) appoint as Transaction Arbitrator, within ten (10) days from the date of such request or as soon as practicable thereafter, a partner in an internationally-recognized accounting firm that is not the auditor or independent accounting firm of any of the parties, who is a certified public accountant and who is independent of the parties and impartial. Purchaser and Holdco shall, to the extent required, enter into a customary engagement letter with the Transaction Arbitrator. Purchaser, on the one hand, and Holdco, on the other hand, shall each bear the respective fees and costs incurred by it in connection with the matters set forth in this Section 2.5, except that the fees and disbursements of the Transaction Arbitrator shall be paid by Purchaser or Holdco in proportion to those matters submitted to the Transaction Arbitrator that are resolved against Purchaser or Holdco, as applicable, as such fees and disbursements are allocated by the Transaction Arbitrator pursuant to the foregoing.

(h)    The Transaction Arbitrator shall review and determine the unresolved Disputed Items (the “Unresolved Items”), and only the Unresolved Items, in accordance with this Section 2.5 and the Closing Statement Methodologies. The review and determination shall be based solely on the grounds presented by Purchaser and Holdco, and shall be limited to (i) in the case of the Closing Statement, (A) correcting mathematical errors in the Closing Statement or (B) correcting or resolving the applicable matters described in Section 2.5(e)(ii) or Section 2.5(e)(iii), and (ii) in the case of the Reference Statement, (A) correcting mathematical errors in the Reference Statement or (B) correcting or resolving the applicable matters described in Section 2.5(d)(ii). In no event shall the Transaction Arbitrator’s determination of an Unresolved Item be for an amount that exceeds the amount disputed by Holdco for that item.

(i)    Within fifteen (15) days of the appointment of the Transaction Arbitrator, Purchaser and Holdco shall provide to the Transaction Arbitrator a copy of the Reference Statement and Closing Statement, as applicable, and shall each provide a written report that states for each Unresolved Item the dollar amount in dispute, a narrative description of how the dollar amount was calculated or derived, and an explanation of the rationale for the party’s position. Purchaser and Sellers shall reasonably cooperate with the Transaction Arbitrator and shall provide, upon the request of the Transaction Arbitrator, any non-privileged information and documentation, including any accountants’ work papers or internal accounting records, and make reasonably available to the Transaction Arbitrator employees of Purchaser and the Transferred Companies, on the one hand, and Sellers, on the other hand, in each case that have been involved in the preparation or review of the Reference Statement and Closing Statement; provided, however, that the independent accountants of Sellers or Purchaser shall not be obligated to make any working papers available to the Transaction Arbitrator unless and until the Transaction Arbitrator has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. Neither Purchaser nor Holdco shall disclose to the Transaction Arbitrator, and the Transaction Arbitrator shall not consider for any purpose, any settlement discussions or settlement offer made by Purchaser or Holdco with respect to any objection under this Section 2.5, unless otherwise agreed in writing by Purchaser and Holdco.

(j)    The place of the arbitration shall be New York, New York.

(k)    Purchaser and Holdco shall use their commercially reasonable efforts to cause the Transaction Arbitrator to issue its final written award regarding the Unresolved Items within thirty (30) days after such items are submitted for review, and otherwise as soon as practicable. The award shall include a reasonably detailed explanation of the changes, if any, required to be made to the Closing Statement. The award shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1. The award shall be final and binding upon the parties and may be enforced in any court having jurisdiction; provided, however, that within seven (7) days after transmittal by the Transaction Arbitrator of the award, any party may request in writing with a copy to all parties, that the Transaction Arbitrator correct any clerical, typographical or computational errors in the award. The other party shall have seven (7) days to respond and the Transaction Arbitrator shall dispose of the request within five (5) days after such seven (7) day period, or as soon as practicable thereafter, after which the Reference Statement and Closing Statement shall be revised.

(l)    Each party shall use its commercially reasonable efforts to provide promptly to the other parties all non-privileged information and reasonable access to employees as such other parties shall reasonably request in connection with review of the Reference

Statement, the Estimated Closing Statement, the Closing Statement or the Dispute Notices, as the case may be, including all work papers of the accountants who audited, compiled or reviewed such statements or notices (subject to the requesting party and its Representatives entering into any undertakings required by the other party’s accountants in connection therewith), and shall otherwise cooperate in good faith with such other parties to arrive at a final determination of the Reference Statement and the Closing Statement.

(m)    The “True-Up Payment Amount” shall be an amount (which may be positive or negative) equal to the total of (i) the sum of the Adjusted Net Worth, the FV-VAG Amount and the Other Adjustments Amount (in each case, as reflected in the Closing Statement as finally determined pursuant to this Section 2.5) minus (ii) the sum of the Final Reference Adjusted Net Worth and the Final Reference FV-VAG Amount minus (iii) the EPPA Amount.

(n)    If the True-Up Payment Amount is positive, Purchaser shall, within two (2) Business Days of the determination thereof, transfer to Sellers the amount of such True-Up Payment Amount, together with interest thereon from and including the Closing Date to but not including the date of such transfer, computed at the Federal Funds Rate, by wire transfer of immediately available funds to an account or accounts designated in writing by Holdco; provided, however, that if Purchaser fails to make such payment in full on or before such second (2nd) Business Day, Purchaser shall pay to Sellers interest on the unpaid amount computed at the rate of five percent (5%) per annum from and including such second Business Day to but not including the date of payment in full (including accrued interest), compounded annually.

(o)    If the True-Up Payment Amount is negative, Sellers shall, within two (2) Business Days of the determination thereof, transfer to Purchaser the absolute value of such True-Up Payment Amount, together with interest thereon from and including the Closing Date to but not including the date of such transfer, computed at the Federal Funds Rate, by wire transfer of immediately available funds to an account or accounts designated by Purchaser; provided, however, that if Sellers fail to make such payment in full on or before such second (2nd) Business Day, Sellers shall pay to Purchaser interest on the unpaid amount computed at the rate of five percent (5%) per annum from and including such second Business Day to but not including the date of payment in full (including accrued interest), compounded annually.

Section 2.6    Allocation of Purchase Price. The Purchase Price (as adjusted as set forth in Section 2.5) and the Assumed Liabilities (and any other amounts required to be taken into account for United States federal income tax purposes) shall be allocated for all Tax purposes among the SLUS Shares, the BarbCo 3 Shares, the SLFBH Shares, the Transferred Assets (other than the Irish Transferred Assets), the Transferred Assets to be transferred pursuant to Exhibit D-3 (the “Irish Transferred Assets”) the Assigned Contracts (other than the Irish Assigned Contracts), the Assigned Contracts to be transferred pursuant to Exhibit A-2 (the “Irish Assigned Contracts”), the Sellers’ Non-Compete and the Surplus Notes as provided in a schedule (the “Allocation Schedule”) provided by Holdco to Purchaser, no later than ninety (90) days following the Closing Date (or, in the case of the Irish Transferred Assets and Irish Assigned Contracts, no later than forty (40) days following the Contract Date), prepared in accordance with Schedule 2.6. The parties shall, and shall cause their respective Affiliates to, file all Tax Returns in a manner consistent with the allocation set forth in the Allocation Schedule and neither party shall, or shall permit its Affiliates to, take a contrary position in connection with any audit by a Taxing Authority, or any other administrative proceeding before a Governmental Authority, without the express written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 2.7    Withholding. Purchaser and its agents shall be entitled to deduct or withhold from any amounts payable pursuant to this Agreement such amounts as may be required to be deducted or withheld thereon under United States federal, state, local or foreign Tax Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS AND SUN LIFE FINANCIAL

Except as expressly set forth in the corresponding sections or subsections of the Seller Disclosure Letter (subject to Section 3.35), US OPS (as to itself and to the extent related to BarbCo 3 and the BarbCo 3 Shares), SLA (as to itself and to the extent related to SLFBH, SLFIAC and the SLFBH Shares), Holdco (with respect to all other matters) and Sun Life Financial (as to itself) hereby represent and warrant to Purchaser as of the Contract Date and as of the Closing Date as follows:

Section 3.1    Organization, Standing and Authority.

(a)    Each of Sellers, Sun Life Financial, each Transferred Company and each other Affiliate of Sellers that is party to any Ancillary Agreement (i) is a corporation or other organization duly incorporated or organized and validly existing under the Laws of its jurisdiction of incorporation or organization and (ii) has all requisite power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets.

(b)    Each of Sellers, Sun Life Financial, each Transferred Company and each other Affiliate of Sellers that is party to an Ancillary Agreement is, to the extent legally applicable, (i) in good standing under the Laws of its jurisdiction of incorporation or organization and (ii) duly qualified or licensed to do business as a foreign company in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its properties or assets or the nature of the business conducted by it makes such qualification necessary, in the case of each of the foregoing (i) and (ii), in all material respects.

(c)    None of the Transferred Companies (i) is the subject of any supervision, conservation, rehabilitation, liquidation, receivership, insolvency, bankruptcy or other proceeding or (ii) has received any notice from any Governmental Authority threatening to seek to initiate any such proceeding.

(d)    U.S. Branch is legally established as the United States branch of SLA, an alien insurer, pursuant to Sections 431-433 of the Michigan Insurance Code. U.S. Branch is the business unit of SLA through which business is transacted within the United States by SLA and is not a separate legal entity from SLA. The organizational structure of SLA and U.S. Branch is such that (i) the assets of SLA are available to policyholders and creditors of U.S. Branch should the assets of the U.S. Branch be insufficient to meet all of U.S. Branch’s obligations, (ii) the rights of creditors of U.S. Branch are pari passu with the rights of creditors of SLA and (iii) there is no agreement or understanding between SLA and U.S. Branch that would make clause (i) and clause (ii) untrue or incorrect.

Section 3.2    Authorization. Each Seller and Sun Life Financial has all requisite corporate power and authority to execute and deliver, and to perform its obligations under, this Agreement, and as of the date on which each Ancillary Agreement to which any of Sellers, Sun Life Financial or any of their respective Affiliates (as applicable) is contemplated to be a party is to be executed and delivered pursuant to the terms hereof, such Seller, Sun Life Financial or such applicable Affiliate, as applicable, will have all requisite corporate or equivalent power and authority to execute and deliver, and to perform its obligations under, each of the Ancillary Agreements to be so executed and delivered by it. The execution and delivery by Sellers and Sun Life Financial of this Agreement, and by the applicable Affiliate of Sellers of the relevant Ancillary Agreements, and the performance by Sellers, Sun Life Financial or such Affiliates of their respective obligations under such agreements, have been duly authorized by such Seller’s or Sun Life Financial’s board of directors and by all other necessary corporate or other action on the part of such Seller or Sun Life Financial, or by the applicable Affiliate’s board of directors and by all other necessary corporate or other action on the part of such Affiliate, as the case may be. This Agreement has been duly executed and delivered by each Seller and Sun Life Financial and each of the Ancillary Agreements to be executed by any Seller, Sun Life Financial or any Affiliate of a Seller will, on the date such Ancillary Agreement is to be executed and delivered pursuant to the terms hereof, be duly executed and delivered by such Affiliate, and, subject to the due authorization, execution and delivery by the other parties to such agreements, this Agreement and the Ancillary Agreements will, upon due execution and delivery, be legal, valid and binding obligations of such Seller, Sun Life Financial or such Affiliate (as applicable), enforceable against such Seller, Sun Life Financial or such Affiliate in accordance with their respective terms, subject to:

(a)    bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other similar laws now or hereafter in effect relating to or affecting the rights of creditors of insurance companies or creditors’ rights generally; and

(b)    general principles of equity (regardless of whether considered in a proceeding at law or in equity).

Clauses (a) and (b) are referred to herein as the “Enforceability Exceptions.” Notwithstanding the foregoing, the obligation of any Affiliate of Sellers to execute any Ancillary Agreement shall be subject to the fulfillment or waiver of the terms and conditions of this Agreement.

Section 3.3    Capitalization; Title to Shares.

(a)    The number of shares of authorized capital stock of each of the Purchased Companies, and the par value thereof, is set forth in Section 3.3(a) of the Seller Disclosure Letter. The SLUS Shares, BarbCo 3 Shares and SLFBH Shares are the only shares of SLUS, BarbCo 3 and SLFBH, respectively, that are issued and outstanding. The Shares have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive or subscription rights or in violation of any Applicable Law, Contract or the Purchased Companies’ respective organizational documents. Holdco owns all of the issued and outstanding SLUS Shares, US OPS owns all of the issued and outstanding BarbCo 3 Shares, and SLA owns all of the issued and outstanding SLFBH Shares, in each case beneficially and of record and free and clear of any Lien.

(b)    There are no outstanding (i) shares of capital stock of or other voting or equity interests in any Purchased Company, (ii) securities of any of the Purchased Companies convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in such Purchased Company, (iii) options, calls, puts, warrants or convertible or exchangeable securities, or conversion, preemptive, subscription or other rights or agreements, commitments or understandings of any kind to acquire from any of the Purchased Companies, or other obligation of any Seller, any Purchased Company or any of their Affiliates to issue, transfer or sell any shares of capital stock of or other voting or equity interests in any Purchased Company or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Purchased Company, (iv) voting trusts, stockholder agreements, proxies or other similar rights, agreements or understandings with respect to the voting, transfer or dividend rights of any shares of capital stock of or other voting or equity interests in any Purchased Company or (v) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in any Purchased Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Purchased Company Securities”). There are no outstanding obligations, contingent or otherwise, of any of the Purchased Companies or any of their respective Subsidiaries to repurchase, redeem (or establish a sinking fund with respect to redemption) or otherwise acquire any Purchased Company Securities. There are no bonds, debentures, notes or other indebtedness of any of the Purchased Companies having voting rights (or convertible into securities having voting rights). There are no capital appreciation rights, phantom stock plans, securities with participation rights or features or similar obligations and commitments of any of the Purchased Companies.

(c)    SLFBH owns all of the authorized, issued and outstanding capital stock of SLFIAC and has no other assets or Liabilities.

Section 3.4    Subsidiaries; Ownership Interests.

(a)    The authorized, issued and outstanding shares of capital stock of, and other voting or equity interests in, each of the Transferred Subsidiaries, the respective jurisdictions of formation of the Transferred Subsidiaries and each Purchased Company’s direct or indirect ownership interest in each of the Transferred Subsidiaries are identified in Section 3.4(a) of the Seller Disclosure Letter.

(b)    All of the outstanding shares of capital stock of and other voting or equity interests in each Transferred Subsidiary have been duly authorized and validly issued, fully paid and nonassessable, were not issued in violation of any preemptive or subscription rights or in violation of any Applicable Law, Contract or the Transferred Subsidiaries’ respective organizational documents, and are owned beneficially and of record by one of the Purchased

Companies or one of the Transferred Subsidiaries as set forth in Section 3.4(a) of the Seller Disclosure Letter, free and clear of any Liens. There are no outstanding (i) shares of capital stock of or other voting or equity interests in any Transferred Subsidiary, (ii) securities of any of the Purchased Companies or any of their respective Affiliates convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Transferred Subsidiary, (iii) options, calls, puts, warrants or convertible or exchangeable securities, or conversion, preemptive, subscription or other rights or agreements, commitments or understandings of any kind to acquire from any of the Transferred Subsidiaries, or other obligation of any Seller, any Transferred Subsidiary or any of their Affiliates to issue, transfer or sell any shares of capital stock of or other voting or equity interests in any Transferred Subsidiary or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Transferred Subsidiary, (iv) voting trusts, stockholder agreements, proxies or other similar rights, agreements or understandings with respect to the voting, transfer or dividend rights of any shares of capital stock of or other voting or equity interests in any Transferred Subsidiary or (v) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in any Transferred Subsidiary (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Subsidiary Securities“). There are no outstanding obligations, contingent or otherwise, of any of the Purchased Companies or any of their respective Affiliates to repurchase, redeem (or establish a sinking fund with respect to redemption) or otherwise acquire any Subsidiary Securities. There are no bonds, debentures, notes or other indebtedness of any of the Transferred Subsidiaries having voting rights (or convertible into securities having voting rights). There are no capital appreciation rights, phantom stock plans, securities with participation rights or features or similar obligations and commitments of any of the Transferred Subsidiaries.

(c)    Sellers have delivered to Purchaser a true and complete copy of the certificate of incorporation and bylaws (or similar organizational documents) of each of the Transferred Companies, in each case, as amended to date. The stock transfer books of each of the Transferred Companies have heretofore been made available to Purchaser and are true and complete. The minute books (or similar records) of each of the Transferred Companies have heretofore been made available to Purchaser and are true and complete in all material respects.

(d)    Except (i) for Investment Assets acquired in the Ordinary Course of Business and in accordance with the investment policy of the applicable Transferred Company as in effect at the time of such acquisition or (ii) as set forth in Section 3.4(a) and Section 3.4(d) of the Seller Disclosure Letter, none of the Transferred Companies owns any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any other Person.

Section 3.5    Governmental Orders; Actions and Proceedings.

(a)    There are no outstanding Governmental Orders applicable to any of the Transferred Companies or any of their respective properties or assets or the Business. None of the Transferred Companies nor any of their respective properties or assets or the Business is a party or subject to any Regulatory Agreement. Neither Sellers nor any of their Affiliates has been notified in writing or, to the Knowledge of Sellers, notified orally since January 1, 2010 by any Governmental Authority that it is considering issuing or requesting any such Regulatory Agreement. As of the Contract Date, there are no outstanding Governmental Orders applicable to Sellers or Sun Life Financial or any of their respective properties or assets that would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect (solely with respect to clause (ii) of the definition of Business Material Adverse Effect).

(b)    Except as set forth in Section 3.5(b) of the Seller Disclosure Letter, there are no claims, actions, suits, litigation, controversies, arbitrations, formal investigations, formal inquiries, hearings, charges, complaints, demands or legal, administrative or other proceedings before or by any Governmental Authority (“Actions”) pending or, to the Knowledge of Sellers, threatened against (i) any of the Transferred Companies or any of their respective properties or assets or any Transferred Assets (other than Actions involving claims under or in connection with Insurance Contracts in the Ordinary Course of Business that are within the applicable policy limits of such Insurance Contracts) or (ii) Sellers, Sun Life Financial or any of their Affiliates or any of their respective properties or assets to the extent related to the Business.

(c)    Section 3.5(c) of the Seller Disclosure Letter sets forth a true and complete list of all pending Actions commenced by any of the Transferred Companies as of the Contract Date.

(d)    Section 3.5(d) of the Seller Disclosure Letter sets forth a true and complete list of all Actions, claims for indemnification or other material controversies that have arisen or been pending at any time since January 1, 2010 arising from, based on or relating to or in connection with any Material Contracts, other than Insurance Contracts.

Section 3.6    No Conflict or Violation. Provided that all consents, approvals, authorizations and other actions set forth in Section 3.7(a) and Section 3.7(b) of the Seller Disclosure Letter have been obtained or taken, the execution, delivery and performance by each Seller and Sun Life Financial of this Agreement and by the applicable Seller, Sun Life Financial or the applicable Affiliate of Sellers of the Ancillary Agreements to which they may become a party, and the consummation of the transactions contemplated hereby and thereby in accordance with the respective terms and conditions hereof and thereof will not:

(a)    violate or conflict with any provision of the certificate of incorporation, bylaws or other organizational documents of any of Sellers, Sun Life Financial, any of the Transferred Companies or such Affiliate or any effective resolution of any of their respective directors or shareholders;

(b)    violate, conflict with or result in the breach, in any material respect, of any of the terms of, give any contracting party other than Sellers, Sun Life Financial, the Transferred Companies or such Affiliate the right to terminate, require Sellers, Sun Life Financial, the Transferred Companies or such Affiliate to pay any additional amounts, constitute (or with notice or lapse of time or both, constitute) a default under, or permit modification, acceleration or termination of, any Contract to which any of Sellers, Sun Life Financial, the Transferred Companies or their applicable Affiliates is a party or by which any of them or any of their respective properties or assets is subject or bound;

(c)    violate or conflict with any Governmental Order or any agreement with, or condition imposed by, any Governmental Authority binding upon any of Sellers, Sun Life Financial, any of the Transferred Companies or such Affiliate in connection with the Business;

(d)    violate or conflict with, in any material respect, any Applicable Law affecting any of Sellers, Sun Life Financial or their applicable Affiliates or by which any of them or any of their respective properties or assets is subject or bound; or

(e)    result in a breach or violation, in any material respect, of any of the terms or conditions of, constitute a default under, or otherwise cause an impairment or revocation of, any Permit related to the Business.

Section 3.7    Governmental and Third Party Approvals. Except for the approvals, filings and notifications of or with (a) Governmental Authorities that are set forth in Section 3.7(a) of the Seller Disclosure Letter and (b) third parties (other than Governmental Authorities) that are set forth in Section 3.7(b) of the Seller Disclosure Letter, the execution, delivery and performance by Sellers and Sun Life Financial of this Agreement, and by the applicable Seller or the applicable Affiliate of Sellers and Sun Life Financial of any Ancillary Agreement, and the performance and consummation of the transactions contemplated hereby and thereby in accordance with the respective terms hereof and thereof, do not and will not (i) require any consent, approval, waiver, license, permit, order, qualification or authorization of, or registration with or other action by, or any filing with or notification to, any Governmental Authority (each, a “Governmental Approval”) to be obtained or made by Sellers or their applicable Affiliates or Sun Life Financial or (ii) require any consent, agreement, sublicense, approval, authorization, notice or waiver of, to or by any third party (other than a Governmental Authority) (each, a “Third Party Approval”) to be obtained or made by Sellers or their applicable Affiliates or Sun Life Financial.

Section 3.8    Compliance with Laws.

(a) Each Transferred Company is, and at all times since January 1, 2010 has been, in compliance in all material respects with Applicable Law. Sellers and their Affiliates are, and at all times since January 1, 2010 have been, in compliance in all material respects with Applicable Law to the extent related to the Business. Since January 1, 2010, none of the Transferred Companies has received any written notification or, to the Knowledge of Sellers, oral notification from any Governmental Authority, or any Person acting on behalf of a Governmental Authority, of any asserted past or present failure to comply, in any material respect, with Applicable Law and, to the Knowledge of Sellers, there has not been any threat to provide such notification. Since January 1, 2010, none of Sellers or their Affiliates (other than the Transferred Companies) has received any written notification or, to the Knowledge of Sellers, oral notification from any Governmental Authority, or any Person acting on behalf of a Governmental Authority, of any asserted past or present failure to comply, in any material respect, with Applicable Law, to the extent related to the Business.

(b) Except as set forth in Section 3.8(b) of the Seller Disclosure Letter, the Transferred Companies and the Business are and have been, in compliance with all applicable escheat, abandoned, unclaimed property or similar Applicable Laws, and all Applicable Laws relating to retained asset accounts, and no audit or investigation related thereto is being performed or, to the Knowledge of Sellers, has been scheduled or threatened to be performed with respect to any of the Transferred Companies by or on behalf of any Governmental Authority or third party.

(c)    Each Transferred Company (other than the Transferred Insurance Companies) has filed all material reports, statements, documents, registrations, filings or submissions required to be filed with any Governmental Authority since January 1, 2010, and all such material reports, statements, documents, registrations, filings or submissions were timely filed and complied in all material respects with Applicable Law when filed or as amended or supplemented, and no deficiencies have been asserted by any Governmental Authority with respect to such material registrations, filings or submissions that have not been resolved to the satisfaction of the applicable Governmental Authority prior to the Contract Date. Sellers have made available to Purchaser true and complete copies of all such material reports, statements, documents, registrations, filings or submissions filed with any Governmental Authority since January 1, 2010.

(d)    Since January 1, 2010, none of the Transferred Companies nor, to the Knowledge of Sellers, any of their respective directors, officers, employees or agents, for or on behalf of any of the Transferred Companies, has (i) directly or indirectly, given, or agreed to give, any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was or was expected to be in a position to help or hinder any of the Transferred Companies (or assist in connection with any actual or proposed transaction) or made, or agreed to make, any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office or (ii) established or maintained any unrecorded fund or asset or made any false entries on any books or records for the purpose of facilitating any of the matters set forth in clause (i) above.

(e)    The representations and warranties in this Section 3.8 shall not apply with respect to Taxes.

Section 3.9    Permits.

(a)    Each of the Transferred Insurance Companies holds and maintains, and, since January 1, 2010, has held and maintained at all relevant times, all Permits responsible for regulating insurance or reinsurance companies that are or were, as the case may be, necessary to conduct its business and to own or use its assets and properties, as such business, assets and properties are or were at the relevant time conducted, owned and used. Each of the Transferred Insurance Companies is, and has been since January 1, 2010, in compliance, in all material respects, with the terms and conditions of such Permits. A true and complete list of all Permits responsible for regulating insurance or reinsurance companies held by each of the Transferred Insurance Companies as of the Contract Date that are necessary to conduct its business and to own or use its assets and properties is set forth in Section 3.9(a) of the Seller Disclosure Letter. All such Permits are valid and in full force and effect in accordance with their terms. None of the Transferred Insurance Companies is “commercially domiciled” under the Laws of any jurisdiction other than its respective jurisdiction of organization.

(b)    Each of the Transferred Companies (other than the Transferred Insurance Companies) holds and maintains, and, since January 1, 2010, has held and maintained at all relevant times, all material Permits other than those responsible for regulating insurance or reinsurance companies that are or were, as the case may be, necessary to conduct its business and to own or use its assets and properties, as such business, assets and properties are or were at the relevant time conducted, owned and used. Each of the Transferred Companies (other than the Transferred Insurance Companies) is, and has been since January 1, 2010, in compliance, in all material respects, with the terms and conditions of such material Permits. A true and complete list of all material Permits other than those responsible for regulating insurance or reinsurance companies held by each of the Transferred Companies (other than the Transferred Insurance Companies) as of the Contract Date is set forth in Section 3.9(b) of the Seller Disclosure Letter. All such material Permits are valid and in full force and effect in accordance with their terms.

(c)    None of the Transferred Companies has received, at any time since January 1, 2010, any written notice or, to the Knowledge of Sellers, oral notice from any Governmental Authority regarding (i) any actual or alleged violation of, or failure on the part of any of the Transferred Companies to comply with, any term or requirement of any Permit or (ii) any actual or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to, any Permit. All applications required to have been filed for the renewal of each Permit have been duly filed on a timely basis with, and the applicable fees paid to, the appropriate Governmental Authority, or the Permit nevertheless has been renewed, re-issued or otherwise resolved without adverse consequence in any material respect to the Transferred Companies, or the non-renewal has not caused an adverse consequence in any material respect to the Transferred Companies, and all other filings (and payment of fees in connection therewith) required to have been made with respect to each Permit have been duly made on a timely basis with the appropriate Governmental Authority, or if not filed on a timely basis, the lapse did not cause an adverse consequence in any material respect to the Transferred Companies. Solely for purposes of this Section 3.9(c), references to Permits with respect to the Transferred Companies (other than the Transferred Insurance Companies) shall be deemed to refer to any material Permits.

Section 3.10    Insurance Matters.

(a)    Each Transferred Insurance Company has filed all reports, statements, documents, registrations, filings, or submissions required to be filed with any Governmental Authority since January 1, 2010, and all such reports, statements, documents, registrations, filings, or submissions were timely filed and complied in all material respects with Applicable Law when filed or as amended or supplemented, and no deficiencies or violations have been asserted by any Governmental Authority with respect to such reports, statements, documents, registrations, filings, or submissions that have not, to the Knowledge of Sellers, been resolved to the satisfaction of the applicable Governmental Authority. Sellers have made available to Purchaser true and complete copies of the most recent report on financial examination and market conduct reports of each of the Transferred Insurance Companies and all other reports or findings from any audits, examinations or investigations (including the reports or findings from any financial, market conduct and similar examinations or drafts of such reports or findings if the final report or findings are not yet available) performed with respect to any of the Transferred Companies by or on behalf of any Governmental Authority and all other material reports on financial examination, market conduct reports and other reports delivered by any Governmental Authority in respect of the Business since January 1, 2010. As of the Contract Date, no audits or examinations are currently being performed or, to the Knowledge of Sellers, are scheduled to be performed with respect to any of the Transferred Companies by any Governmental Authority.

(b)    The Insurance Contracts are, and since January 1, 2010 have been, to the extent required under Applicable Law, on forms and certificates approved by the applicable insurance regulatory authority or filed and not objected to by such insurance regulatory authority within the period provided for objection. No material deficiencies have been asserted by any Governmental Authority with respect to any such filings which have not been cured or otherwise resolved.

(c)    Each Transferred Insurance Company is, and since January 1, 2010 each Transferred Insurance Company and, to the Knowledge of Sellers, each insurance producer who has marketed or sold Insurance Contracts on behalf of any of the Transferred Companies has been, in compliance in all material respects with all Applicable Laws regulating the marketing and sale of life insurance policies and annuity contracts, regulating advertisements, requiring mandatory disclosure of policy information, requiring employment of standards to determine if the purchase of a policy or contract is suitable for an applicant, prohibiting the use of unfair methods of competition and deceptive acts or practices and regulating replacement transactions. Since January 1, 2010, each of the Transferred Insurance Companies has provided notice and disclosure, to the extent such notice and disclosure is required by Applicable Law, to prospective insureds of situations, if any, in which premiums are charged (or policy charges are imposed) from the date of issue of an Insurance Contract, notwithstanding that coverage begins at a later date. For purposes of this Section 3.10(c), (A) “advertisement” means any material designed to create public interest in life insurance policies and annuity contracts or in an insurer, or in an insurance producer, or to induce the public to purchase, increase, modify, reinstate, borrow on, surrender, replace or retain such a policy or contract and (B) “replacement transaction” means a transaction in which a new life insurance policy or annuity contract is to be purchased by a prospective insured and the proposing producer knows or should know that one or more existing life insurance policies or annuity contracts will lapse, or will be forfeited, surrendered, reduced in value or pledged as collateral. For the avoidance of doubt, Sellers make no representation or warranty herein with respect to the suitability of the Transferred Insurance Companies’ policy forms, marketing materials, advertisements or other materials or matters relating to the marketing or sale of any policies or contracts of insurance following the Closing Date.

(d)    All benefits claimed by any Person, and all cash, values, charges and other amounts required to be calculated, under any Insurance Contract have, in all material respects, since January 1, 2010, been paid (or provision for payment thereof has been made) or calculated, as the case may be, in accordance with the terms of the Insurance Contract under which they arose and with all Applicable Laws, and any such payments were not materially delinquent and were paid (or will be paid) without fines or penalties, except for any such claim for benefits for which the applicable Transferred Insurance Company reasonably believes or believed that there is a reasonable basis to contest payment and is taking such action.

(e)    Each of the policy loans reflected on the Annual Unaudited Statements or the Reference Balance Sheets was issued in accordance with the terms of the underlying

Insurance Contract. All such Insurance Contracts under which such policy loans have been issued, and all other instruments memorializing such policy loans, are in full force and effect and constitute the legal, valid and binding obligation of the Transferred Insurance Company party thereto and, to the Knowledge of Sellers, all other parties thereto. As of the last day of the month immediately preceding the Contract Date, no payment pursuant to any such policy loan is more than ninety (90) days past due. No policy loan has an unpaid balance that exceeds the cash surrender value of, or the policy reserves established for, the Insurance Contract to which such policy loan relates and each such loan is secured by the cash surrender value or collateral assignment of the related Insurance Contract.

Section 3.11    Actuarial Reports.

(a)    Sellers have made available to Purchaser a true and complete copy of the actuarial report prepared by XXXXX (redacted name due to confidentiality) (“ XXXXX” (redacted defined term)) redacted defined term with respect to SLUS and SLNY, dated as of June 30, 2012, and delivered to Purchaser on September 26, 2012, and all attachments, opinions, addenda, supplements and modifications thereto as of the Contract Date (the “Actuarial Report”) other than sensitivity reports prepared at the request of or in response to any Person who executed a Seller Confidentiality Agreement that have not been provided to Purchaser prior to the Contract Date. The information and data furnished by Sellers and their Affiliates in writing to XXXXX (redacted defined term) expressly in connection with the preparation of the Actuarial Report were (i) obtained from the Books and Records (and to the extent applicable, the Excluded Books and Records), (ii) generated from the same underlying sources and systems that were utilized by Sellers or their applicable Affiliates to prepare the Transferred Company Financial Statements for the year ended December 31, 2011 to the extent applicable, (iii) based upon an inventory of in force Insurance Contracts that were issued, reinsured or assumed by SLUS and SLNY that, at the time of preparation, was complete and accurate in all material respects and (iv) fairly presents, in all material respects, such inventory of Insurance Contracts in force. As of the Contract Date, XXXXX (redacted defined term) has not issued to Sellers, nor do Sellers have any pending request for, any new report or errata with respect to the Actuarial Report nor has it notified Sellers that the Actuarial Report is inaccurate in any material respect.

(b)    Section 3.11(b) of the Seller Disclosure Letter lists all actuarial reports that (i) were prepared since January 1, 2010 (other than the Actuarial Report), (ii) relate primarily to the Business or the Transferred Insurance Companies and (iii) were prepared by external actuaries or, to the extent made available to any Governmental Authority or otherwise material to the Business, internal actuaries. Sellers have made available to Purchaser complete and accurate copies of all such actuarial reports, together with all attachments, opinions, addenda, supplements and modifications thereto; provided that Sellers may redact any portion of such actuarial reports to the extent that any such portions do not relate to the Business.

Section 3.12    Separate Accounts.

(a)    Section 3.12(a) of the Seller Disclosure Letter sets forth a true and complete list of all Separate Accounts maintained by the Transferred Insurance Companies (collectively, the “Separate Accounts”). (i) Each Separate Account is, and at all times since its inception, has been, duly organized, and validly existing and in good standing under the Applicable Laws of the jurisdiction of its organization and currently has and has had since

January 1, 2010, the requisite power, right and authority to carry on its business as it is now (or was then) being conducted, except where such lack of such power, right or authority would not, individually or in the aggregate, reasonably be expected to be material to such Separate Account and (ii) the portion of the assets of each Separate Account equal to the reserves and other contract liabilities of such Separate Account is not chargeable with liabilities arising out of any other business the Transferred Insurance Companies may conduct or may have conducted.

(b)    (i) Each Separate Account that is not registered with the SEC as an “investment company” (as such term is defined in the Investment Company Act) is not required to be registered in reliance on Sections 3(c)(1), 3(c)(7) or 3(c)(11) of the Investment Company Act; (ii) each Separate Account that is required to be registered with the SEC as a unit investment trust, management investment company or otherwise under the Investment Company Act is so registered and each such registration is in full force and effect (any accounts so registered, a “Registered Separate Account”); (iii) each Registered Separate Account has been operated and is presently operating in compliance in all material respects with the Investment Company Act and with applicable regulations, rules, releases and orders of the SEC and all reports and registration statements have been filed and/or amended to the extent required by Applicable Laws; (iv) interests in each Registered Separate Account or the variable contracts through which such interests are issued have been sold pursuant to an effective registration statement filed under the Securities Act and any applicable state securities laws ; (v) no registration statement pertaining to any Registered Separate Account, at the time such registration statement became effective, contained any untrue statement of material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading; (vi) each prospectus or statement of additional information, and each amendment or supplement thereto, relating to any Registered Separate Account and all supplemental advertising material, sales brochures and sales literature relating to any Registered Separate Account, as of their respective mailing dates or dates of use, (A) complied in all material respects with Applicable Law and (B) did not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; and (vii) since January 1, 2010, all material advertising or marketing materials relating to each Separate Account that were required to be filed with any Governmental Authority have been timely filed therewith.

(c)    Each private placement memorandum, prospectus, offering document, sales brochure, sales literature or advertising material, and each amendment or supplement thereto, relating to any Separate Account (other than a Registered Separate Account), as of their respective mailing dates or dates of use, (i) complied in all material respects with Applicable Law and (ii) did not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)    Each Transferred Insurance Company has obtained all exemptive relief necessary or appropriate for the operation of the Separate Accounts that are registered under the Securities Act or the Investment Company Act as contemplated by and described in the applicable registration statement filed with the SEC. Any exemptive orders upon which the Separate Accounts operate or rely are in full force and effect and the Separate Accounts have complied and are in compliance with the terms of and conditions of such orders. The representation as to the reasonableness of the fees charged under the Company Insurance Policies contained in each such registration statement is supported in all material respects by documented analysis of the reasonableness.

(e)    (i) Each Separate Account currently is and has been since its inception in compliance in all material respects with its investment objectives, investment policies and restrictions (as they may be amended from time to time) and other Contract terms and Applicable Laws, if any; (ii) the value of the net assets of each Separate Account has been determined and is being determined using portfolio valuation methods that comply in all material respects with the methods described in its offering or plan documents and the requirements of any Applicable Laws; and (iii) each Transferred Insurance Company or any of its Affiliates, and to the Knowledge of Sellers, any of their respective directors, officers, members, managers, partners, or employees, that has provided investment advisory services to any Separate Account has done so in compliance in all material respects with such Separate Account’s investment objectives, investment policies and restrictions (as they may be amended from time to time) and other Contract terms and Applicable Laws.

(f)    All issued and outstanding Separate Account shares and other interests have been duly and validly issued, are fully paid and, unless otherwise required by Applicable Law, nonassessable, and were not issued in violation of preemptive or similar rights or Applicable Law. All outstanding Separate Account (other than a Registered Separate Account) shares and other interests that were required to be registered under the Securities Act have been sold pursuant to an effective registration statement filed thereunder and are qualified in all material respects for sale, or an exemption therefrom is in full force and effect, in each state and territory of the United States and in any non-United States jurisdiction to the extent such qualification or exemption is required under Applicable Law.

(g)    Each Registered Separate Account has written policies and procedures adopted pursuant to Rule 38a-1 of the Investment Company Act that are reasonably designed to prevent material violations of the United States Federal Securities Laws, as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. Since January 1, 2010, there have been no material compliance matters for any Registered Separate Account, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those which have been reported to the applicable Separate Account board, if any, and satisfactorily remedied or are in the process of being remedied.

(h)    Each Transferred Insurance Company has adopted written anti-money laundering programs and written customer identification programs applicable to its Separate Accounts that comply with Applicable Law and since January 1, 2010 each Transferred Insurance Company has complied with the terms of such programs in all material respects.

Section 3.13    Risk-Based Capital. The “Total Adjusted Capital” and “Company Action Level Risk Based Capital” (as those terms are defined by the Laws in the respective state of domicile of each of SLUS and SLNY in effect on December 31, 2011) of each of SLUS and SLNY as of December 31, 2011 are set forth in Section 3.13 of the Seller Disclosure Letter.

Section 3.14    Contracts.

(a)    Section 3.14 of the Seller Disclosure Letter contains a true and complete list of each Material Contract as of the Contract Date. True and complete copies of all Material Contracts have been made available to Purchaser prior to the Contract Date. For purposes of this Agreement, each of the following Contracts which constitute Assigned Contracts hereunder and would otherwise meet the criteria set forth in any of clauses (i) through (xvii) below but for the fact that a Seller or its Affiliate (other than a Transferred Company) is a party thereto or to which any of the Transferred Companies is a party shall be deemed to constitute a “Material Contract“:

(i)    each Contract the performance of which is expected to involve amounts payable by or to a Transferred Company, or delivery of goods or services by or to a Transferred Company with a fair market value, in excess of two million five hundred thousand dollars ($2,500,000) in the aggregate or one million dollars ($1,000,000) in any twelve (12) month period subsequent to the Contract Date and which is not terminable on ninety (90) calendar days’ notice or less without penalty or premium;

(ii)    Contracts that contain covenants or provisions that purport to (A) directly or indirectly limit any of the Transferred Companies’ or, following the Closing, their Affiliates’ ability to (I) sell any products or services of or to any other Person, (II) engage in any business or (III) compete with or obtain products or services from any Person or (B) limit the ability of any Person to provide products or services to any of the Transferred Companies’ or their respective Affiliates;

(iii)    Contracts under which a Transferred Company has any obligation to loan or contribute funds to, or make investments in, another Person, or provides for the borrowing of money or the extension of credit or any guarantee or surety of the obligations of any other Person (excluding transactions involving Investment Assets in the Ordinary Course of Business in accordance with the investment policy of the applicable Transferred Company in effect at the time of any such transaction and loans and advances to producers and employees in the Ordinary Course of Business);

(iv)    Contracts which appoint a power of attorney on behalf of a Transferred Company that may not be revoked immediately upon notice by the Transferred Company party thereto;

(v)    Contracts that relate to the acquisition or disposition of any business (whether by merger, sale or purchase of stock, sale or purchase of assets, bulk reinsurance or otherwise) that were entered into since January 1, 2002;

(vi)    Contracts that would purport to apply to either Purchaser or any of its Affiliates (other than the Transferred Companies) following the Closing;

(vii)    any program management agreement, claims management agreement or administrative services agreement to the extent relating to the Transferred Companies or the Business;

(viii)    Contracts other than Regulatory Agreements that were entered into with a Governmental Authority to the extent relating to the Transferred Companies or the Business;

(ix)    Contracts that require any of the Transferred Companies to maintain a minimum rating issued by a credit rating agency or that contain any provision that gives rise to any violation, breach or default by any of the Transferred Companies, or that would permit any modification, acceleration or termination thereof, in the event of any ratings downgrade of, or other action taken by a credit rating agency in respect of, any of the Transferred Companies;

(x)    Contracts that grant a right of first refusal or first offer or similar right to the extent relating to the Transferred Companies or the Business;

(xi)    Contracts pursuant to which any Lien, other than a Permitted Lien, is placed or imposed on any material asset of a Transferred Company;

(xii)    Contracts material to the Business under which (i) any Transferred Company licenses to any Person the right to use or register any Owned Intellectual Property and (ii) any Person licenses to any of the Transferred Companies any right to use any Intellectual Property;

(xiii)    any coexistence agreements, settlement agreements, covenants not to sue, consent agreements, or other agreements under which a Transferred Company is restricted in its right to use, enforce or register (excluding, for the avoidance of doubt, the Contracts described in clause (xii) of this Section 3.14(a)) any material Intellectual Property used in connection with the Business;

(xiv)    Contracts including a “most favored nation” or comparable right in favor of any Person other than, after giving effect to the Closing, Purchaser or its Affiliates;

(xv)    partnership, joint venture or limited liability company agreements (excluding transactions involving Investment Assets in the Ordinary Course of Business in accordance with the investment policy of the applicable Transferred Company in effect at the time of any such transaction);

(xvi)    any Contract that is material to the Business and that has an unexpired term exceeding one (1) year and may not be canceled upon ninety (90) days’ or less notice without any liability, penalty or premium to the extent relating to the Transferred Companies or the Business; and

(xvii)    any Contract that contains a commitment or obligation to enter into any of the foregoing;

provided, however, that the Material Contracts exclude Insurance Contracts, Ceded Reinsurance Contracts, Real Property Leases, Business Employee Plans, and the Excluded Contracts.

(b)    Section 3.14(b)(i) of the Seller Disclosure Letter contains a true and complete list of each of the Identified Shared Contracts (other than the Identified Shared Contracts relating to Shared Technology Services) and each of the Identified Multiparty Contracts. “Shared Technology Services” means the services and benefits set forth in Section 3.14(b)(ii) of the Seller Disclosure Letter, which list is true and complete.

(c)    Each of the Transferred Companies has performed in all material respects all obligations required to be performed to date by it under each Material Contract, Identified Shared Contract or Identified Multiparty Contract to which it is a party, and there has been no violation or breach in any material respect of, or default under, or written claim or, to the Knowledge of Sellers, oral claims of such violation, breach or default by it or, to the Knowledge of Sellers, by any other party thereto, under any provision thereof, and no event has occurred which, with or without notice, the passage of time or both, would constitute such a violation, breach or default or require the payment of any additional amounts by any of the Transferred Companies, or, to the Knowledge of Sellers, any other party thereto, under any provision thereof or that would permit modification, acceleration or termination of any Material Contract, Identified Shared Contract or Identified Multiparty Contract by any of the Transferred Companies or, to the Knowledge of Sellers, any other party thereto.

(d)    Each Material Contract, Identified Shared Contract or Identified Multiparty Contract to which a Seller or its Affiliates is a party is in full force and effect and is a legal, valid and binding obligation of Seller or the applicable Affiliate that is a party thereto, and is enforceable by each of Seller or the applicable Affiliate that is a party thereto against each other party thereto in accordance with its terms, subject to the Enforceability Exceptions. None of Sellers nor their Affiliates has received any written, or to the Knowledge of Sellers, oral notice of a cancellation or non-renewal of or an intent to cancel or not renew any Material Contract, other than pursuant to prepayment or redemption provisions under Contracts related to Investment Assets.

Section 3.15    Labor Matters.

(a)    (i) None of Sellers or any of their respective Affiliates, with respect to the Business, is a party to or is otherwise bound by any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements, in each case, with any labor union, trade union, labor organization or works council (collectively, a “Collective Bargaining Agreement”); (ii) there are no Collective Bargaining Agreements that pertain to any of the Business Employees and, since January 1, 2009, there have been no labor unions, labor organizations, works councils or other organizations or groups representing, purporting to represent or, to the Knowledge of Sellers, attempting to represent any of the employees of Sellers or any of their respective Affiliates, with respect to the Business; (iii) no labor union, trade union, labor organization, works council or group of employees of Sellers or any of their respective Affiliates, with respect to the Business, has made a pending demand to Sellers or any of their respective Affiliates or, to the Knowledge of Sellers, a Governmental Authority, for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending, threatened in writing or, to the Knowledge of Sellers, orally threatened to be brought or filed with the National Labor Relations Board or any other domestic or foreign labor relations tribunal or authority; (iv)

to the Knowledge of Sellers, there are no organizing activities with respect to any employees of Sellers or any of their respective Affiliates, with respect to the Business; (v) since January 1, 2009, there has been no actual or, to the Knowledge of Sellers, threatened, material labor arbitrations, material grievances, material labor disputes, strikes, lockouts, material walkouts, slowdowns or work stoppages, or material picketing by any employee of Sellers or any of their respective Affiliates, with respect to the Business; (vi) neither Sellers nor any of their respective Affiliates, with respect to the Business, has committed a material unfair labor practice as defined in the National Labor Relations Act or any similar foreign Law; and (vii) neither Sellers nor any of their respective Affiliates, with respect to the Business, is required to provide notice to or obtain the consent or opinion of any labor union, labor organization or works council in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(b)    Sellers and their respective Affiliates, with respect to the Business Employees: (i) are and have been in compliance in all material respects with all Collective Bargaining Agreements and Applicable Laws pertaining to labor, employment or employment practices, including all Applicable Laws regarding terms and conditions of employment, employee privacy and data protection, health and safety, wages and hours, child labor, labor relations, employment discrimination, disability rights or benefits, equal opportunity, immigration, plant closures and layoffs, affirmative action, labor relations, employee leave issues, unemployment insurance and workers’ compensation; and (ii) are not, and have not been since January 1, 2009, a party to any Action or audit alleging a violation in any material respect of any Collective Bargaining Agreement or Applicable Law pertaining to labor, employment or employment practices, nor, to the Knowledge of Sellers, is any such Action or audit pending or threatened.

(c)    Sellers and their respective Affiliates, with respect to the Business, are not delinquent in any payments (other than de minimis amounts) to, or on behalf of, any current or former employees of Sellers and their respective Affiliates, with respect to the Business, or any current or former independent contractors, for any services or amounts required to be reimbursed or otherwise paid.

(d)    To the Knowledge of Sellers, no Business Employee is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation (i) to Sellers or any of their respective Affiliates or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by any Seller or any of their respective Affiliates or (B) to the knowledge or use of Trade Secrets or proprietary information.

(e)    Each of the Business Employees has all work permits, immigration permits, visas or other authorizations, each as required by Applicable Law for such employee given the duties and nature of such employee’s employment and Section 3.15(e) of the Seller Disclosure Letter sets forth a true and complete list of such work permits, immigration permits, visas or other authorizations currently held by the Business Employees.

(f)    Sellers and their respective Affiliates, with respect to the Business, are and, since January 1, 2009 have been, in compliance with all notice and other requirements under the WARN Act.

(g)    None of Sellers nor any of their respective Affiliates, with respect to the Business are (i) required by Law to comply with Executive Order 11246 or (ii) required to maintain an affirmative action plan.

Section 3.16    Employee Plans.

(a)    Prior to the Contract Date, Holdco has delivered to Purchaser a schedule (the “Business Employee Data Schedule”) which sets forth, as of the Contract Date, for each Business Employee, such employee’s position, identification number, wages, salary or hourly rate of pay and bonus opportunity (including bonus opportunities under Sellers’ annual and long term incentive plans) and any commitments, written or oral, to change such wages, salary, hourly rate of pay or bonus opportunity and the date upon which such change becomes effective, outstanding equity awards (including type and designation of which equity awards will accelerate or pay out as of the Closing Date), leave of absence status and the nature of the leave, date of hire, credited service date if different than the date of hire, severance obligation estimated for Canada and Ireland, status as a permanent or fixed term employee and benefits, and each such employee’s principal work location. Holdco shall deliver the name of each employee listed in the Business Employee Data Schedule as soon as permitted by Applicable Law following the Contract Date. None of the Transferred Companies employs any employees or has (with notice or lapse of time or both) an obligation to employ any employees.

(b)    Section 3.16(b) of the Seller Disclosure Letter contains a true and complete list of each material Business Employee Plan, including each Business Employee Plan covering Irish Employees. For purposes of this Agreement, “Business Employee Plans” means the bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock ownership, employment or consulting, severance pay or benefit, retention, change in control, savings, medical, life or other insurance, vacation, welfare benefit, fringe benefit, cafeteria, profit-sharing or pension benefit plan, program, agreement, arrangement and contract, including executive arrangements and “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder (“ERISA”) (each, an “Employee Plan”), which is sponsored or maintained by any Seller or any of their respective Affiliates or under which Sellers or any of their respective Affiliates is obligated to make contributions and, in each case, for the benefit of Business Employees or with respect to which any Transferred Company has any liability or contingent liability. Holdco has made available to Purchaser a copy or a summary of the material terms of each Business Employee Plan and, if applicable, the ERISA summary plan description thereof. None of the Transferred Companies sponsors or maintains any Employee Plans. Notwithstanding the foregoing, Section 3.16(b) of the Seller Disclosure Letter sets forth a true and complete list of the Business Employee Plans that will transfer to any of the Transferred Companies or Purchaser as a matter of Applicable Law as a result of the transactions contemplated hereby.

(c)    None of the Transferred Companies, nor any trade or business that, together with any Transferred Company, would be deemed a “single employer” under Section 4001(b) of ERISA (an “ERISA Affiliate“) has any liability under Title IV of ERISA (other than, in the case of any Seller or any of its Affiliates other than the Transferred Companies, for the payment of premiums to the Pension Benefit Guaranty Corporation). None of the Transferred Companies participates in any multiemployer plan (as defined in Section 3(37) of ERISA), nor has any of the Transferred Companies or any ERISA Affiliate incurred any withdrawal liability to a multiemployer plan that has not been satisfied in full.

(d)    No Business Employee Plan would provide benefits to Business Employees following their retirement or termination of employment except to the extent required by Section 4980B(f) of the Code or similar state statute.

(e)    Each Business Employee Plan has been operated and administered in all material respects in accordance with its terms and Applicable Law, including ERISA and the Code. With respect to each Business Employee Plan that is an “employee pension plan,” as defined in Section 3(2) of ERISA, intended to be “qualified” within the meaning of Section 401(a) of the Code, each such Business Employee Plan has been determined to be so qualified and has received a favorable determination or opinion letter from the IRS with respect to its qualification and no event has occurred that could reasonably be expected to result in disqualification or adversely affect such qualification.

(f)    With respect to each Business Employee Plan maintained outside of the United States (“Non-U.S. Plan“), except to the extent that none of the Transferred Companies, Purchaser or any Affiliate could have any Liability therefor, (i) the fair market value of the assets of any funded Non-U.S. Plan, the Liability of each insurer for any Non-U.S. Plan funded through insurance, or the book reserve established for any Non-U.S. Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Non-U.S. Plan according to the actuarial assumptions and valuations most recently used to account for such obligations in accordance with Applicable Accounting Principles, (ii) none of the Transferred Companies has incurred any Liability under any Non-U.S. Plan for unfunded or underfunded pension obligations and related liabilities, nor have any of the Sellers or any of their respective Affiliates incurred such Liabilities for which the Transferred Companies are or may be jointly and severally liable with Sellers and their respective Affiliates and (iii) such Non-U.S. Plan has been registered as required and has been maintained in good standing with applicable regulatory authorities.

(g)    The performance of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any Business Employee to severance pay, unemployment compensation or any other payment or (ii) result in any payment, acceleration, vesting or increase in compensation or benefits with respect to any current or former Business Employee that, in each case, may result in any Liability to any Transferred Company, Purchaser or any of its Affiliates. No amounts payable under the Business Employee Plans that would otherwise be deductible by any Transferred Company will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

Section 3.17    Reinsurance.

(a)    Section 3.17(a) of the Seller Disclosure Letter sets forth a list of all agreements under which any of the Transferred Insurance Companies has ceded or retroceded risks to reinsurers or retrocessionaires and that are in force as of the Contract Date, other than agreements that relate solely to the Excluded SLNY Business (the “Ceded Reinsurance Contracts“). True and complete copies of the Ceded Reinsurance Contracts have been made available to Purchaser. Each Ceded Reinsurance Contract is a legal, valid and binding obligation of the Transferred Insurance Company that is a party thereto, and, to the Knowledge of Sellers, is a legal, valid and binding obligation of each other party thereto, and is in full force and effect and enforceable by the Transferred Insurance Company that is a party thereto against each other party thereto in accordance with its terms, subject to the Enforceability Exceptions. Each Transferred Insurance Company has performed in all material respects all obligations required to be performed by it to date under each Ceded Reinsurance Contract to which it is a party, and there has been no violation or breach in any material respect of, or default under, or written notice of a claim, or to the Knowledge of Sellers, oral notification of a claim, of such violation, breach or default, by it or, to the Knowledge of Sellers, by any other party thereto, under any provision thereof, and no event has occurred which, with or without notice, the passage of time or both, would constitute such a violation, breach or default by any of the Transferred Insurance Companies, or, to the Knowledge of Sellers, any other party thereto under any provision thereof or that would permit termination, rescission, recapture or modification of any Ceded Reinsurance Contract or any coverage provided thereunder by any Transferred Insurance Company or, to the Knowledge of Sellers, any other party thereto. Since January 1, 2010, none of the Transferred Insurance Companies has received any written or, to the Knowledge of Sellers, oral notice from any party to any Ceded Reinsurance Contract of any dispute or default with respect to such Ceded Reinsurance Contract. There are no pending or, to the Knowledge of Sellers, threatened Actions with respect to any Ceded Reinsurance Contracts. There are no entities, other than the Transferred Insurance Companies, that have rights to access coverage under any Ceded Reinsurance Contract.

(b)    (i) No Transferred Insurance Company has given or received since January 1, 2010 any written or, to the Knowledge of Sellers, oral, notice of termination, recapture, rescission, acceleration or breach (provisional or otherwise) in respect of any Ceded Reinsurance Contract, and (ii) no reinsurer under any Ceded Reinsurance Contract has sought in writing or, to the Knowledge of Sellers, orally since January 1, 2010 to deny or limit coverage or revoke, terminate or rescind any Ceded Reinsurance Contract or otherwise claimed in writing or, to the Knowledge of Sellers, orally that any Ceded Reinsurance Contract ceases to be in full force and effect or is invalid or unenforceable (in whole or in part). Since January 1, 2010, no reinsurer under any Ceded Reinsurance Contract has notified in writing or, to the Knowledge of Sellers, orally any Transferred Insurance Company that the premiums payable under any Ceded Reinsurance Contract have been increased or otherwise modified.

(c)    No Ceded Reinsurance Contract contains any provision under which the reinsurer or retrocessionaire may terminate such agreement by reason of (i) the transactions contemplated by this Agreement or any Ancillary Agreement, (ii) a ratings downgrade of the relevant Transferred Insurance Company below certain minimum ratings issued by a credit rating agency as set forth in such Ceded Reinsurance Contract or (iii) a reduction of the Transferred Insurance Company’s capital and surplus below a certain level as set forth in such Ceded Reinsurance Contract.

(d)    There are no separate written or oral agreements between the applicable Transferred Insurance Company and the reinsurer under any Ceded Reinsurance Contract that would reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any Ceded Reinsurance Contract, other than (i) inuring contracts that are explicitly defined in any such Ceded Reinsurance Contract or (ii) amendments, novations, assignments or recapture agreements with respect to such Ceded Reinsurance Contract that are listed in Section 3.17(a) of the Seller Disclosure Letter opposite the name of such Ceded Reinsurance Contract. As of December 31, 2011, each Transferred Insurance Company was entitled under Applicable Law and SAP to take full financial statement credit for all amounts for which such financial statement credit was taken in the Annual Unaudited Statement as at December 31, 2011 of such Transferred Insurance Company for any amounts recoverable by such Transferred Insurance Company pursuant to any Ceded Reinsurance Contracts to which it was a party.

(e)    None of the Transferred Insurance Companies is now, nor has it been since January 1, 2002, nor, to the Knowledge of Sellers, has it ever been a party to any transfer and assumption agreement or any other similar agreement, the effect of which is to transfer specified insurance and/or non-insurance liabilities of any Transferred Insurance Company and related assets to a transferee in exchange for the transferee’s agreement to assume all such liabilities on behalf of such Transferred Insurance Company.

(f)    None of the Transferred Insurance Companies is now, nor has it been since January 1, 2002, nor, to the Knowledge of Sellers, has it ever been, a party to any reinsurance or retrocession agreement under which the Transferred Insurance Company has assumed any risk included within the Business from other insurers or reinsurers.

Section 3.18    Absence of Certain Changes.

(a)    From December 31, 2011 to the Contract Date, (i) each of the Transferred Companies has conducted its business in the Ordinary Course of Business, and (ii) none of the Transferred Companies has taken any action that, if taken on or after the Contract Date, would require the consent of Purchaser pursuant to Section 5.1.

(b)    Since December 31, 2011, there has not been any fact, event, circumstance, effect, development, occurrence or condition of any character that has had, or which would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.19    Financial Statements; Reserves.

(a) Sellers have made available to Purchaser true and complete copies of (i) the audited financial statements of each of the Transferred Companies identified in Section 3.19(a)(i) of the Seller Disclosure Letter, together with the report of such Transferred Company’s independent auditors thereon, in each case at and for the periods ended December 31, 2009, 2010 and 2011 (the last such date, the “Balance Sheet Date” and such audited financial statements, the “Audited Financial Statements”) and (ii) the unaudited interim financial statements of the Transferred Companies identified in Section 3.19(a)(ii) of the Seller Disclosure Letter at and for the period ended September 30, 2012 (the “Interim Unaudited Financial Statements” and

together with the Audited Financial Statements and any audited or unaudited financial statements delivered in accordance with Section 5.24(b) prior to the Closing, the “Transferred Company Financial Statements”). Each such Transferred Company Financial Statement (A) has been or will be derived from the Books and Records, (B) has been or will be prepared in accordance with Applicable Accounting Principles consistently applied and (C) fairly presents or will fairly present, in all material respects, in accordance with Applicable Accounting Principles, the financial position, results of operations and cash flows, assets and liabilities of the applicable Transferred Company, as at the respective dates of, and for the periods referred to in, the Transferred Company Financial Statements (to the extent presented in such statements), subject in the case of quarterly financial statements to normal year-end recurring adjustments.

(b)    Sellers have made available to Purchaser true and complete copies of (i) the unaudited statutory annual statements of the Transferred Insurance Companies (other than BarbCo 3 and to the extent SLFIAC does not file Annual Unaudited Statements with the Bermuda Monetary Authority, SLFIAC), containing the annual statutory balance sheets of such Transferred Insurance Companies as at December 31, 2009, 2010 and 2011 and the related statements of income, changes in statutory surplus and cash flows for the fiscal years then ended, together with all exhibits, schedules and notes thereto and any affirmations and certifications filed with the applicable Departments of Insurance (the “Annual Unaudited Statements”), (ii) the audited statutory financial statements of the Transferred Insurance Companies (other than BarbCo 3) containing the annual statutory balance sheets of the Transferred Insurance Companies as at December 31, 2009, 2010 and 2011 and the related statements of income, changes in statutory surplus and cash flows for the fiscal years then ended, together with all exhibits, schedules and notes thereto (the “Annual Audited Statements”) and (iii) the statutory quarterly statements of SLUS and SLNY containing the quarterly statutory balance sheets of such companies as at the end of each three (3) month period ended after December 31, 2011 and the related unaudited statements of income, changes in statutory surplus and cash flows for the three (3) months then ended, together with all exhibits, schedules and notes thereto and any affirmations and certifications filed with the applicable Departments of Insurance (the “Quarterly Statements”) (together with any additional statutory annual statements and any statutory quarterly statements, in each case together with all exhibits, schedules and notes thereto and any affirmations and certifications filed therewith, in any case filed with or submitted by or on behalf of the Transferred Insurance Companies to the applicable Departments of Insurance and other applicable Governmental Authorities on or after the Contract Date and on or prior to the Closing Date, collectively with the Annual Unaudited Statements, the Annual Audited Statements and the Quarterly Statements, the “Statutory Statements”). The Statutory Statements (A) have been or will be derived from the Books and Records, (B) have been or will be prepared in accordance with all Applicable Laws and Applicable Accounting Principles, (C) have been or will be timely filed with or submitted to the applicable Departments of Insurance and other applicable Governmental Authorities on forms prescribed or permitted by the applicable Governmental Authority and (D) fairly present or will fairly present, as applicable, in all material respects, in accordance with Applicable Accounting Principles, the statutory financial position, results of operations and cash flows, assets, liabilities, capital and surplus, changes in statutory surplus and cash flows of the applicable Transferred Insurance Company as at the respective dates of, and for the periods referred to in, the Statutory Statements (to the extent presented in such statements). No material deficiency has been asserted by any Governmental Authority with respect to any of the Statutory Statements that has not been resolved to the satisfaction of the applicable Governmental Authority prior to the Contract Date.

(c)    Section 3.19(c) of the Seller Disclosure Letter sets forth a true and complete list of all accounting practices used by the Transferred Insurance Companies in connection with such company’s Statutory Statements that depart from the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual or, with respect to BarbCo 3 and SLFIAC, applicable accounting principles and procedures mandated by the applicable Departments of Insurance (each such departure, a “Permitted Accounting Practice”). All Permitted Accounting Practices have been approved by the applicable Departments of Insurance in writing at or prior to the time used by the Transferred Insurance Companies in connection with the applicable Statutory Statement. Since January 1, 2010, neither the Transferred Insurance Companies nor any Person acting on behalf of the Transferred Insurance Companies has ever sought such approval for a Permitted Accounting Practice that was either (i) not granted by the applicable Department of Insurance or (ii) granted by the applicable Department of Insurance but not used by the Transferred Insurance Companies in connection with the applicable Statutory Statement.

(d)    The reserves for payment of benefits, losses, claims, premiums, costs and expenses under the Insurance Contracts (including unearned premium or premium deposit fund liabilities or otherwise) reflected on the Statutory Statements of each of SLUS and SLNY, as of their respective dates: (i) have been computed in all material respects in accordance with generally accepted actuarial standards consistently applied and were fairly stated, in accordance with sound actuarial principles; (ii) have been based on actuarial assumptions which produced reserves at least as great as those called for in any contract provision as to reserve basis and method, and are in accordance with all other contract provisions; (iii) met, in all material respects, all requirements of Applicable Law; (iv) have been computed on the basis of assumptions consistent with those used to compute the corresponding items in the Annual Unaudited Statement of the immediately preceding year; and (v) include provisions for all actuarial reserves and related statement items which ought to be established, in each case, as required to be certified by the actuaries of SLUS and SLNY, as applicable, pursuant to applicable state insurance Laws; provided, however, that it is acknowledged and agreed that Sellers make no express or implied representation or warranty in this Agreement, including in this Section 3.19(d), (A) that the reserves held by SLUS and SLNY or the assets supporting such reserves have been or will be adequate or sufficient for the purposes for which they were established, or that such reserves may not develop adversely after the Closing or (B) that the reinsurance recoverables taken into account in determining the amount of such reserves will be collectible.

(e)    The “Total Long Term Business Insurance Reserves” reflected on the Statutory Statements of SLFIAC, as of their respective dates: (i) met, in all material respects, the requirements of the insurance Laws of Bermuda; (ii) were computed in all material respects in accordance with accepted actuarial reserving practice; and (iii) were computed using actuarial assumptions that were appropriate in all material respects to the circumstances of SLFIAC and the applicable Insurance Contracts in-force; provided, however, that it is acknowledged and agreed that Sellers make no express or implied representation or warranty in this Agreement, including in this Section 3.19(e), (A) that the reserves held by SLFIAC or the assets supporting such reserves have been or will be adequate or sufficient for the purposes for which they were established, or that such reserves may not develop adversely after the Closing or (B) that the reinsurance recoverables taken into account in determining the amount of such reserves will be collectible.

(f)    The deposits and reserves reflected on the Transferred Company Financial Statements of BarbCo 3, as of their respective dates: (i) met, in all material respects, the requirements of the Insurance Act, Cap. 310 of the laws of Barbados (the “Insurance Act”) and the Barbados Financial Services Commission; and (ii) have been noticed to the Barbados Financial Services Commission with details of the method used in calculating such deposits and reserves as required by the Insurance Act; provided, however, that it is acknowledged and agreed that Sellers make no express or implied representation or warranty in this Agreement, including in this Section 3.19(f), (A) that the reserves held by BarbCo 3 or the assets supporting such reserves have been or will be adequate or sufficient for the purposes for which they were established, or that such reserves may not develop adversely after the Closing or (B) that the reinsurance recoverables taken into account in determining the amount of such reserves will be collectible.

(g)    There are no inaccuracies or omissions, in any material respect, in: (i) the factual data or information furnished by Sellers and their Affiliates to XXXX (redacted defined term) in connection with its preparation of the Actuarial Report, including, in each case, with respect to the inventory of Insurance Contracts in force, the terms of such Insurance Contracts and information respecting the insureds under such Insurance Contracts; or (ii) the coding, compilation or aggregation of such factual data or information.

Section 3.20    SEC Reports. SLUS has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since January 1, 2010 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SLUS SEC Reports”). None of the SLUS SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the Contract Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the case of a prospectus, in light of the circumstances under which they were made, not misleading. All of such SLUS SEC Reports (including any financial statements included or incorporated by reference therein), as of their respective dates (and as of the date of any amendment to the respective SLUS SEC Report prior to the Contract Date), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 3.21    Sufficiency of Assets.

(a)    As of the Closing Date, the assets, properties and rights of the Transferred Companies, together with the Transferred Assets, the Assigned Contracts, the Identified Shared Contracts and the Identified Multiparty Contracts and the assets, rights, properties and services made available to Purchaser or the Transferred Companies pursuant to this Agreement, the Transition Services Agreement or the other Ancillary Agreements, will comprise all of the assets, properties and rights necessary to permit Purchaser to conduct the Business immediately following the Closing Date in the same manner as such Business is being conducted as of the Contract Date.

(b)    To the Knowledge of Sellers, Sellers and their Affiliates have performed in all material respects all obligations required to be performed by them to date under each Contract to which it is a party, and there has been no violation or breach in any material respect of, or default in any material respect under, or claim of such violation, breach or default, by Sellers or any of their Affiliates or any other party thereto, under any provision thereof, and no event has occurred which, with or without notice, the passage of time or both, would constitute such a violation, breach or default in any material respect under any provision thereof by Sellers or any of their Affiliates or any other party thereto or that would permit modification, acceleration, suspension or termination of any Contract by any party thereto, in each case, that would reasonably be expected to prevent Sellers or their Affiliates from providing, in all material respects, to Purchaser or its Affiliates any service to be provided to such Persons pursuant to the Transition Services Agreement.

(c)    One or more of Sellers or their applicable Affiliates that will be a party to the Transferred Assets Bills of Sale will be, immediately prior to the execution and delivery of the Transferred Assets Bills of Sale, the record and beneficial owner of, and holder of good, valid and marketable title to, all of the tangible Transferred Assets, free and clear of all Liens, other than Permitted Liens. At the Closing, Purchaser (or if directed in writing by Purchaser to Sellers, a Transferred Company or other Person designated by Purchaser, as the case may be) will own, or will acquire, good, valid and marketable title to the tangible Transferred Assets, free and clear of all Liens, except for any Liens arising from acts of Purchaser (or a Transferred Company or other Person designated by Purchaser, as the case may be) (other than entering into this Agreement and any Ancillary Agreement).

(d)    All personal property and other tangible assets owned or leased by the Transferred Companies (other than the Investment Assets and the Excluded Assets) are in good working order and repair in all material respects, subject to ordinary wear and tear, and have been maintained in all material respects in the Ordinary Course of Business.

Section 3.22    No Undisclosed Liabilities. None of the Transferred Companies has any liabilities or obligations, whether known, unknown, absolute, accrued, contingent or otherwise and whether due or to become due, which would be required to be set forth in a balance sheet of such Transferred Company, or disclosed in the notes thereto, prepared in accordance with the Applicable Accounting Principles in a manner consistent with the Transferred Company Financial Statements and the Statutory Statements, except (a) liabilities and obligations specifically recorded in a general ledger account or in the supporting workpapers or other detail to a balance sheet or statutory balance sheet, in each case contained in the Books and Records, and reflected in the Closing Statement, the Transferred Company Financial Statements or the Statutory Statements, or disclosed in the notes thereto or (b) Liabilities and obligations that were incurred after the Balance Sheet Date in the Ordinary Course of Business. Without limiting the generality of the foregoing there are no unpaid claims or assessments made in writing or, to the Knowledge of Sellers, threatened against any of the Transferred Insurance Companies by any insurance guaranty associations or similar organizations in connection with such association’s insurance guaranty fund. The representations and warranties in this Section 3.22 shall not apply with respect to Taxes.

Section 3.23    Intercompany Accounts; Transactions with Affiliates.

(a)    Section 3.23(a) of the Seller Disclosure Letter contains a true and complete list of all Intercompany Agreements in force as of the Contract Date and a description and amount for each intercompany balance (including with respect to any intercompany loans, notes and advance regardless of their maturity and all intercompany receivables and payables, inclusive of any accrued and unpaid interest) between any of Sellers or any of their respective Affiliates (other than the Transferred Companies), on the one hand, and any Transferred Company, on the other hand, as of September 30, 2012. Since the Balance Sheet Date, there has not been any accrual of liability by any Transferred Company to any of Sellers or any of their respective Affiliates (other than a Transferred Company) or other transaction between a Transferred Company and any of Sellers or any Affiliate of any Seller (other than a Transferred Company), except in the Ordinary Course of Business.

(b)    Section 3.23(b) of the Seller Disclosure Letter lists all Contracts between any Transferred Company, on the one hand, and any of Sellers or any Affiliate of any Seller (other than a Transferred Company), on the other hand, that will not be terminated on or prior to the Closing Date (the “Surviving Intercompany Agreements”).

Section 3.24    Tax Matters.

(a)    (i) All material Tax Returns required to be filed by or on behalf of or with respect to the Transferred Companies, or with respect to the Business or any Transferred Asset, have been duly and timely filed and were true, complete and correct in all material respects when filed. All Taxes shown as due on such Tax Returns, and all other material Taxes required to be paid on or before the Closing Date by or with respect to, or which may be chargeable as a Lien upon the assets of, any Transferred Company, or with respect to the Business or any Transferred Asset, (A) have been duly and timely paid or (B) are being contested in good faith by appropriate proceedings and adequate reserves, determined in accordance with the Applicable Accounting Principles, are being maintained for such contested Taxes on the Transferred Company Financial Statements. All material Taxes required to be withheld by any Transferred Company have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose in accordance with Applicable Law; and (ii) (A) no waivers or extensions of the statute of limitations or the period of assessment or collection of any Taxes of or with respect to any Transferred Company, or with respect to the Business or any Transferred Asset, and no written power of attorney with respect to any such Taxes, is currently in effect or has been granted; (B) the time for filing any Tax Return of or with respect to any Transferred Company, or with respect to the Business or any Transferred Asset, has not been extended (other than through an automatic extension) to a date later than the Contract Date; (C) no Taxes of or with respect to any Transferred Company, or with respect to the Business or any Transferred Asset, are under audit, examination or investigation by any Taxing Authority or are being contested and no such audit, examination or investigation or other proceeding related to such Taxes has been threatened or proposed in writing or, to the Knowledge of Sellers, is impending; and (D) no Taxing Authority has asserted in writing or, to the Knowledge of Sellers, orally any deficiency, claim or issue with respect to Taxes or any adjustment to Taxes against or with respect to any Transferred Company, or with respect to the Business or any Transferred Asset, with respect to any taxable period for which the period of assessment or collection remains open.

(b)    No Person has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state, local or foreign Law) that would be binding upon any Transferred Company, or with respect to the Business or any Transferred Asset, after the Closing Date. No Transferred Company has any Liability for the Taxes of another Person (other than another Transferred Company) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor. No Transferred Company is a party to, bound by or has any obligation under any Tax allocation, Tax sharing, Tax indemnity or similar agreement, arrangement or understanding.

(c)    None of the Transferred Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting under Section 481 of the Code (or any corresponding provision of state, local or foreign income Tax Law) elected, requested, made or imposed prior to the Closing, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) election under Section 108(i) of the Code (or any similar provision of any state, local or foreign Law), (iv) change in the basis for determining any item referred to in Section 807(c) of the Code with respect to any Pre-Closing Tax Period or (v) application of Treasury Regulations Section 1.1502-13 (or any similar provision of any state, local or foreign Law). None of the Transferred Companies has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 in any taxable year for which the statute of limitations for the assessment or collection of Tax has not expired.

(d)    None of the Transferred Companies has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify under Section 355 of the Code (i) in the two (2) years prior to the Contract Date or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(e)    The Transferred Companies have maintained, in all material respects, all documentation required to be maintained in connection with related party transactions involving any of the Transferred Companies that will remain in effect following the Closing in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder.

(f)    All related party reinsurance transactions (within the meaning of Section 845 of the Code) involving any of the Transferred Insurance Companies that will remain in effect following the Closing are at arm’s length and result in the transfer of insurance risk, as determined for purposes of Section 845 of the Code and any similar provision of state, local and foreign Law.

(g)    BarbCo 3 and Sun Life Financial Insurance and Annuity Company (Bermuda) Ltd. each has in effect, and has had in effect since its formation, a valid election under Section 953(d) of the Code to be treated as a domestic corporation.

(h)    No unresolved claim has been asserted in writing by a Taxing Authority in a jurisdiction in which Tax Returns are not filed by or on behalf of or with respect to a Transferred Company that such Transferred Company is or may be subject to Taxes or a Tax Return filing requirement by such jurisdiction.

(i)    There are no Liens for Taxes on any assets of any Transferred Company, or on any Transferred Asset, except for any Liens meeting the criteria provided in clause (i) of the definition of Permitted Liens.

(j)    The charges, accruals and reserves for Taxes with respect to the Transferred Companies reflected on the Transferred Company Financial Statements as of September 30, 2012, are adequate to cover material Tax Liabilities accruing through such date, and since September 30, 2012, no Transferred Company has engaged in any material transaction, or taken any other material action, other than in the Ordinary Course of Business, that would affect such charges, accruals or reserves for Taxes.

(k)

(i)    Each Insurance Contract complies with, and since the date of issuance of such Insurance Contract has complied with, the requirements applicable to, or intended by the issuer of such Insurance Contract to be applicable to, such Insurance Contract under the provisions of the Code relating to such Insurance Contract (including the requirements of Sections 72, 101, 401 through 409A, 412, 415, 417, 457, 817, 7702 and 7702A of the Code and any Treasury Regulations and administrative guidance issued thereunder).

(ii)    Each “segregated asset account,” within the meaning of Section 817(h) of the Code, maintained by any Transferred Company meets, and since establishment of such account has met, the diversification requirements of Section 817(h) of the Code and the Treasury Regulations promulgated thereunder, and otherwise satisfies the requirements of the Code, the Treasury Regulations and administrative guidance issued thereunder. Each Transferred Company is treated for United States federal income tax purposes as the owner of the assets underlying the Insurance Contracts.

(iii)    The Product Tax Administrative Practices and Procedures employed by the Transferred Companies to maintain each Insurance Contract’s qualification for the Tax treatment described in Section 3.24(k)(i) are adequate to administer such Insurance Contract in the manner required to maintain such qualification.

(iv)    The Transferred Companies are not parties to any “hold harmless,” Tax sharing or indemnification agreements regarding the Tax qualification or treatment of any Insurance Contract (whether developed by, administered by, or reinsured with any unrelated third party).

(v)    There is no currently pending United States federal, state, local or foreign audit or other administrative or judicial proceeding against any of the Transferred Companies or, to the Knowledge of Sellers, against any other party, with regard to the Tax treatment of any Insurance Contract, to which any Transferred Company is a party or in which any Transferred Company is participating. None of the Transferred Companies are aware of any rulings, requests for rulings, or requests for waivers with respect to any potential or actual failure of any Insurance Contract to meet any applicable requirements of the Code (including the requirements of Sections 72, 101, 401 through 409A, 412, 415, 417, 457, 817, 7702 and 7702A of the Code and any Treasury Regulations and administrative guidance issued thereunder). None of the Transferred Companies has entered into any settlement agreement, closing agreement or other agreement, nor is involved in any discussions or negotiations with any Taxing Authority regarding such agreements, with respect to any potential or actual failure of any Insurance Contract to meet any applicable requirements of the Code (including the requirements of Sections 72, 101, 401 through 409A, 412, 415, 417, 457, 817, 7702 and 7702A of the Code and any Treasury Regulations and administrative guidance issued thereunder).

(vi)    Sellers have made available to Purchaser true and complete copies of all closing agreements that any of the Transferred Companies has entered into with the IRS since December 31, 2011, relating to (A) a failure of any Insurance Contract, including any Insurance Contract affected by any action contemplated or effected in connection with this Agreement, to qualify as a “life insurance contract” under Section 7702 or Section 101(f) of the Code, (B) any classification of any such Insurance Contract as a “modified endowment contract” under Section 7702A of the Code (unless such Insurance Contract was sold as a “modified endowment contract” and has at all times since been administered as a “modified endowment contract”), (C) a failure of any Insurance Contract sold as a “variable contract” as defined under Section 817(d) of the Code to satisfy the diversification requirements under Section 817(h) of the Code and (D) a failure of any Insurance Contract sold as an annuity contract to satisfy the requirements of Section 72 of the Code to be taxed as an annuity.

(vii)    With respect to each Insurance Contract, all Applicable Laws relating to Tax information reporting, Tax disclosures or the withholding of Taxes have been complied with in all material respects. Each Transferred Company has reported, in all material respects, all distributions under each Insurance Contract in accordance with the Tax Laws applicable to such Insurance Contracts (including the requirements of Sections 72, 101, 401 through 409A, 412, 415, 417, 457, 817, 7702 and 7702A of the Code and any Treasury Regulations and administrative guidance issued thereunder).

(viii)    (A) Each Insurance Contract provides, and since the date of issuance, sale, assumption, exchange or modification of such Insurance Contract by a Transferred Company, has provided, the purchaser, policyholder, account holder, other holder or intended beneficiary thereof with Tax treatment under the Code that is the same as or more favorable than the Tax treatment that was purported to apply in written materials provided by the issuer of such Insurance Contract at the time of such issuance, sale, assumption, exchange or modification and (B) no Insurance Contract constitutes a “modified endowment contract” under Section 7702A of the Code except where the holder of the Contract was timely notified in writing of its status as a “modified endowment contract” under Section 7702A of the Code.

(ix)    (A) None of the Transferred Companies has requested relief from the IRS concerning the qualification of any Insurance Contract issued by a Transferred Company under, or in compliance with, the Code, and the IRS has not asserted in writing or, to the Knowledge of Sellers, orally in response to an inquiry, that any such Insurance Contract fails to so qualify or comply and (B) none of the Transferred Companies has requested relief from the IRS concerning the treatment of any life insurance policy included in the Business as a modified endowment contract within the meaning of Section 7702A of the Code, and the IRS has not asserted in writing or, to the Knowledge of Sellers, orally in response to an inquiry, that any such policy not known or intended to be a modified endowment contract is a modified endowment contract.

(l)    None of the Transferred Companies has a “policyholders surplus account” within the meaning of Section 815 of the Code.

(m)    The annual gross premiums received on Insurance Contracts by each of the Transferred Insurance Companies in its 2010 and 2011 Tax years and the annual gross premiums expected to be received by each of the Transferred Insurance Companies in its 2012 Tax year for “health insurance coverage,” as defined in Section 9832(b)(1) of the Code, that provides coverage included in the definition of “minimum essential coverage,” as set forth in Section 5000A(f) of the Code, comprise less than twenty percent (20%) of the total annual gross premiums received by each of the Transferred Insurance Companies for health insurance coverage.

(n)    XXXXX (redacted commercially sensitive information)

Section 3.25    Intellectual Property.

(a)    Section 3.25(a) of the Seller Disclosure Letter lists, as of the Contract Date, all Owned Registered IP, setting forth the owner and the registration or application number of each item. The Owned Registered IP and except as would not or would not reasonably be expected to materially and adversely affect the Business, the Owned Unregistered IP (collectively, the “Owned Intellectual Property”) is solely and exclusively owned by a Transferred Company free and clear of all Liens, except for Permitted Liens, and is subsisting, valid and, to the Knowledge of Sellers, enforceable.

(b)    The Transferred Companies own or have the valid right to use all Intellectual Property used or held for use in, or necessary to conduct, the Business as currently conducted. There are no Governmental Orders to which any Transferred Company is subject with respect to any material Owned Intellectual Property used in connection with the Business.

(c)    To the Knowledge of Sellers, the conduct of the Business as currently conducted and as conducted since January 1, 2010, does not and did not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person, except as would not or would not reasonably be expected to materially and adversely affect the Business. Since January 1, 2010, there have been no such claims of infringement, misappropriation or violation asserted or threatened against Sellers or any of their Affiliates. To the Knowledge of Sellers, none of the Owned Intellectual Property is being infringed by any Person.

(d)    Each Transferred Company is, and at all times since January 1, 2010 has been, in compliance, in all material respects, with its own rules, policies and procedures, in each case, relating to privacy, data protection, and the collection and use of personal information collected, used or held for use in connection with the Business (“Data Privacy Policies”) and the consummation of the transactions contemplated hereby will not violate any Data Privacy Policies. Except as would not or would not reasonably be expected to materially and adversely affect the Business, there have been no unauthorized disclosures of such information that have warranted the notification of the Transferred Companies’ customers or any Governmental Authority.

(e)    The Transferred Companies take reasonable measures to protect the Trade Secret status and confidentiality of material Trade Secrets and the confidentiality of other material confidential or proprietary information, including requiring employees to confirm their agreement with the Code of Business Conduct containing confidentiality obligations and ensuring that other Persons with access thereto have enforceable confidentiality obligations under Applicable Law.

(f)    To the Knowledge of Sellers, since January 1, 2010, there have been no material security breaches of any information technology systems used in connection with the Business, and no disruptions or errors in the information technology systems of any Transferred Company that adversely affected in any material respect the Business.

Section 3.26    Real Property.

(a)    The Transferred Companies do not own, and since January 1, 2010 have not owned, any real property other than (i) the real property included in the Excluded Assets and (ii) real property acquired or held for investment purposes in the Ordinary Course of Business, in accordance with the investment policy of the applicable Transferred Company as in effect at the time of the acquisition thereof, as set forth in Section 3.26(a) of the Seller Disclosure Letter.

(b)    The Transferred Companies have good and marketable title to all real property owned by them, free and clear of all Liens other than Permitted Liens. The Transferred Companies, in their capacity as registered owners, beneficial owners, landlords or occupants, are not in default under any agreement affecting such real property, and not in default under any Applicable Law relating to such real property.

(c)    Section 3.26(c) of the Seller Disclosure Letter lists all real property leases, subleases, licenses or other agreements or occupancy rights and all amendments and modifications thereto (whether written or oral) under which any Transferred Company has the right to occupy real property (the “Real Property Leases”). Section 3.26(c) of the Seller Disclosure Letter lists the lessee and lessor under each Real Property Lease, the term of each Real Property Lease, the square footage of the premises demised by each Real Property Lease, the current rental rate of each Real Property Lease and the address of the premises (the “Leased Real Property”) that is the subject of each such Real Property Lease. Each Real Property Lease is in full force and effect and is a legal, valid and binding obligation of each of the Transferred Companies that is a party thereto subject to the Enforceability Exceptions. The applicable Transferred Company has a good and valid leasehold interest with respect to the real property leased, subleased or licensed pursuant to each of such Real Property Leases in accordance with the terms of such Real Property Leases, free and clear of all Liens (other than Permitted Liens). Each Real Property Lease is the only agreement between the applicable Transferred Company and each other party thereto regarding the Leased Real Property and the Transferred Company pays rent on a current basis. The use and occupancy of the Leased Real Property under the Real Property Leases is in compliance, in all material respects, with all Applicable Laws. None of the Transferred Companies or, to the Knowledge of Sellers, any other party is in breach of or default under any Real Property Lease, and neither entering into this Agreement nor consummating the transactions contemplated hereby will cause a breach of or default under any Real Property Lease. Sellers have made available to Purchaser a true and complete copy of each Real Property Lease.

(d)    All Leased Real Property is maintained by the applicable Transferred Company in accordance with the applicable Real Property Lease and is, to the Knowledge of Sellers, in good condition and repair, reasonable wear and tear excepted, and adequate and fit for occupancy and use in accordance with past practice, in each case, in all material respects.

(e)    Any required build out of the Leased Real Property has been completed in accordance with the terms of the applicable Real Property Lease, and the Transferred Company, as applicable, has accepted possession of the Leased Real Property. The Transferred Company, as applicable, occupies the Leased Real Property and uses it for its business. There are no tenant improvements costs, allowances or similar amounts that the lessor under any Real Property Lease is obligated to pay during the Real Property Lease term that have not been paid (except such costs, allowances or similar amounts payable in connection with an extension, expansion or similar option that the Transferred Company has not yet exercised).

(f)    No Real Property Lease is subject to any free rent periods, rental concessions, bonuses, rebates, advance rental payments, leasing brokerage commissions or other outstanding credits affecting the rental payable by the Transferred Company, as applicable, under such Real Property Lease which have not already been paid, effected or otherwise implemented by the lessor and the Transferred Company, as applicable. No Person who has acted directly or indirectly for or with any Transferred Company is entitled to any compensation, commission or fee in connection with the Real Property Leases that has not been paid.

(g)    As of the Contract Date, there is no pending or, to the Knowledge of Sellers, threatened proceeding regarding condemnation or other eminent domain proceeding affecting any Leased Real Property or any sale or other disposition of any real property in lieu of condemnation. No Transferred Company has knowledge, or received any notice, of any default under any of the covenants, easements or restrictions or agreements affecting or encumbering any Real Property or any constituent or portion thereof.

(h)    No casualty has occurred with respect to any Leased Real Property or any Real Property which has not been repaired in full. The Leased Real Property is occupied and utilized by the Transferred Companies under valid and current certificates of occupancy, permits, or licenses to the extent required by Applicable Law and the use of the Leased Real Property by the applicable Transferred Company does not conflict with Applicable Laws.

(i)    To the Knowledge of Sellers, the information and data provided to Purchaser by Sellers in respect of Sellers’ commercial mortgage loan portfolio contained in the columns titled “IQR”, “Maturity”, “Contractual Rate”, “Par Value (as of 9/30/2012)”, “Market Value (as of 9/30/2012)” and “Property Type” of the spreadsheet attached hereto as Schedule 3.26(i) is true and accurate in all material respects.

Section 3.27    Environmental Matters.

Subject to Section 5.29(d):

(a)    The Transferred Companies have been and are in compliance in all material respects with all applicable Environmental Laws (which compliance includes the possession by each Transferred Company of all material Permits and other governmental authorizations required under applicable Environmental Laws, and compliance, in all material respects, with the terms and conditions thereof).

(b)    There is no material Environmental Claim pending or, to the Knowledge of Sellers, threatened against the Transferred Companies or, to the Knowledge of Sellers, against any Person whose liability for such Environmental Claims the Transferred Companies have or may have retained or assumed either contractually or by operation of Law.

(c)    There are no actions, activities, circumstances, facts, conditions, events or incidents, including the presence of any Hazardous Material, which would be reasonably likely to form the basis of (i) a material obligation pursuant to applicable Environmental Law or (ii) a material Environmental Claim against the Transferred Companies or to the Knowledge of Sellers, against any Person whose liability for such Environmental Claims the Transferred Companies have or may have retained or assumed either contractually or by operation of Law.

(d)    Sellers have delivered or otherwise made available for inspection to Purchaser true, complete and correct copies and results of any reports, data, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments) studies, analyses, tests or monitoring in the possession or control of Sellers, the Transferred Companies or any of their Affiliates pertaining to: (i) any Hazardous Materials in, on, beneath or adjacent to any property currently owned, operated or leased by the Transferred Companies; (ii) the Transferred Company’s compliance with applicable Environmental Laws; or (iii) any unresolved Environmental Claims.

Section 3.28    Insurance Policies of the Transferred Companies.

(a)    Section 3.28(a) of the Seller Disclosure Letter lists all current property and liability insurance policies (including fidelity bonds and other similar instruments, but excluding Ceded Reinsurance Contracts) covering the Transferred Companies or the officers or directors thereof, in each case, as in effect on the Contract Date (the “Company Insurance Policies”).

(b)    All Company Insurance Policies are in full force and effect and all premiums payable under the Company Insurance Policies have been timely paid in full or adequate provision for the full payment thereof has been made. No written notice of cancellation or termination or revocation or other written notice that any such Company Insurance Policy is no longer in full force or effect or that the issuer of any such Company Insurance Policy is not willing or able to perform its obligations thereunder has been received as of the Contract Date by Sellers or any Transferred Company. Neither Sellers nor their Affiliates, nor, to the Knowledge of Sellers, any insurer under such Company Insurance Policies is in violation or breach in any material respect of, or default under, any provision thereof. There are no material claims by any of the Transferred Companies pending under any such Company Insurance Policies as to which coverage has been denied by the insurer or as to which, after reviewing the information provided with respect to such claim, the insurer has advised in writing that it intends to deny.

Section 3.29    Brokers and Finders. No broker, finder or financial adviser has acted directly or indirectly as such for, or is entitled to any compensation from, any of Sellers or any of their respective Affiliates in connection with this Agreement or the transactions contemplated hereby, except Morgan Stanley & Co. LLC, whose fees for services rendered in connection herewith will be paid by Sellers.

Section 3.30    Broker Dealer Activities.

(a)    Except for the Broker-Dealer, no Transferred Company has at any time since January 1, 2009 or is currently required to be registered, licensed or qualified as a broker or a dealer under any Applicable Law.

(b)    The Broker-Dealer is duly registered under the Exchange Act as a broker-dealer with the SEC and FINRA, and is in compliance in all material respects with the applicable provisions of Applicable Law, including the anti-money laundering requirements, insider trading requirements, net capital requirements and customer protection requirements thereof. The Broker-Dealer is duly registered as a broker-dealer under, and in compliance in all material respects with, the Applicable Laws of all jurisdictions in which it is required to be so registered.

(c)    Sellers have made available to Purchaser prior to the Contract Date correct and complete copies of the Broker-Dealer’s Uniform Application for Broker-Dealer Registration on Form BD filed since January 1, 2009 and through the Contract Date, reflecting all amendments thereto filed with the SEC prior to the Contract Date (“Form BD”) and the Broker-Dealer’s membership agreement with FINRA (the “Membership Agreement”). The Form BD of the Broker-Dealer is in compliance in all material respects with the applicable requirements of the Exchange Act and the Broker-Dealer is operating in compliance with the terms and conditions of its Membership Agreement, subject to any changes or amendments thereto permitted by Applicable Law or otherwise approved by FINRA.

(d)    Neither the Broker-Dealer nor any “associated person” of the Broker-Dealer is subject to a “statutory disqualification” as such terms are defined in the Exchange Act (or its equivalent under any Applicable Law), and there is no investigation pending or, to the Knowledge of Sellers, threatened against the Broker-Dealer, whether formal or informal, that is reasonably likely to result in a statutory disqualification (or its equivalent under any Applicable Law).

(e)    The Broker-Dealer has, where required by Applicable Law, adopted written policies and procedures that, in each case, are reasonably designed to detect and prevent any material violations under Applicable Laws. There has been no material non-compliance by the Broker-Dealer with respect to the foregoing requirements or their own internal procedures and policies related to the foregoing, other than those which would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Companies, taken as a whole.

(f)    The Broker-Dealer has filed all regulatory reports, schedules, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that it was required to file with (i) any applicable domestic or foreign Self-Regulatory Organization and (ii) all other applicable Governmental Authorities, and have paid all fees and assessments due and payable in connection therewith.

(g)    As of the Contract Date, the Broker-Dealer has no agreement, arrangement or understanding with any Governmental Authority to increase its regulatory capital above the amount required to be maintained as of the Contract Date.

Section 3.31    Investment Assets.

(a)    Section 3.31(a) of the Seller Disclosure Letter sets forth a true and complete list of all Investment Assets owned by any of the Transferred Companies as of September 30, 2012 with information included therein as to the statutory carrying value of each such Investment Asset and, if available, the market value thereof as of September 30, 2012. To the Knowledge of Sellers, as of September 30, 2012, none of the Investment Assets owned by any of the Transferred Companies (i) was in arrears or breach or default in the payment of principal or interest or dividends or (ii) was or should have been classified as non-performing, non-accrual, ninety (90) days past due, still accruing and doubtful of collection, in foreclosure or any comparable classification, or was permanently impaired to any extent. None of the Investment Assets is subject to any Liens, other than Permitted Liens. The Investment Assets owned by any of the Transferred Insurance Companies comply in all material respects with its investment policy and were acquired in compliance, in all material respects, with applicable insurance Laws.

(b)    Sellers have made available to Purchaser a true and complete copy of the Investment Guidelines.

(c)    Sellers have made available to Purchaser a true and complete copy of the Hedging Guidelines.

Section 3.32    Books and Records.

(a)    Since January 1, 2010, the Books and Records have been maintained in all material respects in compliance with all Applicable Laws and reasonable business practices.

(b)    Each of the Transferred Companies maintains internal accounting controls that provide reasonable assurance that: (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets; (iii) access to its assets is permitted only in accordance with management’s authorization and (iv) the reporting of its assets is compared with existing assets at regular intervals.

(c)    Since January 1, 2010, none of the Transferred Companies nor any Representative of the Transferred Companies, as applicable, has received or been under a duty to report (including from any Governmental Authority) any non-frivolous written or, to the Knowledge of Sellers, non-frivolous oral complaint, allegation, assertion or claim regarding the accounting, reserving or auditing practices, procedures, methodologies or methods of any of the Transferred Companies or their respective internal accounting controls, including any complaint, allegation, assertion or claim that any Transferred Company has engaged in questionable accounting, reserving or auditing practices.

Section 3.33    Indebtedness. Section 3.33 of the Seller Disclosure Letter sets forth a true and complete list of all outstanding Indebtedness of any of the Transferred Companies as of the Contract Date. None of the Transferred Companies is in default, and no waiver of default is presently in effect, in the payment of any principal or interest on any such Indebtedness and, to the Knowledge of Sellers, no event or condition exists with respect to any Indebtedness of the Transferred Companies that would permit (or that with notice or lapse of time, or both, would permit) one or more Persons to cause any Indebtedness of the Transferred Companies to become due and payable before its stated maturity or before its regularly scheduled date of payment.

Section 3.34    No Additional Representations. Except for the representations and warranties expressly set forth in Article IV, any certificate or instrument delivered hereunder by Purchaser or the XXXXX (redacted defined term) Companies and any Ancillary Agreement, (a) Sellers and Sun Life Financial have not relied on any representation or warranty from Purchaser, the XXXXX (redacted defined term) Companies or any of their respective Affiliates or Representatives in determining to enter into this Agreement and (b) Sellers and Sun Life Financial acknowledge and agree that none of Purchaser, the XXXXX (redacted defined term) Companies or any of their respective Affiliates or Representatives has made any representation or warranty whatsoever, express or implied, with regard to any information Purchaser, the XXXXX (redacted defined term) Companies or any of their respective Affiliates or Representatives made available to Sellers, Sun Life Financial and their respective Affiliates or Representatives (including any estimates, projections and predictions contained therein).

Section 3.35    Seller Disclosure Letter. Disclosure of any fact or item in any section of the Seller Disclosure Letter shall, should the relevance of such fact or item be reasonably apparent on its face to any other section of the Seller Disclosure Letter, be deemed to be disclosed with respect to that other section of the Seller Disclosure Letter whether or not a specific cross-reference appears. Disclosure of any fact or item in any section of the Seller

Disclosure Letter shall not (a) necessarily mean that such item or fact is material to the business or financial condition of the Transferred Companies individually or taken as a whole or (b) affect in any way any rights that any Purchaser Indemnified Party may have under Section 10.1(a)(i).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

AND THE XXXXX (redacted defined term) COMPANIES

Except as expressly set forth in the corresponding sections or subsections of the Purchaser Disclosure Letter, Purchaser (as to itself), XXXXX (redacted defined term) (as to itself), XXXXX (redacted defined term) (as to itself and Purchaser) and XXXXX (redacted defined term) (as to itself) hereby represent and warrant to Sellers as of the Contract Date and as of the Closing Date as follows:

Section 4.1    Organization, Standing and Authority.

(a)    Each of Purchaser and each XXXXX (redacted defined term) Company (i) is a corporation or other organization duly incorporated or organized and validly existing under the Laws of its jurisdiction of incorporation or formation and (ii) has all requisite power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets.

(b)    Each of Purchaser and each XXXXX (redacted defined term) Company is to the extent legally applicable, (i) in good standing under the Laws of its jurisdiction of incorporation or formation and (ii) duly qualified or licensed to do business as a foreign entity in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its properties or assets or the nature of the business conducted by it makes such qualification necessary, in the case of each of the foregoing (i) and (ii), in all material respects.

Section 4.2    Authorization. Each Purchaser and each XXXXX (redacted defined term) Company has all requisite corporate or other power and authority to execute and deliver, and to perform its obligations under, this Agreement, and as of the date on which each Ancillary Agreement to which Purchaser or an Affiliate of Purchaser (as applicable) is contemplated to be a party is to be executed and delivered pursuant to the terms hereof, Purchaser or such applicable Affiliate, as applicable, will have all requisite corporate or other power and authority to execute and deliver, and to perform its obligations under, each of the Ancillary Agreements to be so executed and delivered by it. The execution and delivery by Purchaser and each XXXXX (redacted defined term) Company of this Agreement, and by Purchaser or the applicable Affiliate of Purchaser, as applicable, of the Ancillary Agreements to be so executed by Purchaser or such Affiliate, and the performance by each XXXXX (redacted defined term) Company, Purchaser and such Affiliates of its and their obligations under such agreements, and the performance (following the consummation of the sale of the Shares as contemplated by this Agreement) by the Transferred Companies of their obligations under any of the Ancillary Agreements to which they are a party, have been duly authorized by Purchaser’s and each XXXXX (redacted defined term) Company’s board of directors (or such action was not required under its corporate governance policies) and by all other necessary corporate or other action on the part of each XXXXX (redacted defined term) Company, Purchaser and its applicable Affiliates. This Agreement has been duly executed and delivered by Purchaser and each XXXXX (redacted defined term) Company, and the Ancillary Agreements to be executed by Purchaser or an Affiliate of Purchaser will, on the date such

Ancillary Agreement is to be executed and delivered pursuant to the terms hereof, be duly executed and delivered by Purchaser or such Affiliate, and, subject to the due authorization, execution and delivery by the other parties to such agreements, this Agreement is, and the Ancillary Agreements executed by Purchaser or its applicable Affiliate will be, legal, valid and binding obligations of the XXXXX (redacted defined term) Companies, Purchaser or such Affiliate, as applicable, enforceable against the XXXXX (redacted defined term) Companies, Purchaser or such Affiliate in accordance with their respective terms, subject to the Enforceability Exceptions. Notwithstanding the foregoing, the obligation of each XXXXX (redacted defined term) Company, Purchaser or any of its Affiliates to execute any Ancillary Agreement shall be subject to the fulfillment or waiver of the terms and conditions of this Agreement.

Section 4.3    Governmental Orders; Actions and Proceedings.

(a)    As of the Contract Date, there are no outstanding Governmental Orders applicable to Purchaser or any of the XXXXX (redacted defined term) Companies or any of its or their respective properties or assets that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)    As of the Contract Date, there are no Actions pending or, to the Knowledge of Purchaser, threatened against Purchaser, the XXXXX (redacted defined term) Companies or any of their properties or assets that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4    No Conflict or Violation. Provided that all consents, approvals, authorizations and other actions set forth in Section 4.4(a) and Section 4.4(b) of the Purchaser Disclosure Letter have been obtained or taken, the execution, delivery and performance by Purchaser or the XXXXX (redacted defined term) Companies of this Agreement and the Ancillary Agreements to which Purchaser may become a party, and the consummation of the transactions contemplated hereby and thereby in accordance with the respective terms and conditions hereof and thereof will not:

(a)    violate or conflict with any provision of the certificate of incorporation, bylaws or other organizational documents of Purchaser or the XXXXX (redacted defined term) Companies or any effective resolution of any of their respective directors or shareholders;

(b)    violate, conflict with or result in the breach of any of the terms of, give any contracting party other than Purchaser or the XXXXX (redacted defined term) Companies the right to terminate, or constitute (or with notice or lapse of time or both, constitute) a default under, any Contract to which Purchaser or the XXXXX (redacted defined term) Companies is a party or by which any of their respective properties or assets is subject or bound; or

(c)    violate or conflict with any Applicable Law affecting Purchaser or the XXXXX (redacted defined term) Companies or by which Purchaser or the XXXXX (redacted defined term) Companies or their respective properties or assets is subject or bound;

except in the case of subsections (b) and (c) of this Section 4.4, for such violations, conflicts, terminations, breaches or defaults that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.5    Governmental and Third Party Approvals. Except for the approvals, filings and notifications of or with (a) Governmental Authorities that (i) are set forth in Section 4.5(a) of the Purchaser Disclosure Letter or (ii) the failure of which to be obtained, made or given, as the case may be, would not, individually or in the aggregate, have a Purchaser Material Adverse Effect and (b) third parties (other than Governmental Authorities) that are set forth in Section 4.5(b) of the Purchaser Disclosure Letter, the execution, delivery and performance by Purchaser and each XXXXX (redacted defined term) Company of this Agreement, and by Purchaser or the applicable Affiliate of Purchaser of any Ancillary Agreement, and the performance and consummation of the transactions contemplated hereby and thereby in accordance with the respective terms hereof and thereof, do not and will not (i) require any Governmental Approval to be obtained or made by the XXXXX (redacted defined term) Companies, Purchaser or its applicable Affiliates or (ii) require any Third Party Approval to be obtained or made by the XXXXX (redacted defined term) Companies, Purchaser or its applicable Affiliates. As of the Contract Date, there is no (i) formal investigation or formal inquiry pending by a Governmental Authority responsible for the regulation of insurance companies with respect to the XXXXX (redacted defined term) Companies, Purchaser or any of its Affiliates or (ii) Governmental Order imposed by any such Governmental Authority on the XXXXX (redacted defined term) Companies, Purchaser or any of its Affiliates that, in either case, would reasonably be expected to prevent the XXXXX (redacted defined term) Companies or Purchaser from obtaining the Governmental Approvals listed in Section 4.5(a) of the Purchaser Disclosure Letter.

Section 4.6    Sufficient Funds.

(a)    As of the Contract Date, Purchaser has been funded with one hundred thirty-five million dollars ($135,000,000) in cash and marketable securities (the “Initial Funding”).

(b)    At the Closing, subject to Section 5.35(b), Purchaser shall have sufficient funds to pay the Closing Date Purchase Price.

Section 4.7    No Additional Representations. Except for the representations and warranties expressly set forth in Article III, any certificate or instrument delivered hereunder by Sellers or Sun Life Financial and any Ancillary Agreement, (a) Purchaser and the XXXXX (redacted defined term) Companies have not relied on any representation or warranty from Sellers, Sun Life Financial or any of their respective Affiliates or Representatives in determining to enter into this Agreement and (b) Purchaser and the XXXXX (redacted defined term) Companies acknowledge and agree that none of Sellers, Sun Life Financial or any of their respective Affiliates or Representatives has made any representation or warranty whatsoever, express or implied, including any implied warranty of merchantability or suitability, as to the Transferred Companies, the Business (or the value or future thereof) or the accuracy or completeness of any information regarding any of the foregoing that Sellers, Sun Life Financial or any other Person furnished or made available to Purchaser, the XXXXX (redacted defined term) Companies and their respective Affiliates or Representatives (including any estimates, projections and predictions contained therein).

Section 4.8    Purchase For Investment; Investment Company. Purchaser is purchasing the Shares and Purchaser is, X`XXXX, (portion has been redacted due to commercially sensitive information) purchasing the Surplus Notes for investment for its or their own account and not with a view to, or for sale in connection with, any distribution thereof. Purchaser acknowledges that the

Shares, and Purchaser acknowledges, XXXXX (redacted commercially sensitive information) that the Surplus Notes, have not been registered under the Securities Act, or any state securities Laws, and acknowledge, as applicable, that the Shares XXXXX (redacted commercially sensitive information) and the Surplus Notes XXXXX (redacted commercially sensitive information) may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable. Neither Purchaser nor any of the XXXXX (redacted defined term) Companies is an investment company subject to registration and regulation under the Investment Company Act.

Section 4.9    Brokers and Finders. No broker, finder or financial adviser has acted directly or indirectly as such for, or is entitled to any compensation from, Purchaser or its Affiliates in connection with this Agreement or the transactions contemplated hereby, except Barclays Capital Inc. and Guggenheim Securities, LLC, whose fees for services rendered in connection herewith will be paid by Purchaser.

ARTICLE V

COVENANTS

Section 5.1    Conduct of Business.

(a)    From the Contract Date through the Closing, except (i) as set forth in Section 5.1(a) of the Seller Disclosure Letter, (ii) as required to effect, or as reasonably required in furtherance of, the Restructuring Transactions in accordance with Schedule 1.1(eeeee) or as required by, and in accordance with the terms of, this Agreement or (iii) to the extent consented to by Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (A) Sellers shall cause the Transferred Companies (except with respect to the Excluded SLNY Business, the Excluded Assets or the Excluded Contracts) and the Business to operate in the Ordinary Course of Business, and shall use commercially reasonable efforts to preserve intact their respective business organizations, the business of the Transferred Companies, their Permits in full force and effect and the relationships of the Business with Governmental Authorities, employees (after giving effect to the actions contemplated in clause (xxi) of this Section 5.1), policyholders, beneficiaries, reinsurers, customers, suppliers, vendors, service providers and others having material business relationships with the Business or the Transferred Companies and (B) Sellers shall cause the Transferred Companies (except with respect to the Excluded SLNY Business, the Excluded Assets or the Excluded Contracts) not to do any of the following:

(i)    (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, the outstanding capital stock of or other voting or equity interests in any Transferred Company or other securities of any of the Transferred Companies, (B) split, combine or reclassify any of the outstanding capital stock of or other voting or equity interests in, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of, the outstanding capital stock of or other voting or equity interests in any Transferred Company or (C) purchase, redeem (or establish a sinking fund with respect to redemption) or otherwise acquire any shares of outstanding capital stock of or other voting or equity interests in any Transferred Company or other securities of any of the Transferred Companies, or any options, calls, puts, warrants or rights to acquire any such shares or securities; provided, however, that nothing herein shall restrict the ability of Sellers or the Transferred Companies to make scheduled interest payments in respect of the Surplus Notes, subject to the prior receipt of any required Governmental Approvals therefor, and upon two (2) Business Days’ prior written notice thereof to Purchaser;

(ii)    transfer, issue, sell, pledge, encumber or dispose of, or authorize the transfer, issuance, sale, pledge, encumbrance or disposition of, any shares of capital stock of or other voting or equity interests in any Transferred Company or grant options, calls, puts, warrants or other rights to purchase or otherwise acquire any shares of capital stock of or other voting or equity interests in any Transferred Company;

(iii)    amend (whether by merger, consolidation or otherwise) the organizational documents of any Transferred Company;

(iv)    make any changes in any material respect in the methods, policies, practices or principles of any of the Transferred Companies in effect on the Contract Date with respect to actuarial, underwriting, claims administration, pricing, risk management, reserving or accounting or adopt any new actuarial, underwriting, claims administration, pricing, risk management, reserving or accounting methods, policies, practices or principles, except in each case, (A) to the extent required by Applicable Accounting Principles or (B) with respect to changes made in the Ordinary Course of Business, solely with respect to the Excluded SLNY Business;

(v)    amend, modify or change or waive any requirement under, the Investment Guidelines or the Hedging Guidelines;

(vi)    acquire, transfer, sell, lease, exchange, pledge, encumber or dispose of any Investment Assets, other than in accordance with the Investment Guidelines;

(vii)    enter into any hedging transactions, other than in accordance with the Hedging Guidelines;

(viii)    cause any of the Transferred Insurance Companies to seek approval from the applicable Department of Insurance for the use of any accounting practices in connection with the Statutory Statements that depart from the accounting practices prescribed or permitted by applicable insurance Laws of such respective domiciliary jurisdiction;

(ix)    conduct any material revaluation of any asset, including any write-off of reinsurance recoverables, other than in the Ordinary Course of Business, or except to the extent required by Applicable Laws or Applicable Accounting Principles;

(x)    subject to clauses (vi) and (xi) of this Section 5.1(a), (A) acquire, transfer, issue, sell, lease, exchange, pledge, encumber or dispose of any assets that are, individually or in the aggregate, material to the Transferred Companies, other than (I)

treasury and cash management functions conducted in the Ordinary Course of Business or (II) transactions in Investment Assets in the Ordinary Course of Business in accordance with the Investment Guidelines, or (B) acquire any owned real property;

(xi)    make any capital expenditure for which the aggregate consideration paid or payable in any individual transaction is in excess of one million dollars ($1,000,000) or in excess of two million five hundred thousand dollars ($2,500,000) in the aggregate;

(xii)    issue any debt securities or incur any Indebtedness or assume, grant, guarantee or endorse, or otherwise become responsible for the Liabilities of another Person or make any loans, advances or capital contribution to, or investments in, any other Person, other than (A) purchases of Investment Assets in the Ordinary Course of Business and in accordance with the Investment Guidelines or (B) policy loans under Insurance Contracts in the Ordinary Course of Business;

(xiii)    (A) enter into any reinsurance, retrocession or other similar Contract, whether as reinsurer or reinsured, (B) amend (in any material respect), assign, renew or extend or terminate any existing reinsurance, retrocession or similar Contract or (C) waive, release or assign any material rights or claims under any existing reinsurance, retrocession or similar Contract;

(xiv)    acquire any corporation, partnership, joint venture, association or other business organization or division thereof, or substantially all of the assets of any of the foregoing, in each case, other than the purchase or sale of Investment Assets in the Ordinary Course of Business in accordance with the Investment Guidelines;

(xv)    settle, compromise or release any Action or Governmental Order (except with respect to (A) claims under Insurance Contracts within applicable policy limits or (B) claims in respect of Excluded Environmental Liabilities, Excluded Escheat Liabilities or Excluded Litigation Liabilities which do not have the effect described in Section 10.2(c)(i) or Section 10.2(c)(ii) as if the Transferred Company were substituted for an Indemnified Party therein), unless such settlement, compromise or release contemplates only the payment of money without ongoing limits on the conduct or operation of the Business, which payments of money shall not be in excess of one million dollars ($1,000,000) individually or two million five hundred thousand dollars ($2,500,000) in the aggregate;

(xvi)    abandon, modify, waive or terminate any material Permit;

(xvii)    waive any material claims or rights of, or cancel any debts to, any of the Transferred Companies;

(xviii)    subject to clause (xv) of this Section 5.1(a), pay, discharge, compromise or satisfy any material Liabilities, other than the payment, discharge, compromise or satisfaction of Liabilities in the Ordinary Course of Business;

(xix)    (A) renew or extend (other than pursuant to its current terms and in the Ordinary Course of Business after prior consultation with Purchaser), amend, assign, or terminate any existing Material Contract or Real Property Lease, (B) enter into any Contract that would be a Material Contract or Real Property Lease if in effect on the Contract Date or (C) waive, release or assign any material rights or claims under any existing Material Contract or Real Property Lease;

(xx)    abandon, dispose of, or permit to lapse any Owned Registered IP, or disclose any Trade Secret or other confidential information, in each case, other than in the Ordinary Course of Business;

(xxi)    (A) institute any new, or increase or accelerate the vesting or payment of any, amounts or benefits under any Business Employee Plan, other than (I) as required by the terms of any such Business Employee Plan in effect on the Contract Date or Applicable Law, (II) such actions that do not affect any Business Employees or (III) such actions in the Ordinary Course of Business that apply to substantially all similarly situated employees of Sellers and their Affiliates; or (B) increase the base salary, incentive compensation or benefits of any Business Employee, other than (I) changes made pursuant to contractual commitments in effect on the Contract Date, which contractual commitments are set forth in Section 5.1(a)(xxi) of the Seller Disclosure Letter, (II) ordinary course merit increases to be effective in March 2013, (III) ordinary course annual incentive plan awards to be paid in March 2013 and (IV) ordinary course long term incentive plan awards to be made in February 2013;

(xxii)    enter into or amend any Intercompany Agreement;

(xxiii)    (A) make, revoke or amend any Tax election, (B) file any amended Tax Return or claim for refund, (C) enter into any closing agreement, or settlement or compromise of any Tax Liability or refund, that in each case would or would reasonably be expected to affect any Tax Liability of the Transferred Companies for any Post-Closing Tax Period, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any Tax or (E) change any method of Tax accounting, except, in each case, as required by Applicable Law or in the Ordinary Course of Business;

(xxiv)    make any filings with any Governmental Authority relating to (A) the withdrawal or surrender of any material Permit held by any of the Transferred Companies, (B) the withdrawal by any of the Transferred Companies from any lines or kinds of business or (C) the entering into by any of the Transferred Companies of any new lines or kinds of business; provided that this Section 5.1(a)(xxiv) shall not prevent any Transferred Company from responding to inquiries from Governmental Authorities; or

(xxv)    agree or commit to do or make any public announcement with respect to any of the foregoing.

(b)    From the Contract Date through the Closing, except (i) as set forth in Section 5.1(b) of the Seller Disclosure Letter, (ii) as required to effect or as reasonably required in furtherance of, the Restructuring Transactions in accordance with Schedule 1.1(eeeee) or as required by, and in accordance with the terms of, this Agreement or (iii) to the extent consented to by Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (A) Sellers shall, and shall cause their applicable Affiliates (other than the Transferred Companies) and Representatives, in each case to the extent acting for or on behalf of or in the name of the Transferred Companies or otherwise in connection with the operation of the Business, to conduct their business in the Ordinary Course of Business, and use commercially reasonable efforts to preserve intact their respective business organizations and the operation of their business to the extent related to the Business, Assigned Contracts and the Transferred Assets and the relationships and goodwill of the Business with Governmental Authorities, employees, policyholders, beneficiaries, ceding companies, reinsurers, customers, suppliers, vendors, service providers and others having material business relationships with the Business or the Transferred Companies and (B) Sellers shall not, and shall cause their applicable Affiliates (other than the Transferred Companies) not to, do any of the following:

(i)    make any capital contributions to any of the Transferred Companies, except, after prior consultation with Purchaser, as required to satisfy any minimum capital requirement necessary to maintain any credit rating held by any of the Transferred Insurance Companies as of the Contract Date; provided that after prior consultation with Purchaser, Sellers shall be permitted to make capital contributions to SLUS or SLNY to bring such company’s total adjusted capital to 350% of Company Action Level NAIC risk-based capital if such company’s total adjusted capital is less than such percentage as of the Closing Date;

(ii)    cease providing any material services to the Transferred Companies that are provided to the Transferred Companies as of the Contract Date or change in any material respect of the terms upon or manner in which such services are provided;

(iii)    amend (in any material respect), assign, renew or extend or terminate any Assigned Contract or enter into any new Contract that would constitute an Assigned Contract;

(iv)    (A) terminate employment of any Business Employee, other than for cause in consultation with Purchaser or due to the death or disability of any Business Employee or (B) promote, demote, hire or materially alter the duties of any individuals who is not on the Contract Date a Business Employee (such that the individual would be added to the list of Business Employees provided pursuant to Section 5.14(a)(i)) or transfer any Business Employee or (C) change the title or materially alter the duties of any Business Employee;

(v)    adopt, enter into, amend or terminate any Collective Bargaining Agreement;

(vi)    (A) institute any new, or increase or accelerate the vesting or payment of any amounts or benefits under any, Business Employee Plan, other than (I) as required by the terms of any such Business Employee Plan in effect on the Contract Date or Applicable Law, (II) such actions that do not affect any Business Employees or (III) such actions in the Ordinary Course of Business that apply to substantially all similarly situated employees of Sellers and their Affiliates; or (B) increase the base salary, incentive compensation or benefits of any Business Employee, other than (I) changes made pursuant to contractual commitments in effect on the Contract Date, which contractual commitments are set forth in Section 5.1(b)(vi) of the Seller Disclosure Letter, (II) ordinary course merit increases to be effective in March 2013, (III) ordinary course annual incentive plan awards to be paid in March 2013, and (IV) ordinary course long term incentive plan awards to be made in February 2013 or breach any term or condition of employment of any Business Employee;

(vii)    (A) sell, dispose of, or transfer any Transferred Asset or any shares of capital stock or other securities of any of the Transferred Companies or (B) permit or allow any Transferred Assets or any shares of capital stock or other securities of any of the Transferred Companies to become subject to any Lien (other than in the case of a Transferred Asset, a Permitted Lien);

(viii)    (A) make, revoke or amend any Tax election of or with respect to any of the Transferred Companies, or with respect to the Business or any of the Transferred Assets, (B) file any amended Tax Return or claim for refund of or with respect to any of the Transferred Companies, or with respect to the Business or any of the Transferred Assets, (C) enter into any closing agreement, or settlement or compromise of any Tax Liability or refund, that in each case would or would reasonably be expected to affect any Tax Liability of the Transferred Companies, or with respect to the Business or any of the Transferred Assets, for any Post-Closing Tax Period, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any Tax of or with respect to any of the Transferred Companies, or with respect to the Business or any of the Transferred Assets or (E) change any method of Tax accounting of or with respect to any of the Transferred Companies, or with respect to the Business or any of the Transferred Assets, except, in each case, as required by Applicable Law or in the Ordinary Course of Business; or

(ix)    agree or commit to do or make any public announcement with respect to any of the foregoing.

(c)    Notwithstanding anything to the contrary in Section 5.1(a) and Section 5.1(b), from the Contract Date through the Closing, in no event shall the Transferred Companies (other than, in the case of SLNY, with respect to the SLNY Excluded Business) be permitted to purchase, fund or commit to fund any commercial mortgage loans or private placement securities during the period from and after the Contract Date through the Closing (it being understood that the foregoing shall not require the Transferred Companies to dispose of any commercial mortgage loans or private placement securities held by any of them as of the Business Day prior to the Contract Date or fail to fund any express contractual commitments existing as of the Business Day prior to the Contract Date).

(d)    During the period from the Contract Date through the Closing, Sellers shall consult in good faith with Guggenheim Partners Asset Management, LLC regarding investment management decisions by the Transferred Companies (other than, in the case of SLNY, with respect to the SLNY Excluded Business) with respect to any investment in excess of five million dollars ($5,000,000). For the avoidance of doubt, subject to the foregoing subsections (a), (b) and (c) of this Section 5.1, the Transferred Companies shall maintain control over their respective investment management decisions.

Section 5.2    Access.

(a)    During the period between the Contract Date and the Closing Date, Sellers shall, and shall cause their Affiliates to, (i) give Purchaser and its authorized Representatives, upon Purchaser’s reasonable request and its own expense, access to all Books and Records and employees, officers and other facilities and properties to the extent relating to the Transferred Companies, the Business, the Transferred Assets and the Assigned Contracts; provided that any such access shall be conducted in accordance with Applicable Law, at reasonable times during normal business hours and without unreasonably interfering with the normal operation of the Business and (ii) furnish to Purchaser and its Representatives such additional financial and operating data and other information regarding or relating to the Transferred Companies, the Business, the Transferred Assets and the Assigned Contracts as Purchaser may reasonably request; provided, however, in each case, that Sellers may withhold access to any Excluded Books and Records referred to in clause (iii) in the definition thereof. Within ten (10) Business Days following the Contract Date, Sellers shall deliver to Purchaser true and complete copies of the documents referenced on Section 3.11(b) of the Seller Disclosure Letter under the heading “VA Hedge System Review December 2011 Project Hunter Data Site Folder 1.16.8.28.”

(b)    Anything to the contrary in Section 5.2(a) notwithstanding, Sellers may withhold any document (or portions thereof) or information (i) that is subject to the terms of a non-disclosure agreement with a third party in effect on the Contract Date, (ii) that constitutes privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s counsel, constitutes a waiver of any such privilege or (iii) if the provision of access to such document (or portion thereof) or information, as determined by Sellers’ counsel, would reasonably be expected to conflict with Applicable Laws; provided, however, that in order to facilitate access to such information the parties shall or shall cause their Affiliates to, as applicable, (A) enter into a customary joint defense agreement or common interest agreement with the requesting party or one or more of its Affiliates with respect to any information requested to be provided, and/or (B) provide notification to the requesting party setting forth in reasonable detail, consistent with applicable contractual or confidentiality restrictions, the circumstances giving rise to any such contractual or confidentiality restrictions and use commercially reasonable efforts to seek to permit disclosure of such information, to the extent possible, in a manner consistent with such obligation or the preservation of the confidentiality of such information, including, as appropriate, seeking the consent of any third party to the disclosure thereof.

(c)    From and after the Closing, each of the parties shall, and shall cause their respective Affiliates to, furnish to the other party and its authorized Representatives, upon the requesting party’s reasonable request and at its own expense, such access to its employees and such reasonable assistance as is reasonably required in connection with accounting, actuarial, litigation, securities disclosure, governmental or regulatory inquiry, investigation, filing, submission or request for documents or information, or other similar purpose (other than for purposes relating to claims between Sellers and Purchaser or any of their respective Affiliates under this Agreement or any Ancillary Agreement); provided that any such access shall be conducted in accordance with Applicable Law, at reasonable times during normal business hours and without unreasonably interfering with the normal operation of the business of the Person granting access; and provided, further, that nothing in this Section 5.2(c) shall require any employee to be deposed in connection with any Action or to submit testimony to any Governmental Authority; and provided, further, that access to Books and Records shall be governed exclusively by Section 5.3.

Section 5.3    Transfer and Maintenance of Books and Records.

(a)    Before the earlier of (i) sixty (60) days from the Contract Date and (ii) five (5) Business Days prior to the Closing Date, Sellers and Purchaser shall work together in good faith and shall use their reasonable best efforts to develop and implement a plan that will result in the delivery or transfer, subject to compliance with Applicable Law, of the Books and Records, other than the Excluded Books and Records, to Purchaser (to the extent such Books and Records are not in the possession of any of the Transferred Companies as of the Closing) at the Closing (or at such later time as the parties may agree in writing) in a manner consistent with the principles, procedures and guidelines set forth in Section 5.3(a) of the Seller Disclosure Letter (the “Books and Records Plan”). The Books and Records Plan shall provide that, to the extent any Books and Records contain material that does not pertain or relate to the Business, such material may be redacted from the Books and Records and such redacted material shall not constitute “Books and Records” for purposes of this Agreement. The Books and Records Plan shall also address the treatment of the Excluded Books and Records. From the Contract Date until the Closing or such later time as the applicable Books and Records are transferred and delivered to Purchaser in accordance with the Books and Records Plan, Sellers shall, and shall cause their Affiliates to, maintain such Books and Records in accordance with Applicable Law and in substantially the same manner and with the same care that Books and Records have been maintained prior to the Contract Date.

(b)    Following the Closing Date, each of the parties (i) shall, and shall cause its respective Affiliates to, preserve, until the latest of (A) the sixth anniversary of the Closing Date, (B) such date as may be required by such party’s standard document retention policies and (C) such date as may be required by Applicable Law, all pre-Closing Date records related to the Business possessed or permitted to be possessed by such Person (including in the case of Sellers, the Excluded Books and Records). During such period, upon any written request meeting the requirements of the penultimate sentence of this Section 5.3(b) from a party or its Representatives, the party in possession or control of such records (including, in the case of Sellers, the Excluded Books and Records) shall (i) provide to the requesting party or its Representatives reasonable access to such records (including, in the case of Sellers, the Excluded Books and Records) during normal business hours; provided that such access shall not unreasonably interfere with the conduct of the business of the party in possession or control of such records and (ii) permit the requesting party or its Representatives to make copies of such records; in each case, at no cost to the requesting party or its Representatives (other than for reasonable out-of-pocket expenses). Nothing herein shall require either party to disclose: (A) any information to the other if such disclosure would jeopardize any attorney-client privilege, the work product immunity or any other legal privilege or similar doctrine or contravene any Applicable Law (it being understood that the disclosing party shall, and shall cause its Affiliates to, use reasonable best efforts to enable such information to be furnished or made available to the requesting party or its Representatives without so jeopardizing privilege or contravening such Applicable Law, including by entering into a customary joint defense agreement or common interest agreement with the requesting party); or (B) such party’s Tax records; except, in the case of Tax records, or portions thereof, that pertain solely to the Transferred Companies or the Business or the ownership of the Transferred Assets, to the extent access to such information is reasonably required by the requesting party or its Representatives for the purpose of complying with Applicable Law, or any inquiry, investigation or request for documents or information by, or filing or submission with, any Governmental Authority. Subject to the preceding sentence, such records may only be requested under this Section 5.3(b) (including, in the case of Purchaser, in respect of the Excluded Books and Records) to the extent reasonably required in connection with (i) the performance by a party or its Affiliates of their obligations under this Agreement and the Ancillary Agreements or (ii) accounting, actuarial, litigation, federal securities disclosure, governmental or regulatory inquiry, investigation, filing, submission or request for documents or information, or other similar purpose (other than for purposes relating to claims between Sellers and Purchaser or any of their respective Affiliates under this Agreement or any Ancillary Agreement). Notwithstanding the foregoing, any and all such records may be destroyed by a party if such destroying party sends to the other party hereto written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the sixtieth (60th) day following such notice unless the other party notifies the destroying party that such other party desires to obtain possession of such records, in which event the destroying party shall transfer the records to such requesting party and such requesting party shall pay all reasonable expenses of the destroying party in connection therewith.

Section 5.4    Confidentiality.

(a)    Except to the extent necessary for the parties to perform their respective obligations hereunder, from the Contract Date until the Closing Date, the terms of the Confidentiality Agreement shall govern Purchaser’s and its Representatives’ obligations with respect to all confidential information with respect to the Business, Sellers, the Transferred Companies and their respective Affiliates, which has been provided or made available to them at any time, including during the period between the Contract Date and the Closing Date; and the terms of the Confidentiality Agreement are incorporated herein by reference. Subject to the preceding sentence, the Confidentiality Agreement shall continue in full force and effect until the Closing, at which time it shall automatically terminate.

(b)    From and after the Closing: (i) Sellers shall, and shall cause their respective Affiliates and Representatives to, maintain in confidence any written, oral or other information to the extent relating to the Business or the Transferred Companies or to the extent related to or obtained from Purchaser or its Affiliates (in each case other than information relating to the Excluded SLNY Business, Medium-Term Note Program or any Excluded Asset or Excluded Liability), including any such information contained in the Purchaser Disclosure Letter or the Seller Disclosure Letter; and (ii) Purchaser shall, and shall cause its Affiliates and Representatives to, maintain in confidence any written, oral or other information to the extent relating to or obtained from Sellers or their respective Affiliates (in each case other than information to the extent relating to the Business or the Transferred Companies), including any such information contained in the Seller Disclosure Letter, except, in each case, to the extent that the applicable party is required to disclose such information by judicial or administrative process or pursuant to Applicable Law or such information can be shown to have been in the public domain through no fault of the applicable party; provided that to the extent permitted by Applicable Law, Governmental Order or Governmental Authority the disclosing party (A) gives prior notice of such required disclosure to the other party as soon as practicable, (B) cooperates with the other party, at such other party’s sole expense, to preserve the confidentiality of such information consistent with the requirements of such Applicable Law, Governmental Order or Governmental Authority and (C) uses reasonable best efforts to limit any such disclosure to the minimum disclosure necessary or required to comply with such Applicable Law, Governmental Order or Governmental Authority. Each of the parties hereto shall instruct its Affiliates and Representatives having access to such information of such obligation of confidentiality.

Section 5.5    Consents and Reasonable Efforts.

(a)    Subject to the terms and conditions of this Agreement, each of Purchaser, the XXXXX (redacted defined term) Companies, Sellers and Sun Life Financial shall, and shall cause their respective Affiliates XXXXX (redacted commercially sensitive information) to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all requirements with respect to the transactions contemplated by this Agreement and the Ancillary Agreements and, subject to the conditions set forth in Article VII and Article VIII, to consummate the transactions contemplated by this Agreement and the Ancillary Agreements and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Authority and any other third party which is required to be obtained by Purchaser, the XXXXX (redacted defined term) Companies, Sun Life Financial or any of Sellers or any of their respective Affiliates in connection with the transactions contemplated by this Agreement, it being understood and agreed that “reasonable best efforts” shall be deemed to include (A) Sellers, Sun Life Financial, Purchaser and the XXXXX (redacted defined term) Companies complying, and causing their respective Affiliates to comply, with any requirements of Applicable Law or of any Governmental Authority that may arise or be imposed in connection with the approval of the transactions contemplated hereby, subject, in the case of Purchaser or any of the XXXXX (redacted defined term) Companies, to Section 5.5(h) hereof, and (B) Purchaser or any of the XXXXX (redacted defined term) Companies agreeing (or permitting SLUS to agree) to a limitation that is within the scope of the proviso contained in the second sentence of Section 5.5(h).

(b)    Without limiting the generality of the other provisions of this Section 5.5, Purchaser shall XXXXX (portion has been redacted due to commercially sensitive information) promptly file “Form A’s” with the applicable Governmental Authorities set forth in Section 3.7(a) of the Seller Disclosure Letter within thirty (30) days from the Contract Date, and Purchaser, Sun Life Financial and Sellers and their respective applicable Affiliates shall XXXXX (portion has been redacted due to commercially sensitive information) within thirty (30) days from the Contract Date make all other filings, notices, consents or approvals with or of any Governmental Authority in connection with the transactions contemplated by this Agreement and promptly file any additional information requested by any Governmental Authority as soon as practicable after receipt of a request therefor. Each of the parties agrees promptly to provide, or cause to be provided, all information that may be reasonably requested by any Governmental Authority relating to it or its Affiliates or its or their structure, businesses, operations, assets, liabilities or financial condition or any of its or their directors, officers, partners, members or shareholders.

(c)    The parties agree that they will consult with each other with respect to the obtaining of all consents or approvals of Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other reasonably apprised of the status of matters relating to such consents or approvals. The parties shall have the right to review in advance, and to the extent practicable, and subject to any restrictions under Applicable Law, each will consult the other on, any material filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement; provided, however, in no event will any party be required to disclose to any other party any Trade Secrets or personally identifiable information or personal financial statements in respect of a party or its Affiliates. The parties shall promptly furnish to each other copies of all such filings and written materials after their filing or submission, in each case subject to Applicable Laws; provided, however, in no event will any party be required to disclose any Trade Secrets or personally identifiable information or personal financial information in respect of a party or its Affiliates.

(d)    The parties shall, upon request, furnish each other with all information concerning themselves, their respective Affiliates, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of any statement, filing, notice or application made by or on their behalf to any Governmental Authority in connection with the transactions contemplated by this Agreement; provided, however, that in no event will any party be required to disclose to any other party any Trade Secrets or personally identifiable information or personal financial information in respect of a party or its Affiliates.

(e)    Subject to Applicable Law, the parties shall promptly advise each other upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement, including promptly furnishing each other copies of any written or electronic communications, and shall promptly advise each other when any such communication causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such approval will be materially delayed or materially conditioned.

(f)    Each of Sellers and Sun Life Financial, on the one hand, and Purchaser and each of the XXXXX (redacted defined term) Companies, on the other hand, shall use reasonable best efforts to ensure that Representatives of the other have the right to attend or participate in any hearing, proceeding, meeting, conference or similar event before or with a Governmental Authority (excluding any such event or portion thereof relating to matters that are confidential under Applicable Law) to the extent relating specifically to any Governmental Approvals required for the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, unless such Governmental Authority does not consent to such party’s attendance or participation.

(g)    From the Contract Date to the Closing, upon the request of Purchaser, Sellers shall, and shall cause the Transferred Insurance Companies to, provide reasonable cooperation and assistance to Purchaser and its counsel, at Purchaser’s sole cost and expense, in the preparation of, and, at the direction of Purchaser, the submitting or making of governmental or regulatory filings as may be requested by Purchaser in connection with actions proposed to be taken or agreements proposed to be entered into by the Transferred Insurance Companies on the Closing Date that relate to customary affiliate transactions with respect to tax sharing or tax allocation, investment management or services agreements (the “Accommodation Filings”); provided that Sellers shall not, and shall not be required to cause the Transferred Insurance Companies to, submit or make any Accommodation Filings if Sellers reasonably determine (after prior consultation with Purchaser) that submitting or making such Accommodation Filing would reasonably be expected to cause the Closing to be prohibited, materially impaired or materially delayed, subject to Purchaser’s right to promptly amend or supplement such Accommodation Filing so that in Sellers’ reasonable determination such Accommodation Filing no longer would reasonably be expected to cause the Closing to be prohibited, materially impaired or materially delayed; provided, further, that the effectiveness of all such Accommodation Filings and the actions and agreements contemplated thereby shall be conditioned on the consummation of the Closing; and provided, further, that in the event Sellers reasonably determine based on formal communication received from a Governmental Authority that any Accommodation Filing would be reasonably likely to cause to be prohibited or materially impair or materially delay the satisfaction of any of the conditions set forth in Article VII, following prior consultation with Purchaser and subject to Purchaser’s right to promptly amend or supplement the Accommodation Filings to address any issue that was raised by such Governmental Authority, Sellers may withdraw or cause to be withdrawn any such Accommodation Filing. The parties shall, and shall cause their respective Affiliates to, promptly provide to the other party copies of any written responses to such Accommodation Filings and reasonable cooperation and assistance to the other party regarding any information or document requests from any Governmental Authority in regard to such filings.

(h)    Notwithstanding anything herein to the contrary, none of Purchaser or any of the XXXXX (redacted defined term) Companies shall be obligated to take or refrain from taking or to agree to it, its Affiliates or any of the Transferred Companies or any of their respective Representatives taking or refraining from taking any action (including any amendment, waiver or termination of any agreement, including this Agreement or any Ancillary Agreement) or to permit or suffer to exist any restriction, condition, limitation or requirement which, individually or together with all other such actions, restrictions, conditions, limitations or requirements, would or would reasonably be expected to result in a Burdensome Condition being imposed by a Governmental Authority. XXXXX (portion has been redacted due to commercially sensitive information, continues on to next page)

XXXXXXXX. (continued redaction from previous page) Without the prior written consent of Purchaser, Sellers shall not, and shall cause their respective Affiliates, the Transferred Companies and their respective Representatives not to, take or refrain from or to agree to the taking or refraining from any action (including any amendment, waiver or termination of any agreement, including this Agreement or any Ancillary Agreement) or to permit or suffer to exist any restriction, condition, limitation or requirement that would or would reasonably be expected to result, individually or in the aggregate, in a Burdensome Condition being imposed by a Governmental Authority.

(i)    Within ten (10) Business Days following the Contract Date, Sellers agree that (i) BarbCo 3 shall obtain such corporate or other approvals (including any shareholder or board committee approval), necessary to consummate the transactions contemplated by this Agreement, including the transfer of the BarbCo 3 Shares, and (ii) any corporate or other approvals (including any shareholder approval) necessary or appropriate for the execution and delivery of any of the Ancillary Agreements and the consummation of the transactions contemplated thereby by any Affiliates of any of Sellers shall be obtained.

Section 5.6    Third Party Approvals.

(a)    Sellers and Purchaser shall, and shall cause their respective Affiliates to, cooperate and use reasonable best efforts to obtain, as promptly as possible but in no event later than the Closing, the Third Party Approvals that may be or may become reasonably necessary, proper or advisable to be made or obtained (as applicable) by Sellers, Purchaser or their respective Affiliates to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements; provided that except as otherwise set forth in Exhibit A to the Transition Services Agreement as of the Contract Date, the costs and expenses payable to third parties in connection with the procurement of the Third Party Approvals shall be borne equally by Sellers, on the one hand, and Purchaser, on the other hand; and provided, further, with respect to the consents, approvals or agreements required to provide the services under the Transition Services Agreement or the Purchaser Transition Services Agreement, to the extent that any Person refuses to provide the consent, approval or agreement to the provision of the applicable service under the Transition Services Agreement, Sellers and Purchaser shall use their reasonable best efforts to agree upon a commercially reasonable alternative arrangement. Notwithstanding the foregoing, the failure to obtain any Third Party Approval shall not (A) constitute a failure to satisfy any condition set forth in Article VII or Article VIII or

(B) otherwise relieve any Person from its obligation to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(b)    In the event and to the extent that Sellers and Purchaser are unable to obtain any Third Party Approval required for the assignment of any Assigned Contract, any Real Property Lease or any Transferred Asset, after complying with Section 5.6(a), then subject to Section 5.6(c), (i) Sellers shall, for a period up to six (6) months following the expiration of the last of the service periods set forth in Exhibit A to the Transition Services Agreement, and shall cause their Affiliates to, use reasonable best efforts in cooperation with Purchaser and its Affiliates (including the Transferred Companies) to (A) provide or cause to be provided to Purchaser and its Affiliates the benefits of such agreement or asset and (B) enforce for the account of Purchaser and its Affiliates any rights of Sellers and their Affiliates arising from such agreement or asset and (ii) Purchaser shall, and shall cause its Affiliates to, use reasonable best efforts to perform the obligations of Sellers and their Affiliates arising under such agreement or with respect to such Transferred Asset. If and when any Assignment Approval shall be obtained, Sellers shall, and shall cause their Affiliates to, promptly assign all of their respective rights and obligations under any such agreement or with respect to any such asset to Purchaser and its Affiliates without the payment of further consideration and Purchaser shall, and shall cause its Affiliates to, without the payment of any further consideration therefor, assume such rights and obligations and Sellers and their Affiliates shall thereafter be relieved of any and all obligation or liability hereunder and thereunder.

(c)    Notwithstanding any other provision of this Agreement, this Agreement shall not constitute an agreement to assign or transfer any interest in any Assigned Contract, Transferred Asset or Real Property Lease, or any claim, right or benefit thereunder if such assignment or transfer (or attempt to make such an assignment or transfer) without the consent or approval of a third party would constitute a breach or other contravention of the rights of such third party under any Contract to which any Seller or its Affiliate is a party or Applicable Law.

Section 5.7    Intercompany Balances; Certain Agreements.

(a)    Except as set forth in Section 5.7(a) of the Seller Disclosure Letter, at or prior to Closing, Sellers shall cause all accounts receivable and accounts payable between any Transferred Company, on the one hand, and any of Sellers or any of their respective Affiliates (other than a Transferred Company), on the other hand, to be settled in full, including, for the avoidance of doubt, subject to receipt of any requisite Governmental Approvals, settlement of amounts accrued in respect of interest on the Surplus Notes. Sellers shall, and shall cause their Affiliates to, take such actions as may be necessary to terminate or commute, prior to or concurrently with the Closing, all Intercompany Agreements such that, following the Closing, the Transferred Companies shall not have any further Liability under such Intercompany Agreements; provided, however, that this Section 5.7(a) shall not apply to the Surviving Intercompany Agreements. Sellers shall, and shall cause their Affiliates to, take such actions as may be necessary to amend, concurrently with the Closing, those Intercompany Agreements set forth in Section 5.7(a) of the Seller Disclosure Letter in the manner set forth therein, which amendments shall be in a form and substance reasonably acceptable to Purchaser. For the avoidance of doubt, this Section 5.7(a) shall not apply to any Shared Contracts or Multiparty Contracts, which are governed exclusively by Section 5.8 and Section 5.9.

(b)    With respect to each Surviving Intercompany Agreement, Sellers, on behalf of themselves and their Affiliates (other than the Transferred Companies), hereby waive (i) any breach by, default under or non-compliance with any such Surviving Intercompany Agreement by any of the Transferred Companies to the extent arising or occurring on or prior to the Closing Date, except in respect of Liabilities specifically recorded in a general ledger account or in the supporting workpapers or other detail to a balance sheet or statutory balance sheet, in each case contained in the Books and Records, and reflected in the Closing Statement, up to the amount of such Liabilities reserved for in the Closing Statement, and (ii) any rights that Sellers or any of their Affiliates (other than the Transferred Companies) may have to terminate, accelerate or cancel under such Surviving Intercompany Agreements relating to, arising out of or in connection with (A) any “change of control,” “change in control” or similar phrase or concept as defined in such Surviving Intercompany Agreement of any of the Transferred Companies occurring on or prior to the Closing Date, (B) any action or omission by any of the Transferred Companies occurring prior to the Closing or any event, condition or circumstance existing prior to the Closing and (C) any provision in any Ceded Reinsurance Contract that requires any Transferred Insurance Company to retain any portion of the risks ceded thereunder or any condition or limitation that the reinsurance coverage provided thereunder applies only to such risks that are so retained by the Transferred Insurance Company.

(c)    Sellers shall not, and shall cause their Affiliates not to, seek any damages with respect to or revoke, terminate or rescind any Surviving Intercompany Agreement or otherwise claim that any Surviving Intercompany Agreement ceases to be in full force and effect or is invalid or unenforceable (in whole or in part) as a result of any of the matters waived pursuant to Section 5.7(b).

Section 5.8    Shared Contracts.

(a)    From and after the Closing Date and for so long as the Transition Services Agreement remains in effect, Sellers shall, and shall cause their Affiliates to, use their reasonable best efforts to cooperate with Purchaser to the extent reasonably requested by Purchaser to cause the counterparty to any Shared Contract that is not an Assigned Contract and pursuant to which (i) services or benefits with a fair market value in excess of one hundred thousand dollars ($100,000) are reasonably expected to be provided to the Business in any twelve (12) month period subsequent to the Contract Date and (ii) such services or benefits are among the Services (as such term is defined in the Transition Services Agreement) to be provided to Purchaser or its Affiliates (including a Transferred Company) after the Closing Date pursuant to the Transition Services Agreement (an “Identified Shared Contract”) to enter into a new agreement with Purchaser as of the Closing with respect to the matters addressed by such Shared Contract that are related to the Business; provided that any documentation relating to such new agreement shall be in form and substance reasonably satisfactory to Purchaser; and provided further that, subject to Section 5.6(a), Sellers and their Affiliates shall not be required to compromise any right, asset or benefit or expend any amount or incur any Liabilities or provide any other consideration in connection therewith.

(b)    From and after the Closing Date and for so long as the Transition Services Agreement remains in effect, Purchaser shall, and shall cause its Affiliates to, use its reasonable best efforts to cooperate with Sellers to the extent reasonably requested by Sellers to cause the counterparty to any Identified Shared Contract to enter into a new agreement with Sellers or their Affiliates as of the Closing with respect to the matters addressed by such Shared Contract that are not related to the Business, provided that any documentation relating to such new agreement shall be in form and substance reasonably satisfactory to Sellers or their applicable Affiliate; provided, further, that, subject to Section 5.6(a), Purchaser and its Affiliates shall not be required to compromise any right, asset or benefit or expend any amount or incur any Liabilities or provide any other consideration in connection therewith.

Section 5.9    Multiparty Contracts. Except as set forth in Section 5.9 of the Seller Disclosure Letter, prior to the Closing, Sellers shall, and shall cause each of their applicable Affiliates to, use their reasonable best efforts to revise, amend, modify or replace each Multiparty Contract pursuant to which (i) services or benefits with a fair market value in excess of one hundred thousand dollars ($100,000) are reasonably expected to be provided to the Business in any twelve (12) month period subsequent to the Contract Date and (ii) such services or benefits are among the Services (as such term is defined in the Transition Services Agreement) to be provided to Purchaser or its Affiliates (including a Transferred Company) after the Closing Date pursuant to the Transition Services Agreement (an “Identified Multiparty Contract”) so that, effective as of the Closing, (a) any of the Transferred Companies, on the one hand, and Sellers or any of their Affiliates (other than the Transferred Companies), on the other hand, are no longer party to the same agreement, (b) the Transferred Companies continue to retain substantially the same benefits and obligations under such agreement insofar as applicable to the Transferred Companies as of the Contract Date, (c) the Transferred Companies have no future Liability under the prior Multiparty Contract; provided that any documentation relating to clauses (a) through (c) above shall be in form and substance reasonably satisfactory to Purchaser.

Section 5.10    Assignment of Excluded Contracts. At or prior to the Closing, Sellers shall, in consultation with Purchaser, use reasonable best efforts to cause the Transferred Companies to transfer to Sellers or their Affiliates (other than the Transferred Companies) all Excluded Contracts. To the extent any Excluded Contract is in effect prior to the Closing but not identified prior to such date, upon discovery of such Excluded Contract, the discovering party shall so notify the other parties hereto and provide a true and complete copy of such Contract, and Sellers and Purchaser shall reasonably cooperate to transfer such Excluded Contract to Sellers or their Affiliates within ten (10) Business Days of such written notice.

Section 5.11    Assignment of Assigned Contracts.

(a)    To the extent that any Contract in effect prior to the Closing would constitute an Assigned Contract but has not been identified as of the Closing, Sellers shall promptly notify Purchaser in writing and provide Purchaser with a true and complete copy of such Contract. Purchaser shall have thirty (30) days from the receipt of such written notice of the existence of such Contract to notify Sellers in writing if Purchaser elects to have such Contract become an Assigned Contract. If Purchaser, in its sole discretion, does so elect to have such Contract become an Assigned Contract, such Contract shall thereafter be deemed to be an Assigned Contract for all purposes of this Agreement.

(b)    Prior to the Closing, Purchaser may elect to re-categorize an Assigned Contract as an Assigned Contract listed on Section 1.1(f)(ii) of the Seller Disclosure Letter,

provided that (i) such re-categorization shall not modify, in any manner, the allocations of costs or expenses for any vendor consents or other additional vendor costs set forth in Exhibit A to the Transition Services Agreement related to such Contract, (ii) the benefits and services received by the Business under such Contract shall be provided as part of the Services (as such term is defined in the Transition Services Agreement) provided to Purchaser or its Affiliates under the Transition Services Agreement and (iii) Purchaser shall be responsible for all fees and expenses associated with such Contract that are incurred after the Closing and before such Service is terminated pursuant to the Transition Services Agreement, excluding any claims for damages by the other Person that is a party to such Contract that do not arise out of the acts or omissions of Purchaser or its Affiliates.

Section 5.12    Restructuring Transactions; Further Actions; Further Assurances.

(a)    Sellers shall, and shall cause their Affiliates to, use reasonable best efforts to effect the Restructuring Transactions (other than those Restructuring Transactions identified as items 8 and 9 on Schedule 1.1(eeeee), which shall be subject to Section 5.12(f) and Section 5.12(g), respectively) at or prior to the Closing in accordance with Schedule 1.1(eeeee).

(b)    Subject to the terms and conditions of this Agreement, each of the parties hereto shall execute such documents and other papers and perform such further acts as may be reasonably required to carry out the provisions hereof and the transactions contemplated hereby. Without limiting the covenants set forth in Section 5.5, each such party shall, at or prior to the Closing Date, use its reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated hereby, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated hereby.

(c)    Subject to the terms and conditions of this Agreement, on and after the Closing Date, Sellers and Purchaser shall, and shall cause their respective Affiliates to, take all reasonable actions and execute any additional documents, instruments or conveyances of any kind which may be reasonably necessary to carry out any of the provisions hereof, so as to put Purchaser and its Affiliates in full possession and operating control of the Business and to effect fully the separation of the Business from Sellers.

(d)    During the term of the MTN Escrow Agreement, Purchaser, on the one hand, and each of Sellers, on the other hand, shall use its reasonable best efforts, and shall cause its respective Affiliates to use their respective reasonable best efforts to (i) refrain from knowingly taking any action that would, or reasonably would be expected to, have an adverse effect on the enforceability of the MTN Escrow Agreement and (ii) reasonably cooperate with each other in good faith to execute any additional documents, instruments or conveyances of any kind that may be reasonably necessary to ensure that assets are withdrawn or otherwise transferred out of the Escrow Account (as such term is defined in the MTN Escrow Agreement) only in accordance with the terms of the MTN Escrow Agreement.

(e)    During the period between the Contract Date and the Closing, the parties agree to negotiate in good faith and reasonably cooperate in preparing, supplementing and finalizing (i) any schedules to the Ancillary Agreements and (ii) the Sublease Agreement; except that the versions of Exhibit A to the form of Transition Services Agreement attached hereto and Exhibit A to the form of Purchaser Transition Services Agreement attached hereto reflect the final agreement of the parties as to the Services and Transition Services (as such terms are defined in such agreements), terms and allocation of costs described therein, but shall not preclude any supplements thereto. Notwithstanding any provision to the contrary herein, the finalized schedules to each of the Ancillary Agreements shall be attached to the applicable forms of Ancillary Agreements and the Ancillary Agreements and the finalized Sublease Agreement shall, in each case, be executed and delivered by the parties or their respective Affiliates at the Closing. For the avoidance of doubt, this Section 5.12(e) shall not apply to the Seller Disclosure Letter or the Purchaser Disclosure Letter.

(f)    During the period between the Contract Date and the Closing, the parties agree to negotiate in good faith and use their respective reasonable best efforts to prepare an amendment to, or an amendment and restatement of, the SLNY UL Reinsurance Agreement (as amended by the SLNY UL Coinsurance Amendment), in accordance with the terms and conditions set forth in Exhibit Q-1 and other customary terms for a non-affiliated reinsurance agreement (the “SLNY UL 100% Amendment“). If the SLNY UL 100% Amendment is so agreed by the parties, then promptly after the Closing Holdco shall cause U.S. Branch, and Purchaser shall cause SLNY, to enter into the SLNY UL 100% Amendment.

(g)    During the period between the Contract Date and the Closing, the parties agree to negotiate in good faith and use their respective reasonable best efforts to enter into a reinsurance agreement with respect to the policies reinsured as of the Contract Date under the XXXX (redacted name of third party) Agreement, and an administrative services agreement related thereto, in accordance with the terms and conditions set forth in Exhibit Q-2 and other customary terms for non-affiliated reinsurance and administrative services agreement (the “SLNY XXXX (redacted name of third party) Agreements”). If the SLNY XXXX (redacted name of third party) Agreements are so agreed by the parties, then promptly after the Closing Holdco shall cause U.S. Branch, and Purchaser shall cause SLNY, to enter into the SLNY XXXX (redacted name of third party) Agreements.

(h)    In the event that the SLNY Group Reinsurance Agreement is entered into prior to the Closing in order to support the ongoing conduct of the Excluded SLNY Business, the parties agree to negotiate in good faith and use their respective reasonable best efforts to revise the terms of (i) the SLNY Group Reinsurance Agreement to be effective on a stand alone basis without contemporaneously entering into the SLNY Group Administrative Services Agreement and the SLNY Renewal Rights Agreement and (ii) the SLNY Group Administrative Services Agreement and the SLNY Renewal Rights Agreement, but only to the extent that each such agreement must then recognize the pre-Closing effective date of the SLNY Group Reinsurance Agreement.

Section 5.13    Expenses. Except as otherwise specifically provided in this Agreement or the Ancillary Agreements, the parties to this Agreement shall bear their respective costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including all fees and expenses of Representatives. Notwithstanding the foregoing, Sellers shall promptly reimburse the Transferred Companies for any and all fees and expenses of outside advisors incurred by the Transferred Companies prior to the Closing in connection with preparing for, entering into and carrying out this Agreement and the Ancillary Agreements and any and all costs and fees associated with obtaining Third Party Approvals that are incurred by the Transferred Companies, to the extent such fees, costs and expenses have not been paid in full as of the Closing or reflected in full on the Closing Statement.

Section 5.14    Employee Matters.

(a)    Business Employees; Offer of Employment.

(i)    Prior to the execution of this Agreement, Sellers and Purchaser have agreed upon a list, attached to the Letter Agreement, of employees of Sellers and/or their respective Affiliates to whom offers of employment shall be made by Purchaser or its Affiliates subject to the provisions of this Section 5.14(a)(i) or whose employment shall transfer to Purchaser or an Affiliate of Purchaser pursuant to the provisions of this Section 5.14(a)(i) (each such individual identified on such list, a “Business Employee”). Consistent with the provisions of Section 5.1(b)(iv), Holdco shall not add employees to or remove employees from the list of Business Employees from the Contract Date through the Closing Date without the prior written consent of Purchaser; provided, however, that to the extent that the list of Business Employees changes in such interim period with the consent of Purchaser, Holdco shall update Section 5.14(a)(i) of the Seller Disclosure Letter to add any individuals who become Business Employees after the Contract Date and remove any individuals who have ceased to be Business Employees after the Contract Date, and shall provide Purchaser with an updated Business Employee Data Schedule corresponding to such list not less than two (2) Business Days prior to the Closing. Each Business Employee employed in Ireland by any Seller or any of its Affiliates as of the Closing Date (the “Irish Employees”) shall transfer employment to Purchaser or an Affiliate of Purchaser by operation of Law pursuant to the European Communities (Protection of Employees on Transfer of Undertakings) Regulations 2003 (the “Transfer Regulations”). With respect to each Business Employee who is anticipated by Sellers to remain employed by any Seller or any of its Affiliates as of the Closing Date (excluding the Irish Employees), Purchaser or an Affiliate shall, no less than thirty (30) days prior to the anticipated Closing Date, provide a written at-will offer of employment conditioned on the Closing, to be effective as of the Employee Start Date, (except with respect to those Business Employees (other than Irish Employees) on approved or statutory leave of absence or receiving benefits under any of Sellers’ or their respective Affiliates’ short term salary continuance or long term disability plans (“Business Employees on Leave”), whose offers of employment shall be conditioned on the Business Employee on Leave’s return to active employment within the six (6) month period following the Closing Date or such period as is required under Applicable Law. XXXXX (remainder has been redacted due to commercially sensitive information, continues on to next page)

XXXXXXXX. (continued redaction from previous page)

(ii)    XXXXX (provision redacted in its entirety due to commercially sensitive information)

(iii)    Any communication regarding continued employment or offer of employment to a Business Employee or Business Employee on Leave must be submitted to Holdco for review at least ten (10) calendar days prior to delivery to such Business

Employee or Business Employee on Leave. All such communications shall be delivered to the home address of the Business Employee or Business Employee on Leave.

(iv)    Purchaser shall provide Holdco with a list of all Transferred Employees, and with a list (as updated from time to time) of all Business Employees and Business Employees on Leave who decline an offer of employment with Purchaser.

(b)    Offers of Employment. Without limitation to any other provision of this Section 5.14(b) the offer of employment to the Business Employees and Business Employees on Leave, in each case located in the U.S. or Canada, shall reflect the following terms, as applicable, except as set forth below:

(i)    XXXXX (provision redacted in its entirety due to commercially sensitive information)

(ii)    XXXXX (provision redacted in its entirety due to commercially sensitive information)

(iii)     XXXXX (provision redacted in its entirety due to commercially sensitive information, continues on to next page)

XXXXXXXX. (continued redaction from previous page)

(iv)     XXXXX (provision redacted in its entirety due to commercially sensitive information)

(v)    XXXXX (provision redacted in its entirety due to commercially sensitive information)

(c)    XXXXX:

(i)    XXXXX; and

(ii)    XXXXX (provision redacted in its entirety due to commercially sensitive information)

(d)    TUPE. The parties hereto shall cooperate with each other and shall comply with the Transfer Regulations and take such actions as are reasonably necessary to comply with the Transfer Regulations, in each case, with respect to each Irish Employee, including signing any appropriate agreement with such Irish Employee and in particular, Purchaser agrees to promptly on a written request by Holdco furnish all information which Holdco or any of its Affiliates reasonably require in order to comply with its or their obligations under Regulation 8 of the Transfer Regulations.

(e)    Certain Notices. Prior to the Closing Date, Sellers shall fully comply with any and all notice, consultation, effects bargaining or other bargaining obligations to any labor union, trade union, works council, or labor organization in connection with the transactions contemplated by this Agreement.

(f)    XXXXX (provision redacted in its entirety due to commercially sensitive information)

(g)    Allocation of Certain Liabilities.

(i)    With respect to all Transferred Employees, (A) except in respect of Liabilities specifically recorded in a general ledger account or in the supporting workpapers or other detail to a balance sheet or statutory balance sheet, in each case contained in the Books and Records, and reflected in the Closing Statement, Sellers shall indemnify and hold Purchaser and its Affiliates harmless from all wages, bonuses, pensions, payroll taxes, vacation pay (other than vacation pay expressly assumed by Purchaser pursuant to the third sentence of Section 5.14(b)(iii)), severance pay and other forms of remuneration to the extent such wages, bonuses, pensions, payroll taxes, severance pay and other forms of remuneration arose or were accrued, or were required to be paid, prior to the Closing and (B) Purchaser shall indemnify and hold Sellers and their respective Affiliates harmless from all wages, bonuses, pensions, vacation pay, severance pay and other forms of remuneration established or maintained by Purchaser or its Affiliates accruing after the Closing.

(ii)    XXXXX (provision redacted in its entirety due to commercially sensitive information, continues on to next page)

XXXXXXXXXXXXXXXX. (continued redaction from previous page)

XXXXXXXXXXXXXX. (continued redaction from previous page)

(iii)     XXXXX (provision redacted in its entirety due to commercially sensitive information)

(iv)    Sellers irrevocably acknowledge and agree that an Offer of Employment constitutes a “Comparable Position” within the meaning of the Sun Life Financial (U.S.) Services Company, Inc. Severance Pay and Benefit Plan, and Sellers shall direct their respective human resources staffs, unless prohibited under Applicable Law, not to contradict this position in any communications with Business Employees, any Governmental Authority or third party, whether prior to, at or following the Closing.

(v)    Sellers shall cause all benefits under the Business Employee Plans to be paid to the Transferred Employees in accordance with the terms of the applicable Business Employee Plans. Except as set forth in Section 5.14 of the Seller Disclosure Letter, the Transferred Employees shall cease to participate in and accrue benefits under each Business Employee Plan effective as of 11:59:59 p.m. New York City time on the Closing Date.

(vi)    Sellers agree that no Seller nor any Affiliate of Sellers shall settle or otherwise resolve any claim (or pay severance without a claim) by a Business Employee or Transferred Employee for severance or otherwise relating to the termination of employment or constructive dismissal of such Business Employee or Transferred Employee without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

(h)    Sellers and Purchaser agree to cooperate as reasonably necessary to implement the provisions of this Section 5.14 and, unless prohibited by Applicable Law, agree to provide each other with such records and information as may be necessary and appropriate to carry out their respective obligations under this Section 5.14. The terms of this Section 5.14 shall not confer any rights, remedies or benefits upon any Business Employee or Transferred Employee or any Governmental Authority or any other Person other than the parties hereto. Nothing contained in this Agreement shall constitute or be deemed to be an adoption of, amendment to or restatement of any Business Employee Plan, Purchaser Plan or any other compensation or benefit plan, program or arrangement of Sellers, Purchaser or their respective Affiliates. Nothing herein expressed or implied shall confer upon any Business Employee any rights, remedies or benefits, including any right to employment or continued employment for any specified period of any nature or kind whatsoever.

(i)    XXXXX (provision redacted in its entirety due to commercially sensitive information)

(j)    With respect to each Business Employee who is listed on Section 3.15(e) of the Seller Disclosure Letter who is working in the United States as a foreign national in non-immigrant visa status under an H1-B visa, Purchaser shall employ such Business Employee under terms and conditions such that Purchaser qualifies as a “successor employer” under applicable United States immigration laws effective as of the Closing for immigration-related purposes only, and Purchaser shall not solely by reason of any such status as “successor employer” be deemed to have otherwise assumed any Liabilities (other than with respect to the immigration-related liabilities and responsibilities associated with the applicable visa petitions) or to be a successor for any other purpose except to the extent otherwise set forth in this Agreement. Notwithstanding anything in this Agreement to the contrary, Purchaser or an Affiliate may, but shall not be required to, make an Offer of Employment to anyone who is a Business Employee with a visa other than an H1-B visa as of the date Purchaser or an Affiliate makes offers to Business Employees generally. The provisions of Section 5.14(g)(iii) and Section 5.17(c)(i) shall not apply to any Business Employee who does not become a Transferred

Employee due to his or her ineligibility to legally work for the Purchaser or its Affiliates in the jurisdiction in which such Business Employee performs services for Sellers or its Affiliates.

Section 5.15    Use of Seller Names and Marks; Licenses to Inventions; Access to Software.

(a)    Notwithstanding any other provision contained herein or any prior course of conduct to the contrary, except as expressly provided herein or in the Ancillary Agreements, in no event shall Purchaser or any of its Affiliates have any right to use, nor shall Purchaser or any of its Affiliates use, the Name and Source Identifiers of any of Sellers or any of their respective Affiliates, including the Name and Source Identifiers set forth in Section 5.15(a) of the Seller Disclosure Letter (collectively, the “Seller Names and Marks”), or any other Name and Source Identifier that is confusingly similar to the Seller Names and Marks, in any jurisdiction worldwide.

(b)    Notwithstanding Section 5.15(a), but subject to any requirements of Applicable Law, Sellers grant, and shall cause their respective Affiliates to grant, to Purchaser, solely for use by the Transferred Companies, a royalty-free, non-exclusive, United States, non-transferable license to use the Seller Names and Marks in connection with the Business (and, in the case of SLNY, the Excluded SLNY Business) during the twelve (12) month period immediately following the Closing (the “License Term”); provided that Purchaser shall use reasonable best efforts to discontinue its use of the Seller Names and Marks as promptly as practicable following the Closing; provided, further, that Purchaser shall cause SLNY not to change its name for twelve (12) months after the Closing and the License Term for SLNY shall be deemed to be twelve (12) months after the Contract Date plus the time period needed for SLNY to obtain any approvals from Governmental Authorities to change its name and implement such change. If all necessary or appropriate approvals from Governmental Authorities of the change of name of a Transferred Company to remove the Seller Names and Marks have not been obtained by the date that is ninety (90) days prior to the end of the License Term (subject to SLNY’s right to seek such approvals after the twelve (12) months from the Closing), the end of the License Term shall be extended to such date as is ninety (90) days after all such approvals have been obtained (and, in the case of SLNY, the License Term shall be extended to such date as is ninety (90) days after SLNY obtains such approvals). Purchaser shall ensure that the Transferred Companies shall use the Seller Names and Marks only in the manner the Seller Names and Marks are currently used by the Business (and, in the case of SLNY, by the Excluded SLNY Business), and shall maintain a level of product and service quality substantially equivalent to the level of quality maintained by the Business immediately prior to the Closing.

(c)    During the License Term, Purchaser shall, and shall cause the Transferred Companies to, indicate in all published communications, including marketing materials, forms and websites, that the use of the Seller Names and Marks is under license from Sellers and their respective Affiliates. Sellers shall have the right to approve any such statement, which approval shall not be unreasonably withheld, conditioned or delayed.

(d)    For the avoidance of doubt, following the License Term, Purchaser and the Transferred Companies may use the Seller Names and Marks (i) as required by Applicable Law, (ii) in regulatory filings, (iii) on reproductions of archival materials generated before the expiration of the License Term, (iv) for historical reference purposes and (v) for such uses as would be deemed “fair use” or would otherwise not require a license under Applicable Law.

(e)    Upon Sellers’ request from time to time, Purchaser shall provide Sellers with representative samples of ways in which the Seller Names and Marks are then being used by Purchaser and its Affiliates (or photographs depicting the same) for Sellers’ inspection of such uses for purposes of monitoring Purchaser’s and its Affiliates’ compliance with this Section 5.15. In the event that any such sample does not comply with this Section 5.15, Sellers shall so notify Purchaser in writing and Purchaser shall, and shall cause its Affiliates to, remedy such non-compliance or cease distribution of the rejected materials as soon as practicable following receipt of such notice.

(f)    Effective as of the Closing Date, Sellers hereby grant, and shall cause their Affiliates to grant, to the Transferred Companies and their successors and assigns, a worldwide, fully paid-up, royalty-free, non-exclusive, perpetual, sublicenseable, non-transferable (other than in connection with a transfer of the Business) right and license to use and modify the Licensed Inventions solely in connection with the Business. Upon issuance of any Licensed Patent, the foregoing license shall include the right to make, have made, use, import and sell products and services that are covered by or embody the patented inventions; provided that Sellers and their Affiliates shall not be obligated to prosecute or seek any Licensed Patent.

(g)    Sellers agree that they shall provide access to the proprietary software applications listed in Section 5.15(g) of the Seller Disclosure Letter as part of the Services (as defined in the Transition Services Agreement) under the Transition Services Agreement.

(h)    Sellers may terminate the License with respect to any particular use of the Seller Names and Marks if Purchaser or any of its Affiliates has materially breached any of its or their obligations in Section 5.15(b) with respect to such use and has failed to cure such breach within thirty (30) days after receipt of written notice of such breach delivered by Sellers.

(i)    Upon written request from Holdco after expiration or termination of the License Term, Purchaser shall send a written statement to Holdco confirming that, subject to Section 5.15(d), Purchaser and its Affiliates have taken all reasonable steps to destroy all materials bearing the Seller Names and Marks, including all stationery, business cards, signage and advertising materials.

(j)    Prior to the Closing, all of Sellers’ and its Affiliates’ right, title and interest in and to the Intellectual Property set forth in Section 5.15(j) of the Seller Disclosure Letter shall be assigned to SLUS (or if directed in writing by Purchaser to Sellers prior to the time of such assignment, another Transferred Company), pursuant to agreements approved by the Purchasers’ Representative, such approval not to be unreasonably withheld, conditioned or delayed. Sellers shall, at their sole cost and expense, make any and all appropriate filings to effect such assignments prior to the Closing and promptly provide copies of all such filings to Purchaser.

Section 5.16    Seller Affiliated Funds.

(a)    XXXXXXXXXXXXXXX (the “Affiliated Funds Schedule”) XXXXXXXXXXXXXXX (each, a “Seller Affiliated Fund”), (i) XXXXXXXXXXXXXXX, (ii) XXXXXXXXXXXXXXX (“Total AUM”) and (iii) XXXXXXXXXXXXXXX (such Seller Affiliated Fund’s “Fund AUM”). XXXXXXXXXXXXXXX (provision redacted due to description of affiliated funds and commercially sensitive information, other than defined terms)

(b)    XXXXXXXXXXXXXXX (XXXXXXXXXXXXXXX, a “Threshold Percentage”):

(i)     XXXXXXXXXXXXXXX;

(ii)    XXXXXXXXXXXXXXX; and

(iii)     XXXXXXXXXXXXXXX. (provision redacted due to description of affiliated funds and commercially sensitive information, other than defined terms)

(c)    XXXXXXXXXXXXXXX (provision redacted due to description of affiliated funds and commercially sensitive information)

Section 5.17    Sellers’ Non-Compete; Non-Solicitation.

(a)    Except as contemplated by this Agreement, for a period of twenty-four (24) months from the Closing Date, none of Sellers nor any of their Affiliates shall, directly or indirectly, engage in, including through reinsurance or hedging, or acquire beneficial ownership, via stock purchase or otherwise, of any equity interest of any Person engaged in a Competing Business. For purposes of this Agreement, a “Competing Business” means the business of selling, marketing, underwriting, insuring, reinsuring, renewing or administering any individual annuity or individual life insurance products, corporate owned life insurance products or bank owned life insurance products, in each case, in the United States, but not any (i) group insurance products, (ii) voluntary insurance products, (iii) defined contribution plan products, (iv) retirement products marketed or sold exclusively in the workplace or (v) life insurance or annuity products marketed or sold exclusively in the workplace. Notwithstanding the foregoing, and without the implication that the following activities otherwise would be subject to the provisions of this Section 5.17(a), nothing in this Agreement shall preclude, prohibit or restrict Sellers or any of their respective Affiliates from engaging, or require Sellers or any of their respective Affiliates not to engage, in any manner in any of the following:

(i)    making investments, including in a general or separate account of an insurance company, directly or indirectly, in a Person engaged in the Competing Business, provided that each such investment is a passive investment where none of Sellers nor any Affiliate of Sellers (A) has the ability to direct or cause the direction of the operation or management of any such entity or (B) is a participant with any other person in any “group” (as defined in Section 13(d)(3) of the Exchange Act) with such ability;

(ii)    selling any of its assets or businesses to any Person;

(iii)    providing investment management services to any Person;

(iv)    providing reinsurance to any Person engaged in a Competing Business, so long as none of Sellers nor any Affiliate of Sellers reinsures a Competing Business;

(v)    engaging in any business currently engaged in by any of Sellers or any Affiliate of Sellers (other than the Business) on the Contract Date;

(vi)    engaging in any runoff business as engaged in by any of Sellers or any Affiliate of Sellers as of the Contract Date;

(vii)    selling, marketing, underwriting, insuring, reinsuring, renewing or administering any “rollover” directly from any group insurance product marketed or sold exclusively in the workplace by Sellers or any of their Affiliates, to any individual life insurance or individual annuity products; and

(viii)    acquiring, merging or combining with any business, Person or assets that would otherwise violate the restrictions of this Section 5.17(a) after the Closing Date (an “After-Acquired Business”) and following such acquisition, merger or combination, operating such After-Acquired Business; provided that as of the date of such acquisition, merger or combination, the net operating revenue from a Competing

Business constituted no more than twenty percent (20%) of the total net operating revenue on a consolidated basis of the After-Acquired Business for the most recent fiscal year value; provided, further, that following such acquisition, merger or combination, no Competing Business undertaken by such After-Acquired Business shall represent, in any fiscal quarter during the twenty-four (24) month period following the Closing Date, more than twenty percent (20%) of the net operating revenue on a consolidated basis of the After-Acquired Business, and such Competing Business shall in no event be conducted under the “Sun Life” name.

For purposes of the foregoing clause (viii) of this Section 5.17(a), the term “Competing Business” shall exclude the business of selling, marketing, underwriting, insuring, reinsuring, renewing or administering any individual life insurance products.

(b)    Following the Closing Date, none of Sellers, any of their then current or former Affiliates (other than the Transferred Companies) or any Person who becomes an Affiliate of any of Sellers shall, directly or indirectly, utilize any Books and Records in connection with the offering, marketing, selling, endorsing or issuing of any Competing Business, except, in each case, as specifically contemplated by the Ancillary Agreements.

(c)    For a period of twenty-four (24) months following the Closing Date:

(i)    without the prior written consent of Purchaser, none of Sellers or any of their Affiliates shall, whether directly or indirectly, solicit for employment, employ or otherwise contract for the services of, any Business Employee; provided, however, that nothing in this Section 5.17(c) shall prohibit any of Sellers or any of their respective Affiliates from soliciting, employing or contracting for the services of (A) any Transferred Employee whose employment has been terminated by Purchaser or any of its Affiliates other than for cause following the Closing or (B) any Transferred Employee who has otherwise ceased to be employed by Purchaser or any of its Affiliates for a period of at least three (3) months prior to the hiring of such Transferred Employee by any of Sellers or their respective Affiliates; and

(ii)    without the prior written consent of Holdco, none of Purchaser or any of its Affiliates shall, whether directly or indirectly, solicit for employment, employ or otherwise contract for the services of, any person who is an employee of Holdco or any of its Affiliates and located at the Wellesley, Massachusetts, Lethbridge, Alberta or Waterford, Ireland facilities as of the Closing Date (other than a Business Employee) or any person who is an employee of Holdco or any of its Affiliates with whom Purchaser or any of its Affiliates had substantive discussions during the negotiation of this Agreement; provided, however, that nothing in this Section 5.17(c) shall prohibit Purchaser or any of its Affiliates from soliciting, employing or contracting for the services of (A) any such person whose employment has been terminated by Holdco or any of its Affiliates other than for cause following the Closing or (B) any such person who has otherwise ceased to be employed by Holdco or any of its Affiliates for a period of at least three (3) months prior to the hiring of such person by Purchaser or any of its Affiliates.

Notwithstanding the foregoing, the restrictions on soliciting for employment any person described in this Section 5.17(c) shall not be deemed violated by virtue of general advertisements, solicitations (including by third party recruiter contacts), searches or other broad-based hiring methods not specifically targeted or directed to Business Employees or employees of Holdco or any of its Affiliates, as applicable; provided that none of Holdco or Purchaser or any of their respective Affiliates may employ or retain the services of any such person except as would not otherwise contravene this Section 5.17(c).

Section 5.18    Insurance.

(a)    With respect to occurrences taking place after the Closing Date, the Transferred Companies shall cease to be insured by Sellers’ or their Affiliates’ (other than the Transferred Companies’) blanket insurance policies or by any of their self-insured programs in place to the extent such insurance policies or programs cover any of the Transferred Companies.

(b)    With respect to events or circumstances relating to the Transferred Companies that occurred or existed prior to the Closing Date that are covered by occurrence-based third party liability insurance policies of Sellers or their Affiliates (other than the Transferred Companies) and any workers’ compensation insurance policies and that apply to the locations at which the Transferred Companies operate the Business, Purchaser may, and may cause the Transferred Companies to, make claims under such policies and programs; provided, however, that by having received proceeds from the making of any such claims, Purchaser agrees to reimburse Sellers or their applicable Affiliates (as applicable) for any increased out-of-pocket costs incurred by any of them as a result of such claims, including any retroactive or prospective premium adjustments associated with such coverage, as such amounts are determined in accordance with those policies and programs generally applicable from time to time; and provided, further, that neither Purchaser nor any of its Affiliates shall make any such claims if, and to the extent that, such claims are covered by insurance policies maintained by Purchaser or any of its Affiliates. Sellers and their Affiliates will provide reasonable cooperation and assistance in the pursuit of such claims.

(c)    With respect to any open claims against the insurance policies of Sellers or their Affiliates (other than the Transferred Companies) relating to losses or damages suffered by the Transferred Companies prior to the Closing, Sellers shall (i) use their reasonable best efforts to pursue such claims and shall reasonably cooperate with and assist Purchaser and its Affiliates in doing the same and (ii) remit to Purchaser any and all proceeds realized from such claims upon settlement of such claims, net of any reasonable out-of-pocket expenses incurred by Sellers in connection with the performance of their obligations pursuant to the foregoing clause (i).

Section 5.19    Release.

(a)    Effective as of the Closing, each of Sellers, for itself and on behalf of its Affiliates (other than the Transferred Companies) and each of its and their successors, assigns, heirs and executors (each, a “Seller Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Seller Releasor has, may have or might have or may assert now or in the future, against any of the Transferred Companies and any of their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Transferred Company Releasee”), arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Closing; provided, however, that nothing contained in this Section 5.19 shall release, discharge, waive or otherwise affect the rights or obligations of any party to the extent arising under any Surviving Intercompany Agreement or this Agreement and the Ancillary Agreements. Sellers shall, and shall cause each Seller Releasor to, refrain from, directly or indirectly, asserting any claim or demand or commencing, instituting or maintaining, or causing to be commenced, any legal or arbitral proceeding of any kind against any Transferred Company Releasee based upon any matter released pursuant to this Section 5.19(a). The parties hereto hereby acknowledge and agree that the execution and delivery of this Agreement shall not constitute an acknowledgment of or an admission by any Seller Releasor or Transferred Company Releasee of the existence of any such claims or of Liability for any matter or precedent upon which any Liability may be asserted.

(b)    Effective as of the Closing, Purchaser, for itself and on behalf of the Transferred Companies, its Affiliates and each of its and their successors, assigns, heirs and executors (each, a “Purchaser Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Purchaser Releasor has, may have or might have or may assert now or in the future, against any of Sellers or their Affiliates (other than the Transferred Companies) and their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Seller Releasee”), arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken or expressly permitted prior to the Closing; provided, however, that with respect to the Purchaser Releasors that are not the Transferred Companies or their respective successors and assigns, nothing in this Section 5.19(b) shall release, discharge, waive, relinquish or otherwise affect the rights or obligations of Purchaser or its Affiliates (other than the Transferred Companies) to the extent such rights or obligations do not arise out of or relate to any claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions or causes of action the Transferred Companies may have had against any Seller Releasee prior to the Closing; and provided, further, that nothing contained in this Section 5.19(b) shall release, discharge, waive or otherwise affect the rights or obligations of any party to the extent arising under the Surviving Intercompany Agreements or this Agreement and the Ancillary Agreements. Purchaser shall, and shall cause each Purchaser Releasor to, refrain from, directly or indirectly, asserting any claim or demand or commencing, instituting or maintaining, or causing to be commenced, any legal or arbitral proceeding of any kind against any Seller Releasee based upon any matter released pursuant to this Section 5.19(b). The parties hereto hereby acknowledge and agree that the execution and delivery of this Agreement shall not constitute an acknowledgment of or an admission by any Purchaser Releasor or Seller Releasee of the existence of any such claims or of Liability for any matter or precedent upon which any Liability may be asserted.

(c)    Without limiting the generality of Section 5.19(a), effective as of the Closing, Sellers hereby irrevocably and forever waive and release any right to indemnification, contribution, reimbursement, set-off or other rights to recovery that Sellers might otherwise have against any of the Transferred Companies with respect to representations and warranties made and the covenants, obligations and agreements to be performed at or prior to the Closing, by the Transferred Companies in this Agreement and the Ancillary Agreements and the certificate delivered at the Closing pursuant to Section 7.1(c).

Section 5.20    Cooperation/Integration. During the period from the Contract Date until the Closing Date, Sellers shall, in accordance with mutually acceptable guidelines and procedures: (a) designate certain Persons acceptable to Purchaser to serve as members of one or more transition teams with Representatives of Purchaser and cause such Persons to devote reasonable time to transition matters, including meetings to discuss planning and implementation of transition plans and (b) reasonably cooperate with Purchaser to assist in the implementation of comprehensive transition plans, dealing with such matters as network systems integration, employee retention, financial reporting and regulatory compliance processes.

Section 5.21    Seller Confidentiality Agreements. Holdco shall promptly request that all Persons who executed a confidentiality agreement with Sellers or their respective Affiliates in connection with the consideration of a possible acquisition of the Business (each a “Seller Confidentiality Agreement”) return, or destroy, all confidential information heretofore furnished to such Persons by or on behalf of Sellers or their respective Affiliates subject to the terms of such Seller Confidentiality Agreement. At the Closing, Sellers or their respective Affiliates shall assign to Purchaser all of their rights under any Seller Confidentiality Agreement relating to confidentiality obligations of any Person (and related remedies in the event such Person breaches such obligations) with respect to any “Confidential Information” (as such term is defined in the Seller Confidentiality Agreement) that are related to the Business and the non-solicitation and any applicable non-hire provisions with respect to Business Employees, to the extent such rights are assignable. Following the Closing and during the term of the applicable Seller Confidentiality Agreement, to the extent such rights are not assignable to Purchaser, Holdco shall promptly notify Purchaser in writing in the event it becomes aware of a breach of any Seller Confidentiality Agreement, and, if so directed by Purchaser, shall enforce its rights under such Seller Confidentiality Agreement for Purchaser’s benefit, at Purchaser’s sole expense.

Section 5.22    Existing Indemnification Rights. From and after the Closing, upon the request of Purchaser made on or before the sixth (6th) anniversary of the Closing Date, Sellers shall, and shall cause their Affiliates to, reasonably cooperate with and assist Purchaser and the Transferred Companies in submitting claims for and pursuing and recovering any applicable indemnification or reimbursement to which any of the Transferred Companies may be entitled from any third party that is not an Affiliate of Sellers under any Contract to which Sellers or any of their respective Affiliates may be a party. Without the prior written consent of Purchaser, Sellers shall not waive or release any such claim or right that any of the Transferred Companies may have under any such Contract. In furtherance of the foregoing, in the event that any of the Transferred Companies would no longer be entitled to obtain any such indemnification or reimbursement under any such Contract solely as a result of the Loss to which such indemnity relates no longer being incurred by a Seller or an Affiliate of Sellers, Sellers shall indemnify such Transferred Company for such Loss to the extent of any indemnity or reimbursement that

Sellers or their applicable Affiliates would thereby become entitled to collect and actually do collect. Purchaser shall reimburse Sellers for any reasonable out-of-pocket expenses incurred by Sellers in providing any such cooperation or assistance requested by Purchaser.

Section 5.23    Electronic Data Room. From and after the Closing, Sellers and their Affiliates and their respective Representatives shall cease to have access to the virtual data site at https://datasite.merrillcorp.com entitled “Project Hunter” by Sellers or their Representatives.

Section 5.24    Notification; Cooperation.

(a)    From the Contract Date through the Closing Date, each of Sellers, on the one hand, and Purchaser, on the other hand, shall promptly notify the other and keep it advised as to: (i) any pending or threatened Action which challenges or seeks to restrain or enjoin the consummation of any of the transactions contemplated hereby; (ii) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or it failing to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it under this Agreement; (iii) in the case of Sellers, the occurrence of any event that would or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect; (iv) any other event that would or would reasonably be expected to result in, individually or in the aggregate, any of the conditions set forth in Article VII and Article VIII not being capable of being fulfilled by the Outside Date; (v) any written notice received by such party from a Governmental Authority or third party seeking to restrain or prohibit the transactions contemplated by this Agreement and the Ancillary Agreements; or (vi) the commencement of any material Action against such party or its Affiliates that would adversely affect the ability of such party or its Affiliates to consummate the transactions contemplated by this Agreement and the Ancillary Agreements. No notification made pursuant to this Section 5.24 shall have the effect of satisfying any condition set forth in Article VII and Article VIII, nor shall any such notification have any effect for the purposes of determining the rights of any party to claim or obtain indemnification under this Agreement or otherwise enforce its rights and remedies under this Agreement, and no failure to give any such notice shall result in any party hereto having any additional rights to indemnification under this Agreement.

(b)    From the Contract Date through the Closing Date, Sellers shall (i) promptly deliver to Purchaser copies of all Statutory Statements filed with or submitted to the applicable Departments of Insurance and any other Governmental Authority by or on behalf of the Transferred Insurance Companies and (ii) prepare or cause to be prepared Transferred Company Financial Statements as of and for each fiscal quarter or year ended on or after September 30, 2012 and cause copies of such Transferred Company Financial Statements to be delivered to Purchaser not later than three (3) Business Days following the date on which such Statutory Statements are so filed or such Transferred Company Financial Statements are finalized (as applicable).

Section 5.25    Investment Assets. Between the Contract Date and the Closing, Sellers shall, within fifteen (15) Business Days following the end of each calendar month, deliver to Purchaser a list of (a) all Investment Assets owned by any of the Transferred Companies as of such month end, and if available, the market value thereof as of such month end, (b) all

Investment Assets sold or otherwise disposed of during the preceding month and (c) a list of the Investment Assets acquired by the Transferred Companies during the preceding month.

Section 5.26    Treatment of Subsequent Events.

(a)    Sellers shall have the right (but not the obligation) to provide written notification to Purchaser of any matter first arising after the Contract Date that, individually or in the aggregate, has given rise, or would reasonably be expected to give rise to, a failure of a condition to Closing set forth in Section 7.1(b) (a “Subsequent Event”). If Sellers elect to exercise such Subsequent Event notification right, Sellers shall deliver a written notice to Purchaser that (i) identifies the Subsequent Event and describes it in reasonable detail, (ii) includes a statement from Sellers that the Subsequent Event, in Sellers’ reasonable judgment, has had, or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and (iii) contains an express affirmative statement by Sellers that Purchaser shall have the right to terminate this Agreement pursuant to Section 11.1(c)(ii) as a result of a failure of a condition to the Closing set forth in Section 7.1(b); provided that Sellers shall not be permitted to deliver to Purchaser any such written notice if such written notice would be delivered to Purchaser less than fifteen (15) Business Days prior to the Closing. Purchaser shall have fifteen (15) Business Days from receipt of such written notice to elect, in its sole discretion, whether or not to terminate this Agreement pursuant to Section 11.1(c)(ii). In the event that Purchaser does not elect to terminate this Agreement pursuant to Section 11.1(c)(ii) and this Section 5.26 or fails to respond to Sellers’ written notice during such fifteen (15) Business Day period, the Subsequent Event set forth in the written notice shall not be taken into account in determining whether or not the conditions set forth in Section 7.1(b) have been satisfied.

(b)    In the event that Sellers become aware of additional material information regarding a previously disclosed Subsequent Event or a new Subsequent Event arises and Sellers seek to notify Purchaser with respect to such additional material information or new matter, Sellers shall be required to deliver a separate written notice with respect to such additional material information or new matter and Purchaser shall be given fifteen (15) Business Days from the receipt of such separate written notice to elect whether or not to terminate this Agreement pursuant to Section 11.1(c)(ii), notwithstanding the fact that a previous fifteen (15) Business Day period may not have yet expired; provided that no failure to give any such written notice shall result in any party hereto having any additional rights to indemnification under this Agreement.

(c)    Notwithstanding anything in this Agreement to the contrary, any notification to Purchaser of a Subsequent Event pursuant to this Section 5.26 shall not be deemed to have cured any breach or inaccuracy of any representation or warranty made in this Agreement and in no event shall such notification limit, impede, restrict or otherwise affect the indemnification rights of the Purchaser Indemnified Parties under Article X and Article VI.

Section 5.27    Bank Accounts. Prior to the Closing, Sellers and their Affiliates shall change, effective as of the Closing, the individuals authorized to draw on or having access to the bank, savings, deposit or custodial accounts and safe deposit boxes maintained by the Transferred Companies to the individuals designated in writing by Purchaser.

Section 5.28    Resignations. Sellers shall cause the directors and officers of the Transferred Companies, as specified in writing by Purchaser at least three (3) Business Days prior to the Closing Date, to resign such position or positions, effective as of the Closing.

Section 5.29    Environmental Properties.

(a)    Sellers shall have the option prior to the Closing to conduct a Phase I Environmental Site Assessment on any of the Environmental Properties (excluding the Original Excluded Properties) for the purpose of removing said properties from Schedule 1.1(ii)(i). The Phase I Environmental Site Assessments must each be conducted: (i) by a nationally recognized environmental consultant that is qualified to conduct the work described herein and has been approved by Purchaser (such approval not to be unreasonably withheld, conditioned or delayed); and (ii) pursuant to a scope of work that has been approved by Purchaser (such approval not to be unreasonably withheld, conditioned or delayed) and complies with ASTM Standards E1527-05 and E2308-05 (Standard Guide for Limited Asbestos Screen of Buildings). In connection with the limited asbestos screen, the consultant shall estimate the costs necessary to remove or abate friable asbestos-containing materials in order to ensure that the building is in compliance with standards set forth pursuant to the Occupational Safety and Health Act, 29 U.S.C. §§ 651, et seq., and prudent operation at the site to protect the health of workers and visitors to the site.

(b)    Sellers shall deliver each Phase I Environmental Site Assessment to Purchaser no later than the earlier of (i) sixty (60) days following the Contract Date and (ii) five (5) Business Days prior to the Closing Date; provided that if the consultant provides a draft report to Sellers prior to the deadline established herein, the consultant shall simultaneously provide a copy of such draft report to Purchaser.

(c)    If the Phase I Environmental Site Assessment delivered to Purchaser indicates that none of the conditions set forth in Schedule 5.29(c) (“Recognized Environmental Conditions”) exist in respect of a particular Environmental Property, then such property shall be removed from Schedule 1.1(ii)(i).

(d)    The representations and warranties set forth in Section 3.27 shall not be applicable to: (i) the Original Excluded Properties and (ii) to any property that remains on Schedule 1.1(ii)(i) as of the Closing Date; provided that with respect to any property that is listed in Schedule 1.1(ii)(i) as of the Contract Date and is later removed from Schedule 1.1(ii)(i) pursuant to this Section 5.29, the representations and warranties set forth in Section 3.27 shall apply to such properties as of the Contract Date and as of the Closing Date.

Section 5.30    Transfer of Environmental Properties.

(a) Prior to the Closing, Sellers shall cause the applicable Transferred Company to sell, convey, assign, transfer and deliver to Sellers or an Affiliate of Sellers (other than a Transferred Company), each of the Environmental Properties set forth in the first six rows under the heading “Excluded Assets—Real Property” on Section 1.1(ee)(ii) of the Seller Disclosure Letter) (each, an “Original Excluded Property”). Sellers shall cause each sale, conveyance, assignment, transfer and delivery of an Original Excluded Property to be effectuated at fair market value as determined in accordance with the methodologies used for determining such fair market value in the Ordinary Course of Business of preparing financial statements of the Transferred Companies as of September 30, 2012. The instruments of transfer with respect to the transfer of each Original Excluded Property shall be in form and substance reasonably satisfactory to Purchaser, shall not contain any representations, warranties or indemnities on the part of the Transferred Company that is the transferor thereunder and shall be effective to transfer such property on an “as-is, where is” basis with no liability or recourse to the Transferred Company that is the transferor thereunder. Furthermore, Sellers shall obtain any and all third party lender consents to such transfers in connection with loans secured by Original Excluded Properties, which consents shall include the full and unconditional release of SLUS and any applicable Transferred Companies for all past, current or future liabilities and obligations under any guaranties and indemnities given to such third party lenders (including non-recourse carve out guaranties, completion guaranties and environmental indemnities); provided, that if Sellers are unable to obtain the foregoing release after using their commercially reasonable efforts, Sellers, on the one hand, and Purchaser and the Transferred Companies, on the other hand, shall at the Closing enter into a hold harmless and indemnification agreement for the benefit of Purchaser and the Transferred Companies that is reasonably acceptable to Purchaser with respect to any and all such liabilities and obligations.

(b)    At or prior to the Closing, with respect to each additional Environmental Property (other than the Original Excluded Properties), other than any such additional Environmental Property that is removed from Schedule 1.1(ii)(i) pursuant to Section 5.29 (each such additional Environmental Property, an “Additional Excluded Property”), Sellers shall either (i) cause the applicable Transferred Company to sell, convey, assign, transfer and deliver to Sellers or an Affiliate of Sellers (other than a Transferred Company) such property, or (ii) cause any Recognized Environmental Condition existing at such property to be remediated so as to eliminate any Recognized Environmental Condition existing thereon (as described in an assessment of the type described in Section 5.29(a)), to the reasonable satisfaction of Purchaser, at Sellers’ sole cost and expense. Any such sale, conveyance, assignment, transfer and delivery pursuant to the foregoing clause (i) shall be effectuated at fair market value as determined in accordance with the methodologies used for determining such fair market value in the Ordinary Course of Business of preparing financial statements of the Transferred Companies as of December 31, 2012. The instruments of transfer with respect to the transfer of each Additional Excluded Property shall be in form and substance reasonably satisfactory to Purchaser, shall not contain any representations, warranties or indemnities on the part of the Transferred Company that is the transferor thereunder and shall be effective to transfer such property on an “as-is, where is” basis with no liability or recourse to the Transferred Company that is the transferor thereunder. Furthermore, Sellers shall obtain any and all third party lender consents to such transfers in connection with loans secured by Additional Excluded Properties, which consents shall include the full and unconditional release of SLUS and any applicable Transferred Companies for all past, current or future liabilities and obligations under any guaranties and indemnities given to such third party lenders (including non-recourse carve out guaranties, completion guaranties and environmental indemnities); provided, that if Sellers are unable to obtain the foregoing release after using their commercially reasonable efforts, Sellers, on the one hand, and Purchaser and the Transferred Companies, on the other hand, shall at the Closing enter into a hold harmless and indemnification agreement for the benefit of Purchaser and the Transferred Companies that is reasonably acceptable to Purchaser with respect to any and all such liabilities and obligations.

Section 5.31    Environmental Reports for Former Properties. To the extent not otherwise delivered or made available to Purchaser prior to the Contract Date, Sellers shall use their reasonable best efforts to deliver or otherwise make available for inspection to Purchaser, no later than sixty (60) days from the Contract Date, true, complete and correct copies and results of any reports, data, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments), studies, analyses, tests or monitoring in the possession or control of Sellers, the Transferred Companies or any of their Affiliates pertaining to any Hazardous Materials in, on, beneath or adjacent to any property formerly owned, operated or leased by the Transferred Companies.

Section 5.32    Distribution Fee Agreements.

(a)    XXXXXXXXXXXXXXX (the “Fund Fee Schedule”), XXXXXXXXXXXXXXX

XXXXXXXXXXXXXXX (i) XXXXXXXXXXXXXXX (“MFS”) XXXXXXXXXXXXXXX (each, an “MFS Fund”), (ii) XXXXXXXXXXXXXXX (the “MFS 12b-1 Fee Factor”) and (iii) XXXXXXXXXXXXXXX (the “MFS Admin Fee Factor”). (provision redacted due to description of affiliated funds and commercially sensitive information, other than defined terms)

(b)    XXXXXXXXXXXXXXX (the “Updated Fund Fee Schedule”) to include (i) XXXXXXXXXXXXXXX (“MFS Fund AUM”), (ii) XXXXXXXXXXXXXXX (“MFS Fund Total AUM”) and (iii) XXXXXXXXXXXXXXX (“Fund Percentage Share”). XXXXXXXXXXXXXXX (provision redacted due to description of affiliated funds and commercially sensitive information, other than defined terms)

(c)    XXXXXXXXXXXXXXX (i) XXXXXXXXXXXXXXX (the “Admin Fee Payment”) XXXXXXXXXXXXXXX (ii) XXXXXXXXXXXXXXX. (provision redacted due to description of affiliated funds and commercially sensitive information, other than defined terms)

(d)    XXXXXXXXXXXXXXX (a “Terminated MFS Fund”) XXXXXXXXXXXXXXX (i) XXXXXXXXXXXXXXX (ii) XXXXXXXXXXXXXXX. (provision redacted due to description of affiliated funds and commercially sensitive information)

(e)    XXXXXXXXXXXXXXX. (provision redacted due to description of affiliated funds and commercially sensitive information)

(f)    XXXXXXXXXXXXXXX. (provision redacted due to description of affiliated funds and commercially sensitive information)

Section 5.33    Derivative and Hedging Transactions.

(a)    XXXXXXXXXXXXXXX. (provision redacted due to commercially sensitive information involving external counterparties)

(b)    XXXXXXXXXXXXXXX. (provision redacted due to commercially sensitive information involving external counterparties)

Section 5.34    SLFIAC Reinsurance. XXXXXXXXXXXXXXX (the “Contract Date Coverage”) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX (the “Contract Date Monthly Premium”); XXXXXXXXXXXXXXX (such additional amount, the “Contract Date Adjusted Monthly Increased Premium”). XXXXXXXXXXXXXXX. (provision redacted due to commercially sensitive information involving external counterparties, other than defined terms)

Section 5.35    Purchaser Funding.

(a)    Between the Contract Date and the Closing, Purchaser shall not, and the XXXXX (redacted defined term) Companies shall cause Purchaser not to, (i) permit any of its assets to become subject to any Liens, (ii) sell, exchange, transfer, distribute, by dividend or otherwise, or otherwise dispose of any of its assets for less than reasonably equivalent value in the form of cash or Eligible Investments, and shall not invest any of its assets in investments other than cash or Eligible Investments, (iii) commingle any of its assets with the assets or funds of any of its Affiliates, (iv) incur any Indebtedness or become liable with respect to any obligation of any Person except pursuant to the terms of this Agreement or under any of the Ancillary Agreements or (v) engage in any activity other than activities incidental to or required by this Agreement or performance in accordance with their terms of this Agreement or the Ancillary Agreements.

(b)    XXXXX (provision redacted in its entirety due to commercially sensitive information, continues on to next page)

(i)    XXXXX; and

(ii)    XXXXX (provision redacted in its entirety due to commercially sensitive information)

Section 5.36    Credit Agreement. Sellers shall use their reasonable best efforts to obtain, as promptly as possible but in no event later than the Closing, a release of any Liens on the Shares granted under or otherwise in connection with, and any and all Liabilities and other obligations of the Transferred Companies under or otherwise in connection with, the Credit Agreement and any other financing agreements of Sun Life Financial or its Subsidiaries, in each case in a customary form (the “Debt Releases”).

ARTICLE VI

TAX MATTERS

Section 6.1    Sellers’ Responsibility for Taxes. Sellers shall bear and pay, reimburse, indemnify and hold harmless Purchaser, the Transferred Companies and their respective Affiliates from and against any and all: (a) Consolidated Income Tax Liabilities; (b) Taxes attributable to any Pre-Closing Tax Period imposed on or with respect to any Transferred Company, or with respect to the Business or any Transferred Asset, or for which any Transferred Company may be liable as transferee, successor, by Contract or otherwise, in each case, other than (i) Taxes imposed as a result of any transaction outside the Ordinary Course of Business undertaken at the direction of Purchaser that occurs on the Closing Date after the Closing, (ii) Taxes arising as a result of Purchaser’s making or causing to be made, without the prior written consent of Holdco, any election under Section 338 of the Code (or any similar provision of state, local or foreign Law) in respect of any Transferred Company, to the extent such Taxes would not have arisen on or prior to the Closing Date had such election not been made and (iii) Tax Liabilities which are specifically recorded in a general ledger account or in the supporting workpapers or other detail to a balance sheet or statutory balance sheet, in each case contained in the Books and Records, and reflected in the Closing Statement; (c) Transfer Taxes for which Sellers are liable under Section 6.7, (d) Taxes resulting from, or related to, the Restructuring Transactions; (e) excise taxes imposed under Section 4371 of the Code (including all Taxes described in IRS Revenue Ruling 2008-15) with respect to any Insurance Contract the risk for which (i) was ceded by any of the Transferred Companies to an Affiliate of a Seller at or prior to the Closing and (ii) is retroceded by such Affiliate after the Closing, but only to the extent such excise taxes are imposed solely as a result of such retrocession described in clause (ii); (f) Taxes attributable to any taxable year or period beginning on or before the Closing Date imposed on any Transferred Company under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law; (g) Taxes or Losses attributable to matters set forth in Schedule

6.1; and (h) Taxes resulting from the inclusion of any item of income in, or exclusion of any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any change in method of accounting under Section 481 of the Code (or any corresponding provision of state, local or foreign income Tax Law) elected, requested, made or imposed prior to the Closing, net of any reduction in Taxes attributable to the exclusion of any item of income from, or the allowance of any item of deduction against, taxable income for a Post-Closing Tax Period as a result of the same change in method of accounting. With respect to any Straddle Period, for purposes of this Agreement, items of income, gain, loss and deduction shall be apportioned between the Pre-Closing Tax Period and the remaining portion of such Tax year or period on the basis of a closing of the books as of the end of the Closing Date; provided that Taxes imposed on a periodic basis (such as property Taxes) and exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the Pre-Closing Tax Period and the remaining portion of such Tax year or period in proportion to the number of days in each period.

Section 6.2    Purchaser’s Responsibility for Taxes. Purchaser shall bear and pay, reimburse, indemnify and hold harmless each Seller and its Affiliates from and against any and all Taxes attributable to any Post-Closing Tax Period imposed on or with respect to any Transferred Company, or with respect to any Transferred Asset, except for any Taxes for which Sellers are liable pursuant to Section 6.1 or Section 10.1(a).

Section 6.3    Refunds; Post-Closing Date Losses. Purchaser and Sellers (including their respective Affiliates) shall each be entitled to receive and retain any refund or other reimbursement in respect of Taxes for which such party is responsible under Section 6.1, Section 6.2 or Section 6.7, as the case may be, and Purchaser, on the one hand, and Sellers, on the other hand, shall promptly (a) notify the other party of the receipt of any refund or other reimbursement to which the other party is entitled hereunder and (b) pay over such refund or other reimbursement (net of any costs attributable to the receipt of such refund or other reimbursement) to the other party within twenty (20) days of receipt. Neither Purchaser nor any Transferred Company shall, to the extent permitted by applicable Tax Law, carryback to a Pre-Closing Tax Period any item of loss, deduction or credit or any net operating loss, net capital loss or other tax credit or benefit that is attributable to, arises from or relates to any taxable period (or portion thereof) commencing after the Closing Date.

Section 6.4    Tax Returns.

(a)    Sellers shall be responsible for preparing and filing all Tax Returns (i) of the Transferred Companies that are due (taking into account extensions) on or prior to the Closing Date or (ii) that are Consolidated or Combined Returns; provided, however, that if any such Tax Return described in clause (i) hereof relates to a Tax for which Purchaser is responsible under Section 6.2, not later than thirty (30)

days prior to the due date for filing such Tax Return by Sellers, Sellers shall provide Purchaser with a copy of such Tax Return for Purchaser’s approval (such approval not to be unreasonably withheld, conditioned or delayed).

(b)    Purchaser shall be responsible for preparing and filing all other Tax Returns of the Transferred Companies; provided, however, that in the case of any such Tax Return with respect to a Pre-Closing Tax Period or a Straddle Period, not later than thirty (30) days prior to the due date for filing such Tax Return by Purchaser, Purchaser shall provide Holdco with a copy of relevant portions of the draft of such Tax Return for Holdco’s approval (such approval not to be unreasonably withheld, conditioned or delayed).

(c)    Without the prior written consent of Holdco, Purchaser shall not, and shall not permit any of its Affiliates to, amend any Tax Returns or change any Tax elections or Tax accounting methods, in each case with respect to any Transferred Company relating to a Pre-Closing Tax Period or a Straddle Period, except to the extent required by applicable Tax Law. Upon a determination by Purchaser or any such Affiliate that such amendment or changing of any Tax elections or Tax accounting methods is so required, Purchaser shall promptly notify Holdco of such determination.

(d)    Without the prior written consent of Purchaser, each Seller shall not, and shall not permit any of its Affiliates to, amend any Tax Returns with respect to any Transferred Company, or with respect to the Business or any Transferred Asset, which would reasonably be expected to, or does, increase the Tax liabilities of the Transferred Companies, Purchaser, or any of their respective Affiliates for any Post-Closing Tax Period or a Straddle Period, except to the extent required by applicable Tax Law. Upon a determination by a Seller or any such Affiliate that such amendment is so required, Holdco shall promptly notify Purchaser of such determination.

(e)    No later than five (5) Business Days following the written request of Purchaser setting forth the amount owed, Sellers shall pay to Purchaser the Taxes for which Sellers are liable pursuant to this Agreement but which are payable with any Tax Return to be filed by Purchaser or any of its Affiliates with respect to any Post-Closing Tax Period.

(f)    In the event of any disagreement between Purchaser and Holdco regarding any Tax Return furnished to the other for approval under Section 6.4(a) or Section 6.4(b) that cannot be resolved by the fifteenth (15th) day prior to the due date for filing such Tax Return, such disagreement shall be resolved by an accounting firm of international reputation mutually agreeable to Purchaser and Holdco (the “Tax Accountant”), and any such determination by the Tax Accountant shall be final and binding on the parties hereto. If the parties are unable to mutually agree on an accounting firm by the thirteenth (13th) day prior to such due date, any party may request that the ICDR appoint as Tax Accountant, within two (2) Business Days from the date of such request or as soon as practicable thereafter, an accounting firm of international reputation that is independent of the parties and impartial. Purchaser and Holdco shall, to the extent required, enter into a customary engagement letter with the Tax Accountant. The fees and expenses of the Tax Accountant shall be borne equally by Purchaser and Holdco; provided, however, that if the Tax Accountant determines that the position asserted by one of the parties in such dispute is substantially in error, then all such fees and expenses shall be borne by the party determined to be in error. If the Tax Accountant does not resolve all differences between Purchaser and Holdco with respect to such Tax Return at least five (5) days prior to the due date therefor, such Tax Return shall be filed as prepared by the party having the responsibility hereunder for filing such Tax Return and amended to reflect the Tax Accountant’s final resolution.

Section 6.5    Tax Contests.

(a)    Purchaser or Holdco, as the case may be, shall notify the other party within ten (10) Business Days after receipt by such party or any of its Affiliates of written notice of any pending United States federal, state, local or foreign Tax audit or examination or notice of deficiency or other adjustment, assessment or redetermination relating to Taxes for which such other party or its Affiliates may be responsible under Section 6.1, Section 6.2, Section 6.7 or Section 10.1 (“Tax Matters”).

(b)    Holdco shall have the sole right to control, contest, resolve and defend against any Tax Matters relating solely to Taxes of any Transferred Company for which Sellers are obligated to indemnify Purchaser under Section 6.1; provided, however, that Purchaser may participate in any such Tax Matters at its own expense; provided, further, that Holdco shall not, and shall not permit its Affiliates to, concede, settle or compromise a Tax Matter (or portion thereof) to the extent such concession, settlement or compromise could reasonably be expected to affect adversely Purchaser or its Affiliates without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

(c)    Subject to Section 6.5(d), Purchaser shall have the sole right to control all Tax Matters, and resolutions described in Section 6.10, of any Transferred Company, or with respect to the Business or any Transferred Asset, not controlled by Holdco pursuant to Section 6.5(b) or Section 6.10.

(d)    Purchaser shall not, and shall not permit its Affiliates to, concede, settle or compromise a Tax Matter (or portion thereof), or resolution described in Section 6.10, controlled by Purchaser under Section 6.5(c) or Section 6.10 to the extent such concession, settlement or compromise could reasonably be expected to affect adversely any Seller or its Affiliates without the consent of Holdco, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.6    Books and Records; Cooperation. Purchaser, on the one hand, and Sellers, on the other hand, shall (and shall cause their respective Affiliates to) (a) provide the other party and its Affiliates with such assistance as may be reasonably requested in connection with the preparation of any Tax Return of or with respect to any Transferred Company, or with respect to any Transferred Asset, or any audit or other examination by any Taxing Authority or any judicial or administrative proceeding relating to Taxes of or with respect to any Transferred Company, or with respect to any Transferred Asset and (b) retain (and provide the other party and its Affiliates with reasonable access to) all records or information which may be relevant to such Tax Return, audit, examination or proceeding; provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties.

Section 6.7    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees (including any penalties and interest with respect thereto) incurred in connection with the transactions contemplated by this Agreement (including any real property transfer tax and any similar Tax) shall be paid half by Purchaser and half by Sellers when due, and Purchaser and Sellers shall, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes and fees, and, if required by Applicable Law, Purchaser and Sellers shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation. Notwithstanding the foregoing, all transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees (including any penalties and interest with respect thereto) incurred in connection with (a) the Restructuring Transactions shall be paid by Sellers and (b) the transfer or sale of the Excluded Assets shall be paid by the transferee(s) or purchaser(s) thereof.

Section 6.8    Tax Treatment of Indemnity Payments. To the extent permitted under applicable Tax Law, the parties agree to treat any indemnity payment made under this Article VI or Article X as an adjustment to the Purchase Price for all United States federal, state, local and foreign Tax purposes, and the parties agree to, and shall cause their respective Affiliates to, file their Tax Returns accordingly.

Section 6.9    Section 1.1502-36(d) Elections. Sellers shall make, or cause to be made, (a) an election pursuant to Treasury Regulation Section 1.1502-36(d)(6)(i)(B) to reattribute the amounts (or such other amounts as agreed in writing by the parties hereto) of SLUS’ Tax attributes in the following order: (i) net operating loss carryovers, (ii) deferred deductions (including “specified policy acquisition expenses” within the meaning of Section 848 of the Code and deductions arising as a result of any change in method of accounting under Section 481 of the Code) and (iii) capital loss carryovers, each within the meaning of Treasury Regulation Section 1.1502-36(d)(4)(i)(A), (B) and (C), as set forth in Schedule 6.9 and (b) to the extent that, after taking into account the election described in clause (a), the SLUS Shares would be treated as “loss shares” as such term is defined in Treasury Regulation Section 1.1502-36(f)(7), an election pursuant to Treasury Regulation Section 1.1502-36(d)(6)(i)(A) to reduce the basis in the SLUS Shares immediately prior to the Closing to the maximum extent permitted. Schedule 6.9 shall also set forth the amounts, as of September 30, 2012, of SLUS’ capital loss carryovers, net operating loss carryovers and deferred deductions that would not have been reattributed pursuant to the election described in clause (a) of the immediately preceding sentence if the Closing had occurred on such date.

Section 6.10    Certain Insurance Contract Matters. Notwithstanding anything to the contrary in this Agreement, in the case of any potential Tax or Loss for which Sellers are obligated to indemnify Purchaser or any Purchaser Indemnified Party pursuant to this Agreement arising out of or resulting from (a) a failure of any Insurance Contract to comply with the statutes, Treasury Regulations and administrative guidance referred to in Section 3.24(k), (b) any failure of the Product Tax Administrative Processes and Procedures to comply with the requirements of Section 3.24(k)(iii) or (c) any failure of the Transferred Companies to comply with the requirements of Section 3.24(k)(vii), Holdco shall have the right to control the resolution of such potential Tax or Loss, including control of all corrective measures undertaken to remediate such failure (including obtaining remediation or other corrective relief from any Taxing Authority or remediating any failure of the Product Tax Administrative Processes and Procedures); provided, however, that to the extent that such corrective measures include obtaining remediation or other relief from a Taxing Authority or any other proceeding, Purchaser may participate in all discussions or proceedings with such Taxing Authority or in such other proceeding at its own expense, and Holdco shall not implement any such corrective measures (including the settlement or compromise of any proceeding) without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.11    Section 336(e) Election. No Seller shall make, or cause or permit any Affiliate to make, an election under Section 336(e) of the Code (or any similar provision of state, local or foreign Law) with respect to any transaction contemplated by this Agreement.

Section 6.12    Section 338 Election. Purchaser shall not make, or cause or permit any Affiliate to make, an election under Section 338 of the Code (or any similar provision of state, local or foreign Law) with respect to the transactions contemplated by this Agreement.

Section 6.13    Termination of Intercompany Tax Sharing Agreements. Prior to the Closing, all Tax allocation, Tax sharing, Tax indemnity and similar agreements, arrangements and understandings between any Transferred Company, on the one hand, and any member of the Seller Group, on the other hand, shall be terminated with respect to each Transferred Company and no Transferred Company will have any Liability under any such agreement, arrangement or understanding after the Closing.

Section 6.14    Overlap. To the extent of any inconsistency or duplication between this Article VI and Article X, this Article VI shall control as to matters relating to Taxes.

Section 6.15    Tax Reference Numbers. Not later than forty (40) days after the Contract Date, Sellers shall cause each Person transferring an Irish Transferred Asset or an Irish Assigned Contract to deliver to Purchaser, in writing, (a) such Person’s “Tax Reference Number,” within the meaning of the Stamp Duty (e-Stamping of Instruments) Regulations 2009 (S.I. No. 476 of 2009), (b) confirmation of the type of Tax to which such Tax Reference Number relates and (c) evidence of the issue of such Tax Reference Number to that Person.

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATION OF PURCHASER TO CLOSE

The obligations of Purchaser under this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by Purchaser to the extent permitted by Law:

Section 7.1    Representations, Warranties and Covenants.

(a)    Each Seller shall have performed or complied with in all material respects each of the covenants, agreements and obligations in this Agreement to be performed or complied with by it on or prior to the Closing Date;

(b)    (i) Each of the Seller Specified Representations shall be true and correct in all respects on and as of the Contract Date and on and as of the Closing Date with the same effect as though made at and as of such time; and (ii) each of the representations and warranties of Sellers contained in this Agreement (other than the Seller Specified Representations) shall be true and correct (without giving effect to any limitations as to “materiality” or “Business Material Adverse Effect” or any similar qualifier set forth therein) on and as of the Contract Date and on and as of the Closing Date with the same effect as though made at and as of such time (except for representations and warranties that are made as of a specific date which representations and warranties shall be true and correct at and as of such date), except where all failures of such representations and warranties referenced in this clause (ii) to be true and correct, have not had, and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect; and

(c) Purchaser shall have received a certificate, dated the Closing Date, and signed on behalf of Sellers by a duly authorized executive officer of Holdco, certifying the satisfaction of the conditions in Section 7.1(a) and Section 7.1(b).

Section 7.2    Other Agreements. Each Seller and its applicable Affiliates shall have executed and delivered each Ancillary Agreement to which it is a party (other than those Ancillary Agreements to be executed and delivered after the Closing Date pursuant to the terms hereof); and the Escrow Agent shall have executed and delivered the Escrow Agreement.

Section 7.3    Governmental and Regulatory Consents and Approvals. All consents and approvals of Governmental Authorities required to be made or obtained prior to the Closing that are listed in Section 3.7(a) of the Seller Disclosure Letter (other than the third item listed in Section 3.7(a) of the Seller Disclosure Letter under the heading “Michigan Office of Financial and Insurance Regulation”) and Section 4.5(a) of the Purchaser Disclosure Letter shall have been made or obtained. Such consents and approvals, as applicable, shall be in full force and effect and, if applicable, any waiting period in respect thereof (and any extensions thereof) shall have expired or otherwise been terminated without disapproval thereof.

Section 7.4    No Restraint.

(a)    No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Applicable Law restraining, enjoining, impeding or otherwise prohibiting or making unlawful the Closing or the transactions contemplated by this Agreement or the Ancillary Agreements.

(b)    There shall be no pending Action by any Governmental Authority of competent jurisdiction challenging or seeking to restrain, enjoin, impede or otherwise prohibit the Closing or the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 7.5    No Business Material Adverse Effect. Since the Contract Date, there shall not have occurred any fact, event, circumstance, effect, development, occurrence or condition of any character that has had, or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 7.6    No Burdensome Condition. No Burdensome Condition shall have been imposed.

Section 7.7    Quasi-Reorganization. The Delaware Department of Insurance shall have approved a restatement of SLUS’ gross paid-in and contributed surplus and unassigned funds (surplus) under a quasi-reorganization in accordance with the Statement of Statutory Accounting Principles No. 72 to become effective as of or immediately following the Closing, such that SLUS’ unassigned funds (surplus) immediately following the Closing will be equal to zero dollars ($0).

Section 7.8    Restructuring Transactions. Each of the Restructuring Transactions (other than those Restructuring Transactions identified as items 8 and 9 on Schedule 1.1(eeeee)) shall have been consummated in accordance with Schedule 1.1(eeeee).

Section 7.9    Debt Releases. Holdco or any of its Affiliates shall have received the Debt Releases, if any.

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATION OF SELLERS TO CLOSE

The obligations of Sellers under this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by them to the extent permitted by Law:

Section 8.1    Representations, Warranties and Covenants.

(a)    Purchaser shall have performed or complied with in all material respects each of the covenants, agreements and obligations in this Agreement to be performed or complied with by it on or prior to the Closing Date;

(b)    (i) Each of the Purchaser Specified Representations shall be true and correct in all respects on and as of the Contract Date and on and as of the Closing Date with the same effect as though made at and as of such time; and (ii) each of the representations and warranties of Purchaser contained in this Agreement (other than the Purchaser Specified Representations) shall be true and correct (without giving effect to any limitations as to “materiality” or “Purchaser Material Adverse Effect” or any similar qualifier set forth therein) on and as of the Contract Date and on and as of the Closing Date with the same effect as though made at and as of such time (except for representations and warranties that are made as of a specific date which representations and warranties shall be true and correct at and as of such date), except where all failures of such representations and warranties referenced in this clause (ii) to be true and correct, have not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect; and

(c)    Holdco shall have received a certificate, dated the Closing Date, and signed on behalf of Purchaser by a duly authorized executive officer of Purchaser, certifying the satisfaction of the conditions in Section 8.1(a) and Section 8.1(b).

Section 8.2    Other Agreements. Each of Purchaser and its applicable Affiliates shall have executed and delivered each Ancillary Agreement to which it is a party (other than those Ancillary Agreements to be executed and delivered after the Closing Date pursuant to the terms hereof).

Section 8.3    Governmental and Regulatory Consents and Approvals. All consents and approvals of Governmental Authorities required to be made or obtained prior to the Closing that are listed in Section 3.7(a) of the Seller Disclosure Letter (other than (a) the first item listed in Section 3.7(a) of the Seller Disclosure Letter under the heading “Delaware Department of Insurance” and the third item listed in Section 3.7(a) of the Seller Disclosure Letter under the heading “Michigan Office of Financial and Insurance Regulation”) and Section 4.5(a) of the

Purchaser Disclosure Letter shall have been made or obtained. Such consents and approvals, as applicable, shall be in full force and effect and, if applicable, any waiting period in respect thereof (and any extensions thereof) shall have expired or otherwise been terminated without disapproval thereof.

Section 8.4    No Restraint.

(a) No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Applicable Law restraining, enjoining, impeding or otherwise prohibiting or making unlawful the Closing or the transactions contemplated by this Agreement or the Ancillary Agreements.

(b) There shall be no pending Action by any Governmental Authority of competent jurisdiction challenging or seeking to restrain, enjoin, impede or otherwise prohibit the Closing or the transactions contemplated by this Agreement or the Ancillary Agreements.

ARTICLE IX

SURVIVAL

Section 9.1    Survival of Representations, Warranties, Covenants and Certain Indemnities.

(a)    All representations and warranties of Sellers and Purchaser contained in this Agreement shall survive the Closing and shall survive in full force and effect until the date that is eighteen (18) months after the Closing Date; except (i) the representations and warranties in Section 3.1 (Organization, Standing and Authority), Section 3.2 (Authorization), Section 3.3 (Capitalization; Title to Shares) and Section 3.29 (Brokers and Finders) (collectively, the “Seller Specified Representations”) and Section 4.1 (Organization, Standing and Authority), Section 4.2 (Authorization) and Section 4.9 (Brokers and Finders) (collectively, the “Purchaser Specified Representations”) shall survive the Closing indefinitely (or until the latest date permitted by Applicable Law); (ii) the representations and warranties made in Section 3.24 (Tax Matters), other than Section 3.24(k), and Section 3.16 (Employee Plans) shall survive until the date that is ninety (90) days after the expiration of the applicable statute of limitations taking into account any extension or waivers thereof; and (iii) the representations and warranties made in Section 3.24(k) shall survive until the date that is four (4) years after the Closing Date.

(b)    With respect to the certification as to the satisfaction of a condition set forth in Section 7.1(b)(ii) contained in the certificate described in Section 7.1(c), and with respect to the certification as to the satisfaction of a condition set forth in Section 8.1(b)(ii) contained in the certificate described in Section 8.1(c), such certificate shall survive for the same period as the representation and warranty underlying the condition, as determined in accordance with Section 9.1(a). With respect to the certification as to the satisfaction of a condition set forth in Section 7.1(a) contained in the certificate described in Section 7.1(c), such certificate shall survive the Closing for three (3) years. With respect to the certification as to the satisfaction of a condition set forth in Section 8.1(a) contained in the certificate described in Section 8.1(c), such certificate shall survive the Closing for three (3) years.

(c)    All covenants and agreements to be performed following the Closing shall survive the Closing (or until the latest date permitted by Applicable Law) and remain in effect until fully performed; provided that if a covenant has a performance date specified in this Agreement, the performance of such covenant shall not be extended and nothing shall prohibit Purchaser from submitting any indemnification claim with respect to a covenant having a specified period after the expiration of such specified period. Covenants and agreements to be fully performed at or prior to the Closing shall survive the Closing for three (3) years after the Closing Date, it being agreed that in no event shall the foregoing (i) apply to Section 5.12(a), Section 5.29 or Section 5.30, which shall survive the Closing indefinitely (or until the latest date permitted by Applicable Law) and (ii) limit in any respect Purchaser’s right to indemnification pursuant to Section 10.1(a)(i).

ARTICLE X

INDEMNIFICATION AND OTHER RIGHTS

Section 10.1    Obligation to Indemnify.

(a)    Subject to the limitations on survival set forth in Article IX and to the limitations set forth in this Article X, after the Closing, Sellers shall indemnify, defend and hold harmless Purchaser, the Transferred Companies, their respective Affiliates, successors and permitted assigns and their respective directors, officers and employees (collectively, the “Purchaser Indemnified Parties”) from and against any Losses asserted against, imposed on or sustained, incurred or suffered by any Purchaser Indemnified Party to the extent arising from, based on or relating to:

(i)    any Excluded Liability or any other matter related to the Medium-Term Note Program;

(ii)    any breach, failure, nonfulfillment or default by any Seller in the performance of or compliance with any of the covenants or agreements of any Seller contained in this Agreement;

(iii)    any breach of or inaccuracy in any Seller Specified Representation made by Sellers in this Agreement (determined without regard to any qualification or references to “Business Material Adverse Effect,” “material,” “materially” or other materiality qualifications or references contained in any specific representation or warranty) or the certificate described in Section 7.1(c) (but only to the extent such certificate relates to the Seller Specified Representations); or

(iv)    any breach of or inaccuracy in any representation or warranty (other than the Seller Specified Representations) made by Sellers in this Agreement (except in the case of Section 3.18(b), the final sentence of Section 3.19(a) and the penultimate sentence of Section 3.19(b), determined without regard to any qualification or references to “Business Material Adverse Effect,” “material,” “materially” or other materiality qualifications or references contained in any specific representation or warranty) or the certificate described in Section 7.1(c) (but only to the extent such certificate relates to the representations and warranties of Sellers other than the Seller Specified Representations).

As used in this Agreement, “Loss” and/or “Losses” shall mean losses (including losses attributable to reasonably foreseeable lost profits), Taxes, liabilities, damages, costs, charges, expenses (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys’, actuaries’, accountants’ and other professionals’ fees, disbursements and expenses), settlement payments, awards, judgments, fines, interest and penalties, but shall not include (A) any measure of diminution of value or contingent damages (in each case, other than to the extent constituting reasonably foreseeable lost profits), or (B) punitive or exemplary damages; except, with respect to amounts described in the foregoing clauses (A) and (B), for any such amounts that are payable by an Indemnified Party to a third party not affiliated with the relevant Indemnified Party.

(b)    Subject to the limitations on survival set forth in Article IX and to the limitations set forth in this Article X, after the Closing, Purchaser shall indemnify, defend and hold harmless each of Sellers and their respective Affiliates, successors and permitted assigns and their respective directors, officers and employees (collectively, the “Seller Indemnified Parties”) from and against any Losses asserted against, imposed on or sustained, incurred or suffered by any Seller Indemnified Party to the extent arising from, based on or relating to:

(i)    any Assumed Liability;

(ii)    any breach, failure, nonfulfillment or default by Purchaser in the performance of or compliance with any of the covenants or agreements of Purchaser contained in this Agreement;

(iii)    any breach of or inaccuracy in any Purchaser Specified Representation made by Purchaser in this Agreement (determined without regard to any qualification or references to “material,” “materially” or other materiality qualifications or references contained in any specific representation or warranty) or the certificate described in Section 8.1(c) (but only to the extent such certificate relates to the Purchaser Specified Representations); or

(iv)    any breach of or inaccuracy in any representation or warranty (other than the Purchaser Specified Representations) made by Purchaser in this Agreement (determined without regard to any qualification or references to “material,” “materially” or other materiality qualifications or references contained in any specific representation or warranty) or the certificate described in Section 8.1(c) (but only to the extent such certificate relates to the representations and warranties of Purchaser other than the Purchaser Specified Representations).

Section 10.2    Claims Notice.

(a)    In the event that any Purchaser Indemnified Party or Seller Indemnified Party determines to assert a claim for indemnification hereunder arising from, based on or relating to a claim or demand made, or an Action or investigation instituted, by any Person not either a party to this Agreement or an Affiliate of a party to this Agreement that may result in a

Loss for which indemnification may be claimed under this Article X (a “Third Party Claim”), such party seeking indemnification (the “Indemnified Party”) shall, as promptly as practicable after making such determination, give written notice (a “Claims Notice”) to the other party (the “Indemnifying Party”). Such Claims Notice shall specify in reasonable detail to the extent practicable, based on then available information, the facts constituting the basis for, and a good faith estimate of the amount of, the claim asserted; provided, however, that the failure by any Indemnified Party to notify the Indemnifying Party as promptly as practicable shall not relieve the Indemnifying Party of its indemnification obligations except and only to the extent that the Indemnifying Party is actually prejudiced by such failure. An Indemnifying Party shall have no obligation whatsoever to indemnify an Indemnified Party if a Claims Notice containing the information specified above is not received by the Indemnifying Party prior to the termination of the applicable periods described in Section 9.1; provided, however, that if, prior to such applicable date, a party hereto shall have notified the other party hereto in good faith in accordance with the requirements of this Section 10.2(a) of a claim for indemnification under this Article X (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Article X notwithstanding the passing of any such applicable date. The parties acknowledge and agree that the indemnification claims under clauses (i) and (iii) of Section 10.1(a) and clauses (i) and (iii) of Section 10.1(b) shall survive the Closing and continue in perpetuity or until the last date permitted by Applicable Law.

(b)    Subject to the provisions of Section 10.2(c), upon receipt of a Claims Notice the Indemnifying Party shall have the right to assume the defense and control of Third Party Claims at its own expense as provided in this Section 10.2(b). In the event the Indemnifying Party exercises such right to assume the defense and control of a Third Party Claim, the Indemnified Party shall have the right but not the obligation to participate in (but not control) the defense of Third Party Claims with its own counsel and at its own expense; provided, however, that the Indemnifying Party shall bear the reasonable fees, costs and expenses of one (1) such separate counsel if (i) an actual or potential conflict of interest makes representation by the same counsel inappropriate or (ii) the Indemnifying Party shall have authorized the Indemnified Party to employ separate counsel at the Indemnifying Party’s expense. The Indemnifying Party shall be liable for the reasonable fees and expenses of external counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense of a Third Party Claim. Any election by an Indemnifying Party to assume the defense of a Third Party Claim must be delivered by the Indemnifying Party to the Indemnified Party within thirty (30) days after receipt of the Indemnified Party’s Claims Notice, and failure on the part of the Indemnifying Party to send such notice within such thirty (30) day period shall be deemed an election not to assume the defense of such Third Party Claim. If the Indemnifying Party elects to assume the defense of a Third Party Claim, then the Indemnified Party shall, and shall cause each of its Representatives, Affiliates and permitted assigns to, reasonably cooperate with the Indemnifying Party in the defense of any such Third Party Claim (including by forwarding letters, notices, demands and other correspondence relating to the subject matter of the Third Party Claim to the Indemnifying Party and, upon the reasonable request of the Indemnifying Party, making reasonably available books, records and personnel with respect to the subject matter of such Third Party Claim).

(c)    If the Indemnifying Party has assumed the defense of a Third Party Claim and is in compliance with its obligations under Section 10.2(b) (or if the thirty (30)-day period described in Section 10.2(b) has not yet elapsed), the Indemnified Party shall not consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim as to which the Indemnifying Party has assumed the defense in accordance with the terms of Section 10.2(b), without the consent of any Indemnified Party, but only to the extent that such settlement or entry of judgment:

(i)    does not involve any finding or admission of any violation of Applicable Law or admission of any wrongdoing or any violation of the rights of any Person and does not include a statement or admission of fault, culpability or failure to act by or on behalf of any Indemnified Party;

(ii)    does not subject the Indemnified Party to any injunctive relief or other equitable remedy and does not encumber any of the assets of any Indemnified Party or result in any restriction or condition that would apply to or affect any Indemnified Party or the conduct of any Indemnified Party’s business;

(iii)    does not affect any other claims that may be made against the Indemnified Party in a manner adverse to such Indemnified Party; and

(iv)    provides, as a condition of such settlement or entry of judgment, a complete and unconditional release of, or dismissal with prejudice of claims against, any Indemnified Party potentially affected by such Third Party Claim from any and all Liabilities in respect of such Third Party Claim;

provided, further, that the Indemnifying Party shall pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement or judgment (unless otherwise provided in such settlement or judgment).

(d)    If the Indemnifying Party elects not to defend the Indemnified Party against a Third Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, then the Indemnified Party shall have the right but not the obligation to assume its own defense, but in such case, without in any way waiving or otherwise affecting the Indemnified Party’s rights to indemnification pursuant to this Agreement.

(e)    Sellers shall be entitled to deliver to Purchaser, from time to time at or after the Closing, an irrevocable notice acknowledging and agreeing that specified Liabilities constitute Excluded Litigation Liabilities, Excluded Escheat Liabilities or Excluded Environmental Liabilities. For the avoidance of doubt, in the event of such notice, the other applicable provisions of clauses (b) and (c) of this Section 10.2 shall continue to apply. For purposes of this Section 10.2, Purchaser shall be deemed to have delivered to Holdco, a Claims Notice in respect of all such specified Liabilities effective as of the delivery of such notice, and

Sellers shall be deemed to have delivered to Purchaser the notice of the election described in Section 10.2(b) with respect to such specified Liabilities.

Section 10.3    Procedures for Direct Claims. In the event any Indemnified Party shall determine to assert a claim that does not involve a Third Party Claim for indemnity against any Indemnifying Party, the Indemnified Party shall deliver written notice of such claim to the Indemnifying Party as promptly as practicable after making such determination. Such notice shall specify in reasonable detail, to the extent practicable, based on then available information, the facts constituting the basis for, and a good faith estimate of the amount of, the claim asserted; provided, however, that the failure by any Indemnified Party to notify the Indemnifying Party as promptly as practicable shall not relieve the Indemnifying Party of its indemnification obligation except and only to the extent that the Indemnifying Party is actually prejudiced by such failure. An Indemnifying Party shall have no obligation whatsoever to indemnify an Indemnified Party if the written notice described in this Section 10.3 is not received by the Indemnifying Party prior to the termination of the applicable periods described in Section 9.1; provided, however, that if, prior to such applicable date, a party hereto shall have notified the other party hereto in accordance with the requirements of this Section 10.3 of a claim for indemnification under this Article X, such claim shall continue to be subject to indemnification in accordance with this Article X notwithstanding the passing of any such applicable date.

Section 10.4    Indemnification Payments. Any payment arising under this Article X shall be made by wire transfer of immediately available funds to such account or accounts as the Indemnified Party shall designate to the Indemnifying Party in writing; provided that such payments shall be made, without duplication, to an Indemnified Party.

Section 10.5    Limitations on Indemnification Obligations. In addition to any other limitations contained in Article IX and Article X hereof, the obligations of Sellers and Purchaser to indemnify any Purchaser Indemnified Party or Seller Indemnified Party, as the case may be, are subject to, and limited by, the following:

(a)    Except with respect to Losses related to any breach or inaccuracy in any representations or warranties in Section 3.24, Sellers shall not be obligated to provide indemnification pursuant to Section 10.1(a)(iv) with respect to any claim (or series of related claims arising from substantially the same or related underlying facts, events or circumstances), unless such claim (or series of related claims arising from substantially the same or related underlying facts, events or circumstances) involves Losses in excess of one hundred thousand dollars ($100,000) (nor shall any such claim or series of related claims that do not meet the one hundred thousand dollars ($100,000) threshold be applied or considered for purposes of calculating the aggregate dollar amount of Losses for which indemnification is provided under clause (b) below or be applied as Losses under clause (c) below with respect to the Cap);

(b)    Except with respect to Losses related to any breach or inaccuracy in any representations or warranties in Section 3.24, Sellers shall be obligated to provide indemnification pursuant to Section 10.1(a)(iv) only if the aggregate dollar amount of Losses for which indemnification is provided under Section 10.1(a)(iv) (counting only those Losses that arise with respect to a claim or series of related claims arising from substantially the same or related underlying facts, events or circumstances that involves Losses in excess of one hundred thousand dollars ($100,000)) exceeds an amount equal to twenty million dollars ($20,000,000) (the “Threshold Amount”), after which the Purchaser Indemnified Parties shall be entitled to receive the entire amount of any such Losses, including the Threshold Amount.

(c)    Except with respect to Losses related to any breach or inaccuracy in any representations or warranties in Section 3.24, the maximum aggregate liability of Sellers for indemnification for all Losses pursuant to Section 10.1(a)(iv) shall be an amount equal to thirty five percent (35%) of the Purchase Price as finally adjusted in accordance with Section 2.5 (the “Cap”).

(d)    If an Indemnifying Party shall, following receipt of a Claims Notice, request in writing that an Indemnified Party take steps to mitigate its Losses subject to indemnification hereunder by the Indemnifying Party, such Indemnified Party shall use its commercially reasonable efforts to take, or to cause its Affiliates to take, in consultation with and as directed by such Indemnifying Party, such reasonable steps to mitigate such Losses, so long as and to the extent the Indemnifying Party promptly reimburses the Indemnified Party for any reasonable, out-of-pocket costs and expenses incurred by the Indemnified Party in taking such mitigation steps hereunder. In the event that such a written request is not made by an Indemnifying Party and an Indemnified Party determines to mitigate its Losses that are subject to indemnification hereunder by the Indemnifying Party, the Indemnified Party shall be entitled to prompt reimbursement for any reasonable, out-of-pocket costs and expenses incurred by such Indemnified Party in providing its mitigation actions; provided that such Indemnified Party shall have received the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the Indemnifying Party, and such mitigation actions shall be reasonably within the scope of such consent. This Section 10.5(d) shall not apply with respect to Losses related to Taxes.

(e)    The amount of any indemnification payments finally determined to be due to any Indemnified Party pursuant to this Article X or Article VI shall be reduced by an amount equal to the net amount of any reduction of Taxes attributable to the Loss with respect to which the payment is made that is actually realized by the Indemnified Party (or, in the case of consolidated, combined or unitary Taxes, by the affiliated group of which the Indemnified Party is a member) in the taxable year in which the Loss is incurred. Each Loss shall be increased by the net amount of any increase in Taxes attributable to the receipt of any indemnification payment with respect to such Loss (including Taxes attributable to the increase in the indemnification payment pursuant to this sentence) that is actually incurred by the Indemnified Party (or, in the case of consolidated, combined or unitary Taxes, by the affiliated group of which the Indemnified Party is a member) in the taxable year in which the payment is received or accrued.

(f)    Except with respect to Taxes, upon making any indemnification payment, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party not affiliated with such Indemnified Party in respect of the Loss to which the payment relates. Each such Indemnified Party and Indemnifying Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation rights.

(g)    The amount of any Losses sustained by an Indemnified Party and owed by an Indemnifying Party shall be reduced by (i) the net amount of any insurance proceeds actually received by an Indemnified Party with respect to such Loss (calculated net of the reasonable out-of-pocket expenses incurred by such Person in collecting such amount) and (ii) the net amount of any indemnity payment, contribution or other similar payment an Indemnified Party actually received from any third party not affiliated with such Indemnified Party with respect to such Loss. The Indemnified Party shall use reasonable best efforts to collect any amounts available under such insurance or reinsurance coverage and from such other party alleged to have responsibility. If the Indemnified Party receives an amount under insurance or reinsurance coverage or from such other party with respect to Losses sustained at any time subsequent to any indemnification actually having been paid pursuant to this Article X, then such Indemnified Party shall promptly reimburse by that amount the applicable Indemnifying Party for any such indemnification payment actually made by such Indemnifying Party, net of any reasonable out-of-pocket expenses incurred by the Indemnified Party in collecting such amount; provided, however, that by having received proceeds from the making of any such claims, the Indemnifying Party agrees to reimburse the Indemnified Party for any increased out-of-pocket costs incurred by it as a result of such claims, including any retroactive or prospective premium adjustments associated with such coverage, as such amounts are determined in accordance with those policies and programs generally applicable from time to time; and provided, further, that the Indemnified Party shall not be required to make any claims if, and to the extent that, such claims are covered by insurance policies maintained by the Indemnifying Party or any of its Affiliates.

(h)    For the avoidance of doubt, in the event that a Loss was specifically recorded in a general ledger account or in the supporting workpapers or other detail to a balance sheet or statutory balance sheet, in each case contained in the Books and Records, and reflected in the Closing Statement, the amount of any Losses that are subject to an indemnification obligation set forth in this Article X shall be reduced by the amount reserved for such Loss in the Closing Statement.

(i)    If any Loss is indemnifiable pursuant to Section 10.1(a)(i), Purchaser shall not be entitled to indemnification with respect to any such Loss pursuant to Section 10.1(a)(ii), Section 10.1(a)(iii) or Section 10.1(a)(iv).

(j)    Purchaser shall not be obligated to provide indemnification pursuant to Section 10.1(b)(iv) with respect to any claim (or series of related claims arising from substantially the same or related underlying facts, events or circumstances), unless such claim (or series of related claims arising from substantially the same or related underlying facts, events or circumstances) involves Losses in excess of one hundred thousand dollars ($100,000) (nor shall any such claim or series of related claims that do not meet the one hundred thousand dollars ($100,000) threshold be applied or considered for purposes of calculating the aggregate dollar amount of Losses for which indemnification is provided under Section 10.5(k) below or be applied as Losses under clause Section 10.5(l) below with respect to the Cap).

(k)    Purchaser shall be obligated to provide indemnification pursuant to Section 10.1(b)(iv) only if the aggregate dollar amount of Losses for which indemnification is provided under Section 10.1(b)(iv) (counting only those Losses that arise with respect to a claim or series of related claims from substantially the same or related underlying facts, events or circumstances that involves Losses in excess of one hundred thousand dollars ($100,000)) exceeds an amount equal to the Threshold Amount, after which the Seller Indemnified Parties shall be entitled to receive the entire amount of any such Losses, including the Threshold Amount.

(l)    The maximum aggregate liability of Purchaser for indemnification for all Losses pursuant to Section 10.1(b)(iv) shall be an amount equal to the Cap.

(m)    In the event that a party hereto: (i) consolidates with or amalgamates, combines or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation, amalgamation, combination or merger; or (ii) sells, transfers, pledges or otherwise disposes of all or substantially all of its properties, assets (including portfolio investments) or capital stock of its subsidiaries (whether in one transaction or a series of related transactions) to one or more Persons, then, and in each such case, proper provision shall be made prior to the consummation of any such transaction so that each such Person shall assume by a written instrument entered into for the benefit of, and enforceable by, the other party hereto the obligations of such party set forth in this Article X or Article VI.

(n)    XXXXX (provision redacted in its entirety due to commercially sensitive information)

Section 10.6    Right to Indemnification. Notwithstanding any other provision in this Agreement to the contrary, the rights of the Indemnified Parties under this Article X and Article VI shall not be affected by any investigation conducted, or any knowledge acquired (or capable of being acquired), at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, including with respect to any information provided under Section 5.24 and, with respect to the accuracy or inaccuracy of or compliance with, any of the representations and warranties set forth in this Agreement. The waiver of any condition based on the accuracy of any representation or warranty set forth in this Agreement, or on the performance of or compliance with any covenant, agreement, condition and obligation set forth in this Agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants, agreements, conditions and obligations.

Section 10.7    Exclusive Remedy. If the Closing occurs, the indemnities provided for in this Article X and Article VI shall be, in the absence of fraud or intentional breach, the sole and exclusive remedy of the parties hereto and their respective Indemnified Parties for any breach of or inaccuracy in any representation or warranty or any breach, failure, nonfulfillment or default in the performance of any of the covenants or agreements contained in this Agreement, except, in each case, for the remedies of injunction and specific performance under Section 12.9. For the avoidance of doubt, the provisions of this Article X shall not be applicable to Article VI except as expressly provided herein, or Article II.

ARTICLE XI

TERMINATION PRIOR TO CLOSING

Section 11.1    Termination of Agreement. This Agreement may be terminated prior to the Closing:

(a)    by Holdco or Purchaser in writing, if there shall be any Applicable Law enacted, issued, promulgated, enforced or entered by any Governmental Authority of competent jurisdiction binding on Purchaser or any of Sellers, which restrains, enjoins, impedes or otherwise prohibits or makes unlawful the Closing or the transactions contemplated by this Agreement or the Ancillary Agreements; provided that Purchaser or the applicable Seller, as the case may be, shall have used its reasonable best efforts to have any such Applicable Law vacated and the same shall not have been lifted by the Outside Date, subject to the terms and conditions of this Agreement;

(b)    by either of Holdco or Purchaser in writing, if the Closing has not occurred on or before the last day of the month in which the seven (7) month anniversary of the Contract Date occurs (the “Outside Date”) unless the absence of such occurrence shall be due to the failure of the party seeking to terminate this Agreement (or any of its Affiliates) materially to perform its obligations under this Agreement required to be performed by it on or prior to the Outside Date; provided, however, that if the Closing hereunder has not occurred due solely to the failure of a party to receive a consent or approval from a Governmental Authority required pursuant to Section 7.3 or Section 8.3, as applicable, the parties agree to extend the Outside Date to the last day of the month that is sixty (60) days after the month in which the Outside Date occurs and to continue to use their respective reasonable best efforts to obtain such consent or approval;

(c)    by Purchaser, if Sellers (i) fail to comply with or perform any of their respective agreements, covenants, conditions or obligations hereunder that are required to be performed or complied with by Sellers prior to the date of such termination or (ii) breach of any of their representations or warranties contained herein or if any such representations or warranties become inaccurate, in the case of each of clauses (i) and (ii), so as to cause a condition to Closing to be incapable of satisfaction, and such noncompliance, nonperformance, breach or inaccuracy is either not capable of being cured prior to the Closing or if such breach is capable of being cured, is not so cured within thirty (30) days following receipt by Holdco of written notice from Purchaser requesting such breach to be cured (or such lesser period if such thirty (30) day period would otherwise lapse beyond the Outside Date); or

(d)    by Holdco, if Purchaser (i) fails to comply with or perform any of its agreements, covenants, conditions or obligations hereunder that are required to be performed or complied with by Purchaser prior to the date of such termination or (ii) breach of any of its representations or warranties contained herein or if any such representations or warranties become inaccurate, in the case of each of clauses (i) and (ii), so as to cause a condition to Closing to be incapable of satisfaction, and such noncompliance, nonperformance, breach or inaccuracy is either not capable of being cured prior to the Closing or if such breach is capable of being cured, is not so cured within thirty (30) days following receipt by Purchaser of written notice from Holdco requesting such breach to be cured (or such lesser period if such thirty (30) day period would otherwise lapse beyond the Outside Date); or

(e)    by mutual written consent of Holdco and Purchaser.

Section 11.2    Notice of Termination. Any party desiring to terminate this Agreement pursuant to Section 11.1 (other than Section 11.1(e)) shall give written notice of such termination to the other parties hereto.

Section 11.3    Effect of Termination; Survival. If this Agreement is terminated as provided in Section 11.1, this Agreement shall become null and void and of no further force and effect and no party hereto shall have any Liability to any other party hereto or their respective Affiliates, shareholders, partners, managers, Representatives or controlling persons (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), except that:

(a)    nothing in this Section 11.3 shall relieve any party hereto from Liability prior to such a termination arising out of such party’s fraud or intentional breach of any of its representations, warranties, covenants or other agreements contained in this Agreement; and

(b)    the provisions of this Section 11.3, Article I, and Article XII (excluding Section 12.1, Section 12.7 and Section 12.9) and any confidentiality obligations of the parties hereof (arising under this Agreement or under the Confidentiality Agreement) shall remain in full force and effect and shall survive the termination of this Agreement.

ARTICLE XII

MISCELLANEOUS

Section 12.1    Publicity. Except for (a) releases or announcements as may otherwise be required by Applicable Law (including pursuant to the rules of any Self-Regulatory Organization on which the securities of a relevant party are listed) or (b) such other public communications to the extent reasonably necessary in order to perform a party’s obligations, and to enforce a party’s rights and remedies, under this Agreement or any of the Ancillary Agreements or the transactions contemplated hereby or thereby, no release, announcement or communication concerning this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby shall be made by Purchaser or its Affiliates without the prior written approval of Holdco, or by Sellers or any of their respective Affiliates without the prior written approval of Purchaser, which approval, in either case, shall not be unreasonably withheld, conditioned or delayed. The parties hereto shall cooperate with each other in making any release, announcement or communication.

Section 12.2    Confidentiality. In addition and subject to the covenants and limitations contained in Section 5.4 hereof, the parties agree that, other than as agreed or as required to implement the transactions contemplated hereby, the parties will keep confidential the terms and conditions of this Agreement and the Ancillary Agreements, including the Exhibits and Schedules hereto and thereto, and any written, oral or other information related to the negotiation hereof and thereof, except (a) as otherwise required by Applicable Law (including pursuant to the rules of any Self-Regulatory Organization on which the securities of a relevant party are listed), (b) as requested or required by a Governmental Authority or (c) to the extent reasonably necessary in order to perform their obligations, and to enforce their rights and remedies, under this Agreement or any of the Ancillary Agreements or the transactions contemplated hereby or thereby; provided, however, that in the case of either clause (a) or clause (b) above such disclosing party shall provide prompt notice of such request or requirement to the other party so that such other party may, at its option and at its own expense, seek an appropriate protective order or other remedy to assure that any confidential information will be accorded confidential treatment.

Section 12.3    Notices. All notices, requests, claims, demands and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given:

(a)    if to Holdco:

Sun Life of Canada (U.S.) Holdings, Inc.

One Sun Life Executive Park

Wellesley Hills, MA 02481

Facsimile:	(781) 446-1117
Attention:	General Counsel

if to US OPS:

Sun Life Assurance Company of Canada—U.S. Operations Holdings Inc.

One Sun Life Executive Park

Wellesley Hills, MA 02481

Facsimile:	(781) 446-1117
Attention:	General Counsel

if to SLA:

Sun Life Assurance Company of Canada

150 King Street West

Toronto, ON M5H 1J9, Canada

Facsimile:	(416) 979-3209
Attention:	General Counsel

with copies (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Facsimile:	XXXXXXXXXXXXXXX (redacted facsimile number)
Attention:	XXXXXXXXXXXXXXX (redacted name)

if to Purchaser:

Delaware Life Holdings, LLC

401 Pennsylvania Pkwy

Suite 300

Indianapolis, IN 46280

Facsimile:	XXXXXXXXXXXXXXX (redacted facsimile number)
Attention:	XXXXXXXXXXXXXXX (redacted name)

if to XXXXX (redacted defined term)

XXXXXXXXXXXXXXX

XXXXXXXXXXXXXXX (redacted name and address)

Facsimile:	XXXXXXXXXXXXXXX (redacted facsimile number)
Attention:	XXXXXXXXXXXXXXX (redacted name)

if to XXXXX (redacted defined term)

XXXXXXXXXXXXXXX

XXXXXXXXXXXXXXX (redacted name and address)

Facsimile:	XXXXXXXXXXXXXXX (redacted facsimile number)
Attention:	XXXXXXXXXXXXXXX (redacted name)

if to XXXXX (redacted defined term)

XXXXXXXXXXXXXXX

XXXXXXXXXXXXXXX (redacted name and address)

Facsimile:	XXXXXXXXXXXXXXX (redacted facsimile number)
Attention:	XXXXXXXXXXXXXXX (redacted name)

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Facsimile:	XXXXXXXXXXXXXXX (redacted facsimile number)
Attention:	XXXXXXXXXXXXXXX (redacted name)

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, NW

Washington, DC 20005

Facsimile:	XXXXXXXXXXXXXXX (redacted facsimile number)
Attention:	XXXXXXXXXXXXXXX (redacted name)

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto in accordance with this Section 12.3. All such notices, requests, claims, demands and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request, claim, demand or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 12.4    Entire Agreement. This Agreement (and the Ancillary Agreements, the Confidentiality Agreement and the other agreements contemplated hereby and thereby, and the Exhibits and Schedules hereto and thereto) contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, written or oral, with respect thereto, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, and shall be interpreted without reference to any prior drafts hereof. The inclusion of any item in the Schedules or Exhibits hereto is not evidence of the materiality of such item for the purposes of this Agreement or any other purpose, and shall not be considered as evidence that such item was required to be disclosed therein.

Section 12.5    Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties hereto or their respective successors in interest, or, in the case of a waiver, by the party waiving compliance. No failure or delay on the part of any party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and, unless provided otherwise in this Agreement, including Section 10.7 hereof, are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.

Section 12.6 Governing Law; Submission to Jurisdiction.

(a)    THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED THAT 6 DEL. C. § 2708, WHICH PROVIDES FOR ENFORCEMENT OF DELAWARE CHOICE OF LAW WHETHER OR NOT THERE ARE OTHER RELATIONSHIPS WITH DELAWARE, SHALL APPLY.

(b)    Subject to Section 2.5, Section 6.4(f) and Section 12.6(d), each of the parties hereto hereby irrevocably and unconditionally:

(i)    submits for itself and its property to the exclusive jurisdiction of the Delaware Court of Chancery, or if the Delaware Court of Chancery lacks jurisdiction of the subject matter, the United States District Court for the District of Delaware, or if both the Delaware Court of Chancery and the United States District Court for the District of Delaware lack jurisdiction of the subject matter, any court of competent jurisdiction sitting in the State of Delaware (together with any appellate courts therefrom, the “Permitted Courts”) in any action directly or indirectly arising out of this Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof, or any transaction contemplated by this Agreement;

(ii)    waives any objection that it may now or hereafter have, and agrees not to assert as a defense that (A) it is not subject to the jurisdiction of the Permitted Courts, (B) the action may not be brought or is not maintainable in the Permitted Courts or (C) the venue thereof may not be appropriate or convenient, that this Agreement may not be enforced in or by the Permitted Courts, or the courts of another jurisdiction may be more convenient;

(iii)    consents to and grants the Permitted Courts jurisdiction over the person of such parties and over the subject matter of any such dispute and agrees that mailing of process or other papers in connection with any action in the manner provided in Section 12.3 or in such other manner as may be permitted by law or applicable rules of procedure, shall be valid and sufficient service thereof;

(iv)    agrees that the final judgment of the Permitted Courts shall be enforceable in any court having jurisdiction over the relevant party or any of its assets; and

(v)    in any case between the parties that is proceeding before the Delaware Court of Chancery, waives any right to remove any action from the Delaware Court of Chancery to any federal court.

(c)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS

AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 12.6.

(d)    Sellers and Purchaser acknowledge and agree that any and all disputes arising from, based on or relating to the performance by SLNY or SLCT under the SLNY Group Reinsurance Agreement, SLNY Administrative Services Agreement, SLNY Renewal Rights Agreement, or the SLNY Recapture and Termination Agreement (the “SLNY Agreements”) must be submitted by the parties to those agreements to binding arbitration pursuant to the respective terms of those agreements, and that proceedings to resolve such disputes may not be brought under this Agreement. For the avoidance of doubt, proceedings shall not be brought under this Agreement by the parties to this Agreement concerning disputes relating to the breach, termination, validity, interpretation or enforcement of the SLNY Agreements, including all claims arising from, based on or relating to the payment of amounts due or alleged to be due under any of the SLNY Agreements, the provision or failure to provide administrative services, credit for reinsurance, or the indemnification and recapture rights set forth in any of the SLNY Agreements.

Section 12.7    Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by the parties and their respective successors, permitted assigns and legal representatives. Unless otherwise provided herein, neither this Agreement nor any right or obligation hereunder, may be assigned by any party (in whole or in part) without the prior written consent of the other parties hereto; provided, however, that Purchaser may, upon three (3) Business Days’ written notice to Sellers, assign to any controlled Affiliate all or a portion of its rights and obligations hereunder (including becoming a party to this Agreement) without the consent of the other parties hereto; provided, further, that any such assignment by Purchaser to a controlled Affiliate shall not, unless otherwise agreed to by the parties hereto, relieve Purchaser of its obligations hereunder.

Section 12.8    Severability. Any term or provision of this Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable for any reason shall, as to that jurisdiction, be ineffective solely to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto. Upon such determination that any term or provision is invalid or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible. If any provision of this Agreement is determined by a court of competent jurisdiction to be so broad as to be unenforceable, that provision shall be interpreted to be only so broad as is enforceable. Nothing in this Section 12.8 shall affect Purchaser’s right to terminate this Agreement pursuant to Section 11.1 of this Agreement.

Section 12.9    Specific Performance. The parties agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. Accordingly, each of the parties agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which such party is entitled at law or in equity. The parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and the posting of any bond or other undertaking or security in connection therewith. Each party further agrees that (a) by seeking any remedy provided in this Section 12.9, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement and (b) nothing contained in this Section 12.9 shall require any party to institute any action for (or limit any party’s right to institute any action for) specific performance under this Section 12.9 before exercising any other right under this Agreement.

Section 12.10    Interpretation.

(a)    The parties acknowledge and agree that, except as specifically provided herein, they may pursue judicial remedies at law or in equity in the event of a dispute with respect to the interpretation or construction of this Agreement.

(b)    This Agreement shall be interpreted and enforced in accordance with the provisions hereof without the aid of any canon, custom or rule of law requiring or suggesting construction against the party drafting, or causing the drafting of, the provision in question.

Section 12.11    No Third Party Beneficiaries. Other than the rights granted to the Purchaser Indemnified Parties and the Seller Indemnified Parties under Article X and the rights granted to the Transferred Company Releasees and Seller Releasees in Section 5.19, nothing in this Agreement or the Ancillary Agreements is intended or shall be construed to give any Person (including any Business Employee, Governmental Authority or policyholder of any Transferred Insurance Company), other than the parties hereto, their successors and permitted assigns, any legal or equitable right, benefit, remedy or claim under or in respect of this Agreement or the Ancillary Agreements or any provision contained herein or therein.

Section 12.12    Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the parties hereto.

Section 12.13    Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

Section 12.14    Dollar References. All references to dollars or “$” in this Agreement are to the currency of the United States.

Section 12.15    No Joint Liability.

(a)    Sellers hereunder shall be severally but not jointly liable in respect of the obligations of each such Seller hereunder; provided that the foregoing shall not limit, restrict, impede or otherwise affect Sun Life Financial’s obligations under the Guaranty. All representations, warranties, covenants and agreements made by “Sellers” in this Agreement shall be deemed to have been made by each of them severally and not jointly.

(b)    Each of the XXXXX (redacted defined term) Companies shall be severally but not jointly liable in respect of the obligation of each such XXXXX (redacted defined term) Company hereunder. All representations, warranties, covenants and agreements made by the “XXXXX (redacted defined term) Companies” in this Agreement shall be deemed to have been made by each of them severally and not jointly.

{Signature pages follows}

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.

By:	“Larry R. Madge”
Name: Larry R. Madge
Title: President

By:	“Vincent A. Montiverdi”
Name: Vincent A. Montiverdi
Title: Vice President and Treasurer

SUN LIFE ASSURANCE COMPANY OF CANADA—U.S. OPERATIONS HOLDINGS INC.

By:	“Larry R. Madge”
Name: Larry R. Madge
Title: President

By:	“Vincent A. Montiverdi”
Name: Vincent A. Montiverdi
Title: Vice President and Treasurer

SUN LIFE ASSURANCE COMPANY OF CANADA

By:	“Dean A. Connor”
Name: Dean A. Connor
Title: President and Chief Executive
Officer

By:	“Thomas A. Bogart”
Name: Thomas A. Bogart
Title: Executive Vice-President,
Corporate Development &
General Counsel

SUN LIFE FINANCIAL INC.

By:	“Dean A. Connor”
	Name:	Dean A. Connor
	Title:	President and Chief Executive Officer

By:	“Thomas A. Bogart”
	Name:	Thomas A. Bogart
	Title:	Executive Vice-President,
Corporate Development & General Counsel

DELAWARE LIFE HOLDINGS, LLC

By:	“Mark Walter”
	Name:	Mark Walter
	Title:	Authorized Signatory

XXXXX (redacted name)

By:	“Jeffrey Lange”
	Name:	Jeffrey Lange
	Title:	Chief Executive Officer and President

XXXXX (redacted name)

By:	“Jeffrey Lange”
	Name:	Jeffrey Lange
	Title:	Chief Executive Officer and President

XXXXX (redacted name)

By:	“Michael Kiley”
	Name:	Michael Kiley
	Title:	Chief Executive Officer

EXHIBIT A-1

FORM OF

ASSIGNMENT AND ASSUMPTION AGREEMENT

This ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”), dated as of [            ], 2013, has been made and entered into by and among, [Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada—U.S. Operations Holdings Inc., a Delaware corporation, Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada) (collectively, the “Assignors”, and each of them, an “Assignor”)],1 and [Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware (the “Assignee”)].2

W I T N E S S E T H

WHEREAS, [the Assignors or Affiliates of the Assignors] and [the Assignee] are parties to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Purchase Agreement”), pursuant to which [the Assignors or Affiliates of the Assignors] have agreed to sell certain assets to the Assignee, as more fully described in the Purchase Agreement and upon the terms and conditions set forth therein;

WHEREAS, the execution and delivery of this Agreement by the Assignors and the Assignee is a condition to the obligations of the parties to the Purchase Agreement to consummate the Closing; and

WHEREAS, pursuant to Section 2.1(c) of the Purchase Agreement, the Assignors wish to assign to the Assignee, and the Assignee wishes to assume, the Assigned Contracts and the Assumed Liabilities.

NOW, THEREFORE, in consideration of the mutual promises made herein and upon the terms and subject to the conditions set forth herein, the parties hereto hereby agree as follows:

1.     Definitions. Capitalized terms used herein, unless otherwise defined, shall have the meanings ascribed to them in the Purchase Agreement.

2.     Assignment and Assumption of Assigned Contracts. Pursuant to the requirements of the Purchase Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, as of the Closing, (a) each of the Assignors hereby irrevocably and unconditionally assigns to the Assignee and its successors and permitted assigns all of each such Assignor’s right, title and interest in, to and under each Assigned Contract to which it is a party and (b) the Assignee hereby irrevocably and unconditionally assumes and agrees to perform and to be bound by the terms of the Assigned Contracts.

[1]	Appropriate Sun Life parties to be identified based on Sun Life entities that are party to the Assigned Contracts.

[2]	Assignee may designate a Transferred Company or other third party pursuant to Section 2.1(c) of the Purchase Agreement.

3.     Assumption of Assumed Liabilities. Pursuant to the requirements of the Purchase Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, as of the Closing, the Assignee hereby irrevocably and unconditionally assumes and becomes responsible for all of the Assumed Liabilities.

4.     No Modification of the Purchase Agreement. Nothing contained herein shall release any of the parties to the Purchase Agreement from any of their respective obligations under the Purchase Agreement or in any way supersede, enlarge, diminish, limit, amend or modify any of the representations, warranties, indemnities, covenants or agreements of such parties set forth in the Purchase Agreement. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement shall govern.

5.     Further Assurances. The parties hereto agree to take, or cause to be taken, and to cause each of their respective Affiliates to take or cause to be taken, any and all reasonable actions, including the execution, acknowledgment, filing and delivery of any and all documents and instruments that another party may reasonably request, in order to effect the intent and purpose of this Agreement and the transactions contemplated hereby.

6.     General Provisions. Sections 12.5, 12.6, 12.7, 12.8, 12.9, 12.10, 12.11, 12.12 and 12.13 of the Purchase Agreement are each hereby incorporated by reference mutatis mutandis.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the Assignors and the Assignee has caused this instrument to be signed by its proper and duly authorized officer as of the date and year first written above.

SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.

By:
Name:
Title:

By:
Name:
Title:

SUN LIFE ASSURANCE COMPANY OF CANADA—U.S. OPERATIONS HOLDINGS INC.

By:
Name:
Title:

By:
Name:
Title:

SUN LIFE ASSURANCE COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Assignment Agreement]

[DELAWARE LIFE HOLDINGS, LLC]

By:
Name:
Title:

[Signature Page to Assignment Agreement]

EXHIBIT A-2

FORM OF

ASSIGNMENT AND ASSUMPTION AGREEMENT

This ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”), dated as of [            ], 2013, has been made and entered into by and among, [Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada—U.S. Operations Holdings Inc., a Delaware corporation, Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada) (collectively, the “Assignors”, and each of them, an “Assignor”)],1 and [Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware (the “Assignee”)].2

W I T N E S S E T H

WHEREAS, [the Assignors or Affiliates of the Assignors] and [the Assignee] are parties to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Purchase Agreement”), pursuant to which [the Assignors or Affiliates of the Assignors] have agreed to sell certain assets to the Assignee, as more fully described in the Purchase Agreement and upon the terms and conditions set forth therein;

WHEREAS, the execution and delivery of this Agreement by the Assignors and the Assignee is a condition to the obligations of the parties to the Purchase Agreement to consummate the Closing; and

WHEREAS, pursuant to Section 2.1(c) of the Purchase Agreement, the Assignors wish to assign to the Assignee, and the Assignee wishes to assume, the Irish Assigned Contracts and the Assumed Liabilities.

NOW, THEREFORE, in consideration of the mutual promises made herein and upon the terms and subject to the conditions set forth herein, the parties hereto hereby agree as follows:

1. Definitions. Capitalized terms used herein, unless otherwise defined, shall have the meanings ascribed to them in the Purchase Agreement.

2. Assignment and Assumption of Irish Assigned Contracts. Pursuant to the requirements of the Purchase Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, as of the Closing, (a) each of the Assignors hereby irrevocably and unconditionally assigns to the Assignee and its successors and permitted assigns all of each such Assignor’s right, title and interest in, to and under each Irish Assigned Contract to which it is a party listed on Exhibit A hereto and (b) the Assignee hereby

[1]	Appropriate Sun Life parties to be identified based on Sun Life entities that are party to the Irish Assigned Contracts.

[2]	Assignee may designate a Transferred Company or other third party pursuant to Section 2.1(c) of the Purchase Agreement.

irrevocably and unconditionally assumes and agrees to perform and to be bound by the terms of the Irish Assigned Contracts.

3.     Assumption of Assumed Liabilities. Pursuant to the requirements of the Purchase Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, as of the Closing, the Assignee hereby irrevocably and unconditionally assumes and becomes responsible for all of the Assumed Liabilities listed on Exhibit B hereto (the “Irish Assumed Liabilities”).

4.     No Modification of the Purchase Agreement. Nothing contained herein shall release any of the parties to the Purchase Agreement from any of their respective obligations under the Purchase Agreement or in any way supersede, enlarge, diminish, limit, amend or modify any of the representations, warranties, indemnities, covenants or agreements of such parties set forth in the Purchase Agreement. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement shall govern.

5.     Further Assurances. The parties hereto agree to take, or cause to be taken, and to cause each of their respective Affiliates to take or cause to be taken, any and all reasonable actions, including the execution, acknowledgment, filing and delivery of any and all documents and instruments that another party may reasonably request, in order to effect the intent and purpose of this Agreement and the transactions contemplated hereby.

6.     General Provisions. Sections 12.5, 12.6, 12.7, 12.8, 12.9, 12.10, 12.11, 12.12 and 12.13 of the Purchase Agreement are each hereby incorporated by reference mutatis mutandis.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the Assignors and the Assignee has caused this instrument to be signed by its proper and duly authorized officer as of the date and year first written above.

SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.

By:
Name:
Title:

By:
Name:
Title:

SUN LIFE ASSURANCE COMPANY OF CANADA—U.S. OPERATIONS HOLDINGS INC.

By:
Name:
Title:

By:
Name:
Title:

SUN LIFE ASSURANCE COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Assignment Agreement]

[DELAWARE LIFE HOLDINGS, LLC]

By:
Name:
Title:

[Signature Page to Assignment Agreement]

EXHIBIT A

Irish Assigned Contracts

EXHIBIT B

Irish Assumed Liabilities

Redacted

EXHIBIT B

FORM OF

SLNY GROUP REINSURANCE AGREEMENT

REINSURANCE AGREEMENT

between

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

New York, New York

and

SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.)

Windsor, Connecticut

(continued)

ii

(continued)

SCHEDULES

A	Existing Reinsurance Agreements

B	Reinsured Policies

C	Securities to be Transferred as Part of the Estimated Initial Reinsurance Premium

iii

REINSURANCE AGREEMENT

This REINSURANCE AGREEMENT (this “Agreement”), dated as of [            ], 2013 (the “Effective Date”), is made and entered into by and between Sun Life Insurance and Annuity Company of New York, an insurance company organized under the laws of New York (the “Ceding Company”), and Sun Life and Health Insurance Company (U.S.), an insurance company organized under the laws of Connecticut (the “Reinsurer”). For purposes of this Agreement, the Ceding Company and the Reinsurer shall each be deemed a “Party.”

RECITALS:

WHEREAS, reference is made to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Stock Purchase Agreement”), by and among Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada), as Sellers, Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware, as Purchaser, and, solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 3.34, Section 5.5, Section 11.3 and Article XII thereof, Sun Life Financial Inc., a Canadian corporation, and, solely for purposes of Article I, Section 2.1(a), Section 2.3(c), Section 2.3(k), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5, Section 5.35, Section 11.3 and Article XII thereof, XXXXX, XXXXX and XXXXX; (redacted names due to confidentiality)

WHEREAS, pursuant to the Stock Purchase Agreement, certain of the parties thereto are required to cause the Parties to execute and deliver this Agreement in connection with the closing of the transactions contemplated thereunder;

WHEREAS, as of the Effective Date, the Ceding Company intends to cede to the Reinsurer, and the Reinsurer intends to assume from the Ceding Company, on an indemnity coinsurance basis, 100% of the Reinsured Liabilities;

WHEREAS, pursuant to that certain Administrative Services Agreement, dated as of the date hereof, by and between the Ceding Company and the Reinsurer (the “Administrative Services Agreement”), the Reinsurer is authorized to issue on behalf of the Ceding Company (i) certain employee benefits and group insurance policies, which policies will constitute Reinsured Policies hereunder, and (ii) renewals of the Reinsured Policies, and the Reinsurer will provide administrative services to the Ceding Company in respect of the Reinsured Policies; and

WHEREAS, pursuant to that certain Renewal Rights Agreement, dated as of the date hereof, by and between the Ceding Company and the Reinsurer (the “Renewal Rights Agreement”), the Ceding Company’s right to renew the Reinsured Policies will be limited as set forth therein.

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Administrative Services Agreement” shall have the meaning specified in the Recitals.

“Agreement” shall have the meaning specified in the Preamble.

“Asserted Liability” shall have the meaning specified in Section 13.4.

“Books and Records” means originals or copies of all books and records, documents and data (in each case, in whatever form maintained) in the possession or control of any of Sellers or their respective Affiliates to the extent that they pertain or relate to the assets, liabilities, properties, business, conduct and operations of the Business, including statutory filings as required under Applicable Law, administrative records, claim records, sales records, underwriting records, financial records, Tax records, compliance records, complaint logs and litigation files, but excluding, in any case, the Excluded Books and Records.

“Business” means the insurance operations conducted by the Ceding Company on the Effective Date with regard to the Reinsured Policies.

“Business Day” means any day on which a United States national banking association is open for regular business.

“Ceding Company” shall have the meaning specified in the Preamble.

“Ceding Company Indemnified Parties” shall have the meaning specified in Section 13.1

“claimant” shall have the meaning specified in Section 14.3.

“Claims Notice” shall have the meaning specified in Section 13.3.

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“Code” means the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder.

“Commissions” mean all commissions, expense allowances, benefit credits and other fees and compensation payable to Producers.

“Dispute” shall have the meaning specified in Section 14.1.

“Effective Date” shall have the meaning specified in the Preamble.

“Eligible Assets” shall have the meaning specified in Section 12.4.

“Estimated Initial Reinsurance Premium” shall have the meaning specified in Section 3.1.

“Estimated Initial Reinsurance Premium Statement” shall have the meaning specified in Section 3.1.

“Excess Limits Liability” means any amounts payable in excess of the policy limit as a result of alleged or actual negligence in failing to settle or rejecting a settlement within the policy limit, in the preparation of the defense, in the trial of any action against the insured, or in the preparation of or prosecution of an appeal consequent upon such action. The date on which any Excess Limits Liability is incurred by the Ceding Company will be deemed, in all circumstances, to be the same date established in respect of the claim from which the Excess Limits Liability arose.

“Existing Reinsurance Agreements” means (i) the reinsurance agreements listed on Schedule A under which the Ceding Company has ceded or retroceded to reinsurers (whether or not affiliated with the Ceding Company) risks arising solely in respect of the Reinsured Policies and (ii) any reinsurance agreement, trust or other agreement or instrument providing security for such reinsurance obligations entered into by the Ceding Company with the prior written consent of the Reinsurer to replace any of such reinsurance agreements or security arrangements following any termination or recapture thereof, as all such reinsurance agreements may be in force and effect from time to time and at any time, in each case that are (x) in force or are being treated as being in force as of the date hereof, or (y) terminated but under which there remains any outstanding liability or obligation from the reinsurer. Any Existing Reinsurance Agreement that is novated to the Reinsurer shall cease to be an Existing Reinsurance Agreement upon the effective date of such novation.

“Extra Contractual Obligations” means all liabilities, obligations and expenses not arising under the express terms and conditions of any Reinsured Policy, whether such liabilities, obligations or expenses are owing to an insured, a Governmental Entity or any other Person in connection with such Reinsured Policy, including (a) any liability for

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punitive, exemplary, consequential, special, treble, tort, bad faith or any other form of extra-contractual damages, (b) damages or claims in excess of the applicable policy limits of the Reinsured Policies, (c) statutory or regulatory damages, fines, penalties, forfeitures and similar charges of a penal or disciplinary nature, and (d) liabilities and obligations arising out of any act, error or omission, whether or not intentional, in bad faith or otherwise, including any act, error or omission relating to (i) the form, marketing, production, issuance, sale, cancellation or administration of Reinsured Policies or (ii) the failure to pay or the delay in payment of claims, benefits, disbursements or any other amounts due or alleged to be due under or in connection with Reinsured Policies (exclusive of interest on payments to policyholders, as determined in accordance with the laws of the jurisdiction applicable to such Reinsured Policy). The date on which any Extra Contractual Obligation is incurred by the Ceding Company will be deemed, in all circumstances, to be the same date established in respect of the claim from which the Extra Contractual Obligation arose.

“Fair Market Value” shall have the meaning specified in Section 12.1.

“Final Initial Reinsurance Premium” shall have the meaning specified in Section 3.2.

“Final Initial Reinsurance Premium Statement” shall have the meaning specified in Section 3.2.

“Indemnified Party” shall have the meaning specified in Section 13.3.

“Indemnifying Party” shall have the meaning specified in Section 13.3.

“Initial Reinsurance Premium Deficiency” shall have the meaning specified in Section 3.2.

“Insolvency Fund” means any guarantee fund, insolvency fund, plan, pool, association, fund or other arrangement, however denominated, established or governed, which provides for any assessment of or payment or assumption by the Ceding Company of part or all of any claim, debt, charge, fee or other obligation of an insurer or reinsurer, or its successors or assigns, which has been declared by any competent authority to be insolvent, or which is otherwise deemed unable to meet any claim, debt, charge, fee or other obligation in whole or in part.

“Liabilities” means any and all debts, liabilities, expenses, commitments and obligations of any kind, character or description, whether direct or indirect, fixed or unfixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or unasserted, known or unknown, disputed or undisputed, joint or several, secured or unsecured, determined, determinable or

4

otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability).

“Lockbox Account” shall have the meaning specified in Section 4.3.

“Loss” and/or “Losses” shall mean losses, Taxes, Liabilities, damages, costs, charges, expenses (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys’, actuaries’, accountants’ and other professionals’ fees, disbursements and expenses), settlement payments, awards, judgments, fines, interest and penalties.

“New York Courts” shall have the meaning specified in Section 14.9.

“Parties” shall have the meaning specified in the Preamble.

“Premiums” means premiums, considerations, deposits, loan repayments and similar amounts paid or payable in respect of the Reinsured Policies.

“Producers” mean all producers, brokers, agents, general agents or other Persons who market or produce the Reinsured Policies and who (i) have been appointed by the Ceding Company (to the extent appointment is required by Applicable Law), and (ii) are entitled to receive Commissions from the Ceding Company.

“Recoverables” shall have the meaning specified in Section 4.1.

“Reinsurance Credit Event” shall have the meaning specified in Section 11.1.

“Reinsurance Recoverables” means all amounts due or payable to the Ceding Company under the Existing Reinsurance Agreements, including all recoverables, returns, amounts in respect of profit sharing and all other sums to which the Ceding Company may be entitled under the Existing Reinsurance Agreements.

“Reinsured Liabilities” means (i) all liabilities and obligations for incurred but not reported claims, pending claims and benefits, unearned premiums, claim expenses, interest on claims or unearned premiums, amounts payable for returns or refunds of premiums and other contract benefits, in each case arising under or relating to the Reinsured Policies, (ii) Commissions payable with respect to the Reinsured Policies to or for the benefit of the Producers who marketed or produced the Reinsured Policies, (iii) premiums, payments, fees or other consideration or amounts due under any Existing Reinsurance Agreements, (iv) all unclaimed property liabilities arising under or relating to the Reinsured Policies, and (v) Excess Policy Liability and Extra Contractual Obligations arising in connection with a claim incurred under the Reinsured Policies, other than Extra Contractual Obligation or Excess Limits Liability arising out of, resulting from or related to any act, error or omission of the Ceding Company or its

5

officers, directors, employees or agents (other than the Reinsurer), whether or not intentional, negligent, in bad faith or otherwise, on and after the Effective Date.

“Reinsured Policies” means (i) all insurance policies of the types described in Schedule B issued, assumed or entered into by the Ceding Company prior to the Effective Date, whether or not currently in-force, (ii) all insurance policies written or renewed on behalf of the Ceding Company in the States of New York and Rhode Island by the Reinsurer pursuant to and in accordance with the terms of the Administrative Services Agreement on and after the Effective Date, (iii) all riders and endorsements issued on behalf of the Ceding Company in the States of New York and Rhode Island by the Reinsurer pursuant to and in accordance with the terms of the Administrative Services Agreement, (iv) all revisions to the insurance policies, riders and endorsements described in Items (i) – (iii) that are required by Applicable Law by the Ceding Company and made on behalf of the Ceding Company in the States of New York and Rhode Island by the Reinsurer pursuant to and in accordance with the terms of the Administrative Services Agreement, and (v) portability benefit certificates issued under a portability benefit or similar trust policy insuring the types of risks described in Item (i). “Reinsured Policies” shall exclude any individual policies issued by the Ceding Company pursuant to any conversion or other similar provision of a Reinsured Policy.

“Reinsurer” shall have the meaning specified in the Preamble.

“Reinsurer Indemnified Parties” shall have the meaning specified in Section 13.2.

“Renewal Rights Agreement” shall have the meaning specified in the Recitals.

“Required Amount” shall have the meaning specified in Section 12.1.

“respondent” shall have the meaning specified in Section 14.3.

“Revised Estimated Initial Reinsurance Premium” shall have the meaning specified in Section 3.2.

“Revised Estimated Initial Reinsurance Premium Statement” shall have the meaning specified in Section 3.2.

“SAP” means statutory accounting practices prescribed or permitted by the New York Superintendent of Financial Services.

“SLNY Agreements” means this Agreement, the Administrative Services Agreement, the Renewal Rights Agreement and that certain Recapture and Termination Agreement, dated as of the date hereof, by and between the Ceding Company and the Reinsurer.

“Stock Purchase Agreement” shall have the meaning specified in the Recitals.

6

“Tax” (or “Taxes” as the context may require) means any tax, however denominated, imposed by any United States or foreign federal, state, local, municipal, territorial or provincial government or any agency or political subdivision of any such government (a “Taxing Authority”), including any net income, alternative or add-on minimum, gross income, gross receipts, premium, sales, use, gains, goods and services, production, documentary, recording, social security, unemployment, disability, employee withholding, welfare, workers’ compensation, estimated, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, capital stock, net worth, occupation, business license, personal or real property, environmental or windfall profit tax, and any premiums, custom, duty, levy, tariff, impost or other tax or other like assessment or charge, including guaranty fund assessments, together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority relating to the assessment or collection thereof.

“Termination Date” means the effective date of any termination of this Agreement as provided by Article VIII.

“Third Party Actuary” shall mean a nationally recognized accounting or actuarial firm mutually agreed upon by the Parties hereto; provided, that if the Parties are unable to mutually agree, they shall jointly request the President of the Society of Actuaries to appoint, within 10 Business Days from the date of such request, a nationally recognized accounting or actuarial firm with actuarial expertise independent of both the Ceding Company and the Reinsurer and their respective Affiliates to serve as the Third Party Actuary.

“Third Party Claimant” shall have the meaning specified in Section 13.4.

“Treasury Regulations” means the Treasury Regulations (including temporary and proposed Treasury Regulations) promulgated by the United States Department of the Treasury with respect to the Code or other United States federal tax statute

“Trust” and/or “Trust Account” shall have the meaning specified in Section 12.2.

“Trust Agreement” shall have the meaning specified in Section 12.1.

“Trust Triggering Event” shall have the meaning specified in Section 12.1(c).

“Trustee” shall have the meaning specified in Section 12.2.

Section 1.2  Other Definitions.  All capitalized terms not defined herein shall have the meanings set forth in the Stock Purchase Agreement.

Section 1.3  Interpretation

.

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(a)  When a reference is made to an Article, Paragraph, Section, Schedule or Exhibit such reference shall be to an Article, Paragraph, Section, Schedule or Exhibit of or to this Agreement unless otherwise indicated.

(b)  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)  The word “Agreement,” means this Agreement as amended or supplemented, together with all Exhibits and Schedules attached hereto or incorporated by reference, and the words “hereof,” “herein,” “hereto,” “hereunder” and other words of similar import shall refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. Reference to any applicable law means such applicable law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder.

(d)  The references to “days” mean calendar days unless Business Days are expressly specified.

(e)  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(f)  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, restated, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes.

(g)  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(h)  Notwithstanding anything to the contrary contained in this Agreement, if (i) any report, instrument, document, certification, data or any other information that is required to be delivered under this Agreement is required to be delivered on a “calendar day” or “day” that is not a Business Day or (ii) the last day of any period within which any such report, instrument, document, certification, data or other information is required to be delivered under this Agreement is not a Business Day, then, in each case, such report, instrument, document certification, data or other information shall be required to be delivered on the next succeeding Business Day.

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ARTICLE II

COVERAGE

Section 2.1  Coverage.   Subject to the terms and conditions of this Agreement, as of the Effective Date, the Ceding Company hereby cedes to the Reinsurer, and the Reinsurer hereby accepts and agrees to assume and reinsure 100% of the Reinsured Liabilities.

Section 2.2  Plan of Reinsurance.  This indemnity reinsurance is on a coinsurance basis.

Section 2.3  Conditions.  No material changes made on or after the Effective Date in the terms and conditions of the Reinsured Policies shall be covered hereunder without the prior approval of such changes by the Reinsurer, other than changes made by the Reinsurer as administrator in accordance with the Administrative Services Agreement or otherwise mandated under Applicable Law. In the event material changes are made in any Reinsured Policy without the prior approval of the Reinsurer, other than changes made in accordance with the Administrative Services Agreement or otherwise mandated under Applicable Law, this Agreement will cover Reinsured Liabilities arising from such Reinsured Policy as if the non-approved changes had not been made.

Section 2.4  Territory.  The territorial limits of this Agreement shall be identical with those of the Reinsured Policies.

ARTICLE IIII

NITIAL REINSURANCE PREMIUM

Section 3.1  Estimated Initial Reinsurance Premium

(a)  On the Effective Date, the Ceding Company shall pay to the Reinsurer the Estimated Initial Reinsurance Premium. The Ceding Company shall transfer to the Reinsurer on the Effective Date the assets listed on Schedule C1 having a value determined on the Effective Date in accordance with SAP plus cash or cash equivalents in an amount equal to the Estimated Initial Reinsurance Premium.2 On the Effective Date, the Reinsurer shall pay the Ceding Company a ceding commission of $XXX (redacted amount) in cash or cash equivalents.

[1]	Note to Draft: Transferred assets are from the assets in SLNY segment 202450 and the IMR in § 3.1(b)(ii) relate to the segment 202450 assets.

[2]

Note to Draft: Any cash payment under this Agreement should be netted against any cash payment due under the Recapture and Termination Agreement under which SLCT recaptures the New York ceded risks to SLNY.

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(b)  The Reinsurer has prepared and delivered to the Ceding Company a statement (the “Estimated Initial Reinsurance Premium Statement”) setting forth the Reinsurer’s good faith calculation of the Estimated Initial Reinsurance Premium, including a statement of each component thereof, each based on the values determined as of end of the month immediately prior to the Effective Date. The “Estimated Initial Reinsurance Premium”, as determined by the Reinsurer, is $XXX(redacted amount)3, being the amount equal to: (i) an amount equal to the gross statutory reserves that are required to be held by the Ceding Company for purposes of its statutory financial statements with respect to the Reinsured Policies, together with other assets and liabilities relating to the Reinsured Policies,4 each determined in accordance with SAP as of end of the month immediately prior to the Effective Date, plus (ii) the interest maintenance reserve balance relating to the assets supporting the liabilities assumed under the Reinsurance Agreement immediately prior to the Effective Date, less (iii) the amount of reserves in Item (i) that are ceded under Existing Reinsurance Agreements as of end of the month immediately prior to the Effective Date.

Section 3.2  Final Initial Reinsurance Premium

(a)  Within five Business Days after the Effective Date, the Reinsurer shall prepare and deliver to the Ceding Company a revised Estimated Initial Reinsurance Premium Statement (the “Revised Estimated Initial Reinsurance Premium Statement”) setting forth the Reinsurer’s good faith calculation of any adjustments it deems necessary to the Estimated Initial Reinsurance Premium (the Estimated Initial Reinsurance Premium, as adjusted, the “Revised Estimated Initial Reinsurance Premium”), including a statement of each component thereof, each based on the applicable values determined as of the Effective Date.

(b)  The Revised Estimated Initial Reinsurance Premium shall be deemed to be the “Final Initial Reinsurance Premium”, unless the Ceding Company provides a written notice to the Reinsurer within 120 days after the Effective Date stating that the Ceding Company disagrees with one or more of the entries or calculations (or any components thereof) set forth in the Revised Estimated Initial Reinsurance Premium Statement and specifying in reasonable detail each item

[3]

Note to Draft: All dollar amounts in brackets are estimates based on 9/30/12 values. The Estimated Initial Reinsurance Premium has the following components: (i) $XXX (redacted amount), (ii) $XXX (redacted amount), and (iii) $XXX (redacted amount).

[4]

Note to Draft: Other assets and liabilities relating to the Reinsured Policies to be scheduled and include premiums receivable, funds held and amounts due from and recoverable from reinsurers under Existing Reinsurance Agreements, amounts recoverable from other parties, advance premiums, commissions and amounts payable to distributors and sales employees, funds withheld and amounts payable to reinsurers under Existing Reinsurance Agreements, remittances and items not allocated.

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that the Ceding Company disputes, the amount in dispute for each such disputed item and the reasons supporting the Ceding Company’s positions. If the Ceding Company delivers such written notice within such 120 day period, the Ceding Company and the Reinsurer shall each negotiate in good faith to resolve the disputed items within 10 Business Days beginning on the date the Reinsurer receives the written notice. If the Ceding Company and the Reinsurer reach agreement with respect to any disputed items, the Reinsurer shall revise the Revised Estimated Initial Reinsurance Premium to reflect such agreement. If the Ceding Company and the Reinsurer are unable to resolve all of the disputed items within such 10 Business Day period, the Ceding Company and the Reinsurer shall submit the unresolved disputed items to review by the Third Party Actuary. The Ceding Company and the Reinsurer shall instruct the Third Party Actuary to render its decision as to the disputed items within 30 days after the submission of the applicable matter for its review (or as soon thereafter as possible). The Third Party Actuary’s decision(s) shall be final, binding and conclusive upon the Ceding Company and the Reinsurer absent manifest error; provided that the Third Party Actuary’s decision as to any figure shall not be outside the range of such figures proposed by each of the Ceding Company and the Reinsurer. Following the resolution of all disputed items, the Reinsurer shall prepare and deliver to the Ceding Company a revised settlement statement (the “Final Initial Reinsurance Premium Statement”) which shall reflect the resolution of all relevant disputed items and which shall set forth the “Final Initial Reinsurance Premium”. The Ceding Company, on the one hand, and the Reinsurer, on the other hand, shall each bear the respective expenses incurred by it in connection with the matters set forth in this Section 3.2(b), except that the expenses of the Third Party Actuary shall be paid by the Ceding Company or the Reinsurer in proportion to those matters submitted to the Third Party Actuary that are resolved against the Ceding Company or the Reinsurer, as applicable.

(c)  If (i) the Final Initial Reinsurance Premium, less (ii) the Estimated Initial Reinsurance Premium (such difference, the “Initial Reinsurance Premium Deficiency”) is greater than or less than zero, there shall be an adjustment payment as follows:

(i)  if the Initial Reinsurance Premium Deficiency is a positive number, the Ceding Company shall pay to the Reinsurer via a wire transfer of immediately available funds to the account designated therefor in writing by the Reinsurer an amount equal to the Initial Reinsurance Premium Deficiency; and

(ii)  if the Initial Reinsurance Premium Deficiency is a negative number, the Reinsurer shall pay to the Ceding Company via a wire transfer of immediately available funds to the account designated therefor

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in writing by the Company an amount equal to the absolute value of the Initial Reinsurance Premium Deficiency.

(d)  The Party obligated to make any such adjustment payment shall do so within 10 Business Days after the date that the Final Initial Reinsurance Premium is deemed to be determined.

ARTICLE IV

RECOVERABLES

Section 4.1  Assignment of Recoverables.  As additional consideration for the reinsurance provided herein, the Ceding Company hereby sells, assigns, transfers and delivers to the Reinsurer, effective as of the Effective Date, all of the Ceding Company’s right, title and interest in the Premiums [and the Reinsurance Recoverables]5 with respect to the Reinsured Policies or the Existing Reinsurance Agreements receivable by the Ceding Company and attributable to periods on and after the Effective Date (the “Recoverables”). To the extent that this Section 4.1 is ineffective to transfer ownership of the type of asset described, the Ceding Company agrees, at the Reinsurer’s sole cost and expense, to execute and record or cause its Affiliates to execute and record all additional instruments, bills of sale, deeds and other documents necessary to transfer such asset as soon practicable after the Effective Date. Direct receipt by the Reinsurer or any of its Affiliates of any such amounts shall satisfy any obligation of the Ceding Company to transfer any such amount to the Reinsurer hereunder. Any Recoverables paid to, or received by, any Affiliate of the Ceding Company shall be deemed to have been received by the Ceding Company and shall be payable hereunder as if received directly by the Ceding Company.

Section 4.2  Collection Agent Appointment.  The Ceding Company hereby appoints the Reinsurer as its agent to collect all Recoverables in the Ceding Company’s name for the account of the Reinsurer. The Ceding Company agrees and acknowledges that the Reinsurer and its permitted assigns and delegatees are entitled to enforce, in the name of the Ceding Company, all rights at law or in equity or good faith claims of the Ceding Company with respect to such Recoverables. If necessary for such collection, the Ceding Company shall, at the Reinsurer’s sole cost and expense, reasonably cooperate in any litigation or other dispute resolution mechanism relating to such collection. The Parties acknowledge and agree that the Ceding Company shall have no obligation to seek collection of any Recoverables and that the Reinsurer shall be responsible for and has hereby assumed the financial risk of any uncollected or uncollectible Recoverables from any payors thereof (other than the Ceding Company or any of its Affiliates). To the

[5]

Note to Draft: The SPA is to provide for a novation of all/most Existing Reinsurance Agreements. This is a placeholder in case some Existing Reinsurance Agreements (e.g., reinsurance on expired Reinsured Policies) are not novated on the Effective Date.

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extent that the Ceding Company recovers any Recoverables from any third party attributable to the Reinsured Policies, the Ceding Company shall promptly transfer such amounts to the Reinsurer, together with any pertinent information that the Ceding Company may have relating thereto.

Section 4.3  Lockbox Accounts.  The Reinsurer shall establish one or more lockboxes and accounts in the name of the Reinsurer to be used solely with respect to the Recoverables (each lockbox and related account, a “Lockbox Account”). The Lockbox Accounts shall be owned by the Reinsurer. The Reinsurer may, and at the request of the Reinsurer, the Ceding Company shall, give written notice to each Person responsible for payment of any Recoverables after the Effective Date that such Recoverables have been sold and assigned to the Reinsurer and that payment thereof is to be made to the Reinsurer at the Lockbox Account designated by the Reinsurer.

Section 4.4  Ownership of Recoverables.  The Parties intend that the Ceding Company’s assignment pursuant to Section 4.1 to be a present sale and assignment of all of the Ceding Company’s rights, title and interest in the Recoverables and not an assignment for security. All monies, checks, drafts, money orders, postal notes and other instruments that may be received after the Effective Date by the Ceding Company for Recoverables shall be held in trust by the Ceding Company for the benefit of the Reinsurer and shall be promptly transferred and delivered to the Reinsurer, and any such instruments when so delivered shall bear all endorsements required to effect the transfer of same to the Reinsurer. The Reinsurer is hereby authorized to endorse for payment to the Reinsurer any such checks, drafts, money orders and other instruments pertaining to the Recoverables that are payable to, or to the order of, the Ceding Company and received by the Reinsurer under this Agreement, whether they are delivered to the Lockbox or otherwise transferred and delivered by the Ceding Company to the Reinsurer.

ARTICLE V

PAYMENTS TO CEDING COMPANY

Section 5.1  Payments to the Ceding Company.  The Reinsurer shall reimburse the Ceding Company in accordance with Article X of the Administrative Services Agreement for all (i) premium taxes due in respect of Premiums paid on or after the Effective Date, (ii) assessments or other similar charges in connection with participation by the Ceding Company in any Insolvency Fund, arising on account of direct Premiums paid on or after the Effective Date, and (iii) any out-of-pocket costs incurred or accrued directly or indirectly to third parties or Affiliates by the Ceding Company in respect of the Reinsured Policies on and after the Effective Date.

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ARTICLE VI

ACCOUNTING AND SETTLEMENT

Section 6.1  Accounting and Settlement.   Pursuant to and in accordance with the terms of the Administrative Services Agreement, the Reinsurer shall prepare such periodic accounting reports regarding the business reinsured hereunder as may be agreed by the Reinsurer and the Ceding Company and the Reinsurer shall be solely responsible for making any and all payments under, arising from or relating to the Reinsured Policies.

ARTICLE VII

GENERAL PROVISIONS

Section 7.1  Contract Administration.   The Reinsurer shall administer the Reinsured Policies pursuant to the Administrative Services Agreement. The Reinsurer shall administer the Reinsured Policies in accordance with: (i) the terms of the Administrative Services Agreement, (ii) Applicable Law, and (iii) the terms of the Reinsured Policies. In no event shall the Ceding Company provide administrative services in respect of the Reinsured Policies except as provided in the Administrative Services Agreement.

Section 7.2  Books and Records.   In conjunction with the Reinsurer’s administration of the Reinsured Policies, the Ceding Company will transfer to the Reinsurer by the Effective Date all Books and Records. The Ceding Company shall have reasonable access to the Books and Records in accordance with the provisions of the Administrative Services Agreement.

Section 7.3  Misunderstandings and Oversights.   If any delay, omission, error or failure to pay amounts due or to perform any other act required by this Agreement is unintentional and caused by misunderstanding or oversight, the Ceding Company and the Reinsurer shall adjust the situation to what it would have been had the misunderstanding or oversight not occurred. The Party first discovering such misunderstanding or oversight, or an act resulting from such misunderstanding or oversight, shall notify the other Party in writing promptly upon discovery thereof, and the Parties shall act to correct such misunderstanding or oversight within 20 Business Days of such other Party’s receipt of such notice.

ARTICLE VIII

DURATION AND TERMINATION

Section 8.1  Duration.   This Agreement shall commence at the Effective Date and continue until the earlier of (i) the date the Ceding Company’s liability with respect to the Reinsured Policies is terminated and all amounts due hereunder are settled; or (ii) the date on which this Agreement is terminated under Section 8.2.

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Section 8.2  Termination.   This Agreement may be terminated by the mutual written consent of the Reinsurer and the Ceding Company.

ARTICLE IX

INSOLVENCY

Section 9.1  Insolvency.   The reinsurance ceded hereunder shall be payable by the Reinsurer on the basis of liability of the Ceding Company under the Reinsured Policies without diminution because of the insolvency of the Ceding Company, directly to the Ceding Company or its liquidator, receiver or statutory successor.

Section 9.2  Notice to Reinsurer.   In the event of the insolvency of the Ceding Company, the liquidator, receiver or statutory successor of the Ceding Company shall give written notice to the Reinsurer of the pendency of a claim against the Ceding Company on the Reinsured Policy within a reasonable time after such claim is filed in the insolvency proceeding. During the pendency of such claim, the Reinsurer may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defenses which it deems available to the Ceding Company or its liquidator, receiver or statutory successor. Such expense shall be chargeable, subject to court approval, against the Ceding Company as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the Ceding Company as a result of the defense undertaken by the Reinsurer. Where two or more assuming insurers are involved in the same claim and a majority in interest elect to interpose one or more defenses to such claim, the expense shall be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by the Ceding Company.

ARTICLE X

SETOFF

Section 10.1  Setoff.   Any undisputed debts or credits incurred on or after the Effective Date in favor of or against either the Ceding Company or the Reinsurer with respect to this Agreement are deemed mutual debts or credits, as the case may be, and shall be setoff, and only the balance shall be allowed or paid; provided, that in the event of the insolvency of the Ceding Company, offsets shall only be allowed in accordance with New York Insurance Law Section 7427. Notwithstanding anything to the contrary in this Agreement, each of the Parties acknowledges and agrees that it shall have no right hereunder or pursuant to Applicable Law to offset any amounts due or owing (or to become due or owing) to any other Party under this Agreement against any amounts due or owing by such other Party or any of its subsidiaries or Affiliates under any other agreement, contract or understanding.

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ARTICLE XI

CREDIT FOR REINSURANCE

Section 11.1  Reinsurance Credit.

(a)  Reinsurer shall, at its own expense, take all steps necessary (including the establishment of trust accounts, posting of letters of credit or other acceptable security), to comply with all Applicable Laws in United States jurisdictions so as to permit the Ceding Company to obtain full statutory financial statement credit for reinsurance for the reinsurance provided under this Agreement in all applicable United States jurisdictions throughout the entire terms of this Agreement to the extent credit is not otherwise available under such Applicable Law. Any event that results in the Ceding Company being unable to obtain full statutory financial statement credit for the reinsurance provided under this Agreement shall be reference herein as a “Reinsurance Credit Event.” Reinsurer shall promptly notify the Ceding Company of any event or change or condition that will reasonably likely result in a Reinsurance Credit Event.

(b)  It is understood and agreed that any term or condition required by such Applicable Law in a United States jurisdiction to be included in this Agreement for the Ceding Company to receive financial statement credit for the reinsurance provided by this Agreement shall be deemed to be incorporated in this Agreement by reference. Further, the Parties agree to amend this Agreement or enter into other agreements or execute additional documents as needed to comply with the credit for reinsurance laws and regulations and/or the requirements of the applicable Governmental Authorities in all United States jurisdictions in which Ceding Company requires financial credit for the reinsurance provided by this Agreement.

ARTICLE XII

SECURITY

Section 12.1  Trust Triggering Events.  If at any time:

(a)  the Reinsurer has an insurance financial strength rating as provided by Standard & Poor’s Corporation of lower than “XX” (redacted rating) (or, if such agency modifies its rating system, the equivalent rating under the modified system);

(b)  the Reinsurer has an insurance financial strength rating as provided by A.M. Best Company of lower than “XX” (redacted rating) (or, if such agency modifies its rating system, the equivalent rating under the modified system); or

(c)  the Reinsurer’s total adjusted capital falls to a level which is less than XXX% (redacted percentage) of company action level risk based capital, as reported to the insurance

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department of the Reinsurer’s state of domicile (each of the events described in clauses (a) – (c), a “Trust Triggering Event”);

then the Reinsurer shall as soon as reasonably practicable, but in no event later than 20 Business Days from the date of such Trust Triggering Event, establish a trust account under a trust agreement made substantially in accordance with the provisions set forth in this Article XII and reasonably satisfactory to the Ceding Company (the “Trust Agreement”) and initially deposit Eligible Assets (as defined below) with a Fair Market Value at least equal to 100% of the Reinsured Liabilities determined in accordance with SAP determined at the end of the immediately precedent calendar quarter.

Section 12.2  Establishment of Trust Account. The Reinsurer shall select a trustee reasonably acceptable to the Ceding Company (the “Trustee”) and establish a trust account (the “Trust” or “Trust Account”) pursuant to the Trust Agreement, provided that the Parties agree that a bank or trust company that satisfies the standards of New York Comp. Codes, Rules & Regulations tit. 11, § 126 et seq. or any successor provision shall be deemed to be an acceptable Trustee. Pursuant to the terms of the Trust Agreement, the assets in the Trust Account shall be held in trust by the Trustee for the sole benefit of the Ceding Company as security for the payment of the Reinsurer’s obligations to the Ceding Company under this Agreement. The Trust Account shall be established and maintained in compliance with New York Comp. Codes, Rules & Regulations tit. 11, § 126 et seq. or any successor provision except (i) as provided in this Article XII, (ii) that the Reinsurer or its designated investment manager shall invest and reinvest assets in the Trust Account and may make substitutions and withdrawals in connection therewith so long as, following any such substitution or withdrawal, assets in the Trust Account have a Book Value in an amount at least equal to the Required Amount and each asset replacing any asset in the Trust Account has a Valuation Ratio greater than or equal to the Valuation Ratio of the asset it is replacing, and (iii) the Ceding Company shall give simultaneous notice of any request to withdraw Trust Account assets to the Reinsurer; provided, with respect to clause (iii), the Ceding Company shall not be required to give such notice if the Reinsurer’s total adjusted capital falls to a level which is less than XXX% (redacted percentage) of company action level risk based capital, as reported to the insurance department of the Reinsurer’s state of domicile.

Section 12.3  Ongoing Funding of Trust Account. The Trust Agreement shall require the Reinsurer to ensure that at all times the Trust Account holds Eligible Assets with a Book Value at least equal to the Required Amount, provided that any adjustments shall be made in accordance with Section 12.7. All transfers to and withdrawals from the Trust Account shall be in accordance with and subject to the requirements set forth in this Article XII and the Trust Agreement.

Section 12.4    Eligible Assets.  The Trust Agreement shall provide that the assets held in the Trust Account after the initial deposit of Eligible Assets shall be valued at their Book Value as of the date as of which such assets are required to be valued. The

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assets that may be held in the Trust Account shall consist of cash, certificates of deposit issued by a U.S. bank and payable in U.S. dollars and securities representing investments of the type permitted by Section 1404(a)(1), (2), (3), (8) and (10) of the New York Insurance Law; provided, that for purposes of these investment standards, Section 1404(a)(2)(A)(ii) shall be modified by substituting “BBB- or higher” for “A or higher,” provided further, that each such investment that is a security is issued by an institution that is not the parent, subsidiary or Affiliate of either the Reinsurer or the Ceding Company (the “Eligible Assets”).

Section 12.5  Title to Assets.  Prior to depositing assets in the Trust Account, the Reinsurer will execute assignments, endorsements in blank, or transfer legal title to the Trustee of all shares, obligations or any other assets requiring assignments, in order that the Ceding Company, or the Trustee upon the direction of the Ceding Company, may whenever necessary negotiate such assets without the consent or signature from the Reinsurer or any other entity.

Section 12.6  Settlements.  All settlements of account under the Trust Agreement between the Ceding Company and the Reinsurer shall be made in United States dollars in cash or its equivalent.

Section 12.7  Adjustments and Withdrawals.  The Trust Agreement shall provide that the amount of security provided by the Reinsurer shall be adjusted following the end of each calendar quarter as follows.

(a)  If, at the end of a calendar quarter, the aggregate Book Value of the Eligible Assets held in the Trust Account is less than the Required Amount, then the Reinsurer shall, no later than 30 days following the end of such calendar quarter, transfer additional Eligible Assets to the Trust Account so that the aggregate Book Value of the Eligible Assets held in the Trust Account is not less than the Required Amount following the end of such calendar quarter.

(b)  If, at the end of a calendar quarter, the Book Value of the Eligible Assets held in the Trust Account exceeds 100% of the Required Amount, then the Reinsurer may request for the Ceding Company’s approval (which shall not be unreasonably or arbitrarily withheld, conditioned or delayed) to withdraw the excess. If the Ceding Company approves the release of such excess amount in accordance with the immediately preceding sentence, it shall promptly instruct the Trustee to deliver such excess amount to the Reinsurer.

(c)  The Ceding Company may withdraw the assets held in the Trust Account at any time and from time to time, notwithstanding any other provisions of this Agreement, and assets withdrawn from such Trust Account shall be utilized and applied by the Ceding Company (or any successor by operation of law of the Ceding Company, including any liquidator, rehabilitator, receiver or

18

conservator of the Ceding Company), without diminution because of insolvency on the part of the Ceding Company or the Reinsurer; provided, however, that the Ceding Company (or any successor by operation of law of the Ceding Company, including any liquidator, rehabilitator, receiver or conservator of the Ceding Company) may only withdraw such assets for one or more of the following purposes:

(i)  to reimburse the Ceding Company for any undisputed Reinsured Liabilities paid by the Ceding Company to the extent not paid by the Reinsurer when due;

(ii)  to pay any other undisputed amounts that are due the Ceding Company under this Agreement or the Administrative Services Agreement to the extent not directly paid to the Ceding Company by the Reinsurer when due; and

(iii)  where the Ceding Company has received notification of termination of the Trust Account, and where the Reinsurer’s obligations under this Agreement remain unliquidated and undischarged, to withdraw assets held in the Trust Account in an amount equal to such obligations and deposit such assets in a trust account established by the Ceding Company with any United States bank or trust company to be held in trust for such uses and purposes specified in Sections 12.7(c)(i) and (ii).

(d)  Any assets deposited into a trust account established pursuant to Section 12.7(c)(iii) and any interest or other earnings thereon shall be held in trust for the benefit of the Reinsurer, subject to the Ceding Company’s right to apply such assets to amounts due and payable by the Reinsurer to the Ceding Company under this Agreement for the sole purpose of funding the payments and reimbursements described in Section 12.7(c). The Reinsurer shall be entitled to any remaining assets in the trust account when all the Reinsurer’s obligations under the Agreement are liquidated and discharged.

(e)  The Ceding Company shall promptly return any amounts drawn on the Trust Account in excess of the actual amounts required for Sections 12.7(c)(i) and 12.7(c)(ii).

(f)  The cost of the Trust Account shall be borne by the Reinsurer. The cost of the trust account maintained pursuant to Section 12.7(c)(iii) shall be borne by the Ceding Company.

Section 12.8  Definitions.  For purposes of this Article XII:

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(a)  “Additional Amount” means, on the date of determination, the result of [A x (B/C)], where:

A = on the Inception Date, the excess of the Book Value of the initially deposited Eligible Assets over the Market Value of the initially deposited Eligible Assets, if positive; otherwise, A = zero.

B = the number of calendar quarters for the Amortization Period less the number of calendar quarters from the Inception Date to the date of determination.

C = the number of calendar quarters for the entire Amortization Period.

(b)  “Amortization Period” means the weighted average, using the Book Value of the initially deposited Eligible Assets on the Inception Date, of the remaining term to maturity of such assets, rounded up to the next integer.

(c)  “Book Value” means, at any date of determination, the amount stated for the value of an asset in the Trust Account on the Reinsurer’s statutory financial statements determined in accordance with then applicable statutory accounting principles, but disregarding any permitted practices applicable to the Reinsurer.

(d)  “Fair Market Value” means, at any date of determination, the fair market value of an asset as calculated by the Reinsurer. In providing this calculation, the Reinsurer shall use prices published by a nationally recognized pricing service for assets for which such prices are available, and for assets for which such prices are not available, the Reinsurer shall use methodologies consistent with those which it uses for determining the fair market value of assets held in its own general account (other than the Trust assets) in the ordinary course of business.

(e)  “Inception Date” means the date the initial Eligible Assets are deposited in the Trust Account.

(f)  “Required Amount” means, on the date of determination, the sum of (i) 100% of the Reinsured Liabilities determined in accordance with SAP on that date of determination, and (ii) the Additional Amount on that date of determination.

(g)  “Valuation Ratio” means, with respect to any asset, the ratio of the Fair Market Value of such asset over its Book Value.

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ARTICLE XIII

INDEMNIFICATION

Section 13.1  Reinsurer’s Obligation to Indemnify.  Without limiting any of the provisions of Article II hereof, the Reinsurer hereby agrees to indemnify, defend and hold harmless the Ceding Company, its Affiliates and their respective stockholders, directors, officers, employees, representatives (excluding the Producers), successors and permitted assigns (collectively, the “Ceding Company Indemnified Parties”) from and against all Losses asserted against, imposed upon or incurred by any Ceding Company Indemnified Party arising from, based on or relating to: (a) the Reinsured Liabilities; (b) any breach or nonfulfillment by the Reinsurer of, or any failure by the Reinsurer to perform, any of the covenants, terms or conditions of, or any duties or obligations under, this Agreement; (c) the Ceding Company’s actions taken at the written recommendation or direction of the Reinsurer; (d) any fraud, theft or embezzlement by officers, employees, contractors, sub-contractors or other agents of any type of the Reinsurer or its Affiliates affecting the Reinsured Policies during the term of this Agreement; and (e) any successful enforcement of this indemnity.

Section 13.2  Ceding Company’s Obligation to Indemnify.  The Ceding Company hereby agrees to indemnify, defend and hold harmless the Reinsurer, its Affiliates, and their respective stockholders, directors, officers, employees, representatives (excluding the Producers), successors and permitted assigns (collectively, the “Reinsurer Indemnified Parties”) from and against all Losses asserted against, imposed upon or incurred by any Reinsurer Indemnified Party arising from, based on or relating to: (a) the Excluded Liabilities; (b) any breach or nonfulfillment by the Ceding Company of, or any failure by the Ceding Company to perform, any of the covenants, terms or conditions of, or any duties or obligations under, this Agreement; (c) any fraud, theft or embezzlement by officers, employees, contractors, sub-contractors or other agents of any type of the Ceding Company or its Affiliates affecting the Reinsured Policies during the term of this Agreement; and (d) any successful enforcement of this indemnity; provided, however, that the Ceding Company shall have no obligation to indemnify, defend and hold harmless the Reinsurer Indemnified Parties for any Reinsured Liabilities.

Section 13.3  Indemnification Process and Procedures.  In the event that either the Ceding Company or Reinsurer determines to assert a claim for indemnification hereunder, the Party seeking indemnification (the “Indemnified Party”) shall deliver written notice (a “Claims Notice”) to the other Party (the “Indemnifying Party”) no later than 10 Business Days after such determination, specifying, to the extent practicable, based on then-available information, the facts constituting the basis for, and the amount (if known) of the claim asserted. Failure to deliver a Claims Notice with respect to a claim (other than a claim based on an Asserted Liability, as defined below) in a timely manner as specified in the preceding sentence shall not be deemed a waiver of the Indemnified Party’s right to indemnification hereunder for Losses in connection with

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such claim, but the amount of reimbursement to which the Indemnified Party is entitled shall be reduced to the extent the Indemnifying Party is materially prejudiced by such failure to timely deliver such Claims Notice.

Section 13.4  Right to Contest Claims of Third Parties.

(a)  If an Indemnified Party asserts, or may in the future seek to assert, a claim for indemnification hereunder because (i) of a claim or demand made, or an action, proceeding or investigation instituted, by any Person not a party to this Agreement (a “Third Party Claimant”) that may result in a Loss with respect to which the Indemnified Party would be entitled to indemnification pursuant to this Article XIII (an “Asserted Liability”), the Indemnified Party, shall deliver to the Indemnifying Party a Claims Notice with respect thereto, which Claims Notice shall, in accordance with the provisions of Section 13.3 be delivered as promptly as practicable after such Asserted Liability is actually known to the Indemnified Party. Failure to deliver a Claims Notice with respect to a claim in a timely manner as specified in the preceding sentence shall not be deemed a waiver of the Indemnified Party’s right to indemnification hereunder for a Loss in connection with such claim, but the amount of reimbursement to which the Indemnified Party is entitled shall be reduced to the extent the Indemnifying Party is materially prejudiced by such failure to timely deliver such Claims Notice.

(b)  The Indemnifying Party shall have the right, upon written notice to the Indemnified Party, to assume the defense and control of any Asserted Liability that may result in a Loss with respect to which the Indemnified Party is entitled to indemnification pursuant to this Article XIII, provided that the Indemnified Party may, at its option and at its own expense, participate in the investigation, contesting, defense or settlement of any such Asserted Liability through representatives and counsel of its own choosing. Any election by an Indemnifying Party to assume the defense of an Asserted Liability must be delivered by the Indemnifying Party to the Indemnified Party within 30 days after receipt of the Indemnified Party’s Claims Notice, and failure on the part of the Indemnifying Party to send such notice within such 30 day period shall be deemed an election not to assume the defense of such Asserted Liability. The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Asserted Liability as to which the Indemnifying Party has assumed the defense without the consent of the Indemnified Party, but only to the extent that (i)(A) such settlement is on exclusively monetary terms, (B) the Indemnifying Party obtains a complete release for the Indemnified Party with respect to such Asserted Liability, (C) such settlement does not involve a class action claim or a claim which alleges bad faith on the part of the Indemnified Party and (D) such settlement would not be reasonably expected to result in an adverse effect on the reputation, licenses or regulatory status of the Indemnified

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Party; or (ii) the Indemnified Party shall have, in its sole discretion, consented to the terms of such settlement. If reasonably requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, reasonably cooperate with the Indemnifying Party and its counsel in contesting any Asserted Liability or, if appropriate and related to the Asserted Liability in question, in making any counterclaim against the Third Party Claimant, or any cross-complaint against any Person (other than the Indemnified Party or its Affiliates). If the Indemnifying Party has assumed the defense of an Asserted Liability and is in compliance with its obligations under this Section 13.4 (or if the 30-day period described in this Section 13.4(b) has not yet elapsed), the Indemnified Party shall not consent to a settlement of, or the entry of any judgment arising from, any Asserted Liability without the consent of the Indemnifying Party, which consent may not be unreasonably withheld, conditioned or delayed.

(c)  In the event that the Indemnifying Party assumes the defense of an Asserted Liability, the Indemnifying Party shall be entitled to participate in (but not to control) the defense of such Asserted Liability with its own counsel and at its own expense; provided, however, that the Indemnifying Party shall bear the reasonable fees, costs and expenses of one (1) such separate counsel if (i) an actual or potential conflict of interest makes representation by the same counsel inappropriate or (ii) the Indemnifying Party shall have authorized the Indemnified Party to employ separate counsel at the Indemnifying Party’s expense. The Indemnifying Party shall be liable for the reasonable fees and expenses of external counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense of an Asserted Liability.

(d)  The Ceding Company and Reinsurer shall make mutually available to each other all relevant information in their possession relating to any Asserted Liability (except to the extent that such action would result in a loss of attorney-client privilege) and shall cooperate with each other in the defense thereof.

Section 13.5  Mitigation.  If an Indemnifying Party shall, following receipt of a Claims Notice, request in writing that an Indemnified Party take steps to mitigate its Losses subject to indemnification hereunder by the Indemnifying Party, such Indemnified Party shall use its commercially reasonable efforts to take, or to cause its Affiliates to take, in consultation with and as directed by such Indemnifying Party, such reasonable steps to mitigate such Losses, so long as and to the extent the Indemnifying Party promptly reimburses the Indemnified Party for any reasonable, out-of-pocket costs and expenses incurred by the Indemnified Party in taking such mitigation steps hereunder. In the event that such a written request is not made by an Indemnifying Party and an Indemnified Party determines to mitigate its Losses that are subject to indemnification hereunder by the Indemnifying Party, the Indemnified Party shall be entitled to prompt

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reimbursement for any reasonable, out-of-pocket costs and expenses incurred by such Indemnified Party in providing its mitigation actions; provided that such Indemnified Party shall have received the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the Indemnifying Party, and such mitigation actions shall be reasonably within the scope of such consent. This Section 13.5 shall not apply with respect to Losses related to Taxes.

Section 13.6  Subrogation; Insurance.  Upon making any indemnification payment, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the payment relates. The amount of Losses sustained by an Indemnified Party and owed by an Indemnifying Party shall be reduced by any amount received by such Indemnified Party with respect thereto under any insurance or reinsurance coverage from any other party alleged to be responsible therefor. The Indemnified Party shall use reasonable efforts at the Indemnifying Party’s expense to collect any amounts available under such insurance or reinsurance coverage and from such other party alleged to have responsibility.

Section 13.7  Assumption of Indemnification.  In the event that a Party: (i) consolidates with or amalgamates, combines or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation, amalgamation, combination or merger; or (ii) sells, transfers, pledges or otherwise disposes of all or substantially all of its properties, assets (including portfolio investments) or capital stock of its subsidiaries (whether in one transaction or a series of related transactions) to one or more Persons, then, and in each such case, proper provision shall be made prior to the consummation of any such transaction so that each such Person shall assume by a written instrument entered into for the benefit of, and enforceable by, each other Party, the indemnification obligations of such Party set forth in this Article XIII.

ARTICLE XIV

ARBITRATION

Section 14.1  Resolution of Disputes.  Except as provided in Section 3.2 and Section 15.1, any dispute, controversy or claim arising out of or relating to the provisions of this Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof (“Dispute”), whether arising before or after termination of this Agreement, shall be submitted to and finally settled by binding arbitration in the manner set forth in this Article XIV. Either Party may initiate arbitration of any Dispute by giving written notice to the other Party by registered mail or a recognized overnight courier of its intention to arbitrate.

Section 14.2  Composition of Panel.  Unless the Parties agree upon a single arbitrator within 15 days after the receipt of the notice of intention to arbitrate, all

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Disputes shall be submitted to an arbitration panel composed of two arbitrators and an umpire, chosen in accordance with Section 14.3 below.

Section 14.3  Appointment of Arbitrators.  The Party requesting arbitration (hereinafter referred to as the “claimant”) shall appoint an arbitrator and give written notice thereof, by registered mail or a recognized overnight courier to the other Party (hereinafter referred to as the “respondent”) together with its notice of intention to arbitrate. Unless a single arbitrator is agreed upon within 15 days after the receipt of the notice or intention to arbitrate, the respondent shall, within 30 days after receiving such notice, also appoint an arbitrator and notify the claimant thereof in a like manner. The two arbitrators so appointed shall choose an impartial umpire within 30 days after they are both appointed. If, within the foregoing timeframes, the arbitrators fail to agree upon the appointment of an umpire, or one of the Parties fails to appoint an arbitrator, the appointment shall be made promptly by ARIAS U.S. The umpire shall be an arbitrator certified by ARIAS U.S. The arbitrators shall be present or former executives or officers of insurance or reinsurance companies or arbitrators certified by ARIAS U.S. The arbitrators and umpire shall be disinterested and impartial individuals and not be under the control of either Party, and shall have no financial interest in the outcome of the arbitration.

Section 14.4  Choice of Forum.  Any arbitration instituted pursuant to this Article XIV shall be held in New York, New York or such other place as the Parties may mutually agree.

Section 14.5  Submission of Dispute to Panel.  Unless otherwise extended by the arbitration panel, or agreed to by the Parties, the claimant shall submit its brief to the panel within 45 days after the selection of an umpire. The respondent shall submit its brief within 45 days thereafter. The claimant may submit a reply brief within 30 days after the filing of the respondent’s brief. Notwithstanding anything herein to the contrary, the time period for submission of the case to the panel may be extended or modified by mutual consent of the Parties.

Section 14.6  Procedure Governing Arbitration.  The panel shall not be bound by the formal rules of evidence. The panel shall have the power to fix all procedural rules relating to the arbitration proceeding. In reaching any decision, the panel shall give due consideration to the custom and usage of the insurance and reinsurance business, with a view to effecting the general purpose of this Agreement.

Section 14.7  Consolidation.  (a)  If two or more disputes arise under the SLNY Agreements, then any or all such disputes may be brought in a single arbitration pursuant to this Section 14.7. If one (1) or more arbitrations already are pending with respect to a dispute under this Agreement or the SLNY Agreements, then any party to a new dispute under this Agreement or the SLNY Agreements or any subsequently-filed arbitration brought under this Agreement or the SLNY

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Agreements may request that such new dispute or subsequently-filed arbitration be consolidated into any prior pending arbitration.

(b)  Within 10 days of a request to consolidate, the parties to the new dispute or the subsequently-filed arbitration shall select one (1) of the prior pending arbitrations or subsequently-filed arbitrations into which the new dispute or subsequently-filed arbitration shall be consolidated. If the parties to the new dispute or subsequently-filed arbitration are unable to select the appropriate prior pending arbitrations or subsequently-filed arbitrations within such 10-day period, then ARIAS U.S. shall select the appropriate arbitration within 10 days of a written request by a party to the prior pending arbitration, new dispute or subsequently-filed arbitration.

(c)  The new dispute or subsequently-filed arbitration shall be so consolidated, provided that the arbitral tribunal for the arbitration so selected determines that: (i) the new dispute or subsequently-filed arbitration presents significant issues of law or fact common with those in the prior pending arbitration; (ii) no party to the new dispute, subsequently-filed arbitration, or prior pending arbitration would be unduly prejudiced; and (iii) consolidation under these circumstances would not result in undue delay for the prior pending arbitration. Any such order of consolidation issued by the arbitral tribunal shall be final and binding upon the parties to the new dispute, prior pending or subsequently-filed arbitrations. To the fullest extent permitted by applicable law, the parties waive any right they have to appeal or to seek interpretation, revision or annulment of such order of consolidation.

(d)  The arbitral tribunal for the prior pending arbitration into which a new dispute or subsequently-filed arbitration is consolidated shall serve as the arbitral tribunal for the consolidated arbitration. The parties agree that upon such an order of consolidation, they will promptly dismiss any arbitration brought under this Agreement or the SLNY Agreements, the subject of which has been consolidated into another arbitral proceeding under this Agreement or the SLNY Agreements.

Section 14.8  Arbitration Award.  The arbitration panel shall render its award within 60 days after the close of proceedings or as soon as practicable thereafter, unless the Parties consent to an extension. The award shall be in writing, briefly state the reasons for the award and be final and binding on the Parties. The Parties agree that any award rendered under this Agreement may be enforced in any jurisdiction in which a Party and/or any of its assets may be found. The award shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1.

Section 14.9  Provisional Remedies.  Each of the Parties irrevocably and unconditionally agrees and consents to the exclusive jurisdiction and venue of the Courts of the State of New York and the Federal Courts of the United States of America located

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within the State of New York (the “New York Courts”) for judicial action to issue a pre-arbitral injunction, pre-arbitral attachment, or other order to compel or in aid of arbitration. The Parties further agree to submit to the non-exclusive jurisdiction of the New York Courts for the enforcement of any award rendered hereunder. Each Party irrevocably waives, to the fullest extent it may effectively do so, any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens or any right of objection to jurisdiction on account of its place of incorporation or domicile, which it may now or hereafter have to the bringing of any such action or proceeding in any of the New York Courts. Without prejudice to such provisional remedies as may be available under the jurisdiction of such courts, the arbitration panel shall have full authority to grant provisional remedies and to direct the Parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any Party to respect the panel’s orders to that effect.

Section 14.10  Cost of Arbitration.  Unless otherwise allocated by the panel, each Party shall bear its own expenses and attorneys’ fees and the fees and expenses of its witnesses and the arbitrator it appointed. The Parties shall equally bear the expense of the umpire and any other expenses of the arbitration.

Section 14.11  No Punitive, Exemplary or Consequential Damages.  It is agreed that the arbitrators shall have no jurisdiction to authorize any punitive, exemplary or consequential damage awards between the Parties.

ARTICLE XV

DAC TAX

Section 15.1  DAC Tax Election.  The Parties shall elect, pursuant to Treasury Regulations Section 1.848-2(g)(8), to determine specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1) of the Code. The Parties to this Agreement agree to the following provisions pursuant to Treasury Regulations Section 1.848-2(g)(8):

(a)  The terms “Net Positive Consideration,” “Specified Policy Acquisition Expenses” and “General Deductions Limitation” used in this Article are defined by reference to Treasury Regulations Section 1.848-2 and Section 848 of the Code;

(b)  The Party with the Net Positive Consideration for this Agreement for each taxable year shall capitalize Specified Policy Acquisition Expenses with respect to this Agreement without regard to the General Deductions Limitation of Section 848(c)(1) the Code;

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(c)  The election shall be effective for the calendar year ending on or after the Effective Date and for all subsequent taxable years for which this Agreement is in effect; and

(d)  Both Parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year, or as otherwise required by the Internal Revenue Service, to ensure consistency. The method and timing of the exchange of such information will be as follows:

(i)  The Ceding Company shall submit a report to the Reinsurer by May 1 of each year with its calculation of the net consideration for the preceding calendar year. If the Reinsurer accepts the Ceding Company’s calculation, it shall report such net consideration in its tax return for the previous calendar year.

(ii)  The Reinsurer may contest such calculation by providing an alternative calculation to the Ceding Company, in writing, within 30 days of the Reinsurer’s receipt of the calculation. The Parties shall act in good faith to resolve the discrepancy in a manner acceptable to both Parties within 30 days of the date the Reinsurer submits its alternative calculation. If the Parties reach an agreement as to the calculation of net consideration, each Party shall report such net consideration in its respective tax return for the previous calendar year.

(iii)  If the Ceding Company and the Reinsurer are unable to reach agreement, they shall within 10 days of the expiration of the 30 day period set forth in this Section 15.1 cause an independent accounting firm to promptly review this Agreement and the calculations of the Ceding Company and the Reinsurer for the purpose of calculating the net consideration under this Agreement. In making such calculation, the independent accounting firm shall consider only those items or amounts in the Ceding Company’s calculation as to which the Reinsurer has disagreed. The independent accounting firm shall deliver to the Ceding Company and Reinsurer, within 30 days or as promptly as practicable, a report setting forth such calculation, which calculation shall result in a net consideration between the amount thereof shown in the Ceding Company’s calculation delivered pursuant to this Section and the amount thereof in Reinsurer’s calculation delivered pursuant to this Section. Such report shall be final and binding upon the Ceding Company and the Reinsurer. The fees, costs and expenses of the independent accounting firm shall be borne (a) by the Ceding Company if the difference between the net consideration as calculated by the independent accounting firm and Ceding Company’s calculation is greater than the difference between the net consideration as calculated by the independent accounting firm and the

28

Reinsurer’s calculation; (b) by the Reinsurer if the first such difference is less than the second such difference; and (c) otherwise equally by the Ceding Company and the Reinsurer.

ARTICLE XVI

MISCELLANEOUS PROVISIONS

Section 16.1  Headings and Schedules.  The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement. The attached Schedules are a part of this Agreement.

Section 16.2  Notices.  All notices and communications hereunder shall be in writing (including facsimile transmission) and shall become effective when received. Any written notice shall be by either certified or registered mail, return receipt requested, or overnight delivery service (providing for delivery receipt) or delivered by hand. All notices or communications under this Agreement shall be addressed as follows:

(a)  If to the Ceding Company:

Sun Life Insurance and Annuity Company of New York

[                    ]

Facsimile: [                    ]

Attention: [            ]

(b)  If to the Reinsurer:

Sun Life and Health Insurance Company (U.S.)

175 Addison Road

Windsor, Connecticut 06095

Facsimile: (860) 737-6598

Attention: [        ]

Section 16.3  Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Party without the prior written consent of the other Party hereto. Any assignment in violation of this Section 16.3 shall be void and shall have no force and effect.

Section 16.4  No Third-Party Beneficiaries.  Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties and their permitted successors and assigns, any legal or equitable rights, benefits or remedy of any nature whatsoever under or by reason of this Agreement.

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Section 16.5  Execution in Counterpart.  This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

Section 16.6  Currency.  All references to dollars or “$” in this Agreement are to the currency of the United States.

Section 16.7  Governing Law.  THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

Section 16.8  Waiver of Jury Trial.  WHILE NOT INTENDED TO DIMINISH THE PARTIES’ AGREEMENT TO ARBITRATE, EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 16.8.

Section 16.9  Integration.  This Agreement constitutes the entire agreement between the Parties with respect to the Reinsured Policies and there are no understandings between the Parties other than as expressed in this Agreement. This Agreement supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and there are no

30

general or specific warranties, representations or other agreements by or among the Parties in connection with the entering into of this Agreement or the subject matter hereof except as specifically set forth or contemplated herein.

Section 16.10  Amendment; Waiver.  Any change or modification to this Agreement shall be null and void unless made by amendment to the Agreement and signed by both Parties. The terms of this Agreement may be waived only by a written instrument signed by the Party waiving compliance. No failure or delay on the part of any Party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege.

Section 16.11  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 16.12  Specific Performance.  The Parties agree that irreparable harm would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that, without posting bond or other undertaking, the Parties shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no Party will allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law. The Parties further agree that (a) by seeking any remedy provided for in this Section 16.12, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement and (b) nothing contained in this Section 16.12 shall require any Party to institute any action for (or limit such Party’s right to institute any action for) specific performance under this Section 16.12 before exercising any other right under this Agreement.

Section 16.13  Survival.  Article X, Article XIII, Article XIV and Article XVI shall survive the termination of this Agreement.

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Section 16.14  Incontestability.  In consideration of the mutual covenants and agreements contained herein, each Party does hereby agree that this Agreement, and each and every provision hereof, is and shall be enforceable by and between them according to its terms, and each Party does hereby agree that it shall not contest the validity or enforceability hereof.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

By:
Name:
Title:

By:
Name:
Title:

SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.)

By:
Name:
Title:

By:
Name:
Title:

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SCHEDULE A

EXISTING REINSURANCE AGREEMENTS

34

SCHEDULE B

REINSURED POLICIES

[Group term life

Group long term disability

Group short term disability

Group accidental death and dismemberment

Group personal accident

Group hospital indemnity

Group customized disability insurance

Group medical stop loss

Group dental

Group cancer

New York Disability Benefits Law coverage]

35

SCHEDULE C

ASSETS TO BE TRANSFERRED AS PART

OF THE ESTIMATED INITIAL REINSURANCE PREMIUM

Asset	CUSIP	SAP Value

36

Redacted

EXHIBIT C

FORM OF

SLNY GROUP ADMINISTRATIVE SERVICES AGREEMENT

ADMINISTRATIVE SERVICES AGREEMENT

between

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

New York, New York

and

SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.)

Windsor, Connecticut

(continued)

ii

(continued)

iii

(continued)

iv

ADMINISTRATIVE SERVICES AGREEMENT

This ADMINISTRATIVE SERVICES AGREEMENT (this “Agreement”), dated as of [                    ], 2013 (the “Effective Date”), is made and entered into by and between Sun Life Insurance and Annuity Company of New York, an insurance company organized under the laws of New York (the “Company”), and Sun Life and Health Insurance Company (U.S.), an insurance company organized under the laws of Connecticut (the “Administrator”). For purposes of this Agreement, the Company and the Administrator shall each be deemed a “Party.”

RECITALS:

WHEREAS, reference is made to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Stock Purchase Agreement”), by and among Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada), as Sellers, Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware, as Purchaser, and, solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 3.34, Section 5.5, Section 11.3 and Article XII thereof, Sun Life Financial Inc., a Canadian corporation, and, solely for purposes of Article I, Section 2.1(a), Section 2.3(c), Section 2.3(k), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5, Section 5.35, Section 11.3 and Article XII thereof, XXXXX, XXXXX and XXXXX; (redacted names due to confidentiality)

WHEREAS, pursuant to the Stock Purchase Agreement, certain of the parties thereto are required to cause the Parties to execute and deliver this Agreement in connection with the closing of the transactions contemplated thereunder;

WHEREAS, pursuant to a Reinsurance Agreement between the Company and the Administrator that is being executed concurrently with this Agreement (the “Reinsurance Agreement”), the Administrator has agreed to indemnify the Company for 100% of the Reinsured Liabilities;

WHEREAS, the Company and the Administrator intend that the reinsurance under the Reinsurance Agreement remain in effect until all the Company’s liability with respect to the Reinsured Policies terminates and all amounts due thereunder are settled;

WHEREAS, the Company and the Administrator are entering into a Renewal Rights Agreement concurrently with this Agreement (the “Renewal Rights Agreement”)

pursuant to which the Company’s right to renew the Reinsured Policies and the Subject Contracts will be limited as set forth therein;

WHEREAS, the Company wishes to appoint the Administrator to provide administrative services with respect to the Reinsured Policies and the Subject Contracts and the Administrator desires to provide such administrative services;

WHEREAS, pursuant to that certain Transition Services Agreement, entered into concurrently with this Agreement, by and between [            ] and [            ] (the “Transition Services Agreement”), an Affiliate of the Administrator will provide certain services to the Company and its Affiliates for an interim period of time; and

WHEREAS, pursuant to that certain Purchaser Transition Services Agreement, entered into concurrently with this Agreement, by and between [            ] and [            ] (the “Purchaser Transition Services Agreement”), an Affiliate of the Company will provide certain services in respect of the Reinsured Policies and the Subject Contracts for an interim period of time.

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, the Parties hereby agree as follows:

ARTICLE I

AUTHORITY; SERVICES; FEES; POWER OF ATTORNEY

Section 1.1  Authority.

(a)  The Company hereby appoints the Administrator, and the Administrator hereby accepts appointment, to provide as an independent contractor of the Company, from and after the Effective Date, all administrative services necessary or appropriate with respect to the Reinsured Policies and the Subject Contracts (the “Administrative Services”), all on the terms as set forth in this Agreement. In providing the Administrative Services, the Administrator shall handle all such matters, including the billing and collection of premiums and the defense, adjustment, settlement and payment of all claims arising under the Reinsured Policies and the Subject Contracts, as more fully set forth herein. Notwithstanding any other provision of this Agreement to the contrary, the Company shall retain all responsibility for the defense, adjustment, settlement and payment of all claims arising under Reinsured Policies that do not constitute Reinsured Liabilities.

(b)  For purposes of this Agreement:

(i)  “Subject Contract” means (A) an ASO Contract entered into by the Company prior to the Effective Date, (B) a new or renewal ASO

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Contract issued in the name of the Company pursuant to Section 4.7, (C) a VAS Contract entered into by the Company prior to the Effective Date, and (D) a new or renewal VAS Contract issued in the name of the Company pursuant to Section 4.8.

(ii)  “ASO Contract” means administrative service only contracts entered into by the Company under which the Company provides services for benefits afforded by employers and other groups of the same kind as the risks insured under the Reinsured Policies.

(iii)  “VAS Contract” means a contract for “value-added” services made available by the Company to its Reinsured Policy customers and, to a limited extent, its ASO Contract customers for fees that are either separately billed or included with the premiums for insurance products. “Value-added” services include Family and Medical Leave Act services, employee assistance programs, emergency travel assistance, identity theft protection and health care navigation services and similar services.

Section 1.2  Ultimate Authority.  Notwithstanding any other provision contained in this Agreement to the contrary, the Company shall (a) retain the ultimate authority to make all final decisions with respect to the administration of the Reinsured Policies and Subject Contracts, taking into account the recommendations of the Administrator provided to the Company hereunder, which the Company shall only reject in good faith and in light of the intent of the Parties and (b) have the right to direct the Administrator to perform any action necessary for the Reinsured Policies or Subject Contracts or the administration thereof to comply with Applicable Law, or to cease performing any action that constitutes a violation of Applicable Law and would reasonably be expected to have an adverse impact on the Company.

Section 1.3  Transition Services.  The Parties hereby agree that to the extent any Administrative Service is provided (i) by the Company or an Affiliate of the Company to the Administrator pursuant to the Purchaser Transition Services Agreement, or (ii) by an Affiliate of the Administrator pursuant to the Transition Services Agreement, the Administrator shall have no obligation to provide such Administrative Service to the Company with respect to the Reinsured Policies or the Subject Contracts until the obligation to provide such Administrative Service to the Administrator pursuant to the Purchaser Transition Services Agreement or to the Company pursuant to the Transition Services Agreement (as applicable) has terminated in accordance with the terms of such agreement; provided, if in the reasonable discretion of the Company, the Company determines that any Administrative Service is not being provided pursuant to either the Purchaser Transition Services Agreement or the Transition Services Agreement, whether in whole or in part, then the Administrator shall be responsible for providing such Administrative Service to the fullest extent required to administer the Subject Contracts in accordance with the terms set forth in this Agreement.

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Section 1.4  Fees for Services.  Except as otherwise provided for in this Agreement, the Administrator shall provide Administrative Services with respect to the Reinsured Policies and the Subject Contracts pursuant to this Agreement at its sole cost and expense (including payment of all necessary fees to any third parties) in consideration for the promises made by the Company under this Agreement and the Reinsurance Agreement, and shall not receive any separate fee from the Company for the provision of the Administrative Services.

Section 1.5  Power of Attorney.  The Company hereby appoints and names the Administrator, acting through its authorized officers and employees, as the Company’s lawful attorney-in-fact, from and after the Effective Date for so long as the Administrator is authorized to perform the Administrative Services and solely to the extent necessary to provide the Administrative Services (all on terms and subject to the limitations set forth herein), (i) to do any and all lawful acts that the Company might have done with respect to the Reinsured Policies and the Subject Contracts, and (ii) to proceed by all lawful means (A) to perform any and all of the Company’s obligations with respect to the Reinsured Policies and the Subject Contracts, (B) to enforce any right and defend (in the name of the Company, when necessary) against any liability arising with respect to the Reinsured Policies and the Subject Contracts, (C) to sue or defend (in the name of the Company, when necessary) any action arising from or relating to the Reinsured Policies and the Subject Contracts, (D) to sign (in the Company’s name, when necessary) vouchers, receipts, releases and other papers in connection with any of the foregoing matters, (E) to take actions necessary, as may be reasonably determined, to maintain the Reinsured Policies and the Subject Contracts in compliance with Applicable Law, (F) to sign any and all documents necessary to carry out its obligations under this Agreement in accordance with the terms and conditions of this Agreement, and (G) to do everything lawful in connection with the satisfaction of the Administrator’s obligations and the exercise of its rights under this Agreement. The Company shall execute such powers of attorney and other documents as may be required or are reasonably necessary or appropriate in furtherance of the foregoing.

ARTICLE II

STANDARD FOR SERVICES; FACILITIES; SUBCONTRACTING

Section 2.1  Standard for Services.  The Administrator shall provide the Administrative Services in good faith and with the care, skill, prudence and diligence of a person experienced in administering group insurance and employee benefits insurance business. Without limiting the generality of the foregoing, the Administrator shall provide the Administrative Services (i) in accordance with the terms of the Reinsured Policies and the Subject Contracts, (ii) in accordance with the applicable terms of this Agreement, (iii) in compliance with Applicable Law, and (iv) subject to the foregoing Items (i) – (iii), to the extent applicable, consistent with the standards of performance utilized by Administrator in the administration of its own business not subject to this

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Agreement. In performing services that involve claims processing, the Administrator shall obtain and maintain all necessary licenses and permits required in compliance with Applicable Laws.

Section 2.2  Facilities and Personnel.  The Administrator shall at all times maintain or contract for sufficient facilities and trained personnel of the kind necessary to perform its obligations under this Agreement in accordance with the performance standards set forth herein.

Section 2.3  Subcontracting.

(a)  Prior to the Administrator entering into any subcontract with another Person (the “Subcontractor”) in respect of the performance of any Administrative Service with respect to the Reinsured Policies and the Subject Contracts, the Administrator will notify the Company in writing of the proposed subcontract and will obtain the Company’s written consent of such proposed Subcontractor, which consent shall not be unreasonably withheld or delayed, provided that the Company’s consent under this Section is not required with respect to (i) any Affiliate of the Administrator or any subcontractor that provided such Administrative Service to the Business immediately prior to the date hereof, or (ii) any subcontractor that provides any Administrative Service to the Business on any date after the date hereof for an annual cost of $500,000 or less.

(b)  No subcontracting shall relieve the Administrator from any of its obligations or liabilities hereunder, and the Administrator shall remain responsible for all obligations or liabilities of such Subcontractor with respect to the providing of such service or services as if provided by the Administrator.

ARTICLE III

SUBJECT CONTRACT RECOVERABLES

Section 3.1  Assignment and Assumption of Subject Contracts.

(a)  As consideration for the Administrative Services to be provided by the Administrator in respect to the Subject Contracts herein, the Company hereby sells, assigns, transfers and delivers to the Administrator, effective as of the Effective Date, all of the Company’s right, title and interest in the fees and other consideration with respect to the Subject Contracts receivable by the Company and attributable to periods on and after the Effective Date and during the term of this Agreement (the “Subject Contract Recoverables”).

(b)  The Company hereby transfers to the Administrator, and the Administrator accepts such transfer, any and all of the Company’s obligations and liabilities under, with respect to, in connection with or otherwise arising out of or

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relating to the Subject Contracts, in each case attributable to periods on and after the Effective Date and during the term of this Agreement (the “Subject Contract Assigned Obligations and Liabilities”). In furtherance of the foregoing, the Administrator hereby irrevocably and unconditionally assumes and agrees to timely pay, perform, discharge, defend, litigate, contest, compromise and/or settle, as appropriate, or cause to be paid, performed, discharged, defended, litigated, contested, compromised and/or settled, as appropriate, in accordance with their respective terms, the Assigned Obligations and Liabilities.

(c)  To the extent that this Section 3.1 is ineffective to transfer the Subject Contract Recoverables and Subject Contract Assigned Obligations and Liabilities, the Company agrees, at the sole cost and expense of the Administrator, to execute and record or cause its Affiliates to execute and record all additional instruments, bills of sale, deeds and other documents, at the expense of the Administrator, necessary to transfer such assets and liabilities as soon practicable after the Effective Date.

(d)  Direct receipt by the Administrator or any of its Affiliates of any Subject Contract Recoverable amounts shall satisfy any obligation of the Company to transfer any such amount to the Administrator hereunder. Any Subject Contract Recoverables paid to, or received by, any Affiliate of the Company shall be deemed to have been received by the Company and shall be payable hereunder as if received directly by the Company.

Section 3.2  Collection Agent Appointment.  The Company hereby appoints the Administrator as its agent to collect all Subject Contract Recoverables in the Company’s name for the account of the Administrator. The Company agrees and acknowledges that the Administrator and its permitted assigns and delegatees are entitled to enforce, in the name of the Company, all rights at law or in equity or good faith claims of the Company with respect to such Subject Contract Recoverables. If necessary for such collection, the Company shall, at the Administrator’s sole cost and expense, reasonably cooperate in any litigation or other dispute resolution mechanism relating to such collection. The Parties acknowledge and agree that the Company shall have no obligation to seek collection of any Subject Contract Recoverables and that the Administrator shall be responsible for and has hereby assumed the financial risk of any uncollected or uncollectible Subject Contract Recoverables from any payors thereof (other than the Company or any of its Affiliates). To the extent that the Company recovers any Subject Contract Recoverables from any third party attributable to the Subject Contracts, the Company shall promptly transfer such amounts to the Administrator, together with any pertinent information that the Company may have relating thereto.

Section 3.3  Lockbox Accounts.  The Administrator shall establish one or more lockboxes and accounts in the name of the Administrator to be used solely with respect to the Subject Contract Recoverables (each lockbox and related account, a “Lockbox

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Account”), provided that such Lockbox Account may be commingled with Recoverables (as defined in the Reinsurance Agreement) collected and placed in lockbox accounts under the Reinsurance Agreement. The Lockbox Accounts shall be owned by the Administrator. The Administrator may, and at the request of the Administrator, the Company shall, at the expense of the Administrator, give written notice to each Person responsible for payment of any Subject Contract Recoverables after the Effective Date that such Subject Contract Recoverables have been sold and assigned to the Administrator and that payment thereof is to be made to the Administrator at the Lockbox Account designated by the Administrator.

Section 3.4  Ownership of Subject Contract Recoverables.  The Parties intend that the Company’s assignment pursuant to Section 3.1(a) to be a present sale and assignment of all of the Company’s rights, title and interest in the Subject Contract Recoverables and not an assignment for security. All monies, checks, drafts, money orders, postal notes and other instruments that may be received after the Effective Date by the Company for the Subject Contract Recoverables shall be held in trust by the Company for the benefit of the Administrator and shall be promptly transferred and delivered to the Administrator, and any such instruments when so delivered shall bear all endorsements required to effect the transfer of same to the Administrator. The Administrator is hereby authorized to endorse for payment to the Administrator any such checks, drafts, money orders and other instruments pertaining to the Subject Contract Recoverables that are payable to, or to the order of, the Company and received by the Administrator under this Agreement, whether they are delivered to the Lockbox Account or otherwise transferred and delivered by the Company to the Administrator.

ARTICLE IV

POST-CLOSING POLICIES; RENEWAL POLICIES; AMENDMENTS

Section 4.1  Non-Renewal Date.  For purposes of this Agreement, the term “Non-Renewal Date” shall mean the later of (i) the date the Administrator has completed all changes to its systems and administrative procedures necessary to exercise its rights under the Renewal Rights Agreement, and (ii) the date the Administrator has received all rate and form approvals required by Governmental Authorities with respect to the issuance by the Administrator of the Reinsured Policies in its own name (together with any individual conversion policies applicable thereto), but in no event later than 12 months from the Effective Date.

Section 4.2  Post-Closing Policies.  The Company hereby authorizes and grants the Administrator the authority, from the Effective Date until the Non-Renewal Date to market, sell, underwrite and issue in the States of New York and Rhode Island, in the name of the Company, new insurance policies with respect to the Business of the types currently being written in the Business (the “Post-Closing Policies”). The Parties acknowledge that such Post-Closing Policies are “Reinsured Policies” as defined in Section 1.1 of the Reinsurance Agreement.

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Section 4.3   Renewal Policies.   To the extent that the terms of a Reinsured Policy allow for such Reinsured Policy to be renewed, the Company hereby authorizes and grants the Administrator, from the Effective Date until the Non-Renewal Date, the authority to underwrite and issue in the States of New York and Rhode Island, in the name of the Company, renewals to such Reinsured Policy (the “Renewal Policies”). The Parties acknowledge that such Renewal Policies are “Reinsured Policies” as defined in Section 1.1 of the Reinsurance Agreement.

Section 4.4   Riders and Endorsements.   The Administrator may issue on behalf of the Company riders and endorsements to the Reinsured Policies and the Subject Contracts in the ordinary course of business consistent with the Company’s past practices.

Section 4.5   Reinsured Policy Revisions Required by Applicable Law.   The Administrator shall prepare and issue to (i) the holder of a group policy that constitutes a Reinsured Policy, (ii) the participating sponsor under a multi-sponsor group policy that constitutes a Reinsured Policy, and (iii) a certificate holder under a portability benefit or similar trust policy that constitutes a Reinsured Policy (collectively, the “Policyholders”) all revisions to such Reinsured Policies that are required by Applicable Law to be made by the Company.

Section 4.6   Application; Underwriting; Issue.   The Administrator shall assume all responsibility for (i) the provision of all applications and other policyholder materials to persons seeking a Post-Closing Policy or a Renewal Policy, (ii) all underwriting necessary or appropriate with respect to such applications, (iii) the processing of underwriting-related transactions, and (iv) the issuance of Post-Closing Policies and Renewal Policies.

Section 4.7   Post-Closing and Renewal ASO Contracts.   The Company hereby authorizes and grants the Administrator the authority, from the Effective Date until the Non-Renewal Date to market, sell, underwrite and issue in the States of New York and Rhode Island, in the name of the Company, new ASO Contracts. To the extent that the terms of an ASO Contract allow for such ASO Contract to be renewed, the Company hereby authorizes and grants the Administrator, from the Effective Date until the Non-Renewal Date, the authority to underwrite and issue in the States of New York and Rhode Island, in the name of the Company, renewals to such ASO Contracts.

Section 4.8   Post-Closing and Renewal VAS Contracts.   The Company hereby authorizes and grants the Administrator the authority, from the Effective Date until the Non-Renewal Date to market, sell, underwrite and issue in the States of New York and Rhode Island, in the name of the Company, new VAS Contracts. To the extent that the terms of an VAS Contract allow for such VAS Contract to be renewed, the Company hereby authorizes and grants the Administrator, from the Effective Date until the Non-

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Renewal Date, the authority to underwrite and issue in the States of New York and Rhode Island, in the name of the Company, renewals to such VAS Contracts.

Section 4.9  Termination of Authority.  The authority granted to the Administrator under Sections 4.2, 4.3, 4.4, 4.7 and 4.8 may be terminated by the Company prior to the Non-Renewal Date, upon written notice to the Administrator, (a) in the event that the Administrator assigns or delegates its underwriting authority with respect to such Post-Closing Policies, Renewal Policies or post-closing or renewal ASO Contracts and VAS Contracts to any Person (other than an Affiliate) without the prior written consent of the Company (which consent may be withheld in the Company’s sole discretion); (b) in the event that the Administrator issues any Post-Closing Policies, Renewal Policies or post-closing or renewal ASO Contracts and VAS Contracts outside of the States of New York and Rhode Island; (c) in the event that the Reinsurance Agreement is terminated or the Administrator is unable, as reinsurer under the Reinsurance Agreement, to reinsure Post-Closing Policies or Renewal Policies under the Reinsurance Agreement; or (d) in the event that the Administrator becomes insolvent or is placed into liquidation, rehabilitation, conservation, supervision, receivership or similar proceedings (whether voluntary or involuntary), or there is instituted against it proceedings for the appointment of a receiver, liquidator, rehabilitator, conservator or trustee in bankruptcy, to take possession of its assets or assume control of its operations.

Section 4.10  Timing of Company Name Change Filings.  For the avoidance of doubt, nothing in this Article IV shall obligate the Company to alter or modify the timing of any changes to the Company’s name that it plans to effectuate after the Effective Date in accordance with the Stock Purchase Agreement.

ARTICLE V

BILLINGS AND COLLECTIONS

Section 5.1  Billing and Collections.

(a)  The Administrator shall assume all responsibility for billing and collecting premiums, recoverables and other amounts payable to the Company with respect to the Reinsured Policies, the Subject Contracts and the Existing Reinsurance Agreements from and after the Effective Date. From and after the Effective Date, the Company shall promptly remit to the Administrator any such amounts received by it with respect to the Reinsured Policies and the Subject Contracts. The Company shall provide reasonable assistance to the Administrator in collection of premiums, recoverables and other amounts, such assistance to include signing documents and pleadings if required. The Administrator shall reimburse the Company for any out-of-pocket expenses its incurs in rendering such assistance.

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(b)   Notwithstanding this Section 5.1, Article IV of the Reinsurance Agreement shall control the rights of the Parties with respect to Recoverables.

ARTICLE VI

CLAIMS ADMINISTRATION AND ACTUARIAL SERVICES

Section 6.1   Claim Administration Services.   The Administrator shall acknowledge, consider, review, investigate, deny, settle, pay or otherwise dispose of each loss claim reported under each Reinsured Policy and each Subject Contract (each, a “Claim” and collectively the “Claims”).

Section 6.2   Description of Claim Administration Services.   Without limiting the foregoing, the Administrator shall, with respect to business represented by the Reinsured Policies and the Subject Contracts:

(a)   provide claimants and their authorized representatives (collectively, “Claimants”) with Claim forms and provide reasonable explanatory guidance to Claimants in connection therewith;

(b)   establish, maintain and organize Claim files and maintain and organize other Claims-related records;

(c)   review all Claims and determine whether the Claimant is eligible for loss payments and if so, the nature and extent of such loss payments;

(d)   prepare and distribute to the appropriate recipients and Governmental Authorities any reports required by Applicable Law;

(e)   respond to all written or oral Claims-related communications that the Administrator reasonably believes to require a response; and

(f)   respond to and manage any Claims-related matters pursuant to Article VII.

Section 6.3   Actuarial Services.   The Administrator shall provide to the Company such actuarial opinions and certifications (or internal reliance letters as applicable), actuarial analyses and related reports as required by Governmental Authorities with respect to the Reinsured Policies, including current and future requirements, formal and ad hoc requests and other items necessary in support of any examination or audit. The Administrator shall also provide to the Company actuarial-related items necessary for financial reporting and disclosures and supporting documentation as required by Governmental Authorities or actuarial standards of practice with respect to the Reinsured Policies.

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ARTICLE VII

REGULATORY AND LEGAL PROCEEDINGS

Section 7.1  Regulatory Complaints and Proceedings. The Administrator shall:

(a) to the extent permitted by Applicable Law, and subject to Section 7.4, respond to any Claims payment related complaints or inquiries made by any Governmental Authority with respect to the Reinsured Policies and the Subject Contracts within the Governmental Authority’s requested time frame for response or, if no such time frame is provided, within the time frame as allowed by Applicable Law, and promptly provide a copy of such response to the Company;

(b) promptly notify the Company of any material non-Claims payment related complaints or inquiries initiated by a Governmental Authority with respect to the Reinsured Policies and the Subject Contracts, and of any proceedings (either Claims or non-Claims related) initiated by a Governmental Authority with respect to the Reinsured Policies and the Subject Contracts, and, in either case, to the extent permitted by Applicable Law, prepare and send to the Governmental Authority, with a copy to the Company, a response within the Governmental Authority’s requested time frame for response or, if no such time frame is provided, within the time frame as allowed by Applicable Law; provided that, subject to meeting such time frames, the Administrator shall provide such response to the Company for its prior review and comment;

(c) subject to Section 7.4, supervise and control the investigation, contest, defense and/or settlement of all complaints, inquiries and proceedings by Governmental Authorities with respect to the Reinsured Policies and the Subject Contracts at its own cost and expense, and in the name of the Company when necessary;

(d) at the Company’s request and expense, provide to the Company a report in a form mutually agreed by the Parties summarizing the nature of any such complaints, inquiries or proceedings by Governmental Authorities, the alleged actions or omissions giving rise to such complaints, inquiries or proceedings and copies of any files or other documents that the Company may reasonably request in connection with its review of these matters; and

(e) maintain a complaint log with respect to the Reinsured Policies and the Subject Contracts in accordance with applicable requirements of Governmental Authorities and make a copy of such log, continuously updated through the last day of each calendar quarter during the term of this Agreement, available for inspection by the Company upon five Business Days’ prior notice by the Company.

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Section 7.2  Legal Proceedings. The Administrator shall:

(a)  notify the Company within 10 Business Days after the end of each month of any lawsuit, action, arbitration or other dispute resolution proceedings that are instituted or threatened with respect to any matter relating to the Reinsured Policies and the Subject Contracts during the previous month (“Legal Proceeding(s)”);

(b)  subject to Section 7.4, supervise and control the investigation, contest, defense and/or settlement of all Legal Proceedings relating to the Reinsured Policies and the Subject Contracts at its own cost and expense, and in the name of the Company when necessary; and

(c)  keep the Company fully informed of the progress of all Legal Proceedings reported by the Administrator pursuant to (i) above and, at the Company’s request, provide to the Company a report summarizing the nature of such Legal Proceedings, the alleged actions or omissions giving rise to such Legal Proceedings and copies of any files or other documents that the Company may reasonably request in connection with its review of these matters, in each case other than such files, documents and other information as would, in the judgment of counsel to the Administrator, lead to the loss or waiver of legal privilege.

Section 7.3  Notice to Administrator.  The Company shall give prompt notice to the Administrator of any Legal Proceeding made or brought against the Company after the Effective Date arising under or in connection with the Reinsured Policies and the Subject Contracts to the extent known to it and not made against or served on the Administrator or a Subcontractor as administrator hereunder, and in no event more than 10 Business Days after receipt of notice thereof, and shall promptly furnish to the Administrator copies of all pleadings in connection therewith. The Administrator shall assume the defense of the Company.

Section 7.4  Final Authority.  Notwithstanding the foregoing, as permitted under Section 1.2, the Company shall retain the final authority with respect to the resolution of inquiries by Governmental Authorities and consumer complaints, taking into account the recommendations of the Administrator provided to the Company hereunder, which the Company shall only reject in good faith and in light of the intent of the Parties.

Section 7.5  Defense of Regulatory and Legal Proceedings.  The Company shall have the right to engage in its own separate legal representation, at its own expense, and to otherwise participate fully in the defense of any Legal Proceedings or complaints, inquiries or proceedings by Governmental Authorities with respect to the Reinsured Policies and the Subject Contracts in which the Company is a named party, but not to settle any such matter. The Administrator and the Company shall cooperate with each other with respect to the administration of any Legal Proceeding and any complaint,

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inquiry or proceeding by Governmental Authorities. The Administrator shall not settle any Legal Proceeding or any complaint, inquiry or proceeding by Governmental Authorities without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless (i) there is no finding or admission of any violation of law or any violation of the rights of any Person, (ii) such settlement would not reasonably be expected to have material adverse precedential consequences to the Company, and (iii) the sole relief provided is monetary damages that are paid in full by the Administrator.

ARTICLE VIII

OTHER ADMINISTRATIVE SERVICES

Section 8.1  Existing Reinsurance Agreements.

(a)  The Administrator shall have the exclusive authority and responsibility to manage and administer the Existing Reinsurance Agreements, including providing all reports and notices required with respect to the Existing Reinsurance Agreements to the reinsurers within the time required by the applicable Existing Reinsurance Agreement and doing all other things necessary to comply with the terms and conditions of the Existing Reinsurance Agreement.

(b)  Administration of the Existing Reinsurance Agreements shall include enforcing on behalf of the Company any and all rights and obligations of the Company under the Existing Reinsurance Agreements, the payment on behalf of the Company of all reinsurance premiums due thereunder, using funds of the Administrator and the collection on behalf of the Company of all amounts due thereunder from the reinsurers to the Company for losses or loss adjustment expenses on the Reinsured Policies.

(c)  Notwithstanding this Section 8.1, Article IV of the Reinsurance Agreement shall control the rights of the Parties with respect to Recoverables.

Section 8.2  Services to Policyholders and Contractholders.  From and after the Effective Date, the Administrator shall provide all Policyholder services in connection with the Reinsured Policies and all contractholder services in connection with the Subject Contracts.

Section 8.3  Other Services.  The Administrator shall provide such other administrative services as are necessary or appropriate to fully effectuate the purpose of the Reinsurance Agreement and this Agreement, including such services as are not performed by or on behalf of Company on the date hereof but the need for which may arise due to changes or developments in Applicable Law.

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ARTICLE IX

NOTICE TO POLICYHOLDERS

Section 9.1  Required Notice.  To the extent required by Applicable Law, the Administrator agrees to send to applicable Policyholders a written notice prepared by the Administrator and reasonably acceptable to the Company to the effect that the Administrator has been appointed by the Company to provide Administrative Services with respect to the Reinsured Policies and the Subject Contracts. The Administrator shall send such notice by first class U.S. mail at a time reasonably acceptable to the Company and the Administrator and in all events in accordance with Applicable Law. The Administrator may include such notice in a regularly scheduled mailing to Policyholders in lieu of a separate mailing.

ARTICLE X

QUARTERLY ACCOUNTINGS

Section 10.1  Quarterly Accountings.

(a)  Within 20 days after the end of each quarter in which Insolvency Fund assessments are assessed or payable by the Company, the Company shall submit to the Administrator a written statement of accounting in a form and containing such information to be agreed upon by the Parties (each, an “Insolvency Fund Assessment Accounting”) setting forth the Insolvency Fund amounts assessed against or payable by the Company, to the extent that such assessments arise on account of Premiums under the Reinsured Policies. Within five (5) Business Days of receipt of each Insolvency Fund Assessment Accounting, the Administrator shall remit to the Company the amount set forth on such Insolvency Fund Assessment Accounting with respect to the Insolvency Fund amounts.

(b)  Within 20 days after the last day of each quarter in which there is premium tax activity arising from the Reinsured Policies, the Administrator shall submit to the Company a written statement of accounting in a form and containing such information to be agreed upon by the Parties (each, a “Premium Tax Accounting”) setting forth the estimated premium taxes due on account of Premiums under the Reinsured Policies paid on or after the Effective Date and collected during such quarter. Concurrent with the delivery of each Premium Tax Accounting, the Administrator shall remit to the Company the amount set forth on such Premium Tax Accounting with respect to such estimated premium taxes due.

(c)  Within 20 days after the last day of each quarter, the Company shall submit to the Administrator a written statement of accounting in a form agreed upon by the Parties (each, an “Expenses Accounting” and together with the Insolvency Fund Assessment Accountings and the Premium Tax Accounting, the “Quarterly Accountings”) including any and all out-of-pocket costs and expenses

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(other than the Insolvency Fund amounts) incurred or accrued directly or indirectly to third parties or Affiliates by the Company in respect of the Subject Contracts. Within five (5) Business Days of receipt of each Expenses Accounting, the Administrator shall remit to the Company the amount set forth on such Expenses Accounting with respect to such costs and expenses due, as well as any other amounts owed to the Company pursuant to this Agreement.

Section 10.2  Adjustments Regarding Quarterly Accountings. In the event that subsequent data or calculations require revision of any of the Quarterly Accountings, the required revision and appropriate payments thereunder shall be made within 10 Business Days after the Parties mutually agree as to the appropriate revision.

ARTICLE XI

CERTAIN ACTIONS BY COMPANY

Section 11.1  Filings.  The Company shall prepare and timely file any filings required to be made with any Governmental Authority that relate to the Company generally and not just to the Reinsured Policies, including filings with Insolvency Funds and filings and premium tax returns with taxing authorities. The Administrator shall, in a timely fashion in light of the dates such filings by the Company are required, provide to the Company all information in the possession of the Administrator with respect to the Reinsured Policies that may be reasonably required for the Company to prepare such filings and tax returns.

Section 11.2  Annual Adjustment.  The Company shall pay or provide to the Administrator the benefit of any Post-Effective Date Assessments related to the Reinsured Policies which have been applied to reduce the Company’s premium tax liability (“Premium Tax Credits”). The Company shall provide to the Administrator by April 15 of each year a statement of the amount (the “Annual Adjustment”) of (i) premium taxes (including retaliatory taxes) paid with respect to premiums collected during the prior calendar year (to the extent that such taxes constitute the Reinsured Liabilities), less (ii) estimated premium taxes paid by the Administrator to the Company with respect to such premiums under the provisions of Article X, less (iii) Premium Tax Credits for the prior calendar year. By May 31 of each year the Administrator shall pay to the Company the Annual Adjustment, if a positive amount, and the Company shall pay or credit to the Administrator the Annual Adjustment, if a negative amount.

ARTICLE XII

REGULATORY MATTERS AND REPORTING

Section 12.1  Regulatory Compliance and Reporting.

(a)  The Administrator shall provide to the Company such information with respect to the Reinsured Policies and the Subject Contracts as is required to

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satisfy all current and future informational reporting, prior approval and any other requirements imposed by any Governmental Authority. Upon the reasonable request of the Company, the Administrator shall timely prepare such reports and summaries, including statistical summaries and certifications, as are necessary or reasonably required to satisfy any requirements imposed by a Governmental Authority upon the Company with respect to the Reinsured Policies and the Subject Contracts. In addition, the Administrator, upon the reasonable request of the Company, shall promptly provide to the Company copies of all existing records relating to the Reinsured Policies and the Subject Contracts (including, with respect to records maintained in machine readable form, hard copies) that are necessary to satisfy such requirements.

(b)  The Administrator shall promptly prepare and furnish to the Company all reports and related summaries (including statistical summaries), certificates of compliance and other reports required or requested by any Governmental Authority and related to the Reinsured Policies and the Subject Contracts. Where practicable, the Administrator shall file such reports on behalf of the Company. Otherwise, where reasonably practicable, such reports and summaries shall be in a format so as to allow the Company to input the data contained therein directly into the applicable reports of the Company. The Parties shall cooperate in good faith to establish the manner for the providing of such reports.

(c)  The Administrator shall assist the Company and cooperate with the Company in doing all things necessary, proper or advisable in the most expeditious manner practicable in connection with any and all market conduct or other Governmental Authority examinations that include matters involving the Reinsured Policies and the Subject Contracts.

Section 12.2  Reporting and Accountings.  The Administrator shall assume the reporting and accounting obligations set forth below:

(a)  As soon as practicable but not more than 15 days after the end of each month that this Agreement is in effect and during which any transactions occurred in respect of the Reinsured Policies and the Subject Contracts (or more frequently as mutually agreed by the Parties), the Administrator shall timely provide to the Company reports and summaries of transactions (and upon request of the Company, detailed supporting records) related to the Reinsured Policies and the Subject Contracts as may be reasonably required for use in connection with the preparation of the Company’s statutory and U.S. GAAP financial statements, tax returns and other required financial reports and to comply with the requirements of the Governmental Authorities having jurisdiction over the Company, including all premiums received and all losses paid. Where practicable, the Administrator shall file such reports on behalf of the Company. Otherwise, where reasonably practicable, such reports and summaries shall be in a format so as to allow the

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Company to input the data contained therein directly into the applicable reports of the Company. The Parties shall cooperate in good faith to establish the manner for the providing of such reports.

(b)  As soon as practicable but not more than 35 days after the end of the first three quarters of each calendar year that this Agreement is in effect and within 45 days after the end of the last quarter of each such year (or more frequently as mutually agreed by the Parties), the Administrator shall report to the Company the amount of reserves that the Company is required to report on its statutory and U.S. GAAP financial statements, tax returns and other required financial reports as of the quarter end, along with the amounts of reserves ceded to each reinsurer under the Existing Reinsurance Agreements.

(c)  Within 45 days after each calendar year end that this Agreement is in effect, the Administrator shall provide to the Company (i) a preliminary actuarial analysis regarding the adequacy of the statutory reserves for the Reinsured Policies, and (ii) within 60 days after each such calendar year (x) an opinion of an actuary reasonably acceptable to the Company as to the adequacy of statutory reserves for the Reinsured Policies, prepared according to accepted actuarial standards of practice, and as otherwise required for regulatory reporting purposes, and (y) an analysis which reasonably supports such opinion.

(d)  The Administrator shall promptly and timely provide notice to the Company of any changes in the reserve methodology used by the Administrator in calculating statutory reserves for the Reinsured Policies.

Section 12.3  Additional Reports and Updates.  For so long as this Agreement remains in effect, each Party shall periodically furnish to the other such other reports and information as may be reasonably required by such other Party for regulatory, tax, internal operating or similar purposes and reasonably available to it.

Section 12.4  Certification of Accuracy.  All information provided to the Company by the Administrator pursuant to this Agreement shall be complete and accurate in all material respects and the provision of such information shall constitute a certification by the Administrator of such completeness and accuracy.

ARTICLE XIII

BOOKS AND RECORDS

Section 13.1  Books and Records.  The Administrator shall keep accurate and complete records, files and accounts of all transactions and matters with respect to the Reinsured Policies and the Subject Contracts and the administration thereof in accordance with (i) Applicable Law, (ii) its record management practices as amended from time to time for the Administrator’s insurance business not covered by this

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Agreement, if any, and (iii) in accessible format. The Parties and their designated representative, or any Governmental Authority having jurisdiction over the Parties, including the Connecticut Insurance Department and the New York Department of Financial Services, may upon reasonable notice inspect, at the offices of the Administrator or the Company where such records are located, the papers and any and all other books or documents of the Administrator or the Company reasonably relating to this Agreement, including the Reinsured Policies and the Subject Contracts, and shall have access to appropriate employees and representatives of the other Party, in each case during normal business hours for such period as this Agreement is in effect or for as long thereafter as any rights or obligations of any Party survives or the Administrator or the Company reasonably need access to such records for regulatory, tax or similar purposes. The books and records with respect to each Reinsured Policy must be maintained for such period as would comply with (i) the records retention policies of the Administrator then in effect with regard to its own business, and (ii) New York Department of Financial Services Insurance Regulation No. 152. The information obtained shall be used only for purposes relating to the transactions contemplated under this Agreement.

ARTICLE XIV

COOPERATION

Section 14.1  Cooperation.  Each Party hereto shall cooperate fully with the other in all reasonable respects in order to accomplish the objectives of this Agreement including making available to each their respective officers and employees for interviews and meetings with Governmental Authorities and furnishing any additional assistance, information and documents as may be reasonably requested by a Party from time to time.

ARTICLE XV

PRIVACY REQUIREMENTS

Section 15.1  Privacy Requirements.

(a)  In providing the Administrative Services provided for under this Agreement, and in connection with maintaining, administering, handling and transferring the data of the Policyholder and other recipients of loss payments under the Reinsured Policies and the Subject Contracts, the Administrator shall, and shall cause its Affiliates and any permitted Subcontractors to, comply in all material respects with all confidentiality and security obligations applicable to them in connection with the collection, use, disclosure, maintenance and transmission of personal, private, health or financial information about individual Policyholders or loss payment recipients, including the provisions of privacy policies under which such information was gathered, those laws currently in place and which may become effective during the term of this Agreement, including the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act of 1996, New York Department of Financial Services Insurance Regulation

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No. 173, and any other Applicable Laws. The Administrator shall entitle the Company and its agents and representatives, the Commissioner of Health and Human Services and such other Governmental Authorities, to the extent required by Applicable Law, to audit the Administrator’s compliance herewith. To the extent required by Applicable Law, the Administrator shall also enable individual subjects of personally identifiable information, upon request from such individuals, to review and correct information maintained by the Administrator about them, and to restrict use of such information. The Administrator shall promptly report to the Company any violation of this Section 15.1 of which the Administrator becomes aware. Unless required by Applicable Law, the Administrator shall not during the term of this Agreement modify the privacy policies under which information utilized by the Administrator in administering the Reinsured Policies and the Subject Contracts is gathered, without the Company’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)  The Administrator shall implement and maintain appropriate measures designed to meet the objectives of the New York Department of Financial Services Insurance Regulation No. 173 with respect to safeguarding the Company’s customer information and customer information systems. The Administrator shall adjust its information security program at the request of the Company for any relevant changes dictated by the Company’s assessment of risk around its customer information and customer information systems. Confirming evidence that the Administrator has satisfied its obligations under this Agreement shall be made available, during normal business hours, for inspection by the Company, anyone authorized by the Company, and any Governmental Authority that has regulatory authority over the Company’s business activities.

ARTICLE XVI

INDEMNIFICATION

Section 16.1  Indemnification by Administrator.  The Administrator hereby agrees to indemnify, defend and hold harmless the Company, its Affiliates and their respective stockholders, directors, officers, employees, representatives, successors and permitted assigns (collectively, the “Company Indemnitees”) from and against all Losses asserted against, imposed upon or incurred by any Company Indemnitees arising from, based on or relating to: (a) any breach or nonfulfillment by the Administrator of, or any failure by the Administrator to perform, any of the covenants, terms or conditions of, or any duties or obligations under, this Agreement, (b) the Company’s actions taken at the written recommendation or direction of the Administrator, (c) any fraud, theft or embezzlement by officers, employees, contractors, sub-contractors or other agents of any type of the Administrator or its Affiliates affecting the Administrator’s obligations under this Agreement, and (d) any successful enforcement of this indemnity; provided, however,

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that the Administrator shall not be required to provide indemnification for any Loss or Losses to the extent attributable to the gross negligence or willful misconduct of any Company Indemnitee.

Section 16.2  Indemnification by Company.  The Company hereby agrees to indemnify, defend and hold harmless the Administrator, its Affiliates and their respective stockholders, directors, officers, employees, representatives, successors and permitted assigns (collectively, the “Administrator Indemnitees”) from and against all Losses asserted against, imposed upon or incurred by any Administrator Indemnitees arising from, based on or relating to: (a) any breach or nonfulfillment by the Company of, or any failure by the Company to perform, any of the covenants, terms or conditions of, or any duties or obligations under, this Agreement, (b) the Administrator’s actions taken at the written recommendation or direction of the Company, (c) any fraud, theft or embezzlement by officers, employees, contractors, sub-contractors or other agents of any type of the Company or its Affiliates affecting the Company’s obligations under this Agreement, and (d) any successful enforcement of this indemnity; provided, however, that the Company shall not be required to provide indemnification for any Loss or Losses to the extent attributable to the gross negligence or willful misconduct of any Administrator Indemnitee.

Section 16.3  Indemnification Process and Procedures.  In the event that either the Company or the Administrator determines to assert a claim for indemnification hereunder, the Party seeking indemnification (the “Indemnified Party”) shall deliver written notice (a “Claims Notice”) to the other Party (the “Indemnifying Party”) no later than 10 Business Days after such determination, specifying, to the extent practicable, based on then-available information, the facts constituting the basis for, and the amount (if known) of the claim asserted. Failure to deliver a Claims Notice with respect to a claim (other than a claim based on an Asserted Liability, as defined below) in a timely manner as specified in the preceding sentence shall not be deemed a waiver of the Indemnified Party’s right to indemnification hereunder for Losses in connection with such claim, but the amount of reimbursement to which the Indemnified Party is entitled shall be reduced to the extent the Indemnifying Party is materially prejudiced by such failure to timely deliver such Claims Notice.

Section 16.4  Right to Contest Claims of Third Parties.

(a)  If an Indemnified Party asserts, or may in the future seek to assert, a claim for indemnification hereunder because (i) of a claim or demand made, or an action, proceeding or investigation instituted, by any Person not a party to this Agreement (a “Third Party Claimant”) that may result in a Loss with respect to which the Indemnified Party would be entitled to indemnification pursuant to this Article XVI (an “Asserted Liability”), the Indemnified Party, shall deliver to the Indemnifying Party a Claims Notice with respect thereto, which Claims Notice shall, in accordance with the provisions of Section 16.3 be delivered as promptly

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as practicable after such Asserted Liability is actually known to the Indemnified Party. Failure to deliver a Claims Notice with respect to a claim in a timely manner as specified in the preceding sentence shall not be deemed a waiver of the Indemnified Party’s right to indemnification hereunder for a Loss in connection with such claim, but the amount of reimbursement to which the Indemnified Party is entitled shall be reduced to the extent the Indemnifying Party is materially prejudiced by such failure to timely deliver such Claims Notice.

(b)  The Indemnifying Party shall have the right, upon written notice to the Indemnified Party, to assume the defense and control of any Asserted Liability that may result in a Loss with respect to which the Indemnified Party is entitled to indemnification pursuant to this Article XVI; provided that the Indemnified Party may, at its option and at its own expense, participate in the investigation, contesting, defense or settlement any such Asserted Liability through representatives and counsel of its own choosing. Any election by an Indemnifying Party to assume the defense of an Asserted Liability must be delivered by the Indemnifying Party to the Indemnified Party within 30 days after receipt of the Indemnified Party’s Claims Notice, and failure on the part of the Indemnifying Party to send such notice within such 30 day period shall be deemed an election not to assume the defense of such Asserted Liability. The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Asserted Liability as to which the Indemnifying Party has assumed the defense without the consent of the Indemnified Party, but only to the extent that (i)(A) such settlement is on exclusively monetary terms, (B) the Indemnifying Party obtains a complete release for the Indemnified Party with respect to such Asserted Liability, (C) such settlement does not involve a class action claim or a claim which alleges bad faith on the part of the Indemnified Party and (D) such settlement would not be reasonably expected to result in an adverse effect on the reputation, licenses or regulatory status of the Indemnified Party; or (ii) the Indemnified Party shall have, in its sole discretion, consented to the terms of such settlement. If reasonably requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, reasonably cooperate with the Indemnifying Party and its counsel in contesting any Asserted Liability or, if appropriate and related to the Asserted Liability in question, in making any counterclaim against the Third Party Claimant, or any cross-complaint against any Person (other than the Indemnified Party or its Affiliates). If the Indemnifying Party has assumed the defense of an Asserted Liability and is in compliance with its obligations under this Section 16.4 (or if the 30-day period described in this Section 16.4(b) has not yet elapsed), the Indemnified Party shall not consent to a settlement of, or the entry of any judgment arising from, any Asserted Liability without the consent of the Indemnifying Party, which consent may not be unreasonably withheld, conditioned or delayed.

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(c)  In the event that the Indemnifying Party assumes the defense of an Asserted Liability, the Indemnifying Party shall be entitled to participate in (but not to control) the defense of such Asserted Liability with its own counsel and at its own expense; provided, however, that the Indemnifying Party shall bear the reasonable fees, costs and expenses of one (1) such separate counsel if (i) an actual or potential conflict of interest makes representation by the same counsel inappropriate or (ii) the Indemnifying Party shall have authorized the Indemnified Party to employ separate counsel at the Indemnifying Party’s expense. The Indemnifying Party shall be liable for the reasonable fees and expenses of external counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense of an Asserted Liability.

(d)  The Ceding Company and Reinsurer shall make mutually available to each other all relevant information in their possession relating to any Asserted Liability (except to the extent that such action would result in a loss of attorney-client privilege) and shall cooperate with each other in the defense thereof.

Section 16.5  Mitigation.  If an Indemnifying Party shall, following receipt of a Claims Notice, request in writing that an Indemnified Party take steps to mitigate its Losses subject to indemnification hereunder by the Indemnifying Party, such Indemnified Party shall use its commercially reasonable efforts to take, or to cause its Affiliates to take, in consultation with and as directed by such Indemnifying Party, such reasonable steps to mitigate such Losses, so long as and to the extent the Indemnifying Party promptly reimburses the Indemnified Party for any reasonable, out-of-pocket costs and expenses incurred by the Indemnified Party in taking such mitigation steps hereunder. In the event that such a written request is not made by an Indemnifying Party and an Indemnified Party determines to mitigate its Losses that are subject to indemnification hereunder by the Indemnifying Party, the Indemnified Party shall be entitled to prompt reimbursement for any reasonable, out-of-pocket costs and expenses incurred by such Indemnified Party in providing its mitigation actions; provided that such Indemnified Party shall have received the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the Indemnifying Party, and such mitigation actions shall be reasonably within the scope of such consent. This Section 16.5 shall not apply with respect to Losses related to Taxes.

Section 16.6  Subrogation; Insurance.  Upon making any indemnification payment, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the payment relates. The amount of Losses sustained by an Indemnified Party and owed by an Indemnifying Party shall be reduced by any amount received by such Indemnified Party with respect thereto under any insurance or reinsurance coverage from any other party alleged to be responsible therefor. The Indemnified Party shall use reasonable efforts at the Indemnifying Party’s expense to collect any amounts available under such

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insurance or reinsurance coverage and from such other party alleged to have responsibility.

Section 16.7  Assumption of Indemnification.  In the event that a Party: (i) consolidates with or amalgamates, combines or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation, amalgamation, combination or merger; or (ii) sells, transfers, pledges or otherwise disposes of all or substantially all of its properties, assets (including portfolio investments) or capital stock of its subsidiaries (whether in one transaction or a series of related transactions) to one or more Persons, then, and in each such case, proper provision shall be made prior to the consummation of any such transaction so that each such Person shall assume by a written instrument entered into for the benefit of, and enforceable by, each other Party, the indemnification obligations of such Party set forth in this Article XVI.

Section 16.8  Defined Terms.  For purposes of this Article XVI,

(a)   “Loss” and/or “Losses” shall mean losses, Taxes, Liabilities, damages, costs, charges, expenses (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys’, actuaries’, accountants’ and other professionals’ fees, disbursements and expenses), settlement payments, awards, judgments, fines, interest and penalties.

(b)  “Liabilities” shall mean any and all debts, liabilities, expenses, commitments and obligations of any kind, character or description, whether direct or indirect, fixed or unfixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or unasserted, known or unknown, disputed or undisputed, joint or several, secured or unsecured, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability).

(c)  “Tax” (or “Taxes” as the context may require) means any tax, however denominated, imposed by any United States or foreign federal, state, local, municipal, territorial or provincial government or any agency or political subdivision of any such government (a “Taxing Authority”), including any net income, alternative or add-on minimum, gross income, gross receipts, premium, sales, use, gains, goods and services, production, documentary, recording, social security, unemployment, disability, employee withholding, welfare, workers’ compensation, estimated, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, capital stock, net worth, occupation, business license, personal or real property, environmental or windfall profit tax, and any premiums, custom, duty, levy, tariff, impost or other tax or other like assessment or charge, including guaranty fund assessments, together with any interest, penalty, addition to tax or additional

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amount imposed by any Taxing Authority relating to the assessment or collection thereof.

ARTICLE XVII

INABILITY TO PERFORM

Section 17.1  Inability or Failure to Perform Administrative Services.

(a)  Except as provided in Article XVIII, in the event that the Administrator is unable to perform all or a portion of the Administrative Services for any reason for a period that could reasonably be expected to exceed 10 Business Days, the Administrator shall promptly provide notice to the Company of its inability to perform the applicable Administrative Services. In the event that the Administrator fails to provide any notice required in the foregoing sentence, the Company may provide such notice to itself and the Administrator. Upon such notice, the Administrator shall obtain an alternative means of providing the Administrative Services reasonably acceptable to the Company. In such event, the Administrator shall be responsible for all costs incurred in providing such alternative services and otherwise restoring the Administrative Services.

(b)  In the event that the Administrator commits three Material Breaches (as such term is defined below) of this Agreement during any rolling 12 month period, the Administrator shall obtain an alternative means of providing the impacted Administrative Services reasonably acceptable to the Company. In such event, the Administrator shall be responsible for all costs incurred in providing such alternative services and otherwise restoring the Administrative Services. The term “Material Breach” shall mean a material breach of this Agreement by the Administrator, the occurrence of which is not subject to a good faith dispute between the Parties, that remains in existence 30 days after receipt by the Administrator of the Company’s written notice of such breach, which breach shall not have been cured within such 30 day period. Any Material Breach that is not cured within the foregoing cure period shall be deemed an additional Material Breach for purposes of this Section 17.1(b).

(c)  In the event that a third-party administrator is engaged in accordance with Section 17.1 and the Administrator subsequently determines in good faith that it is capable of performing the Administrative Services subcontracted to such third-party administrator, the Parties agree that the Administrator may replace the third-party administrator and resume its performance of such Administrative Services; provided that in the event that a third party administrator is engaged in accordance with Section 17.1(b), the Administrator shall be required to cure all material breaches to the reasonable satisfaction of the Company prior to resuming performance of such Administrative Services.

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ARTICLE XVIII

DURATION; TERMINATION

Section 18.1  Duration.  This Agreement shall commence on the Effective Date and continue with respect to each Reinsured Policy until no further Administrative Services in respect of such Reinsured Policy are required, unless this Agreement is earlier terminated under Section 18.2.

Section 18.2   Termination.

(a)  The Company and the Administrator agree that it is their intent that this Agreement remain in effect until all the Company’s liability with respect to the Reinsured Policies and the Subject Contracts terminates. This Agreement is nevertheless subject to immediate termination at the option of the Company, upon written notice to the Administrator, if a voluntary or involuntary proceeding is commenced in any jurisdiction by or against the Administrator for the purpose of conserving, rehabilitating or liquidating the Administrator.

(b)  In the event that this Agreement is terminated under the provisions of Section 18.2(a), the Administrator shall have the right to select a third-party administrator to perform the services required by this Agreement. The Company shall have the right to approve any such administrator selected by the Administrator, but such approval will not unreasonably be withheld, conditioned or delayed. If the Administrator fails to select an administrator pursuant to this Section 18.2(b) within 20 Business Days of its termination, the Company shall select such an administrator. Any and all fees charged by a third-party administrator selected in accordance with this Section 18.2(b) for the performance of the Administrative Services shall be borne exclusively by the Administrator.

ARTICLE XIX

ARBITRATION

Section 19.1  Resolution of Disputes.  Any dispute, controversy or claim arising out of or relating to the provisions of this Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof (“Dispute”), whether arising before or after termination of this Agreement, shall be submitted to and finally settled by binding arbitration in the manner set forth in this Article XIX. Either Party may initiate arbitration of any Dispute by giving written notice to the other Party by registered mail or a recognized overnight courier of its intention to arbitrate.

Section 19.2  Composition of Panel.  Unless the Parties agree upon a single arbitrator within 15 days after the receipt of the notice of intention to arbitrate, all Disputes shall be submitted to an arbitration panel composed of two arbitrators and an umpire, chosen in accordance with Section 19.3 below.

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Section 19.3  Appointment of Arbitrators.  The Party requesting arbitration (hereinafter referred to as the “claimant”) shall appoint an arbitrator and give written notice thereof, by registered mail or a recognized overnight courier to the other Party (hereinafter referred to as the “respondent”) together with its notice of intention to arbitrate. Unless a single arbitrator is agreed upon within 15 days after the receipt of the notice or intention to arbitrate, the respondent shall, within 30 days after receiving such notice, also appoint an arbitrator and notify the claimant thereof in a like manner. The two arbitrators so appointed shall choose an impartial umpire within 30 days after they are both appointed. If, within the foregoing timeframes, the arbitrators fail to agree upon the appointment of an umpire, or one of the Parties fails to appoint an arbitrator, the appointment shall be made promptly by ARIAS U.S. The umpire shall be an arbitrator certified by ARIAS U.S. The arbitrators shall be present or former executives or officers of insurance or reinsurance companies or arbitrators certified by ARIAS U.S. The arbitrators and umpire shall be disinterested and impartial individuals and not be under the control of either Party, and shall have no financial interest in the outcome of the arbitration.

Section 19.4  Choice of Forum.  Any arbitration instituted pursuant to this Article XIX shall be held in New York, New York or such other place as the Parties may mutually agree.

Section 19.5  Submission of Dispute to Panel.  Unless otherwise extended by the arbitration panel, or agreed to by the Parties, the claimant shall submit its brief to the panel within 45 days after the selection of an umpire. The respondent shall submit its brief within 45 days thereafter. The claimant may submit a reply brief within 30 days after the filing of the respondent’s brief. Notwithstanding anything herein to the contrary, the time period for submission of the case to the panel may be extended or modified by mutual consent of the Parties.

Section 19.6  Procedure Governing Arbitration.  The panel shall not be bound by the formal rules of evidence. The panel shall have the power to fix all procedural rules relating to the arbitration proceeding. In reaching any decision, the panel shall give due consideration to the custom and usage of the insurance and reinsurance business, with a view to effecting the general purpose of this Agreement.

Section 19.7  Consolidation.  (a)  If two or more disputes arise under any of this Agreement, the Reinsurance Agreement, the Renewal Rights Agreement and that certain Recapture and Termination Agreement, dated as of the date hereof, by and between the Ceding Company and the Reinsurer (collectively, the “SLNY Agreements”), then any or all such disputes may be brought in a single arbitration pursuant to this Section 19.7. If one (1) or more arbitrations already are pending with respect to a dispute under this Agreement or the SLNY Agreements, then any party to a new dispute under this Agreement or the SLNY Agreements or any subsequently-filed arbitration brought under this Agreement or the SLNY

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Agreements may request that such new dispute or subsequently-filed arbitration be consolidated into any prior pending arbitration.

(b)  Within 10 days of a request to consolidate, the parties to the new dispute or the subsequently-filed arbitration shall select one (1) of the prior pending arbitrations or subsequently-filed arbitrations into which the new dispute or subsequently-filed arbitration shall be consolidated. If the parties to the new dispute or subsequently-filed arbitration are unable to select the appropriate prior pending arbitrations or subsequently-filed arbitrations within such 10-day period, then ARIAS U.S. shall select the appropriate arbitration within 10 days of a written request by a party to the prior pending arbitration, new dispute or subsequently-filed arbitration.

(c)  The new dispute or subsequently-filed arbitration shall be so consolidated, provided that the arbitral tribunal for the arbitration so selected determines that: (i) the new dispute or subsequently-filed arbitration presents significant issues of law or fact common with those in the prior pending arbitration; (ii) no party to the new dispute, subsequently-filed arbitration, or prior pending arbitration would be unduly prejudiced; and (iii) consolidation under these circumstances would not result in undue delay for the prior pending arbitration. Any such order of consolidation issued by the arbitral tribunal shall be final and binding upon the parties to the new dispute, prior pending or subsequently-filed arbitrations. To the fullest extent permitted by applicable law, the parties waive any right they have to appeal or to seek interpretation, revision or annulment of such order of consolidation.

(d)  The arbitral tribunal for the prior pending arbitration into which a new dispute or subsequently-filed arbitration is consolidated shall serve as the arbitral tribunal for the consolidated arbitration. The parties agree that upon such an order of consolidation, they will promptly dismiss any arbitration brought under this Agreement or the SLNY Agreements, the subject of which has been consolidated into another arbitral proceeding under this Agreement or the SLNY Agreements.

Section 19.8  Arbitration Award.  The arbitration panel shall render its award within 60 days after the close of proceedings or as soon as practicable thereafter, unless the Parties consent to an extension. The award shall be in writing, briefly state the reasons for the award and be final and binding on the Parties. The Parties agree that any award rendered under this Agreement may be enforced in any jurisdiction in which a Party and/or any of its assets may be found. The award shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1.

Section 19.9  Provisional Remedies.  Each of the Parties irrevocably and unconditionally agrees and consents to the exclusive jurisdiction and venue of the Courts of the State of New York and the Federal Courts of the United States of America located

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within the State of New York (the “New York Courts”) for judicial action to issue a pre-arbitral injunction, pre-arbitral attachment, or other order to compel or in aid of arbitration. The Parties further agree to submit to the non-exclusive jurisdiction of the New York Courts for the enforcement of any award rendered hereunder. Each Party irrevocably waives, to the fullest extent it may effectively do so, any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens or any right of objection to jurisdiction on account of its place of incorporation or domicile, which it may now or hereafter have to the bringing of any such action or proceeding in any of the New York Courts. Without prejudice to such provisional remedies as may be available under the jurisdiction of such courts, the arbitration panel shall have full authority to grant provisional remedies and to direct the Parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any Party to respect the panel’s orders to that effect.

Section 19.10  Cost of Arbitration.  Unless otherwise allocated by the panel, each Party shall bear its own expenses and attorneys’ fees and the fees and expenses of its witnesses and the arbitrator it appointed. The Parties shall equally bear the expense of the umpire and any other expenses of the arbitration.

Section 19.11  No Punitive, Exemplary or Consequential Damages.  It is agreed that the arbitrators shall have no jurisdiction to authorize any punitive, exemplary or consequential damage awards between the Parties.

ARTICLE XX

MISCELLANEOUS PROVISIONS

Section 20.1  Headings and Schedules.  The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement. The attached Schedules are a part of this Agreement.

Section 20.2  Notices.  All notices and communications hereunder shall be in writing (including facsimile transmission) and shall become effective when received. Any written notice shall be by either certified or registered mail, return receipt requested, or overnight delivery service (providing for delivery receipt) or delivered by hand. All notices or communications under this Agreement shall be addressed as follows:

(a) If to the Company:

Sun Life Insurance and Annuity Company of New York

[                     ]

Facsimile: [                    ]

Attention: [                    ]

(b) If to the Administrator:

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Sun Life and Health Insurance Company (U.S.)

175 Addison Road

Windsor, Connecticut 06095

Facsimile: (860) 737-6598

Attention: [            ]

Section 20.3  Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Party without the prior written consent of the other Party hereto. Any assignment in violation of this Section 20.3 shall be void and shall have no force and effect.

Section 20.4  No Third-Party Beneficiaries.  Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties and their permitted successors and assigns, any legal or equitable rights, benefits or remedy of any nature whatsoever under or by reason of this Agreement.

Section 20.5  No Joint Venture or Partnership Intended.  Notwithstanding anything set forth herein to the contrary, the Parties hereby acknowledge that it is their intention and understanding that the transactions contemplated hereby do not in any way constitute or imply the formation of a joint venture or partnership between them.

Section 20.6  Execution in Counterpart.  This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

Section 20.7  Currency.  All references to dollars or “$” in this Agreement are to the currency of the United States.

Section 20.8  Governing Law.  THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

Section 20.9  Waiver of Jury Trial.  WHILE NOT INTENDED TO DIMINISH THE PARTIES’ AGREEMENT TO ARBITRATE, EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND

29

DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 20.9.

Section 20.10  Integration.  This Agreement (together with the Schedules hereto and the other agreements, documents and instruments delivered in connection herewith), the Stock Purchase Agreement, the Reinsurance Agreement and the other Ancillary Agreements constitute the entire agreement between the Parties relating to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and there are no general or specific warranties, representations or other agreements by or among the Parties in connection with the entering into of this Agreement or the subject matter hereof except as specifically set forth or contemplated herein.

Section 20.11  Amendment; Waiver.  Any change or modification to this Agreement shall be null and void unless made by amendment to the Agreement and signed by both Parties. The terms of this Agreement may be waived only by a written instrument signed by the Party waiving compliance. No failure or delay on the part of any Party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege.

Section 20.12  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement shall negotiate in good faith

30

to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 20.13  Specific Performance.  The Parties agree that irreparable harm would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that, without posting bond or other undertaking, the Parties shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no Party will allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law. The Parties further agree that (a) by seeking any remedy provided for in this Section 20.13, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement and (b) nothing contained in this Section 20.13 shall require any Party to institute any action for (or limit such Party’s right to institute any action for) specific performance under this Section 20.13 before exercising any other right under this Agreement.

Section 20.14  Setoff.  Any undisputed debts or credits incurred on or after the Effective Date in favor of or against either the Company or the Administrator with respect to this Agreement are deemed mutual debts or credits, as the case may be, and shall be setoff, and only the balance shall be allowed or paid. Notwithstanding anything to the contrary in this Agreement, each of the Parties acknowledges and agrees that it shall have no right hereunder or pursuant to Applicable Law to offset any amounts due or owing (or to become due or owing) to any other Party under this Agreement against any amounts due or owing by such other Party or any of its subsidiaries or Affiliates under any other agreement, contract or understanding.

Section 20.15  Force Majeure.  No Party shall be liable for any expense, loss or damage whatsoever arising out of any interruption of Administrative Services or delay or failure to perform under this Agreement caused by Force Majeure (except to the extent that the Administrative Service being provided was a disaster recovery service). For purposes of this Agreement, “Force Majeure” means any circumstance or event beyond the reasonable control of any Party relying upon such event or circumstance, including: acts of God, acts of a public enemy, acts of terrorism, acts of a nation or any state, territory, province or other political division thereof, changes in Applicable Law, fires, floods, epidemics, riots, quarantine restrictions, freight embargoes or other similar causes. In any such event, The Company’s and the Administrator’s obligations hereunder shall be postponed for such time as its or their performance is suspended or delayed on

31

account thereof. If any Party is so affected, such Party will notify the other Parties in writing upon learning of the occurrence of such event of Force Majeure. Upon the cessation of the Force Majeure event, such Party will use commercially reasonable efforts to resume, or to cause the relevant Subcontractor, to resume, its performance with the least practicable delay.

Section 20.16  Disaster Recovery.  The Administrator represents that it has developed and shall maintain, for as long as Administrative Services are provided hereunder, a disaster recovery plan (“DRP”) related to the Administrative Services that is consistent with commercially reasonable business practices. For as long as Administrative Services are provided hereunder, the Administrator will: (i) periodically, but no less than one time per calendar year, update and test the operability of the DRP, (ii) certify to the Company at least once during every calendar year that the DRP is fully operational, (iii) in consultation with the Company, implement the DRP upon the declaration of a disaster under such DRP, and (iv) reinstate the Administrative Services upon the declaration of such a disaster within the applicable timeframes specified in the DRP. The Company shall have the right to review the DRP periodically, but no more than one time per calendar year at the Administrator’s location.

Section 20.17  Survival.  Article XIV, Article XV, Article XVI, Article XIX and Article XX shall survive the termination of this Agreement.

Section 20.18  Definitions.  Capitalized terms used herein and not defined herein, unless otherwise indicated, have the respective meanings assigned to them in the Reinsurance Agreement and, if not defined therein, in the Stock Purchase Agreement.

Section 20.19  Interpretation.

(a)  When a reference is made to an Article, Paragraph, Section, Schedule or Exhibit such reference shall be to an Article, Paragraph, Section, Schedule or Exhibit of or to this Agreement unless otherwise indicated.

(b)  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)  The word “Agreement,” means this Agreement as amended or supplemented, together with all Exhibits and Schedules attached hereto or incorporated by reference, and the words “hereof,” “herein,” “hereto,” “hereunder” and other words of similar import shall refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. Reference to any applicable law means such applicable law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder.

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(d)  The references to “days” mean calendar days unless Business Days are expressly specified.

(e)  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(f)  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, restated, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes.

(g)  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(h)  Notwithstanding anything to the contrary contained in this Agreement, if (i) any report, instrument, document, certification, data or any other information that is required to be delivered under this Agreement is required to be delivered on a “calendar day” or “day” that is not a Business Day or (ii) the last day of any period within which any such report, instrument, document, certification, data or other information is required to be delivered under this Agreement is not a Business Day, then, in each case, such report, instrument, document certification, data or other information shall be required to be delivered on the next succeeding Business Day.

33

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

By:

Name:
Title:

By:

Name:
Title:

SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.)

By:

Name:
Title:

By:

Name:
Title:

34

Redacted

EXHIBIT D-1

FORM OF

EXCLUDED ASSETS BILL OF SALE

THIS EXCLUDED ASSETS BILL OF SALE (this “Bill of Sale”), dated as of [            ], 2013, has been made and entered into between [Sun Life Assurance Company of Canada (U.S.) (the “Seller”)],1 and [            ] (the “Buyer”).

W I T N E S S E T H

WHEREAS, reference is made to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Purchase Agreement”), by and among Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada), Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware (“Purchaser”), solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 3.34, Section 5.5, Section 11.3 and Article XII, Sun Life Financial Inc., a Canadian corporation, and, solely for purposes of Article I, Section 2.1(a), Section 2.3(c), Section 2.3(k), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5, Section 5.35, Section 11.3 and Article XII, XXXXX, XXXXX and XXXXX; (redacted names due to confidentiality)

WHEREAS, the execution and delivery of this Bill of Sale by [the Seller] and [the Buyer] is a condition to the obligations of Purchaser to consummate the Closing; and

WHEREAS, the Seller is the holder of the Excluded Assets specified on Exhibit A hereto and, pursuant to the Purchase Agreement, Seller has agreed to sell the Excluded Assets to the Buyer; and

NOW, THEREFORE, in consideration of the mutual promises made herein and upon the terms and subject to the conditions set forth herein, the parties hereto hereby agree as follows:

1.    Definitions. Capitalized terms used herein, unless otherwise defined, shall have the meanings ascribed to them in the Purchase Agreement.

2.    Sale and Purchase. Pursuant to the requirements of the Purchase Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, as of the Closing, (a) Seller hereby sells, conveys, assigns, transfers and delivers to Buyer, and its successors and assigns, all of their respective right, title and interest in and to, free and clear of all Liens other than Permitted Liens, all of the Excluded Assets listed on Exhibit

1 Appropriate Sun Life entities to be identified based on ownership of Excluded Assets.

A hereto and (b) Buyer hereby purchases, acquires and accepts from Seller, all of Seller’s right, title and interest in and to the Excluded Assets.

3.    No Modification of the Purchase Agreement. Nothing contained herein shall release any of the parties to the Purchase Agreement from any of their respective obligations under the Purchase Agreement or in any way supersede, enlarge, diminish, limit, amend or modify any of the representations, warranties, indemnities, covenants or agreements of such parties set forth in the Purchase Agreement. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement shall govern.

4.    Further Assurances. The Seller hereby agrees to take, or cause to be taken, and to cause its Affiliates to take or cause to be taken, any and all reasonable actions, including the execution, acknowledgment, filing and delivery of any and all documents and instruments that Buyer may reasonably request, in order to effect the intent and purpose of this Agreement and the transactions contemplated hereby.

5.    General Provisions. Sections 12.5, 12.6, 12.7, 12.8, 12.9, 12.10, 12.11, 12.12 and 12.13 of the Purchase Agreement are each hereby incorporated by reference mutatis mutandis.

[Signature Page Follows]

2

IN WITNESS WHEREOF, each of the Seller and Buyer has caused this instrument to be signed by its proper and duly authorized officer as of the date and year first written above.

[SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)]

By:
Name:
Title:

By:
Name:
Title:

[BUYER]

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Excluded Assets Bill of Sale]

EXHIBIT A

Excluded Assets

EXHIBIT D-2

FORM OF

TRANSFERRED ASSETS BILL OF SALE

THIS TRANSFERRED ASSETS BILL OF SALE (this “Bill of Sale”), dated as of [            ], 2013, has been made and entered into by and among [Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada—U.S. Operations Holdings Inc., a Delaware corporation, Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada) (collectively, “Sellers”, and each of them, a “Seller”)],1 and [Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware (“Purchaser”)].2

W I T N E S S E T H

WHEREAS, [Purchaser] and Sellers [or Affiliates of Sellers] are parties to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Purchase Agreement”), pursuant to which Sellers have agreed to sell certain assets to Purchaser, as more fully described in the Purchase Agreement and upon the terms and conditions set forth therein;

WHEREAS, the execution and delivery of this Bill of Sale by Sellers and Purchaser is a condition to the obligations of Sellers and Purchaser to consummate the Closing; and

WHEREAS, pursuant to Section 2.1(b) of the Purchase Agreement, the Sellers wish to sell to Purchaser, and Purchaser wishes to purchase the Transferred Assets.

NOW, THEREFORE, in consideration of the mutual promises made herein and upon the terms and subject to the conditions set forth herein, the parties hereto hereby agree as follows:

1.    Definitions. Capitalized terms used herein, unless otherwise defined, shall have the meanings ascribed to them in the Purchase Agreement.

2.    Sale and Purchase. Pursuant to the requirements of the Purchase Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, as of the Closing, (a) Sellers hereby sell, convey, assign, transfer and deliver to Purchaser, and its successors and assigns, all of their respective right, title and interest in and to, free and clear of all Liens other than Permitted Liens, all of the Transferred Assets listed on Exhibit A hereto (the “Purchased Assets”) and (b) Purchaser hereby purchases, acquires and accepts from Sellers, all of Sellers’ right, title and interest in and to the Purchased Assets.

[1]	Appropriate Sun Life entities to be identified based on ownership of Transferred Assets.

[2]	Purchaser may designate a Transferred Company or other third party pursuant to Section 2.1(b) of the Purchase Agreement.

3.    No Modification of the Purchase Agreement. Nothing contained herein shall release any of the parties to the Purchase Agreement from any of their respective obligations under the Purchase Agreement or in any way supersede, enlarge, diminish, limit, amend or modify any of the representations, warranties, indemnities, covenants or agreements of such parties set forth in the Purchase Agreement. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement shall govern.

4.    Further Assurances. Each Seller hereby agrees to take, or cause to be taken, and to cause its Affiliates to take or cause to be taken, any and all reasonable actions, including the execution, acknowledgment, filing and delivery of any and all documents and instruments that Purchaser may reasonably request, in order to effect the intent and purpose of this Agreement and the transactions contemplated hereby.

5.    General Provisions. Sections 12.5, 12.6, 12.7, 12.8, 12.9, 12.10, 12.11, 12.12 and 12.13 of the Purchase Agreement are each hereby incorporated by reference mutatis mutandis.

[Signature Page Follows]

2

IN WITNESS WHEREOF, each of the Sellers and Purchaser has caused this instrument to be signed by its proper and duly authorized officer as of the date and year first written above.

SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.

By:
Name:
Title:

By:
Name:
Title:

SUN LIFE ASSURANCE COMPANY OF CANADA—U.S. OPERATIONS HOLDINGS INC.

By:
Name:
Title:

By:
Name:
Title:

SUN LIFE ASSURANCE COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Transferred Assets Bill of Sale]

[DELAWARE LIFE HOLDINGS, LLC]

By:
Name:
Title:

[Signature Page to Transferred Assets Bill of Sale]

EXHIBIT A

Purchased Assets

EXHIBIT D-3

FORM OF

TRANSFERRED ASSETS BILL OF SALE

THIS TRANSFERRED ASSETS BILL OF SALE (this “Bill of Sale”), dated as of [            ], 2013, has been made and entered into by and among [Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada—U.S. Operations Holdings Inc., a Delaware corporation, Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada) (collectively, “Sellers”, and each of them, a “Seller”)],1 and [Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware (“Purchaser”)].2

W I T N E S S E T H

WHEREAS, [Purchaser] and Sellers [or Affiliates of Sellers] are parties to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Purchase Agreement”), pursuant to which Sellers have agreed to sell certain assets to Purchaser, as more fully described in the Purchase Agreement and upon the terms and conditions set forth therein;

WHEREAS, the execution and delivery of this Bill of Sale by Sellers and Purchaser is a condition to the obligations of Sellers and Purchaser to consummate the Closing; and

WHEREAS, pursuant to Section 2.1(b) of the Purchase Agreement, the Sellers wish to sell to Purchaser, and Purchaser wishes to purchase the Irish Transferred Assets.

NOW, THEREFORE, in consideration of the mutual promises made herein and upon the terms and subject to the conditions set forth herein, the parties hereto hereby agree as follows:

1.    Definitions. Capitalized terms used herein, unless otherwise defined, shall have the meanings ascribed to them in the Purchase Agreement.

2.    Sale and Purchase. Pursuant to the requirements of the Purchase Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, as of the Closing, (a) Sellers hereby sell, convey, assign, transfer and deliver to Purchaser, and its successors and assigns, all of their respective right, title and interest in and to, free and clear of all Liens other than Permitted Liens, all of the Irish Transferred Assets listed on Exhibit A hereto (the “Purchased Assets”) and (b) Purchaser hereby purchases, acquires and accepts from Sellers, all of Sellers’ right, title and interest in and to the Purchased Assets; provided, however, that the title to each of the Irish Transferred Assets which is capable of transfer by delivery shall pass by delivery thereof on the Closing Date and such delivery shall take place at the location of same on the Closing Date.

[1]	Appropriate Sun Life entities to be identified based on ownership of Irish Transferred Assets.

[2]	Purchaser may designate a Transferred Company or other third party pursuant to Section 2.1(b) of the Purchase Agreement.

3.    No Modification of the Purchase Agreement. Nothing contained herein shall release any of the parties to the Purchase Agreement from any of their respective obligations under the Purchase Agreement or in any way supersede, enlarge, diminish, limit, amend or modify any of the representations, warranties, indemnities, covenants or agreements of such parties set forth in the Purchase Agreement. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement shall govern.

4.    Further Assurances. Each Seller hereby agrees to take, or cause to be taken, and to cause its Affiliates to take or cause to be taken, any and all reasonable actions, including the execution, acknowledgment, filing and delivery of any and all documents and instruments that Purchaser may reasonably request, in order to effect the intent and purpose of this Agreement and the transactions contemplated hereby.

5.    General Provisions. Sections 12.5, 12.6, 12.7, 12.8, 12.9, 12.10, 12.11, 12.12 and 12.13 of the Purchase Agreement are each hereby incorporated by reference mutatis mutandis.

[Signature Page Follows]

2

IN WITNESS WHEREOF, each of the Sellers and Purchaser has caused this instrument to be signed by its proper and duly authorized officer as of the date and year first written above.

SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.

By:
Name:
Title:

By:
Name:
Title:

SUN LIFE ASSURANCE COMPANY OF CANADA—U.S. OPERATIONS HOLDINGS INC.

By:
Name:
Title:

By:
Name:
Title:

SUN LIFE ASSURANCE COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Transferred Assets Bill of Sale]

[DELAWARE LIFE HOLDINGS, LLC]

By:
Name:
Title:

[Signature Page to Transferred Assets Bill of Sale]

EXHIBIT A

Purchased Assets

Redacted

EXHIBIT E

FORM OF

REAL PROPERTY CONVEYANCE AGREEMENT

(WELLESLEY)

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is made as of [            ], 2013 (the “Effective Date”) by and between SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), a Delaware corporation (“Seller”) and SUN LIFE ASSURANCE COMPANY OF CANADA, a stock life insurance company organized under the Insurance Companies Act (Canada) acting through its United States Branch, its successors and/or assigns (“Buyer”).

In consideration of the mutual agreements herein set forth, the parties hereto agree as follows:

1.        Definitions.  In addition to those terms defined elsewhere in this Agreement, the following terms shall be defined as follows:

1.1        Business Day.  Any day that national banks in the county in which the Land is located are open for business, excluding Saturdays and Sundays.

1.2        Buyer.  Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada) acting through its United States Branch, its successors and/or assigns. Buyer’s mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

1.3        Cash to Close.  The Purchase Price plus all of Buyer’s Closing Costs (as described in paragraph 12 of this Agreement), subject to the adjustments as hereinafter described.

1.4        Closing.  The delivery of Deed to Buyer concurrently with the delivery of the Purchase Price to Seller.

1.5        Closing Date.  The Closing Date shall mean the Effective Date.

1.6        Governmental Authority.  Any federal, state, county, municipal or other governmental department, entity, authority, commission, board, bureau, court, agency or any instrumentality of any of them.

1.7        Governmental Requirement.  Any law, enactment, statute, code, ordinance, rule, regulation, judgment, decree, writ, injunction, franchise, permit, certificate, license, authorization, agreement, or other direction or requirement of any Governmental Authority now existing.

1.8        Hazardous Material.  Any flammable or explosive materials, petroleum or petroleum products, oil, crude oil, natural gas or synthetic gas usable for fuel, radioactive materials, asbestos, hazardous wastes or substances or toxic waste or substances, including, without limitation, any substances now or hereafter defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic materials” or “toxic substances” under any Governmental Requirement.

1.9        Improvements.  Any and all improvements or other structures located on the Land.

1.10        Land.  That certain real property legally described on Exhibit “A” attached hereto.

1.11        Leases.  Those certain leases described on Exhibit “B” attached hereto.

1.12        Permitted Exceptions.  Any exceptions to title.

1.13        Personal Property.  The personal property described on Schedule 1 attached hereto.

1.14        Property.  The Land and Improvements.

1.15        Purchase Price.  The sum of $XXXX (amount redacted)

1.16        Seller.  Sun Life Assurance Company of Canada (U.S.), a Delaware-domiciled insurance company. Seller’s mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

1.17        Service Contracts.  All service contracts and maintenance agreements entered into or assumed by Seller or on behalf of Seller relating to the operation or maintenance of the Property.

1.18        Title Commitment.  An ALTA Title Insurance Commitment from the Title Company, agreeing to issue the Title Policy to Buyer upon satisfaction of the Buyer’s obligations pursuant to this Agreement and the requirements specified in the Title Commitment. It is understood and agreed that Seller shall have no obligation to satisfy any requirement of the Title Company.

1.19        Title Policy.  An ALTA owner’s title insurance policy in the amount of the Purchase Price, insuring Buyer’s title to the Land, subject only to all matters whether or not of record.

1.20        Title Company.                            Title Insurance Company.

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2.        Purchase and Sale; AS - IS.  Seller agrees to sell and convey the Property and the Personal Property to Buyer and Buyer agrees to purchase and acquire the Property and Personal Property from Seller, on the terms and conditions hereinafter set forth. Buyer agrees to take the Property and the Personal Property “AS – IS” with all latent and patent defects and no warranty by Seller that the Property or the Personal Property is fit for a particular purpose. Buyer acknowledges that it has been in possession of the Property and the Personal Property for a significant time and is fully and completely aware of the condition of the Property and the Personal Property. Buyer takes the Property and the Personal Property with the agreement that there are no express or implied warranties, or representations by Seller as to its physical condition, quality of construction or workmanship, or any other matter.

3.        [Intentionally Omitted]

4.        Title.

4.1        Title.  At Closing, Seller shall convey to Buyer such title to the Land and the Improvements as Seller shall then possess, by execution and delivery of the Deed subject to all any and all matters whether or not of record. Seller shall have no obligation to and shall not provide any indemnifications to the Title Company.

5.        Seller’s Representations and Warranties.

5.1         Representations and Warranties.  Seller represents and warrants to Buyer as follows:

5.1.1        Organization and Authority.  Seller has been duly organized and is validly existing under the laws of the state of its formation and has all requisite powers and authorizations, consents and approvals to enter into and perform its obligations hereunder and under any document or instrument required to be executed and delivered on behalf of Seller hereunder.

5.1.2        Authorization and Execution.  This Agreement has been duly authorized by all necessary action on the part of Seller, has been duly executed and delivered by Seller, constitutes the valid and binding agreement of Seller and is enforceable in accordance with its terms.

5.1.3        Leases. Exhibit “B”  constitutes a list of all of the leases that will affect the Property at Closing.

5.2         No Other Representation and Warranties.  Buyer acknowledges that except as expressly set forth herein, Seller has not made any warranties or representations concerning the Property or any component thereof. Buyer is purchasing the Property in “AS IS” condition. Except as specifically provided for herein, there are no expressed or implied warranties given to Buyer, and Seller expressly disclaims any and all implied warranties

3

of merchantability, habitability and fitness. Notwithstanding the foregoing, no representation or warranty of Seller shall survive the Closing.

6.        Buyer’s Representations and Warranties.  Buyer represents and warrants to Seller, as follows:

6.1        Organization and Power.  Buyer is a duly organized legal entity in good standing under the laws of the state of its formation with all requisite powers and all governmental licenses, authorizations, consents and approvals to enter into and perform its obligations hereunder and under any document or instrument required to be executed and delivered on behalf of Buyer hereunder.

6.2        Authorization and Execution.  This Agreement has been duly authorized by all necessary action on the part of Buyer, has been duly executed and delivered by Buyer, constitutes the valid and binding agreement of Buyer and is enforceable in accordance with its terms.

7.        Intentionally Omitted.

8.        Closing.  Buyer and Seller shall close this transaction on the Closing Date at a time mutually agreeable to Seller and Buyer.

9.        Seller’s Closing Documents.  At Closing, Seller shall execute and deliver to Buyer certain documents (“Seller’s Closing Documents”), as follows:

9.1        Deed.  Quitclaim deeds (collectively, the “Deed”), substantially the form of Exhibit “C” hereto. Seller shall also deliver all documents required to record the Deed in the Public Records of the county in which the Land is located.

9.2        Title Affidavit.  An affidavit from Seller in a form reasonably acceptable to Title Company, which shall not include any indemnifications from Seller.

9.3        FIRPTA.  A FIRPTA Non-Foreign Transferor Affidavit in accordance with Section 1445 of the Internal Revenue Code, in substantially the form of Exhibit “F” hereto.

9.4        Bill of Sale.  A quit claim bill of sale conveying the Personal Property, in substantially the form of Exhibit “D” hereto.

9.5        Assignment of Leases, Service Contracts and Warranties.  An assignment of any and all assignable leases, service contracts, and warranties covering any of the Property (the “Assignment of Leases and Contracts”), in substantially the form of Exhibit “E” hereto.

9.6        Closing Statement.  A closing statement (the “Closing Statement”) setting forth the Purchase Price, and all credits, adjustments and prorations between Buyer and Seller, and the net Cash to Close due Seller.

4

10.        Buyer’s Closing Documents.  At Closing, Buyer shall execute and deliver to Seller certain documents (the “Buyer’s Closing Documents”), as follows:

10.1        Closing Statement.  An executed counterpart to the Closing Statement.

10.2        Assignment of Leases, Service Contracts and Warranties.  An executed counterpart of the Assignment of Leases and Contracts.

10.3        Additional Documents.  Buyer also agrees to execute such further documents as may reasonably be required to consummate the transaction contemplated by this Agreement.

11.        Closing Procedure.

11.1        Transfer of Funds.  On the Closing Date, Buyer shall pay the Cash to Close to Seller by wire transfer to a depository designated by Seller.

11.2        Delivery of Documents.  Buyer shall deliver to the Seller the Buyer’s Closing Documents and Seller shall deliver to the Buyer the Seller’s Closing Documents.

12.        Prorations and Closing Costs.

12.1        Prorations.  Except as otherwise provided herein, certain items shall be prorated and adjusted between Seller and Buyer as of the midnight preceding the Closing, as herein set forth.

12.2        Taxes.  Real estate and personal property taxes, if any, shall be prorated, based on amounts in the most recent tax bills available for the current tax period except that if tax amounts for the current tax period are not available, prorations shall be made based upon the taxes for the preceding tax period without regard to discount.

12.3        Pending and Certified Liens.  Certified liens levied by any Governmental Authority which are currently due and payable in full shall be paid by Seller and Seller may use all or any portion of the Cash to Close to pay off or satisfy such liens concurrently with Closing. Pending liens and certified liens, if any, for improvements or benefits not substantially completed as of the Effective Date shall be assumed by Buyer.

12.4        Utility Deposits.  The Cash to Close shall be increased by the amount of any deposits posted by Seller with utility companies to the extent such deposits are assignable and are actually assigned to Buyer at Closing. In the event that Buyer is required or elects to post its own utility deposits, Buyer shall coordinate the posting of its utility deposits with Seller to enable Seller to arrange for final readings of utility meters, in which event the Cash to Close shall not be increased.

5

12.5        Seller’s Closing Costs.  Seller shall pay for certain items prior to or at the time of Closing (the “Seller’s Closing Costs”), as follows:

Recording of any corrective title instruments;

All inspection and investigation costs;

Survey costs;

Massachusetts property transfer tax;

Title Commitment and Title Policy Costs; and

Recordation of Deed.

12.6        Buyer’s Closing Costs.  Buyer shall pay for certain items prior to or at the time of Closing (the “Buyer’s Closing Costs”), as follows:

None.

13.        Possession.  Buyer shall be granted possession of the Property upon consummation of the Closing, subject to rights of third parties.

14.        Intentionally Omitted.

15.        Intentionally Omitted.

16.        Default.

16.1        Buyer’s Default.  In the event of default on the part of Buyer, Seller should have the right to terminate this Agreement, in which event parties shall be released from any and all liability under this Agreement except as otherwise expressly provided herein, or seek specific performance of Buyer’s obligations hereunder, or sue for damages.

16.2        Seller’s Default.  In the event of a default on the part of Seller, Buyer shall have the right to terminate this Agreement, in which event the parties shall be released from any and all liability under this Agreement except as otherwise expressly provided herein.

17.        No Brokers.  Seller represents and warrants to Buyer and Buyer represents and warrants to Seller that no real estate brokers were engaged by either of them with respect to this transaction. Buyer agrees to hold Seller harmless from any and all claims for any brokerage fees or similar commissions asserted by brokers or finders claiming by, through either Seller or Buyer.

18.        Notices.  Any notice, request, demand, instruction or other communication to be given to either party hereunder, except where required to be delivered at the Closing, shall be in writing and shall be hand-delivered or sent by email (with original) or sent by Federal Express or a comparable overnight mail service, or mailed by U.S. Mail, postage prepaid, to the respective address or email address set forth in Section 1 of this Agreement. The addressees and addresses for the purpose of this paragraph may be changed by giving notice. Unless and until such written notice is received, the last addressee and address stated herein shall be deemed to continue in effect for all purposes hereunder.

6

19.        Intentionally Omitted.

20.        Miscellaneous.

20.1        Section and Paragraph Headings.  The section and paragraph headings herein contained are for the purposes of identification only and shall not be considered in construing this Agreement.

20.2        Amendment.  No modification or amendment of this Agreement shall be of any force or effect unless in writing executed by both Seller and Buyer.

20.3        Attorneys’ Fees.  Each of the parties hereto shall bear its own costs and attorneys’ fees in connection with the execution of this Agreement and the consummation of the transaction contemplated hereby.

20.4        Governing Law.  This Agreement shall be interpreted in accordance with the laws of the Commonwealth of Massachusetts both substantive and remedial regardless of the domicile of any party, and will be deemed for such purposes to have been made, executed and performed in the Commonwealth of Massachusetts; provided, however, Seller does not waive any defenses, rights, remedies, privileges or other matters available to it under federal law or otherwise.

20.5        Entire Agreement.  This Agreement sets forth the entire agreement between Seller and Buyer relating to the Property and all subject matter herein, and supersedes all prior and contemporaneous negotiations, understandings and agreements, written or oral, between the parties. There are no agreements, understandings, warranties, representations among the parties except as otherwise indicated herein.

20.6        Recording.  Neither this Agreement nor any portion hereof nor memorandum relating hereto shall be placed of record by any party to this Agreement.

20.7        Time of the Essence.  Time is of the essence in the performance of all obligations by Buyer and Seller under this Agreement.

20.8        Computation of Time.  Any reference herein to time periods of less than six (6) days shall exclude Saturdays, Sundays and legal holidays in the computation thereof. Any time period provided for in this Agreement which ends on a Saturday, Sunday or legal holiday shall extend to 4:00 p.m. Eastern Time in effect on the next full Business Day.

20.9        Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of the parties hereto; provided that neither party shall assign this Agreement without the consent of the other party.

7

20.10        Survival.  All representations and warranties of Seller and obligations of Seller hereunder set forth in this Agreement shall not survive the Closing, but shall merge into the Closing and the delivery of the Deed.

20.11        Construction of Agreement.  Should any provision of this Agreement requiring interpretation in any judicial, administrative or other proceeding or circumstance, it is agreed that the court, administrative body, or other entity interpreting or construing the same shall not apply a presumption that the terms thereof shall be more strictly construed against one party by reason of the rule of construction that a document is to be construed more strictly against the party who prepared the same, it being further agreed that both parties hereto have fully participated in the preparation of this Agreement. As used in this Agreement, the masculine shall include the feminine and neuter, the singular shall include the plural and the plural shall include the singular as the context may require.

20.12        Counterparts.  This Agreement may be executed in any number of counterparts, any one and all of which shall constitute the contract of the parties and each of which shall be deemed an original. Faxed signatures shall be deemed originals.

20.13        Severability.  Should any clause or provision of this Agreement be determined to be illegal, invalid or unenforceable under any present or future law by final judgment of a court of competent jurisdiction, the remainder of this Agreement will not be affected thereby. It is the intention of the parties that if any such provision is held to be illegal, invalid or unenforceable, there will be added in lieu thereof a provision that is similar in terms to such provision as is possible to be legal, valid and enforceable.

[SIGNATURES CONTAINED ON NEXT PAGE]

8

IN WITNESS WHEREOF, Seller and Buyer have executed this Agreement as of the dates indicated below.

SELLER:
SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), a Delaware insurance company

By:

Name:

Title:

By:

Name:
Title:
Date Signed:

BUYER:
SUN LIFE ASSURANCE COMPANY OF CANADA, a stock life insurance company organized under the Insurance Companies Act (Canada) acting through its United States Branch

By:

Name:
Title:

By:

Name:
Title:
Date Signed:

EXHIBIT “A”

Wellesley Campus – One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481

—	also known as 96, 100, 112 Worcester Road, Wellesley Hills, Massachusetts 02481

3 residential lots in Needham, Massachusetts owned by Seller (2 lots on Saint Mary Road and 1 lot on Echo Road)

LEGAL DESCRIPTION OF THE LAND

[To be attached]

EXHIBIT “B”

LEASES

The Office Lease dated January 22, 2001 between Seller as landlord and Buyer as tenant, as amended by the First Amendment to Lease dated as of December 23, 2004 and the Second Amendment to Lease dated as of December 29, 2008, and as assigned and further amended by an Assignment and Assumption Agreement and Third Amendment to Lease dated as of January 1, 2013, among Seller as landlord, Buyer as assignee, and Sun Life Financial (U.S.) Services Company, Inc.

EXHIBIT “C”

FORM(S) OF DEED

[Attached]

QUITCLAIM DEED

(Registered Land)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), a Delaware-domiciled insurance company, having a place of business at One Sun Life Executive Park, Wellesley, Norfolk County, Massachusetts 02481 (“Grantor”),

in consideration of $                             paid, does hereby grant to

SUN LIFE ASSURANCE COMPANY OF CANADA, a stock life insurance company organized under the Insurance Companies Act (Canada) acting through its United States Branch, having a place of business at One Sun Life Executive Park, Wellesley, Norfolk County, Massachusetts (“Grantee”),

WITH QUITCLAIM COVENANTS,

the registered land located in Wellesley, Norfolk County, Massachusetts, a metes and bounds description of which land is set forth in Exhibit “A” attached hereto and made a part hereof,

TOGETHER WITH all improvements thereon, all furnaces, heaters, coolers, air conditioners, electric and other fixtures of every type, nature and description, and all other machinery and equipment of every type, nature and description used in the operation of the site, and also all rights and easements of all kinds appurtenant to said land and improvements (collectively, the “Premises”).

TOGETHER WITH all Grantor’s right, title and interest in and to any land lying in the bed of any street or highway in front of or adjoining the Premises.

The Premises are conveyed subject to and with the benefit of all rights, agreements, restrictions, reservations and easements of record, insofar as the same are now in force and applicable.

The Premises has the street address of                      Worcester Street, Wellesley, Norfolk County, Massachusetts.

Being the same premises described in that certain deed from Grantee to Grantor dated December 27, 1984 and registered in the Norfolk County Registry District of the Land Court as Document No.                  and noted on Certificate of Title No.             .

This Deed does not constitute a conveyance of all or substantially all of the Grantor’s assets situated in the Commonwealth of Massachusetts.

IN WITNESS WHEREOF, Grantor has executed this instrument under seal on the              day of                             , 2013.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), a Delaware-domiciled insurance company

By:
Name:
Title:

By:
Name:
Title:

COMMONWEALTH OF MASSACHUSETTS	)
) ss.:
COUNTY OF NORFOLK	)

On the              day of                     , in the year 2013, before me, the undersigned notary public, personally appeared                                          and                                          as                                          and                              for SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), a Delaware-domiciled insurance company, proved to me through satisfactory evidence of identification, being to me known to be the persons whose names are signed on the preceding document, and acknowledged to me that they signed it voluntarily for its stated purpose.

Notary Public

My Commission Expires:

[SEAL]

Exhibit A to Deed

Legal Description

QUITCLAIM DEED

(Unregistered Land)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), a Delaware-domiciled insurance company, having a place of business at One Sun Life Executive Park, Wellesley, Norfolk County, Massachusetts 02481 (“Grantor”),

in consideration of $                                 paid, does hereby grant to

SUN LIFE ASSURANCE COMPANY OF CANADA, a stock life insurance company organized under the Insurance Companies Act (Canada) acting through its United States Branch, having a place of business at One Sun Life Executive Park, Wellesley, Norfolk County, Massachusetts (“Grantee”),

WITH QUITCLAIM COVENANTS,

the land located in Wellesley, Norfolk County, Massachusetts, more particularly described in Exhibit “A” attached hereto and made a part hereof,

TOGETHER WITH all improvements thereon, all furnaces, heaters, coolers, air conditioners, electric and other fixtures of every type, nature and description, and all other machinery and equipment of every type, nature and description used in the operation of the site, and also all rights and easements of all kinds appurtenant to said land and improvements (collectively, the “Premises”).

TOGETHER WITH all Grantor’s right, title and interest in and to any land lying in the bed of any street or highway in front of or adjoining the Premises.

The Premises are conveyed subject to and with the benefit of all rights, agreements, restrictions, reservations and easements of record, insofar as the same are now in force and applicable.

The Premises has the street address of                  Worcester Street, Wellesley, Norfolk County, Massachusetts.

[Being the same premises described in that certain deed from Grantee to Grantor dated December 27, 1984 and recorded with Norfolk County Registry of Deeds in Book             , Page         .] [Being the same premises described in those certain deeds in favor of Grantor dated                     , 2000 and recorded with Norfolk County Registry of Deeds in Book                 , Page                 ; Book                 , Page                 ; Book             , Page                 ; and Book                 , Page                 .]

This Deed does not constitute a conveyance of all or substantially all of the Grantor’s assets situated in the Commonwealth of Massachusetts.

IN WITNESS WHEREOF, Grantor has executed this instrument under seal on the          day of                             , 2013.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), a Delaware-domiciled insurance company

By:
Name:
Title:

By:
Name:
Title:

COMMONWEALTH OF MASSACHUSETTS	)
) ss.:
COUNTY OF NORFOLK	)

On the          day of                 , in the year 2013, before me, the undersigned notary public, personally appeared                                          and                                          as                                          and                              for SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), a Delaware-domiciled insurance company, proved to me through satisfactory evidence of identification, being to me known to be the persons whose names are signed on the preceding document, and acknowledged to me that they signed it voluntarily for its stated purpose.

Notary Public

My Commission Expires:

[SEAL]

Exhibit A to Deed

Legal Description

EXHIBIT “D”

BILL OF SALE

This BILL OF SALE is made by Sun Life Assurance Company of Canada (U.S.), a Delaware-domiciled insurance company (“Seller” and “Grantor”) in favor of Sun Life Financial (U.S.) Services Company, Inc., a Delaware corporation (“Grantee”) as designee of Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada) (“Buyer”).

WHEREAS, in accordance with that certain Purchase and Sale Agreement (the “Agreement”) with an effective date of                                         , 2013, between Grantor, as Seller, and Buyer, Assignor has agreed to convey to Buyer or its designee that certain personal property as more particularly described in the Agreement;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged, Grantor does hereby grant, bargain, sell, assign, transfer and set over to Grantee, all of Grantor’s right, title and interest in and to any personal property, if any, situated in or on the real property described on Attachment 1 hereto. Said personal property shall be conveyed in its AS-IS condition, without warranty or representation as to title, quality, fitness, merchantability or compliance with law.

This Bill of Sale shall be governed by, interpreted under, construed under and enforceable in accordance with the laws of the Commonwealth of Massachusetts.

IN WITNESS WHEREOF, Grantor has executed this Bill of Sale as of the          day of                     , 2013.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), a Delaware-domiciled insurance company

By:
Name:
Title:

Attachment 1 to Bill of Sale

Legal Description of Property

EXHIBIT “E”

FORM OF ASSIGNMENT OF LEASES, SERVICE CONTRACTS AND WARRANTIES

THIS ASSIGNMENT OF LEASES, SERVICE CONTRACTS AND WARRANTIES (this “Assignment”) is entered as of this          day of                     , 2013, by and between Sun Life Assurance Company of Canada (U.S.), a Delaware-domiciled insurance company with an address at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 (“Assignor”) and Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada) acting through its United States Branch with an address at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 (“Assignee”).

WHEREAS, in accordance with that certain Purchase and Sale Agreement (the “Agreement”) with an effective date of                                 , 2013, between Assignor, as Seller, and Assignee, as Buyer, Assignor has agreed to convey to Assignee that certain Property as more particularly described in the Agreement; and

WHEREAS, Assignor desires to assign its interest in and Assignee desires to accept the assignment of the Assignor’s interest in the leases, service contracts and warranties affecting the Property, on the terms and conditions provided herein; and

NOW, THEREFORE, IN CONSIDERATION of the purchase of the Property by Assignee from Assignor, the parties hereto agree as follows:

1.     Assignment of Leases.   Assignor hereby assigns and transfers to Assignee all of Assignor’s right, title and interest in and to the Office Lease dated January 22, 2001 between Assignor as landlord and Assignee as tenant, as amended by the First Amendment to Lease dated as of December 23, 2004 and the Second Amendment to Lease dated as of December 29, 2008, and as assigned and further amended by an Assignment and Assumption Agreement and Third Amendment to Lease dated as of January 1, 2013, among Assignor as landlord, Assignee as assignor, and Sun Life Financial (U.S.) Services Company, Inc. as assignee (the “Lease”).

Assignee hereby accepts the assignment of all of Assignor’s right, title and interest in and to the Lease and assumes those obligations of Assignor under the Lease without regard to when such obligations may have arisen.

2.     Assignment of Service Contracts.   Assignor hereby assigns and transfers to Assignee all of Assignor’s right, title and interest in and to the service contracts described on Attachment 1 attached hereto.

Assignee hereby accepts the assignment of all of Assignor’s right, title and interest in and to said service contracts and assumes those obligations of Assignor under the service contracts without regard to when such obligations may have arisen.

Assignee shall indemnify, defend and hold harmless Assignor from and against all obligations, liabilities or claims asserted against Assignor with respect to the service contracts regardless from when such obligations may have arisen.

3.    Assignment of Warranties.   Assignor hereby assigns and transfers to Assignee all of Assignor’s right, title, claim and interest in and to any warranties, if any, covering any of the Property, including but not limited to a warranty for the roofs.

4.    Successors and Assigns.   All of the covenants, terms and conditions set forth herein shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns.

5.    Authority.   Assignor and Assignee warrant and represent to each other that they have the power and authority to enter into this Assignment and that the persons duly executing this Assignment on behalf of Assignor and Assignee have the requisite power and authority to do so.

IN WITNESS WHEREOF, the parties hereto have executed this Assignment as of the date first above written.

Assignor:

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), a Delaware-domiciled insurance company

By:
Name:
Title:

By:
Name:
Title:
Date:

[SIGNATURES CONTINUE ON NEXT PAGE]

Assignee:

SUN LIFE ASSURANCE COMPANY OF CANADA, a stock life insurance company organized under the Insurance Companies Act (Canada) acting through its United States Branch

By:

Name: Title:

By:

Name:
Title:

Date:

Attachment 1 to Assignment of Leases, Service Contracts and Warranties

SERVICE CONTRACTS

[To be attached]

EXHIBIT “F”

FIRPTA STATEMENT – CERTIFICATE OF NON-FOREIGN STATUS

Section l445 of the Internal Revenue Code provides that a transferee of a U. S. real property interest must withhold tax if the transferor is a foreign person. To inform Sun Life Assurance Company of Canada, a Canadian corporation, that withholding of tax is not required upon the disposition of a U.S. real property interest by Sun Life Assurance Company of Canada (U.S.) (“Seller”), a Delaware corporation, Seller hereby certifies the following:

l.	Seller is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and applicable Treasury Regulations);

2.	Seller’s U.S. employer identification number is xxxxxxxx (number redacted); and

3.	Seller’s address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Seller understands that this certification may be disclosed to the Internal Revenue Service by transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

Under penalties of perjury Seller hereby declares that it has examined this certification and to the best of its knowledge and belief it is true, correct and complete, and it further declares that it has authority to execute this document.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

By:
Name:
Title:

By:
Name:
Title:
Date:

SCHEDULE 1

PERSONAL PROPERTY

All personal property, fixtures and equipment located at the Property and not owned by third parties.

Redacted

EXHIBIT F

FORM OF

REAL PROPERTY LEASE AGREEMENT

(LETHBRIDGE)

OFFICE LEASE

550 W.T. HILL BOULEVARD SOUTH

LETHBRIDGE, ALBERTA, CANADA

Landlord:	SUN LIFE INFORMATION SERVICES CANADA, INC., a Canadian corporation

Tenant:	[TBD][1]

Date:	, 2013[2]

This Lease consists of three parts:

Part I	Cover Sheet
Part II	Standard Lease Provisions
Part III	Exhibits

EXHIBIT A – Rules and Regulations

EXHIBIT B – Tenant Improvements to be provided by Landlord/Landlord Work

EXHIBIT C – Location of Premises

EXHIBIT D – Building Location Plan

EXHIBIT E – Form of Lease Guaranty (If Applicable)

1 Note to Draft: Tenant entity is to-be-determined and must be acceptable to Landlord. Landlord reserves the right to require a lease guaranty from Sun Life Assurance Company of Canada (U.S.), a Delaware corporation.

2 Note to Draft: Date of Lease will be the Closing Date

PART I

COVER SHEET

The terms listed below shall have the following meanings throughout this Lease:

DATE OF LEASE:	, 2013[3]

LANDLORD:	Sun Life Information Services Canada, Inc., a Canadian corporation, Federal I.D. #

Landlord’s Address is:

One Sun Life Executive Park, SC 3058

Wellesley Hills, Massachusetts 02481

Attention: XXXXXXXX (redacted name), Facilities Director

Telephone: XXXXXXXX (redacted telephone number)

Email: XXXXXXXX (redacted email address)

TENANT:	[TBD]

Tenant’s Address is:

Attention:
Telephone:
Email:

LEASE GUARANTOR:	[Insert If Applicable][4]

PROPERTY MANAGER:	[Not Applicable]

PREMISES:

The area consisting of (i) approximately 20,000 rentable square feet of the Building (as more particularly shown on Exhibit C)[5], furnished and equipped for office use, and (ii) Tenant’s Percentage of shared common areas in the Building of approximately              square feet.

[DRAFTER NOTE: leased space to be measured by Landlord’s architect, using BOMA Standard Methods of Measuring Floor Area in Office Buildings (ANSI/BOMA Z65.1 – 1996)]

3 Note to Draft: Date of Lease will be the Closing Date

4 Note to Draft: Tenant entity is to-be-determined and must be acceptable to Landlord. Landlord reserves the right to require a lease guaranty from Sun Life Assurance Company of Canada (U.S.), a Delaware corporation.

5 Note to Draft: Subject to floorplan development and adjustments to demising walls that may be required by applicable safety codes.

ii

BUILDING:	The building located at 550 W.T. Hill Boulevard South, Lethbridge, Alberta, Canada, consisting of a total of approximately 50,580 rentable square feet of space

PROPERTY:	The Building, parking area, and other improvements and land.

TENANT’S PERCENTAGE:	[ ]% ([ ] rentable square feet in the Premises divided by 50,580 rentable square feet in the Building)

PERMITTED USES:	General Office uses, consistent with a Class A Office Park

TENANT IMPROVEMENTS/ LANDLORD WORK:	See Exhibit B

SCHEDULED COMMENCEMENT DATE:	, 2013[6]

TERM END:	, 2015 (2 years from the Scheduled Commencement Date)[7]

BASE RENT:	Tenant shall pay Base Rent for the Premises in accordance with the following schedule:
	Period	Rent Per Month	Annual Rent	Annual Rent p.r.s.f.
	XXXXXXXX (redacted period)			$XXX (redacted amount)
	XXXXXXXX (redacted period)			$XXX (redacted amount)

OPERATING EXPENSES:	2013 budgeted Operating Expenses are $XXX (redacted amount) per square foot.

ESTIMATE OF TENANT’S SHARE OF OPERATING EXPENSES 2013:	Section 3.2 c. Annualized = $XXX (redacted amount) per square foot X [ ] square feet of Premises. Paid in monthly amounts of $ for 2103

SECURITY DEPOSIT:	[Not Applicable]

PUBLIC LIABILITY INSURANCE AMOUNT:	$5,000,000 combined single limit

BROKER(S):	[Not Applicable]

[6]	Note to Draft: Scheduled Commencement Date will be the Closing Date
[7]	Note to Draft: Term End Date to be the last day of the applicable month

iii

RENEWAL OPTIONS:	[Not Applicable]

TABLE OF CONTENTS OF STANDARD LEASE PROVISIONS

ARTICLE I PREMISES	1

1.1 Premises	1
1.2 Common Areas	1

ARTICLE II TERM	2

2.1 Commencement	2

ARTICLE III RENT	2

3.1 Base Rent	2
3.2 Additional Rent for Operating Expenses, Taxes, and Capital Costs	2

ARTICLE IV DELIVERY OF PREMISES AND TENANT IMPROVEMENTS/LANDLORD’S WORK	4

4.1 Condition of Premises	4
4.2 Delivery and Acceptance of Possession	5
4.3 Furniture and Equipment	5

ARTICLE V ALTERATIONS AND TENANT’S PERSONAL PROPERTY	5

5.1 Alterations	5
5.2 Tenant’s Personal Property	6
5.3 Telecommunications	6

ARTICLE VI LANDLORD’S COVENANTS	7

6.1 Services Provided by Landlord	7
6.2 Repairs and Maintenance	8
6.3 Quiet Enjoyment	8
6.4 Insurance	8
6.5 Property Manager	9

ARTICLE VII TENANT’S COVENANTS	9

7.1 Repairs, Maintenance and Surrender	9
7.2 Use	9
7.3 Assignment; Sublease	10
7.4 Indemnity	11
7.5 Tenant’s Insurance	11
7.6 Payment of Taxes	11
7.7 Environmental Assurances	12

ARTICLE VIII DEFAULT	13

iv

8.1	Default	13
8.2	Remedies of Landlord and Calculation of Damages	14

ARTICLE IX CASUALTY AND EMINENT DOMAIN		15

9.1	Casualty	15
9.2	Eminent Domain	16

ARTICLE X RIGHTS OF PARTIES HOLDING SENIOR INTERESTS		17

10.1	Subordination	17
10.2	Mortgagee’s Consent	17

ARTICLE XI GENERAL		18

11.1	Authorization to Execute Lease	18
11.2	Notices	18
11.3	No Waiver or Oral Modification	18
11.4	Severability	18
11.5	Requests by Tenant	18
11.6	Estoppel Certificate and Financial Statements	18
11.7	Waiver of Liability	19
11.8	Execution, Prior Agreements and No Representations	19
11.9	Brokers	19
11.10	Successors and Assigns	19
11.11	Applicable Law and Lease Interpretation	19
11.12	Costs of Collection, Enforcement and Disputes	19
11.13	Holdover	20
11.14	Force Majeure	20
11.15	Limitation on Liability	20
11.16	Notice of Landlord’s Default	20
11.17	Lease not to be Registered	20
11.18	Security Deposit. [Intentionally Deleted]	21
11.19	Counterpart Execution	21
11.20	Proceeds of Crime (Money Laundering) and Terrorist Financing Act	21

v

PART II STANDARD LEASE PROVISIONS

ARTICLE I    PREMISES

1.1    Premises.

(a)        Demise of Premises. This Lease (this “Lease”) is made and entered into by and between Landlord and Tenant and shall become effective as of the Date of Lease. In consideration of the mutual covenants made herein, Landlord hereby leases to Tenant, and Tenant hereby leases from Landlord, the Premises, on all of the terms and conditions set forth in this Lease.

(b)        Tenant Access to Premises. Tenant shall have access to the Premises at all times, subject to Landlord’s security procedures.

(c)        Landlord Access to Premises. Landlord shall have reasonable access to the Premises, at any time during the Term, to inspect Tenant’s performance hereunder and to perform any acts required of or permitted to Landlord herein, including, without limitation, (i) the right to make any repairs or replacements Landlord reasonably deems necessary, (ii) the right to show the Premises to prospective purchasers and mortgagees, (iii) during the last nine (9) months of the Term, the right to show the Premises to prospective tenants, and (iv) to access any space containing wiring for telecommunications, computer or security systems used by Landlord or other tenants of the Property, provided that no access will interfere with Tenant’s business at the Premises. Landlord shall at all times have a key to or electronic access card for the Premises, and Tenant shall not change any existing lock(s), nor install any additional lock(s), or change the electronic access control system, without Landlord’s prior consent. Except in the case of any emergency or as otherwise provided herein, any entry into the Premises by Landlord shall be on reasonable advance notice.

(d)        [Intentionally Omitted].

(e)        [Intentionally Omitted].

1.2    Common Areas. Tenant shall have the right to use, in common with other tenants, the Building’s common lobbies, corridors, stairways, and elevators necessary for access to the Premises, and the common walkways and driveways necessary for access to the Building, the common toilets, corridors and elevator lobbies of any multi-tenant floor, and the surface parking areas for the Property (“Common Areas”). Tenant’s use of the designated Building parking areas shall be based on Tenant’s proportionate share of the Building and shall be on an unreserved, non-exclusive basis for use by Tenant’s employees and visitors, subject to the requirements established from time to time by Landlord, including the right of Landlord to designate or change the parking area(s) to be used by Tenant. Landlord shall not be liable to Tenant, and this Lease shall not be affected, if any parking rights of Tenant hereunder are impaired by any law, ordinance or other governmental regulation imposed after the Date of Lease. If Landlord grants to any other tenant the exclusive right to use any particular parking spaces, neither Tenant nor its visitors shall use such spaces.

Use of the Common Areas shall be only upon the reasonable terms set forth at any time by Landlord, including designating certain parking spaces for each Building or for special purposes, such as car pooling. Landlord may at any time and in any manner make any changes, additions, improvements, repairs or replacements to the Common Areas that it

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considers desirable, provided that Landlord shall use reasonable efforts to minimize interference with Tenant’s normal activities.

ARTICLE II    TERM

2.1    Commencement. The Term shall begin on the Scheduled Commencement Date and shall continue for the length of the Term, unless sooner terminated as provided in this Lease.

ARTICLE III    RENT

3.1    Base Rent.

(a)        Payment of Base Rent. Tenant shall pay the Base Rent each month in advance on the first day of each calendar month during the Term. If the Scheduled Commencement Date is other than the first day of the month, Tenant shall pay a proportionate part of such monthly installment on the Scheduled Commencement Date. An adjustment in the Base Rent for the last month of the Term shall be made if the Term does not end on the last day of the month. All payments shall be made to Landlord or to such other party or to such other place as Landlord may designate in writing, without prior demand and without abatement, deduction or offset. All charges to be paid by Tenant hereunder (including Data Center payments), other than Base Rent, shall be considered “additional rent” for the purposes of this Lease, and the words “rent” or “Rent” as used in this Lease shall mean both Base Rent and additional rent unless the context specifically or clearly indicates that only Base Rent is referenced.

(b)        Late Payments. Tenant acknowledges that the late payment by Tenant to Landlord of any rent or other sums due under this Lease may cause Landlord to incur costs not contemplated by this Lease, the exact amount of such costs being extremely difficult and impracticable to ascertain. Therefore, if any rent or other sum due from Tenant is not received when due, Tenant shall pay to Landlord no later than ten (10) calendar days after the rental due date an additional sum equal to 5% of such overdue payment. In addition to such late charge, all such delinquent rent or other sums due to Landlord, including the late charge, shall bear interest beginning on the date such payment was due at a rate of Prime Rate plus 5%. The Prime Rate shall mean the interest rate per annum as announced by the Canadian Imperial Bank of Commerce at the principal office of such bank in Calgary, Alberta and reported to the Bank of Canada as its prime rate on the date such payment was due (or the next business day, if such date is not a business day). The notice and cure period provided in Paragraph 8.1(a) does not apply to the foregoing late charges and interest. If payments of any kind are returned for insufficient funds Tenant shall pay to Landlord an additional handling charge of $50.00.

3.2    Additional Rent for Operating Expenses, Taxes, and Capital Costs.

(a)        Additional Rent. For each Calendar Year (or portion thereof included in any Lease Year), Tenant shall pay to Landlord as additional rent the sum of (1) the Operating Expenses, (2) the Taxes and (3) the Capital Costs for such Calendar Year (or applicable portion thereof), times Tenant’s Percentage (“Tenant’s Share of Expenses”).

(b)        Definitions. As used herein, the following terms shall have the following meanings:

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(i)	Capital Costs. The annual cost of any capital improvements to the Property made by Landlord amortized over the useful life for such improvement as Landlord shall reasonably determine, together with a fixed annual interest rate equal to the Prime Rate plus 2% on the unamortized balance. The Prime Rate shall mean the interest rate per annum as announced by the Canadian Imperial Bank of Commerce at the principal office of such bank in Calgary, Alberta and reported to the Bank of Canada as its prime rate on the date the capital improvement is completed.

(ii)	Calendar Year. Each 12 month period, commencing on January 1 and ending on December 31.

(iii)	Lease Year. Each successive 12 month period following the Scheduled Commencement Date.

(iv)	Operating Expenses. The total cost of operation of the Property (to the extent not solely a payment obligation of any single tenant at the Property), including, without limitation, (1) premiums and deductibles for insurance carried with respect to the Property; (2) all costs of supplies, materials, equipment, and utilities used in or related to the operation, maintenance, and repair of the Property or any part thereof (including utilities, unless the cost of any utilities is to be paid for separately by Tenant pursuant to Paragraph 6.1(b)); (3) all labor costs in connection with the Property, including without limitation, salaries, wages, payroll and other taxes, unemployment insurance costs, and employee benefits; (4) all common area maintenance costs related to public areas, including sidewalks, walkways and landscaping in any portion of the Property, entrances, hallways, lobbies, elevators, restrooms, drives, parking areas, and plazas and other areas within or appurtenant to the Property that are owned or controlled by Landlord and not set aside for leasing to tenants or reserved for Landlord’s exclusive use; (5) all maintenance, management, janitorial, inspection, water treatment, legal, security, accounting, and service agreement costs related to the operation, maintenance, and repair of the Property or any part thereof, including, without limitation, service contracts with independent contractors and scheduled servicing of equipment within the Premises; (6) [intentionally omitted]; and (7) Capital Costs. Any of the above services may be performed by Landlord or its affiliates, provided that fees for the performance of such services shall be reasonable and competitive with fees charged by unaffiliated entities for the performance of such services in comparable buildings in the area. Operating Expenses shall not include Taxes; leasing commissions; repair costs paid by insurance proceeds or by any tenant or third party; any depreciation of the Building; any debt service or costs related to sale or financing of the Property; tenant improvements provided for any tenant; or any special services rendered to tenants (including Tenant) for which a separate charge is made.

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(v)	Taxes. Any form of real property tax, assessment, rental tax, license tax, business license tax, levy, charge, tax or similar imposition imposed by any authority having the power to tax, including any city, county, state or federal government, or any school, agricultural, lighting, library, drainage, or other improvement or special assessment district, as against the Property or any part thereof or any legal or equitable interest of Landlord therein, or against Landlord by virtue of its interest therein, and any reasonable costs incurred by Landlord in any proceedings for abatement thereof, including, without limitation, attorneys’ and consultants’ fees, and regardless of whether any abatement is obtained. Landlord’s income and franchise taxes are excluded from Taxes.

(c)        Estimate of Tenant’s Share of Expenses. Before each Calendar Year, and from time to time as Landlord deems appropriate, Landlord shall give Tenant estimates for the coming Calendar Year of Operating Expenses, Taxes, Capital Costs, and Tenant’s Share of Expenses. Landlord shall make reasonable efforts to provide estimates fifteen (15) days before the beginning of each Calendar Year. Tenant shall pay one twelfth (1/12) of the estimated amount of Tenant’s Share of Expenses with each monthly payment of Base Rent during the Calendar Year. Each Calendar Year, Landlord shall give Tenant a statement (the “Share of Expenses Statement”) showing the Operating Expenses, Taxes, and Capital Costs for the prior Calendar Year, a calculation of Tenant’s Share of Expenses due for the prior Calendar Year and a summary of amounts already paid by Tenant for the prior Calendar Year. Landlord shall make reasonable efforts to provide the Share of Expenses Statement within one hundred twenty (120) days after the end of the prior Calendar Year. Any underpayment by Tenant shall be paid to Landlord within thirty (30) days after delivery of the Share of Expenses Statement; any overpayment shall be credited against the next installment of Base Rent due, provided that any overpayment shall be paid to Tenant within thirty (30) days if the Term has ended. No delay by Landlord in providing any Share of Expenses Statement shall be deemed a waiver of Tenant’s obligation to pay Tenant’s Share of Expenses. Notwithstanding anything contained in this paragraph, the total rent payable by Tenant shall in no event be less than the Base Rent.

(d)        [Intentionally Omitted].

(e)        Vending Machines in Premises. Tenant shall be responsible for paying Landlord’s cost of maintaining and operating any vending machines located in the Premises. Landlord shall bill Tenant from time to time for the vending machines, at Landlord’s cost.

3.3    Net Lease. Tenant acknowledges and agrees that it is intended that this Lease shall be a triple net lease for Landlord and that Landlord shall not be responsible for any costs, charges, expenses or outlays of any nature whatsoever arising from or relating to the Premises during the Term, whether foreseen or unforeseen and whether or not within the contemplation of the parties at the commencement of the Term, except as shall be otherwise expressly provided in this Lease.

ARTICLE IV    DELIVERY OF PREMISES AND TENANT IMPROVEMENTS/LANDLORD’S WORK

4.1    Condition of Premises. Landlord shall deliver the Premises to Tenant in its “AS-IS” condition unless Landlord is required to construct Tenant Improvements/Landlord’s Work pursuant to and in accordance with the terms set forth in Exhibit B of this Lease (“Tenant

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Improvements/Landlord’s Work”). If Landlord is required to construct Tenant Improvements/Landlord’s Work, such Tenant Improvements/Landlord’s Work shall become and remain the property of Landlord. To the best of Landlord’s knowledge, Landlord has not received any written notifications that the Building is in violation of any applicable legal requirements.

4.2    Delivery and Acceptance of Possession. Tenant shall accept possession and enter in good faith occupancy of the entire Premises and commence the operation of its business upon the Scheduled Commencement Date. Tenant’s taking possession of any part of the Premises shall be deemed to be an acceptance and an acknowledgment by Tenant that (i) Tenant has had an opportunity to conduct, and has conducted, such inspections of the Premises as it deems necessary to evaluate its condition, (ii) except as otherwise specifically provided herein, Tenant accepts possession of the Premises in its then existing condition, “AS-IS”, including all patent and latent defects, (iii) Tenant Improvements/Landlord’s Work have been completed in accordance with the terms of this Lease, except for defects of which Tenant has given Landlord written notice prior to the time Tenant takes possession, and (iv) neither Landlord, nor any of Landlord’s agents, has made any oral or written representations or warranties with respect to such matters other than as set forth in this Lease.

4.3    Furniture and Equipment. Tenant shall be entitled to use all furniture, partitions and equipment present in the Premises on the Scheduled Commencement Date (the “Premises Personal Property”). Landlord shall deliver the Premises Personal Property to Tenant in its “AS-IS” condition. Tenant accepts the Premises Personal Property in its “AS-IS” condition. The Premises Personal Property owned by Landlord on the Scheduled Commencement Date shall become the property of Tenant when Tenant takes occupancy of the Premises. Tenant may remove any Premises Personal Property and may dispose of any Premises Personal Property which has become obsolete or which ceases functioning or breaks in the normal course of usage. Tenant shall be responsible for providing any replacement furniture and equipment needed for its use of the Premises if any Premises Personal Property becomes obsolete, ceases functioning or breaks. Such replacement items shall belong to Tenant and shall be removed at the end of the Term.

ARTICLE V    ALTERATIONS AND TENANT’S PERSONAL PROPERTY

5.1    Alterations.

(a)        Landlord’s Consent. Tenant shall not make any alterations, additions, installations, substitutes or improvements (“Alterations”) in and to the Premises without first obtaining Landlord’s written consent. Landlord shall not unreasonably withhold or delay its consent; provided, however, that Landlord shall have no obligation to consent to Alterations of a structural nature or Alterations that would violate the certificate of occupancy for the Premises or any applicable law, code or ordinance or the terms of any superior lease or mortgage affecting the Property. No consent given by Landlord shall be deemed as a representation or warranty that such Alterations comply with laws, regulations and rules applicable to the Property (“Laws”). Tenant shall pay Landlord’s reasonable costs of reviewing or inspecting any proposed Alterations and any other costs that may be incurred by Landlord as a result of such Alterations.

(b)        Workmanship. All Alterations shall be done at reasonable times in a first-class workmanlike manner, by contractors reasonably approved by Landlord, and according to plans and specifications previously reasonably approved by Landlord. All work shall be done in compliance with all Laws, and with all regulations of the Board of Fire Underwriters or any similar

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insurance body or bodies. Tenant shall be solely responsible for the effect of any Alterations on the Building’s structure and systems, notwithstanding that Landlord has consented to the Alterations, and shall reimburse Landlord on demand for any costs incurred by Landlord by reason of any faulty work done by Tenant or its contractors. Upon completion of Alterations, Tenant shall provide Landlord with a complete set of “as-built” plans.

(c)         Mechanics and Other Liens. Tenant shall keep the Property and Tenant’s leasehold interest therein free of any liens or claims of liens, and shall discharge any such liens within thirty (30) days after receiving notice of their filing. Before commencement of any work, Tenant’s contractor shall provide payment, performance and lien indemnity bonds required by Landlord, and Tenant shall provide evidence of such insurance as Landlord may require, naming Landlord as an additional insured. Tenant shall indemnify Landlord and hold it harmless from and against any cost, claim, or liability arising from any work done by or at the direction of Tenant.

(d)         Removal of Alterations. All Alterations affixed to the Premises shall become part thereof and remain therein at the end of the Term. However, if Landlord gives Tenant notice, at least thirty (30) days before the end of the Term, to remove any Alterations, Tenant shall remove the Alterations, make any repair required by such removal, and restore the Premises to its original condition.

5.2    Tenant’s Personal Property.

(a)         In General. Tenant may provide and install, and shall maintain in good condition, all trade fixtures, personal property, equipment, furniture and moveable partitions required in the conduct of its business in the Premises. All of Tenant’s personal property, trade fixtures, equipment, furniture, movable partitions, and any Alterations not affixed to the Premises shall remain Tenant’s property (“Tenant’s Property”).

(b)         [Intentionally Omitted]

(c)         Payment of Taxes. Tenant shall pay before delinquency all taxes levied against Tenant’s Property and any Alterations installed by Tenant. If any such taxes are levied against Landlord or its property, or if the assessed value of the Premises is increased by the inclusion of a value placed on Tenant’s Property, Landlord may pay such taxes, and Tenant shall upon demand repay to Landlord the portion of such taxes resulting from such increase.

5.3    Telecommunications.

(a)        Landlord shall incur no expense or liability whatsoever with respect to any aspect of the provision of telecommunication services, including, without limitation, the cost of installation, service, materials, repairs, maintenance, interruption or loss of telecommunication service.

(b)        Tenant shall not utilize any telephone, data or other network and telecommunications services (collectively, “Telecom Services”) which require the installation of any wiring or other connections or transmission services between the Premises and any other part of the Property, without Landlord’s prior written consent, it being acknowledged and confirmed that it shall be reasonable for Landlord to withhold its consent where the provider of such Telecom Services is not currently providing such services to the Property (“New Telecom Service Provider”) and where there is inadequate space within the risers or conduits of the Property to accommodate such New Telecom Service Provider.

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(c)        At Landlord’s option, as a condition to being permitted to provide such service to the Premises, any New Telecom Service Provider shall be required to enter into a licence agreement with Landlord on Landlord’s standard form, entitling such party to connect to or transmit to or from the Premises. Landlord, at its option, may require such New Telecom Service Provider to pay a licence fee to Landlord in an amount determined by Landlord, having regard to comparable fees being paid to landlords of comparable properties for comparable services in the vicinity of the Property. Any reasonable costs incurred by Landlord in documenting such agreement shall be paid for by the Tenant, as additional rent on demand.

(d)        If any Telecom Services installed or used by any person in the Premises, or installed or used by Tenant in the Property are determined by Landlord to be interfering with any other Telecom Services in the Property, Tenant shall forthwith on notice take such steps as may be necessary to cease such interference, including, if necessary, discontinuing such Telecom Services of Tenant.

ARTICLE VI    LANDLORD’S COVENANTS

6.1    Services Provided by Landlord.

(a)        Services. Landlord shall provide hot and cold running water, electricity, space heating and cooling, janitorial and security services to the Premises and such other services as are customarily provided by landlords in comparable buildings in the Lethbridge, Alberta area. Landlord shall provide reasonable additional Building operation services upon reasonable advance request of Tenant at reasonable rates from time to time established by Landlord. Tenant shall request such services by calling the Sun Life Service Desk designated by Landlord and shall notify the Sun Life Service Desk of any building issues in the Premises. Landlord shall furnish space heating and cooling as normal seasonal changes may require to provide reasonably comfortable space temperature and ventilation for occupants of the Premises under normal business operation, daily from 8:00 a.m. to 6:00 p.m., Monday through Friday, Canadian Statutory holidays excepted. If Tenant shall require space heating or cooling outside the hours and days above specified, Landlord shall provide such service at Tenant’s expense in accordance with any advance notice requirements established from time to time by Landlord.

(b)        Separately Metered Utilities. If the Premises are separately metered as of the Scheduled Commencement Date or becomes separately metered thereafter, Tenant shall pay all charges for all separately metered and separately billed gas, electricity, telephone and other utility services used, rendered or supplied upon or in connection with the Premises and shall indemnify Landlord against liability or damage on such account.

The costs of any utilities which are not separately metered shall be included as an Operating Expense. If Landlord has reason to believe that Tenant is using a disproportionate share of any utility which is not separately metered, Landlord may, at Landlord’s election, and at Landlord’s expense, conduct an engineering audit to estimate Tenant’s actual use. If such audit determines that Tenant is using more than its proportionate share of any utility, Tenant shall reimburse Landlord for the cost of the audit and Tenant shall pay for any use above its proportionate share as additional rent.

(c)        Graphics and Signs. Tenant shall provide, at Tenant’s expense, identification of Tenant’s name and suite numerals at the main entrance door to the Premises. All signs, notices, graphics and decorations of every kind or character which are visible in or from the Common Areas or the exterior of the Premises shall be subject to Landlord’s prior written

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approval, which Landlord shall have the right to withhold in its absolute and sole discretion. Tenant shall obtain, at Tenant’s expense, any and all municipal approvals for Tenant signage and provide a copy of such approvals to Landlord.

(d)        Shredding Services. Unless otherwise agreed to by Landlord, Tenant shall use the shredding company used by Landlord, at Tenant’s expense. Tenant shall engage such shredding services for its own account and shall pay all charges for such services and shall indemnify Landlord against liability or damage on such account.

(e)        Security Access for Tenant Employees. Landlord shall maintain the electronic access control system at the Premises and shall provide security access cards for Tenant employees and visitor identification badges for Tenant visitors. Tenant shall designate a tenant representative(s) authorized to request security access cards for Tenant employees. Such designated tenant representative(s) shall submit the names of employees needing access to the Premises to Landlord, together with such other employee information Landlord shall reasonably require. Landlord shall provide security access cards in a timely fashion. The designated tenant representative shall also promptly submit to Landlord the names of employees whose employment with Tenant are ending, so that such employees’ security authorizations may be terminated. Tenant employees and Tenant visitors shall be subject to the security requirements established from time to time by Landlord. Landlord reserves the right to refuse a security access card or a visitor identification badge to any person, or to terminate any card or badge previously issued to any person, whom Landlord considers a security risk to the Property, the businesses conducted therein or the persons employed therein. Any additional security card readers required by Tenant shall be at Tenant’s expense. Landlord reserves the right to charge an industry standard administrative fee for lost or damage security access card.

(f)        Right to Cease Providing Services. In case of Force Majeure (defined in Section 11.14 hereof) or in connection with any repairs, alterations or additions to the Property or the Premises, or any other acts required of or permitted to Landlord herein, Landlord may reduce or suspend service of the Building’s utilities, facilities or supplies, provided that Landlord shall use reasonable diligence to restore such services, facilities or supplies as soon as possible. No such reduction or suspension shall constitute an actual or constructive eviction or disturbance of Tenant’s use or possession of the Premises.

6.2    Repairs and Maintenance. Landlord shall repair and maintain in good condition (i) the Common Areas, (ii) the structural portions of the Building, (iii) the exterior walls of the Building (including exterior windows and glazing), (iv) the roof, and (v) the plumbing, electrical, mechanical and heating, ventilating and air-conditioning systems serving the Premises, in the manner and to the extent customarily provided by landlords in similar buildings in the area. Tenant shall pay for such repairs as set forth in Paragraph 3.2. If any maintenance, repair or replacement is required because of any act, omission or neglect of duty by Tenant or its agents, employees, invitees or contractors, the cost thereof shall be paid by Tenant to Landlord as additional rent within thirty (30) days after billing.

6.3    Quiet Enjoyment. Upon Tenant’s paying the Rent and performing its other obligations, Landlord shall permit Tenant to peacefully and quietly hold and enjoy the Premises, subject to the provisions of this Lease.

6.4    Insurance. Landlord shall insure the Property, including the Building and Tenant Improvements and approved Alterations, if any, against damage by fire and standard extended coverage perils, and shall carry public liability insurance, all in such reasonable amounts as

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would be carried by a prudent owner of a similar building in the area. Landlord may carry any other forms of insurance as it or its mortgagee may deem advisable. Insurance obtained by Landlord shall not be in lieu of any insurance required to be maintained by Tenant. Landlord shall not carry any insurance on Tenant’s Property, and shall not be obligated to repair or replace any of Tenant’s Property.

6.5    Property Manager. Landlord, at its sole discretion, may engage a property manager (“Property Manager”) to manage the Property. Property Manager shall act as Landlord’s representative for carrying out the terms and conditions of this Lease and shall enjoy the same access and rights as designated for Landlord under this Lease.

ARTICLE VII    TENANT’S COVENANTS

7.1    Repairs, Maintenance and Surrender.

(a)        Repairs and Maintenance. Subject to Landlord’s maintenance and repair obligations set forth in Section 6.2, Tenant shall keep the Premises in substantially the same condition as delivered to Tenant on the Scheduled Commencement Date, and shall promptly repair any damage to the Premises excluding glass in exterior walls. Tenant shall also repair any damage to the rest of the Property, including glass in exterior walls, if such damage is attributable to Tenant’s negligence or misuse caused by Tenant or its agents, employees, or invitees, licensees or independent contractors. All repairs shall be made in a workmanlike manner and any replacements or substitutions shall be of a quality, utility, value and condition similar to or better than the replaced or substituted item. Tenant will promptly notify Landlord of any accident, casualty, defect, damage or deficiency which occurs or exists in any part of the Premises and which comes to the attention of Tenant.

(b)        Surrender. At the end of the Term, Tenant shall peaceably surrender the Premises in substantially the same condition as delivered to Tenant on the Scheduled Commencement Date, except for reasonable wear and tear and casualty, and Tenant shall remove Tenant’s Property, any cabling or wiring installed by Tenant, and (if required by Landlord) any Alterations, repairing any damage caused by such removal and restoring the Premises and leaving the Premises clean and neat. Any property not so removed shall be deemed abandoned and may be retained by Landlord or may be removed and disposed of by Landlord in such manner as Landlord shall determine. Tenant shall be responsible for costs and expenses incurred by Landlord in removing any Alterations and disposing any such abandoned property, making any incidental repairs and replacements to the Premises, and restoring the Premises to its original condition.

7.2    Use.

(a)        General Use. Tenant shall use the Premises only for the Permitted Uses, and shall not use or permit the Premises to be used in violation of any law or ordinance or of any certificate of occupancy issued for the Building or the Premises, or of the Rules and Regulations. Tenant shall not cause, maintain or permit any nuisance in, on or about the Property, or commit or allow any waste in or upon the Property. Tenant shall not use utility services in excess of amounts reasonably determined by Landlord to be within the normal range of demand for the Permitted Uses.

(b)        Obstructions and Exterior Displays. Tenant shall not obstruct any of the Common Areas or any portion of the Property outside the Premises, and shall not, except as

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otherwise previously approved by Landlord, place or permit any signs, decorations, curtains, blinds, shades, awnings, aerials or flagpoles, or the like, that may be visible from outside the Premises. If Landlord designates a standard window covering for use throughout the Building, Tenant shall use this standard window covering to cover all windows in the Premises.

(c)        Floor Load. Tenant shall not place a load upon the floor of the Premises exceeding the load per square foot such floor was designed to carry, as determined by applicable building code.

(d)        Compliance with Insurance Policies. Tenant shall not keep or use any article in the Premises, or permit any activity therein, which is prohibited by any insurance policy covering the Building, or would result in an increase in the premiums thereunder.

(e)        Rules and Regulations. Tenant shall observe and comply with the rules and regulations attached as Exhibit A (the “Rules and Regulations”), and all modifications thereto as made by Landlord and put into effect from time to time; provided that (a) Tenant shall have reasonable advance written notice of future modifications, (b) any and all such modification of the rules and regulations shall not be implemented and/or carried out in a manner that is discriminatory against Tenant, and (c) any and all such modifications of the rules and regulations shall not increase Tenant’s obligations or decrease Tenant’s rights hereunder other than to a de minimis extent. In the event of any conflicts between such rules and this Lease, the terms and provisions of this Lease shall govern and control. Landlord shall not be responsible to Tenant for the violation or non-performance by any other tenant or occupant of the Building of the Rules and Regulations.

7.3    Assignment; Sublease. Tenant shall not assign its rights under this Lease nor sublet the whole or any part of the Premises without Landlord’s prior written consent. In the event that Landlord grants such consent, Tenant shall remain primarily liable to Landlord for the payment of all rent and for the full performance of the obligations under this Lease and any excess rents collected by Tenant shall be paid to Landlord. Tenant shall be responsible for payment of all costs incurred by Landlord in connection with any such request for Landlord’s consent to a proposed assignment or subletting, as provided in Paragraph 11.5. Any assignment or subletting which does not conform with this Paragraph 7.3 shall be void and a default hereunder.

In addition to, but not in limitation of, the foregoing: in the event of a request by Tenant for Landlord’s consent to a proposed assignment of the Lease or a proposed subletting of twenty percent (20%) or more of the floor area of the Premises, Landlord, at Landlord’s sole option, may terminate the Lease; and in the event of a request by Tenant for Landlord’s consent to a proposed subletting of less than twenty percent (20%) of the floor area of the Premises, Landlord, at Landlord’s sole option, may cancel the Lease with respect to the area in question for the proposed term of such sublease. Landlord shall exercise any such option by written notice given to Tenant within thirty (30) days after Landlord’s receipt of such request from Tenant, and in each case such termination or cancellation shall take effect as of the date set forth in Landlord’s said notice, which shall be not less than sixty (60) days and not more than one hundred twenty (120) days after the date of Landlord’s said notice. If Landlord exercises any such option to terminate or cancel the Lease, Tenant shall surrender possession of the portion of the Premises to which the termination or cancellation applies on or before the date set forth in Landlord’s notice, in accordance with the provisions of this Lease relating to the surrender of the Premises at expiration of the Term. If the Lease is cancelled as to a portion of

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the Premises only, Base Rent after the date of such cancellation shall be abated on a pro-rata basis, as determined by Landlord, and Tenant’s Percentage shall be proportionally reduced. Landlord’s failure to exercise such option to terminate or cancel the Lease shall not be construed as Landlord’s consent to the proposed assignment or subletting.

For purposes of this Paragraph 7.3, “assignment” shall include, without limitation: (i) any transfer of Tenant’s interest in this Lease by operation of law; (ii) any merger or consolidation of Tenant with or into any other firm or corporate entity, whether in a single transaction or a series of transactions; (iii) the transfer or sale of a controlling interest in Tenant, whether by sale of its capital stock or otherwise; or (iv) any agreement by which Tenant agrees to enter into or execute any assignment or other transfer of the Lease at the direction of any other party, or assigns Tenant’s rights in and to the income arising from any such assignment or transfer to another party.

7.4    Indemnity. Tenant, at its expense, shall defend (with counsel satisfactory to Landlord), indemnify and hold harmless Landlord and its agents, employees, invitees, licensees and contractors from and against any cost, claim, action, liability or damage of any kind arising from (i) Tenant’s use and occupancy of the Premises or the Property or any activity done or permitted by Tenant in, on, or about the Premises or the Property, (ii) any breach or default by Tenant of its obligations under this Lease (beyond notice and cure periods), or (iii) any negligent, tortious, or illegal act or omission of Tenant, its agents, employees, invitees, licensees or contractors at the Premises or the Property. Landlord shall not be liable to Tenant or any other person or entity for any damages arising from any act or omission of any other tenant of the Building. The obligations of Tenant in this Paragraph 7.4 shall survive the expiration or termination of this Lease.

7.5    Tenant’s Insurance. Tenant shall maintain in responsible companies qualified to do business, in good standing in the state in which the Premises are located and otherwise acceptable to Landlord and at its sole expense the following insurance: (i) comprehensive general liability insurance covering the Premises insuring Landlord as well as Tenant with limits which shall, at the commencement of the Term, be at least equal to the Public Liability Insurance Amount and from time to time during the Term shall be for such higher limits, if any, as are customarily carried in the area in which the Premises are located with respect to similar properties, (ii) workers’ compensation insurance with statutory limits covering all of Tenant’s employees working in the Premises, and (iii) property insurance insuring Tenant’s Property for the full replacement value of such items. There shall be no deductible for liability policies and a deductible not greater than $5,000 for property insurance policies. Tenant shall deposit promptly with Landlord certificates for such insurance, and all renewals thereof, bearing the endorsement that the policies will not be canceled until after thirty (30) days’ written notice to Landlord. All policies shall be taken out with insurers with a rating of A-IX by Best’s and otherwise acceptable to Landlord. Tenant reserves the right to satisfy its insurance obligations under this section through a self-insured retention (SIR) program acceptable to Landlord.

7.6    Payment of Taxes. If at any time during the Term, any municipality in which the Property is located, or any other governmental authority, levies or assesses against Landlord a tax or excise on rents or other tax (excluding income tax), however described, including but not limited to assessments, charges or fees required to be paid, by way of substitution for or as a supplement to real estate taxes, or any other tax on rent or profits in substitution for or as a supplement to a tax levied against the Property, Building or Landlord’s personal property, then Tenant will pay to Landlord as additional rent its proportionate share based on Tenant’s Percentage of said tax or excise.

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7.7     Environmental Assurances.

(a)         Covenants.

(i)	Tenant shall not cause any Hazardous Materials to be used, generated, stored or disposed of on, under or about, or transported to or from, the Premises unless the same is specifically approved in advance by Landlord in writing other than small quantities of retail, household, and office chemicals customarily sold over-the-counter to the public and which are related to Tenant’s Permitted Uses.

(ii)	Tenant shall comply with all obligations imposed by Environmental Laws, and all other restrictions and regulations upon the use, generation, storage or disposal of Hazardous Materials at, to or from the Premises.

(iii)	Tenant shall deliver promptly to Landlord true and complete copies of all notices received by Tenant from any governmental authority with respect to the use, generation, storage or disposal by Tenant of Hazardous Materials at, to or from the Premises and shall immediately notify Landlord both by telephone and in writing of any unauthorized discharge of Hazardous Materials or of any condition that poses an imminent hazard to the Property, the public or the environment.

(iv)	Tenant shall complete fully, truthfully and promptly any questionnaires sent by Landlord with respect to Tenant’s use of the Premises and its use, generation, storage and disposal of Hazardous Materials at, to or from the Premises.

(v)	Tenant shall permit entry onto the Premises by Landlord or Landlord’s representatives at any reasonable time to verify and monitor Tenant’s compliance with its covenants set forth in this Paragraph 7.7 and to perform other environmental inspections of the Premises.

(vi)	If Landlord conducts any environmental inspections because it has reason to believe that Tenant’s activities have or are likely to result in a violation of Environmental Laws or a release of Hazardous Materials on the Property, then Tenant shall pay to Landlord, as additional rent, the costs incurred by Landlord for such inspections.

(vii)	Tenant shall cease immediately upon notice from Landlord any activity which violates or creates a reasonable risk of violation of any Environmental Laws.

(viii)	After notice to and approval by Landlord, Tenant shall promptly remove, clean-up, dispose of or otherwise remediate, in accordance with Environmental Laws and good commercial

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practice, any Hazardous Materials on, under or about the Property resulting from Tenant’s activities on the Property under this Lease.

(b)        Indemnification. Tenant shall indemnify, defend with counsel acceptable to Landlord and hold Landlord harmless from and against any claims, damages, costs, liabilities or losses (including, without limitation, any decrease in the value of the Property, loss or restriction of any area of the Property, and adverse impact of the marketability of the Property or Premises) arising out of Tenant’s use, generation, storage or disposal of Hazardous Materials at, to or from the Premises.

(c)        Definitions. Hazardous Materials shall include but not be limited to substances defined as “hazardous substances”, “hazardous materials,” “toxic substances”, “hazardous wastes,” or comparable terms under any statutes, laws, ordinances, codes, rules, regulations, orders, notices and directives, now or at any time hereafter in effect, made or issued by any municipal, provincial or federal government, or by any department, agency, board or office thereof, or any other agency or source whatsoever, regulating, relating to or imposing liability or standards of conduct concerning environmental matters which may be relevant to the use or occupancy of the Property or any part thereof or the conduct of any business or activity in, on, under or about the Property or any part thereof, or any material, substance or thing which may at any time be in, on, under or about the Property or any part thereof or emanate therefrom (“Environmental Laws”); materials containing asbestos or urea formaldehyde; gasoline and other petroleum products; flammable explosives; radon and other natural gases; and radioactive materials.

(d)        Survival. The obligations of Tenant in this Paragraph 7.7 shall survive the expiration or termination of this Lease.

ARTICLE VIII    DEFAULT

8.1    Default. The occurrence of any one or more of the following events shall constitute a default hereunder by Tenant:

(a)        The failure by Tenant to make any payment of Base Rent or additional rent or any other payment required hereunder, as and when due, where such failure shall continue for a period of five (5) days after written notice thereof from Landlord to Tenant and any Lease Guarantor; provided, that Landlord shall not be required to provide such notice more than twice during the Term with respect to non-payment of Rent, the third such non-payment constituting a default without requirement of notice;

(b)        The failure by Tenant to observe or perform any of the express or implied covenants or provisions of this Lease to be observed or performed by Tenant, other than as specified in clause (a) above, where such failure shall continue for a period of more than thirty (30) days after written notice thereof from Landlord to Tenant and any Lease Guarantor; provided, however, that if the nature of Tenant’s default is such that more than thirty (30) days are reasonably required for its cure, then Tenant shall not be deemed to be in default if Tenant commences such cure within said thirty (30) day period, diligently prosecutes such cure to completion, and completes such cure no later than ninety (90) days from the date of such notice from Landlord;

(c)        Tenant, any Lease Guarantor, or any present or future guarantor of all or any portion of Tenant’s obligations under this Lease becomes insolvent or commits an act of

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bankruptcy or takes the benefit of any statute for bankrupt or insolvent debtors or makes any proposal, assignment, compromise or arrangement with its creditors, or if a receiver is appointed for substantially all the property or business of Tenant or any Lease Guarantor; or

(d)        If the leasehold estate under this Lease or any substantial part of the property or assets of Tenant or of any Lease Guarantor of this leasehold is taken by execution, or by other process of law, or is attached or subjected to any involuntary encumbrance if such attachment or other seizure remains undismissed or undischarged for a period of sixty business (60) days after the levy thereof.

8.2    Remedies of Landlord and Calculation of Damages.

(a)        Remedies. In the event of any default by Tenant which continues beyond applicable notice and cure periods, in addition to any other remedies available to Landlord at law or in equity, Landlord may, at its option and without further notice exercise any or all of the following remedies:

(i)	Terminate the Lease and upon notice to Tenant of termination of the Lease all rights of Tenant hereunder shall thereupon come to an end as fully and completely as if the date such notice is given were the date originally fixed for the expiration of the Term, and Tenant shall then quit and surrender the Premises to Landlord and Landlord shall have the right, without judicial process, to re-enter the Premises. No such expiration or termination of the Lease shall relieve Tenant of its liability and obligations under the Lease.

(ii)	To recover from the Tenant the full amount of the current month’s Rent together with the next three months’ installments of Rent, which shall immediately become due and payable as accelerated rent, and terminate the Lease in the same manner, and with the same force and effect, as provided in clause (i) above.

(iii)	Enter the Premises and cure any default by Tenant and in so doing, Landlord may make any payment of money or perform any other act. All sums so paid by Landlord, and all incidental costs and expenses, including reasonable attorneys’ fees, shall be considered additional rent under this Lease and shall be payable to Landlord immediately upon demand, together with interest from the date of demand to the date of payment at the maximum lawful rate permitted to be charged by Landlord.

(b)        Calculation of Damages. If this Lease is terminated as provided in Paragraph 8.2(a)(i) above, Tenant, until the end of the Term, or what would have been such Term in the absence of any such event, shall be liable to Landlord, as damages for Tenant’s default, for the amount of the Base Rent and all additional rent and other charges which would be payable under this lease by Tenant if this Lease were still in effect, less the net proceeds of any reletting of the Premises actually collected by Landlord after deducting all Landlord’s expenses in connection with such reletting, including, without limitation, all repossession costs, brokerage and management commissions, operating expenses, legal expenses, reasonable attorneys’ fees, alteration costs and expenses of preparation of the Premises for such reletting. Tenant shall pay such damages to Landlord monthly on the days on which the Base Rent would have been

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payable as if this Lease were still in effect, and Landlord shall be entitled to recover from Tenant such damages monthly as the same shall arise.

If Base Rent and additional rent are accelerated and this Lease is terminated as provided in Paragraph 8.2(a)(ii) above, Tenant shall be liable to pay to Landlord, in one payment, as damages for Tenant’s default, an amount equal to the total amount of Base Rent and additional rent reserved in this Lease from the date of default to the date of expiration of the Term discounted at a fixed annual interest rate equal to the Prime Rate plus 2%. The Prime Rate shall mean the interest rate per annum as announced by the Canadian Imperial Bank of Commerce at the principal office of such bank in Calgary, Alberta and reported to the Bank of Canada as its prime rate on the date of Landlord’s election to accelerate the rents hereunder.

Whether or not the Lease is terminated, Landlord shall in no way be responsible or liable for any failure to relet the Premises or for any failure to collect any rent upon such reletting.

(c)        No Limitations. Nothing contained in this Lease shall limit or prejudice the right of Landlord to prove for and obtain in proceedings for bankruptcy or insolvency by reason of the termination of this Lease, an amount equal to the maximum allowed by any statute or rule of law in effect at the time when, and governing the proceedings in which, the damages are to be provided, whether or not the amount be greater, equal to, or less than the amount of the loss or damages referred to above.

(d)        Cumulative Remedies. Landlord’s remedies under this Lease are cumulative and not exclusive of any other remedies to which Landlord may be entitled in case of Tenant’s default or threatened default under this Lease, including, without limitation, the remedies of injunction and specific performance.

ARTICLE IX    CASUALTY AND EMINENT DOMAIN

9.1    Casualty.

(a)        Casualty in General. If, during the Term, the Premises, the Building or the Property, are wholly or partially damaged or destroyed by fire or other casualty, and the casualty renders the Premises totally or partially inaccessible or unusable by Tenant in the ordinary conduct of Tenant’s business, then Landlord shall, within thirty (30) days of the date of the damage, give Tenant a notice (“Damage Notice”) stating whether, according to Landlord’s good faith estimate, the damage can be repaired within one hundred eighty (180) days from the date of damage (“Repair Period”), without the payment of overtime or other premiums. The parties’ rights and obligations shall then be governed according to whether the casualty is an Insured Casualty or an Uninsured Casualty as set forth in the following paragraphs.

(b)        Insured Casualty. If the casualty results from a risk, the loss to Landlord from which is fully covered by insurance maintained by Landlord or for Landlord’s benefit (except for any deductible amount), it shall be an “Insured Casualty” and governed by this Paragraph 9.1(b). In such event, if the Damage Notice states that the repairs can be completed within the Repair Period without the payment of overtime or other premiums, then Landlord shall promptly proceed to make the repairs, this Lease shall remain in full force and effect, and Rent shall be reduced, during the period between the casualty and completion of the repairs, in proportion to the portion of the Premises that is inaccessible or unusable during that period and which is, in

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fact, not utilized by Tenant. Rent shall not be reduced by reason of any portion of the Premises being unusable or inaccessible for a period of five (5) business days or less. If the Damage Notice states that the repairs cannot, in Landlord’s estimate, be completed within the Repair Period without the payment of overtime or other premiums, then either party may, terminate this Lease by written notice given to the other within thirty (30) days after the giving of the Damage Notice. If either party elects to terminate this Lease, the lease shall terminate as of the date of the occurrence of such damage or destruction and Tenant shall vacate the Premises five (5) business days from the date of the written notice terminating the Lease. If neither party so terminates, then this Lease shall remain in effect, Landlord shall make repairs, and Base Rent shall be proportionately reduced as set forth above during the period when the Premises is inaccessible or unusable and is not used by Tenant.

(c)        Uninsured Casualty. If the casualty is not an Insured Casualty as set forth in the previous paragraph, it shall be an “Uninsured Casualty” governed by this Paragraph 9.1(c). In such event, if the Damage Notice states that the repairs can be completed within the Repair Period without the payment of overtime or other premiums, Landlord may elect, by written notice given to Tenant within thirty (30) days after the Damage Notice, to make the repairs, in which event this Lease shall remain in effect and Rent shall be proportionately reduced as set forth above. If Landlord does not so elect to make the repairs, or if the Damage Notice states that the repairs cannot be made within the Repair Period, this Lease shall terminate as of the date of the casualty and Tenant shall vacate the Premises five (5) business days from the date of Landlord’s written notice to Tenant terminating the Lease.

(d)        Casualty within final six months of Term. Notwithstanding anything to the contrary contained in this Paragraph 9.1, if the Premises or the Building is wholly or partially damaged or destroyed within the final six (6) months of the Term of this Lease, Landlord shall not be required to repair such casualty and either Landlord or Tenant may elect to terminate this Lease.

(e)        Tenant Improvements and Alterations. If Landlord elects to repair after a casualty in accordance with this Paragraph 9.1, Landlord shall cause Tenant Improvements and Alterations which Landlord has approved, to be repaired and restored at Landlord’s sole expense. Landlord shall have no responsibility for any personal property placed or kept in or on the Premises or the Building by Tenant or Tenant’s agents, employees, invitees or contractors and Landlord shall not be required to repair any damage to, or make any repairs to or replacements of, such personal property.

(f)        Exclusive Remedy. This Paragraph 9.1 shall be Tenant’s sole and exclusive remedy in the event of damage or destruction to the Premises or the Building. No damages, compensation or claim shall be payable by Landlord for any inconvenience, any interruption or cessation of Tenant’s business, or any annoyance, arising from any damage to or destruction of all or any portion of the Premises or the Building.

(g)        Waiver of Subrogation. Landlord and Tenant shall use reasonable efforts to cause each insurance policy obtained by each of them to provide that the insurer waives all right of recovery by way of subrogation against either Landlord or Tenant in connection with any loss or damage covered by such policy.

9.2    Eminent Domain.

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(a)        Eminent Domain in General. If the whole of the Premises, or so much of the Premises as to render the balance unusable by Tenant, shall be taken or appropriated under the power of eminent domain or condemnation (a “Taking”), either Landlord or Tenant may terminate this Lease and the termination date shall be the date of the Order of Taking, or the date possession is taken by the Taking authority, whichever is earlier. If any part of the Property is the subject of a Taking and such Taking materially affects the normal operation of the Building or Common Areas, Landlord may elect to terminate this Lease. A sale by Landlord under threat of a Taking shall constitute a Taking for the purpose of this Paragraph 9.2. No award for any partial or entire Taking shall be apportioned. Landlord shall receive (subject to the rights of Landlord’s mortgagees) and Tenant hereby assigns to Landlord any award which may be made and any other proceeds in connection with such Taking, together with all rights of Tenant to such award or proceeds, including, without limitation, any award or compensation for the value of all or any part of the leasehold estate; provided that nothing contained in this Paragraph 9.2(a) shall be deemed to give Landlord any interest in or to require Tenant to assign to Landlord any separate award made to Tenant for (i) the taking of Tenant’s Property, or (ii) interruption of or damage to Tenant’s business, or (iii) Tenant’s moving and relocation costs.

(b)        Reduction in Base Rent. In the event of a Taking which does not result in a termination of the Lease, Base Rent and Tenant’s Percentage (if applicable) shall be proportionately reduced based on the portion of the Premises rendered unusable, and Landlord shall restore the Premises or the Building to the extent of available proceeds or awards from such Taking. Landlord shall not be required to repair or restore any damage to Tenant’s Property or any Alterations.

(c)        Sole Remedies. This Paragraph 9.2 sets forth Tenant’s and Landlord’s sole remedies for Taking. Upon termination of this Lease pursuant to this Paragraph 9.2, Tenant and Landlord hereby agree to release each other from any and all obligations and liabilities with respect to this Lease except such obligations and liabilities which arise or accrue prior to such termination.

ARTICLE X    RIGHTS OF PARTIES HOLDING SENIOR INTERESTS

10.1    Subordination. This Lease and the rights of Tenant in this Lease shall be subject and subordinate to any and all mortgages on the Property and Tenant, on request by and without cost to Landlord, shall, within five business days after such request, execute and deliver any and all instruments required by Landlord to evidence such subordination. Upon request by Tenant at the time of any request for confirmation of subordination, Landlord shall make reasonable efforts to obtain from any mortgagee an acknowledgement and assurance in writing addressed to Tenant, whereby such mortgagee acknowledges that, in the event of any such mortgagee realizing upon the security, it will not disturb Tenant and will permit Tenant to remain in possession under this Lease in accordance with its terms, so long as Tenant is not in default. Notwithstanding the foregoing, if any holder of a mortgage on the Property succeeds to the interest of Landlord under this Lease, then, at the option of such holder, this Lease shall continue in full force and effect and Tenant shall attorn to such holder and to recognize such holder as its landlord.

10.2    Mortgagee’s Consent. No assignment of the Lease and no agreement to make or accept any surrender, termination or cancellation of this Lease and no agreement to modify so as to reduce the Rent, change the Term, or otherwise materially change the rights of Landlord under this Lease, or to relieve Tenant of any obligations or liability under this Lease, shall be valid unless consented to by Landlord’s mortgagees of record, if any.

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ARTICLE XI    GENERAL

11.1    Authorization to Execute Lease. Tenant represents and warrants that those persons executing this Lease on Tenant’s behalf are duly authorized to execute and deliver this Lease on its behalf, and that this Lease is binding upon Tenant in accordance with its terms, and simultaneously with the execution of this Lease, Tenant shall deliver evidence of such authority to Landlord in form satisfactory to Landlord.

Landlord represents and warrants that those persons executing this Lease on Landlord’s behalf are duly authorized to execute and deliver this Lease on its behalf, and that this Lease is binding upon Landlord in accordance with its terms, and substantially with the execution of this Lease, Landlord shall deliver evidence of such authority to Tenant in form satisfactory to Tenant.

11.2    Notices. Any notice required or permitted hereunder shall be in writing. Notices shall be addressed to Landlord at Landlord’s Address, to Tenant at Tenant’s Address and/or to Lease Guarantor at Lease Guarantor’s Address. Any communication so addressed shall be deemed duty given when delivered by hand, one day after being sent by Federal Express (or other guaranteed one day delivery service) or three days after being sent by U.S. Mail or by Canadian Post. Notices may be given by email provided that a copy of such notice is also delivered by hand, Federal Express (or other guaranteed one day delivery service), U.S. Mail or Canadian Post. Either party may change its address by giving notice to the other.

11.3    No Waiver or Oral Modification. No provision of this Lease shall be deemed waived by Landlord or Tenant except by a signed written waiver. No consent to any act or waiver of any breach or default, express or implied, by Landlord or Tenant, shall be construed as a consent to any other act or waiver of any other breach or default.

11.4    Severability. If any provision of this Lease, or the application thereof in any circumstances, shall to any extent be invalid or unenforceable, the remainder of this Lease shall not be affected thereby, and each provision hereof shall be valid and enforceable to the fullest extent permitted by law.

11.5    Requests by Tenant. Tenant shall pay, within 30 days after Landlord demand, all reasonable costs incurred by Landlord, including without limitation reasonable legal fees on a solicitor and his client basis, in connection with any matter requiring Landlord’s review or consent or any other requests made by Tenant under this Lease, regardless of whether such request is granted by Landlord.

11.6    Estoppel Certificate and Financial Statements.

(a)        Estoppel Certificate. Within ten (10) days after written request by Landlord, Tenant shall execute, acknowledge and deliver to Landlord a written statement certifying (i) that this Lease is unmodified and in full force and effect, or is in full force and effect as modified and stating the modifications; (ii) the amount of Base Rent currently payable by Tenant to Landlord; (iii) Tenant’s Percentage and Tenant’s Share of Expenses currently payable by Tenant to Landlord; (iv) the date to which Base Rent and Tenant’s Share of Expenses have been paid in advance; (v) the amount of any security deposited with Landlord; (vi) that, to Tenant’s knowledge, Landlord is not in default hereunder or, if Landlord is claimed to be in default, stating the nature of any claimed default, and (vii) such other matters as may be reasonably requested by Landlord. Any such statement may be relied upon by a purchaser,

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assignee or lender. Tenant’s failure to execute and deliver such statement within the time required shall be a default under this Lease and shall also be conclusive upon Tenant that this Lease is in full force and effect and has not been modified except as represented by Landlord; and there are no uncured defaults in Landlord’s performance and Tenant has no right of offset, counterclaim or deduction against Rent.

(b)        [Intentionally Omitted].

11.7    Waiver of Liability. Landlord and Tenant each hereby waive all rights of recovery against the other and against the officers, employees, agents, and representatives of the other, on account of loss by or damage to the waiving party or its property or the property of others under its control, to the extent that such loss or damage is insured against under any insurance policy that either may have in force at the time of the loss or damage. Each party shall notify its insurers that the foregoing waiver is contained in this Lease.

11.8    Execution, Prior Agreements and No Representations. This Lease shall not be binding and enforceable until executed by authorized representatives of Landlord and Tenant. This Lease contains all of the agreements of the parties with respect to the subject matter hereof and supersedes all prior dealings, whether written or oral, between them with respect to such subject matter. Each party acknowledges that the other has made no representations or warranties of any kind except as may be specifically set forth in this Lease.

11.9    Brokers. Each party represents and warrants that it has not dealt with any real estate broker or agent in connection with this Lease or its negotiation. Each party shall indemnify the other and hold it harmless from any cost, expense, or liability (including costs of suit and reasonable attorneys’ fees) for any compensation, commission or fees claimed by any other real estate broker or agent in connection with this Lease or its negotiation by reason of any act or statement of the indemnifying party.

11.10    Successors and Assigns. This Lease shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that only the original Landlord named herein shall be liable for obligations accruing before the beginning of the Term, and thereafter the original Landlord named herein and each successive owner of the Premises shall be liable only for obligations accruing during the period of their respective ownership.

11.11    Applicable Law and Lease Interpretation. This Lease shall be construed, governed and enforced according to the laws of the jurisdiction where the Property is located. In construing this Lease, paragraph headings are for convenience only and shall be disregarded. Any recitals herein or exhibits attached hereto are hereby incorporated into this Lease by this reference. Time is of the essence of this Lease and every provision contained herein. The parties acknowledge that this Lease was freely negotiated by both parties, each of whom was represented by counsel; accordingly, this Lease shall be construed according to the fair meaning of its terms, and not against either party.

11.12    Costs of Collection, Enforcement and Disputes. Tenant shall pay all reasonable costs of collection, including reasonable attorneys’ fees, incurred by Landlord in connection with any default by Tenant which continues beyond applicable notice and cure periods. If Landlord institutes any action to enforce the provisions of this Lease or to seek a declaration of rights hereunder, Landlord shall be entitled to recover its reasonable attorneys’ fees and court costs as part of any award. Landlord and Tenant hereby waive trial by jury in any

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action, proceeding or counterclaim brought by either of the parties hereto against the other, on or in respect to any matter whatsoever arising out of or in any way connected with this Lease, the relationship of Landlord and Tenant hereunder, Tenant’s use or occupancy of the Premises, and/or claim of injury or damage.

11.13  Holdover.   If Tenant holds over in occupancy of the Premises after the expiration of the Term (without implying that Tenant has any right to so holdover), Tenant shall, at the election of Landlord, become a tenant at sufferance only on a month-to-month basis subject to the terms and conditions herein specified, so far as applicable. Tenant shall pay rent during the holdover period, at a base rental rate equal to twice the Base Rent in effect at the end of the Term, plus the amount of Tenant’s Share of Expenses then in effect. Tenant shall also be liable for all damages sustained by Landlord on account of such holding over.

11.14  Force Majeure.   If Landlord or Tenant is prevented from or delayed in performing any act required of it hereunder, and such prevention or delay is caused by strikes, labor disputes, inability to obtain labor, materials, or equipment, inclement weather, acts of God, governmental restrictions, regulations, or controls, judicial orders, enemy or hostile government actions, civil commotion, fire or other casualty, or other causes beyond such party’s reasonable control (“Force Majeure”), the performance of such act shall be excused for a period equal to the period of prevention or delay. A party’s financial inability to perform its obligations shall in no event constitute Force Majeure. Nothing in this Paragraph 11.14 shall excuse or delay Tenant’s obligation to pay any rent or other charges due under this Lease.

11.15  Limitation on Liability.   Landlord, and its subsidiaries, affiliates, partners, directors, officers, shareholders, trustees or beneficiaries, shall not be liable to Tenant for any damage to or loss of personal property in, or to any personal injury occurring in, the Premises, unless such damage, loss or injury is the result of the gross negligence of Landlord or its agents as determined by a final non-appeal judicial proceeding. The obligations of Landlord under this Lease do not constitute personal obligations of the subsidiaries, affiliates, partners, directors, officers, shareholders, trustees or beneficiaries of Landlord, and Tenant shall not seek recourse against the subsidiaries, affiliates, partners, directors, officers, shareholders, trustees or beneficiaries of Landlord, or any of their personal assets for satisfaction of any liability with respect to this Lease. In the event of any default by Landlord under this Lease, Tenant’s sole and exclusive remedy shall be against Landlord’s interest in the Property.

11.16  Notice of Landlord’s Default.   The failure by Landlord to observe or perform any of the express or implied covenants or provisions of this Lease to be observed or performed by Landlord shall not constitute a default by Landlord unless such failure shall continue for a period of more than thirty (30) days after written notice thereof from Tenant to Landlord specifying Landlord’s default; provided, however, that if the nature of Landlord’s default is such that more than thirty (30) days are reasonably required for its cure, then Landlord shall not be deemed to be in default if Landlord commences such cure within said thirty (30) day period and diligently prosecutes such cure to completion. Tenant shall, simultaneously with delivery to Landlord, provide written notice specifying the Landlord default to the holder of any first mortgage or deed of trust covering the Premises whose name and address have been furnished to Tenant in writing.

11.17  Lease not to be Registered.   Neither Tenant nor anyone on Tenant’s behalf or claiming under Tenant shall register this Lease, notice of this Lease, any assignment or sublease of the Lease or any document evidencing any interest of Tenant in this Lease or the Leased Premises.

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11.18   Security Deposit.   [Intentionally Deleted].

11.19   Counterpart Execution.   This Lease may be signed in counterparts which together shall constitute one and the same instrument. A fax or e-mail transmission of a signature page will be considered an original signature page. At the request of a party, a party will confirm a fax-transmitted or e-mailed signature page by delivering an original signature page to the requesting party.

11.20   Proceeds of Crime (Money Laundering) and Terrorist Financing Act.   Tenant and any Lease Guarantor shall provide such information as may be reasonably requested by Landlord or its agents from time to time in connection with Landlord’s compliance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and Landlord’s guidelines, policies and procedures in connection therewith. Without limiting the foregoing, prior to Tenant being permitted to go into possession or occupancy of the Premises, it shall provide to the Landlord all identity-related information that Landlord may reasonably request of Tenant, and provide such verifications of identity of Tenant as Landlord may reasonably require.

[SIGNATURES CONTAINED ON NEXT PAGE]

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IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease, which includes the cover sheet, the foregoing Standard Provisions, Additional Provisions, if any, and Exhibits attached to this Lease, with the intent that each of the parties shall be legally bound thereby and that this Lease shall become effective as of the Date of Lease.

TENANT: [TBD]

By:

Name:
Title:
Date:

LANDLORD:
SUN LIFE INFORMATION SERVICES CANADA, INC, a Canadian corporation

By:

Name:
Title:
Date:

By:

Name:
Title:
Date:

22

PART III EXHIBITS

23

EXHIBIT A

RULES AND REGULATIONS

1.        The driveways, parking areas, plazas, sidewalks, entrances, passages, courts, vestibules, stairwells, corridors or halls shall not be obstructed or encumbered by any tenant or used for any purpose other than ingress and egress to and from the premises.

2.        No awnings, canopies, or other projections shall be attached to the outside walls of the building. No drapes, curtains, blinds, shades, or screens shall be attached to or hung in, or used in connection with, any window or door or the premises without the prior written consent of Landlord.

3.        Tenants are prohibited from displaying any sign, picture, advertisement or notice on the inside or outside of the building, or the premises, except the usual name signs on the doors leading to the premises, which shall conform to the requirements of the management of the building, and excepting also the name strips on the directory board of the building. The directory board of the building will be maintained by Landlord. In the event of the violation of the foregoing by any tenant, Landlord may remove same without any liability, and may charge the expense incurred by such removal to the tenant.

4.        The sash doors, windows, and doors that reflect or admit light and air into the halls, passageways or other public places in the building shall not be covered or obstructed by any tenant, nor shall any bottles, parcels or other articles be placed on the windowsills or perimeter fan coil consoles.

5.        No showcases or other articles shall be put in front of or affixed to any part of the exterior of the building nor placed in the halls, corridors, or vestibules without the prior written consent of Landlord.

6.        The water and wash closets and other plumbing fixtures shall not be used for any purposes other than those for which they were constructed, and no sweepings, rubbish, rags or other substances shall be thrown therein. All damages resulting from any misuse of the fixtures shall be borne by the tenant who, or whose servants, employees, agents, visitors or licensees, shall have caused the same.

7.        No tenant shall mark, paint, drill into, or in any way deface any part of the premises or the building of which they form a part. No boring, cutting or stringing of wires shall be permitted, except with the prior written consent of Landlord, and as Landlord may direct. No tenant shall lay any type of floor covering without first obtaining Landlord’s written permission.

8.        No bicycles, vehicles or animals of any kind shall be brought into or kept in or about the premises, and no cooking shall be done or permitted by any tenant on the premises. No tenant shall cause or permit any unusual or objectionable odors to be produced upon or permeate from the premises.

9.        No tenant shall make or permit to be made, any unseemly or disturbing noises or disturb or interfere with occupants of this building, or premises, or neighboring buildings.

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10.         No tenant, and no servants, employees, agents, visitors or licensees of any tenant, shall at any time bring or keep upon the premises any inflammable, combustible or explosive fluid, chemical or substance.

11.         Tenants are prohibited from installing additional locks upon any of the doors or having duplicate keys made for any of the doors leading to the premises. (All necessary keys will be furnished to the tenants by Landlord). Each tenant must, upon the termination of tenancy, return all keys to Landlord.

12.         Landlord shall have the right to prohibit any advertising by any tenant which, in Landlord’s opinion, tends to impair the reputation of the building or their desirability for offices, and upon written notice from Landlord, the tenants shall refrain from or discontinue such advertising.

13.         The premises shall not be used for lodging or sleeping.

14.         The requirements of tenants will be attended to only upon application at the office of the building. Building employees shall not perform any work or do anything outside of their regular duties, unless under special instructions from the office of the building.

15.         Canvassing, soliciting and peddling in the building are prohibited and each tenant shall cooperate to prevent the same.

16.         Landlord and its agents may retain a pass key to the premises and shall have the right to enter the premises at any and all times for the purpose of servicing and examining the same.

17.         Landlord reserves the right to make such other and further Rules and Regulations as in its judgment may from time to time be needful and proper, and upon delivery of the same to the tenants they shall become binding upon the parties hereto.

25

EXHIBIT B

TENANT IMPROVEMENTS TO BE PROVIDED BY LANDLORD

NONE

LANDLORD WORK

•	The work necessary to separate the Premises from the rest of the Property.

•	The work necessary to install security access card readers at entry points to the Premises.

•

The work necessary to ensure that the Premises and the portions of the Property adjacent to the Premises comply with zoning and fire safety rules and regulations concerning access, egress and emergency exits.

•	Providing a common area access door to the central training/conference room.

26

EXHIBIT C

LOCATION OF PREMISES

[Attached]

27

SUN LIFE FINANCIAL
LETHBRIDGE AB– FIRST FLOOR

Proposed SPACE

11-2012

1–B

28

EXHIBIT D

BUILDING LOCATION PLAN

[Not Applicable for Lethbridge]

29

EXHIBIT E

FORM OF LEASE GUARANTY

LEASE GUARANTY

FOR VALUE RECEIVED, and in consideration for, and as an inducement to SUN LIFE INFORMATION SERVICES CANADA, INC., as Landlord, whose business and mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 to enter into that certain Lease Dated                     , (hereafter called the “Lease”) with                     as Tenant, whose business and mailing address is             and as a material element of the consideration therefore, the undersigned                     , a                     (hereafter called the “Lease Guarantor”) hereby covenants and agrees as follows:

1.        Lease Guarantor does hereby guarantee the full, faithful and timely payment and performance and observance by Tenant of all the payments, covenants, conditions, agreements and other obligations of Tenant under or pursuant to the Lease. If Tenant shall default at any time in the payment of any rent or any other sums, costs or charges whatsoever, or in the performance of any of the other covenants and obligations of Tenant, under or pursuant to the Lease, then Lease Guarantor, at its expense, shall not more than ten(10) days following written demand from Landlord fully and promptly, and well and truly, pay all rent, sums, costs and charges to be paid by Tenant, and perform all the other covenants and obligations to be performed by Tenant, under or pursuant to the Lease, and in addition shall on Landlord’s demand pay to Landlord any and all sums due to Landlord, including (without limitation) costs advanced by Landlord and all expenses (including reasonable attorneys’ fees and litigation costs), that may arise in consequence of Tenant’s default. Lease Guarantor hereby waives all requirements of notice of the acceptance of this Guaranty and all requirements of notice of breach or nonperformance by Tenant except that Lease Guarantor shall be entitled to the same notice of default by Tenant. Lease Guarantor shall have the right within such cure period to cure any default on behalf of Tenant which Tenant had the right to cure.

2.        The obligations of Lease Guarantor are independent of the obligations of Tenant or any other Lease guarantor. Lease Guarantor agrees that its liability under this Guaranty shall be primary and that the heading of this instrument and the use of the word “guaranty” shall not be interpreted to limit the aforesaid primary obligations of Lease Guarantor, and that in any right of action which shall accrue to Landlord under the Lease, Landlord may, at its option, proceed against Lease Guarantor, any other Lease Guarantor, and Tenant, jointly or severally, and may proceed against Lease Guarantor without having commenced any action against or having obtained any judgment against Tenant or any other Lease Guarantor. A separate action or actions may, at Landlord’s option, be brought and prosecuted against Lease Guarantor, whether or not any action is first or subsequently brought against Tenant, or whether or not Tenant is joined in any such action, and Lease Guarantor may be joined in any action or proceeding commenced by Landlord against Tenant arising out of, in connection with or based upon the Lease. Lease Guarantor waives any right to require Landlord to proceed against Tenant or pursue any other remedy in Landlord’s power, any right to complain of delay in the enforcement of Landlord’s rights under the Lease, and any demand by Landlord and/or prior action by Landlord of any nature whatsoever against Tenant, or otherwise. If more than one Lease Guarantor executes this Guaranty, the release of one of such Lease Guarantors shall not release any other of such Lease Guarantors.

30

3.        This Guaranty shall remain and continue in full force and effect and shall not be discharged in whole or in part notwithstanding any alteration, renewal, extension, modification, amendment or assignment of, or subletting under, the Lease or any other transfer of the Lease or any interest therein. Lease Guarantor hereby waives notices of any of the foregoing, and agrees that the liability of Lease Guarantor shall be based upon the obligations of Tenant set forth in the Lease as the same may be altered, renewed, extended, modified, amended or assigned. Accordingly, wherever reference is made to the liability of Tenant named in the Lease, such reference shall be deemed likewise to refer to Lease Guarantor.

4.        Lease Guarantor’s obligations hereunder shall remain fully binding although Landlord may have waived one or more defaults by Tenant, extended the time of performance by Tenant, released or returned any collateral given as security for Tenant’s obligations (including other guaranties) and/or released Tenant from the performance of its obligations under the Lease. Furthermore, it is agreed that the failure of Landlord to insist in any one or more instances upon a strict performance or observance of any of the terms, provisions or covenants of the Lease or to exercise any right therein contained shall not be construed or deemed to be a waiver or relinquishment for the future of such term, provision, covenant or right. Receipt by Landlord of rent with knowledge of the breach of any provision of the Lease shall not be deemed a waiver of such breach.

5.        The liability of Lease Guarantor hereunder shall in no way be affected by (a) the release or discharge of Tenant in any creditors’, receivership, bankruptcy or other proceedings, (b) the impairment, limitation or modification of the liability of Tenant or the estate of Tenant in bankruptcy, or any remedy for the enforcement of Tenant’s liability under the Lease, resulting from the operation of any present or future provision of the Bankruptcy Code or other statutes or from the decisions in any court, (c) the rejection or disaffirmance of the Lease in any such proceedings, (d) the assignment or transfer of the Lease by Tenant, (e) any disability or other defense of Tenant, or (f) the cessation from any cause whatsoever of liability of Tenant.

6.        Until all of the covenants and conditions of the Lease on Tenant’s part to be kept, performed, observed, or discharged are fully performed, observed or discharged, Lease Guarantor (a) shall have no right of subrogation against Tenant by reason of any payments or acts or performance by Lease Guarantor, in compliance with the obligations of Lease Guarantor hereunder, (b) waives any right to enforce any remedy which Lease Guarantor now or hereafter shall have against Tenant by reason of any one or more payments or acts of performance in compliance with the obligations of Lease Guarantor hereunder, and (c) subordinates any liability or indebtedness of Tenant now or hereafter held by Lease Guarantor to the obligations of Tenant to Landlord under the Lease. Without limiting the generality of the foregoing, Lease Guarantor irrevocably waives any and all rights Lease Guarantor may have at any time (whether arising directly or indirectly, by operation of law or by contract) to assert any claim against Tenant on account of payments made under this Guaranty, including, without limitation, any and all rights of or claim for subrogation, contribution, reimbursement, exoneration and indemnity, and further waives any benefit of and any right to participate in any security deposit or other collateral which may be held by Landlord; and, Lease Guarantor will not claim any set-off or counterclaim against Tenant in respect of any liability it may have to Tenant.

7.        Lease Guarantor represents to Landlord as an inducement for Landlord to make the Lease, that the execution and delivery of this Guaranty is duly authorized by the governing body of Lease Guarantor, that the execution and delivery of this Guaranty is not in contravention of its organizational or operating documents or applicable state laws and that Lease Guarantor will receive good and valuable consideration by reason of Landlord having executed and

31

delivered the Lease and acknowledges that Landlord would not have entered into the Lease in the absence of this Guaranty.

8.        Any notice required or permitted hereunder shall be in writing. Notices shall be addressed to Landlord to Landlord’s Representative at the address set forth and to Lease Guarantor at Lease Guarantor’s Address set forth below. Any communication so addressed shall be deemed duty given when delivered by hand, one day after being sent by Federal Express (or other guaranteed one day delivery service) or three days after being sent by registered or certified mail, return receipt requested. Either party may change its address by giving notice to the other.

Guarantor’s Address:

With a copy to:

9.        This Guaranty shall apply to the Lease, any extension or renewal thereof and to any holdover term following the term demised or any extension or renewal thereof.

10.        This Guaranty may not be changed, modified, discharged, or terminated orally or in any manner other than by an agreement in writing signed by Lease Guarantor and Landlord.

11.        This Guaranty shall be applicable to and binding upon the heirs, executors, administrators, representatives, successors and assigns of Landlord, Tenant and Lease Guarantor. Landlord may, without notice, assign this Guaranty in whole or in part.

12.        Guarantor shall pay all costs of collection, including reasonable attorneys’ fees, incurred by Landlord in connection with any default by Tenant under the Lease or Guarantor under this Guaranty. If Landlord institutes any action to enforce the provisions of this Guaranty or to seek a declaration of rights hereunder, Landlord shall be entitled to recover its reasonable attorneys’ fees and court costs as part of any award. Landlord and Guarantor hereby waive trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other, on or in respect to any matter whatsoever arising out of or in any way connected with this Lease, the relationship of Landlord and Guarantor hereunder, Tenant’s use or occupancy of the Premises, and/or claim of injury or damage at the Premises.

13.        If any provision of this Guaranty, or the application thereof in any circumstances, shall to any extent be invalid or unenforceable, the remainder of this Guaranty shall not be

32

affected thereby, and each provision hereof shall be valid and enforceable to the fullest extent permitted by law.

14.         The execution of this Guaranty prior to execution of this Lease shall not invalidate this Guaranty or lessen the obligations of Lease Guarantor hereunder.

15.         This Guaranty shall be subject to the laws of the Commonwealth of Massachusetts.

16.         This Guaranty may be signed in counterparts which together shall constitute one and the same instrument. A fax or e-mail transmission of a signature page will be considered an original signature page. At the request of a party, a party will confirm a fax-transmitted or e-mailed signature page by delivering an original signature page to the requesting party.

IN WITNESS WHEREOF, Guarantor has executed this Guaranty this          day of                     , 2013.

a

By:

Name:
Title:

33

Redacted

EXHIBIT F

FORM OF

REAL PROPERTY LEASE AGREEMENT

(WELLESLEY)

OFFICE LEASE

SUN LIFE EXECUTIVE PARK

WELLESLEY HILLS, MASSACHUSETTS 02481

Landlord:	SUN LIFE FINANCIAL (U.S.) SERVICES COMPANY, INC., a Delaware corporation

Tenant:	SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), a Delaware corporation

Date:	, 2013[1]

This Lease consists of three parts:

Part I	Cover Sheet
Part II	Standard Lease Provisions
Part III	Exhibits

EXHIBIT A - Rules and Regulations

EXHIBIT B - Tenant Improvements to be provided by Landlord/Landlord Work

EXHIBIT C – Location of Premises

EXHIBIT D – Building Location Plan

EXHIBIT E – Form of Lease Guaranty (Not Applicable)

1 Note to Draft: Date of Lease will be the Closing Date

PART I

COVER SHEET

The terms listed below shall have the following meanings throughout this Lease:

DATE OF LEASE:	, 2013[2]

LANDLORD:	Sun Life Financial (U.S.) Services Company, Inc., a Delaware corporation, Federal I.D. # 26-3730703

Landlord’s Address is:

One Sun Life Executive Park, SC 3058

Wellesley Hills, Massachusetts 02481

Attention: XXXXX (redacted name), Facilities Director

Telephone: XXXXX (redacted telephone number)

Email: XXXXX (redacted email)

TENANT:	Sun Life Assurance Company of Canada, a Delaware corporation, Federal I.D. # 04-2461439

Tenant’s Address is:

Attention: Telephone: Email:

LEASE GUARANTOR:	[Not Applicable]

PROPERTY MANAGER:	[Insert Property Manager Information]

Attention:

Telephone:

Email:

2 Note to Draft: Date of Lease will be the Closing Date

Redacted

PREMISES:

The area consisting of (i) approximately [62,779] rentable square feet of the First Floor and Second Floor of Building 1 (as more particularly shown on Exhibit C), furnished and equipped for office use, and (ii) Tenant’s Percentage of shared common areas in Buildings 1 and 3 of approximately             square feet.

[DRAFTER NOTE: leased space to be measured by Landlord’s architect, using BOMA Standard Methods of Measuring Floor Area in Office Buildings (ANSI/BOMA Z65.1 – 1996)]

BUILDINGS:	The buildings known as Buildings 1, 2, 3 and 4 with a street address of 96, 100 and 112 Worcester Road, Wellesley Hills, MA 02481, also known as Sun Life Executive Park, consisting of a total of approximately 378,850 square feet of space

PROPERTY:	The Buildings, parking garage, and other improvements and land constituting Sun Life Executive Park, owned by Sun Life Assurance Company of Canada, an affiliate of Landlord (the “Owner”), and leased by Landlord pursuant to the Office Lease dated January 22, 2001, as amended to date and as it may be amended hereafter from time to time (the “Senior Lease”).

TENANT’S PERCENTAGE:	[ ]% ([ ] rentable square feet in the Premises divided by 378,850 rentable square feet in the Buildings)

PERMITTED USES:	General Office uses, consistent with a Class A Office Park

TENANT IMPROVEMENTS/ LANDLORD WORK:	See Exhibit B

SCHEDULED COMMENCEMENT DATE:	, 2013[3]

TERM END:	, 2015 (2 years from the Scheduled Commencement Date)[4]

BASE RENT:	Tenant shall pay Base Rent for the Premises in accordance with the following schedule:

	Period	Rent Per Month	Annual Rent	Annual Rent p.r.s.f.
	XXXXX (redacted period)			$ XXX (redacted amount)
	XXXXX (redacted period)			$ XXX (redacted amount)

[3]	Note to Draft: Scheduled Commencement Date will be the Closing Date
[4]	Note to Draft: Term End Date to be the last day of the applicable month

Redacted

OPERATING EXPENSES:	2013 budgeted Operating Expenses are $ XXX (redacted amount) per square foot.

ESTIMATE OF TENANT’S SHARE OF OPERATING EXPENSES 2013:	Section 3.2 c. Annualized = $XXX (redacted amount) per square foot X [ ] square feet of Premises. Paid in monthly amounts of $ for 2103

SECURITY DEPOSIT:	[Not Applicable]

PUBLIC LIABILITY INSURANCE AMOUNT:	$5,000,000 combined single limit

BROKER(S):	[Not Applicable]

RENEWAL OPTIONS:	[Not Applicable]

Redacted

TABLE OF CONTENTS OF STANDARD LEASE PROVISIONS

ARTICLE I PREMISES		1

1.1	Premises	1
1.2	Common Areas	2

ARTICLE II TERM		2

2.1	Commencement	2

ARTICLE III RENT		2

3.1	Base Rent	2
3.2	Additional Rent for Operating Expenses, Taxes, and Capital Costs	3

ARTICLE IV DELIVERY OF PREMISES AND TENANT
IMPROVEMENTS/LANDLORD’S WORK		5

4.1	Condition of Premises	5
4.2	Delivery and Acceptance of Possession	5
4.3	Furniture and Equipment	5
4.4	Use of Cafeteria and Wellness Center	6

ARTICLE V ALTERATIONS AND TENANT’S PERSONAL PROPERTY		6

5.1	Alterations	6
5.2	Tenant’s Personal Property	7
5.3	Telecommunications	7

ARTICLE VI LANDLORD’S COVENANTS		8

6.1	Services Provided by Landlord	8
6.2	Repairs and Maintenance	9
6.3	Quiet Enjoyment	9
6.4	Insurance	9
6.5	Property Manager	10

ARTICLE VII TENANT’S COVENANTS		10

7.1	Repairs, Maintenance and Surrender	10
7.2	Use	10
7.3	Assignment; Sublease	11
7.4	Indemnity	12
7.5	Tenant’s Insurance	12
7.6	Payment of Taxes	12
7.7	Environmental Assurances	13

v

Redacted

7.8	Americans With Disabilities Act	14

ARTICLE VIII DEFAULT		14

8.1	Default	14
8.2	Remedies of Landlord and Calculation of Damages	15

ARTICLE IX CASUALTY AND EMINENT DOMAIN		16

9.1	Casualty	16
9.2	Eminent Domain	18

ARTICLE X RIGHTS OF PARTIES HOLDING SENIOR INTERESTS		18

10.1	Subordination	18
10.2	Mortgagee’s Consent	18
10.3	Senior Lease. Landlord agrees to keep the Senior Lease in full force and effect during the term	19

ARTICLE XI GENERAL		19

11.1	Authorization to Execute Lease	19
11.2	Notices	19
11.3	No Waiver or Oral Modification	19
11.4	Severability	19
11.5	Requests by Tenant	19
11.6	Estoppel Certificate and Financial Statements	19
11.7	Waiver of Liability	20
11.8	Execution, Prior Agreements and No Representations	20
11.9	Brokers	20
11.10	Successors and Assigns	20
11.11	Applicable Law and Lease Interpretation	20
11.12	Costs of Collection, Enforcement and Disputes	21
11.13	Holdover	21
11.14	Force Majeure	21
11.15	Limitation on Liability	21
11.16	Notice of Landlord’s Default	21
11.17	Lease not to be Recorded	22
11.18	Security Deposit. [Intentionally Deleted]	22
11.19	Counterpart Execution	22
11.20	Patriot Act Representations and Warranties	22

Redacted

PART II STANDARD LEASE PROVISIONS

ARTICLE I    PREMISES

1.1        Premises.

(a)        Demise of Premises.  This Lease (this “Lease”) is made and entered into by and between Landlord and Tenant and shall become effective as of the Date of Lease. In consideration of the mutual covenants made herein, Landlord hereby leases to Tenant, and Tenant hereby leases from Landlord, the Premises, on all of the terms and conditions set forth in this Lease.

(b)        Tenant Access to Premises.  Tenant shall have access to the Premises at all times, subject to Landlord’s security procedures.

(c)        Landlord Access to Premises.  Landlord shall have reasonable access to the Premises, at any time during the Term, to inspect Tenant’s performance hereunder and to perform any acts required of or permitted to Landlord herein, including, without limitation, (i) the right to make any repairs or replacements Landlord reasonably deems necessary, (ii) the right to show the Premises to prospective purchasers and mortgagees, (iii) during the last nine (9) months of the Term, the right to show the Premises to prospective tenants, and (iv) to access any space containing wiring for telecommunications, computer or security systems used by Landlord or other tenants of the Property, provided that no access will interfere with Tenant’s business at the Premises. Landlord shall at all times have a key to or electronic access card for the Premises, and Tenant shall not change any existing lock(s), nor install any additional lock(s), or change the electronic access control system, without Landlord’s prior consent. Except in the case of any emergency or as otherwise provided herein, any entry into the Premises by Landlord shall be on reasonable advance notice.

(d)        Tenant Use of Terrace Level Corridors.  Tenant shall have the right to use at all times, in common with Landlord, the corridor in the Terrace Level of Building 1 providing ingress and egress, and access to the Data Center located on the Terrace Level of Building 1 (“Data Center”) and the corridors in the Terrace Level and First Floor of Building 3 providing access to the lobby, the lobby security desk, the loading dock, cafeteria and wellness center, subject to security procedures mutually agreed upon by Landlord and Tenant. Landlord shall not change the electronic access control system, or the security procedures for accessing the corridors without prior notice to Tenant.

(e)        Tenant Use of the Data Center.  Tenant shall have the right to use at all times the portion of the Data Center designated by Landlord for Tenant’s use, subject to Landlord’s security procedures and subject to the requirements established from time to time by Landlord for access and use of the Data Center. The area(s) to be designated for Tenant’s use may be up to an approximately 10 foot by 10 foot area and shall be caged off from the rest of the Data Center for Tenant access only. Because the Data Center is a shared space where both Landlord and Tenant will be operating critical systems, Landlord and Tenant agree to coordinate with each other regarding the deployment of equipment in the Data Center, in order to maintain adequate power and heating, ventilation and cooling (HVAC) for both parties and to meet regulatory requirements applicable to either party. Other terms and conditions of the use of the Data Center shall be as set forth in the Transition Services Agreement between Owner and Tenant dated on or about the date hereof (the “Transition Services Agreement”), including payment for the use of the Data Center.

1

Redacted

1.2        Common Areas. Tenant shall have the right to use, in common with other tenants, the Building’s common lobbies, corridors, stairways, and elevators necessary for access to the Premises, and the common walkways and driveways necessary for access to the Building, the common toilets, corridors and elevator lobbies of any multi-tenant floor, the Building 3 garage and surface parking areas for the Property (excluding the Building 4 garage) (“Common Areas”), and (with prior authorization of Landlord and subject to the requirements established from time to time by Landlord) the loading dock located in Building 3 on the Property. Tenant’s use of the designated Building parking areas shall be based on 4.5 spaces per 1,000 square feet of the Premises and shall be on an unreserved, non-exclusive basis for use by Tenant’s employees and visitors, subject to the requirements established from time to time by Landlord, including the right of Landlord to designate or change the parking area(s) to be used by Tenant. Tenant may request up to twenty (20) covered parking spaces in the Building 3 garage to be designated as reserved parking for specific Tenant employees. Landlord shall not be liable to Tenant, and this Lease shall not be affected, if any parking rights of Tenant hereunder are impaired by any law, ordinance or other governmental regulation imposed after the Date of Lease. If Landlord grants to any other tenant the exclusive right to use any particular parking spaces, neither Tenant nor its visitors shall use such spaces.

Use of the Common Areas shall be only upon the reasonable terms set forth at any time by Landlord, including designating certain parking spaces for each Building or for special purposes, such as car pooling. Landlord may at any time and in any manner make any changes, additions, improvements, repairs or replacements to the Common Areas that it considers desirable, provided that Landlord shall use reasonable efforts to minimize interference with Tenant’s normal activities.

ARTICLE II    TERM

2.1        Commencement. The Term shall begin on the Scheduled Commencement Date and shall continue for the length of the Term, unless sooner terminated as provided in this Lease.

ARTICLE III    RENT

3.1        Base Rent.

(a)        Payment of Base Rent. Tenant shall pay the Base Rent each month in advance on the first day of each calendar month during the Term. If the Scheduled Commencement Date is other than the first day of the month, Tenant shall pay a proportionate part of such monthly installment on the Scheduled Commencement Date. An adjustment in the Base Rent for the last month of the Term shall be made if the Term does not end on the last day of the month. All payments shall be made to Landlord or to such other party or to such other place as Landlord may designate in writing, without prior demand and without abatement, deduction or offset. All charges to be paid by Tenant hereunder (including Data Center payments), other than Base Rent, shall be considered “additional rent” for the purposes of this Lease, and the words “rent” or “Rent” as used in this Lease shall mean both Base Rent and additional rent unless the context specifically or clearly indicates that only Base Rent is referenced.

(b)        Late Payments. Tenant acknowledges that the late payment by Tenant to Landlord of any rent or other sums due under this Lease may cause Landlord to incur costs not contemplated by this Lease, the exact amount of such costs being extremely difficult and

2

Redacted

impracticable to ascertain. Therefore, if any rent or other sum due from Tenant is not received when due, Tenant shall pay to Landlord no later than ten (10) calendar days after the rental due date an additional sum equal to 5% of such overdue payment. In addition to such late charge, all such delinquent rent or other sums due to Landlord, including the late charge, shall bear interest beginning on the date such payment was due at a rate of Prime Rate plus 5%. The Prime Rate shall be the prime rate published in the Wall Street Journal on the date such payment was due (or the next business day, if such date is not a business day). The notice and cure period provided in Paragraph 8.1(a) does not apply to the foregoing late charges and interest. If payments of any kind are returned for insufficient funds Tenant shall pay to Landlord an additional handling charge of $50.00.

3.2         Additional Rent for Operating Expenses, Taxes, and Capital Costs.

(a)        Additional Rent. For each Calendar Year (or portion thereof included in any Lease Year), Tenant shall pay to Landlord as additional rent the sum of (1) the Operating Expenses, (2) the Taxes and (3) the Capital Costs for such Calendar Year (or applicable portion thereof), times Tenant’s Percentage (“Tenant’s Share of Expenses”).

(b)        Definitions. As used herein, the following terms shall have the following meanings:

(i)	Capital Costs. The annual cost of any capital improvements to the Property made by Landlord amortized over the useful life for such improvement as Landlord shall reasonably determine, together with a fixed annual interest rate equal to the Prime Rate plus 2% on the unamortized balance. The Prime Rate shall be the prime rate published in the Wall Street Journal on the date the capital improvement is completed.

(ii)	Calendar Year. Each 12 month period, commencing on January 1 and ending on December 31.

(iii)	Lease Year. Each successive 12 month period following the Scheduled Commencement Date.

(iv)

Operating Expenses. The total cost of operation of the Property (to the extent not solely a payment obligation of any single tenant at the Property), including, without limitation, (1) premiums and deductibles for insurance carried with respect to the Property; (2) all costs of supplies, materials, equipment, and utilities used in or related to the operation, maintenance, and repair of the Property or any part thereof (including utilities, unless the cost of any utilities is to be paid for separately by Tenant pursuant to Paragraph 6.1(b)); (3) all labor costs in connection with the Property, including without limitation, salaries, wages, payroll and other taxes, unemployment insurance costs, and employee benefits; (4) all common area maintenance costs related to public areas, including sidewalks, walkways and landscaping in any portion of the Property, entrances, hallways, lobbies, elevators, restrooms, drives, parking areas, and plazas and other areas within or appurtenant to the Property that are owned or controlled

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by Landlord and not set aside for leasing to tenants or reserved for Landlord’s exclusive use; (5) all maintenance, management, janitorial, inspection, water treatment, legal, security, accounting, and service agreement costs related to the operation, maintenance, and repair of the Property or any part thereof, including, without limitation, service contracts with independent contractors and scheduled servicing of equipment within the Premises; (6) costs of operating the cafeteria and wellness center at the Property, including salaries of wellness center employees and insurance; and (7) Capital Costs. Any of the above services may be performed by Landlord or its affiliates, provided that fees for the performance of such services shall be reasonable and competitive with fees charged by unaffiliated entities for the performance of such services in comparable buildings in the area. Operating Expenses shall not include Taxes; leasing commissions; repair costs paid by insurance proceeds or by any tenant or third party; any depreciation of the Building; any debt service or costs related to sale or financing of the Property; tenant improvements provided for any tenant; or any special services rendered to tenants (including Tenant) for which a separate charge is made.

(v)	Taxes. Any form of real property tax, assessment, rental tax, license tax, business license tax, levy, charge, tax or similar imposition imposed by any authority having the power to tax, including any city, county, state or federal government, or any school, agricultural, lighting, library, drainage, or other improvement or special assessment district, as against the Property or any part thereof or any legal or equitable interest of Landlord therein, or against Landlord by virtue of its interest therein, and any reasonable costs incurred by Landlord in any proceedings for abatement thereof, including, without limitation, attorneys’ and consultants’ fees, and regardless of whether any abatement is obtained. Landlord’s income and franchise taxes are excluded from Taxes.

(c)         Estimate of Tenant’s Share of Expenses. Before each Calendar Year, and from time to time as Landlord deems appropriate, Landlord shall give Tenant estimates for the coming Calendar Year of Operating Expenses, Taxes, Capital Costs, and Tenant’s Share of Expenses. Landlord shall make reasonable efforts to provide estimates fifteen (15) days before the beginning of each Calendar Year. Tenant shall pay one twelfth (1/12) of the estimated amount of Tenant’s Share of Expenses with each monthly payment of Base Rent during the Calendar Year. Each Calendar Year, Landlord shall give Tenant a statement (the “Share of Expenses Statement”) showing the Operating Expenses, Taxes, and Capital Costs for the prior Calendar Year, a calculation of Tenant’s Share of Expenses due for the prior Calendar Year and a summary of amounts already paid by Tenant for the prior Calendar Year. Landlord shall make reasonable efforts to provide the Share of Expenses Statement within one hundred twenty (120) days after the end of the prior Calendar Year. Any underpayment by Tenant shall be paid to Landlord within thirty (30) days after delivery of the Share of Expenses Statement; any overpayment shall be credited against the next installment of Base Rent due, provided that any overpayment shall be paid to Tenant within thirty (30) days if the Term has ended. No delay by

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Landlord in providing any Share of Expenses Statement shall be deemed a waiver of Tenant’s obligation to pay Tenant’s Share of Expenses. Notwithstanding anything contained in this paragraph, the total rent payable by Tenant shall in no event be less than the Base Rent.

(d)        Vending Machines in Premises. Tenant shall be responsible for paying Landlord’s cost of maintaining and operating any vending machines located in the Premises. Landlord shall bill Tenant from time to time for the vending machines, at Landlord’s cost.

3.3        Net Lease. Tenant acknowledges and agrees that it is intended that this Lease shall be a triple net lease for Landlord and that Landlord shall not be responsible for any costs, charges, expenses or outlays of any nature whatsoever arising from or relating to the Premises during the Term, whether foreseen or unforeseen and whether or not within the contemplation of the parties at the commencement of the Term, except as shall be otherwise expressly provided in this Lease.

ARTICLE IV    DELIVERY OF PREMISES AND TENANT IMPROVEMENTS/LANDLORD’S WORK

4.1        Condition of Premises. Landlord shall deliver the Premises to Tenant in its “AS-IS” condition unless Landlord is required to construct Tenant Improvements/Landlord’s Work pursuant to and in accordance with the terms set forth in Exhibit B of this Lease (“Tenant Improvements/Landlord’s Work”). If Landlord is required to construct Tenant Improvements/Landlord’s Work, such Tenant Improvements/Landlord’s Work shall become and remain the property of Landlord. To the best of Landlord’s knowledge, neither Landlord nor Owner has received any written notifications that the Building is in violation of any applicable legal requirements, including the Americans with Disabilities Act of 1990 and the regulations promulgated thereunder.

4.2        Delivery and Acceptance of Possession. Tenant shall accept possession and enter in good faith occupancy of the entire Premises and commence the operation of its business upon the Scheduled Commencement Date. Tenant’s taking possession of any part of the Premises shall be deemed to be an acceptance and an acknowledgment by Tenant that (i) Tenant has had an opportunity to conduct, and has conducted, such inspections of the Premises as it deems necessary to evaluate its condition, (ii) except as otherwise specifically provided herein, Tenant accepts possession of the Premises in its then existing condition, “AS-IS”, including all patent and latent defects, (iii) Tenant Improvements/Landlord’s Work have been completed in accordance with the terms of this Lease, except for defects of which Tenant has given Landlord written notice prior to the time Tenant takes possession, and (iv) neither Landlord, nor any of Landlord’s agents, has made any oral or written representations or warranties with respect to such matters other than as set forth in this Lease.

4.3        Furniture and Equipment. Tenant shall be entitled to use all furniture, partitions and equipment present in the Premises on the Scheduled Commencement Date (the “Premises Personal Property”). Landlord shall deliver the Premises Personal Property to Tenant in its “AS-IS” condition. Tenant accepts the Premises Personal Property in its “AS-IS” condition. Tenant shall return all Premises Personal Property to Landlord at the end of the Term in the same condition as at the Scheduled Commencement Date, reasonable wear and tear and casualty excepted. Tenant may not remove any Premises Personal Property without Landlord consent. With the consent of Landlord, Tenant may dispose of any Premises Personal Property which has become obsolete or which ceases functioning or breaks in the normal course of usage. Tenant shall be responsible for providing any replacement furniture and equipment needed for its use of the Premises if any Premises Personal Property becomes obsolete,

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ceases functioning or breaks. Such replacement items shall belong to Tenant and shall be removed at the end of the Term.

4.4        Use of Cafeteria and Wellness Center.

(a)        Cafeteria.    Landlord operates an employee cafeteria on Floor 1 of Building 3, run by a third party food service vendor. Employees of Tenant shall be permitted to use the cafeteria on the same basis as employees of Landlord, subject to Landlord’s security procedures and subject to the requirements established from time to time for use of the cafeteria.

(b)        Wellness Center.    Landlord provides a fitness center (known as the Wellness Center) for its employees, located on the Terrace Level of Building 3. Employees of Tenant shall be eligible to use the Wellness Center on the same terms and conditions as employees of Landlord (participant charge is currently $12 per month); provided that Tenant shall have the discretion to determine the cost (if any) Tenant assesses its employees for such use. Use of the Wellness Center is subject to Landlord’s security procedures and subject to the reasonable requirements established from time to time for use of the Wellness Center and applied uniformly to all users.

ARTICLE V    ALTERATIONS AND TENANT’S PERSONAL PROPERTY

5.1        Alterations.

(a)        Landlord’s Consent. Tenant shall not make any alterations, additions, installations, substitutes or improvements (“Alterations”) in and to the Premises without first obtaining Landlord’s written consent. Landlord shall not unreasonably withhold or delay its consent; provided, however, that Landlord shall have no obligation to consent to Alterations of a structural nature or Alterations that would violate the certificate of occupancy for the Premises or any applicable law, code or ordinance or the terms of any superior lease or mortgage affecting the Property. No consent given by Landlord shall be deemed as a representation or warranty that such Alterations comply with laws, regulations and rules applicable to the Property (“Laws”). Tenant shall pay Landlord’s reasonable costs of reviewing or inspecting any proposed Alterations and any other costs that may be incurred by Landlord as a result of such Alterations.

(b)        Workmanship. All Alterations shall be done at reasonable times in a first-class workmanlike manner, by contractors reasonably approved by Landlord, and according to plans and specifications previously reasonably approved by Landlord. All work shall be done in compliance with all Laws, and with all regulations of the Board of Fire Underwriters or any similar insurance body or bodies. Tenant shall be solely responsible for the effect of any Alterations on the Building’s structure and systems, notwithstanding that Landlord has consented to the Alterations, and shall reimburse Landlord on demand for any costs incurred by Landlord by reason of any faulty work done by Tenant or its contractors. Upon completion of Alterations, Tenant shall provide Landlord with a complete set of “as-built” plans.

(c)        Mechanics and Other Liens. Tenant shall keep the Property and Tenant’s leasehold interest therein free of any liens or claims of liens, and shall discharge any such liens within thirty (30) days after receiving notice of their filing. Before commencement of any work, Tenant’s contractor shall provide payment, performance and lien indemnity bonds required by

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Landlord, and Tenant shall provide evidence of such insurance as Landlord may require, naming Landlord as an additional insured. Tenant shall indemnify Landlord and hold it harmless from and against any cost, claim, or liability arising from any work done by or at the direction of Tenant.

(d)        Removal of Alterations. All Alterations affixed to the Premises shall become part thereof and remain therein at the end of the Term. However, if Landlord gives Tenant notice, at least thirty (30) days before the end of the Term, to remove any Alterations, Tenant shall remove the Alterations, make any repair required by such removal, and restore the Premises to its original condition.

5.2        Tenant’s Personal Property.

(a)        In General. Tenant may provide and install, and shall maintain in good condition, all trade fixtures, personal property, equipment, furniture and moveable partitions required in the conduct of its business in the Premises. All of Tenant’s personal property, trade fixtures, equipment, furniture, movable partitions, and any Alterations not affixed to the Premises shall remain Tenant’s property (“Tenant’s Property”).

(b)        [Intentionally Omitted]

(c)        Payment of Taxes. Tenant shall pay before delinquency all taxes levied against Tenant’s Property and any Alterations installed by Tenant. If any such taxes are levied against Landlord or its property, or if the assessed value of the Premises is increased by the inclusion of a value placed on Tenant’s Property, Landlord may pay such taxes, and Tenant shall upon demand repay to Landlord the portion of such taxes resulting from such increase.

5.3        Telecommunications.

(a)        Landlord shall incur no expense or liability whatsoever with respect to any aspect of the provision of telecommunication services, including, without limitation, the cost of installation, service, materials, repairs, maintenance, interruption or loss of telecommunication service.

(b)        Tenant shall not utilize any telephone, data or other network and telecommunications services (collectively, “Telecom Services”) which require the installation of any wiring or other connections or transmission services between the Premises and any other part of the Property, without Landlord’s prior written consent, it being acknowledged and confirmed that it shall be reasonable for Landlord to withhold its consent where the provider of such Telecom Services is not currently providing such services to the Property (“New Telecom Service Provider”) and where there is inadequate space within the risers or conduits of the Property to accommodate such New Telecom Service Provider.

(c)         At Landlord’s option, as a condition to being permitted to provide such service to the Premises, any New Telecom Service Provider shall be required to enter into a licence agreement with Landlord on Landlord’s standard form, entitling such party to connect to or transmit to or from the Premises. Landlord, at its option, may require such New Telecom Service Provider to pay a licence fee to Landlord in an amount determined by Landlord, having regard to comparable fees being paid to landlords of comparable properties for comparable services in the vicinity of the Property. Any reasonable costs incurred by Landlord in documenting such agreement shall be paid for by the Tenant, as additional rent on demand.

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(d)        If any Telecom Services installed or used by any person in the Premises, or installed or used by Tenant in the Property are determined by Landlord to be interfering with any other Telecom Services in the Property, Tenant shall forthwith on notice take such steps as may be necessary to cease such interference, including, if necessary, discontinuing such Telecom Services of Tenant.

(e)        Notwithstanding the foregoing, if telecommunications services are being provided to Tenant under the Transition Services Agreement, the terms of the Transition Services Agreement will govern concerning telecommunications to the extent of any inconsistency between this section and the Transition Services Agreement.

ARTICLE VI    LANDLORD’S COVENANTS

6.1        Services Provided by Landlord.

(a)        Services. Landlord shall provide hot and cold running water, electricity, space heating and cooling, janitorial and security services to the Premises and such other services as are customarily provided by landlords of comparable buildings in the Wellesley, Massachusetts area. Landlord shall provide reasonable additional Building operation services upon reasonable advance request of Tenant at reasonable rates from time to time established by Landlord. Tenant shall request such services by calling the Sun Life Service Desk designated by Landlord and shall notify the Sun Life Service Desk of any building issues in the Premises. Landlord shall furnish space heating and cooling as normal seasonal changes may require to provide reasonably comfortable space temperature and ventilation for occupants of the Premises under normal business operation, daily from 8:00 a.m. to 6:00 p.m., Monday through Friday and 8:00 a.m. to 1:00 pm Saturdays, legal state holidays excepted. If Tenant shall require space heating or cooling outside the hours and days above specified, Landlord shall provide such service at Tenant’s expense in accordance with any advance notice requirements established from time to time by Landlord.

(b)        Separately Metered Utilities. If the Premises are separately metered as of the Scheduled Commencement Date or becomes separately metered thereafter, Tenant shall pay all charges for all separately metered and separately billed gas, electricity, telephone and other utility services used, rendered or supplied upon or in connection with the Premises and shall indemnify Landlord against liability or damage on such account.

The costs of any utilities which are not separately metered shall be included as an Operating Expense. If Landlord has reason to believe that Tenant is using a disproportionate share of any utility which is not separately metered, Landlord may, at Landlord’s election, and at Landlord’s expense, conduct an engineering audit to estimate Tenant’s actual use. If such audit determines that Tenant is using more than its proportionate share of any utility, Tenant shall reimburse Landlord for the cost of the audit and Tenant shall pay for any use above its proportionate share as additional rent.

(c)        Graphics and Signs. Tenant shall provide, at Tenant’s expense, identification of Tenant’s name and suite numerals at the main entrance door to the Premises. Landlord will provide a space on the existing podium sign in front of Building 3 for Tenant to place its name. All signs, notices, graphics and decorations of every kind or character which are visible in or from the Common Areas or the exterior of the Premises shall be subject to Landlord’s prior written approval, which Landlord shall have the right to withhold in its absolute and sole

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discretion. Tenant shall obtain, at Tenant’s expense, any and all municipal approvals for Tenant signage and provide a copy of such approvals to Landlord.

(d)        Shredding Services. Unless otherwise agreed to by Landlord, Tenant shall use the shredding company used by Landlord, at Tenant’s expense. Tenant shall engage such shredding services for its own account and shall pay all charges for such services and shall indemnify Landlord against liability or damage on such account.

(e)        Security Access for Tenant Employees. Landlord shall maintain the electronic access control system at the Premises and shall provide security access cards for Tenant employees and visitor identification badges for Tenant visitors. Tenant shall designate a tenant representative(s) authorized to request security access cards for Tenant employees. Such designated tenant representative(s) shall submit the names of employees needing access to the Premises in writing to Landlord, together with such other employee information Landlord shall reasonably require. Landlord shall provide security access cards in a timely fashion. The designated tenant representative shall also submit in writing to Landlord the names of employees whose employment with Tenant are ending, within 24 hours of termination (and within 8 hours if such employee has access to the Data Center), so that such employees’ security authorizations may be terminated. Tenant employees and Tenant visitors shall be subject to the security requirements established from time to time by Landlord. Landlord reserves the right to refuse a security access card or a visitor identification badge to any person, or to terminate any card or badge previously issued to any person, whom Landlord considers a security risk to the Property, the businesses conducted therein or the persons employed therein. Any additional security card readers required by Tenant shall be at Tenant’s expense. Landlord reserves the right to charge an industry standard administrative fee for lost or damage security access card.

(f)        Right to Cease Providing Services. In case of Force Majeure (defined in Section 11.14 hereof) or in connection with any repairs, alterations or additions to the Property or the Premises, or any other acts required of or permitted to Landlord herein, Landlord may reduce or suspend service of the Building’s utilities, facilities or supplies, provided that Landlord shall use reasonable diligence to restore such services, facilities or supplies as soon as possible. No such reduction or suspension shall constitute an actual or constructive eviction or disturbance of Tenant’s use or possession of the Premises.

6.2        Repairs and Maintenance. Landlord shall repair and maintain in good condition (i) the Common Areas, (ii) the structural portions of the Building, (iii) the exterior walls of the Building (including exterior windows and glazing), (iv) the roof, and (v) the plumbing, electrical, mechanical and heating, ventilating and air-conditioning systems serving the Premises, in the manner and to the extent customarily provided by landlords in similar buildings in the area. Tenant shall pay for such repairs as set forth in Paragraph 3.2. If any maintenance, repair or replacement is required because of any act, omission or neglect of duty by Tenant or its agents, employees, invitees or contractors, the cost thereof shall be paid by Tenant to Landlord as additional rent within thirty (30) days after billing.

6.3        Quiet Enjoyment. Upon Tenant’s paying the Rent and performing its other obligations, Landlord shall permit Tenant to peacefully and quietly hold and enjoy the Premises, subject to the provisions of this Lease.

6.4        Insurance. Landlord shall insure the Property, including the Building and Tenant Improvements and approved Alterations, if any, against damage by fire and standard extended coverage perils, and shall carry public liability insurance, all in such reasonable amounts as

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would be carried by a prudent owner of a similar building in the area. Landlord may carry any other forms of insurance as it or its mortgagee may deem advisable. Insurance obtained by Landlord shall not be in lieu of any insurance required to be maintained by Tenant. Landlord shall not carry any insurance on Tenant’s Property, and shall not be obligated to repair or replace any of Tenant’s Property.

6.5    Property Manager. Landlord, at its sole discretion, may engage a property manager (“Property Manager”) to manage the Property. Property Manager shall act as Landlord’s representative for carrying out the terms and conditions of this Lease and shall enjoy the same access and rights as designated for Landlord under this Lease.

ARTICLE VII    TENANT’S COVENANTS

7.1    Repairs, Maintenance and Surrender.

(a)        Repairs and Maintenance. Subject to Landlord’s maintenance and repair obligations set forth in Section 6.2, Tenant shall keep the Premises in substantially the same condition as delivered to Tenant on the Scheduled Commencement Date, and shall promptly repair any damage to the Premises excluding glass in exterior walls. Tenant shall also repair any damage to the rest of the Property, including glass in exterior walls, if such damage is attributable to Tenant’s negligence or misuse caused by Tenant or its agents, employees, or invitees, licensees or independent contractors. All repairs shall be made in a workmanlike manner and any replacements or substitutions shall be of a quality, utility, value and condition similar to or better than the replaced or substituted item. Tenant will promptly notify Landlord of any accident, casualty, defect, damage or deficiency which occurs or exists in any part of the Premises and which comes to the attention of Tenant.

(b)        Surrender. At the end of the Term, Tenant shall peaceably surrender the Premises and the Premises Personal Property in substantially the same condition as delivered to Tenant on the Scheduled Commencement Date, except for reasonable wear and tear and casualty, and Tenant shall remove Tenant’s Property, any cabling or wiring installed by Tenant, and (if required by Landlord) any Alterations, repairing any damage caused by such removal and restoring the Premises and leaving them clean and neat. Any property not so removed shall be deemed abandoned and may be retained by Landlord or may be removed and disposed of by Landlord in such manner as Landlord shall determine. Tenant shall be responsible for costs and expenses incurred by Landlord in removing any Alterations and disposing any such abandoned property, making any incidental repairs and replacements to the Premises, and restoring the Premises to its original condition.

7.2    Use.

(a)        General Use. Tenant shall use the Premises only for the Permitted Uses, and shall not use or permit the Premises to be used in violation of any law or ordinance or of any certificate of occupancy issued for the Building or the Premises, or of the Rules and Regulations. Tenant shall not cause, maintain or permit any nuisance in, on or about the Property, or commit or allow any waste in or upon the Property. Tenant shall not use utility services in excess of amounts reasonably determined by Landlord to be within the normal range of demand for the Permitted Uses.

(b)        Obstructions and Exterior Displays. Tenant shall not obstruct any of the Common Areas or any portion of the Property outside the Premises, and shall not, except as

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otherwise previously approved by Landlord, place or permit any signs, decorations, curtains, blinds, shades, awnings, aerials or flagpoles, or the like, that may be visible from outside the Premises. If Landlord designates a standard window covering for use throughout the Building, Tenant shall use this standard window covering to cover all windows in the Premises.

(c)        Floor Load. Tenant shall not place a load upon the floor of the Premises exceeding the load per square foot such floor was designed to carry, as determined by applicable building code.

(d)        Compliance with Insurance Policies. Tenant shall not keep or use any article in the Premises, or permit any activity therein, which is prohibited by any insurance policy covering the Building, or would result in an increase in the premiums thereunder.

(e)        Rules and Regulations. Tenant shall observe and comply with the rules and regulations attached as Exhibit A (the “Rules and Regulations”), and all modifications thereto as made by Landlord and put into effect from time to time; provided that (a) Tenant shall have reasonable advance written notice of future modifications, (b) any and all such modification of the rules and regulations shall not be implemented and/or carried out in a manner that is discriminatory against Tenant, and (c) any and all such modifications of the rules and regulations shall not increase Tenant’s obligations or decrease Tenant’s rights hereunder other than to a de minimis extent. In the event of any conflicts between such rules and this Lease, the terms and provisions of this Lease shall govern and control. Landlord shall not be responsible to Tenant for the violation or non-performance by any other tenant or occupant of the Building of the Rules and Regulations.

7.3     Assignment; Sublease. Tenant shall not assign its rights under this Lease nor sublet the whole or any part of the Premises without Landlord’s prior written consent. In the event that Landlord grants such consent, Tenant shall remain primarily liable to Landlord for the payment of all rent and for the full performance of the obligations under this Lease and any excess rents collected by Tenant shall be paid to Landlord. Tenant shall be responsible for payment of all costs incurred by Landlord in connection with any such request for Landlord’s consent to a proposed assignment or subletting, as provided in Paragraph 11.5. Any assignment or subletting which does not conform with this Paragraph 7.3 shall be void and a default hereunder.

In addition to, but not in limitation of, the foregoing: in the event of a request by Tenant for Landlord’s consent to a proposed assignment of the Lease or a proposed subletting of twenty percent (20%) or more of the floor area of the Premises, Landlord, at Landlord’s sole option, may terminate the Lease; and in the event of a request by Tenant for Landlord’s consent to a proposed subletting of less than twenty percent (20%) of the floor area of the Premises, Landlord, at Landlord’s sole option, may cancel the Lease with respect to the area in question for the proposed term of such sublease. Landlord shall exercise any such option by written notice given to Tenant within thirty (30) days after Landlord’s receipt of such request from Tenant, and in each case such termination or cancellation shall take effect as of the date set forth in Landlord’s said notice, which shall be not less than sixty (60) days and not more than one hundred twenty (120) days after the date of Landlord’s said notice. If Landlord exercises any such option to terminate or cancel the Lease, Tenant shall surrender possession of the portion of the Premises to which the termination or cancellation applies on or before the date set forth in Landlord’s notice, in accordance with the provisions of this Lease relating to the surrender of the Premises at expiration of the Term. If the Lease is cancelled as to a portion of

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the Premises only, Base Rent after the date of such cancellation shall be abated on a pro-rata basis, as determined by Landlord, and Tenant’s Percentage shall be proportionally reduced. Landlord’s failure to exercise such option to terminate or cancel the Lease shall not be construed as Landlord’s consent to the proposed assignment or subletting.

For purposes of this Paragraph 7.3, “assignment” shall include, without limitation: (i) any transfer of Tenant’s interest in this Lease by operation of law; (ii) any merger or consolidation of Tenant with or into any other firm or corporate entity, whether in a single transaction or a series of transactions; (iii) the transfer or sale of a controlling interest in Tenant, whether by sale of its capital stock or otherwise; or (iv) any agreement by which Tenant agrees to enter into or execute any assignment or other transfer of the Lease at the direction of any other party, or assigns Tenant’s rights in and to the income arising from any such assignment or transfer to another party.

7.4    Indemnity. Tenant, at its expense, shall defend (with counsel satisfactory to Landlord), indemnify and hold harmless Landlord and its agents, employees, invitees, licensees and contractors from and against any cost, claim, action, liability or damage of any kind arising from (i) Tenant’s use and occupancy of the Premises or the Property or any activity done or permitted by Tenant in, on, or about the Premises or the Property, (ii) any breach or default by Tenant of its obligations under this Lease (beyond notice and cure periods), or (iii) any negligent, tortious, or illegal act or omission of Tenant, its agents, employees, invitees, licensees or contractors at the Premises or the Property. Landlord shall not be liable to Tenant or any other person or entity for any damages arising from any act or omission of any other tenant of the Building. The obligations of Tenant in this Paragraph 7.4 shall survive the expiration or termination of this Lease.

7.5    Tenant’s Insurance. Tenant shall maintain in responsible companies qualified to do business, in good standing in the state in which the Premises are located and otherwise acceptable to Landlord and at its sole expense the following insurance: (i) comprehensive general liability insurance covering the Premises insuring Landlord as well as Tenant with limits which shall, at the commencement of the Term, be at least equal to the Public Liability Insurance Amount and from time to time during the Term shall be for such higher limits, if any, as are customarily carried in the area in which the Premises are located with respect to similar properties, (ii) workers’ compensation insurance with statutory limits covering all of Tenant’s employees working in the Premises, and (iii) property insurance insuring Tenant’s Property for the full replacement value of such items. There shall be no deductible for liability policies and a deductible not greater than $5,000 for property insurance policies. Tenant shall deposit promptly with Landlord certificates for such insurance, and all renewals thereof, bearing the endorsement that the policies will not be canceled until after thirty (30) days’ written notice to Landlord. All policies shall be taken out with insurers with a rating of A-IX by Best’s and otherwise acceptable to Landlord. Tenant reserves the right to satisfy its insurance obligations under this section through a self-insured retention (SIR) program acceptable to Landlord.

7.6    Payment of Taxes. If at any time during the Term, any political subdivision of the state in which the Property is located, or any other governmental authority, levies or assesses against Landlord a tax or excise on rents or other tax (excluding income tax), however described, including but not limited to assessments, charges or fees required to be paid, by way of substitution for or as a supplement to real estate taxes, or any other tax on rent or profits in substitution for or as a supplement to a tax levied against the Property, Building or Landlord’s personal property, then Tenant will pay to Landlord as additional rent its proportionate share based on Tenant’s Percentage of said tax or excise.

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7.7    Environmental Assurances.

(a)        Covenants.

(i)	Tenant shall not cause any Hazardous Materials to be used, generated, stored or disposed of on, under or about, or transported to or from, the Premises unless the same is specifically approved in advance by Landlord in writing other than small quantities of retail, household, and office chemicals customarily sold over-the-counter to the public and which are related to Tenant’s Permitted Uses.

(ii)	Tenant shall comply with all obligations imposed by Environmental Laws, and all other restrictions and regulations upon the use, generation, storage or disposal of Hazardous Materials at, to or from the Premises.

(iii)	Tenant shall deliver promptly to Landlord true and complete copies of all notices received by Tenant from any governmental authority with respect to the use, generation, storage or disposal by Tenant of Hazardous Materials at, to or from the Premises and shall immediately notify Landlord both by telephone and in writing of any unauthorized discharge of Hazardous Materials or of any condition that poses an imminent hazard to the Property, the public or the environment.

(iv)	Tenant shall complete fully, truthfully and promptly any questionnaires sent by Landlord with respect to Tenant’s use of the Premises and its use, generation, storage and disposal of Hazardous Materials at, to or from the Premises.

(v)	Tenant shall permit entry onto the Premises by Landlord or Landlord’s representatives at any reasonable time to verify and monitor Tenant’s compliance with its covenants set forth in this Paragraph 7.7 and to perform other environmental inspections of the Premises.

(vi)	If Landlord conducts any environmental inspections because it has reason to believe that Tenant’s activities have or are likely to result in a violation of Environmental Laws or a release of Hazardous Materials on the Property, then Tenant shall pay to Landlord, as additional rent, the costs incurred by Landlord for such inspections.

(vii)	Tenant shall cease immediately upon notice from Landlord any activity which violates or creates a reasonable risk of violation of any Environmental Laws.

(viii)	After notice to and approval by Landlord, Tenant shall promptly remove, clean-up, dispose of or otherwise remediate, in accordance with Environmental Laws and good commercial

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practice, any Hazardous Materials on, under or about the Property resulting from Tenant’s activities on the Property under this Lease.

(b)        Indemnification. Tenant shall indemnify, defend with counsel acceptable to Landlord and hold Landlord harmless from and against any claims, damages, costs, liabilities or losses (including, without limitation, any decrease in the value of the Property, loss or restriction of any area of the Property, and adverse impact of the marketability of the Property or Premises) arising out of Tenant’s use, generation, storage or disposal of Hazardous Materials at, to or from the Premises.

(c)        Definitions. Hazardous Materials shall include but not be limited to substances defined as “hazardous substances”, “toxic substances”, or “hazardous wastes” in the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended; the federal Hazardous Materials Transportation Act, as amended; and the federal Resource Conservation and Recovery Act, as amended; those substances defined as “hazardous substances”, “materials”, or “wastes” under the law of the state in which the Premises are located; and as such substances are defined in any regulations adopted and publications promulgated pursuant to said laws (“Environmental Laws”); materials containing asbestos or urea formaldehyde; gasoline and other petroleum products; flammable explosives; radon and other natural gases; and radioactive materials.

(d)        Survival. The obligations of Tenant in this Paragraph 7.7 shall survive the expiration or termination of this Lease.

7.8    Americans With Disabilities Act. Tenant shall comply with the Americans with Disabilities Act of 1990 (“ADA”) and the regulations promulgated thereunder. Tenant hereby expressly assumes all responsibility for compliance with the ADA relating to the activities conducted by Tenant within the Premises. Any Alterations to the Premises made by Tenant for the purpose of complying with the ADA or which otherwise require compliance with the ADA shall be done in accordance with this Lease; provided, that Landlord’s consent to such Alterations shall not constitute either Landlord’s assumption, in whole or in part, of Tenant’s responsibility for compliance with the ADA, or representation or confirmation by Landlord that such Alterations comply with the provisions of the ADA.

ARTICLE VIII    DEFAULT

8.1    Default. The occurrence of any one or more of the following events shall constitute a default hereunder by Tenant:

(a)        The failure by Tenant to make any payment of Base Rent or additional rent or any other payment required hereunder, as and when due, where such failure shall continue for a period of five (5) days after written notice thereof from Landlord to Tenant and any Lease Guarantor; provided, that Landlord shall not be required to provide such notice more than twice during the Term with respect to non-payment of Rent, the third such non-payment constituting a default without requirement of notice;

(b)        The failure by Tenant to observe or perform any of the express or implied covenants or provisions of this Lease to be observed or performed by Tenant, other than as specified in clause (a) above, where such failure shall continue for a period of more than thirty (30) days after written notice thereof from Landlord to Tenant and any Lease Guarantor; provided, however, that if the nature of Tenant’s default is such that more than thirty (30) days

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are reasonably required for its cure, then Tenant shall not be deemed to be in default if Tenant commences such cure within said thirty (30) day period, diligently prosecutes such cure to completion, and completes such cure no later than ninety (90) days from the date of such notice from Landlord;

(c)        The failure by Tenant, any Lease Guarantor, or any present or future guarantor of all or any portion of Tenant’s obligations under this Lease to pay its debts as they become due, or Tenant or any Lease Guarantor becoming insolvent, filing or having filed against it a petition under any chapter of the United States Bankruptcy Code, 11 U.S.C. Paragraph 101 et seq. (or any similar petition under any insolvency law of any jurisdiction) and such petition is not dismissed within sixty (60) days thereafter, proposing any dissolution, liquidation, composition, financial reorganization or recapitalization with creditors, making an assignment or trust mortgage for the benefit of creditors, or if a receiver, trustee, custodian or similar agent is appointed or takes possession with respect to substantially all the property or business of Tenant or any Lease Guarantor; or

(d)        If the leasehold estate under this Lease or any substantial part of the property or assets of Tenant or of any Lease Guarantor of this leasehold is taken by execution, or by other process of law, or is attached or subjected to any involuntary encumbrance if such attachment or other seizure remains undismissed or undischarged for a period of sixty business (60) days after the levy thereof.

8.2    Remedies of Landlord and Calculation of Damages.

(a)        Remedies. In the event of any default by Tenant which continues beyond applicable notice and cure periods, in addition to any other remedies available to Landlord at law or in equity, Landlord may, at its option and without further notice exercise any or all of the following remedies:

(i)	Terminate the Lease and upon notice to Tenant of termination of the Lease all rights of Tenant hereunder shall thereupon come to an end as fully and completely as if the date such notice is given were the date originally fixed for the expiration of the Term, and Tenant shall then quit and surrender the Premises to Landlord and Landlord shall have the right, without judicial process, to re-enter the Premises. No such expiration or termination of the Lease shall relieve Tenant of its liability and obligations under the Lease.

(ii)	Accelerate the payment of Base Rent and all additional rent under this Lease for the remainder of the Term and terminate the Lease in the same manner, and with the same force and effect, as provided in clause (i) above.

(iii)	Enter the Premises and cure any default by Tenant and in so doing, Landlord may make any payment of money or perform any other act. All sums so paid by Landlord, and all incidental costs and expenses, including reasonable attorneys’ fees, shall be considered additional rent under this Lease and shall be payable to Landlord immediately upon demand, together with interest from the date of demand to the date of payment at the maximum lawful rate permitted to be charged by Landlord.

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(b)        Calculation of Damages. If this Lease is terminated as provided in Paragraph 8.2(a)(i) above, Tenant, until the end of the Term, or what would have been such Term in the absence of any such event, shall be liable to Landlord, as damages for Tenant’s default, for the amount of the Base Rent and all additional rent and other charges which would be payable under this lease by Tenant if this Lease were still in effect, less the net proceeds of any reletting of the Premises actually collected by Landlord after deducting all Landlord’s expenses in connection with such reletting, including, without limitation, all repossession costs, brokerage and management commissions, operating expenses, legal expenses, reasonable attorneys’ fees, alteration costs and expenses of preparation of the Premises for such reletting. Tenant shall pay such damages to Landlord monthly on the days on which the Base Rent would have been payable as if this Lease were still in effect, and Landlord shall be entitled to recover from Tenant such damages monthly as the same shall arise.

If Base Rent and additional rent are accelerated and this Lease is terminated as provided in Paragraph 8.2(a)(ii) above, Tenant shall be liable to pay to Landlord, in one payment, as damages for Tenant’s default, an amount equal to the total amount of Base Rent and additional rent reserved in this Lease from the date of default to the date of expiration of the Term discounted at a fixed annual interest rate equal to the Prime Rate plus 2%. The Prime Rate shall be the prime rate published in the Wall Street Journal on the date of Landlord’s election to accelerate the rents hereunder.

Whether or not the Lease is terminated, Landlord shall in no way be responsible or liable for any failure to relet the Premises or for any failure to collect any rent upon such reletting.

(c)        No Limitations. Nothing contained in this Lease shall limit or prejudice the right of Landlord to prove for and obtain in proceedings for bankruptcy or insolvency by reason of the termination of this Lease, an amount equal to the maximum allowed by any statute or rule of law in effect at the time when, and governing the proceedings in which, the damages are to be provided, whether or not the amount be greater, equal to, or less than the amount of the loss or damages referred to above.

(d)        Cumulative Remedies. Landlord’s remedies under this Lease are cumulative and not exclusive of any other remedies to which Landlord may be entitled in case of Tenant’s default or threatened default under this Lease, including, without limitation, the remedies of injunction and specific performance.

ARTICLE IX    CASUALTY AND EMINENT DOMAIN

9.1        Casualty.

(a)        Casualty in General. If, during the Term, the Premises, the Building or the Property, are wholly or partially damaged or destroyed by fire or other casualty, and the casualty renders the Premises totally or partially inaccessible or unusable by Tenant in the ordinary conduct of Tenant’s business, then Landlord shall, within thirty (30) days of the date of the damage, give Tenant a notice (“Damage Notice”) stating whether, according to Landlord’s good faith estimate, the damage can be repaired within one hundred eighty (180) days from the date of damage (“Repair Period”), without the payment of overtime or other premiums. The parties’ rights and obligations shall then be governed according to whether the casualty is an Insured Casualty or an Uninsured Casualty as set forth in the following paragraphs.

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(b)        Insured Casualty. If the casualty results from a risk, the loss to Landlord from which is fully covered by insurance maintained by Landlord or for Landlord’s benefit (except for any deductible amount), it shall be an “Insured Casualty” and governed by this Paragraph 9.1(b). In such event, if the Damage Notice states that the repairs can be completed within the Repair Period without the payment of overtime or other premiums, then Landlord shall promptly proceed to make the repairs, this Lease shall remain in full force and effect, and Rent shall be reduced, during the period between the casualty and completion of the repairs, in proportion to the portion of the Premises that is inaccessible or unusable during that period and which is, in fact, not utilized by Tenant. Rent shall not be reduced by reason of any portion of the Premises being unusable or inaccessible for a period of five (5) business days or less. If the Damage Notice states that the repairs cannot, in Landlord’s estimate, be completed within the Repair Period without the payment of overtime or other premiums, then either party may, terminate this Lease by written notice given to the other within thirty (30) days after the giving of the Damage Notice. If either party elects to terminate this Lease, the lease shall terminate as of the date of the occurrence of such damage or destruction and Tenant shall vacate the Premises five (5) business days from the date of the written notice terminating the Lease. If neither party so terminates, then this Lease shall remain in effect, Landlord shall make repairs, and Base Rent shall be proportionately reduced as set forth above during the period when the Premises is inaccessible or unusable and is not used by Tenant.

(c)        Uninsured Casualty. If the casualty is not an Insured Casualty as set forth in the previous paragraph, it shall be an “Uninsured Casualty” governed by this Paragraph 9.1(c). In such event, if the Damage Notice states that the repairs can be completed within the Repair Period without the payment of overtime or other premiums, Landlord may elect, by written notice given to Tenant within thirty (30) days after the Damage Notice, to make the repairs, in which event this Lease shall remain in effect and Rent shall be proportionately reduced as set forth above. If Landlord does not so elect to make the repairs, or if the Damage Notice states that the repairs cannot be made within the Repair Period, this Lease shall terminate as of the date of the casualty and Tenant shall vacate the Premises five (5) business days from the date of Landlord’s written notice to Tenant terminating the Lease.

(d)        Casualty within final six months of Term. Notwithstanding anything to the contrary contained in this Paragraph 9.1, if the Premises or the Building is wholly or partially damaged or destroyed within the final six (6) months of the Term of this Lease, Landlord shall not be required to repair such casualty and either Landlord or Tenant may elect to terminate this Lease.

(e)        Tenant Improvements and Alterations. If Landlord elects to repair after a casualty in accordance with this Paragraph 9.1, Landlord shall cause Tenant Improvements and Alterations which Landlord has approved, to be repaired and restored at Landlord’s sole expense. Landlord shall have no responsibility for any personal property placed or kept in or on the Premises or the Building by Tenant or Tenant’s agents, employees, invitees or contractors and Landlord shall not be required to repair any damage to, or make any repairs to or replacements of, such personal property.

(f)        Exclusive Remedy. This Paragraph 9.1 shall be Tenant’s sole and exclusive remedy in the event of damage or destruction to the Premises or the Building. No damages, compensation or claim shall be payable by Landlord for any inconvenience, any interruption or cessation of Tenant’s business, or any annoyance, arising from any damage to or destruction of all or any portion of the Premises or the Building.

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(g)        Waiver of Subrogation. Landlord and Tenant shall use reasonable efforts to cause each insurance policy obtained by each of them to provide that the insurer waives all right of recovery by way of subrogation against either Landlord or Tenant in connection with any loss or damage covered by such policy.

9.2        Eminent Domain.

(a)        Eminent Domain in General. If the whole of the Premises, or so much of the Premises as to render the balance unusable by Tenant, shall be taken or appropriated under the power of eminent domain or condemnation (a “Taking”), either Landlord or Tenant may terminate this Lease and the termination date shall be the date of the Order of Taking, or the date possession is taken by the Taking authority, whichever is earlier. If any part of the Property is the subject of a Taking and such Taking materially affects the normal operation of the Building or Common Areas, Landlord may elect to terminate this Lease. A sale by Landlord under threat of a Taking shall constitute a Taking for the purpose of this Paragraph 9.2. No award for any partial or entire Taking shall be apportioned. Landlord shall receive (subject to the rights of Landlord’s mortgagees) and Tenant hereby assigns to Landlord any award which may be made and any other proceeds in connection with such Taking, together with all rights of Tenant to such award or proceeds, including, without limitation, any award or compensation for the value of all or any part of the leasehold estate; provided that nothing contained in this Paragraph 9.2(a) shall be deemed to give Landlord any interest in or to require Tenant to assign to Landlord any separate award made to Tenant for (i) the taking of Tenant’s Property, or (ii) interruption of or damage to Tenant’s business, or (iii) Tenant’s moving and relocation costs.

(b)        Reduction in Base Rent. In the event of a Taking which does not result in a termination of the Lease, Base Rent and Tenant’s Percentage (if applicable) shall be proportionately reduced based on the portion of the Premises rendered unusable, and Landlord shall restore the Premises or the Building to the extent of available proceeds or awards from such Taking. Landlord shall not be required to repair or restore any damage to Tenant’s Property or any Alterations.

(c)        Sole Remedies. This Paragraph 9.2 sets forth Tenant’s and Landlord’s sole remedies for Taking. Upon termination of this Lease pursuant to this Paragraph 9.2, Tenant and Landlord hereby agree to release each other from any and all obligations and liabilities with respect to this Lease except such obligations and liabilities which arise or accrue prior to such termination.

ARTICLE X    RIGHTS OF PARTIES HOLDING SENIOR INTERESTS

10.1        Subordination. This Lease shall be subject and subordinate to any and all mortgages, deeds of trust and other instruments in the nature of a mortgage, ground lease or other matters or record (“Senior Interests”) which now or at any time hereafter encumber the Property and Tenant shall, within twenty (20) business days of Landlord’s request, execute and deliver to Landlord such recordable written instruments as shall be necessary to show the subordination of this Lease to such Senior Interests. Notwithstanding the foregoing, if any holder of a Senior interest succeeds to the interest of Landlord under this Lease, then, at the option of such holder, this Lease shall continue in full force and effect and Tenant shall attorn to such holder and to recognize such holder as its landlord.

10.2        Mortgagee’s Consent. No assignment of the Lease and no agreement to make or accept any surrender, termination or cancellation of this Lease and no agreement to modify

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so as to reduce the Rent, change the Term, or otherwise materially change the rights of Landlord under this Lease, or to relieve Tenant of any obligations or liability under this Lease, shall be valid unless consented to by Landlord’s mortgagees of record, if any.

10.3        Senior Lease. Landlord agrees to keep the Senior Lease in full force and effect during the term.

ARTICLE XI    GENERAL

11.1        Authorization to Execute Lease.  Tenant represents and warrants that those persons executing this Lease on Tenant’s behalf are duly authorized to execute and deliver this Lease on its behalf, and that this Lease is binding upon Tenant in accordance with its terms, and simultaneously with the execution of this Lease, Tenant shall deliver evidence of such authority to Landlord in form satisfactory to Landlord.

Landlord represents and warrants that those persons executing this Lease on Landlord’s behalf are duly authorized to execute and deliver this Lease on its behalf, and that this Lease is binding upon Landlord in accordance with its terms, and substantially with the execution of this Lease, Landlord shall deliver evidence of such authority to Tenant in form satisfactory to Tenant.

11.2        Notices.  Any notice required or permitted hereunder shall be in writing. Notices shall be addressed to Landlord at Landlord’s Address (with a copy to Property Manager at Property Manager’s Address), to Tenant at Tenant’s Address and/or to Lease Guarantor at Lease Guarantor’s Address. Any communication so addressed shall be deemed duty given when delivered by hand, one day after being sent by Federal Express (or other guaranteed one day delivery service) or three days after being sent by U.S. Mail. Notices may be given by email provided that a copy of such notice is also delivered by hand, Federal Express (or other guaranteed one day delivery service) or U.S. Mail. Either party may change its address by giving notice to the other.

11.3        No Waiver or Oral Modification.  No provision of this Lease shall be deemed waived by Landlord or Tenant except by a signed written waiver. No consent to any act or waiver of any breach or default, express or implied, by Landlord or Tenant, shall be construed as a consent to any other act or waiver of any other breach or default.

11.4        Severability.  If any provision of this Lease, or the application thereof in any circumstances, shall to any extent be invalid or unenforceable, the remainder of this Lease shall not be affected thereby, and each provision hereof shall be valid and enforceable to the fullest extent permitted by law.

11.5        Requests by Tenant.  Tenant shall pay, within 30 days after Landlord demand, all reasonable costs incurred by Landlord, including without limitation reasonable attorneys’ fees, in connection with any matter requiring Landlord’s review or consent or any other requests made by Tenant under this Lease, regardless of whether such request is granted by Landlord.

11.6        Estoppel Certificate and Financial Statements.

(a)        Estoppel Certificate. Within ten (10) days after written request by Landlord, Tenant shall execute, acknowledge and deliver to Landlord a written statement certifying (i) that this Lease is unmodified and in full force and effect, or is in full force and effect

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as modified and stating the modifications; (ii) the amount of Base Rent currently payable by Tenant to Landlord; (iii) Tenant’s Percentage and Tenant’s Share of Expenses currently payable by Tenant to Landlord; (iv) the date to which Base Rent and Tenant’s Share of Expenses have been paid in advance; (v) the amount of any security deposited with Landlord; (vi) that, to Tenant’s knowledge, Landlord is not in default hereunder or, if Landlord is claimed to be in default, stating the nature of any claimed default, and (vii) such other matters as may be reasonably requested by Landlord. Any such statement may be relied upon by a purchaser, assignee or lender. Tenant’s failure to execute and deliver such statement within the time required shall be a default under this Lease and shall also be conclusive upon Tenant that this Lease is in full force and effect and has not been modified except as represented by Landlord; and there are no uncured defaults in Landlord’s performance and Tenant has no right of offset, counterclaim or deduction against Rent.

(b)        [Intentionally Omitted].

11.7        Waiver of Liability.  Landlord and Tenant each hereby waive all rights of recovery against the other and against the officers, employees, agents, and representatives of the other, on account of loss by or damage to the waiving party or its property or the property of others under its control, to the extent that such loss or damage is insured against under any insurance policy that either may have in force at the time of the loss or damage. Each party shall notify its insurers that the foregoing waiver is contained in this Lease.

11.8        Execution, Prior Agreements and No Representations.  This Lease shall not be binding and enforceable until executed by authorized representatives of Landlord and Tenant. This Lease contains all of the agreements of the parties with respect to the subject matter hereof and supersedes all prior dealings, whether written or oral, between them with respect to such subject matter. Each party acknowledges that the other has made no representations or warranties of any kind except as may be specifically set forth in this Lease.

11.9        Brokers.  Each party represents and warrants that it has not dealt with any real estate broker or agent in connection with this Lease or its negotiation. Each party shall indemnify the other and hold it harmless from any cost, expense, or liability (including costs of suit and reasonable attorneys’ fees) for any compensation, commission or fees claimed by any other real estate broker or agent in connection with this Lease or its negotiation by reason of any act or statement of the indemnifying party.

11.10        Successors and Assigns.  This Lease shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that only the original Landlord named herein shall be liable for obligations accruing before the beginning of the Term, and thereafter the original Landlord named herein and each successive owner of the Premises shall be liable only for obligations accruing during the period of their respective ownership.

11.11        Applicable Law and Lease Interpretation.  This Lease shall be construed, governed and enforced according to the laws of the Commonwealth of Massachusetts. In construing this Lease, paragraph headings are for convenience only and shall be disregarded. Any recitals herein or exhibits attached hereto are hereby incorporated into this Lease by this reference. Time is of the essence of this Lease and every provision contained herein. The parties acknowledge that this Lease was freely negotiated by both parties, each of whom was represented by counsel; accordingly, this Lease shall be construed according to the fair meaning of its terms, and not against either party.

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11.12        Costs of Collection, Enforcement and Disputes.  Tenant shall pay all reasonable costs of collection, including reasonable attorneys’ fees, incurred by Landlord in connection with any default by Tenant which continues beyond applicable notice and cure periods. If Landlord institutes any action to enforce the provisions of this Lease or to seek a declaration of rights hereunder, Landlord shall be entitled to recover its reasonable attorneys’ fees and court costs as part of any award. Landlord and Tenant hereby waive trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other, on or in respect to any matter whatsoever arising out of or in any way connected with this Lease, the relationship of Landlord and Tenant hereunder, Tenant’s use or occupancy of the Premises, and/or claim of injury or damage.

11.13        Holdover.  If Tenant holds over in occupancy of the Premises after the expiration of the Term (without implying that Tenant has any right to so holdover), Tenant shall, at the election of Landlord, become a tenant at sufferance only on a month-to-month basis subject to the terms and conditions herein specified, so far as applicable. Tenant shall pay rent during the holdover period, at a base rental rate equal to twice the Base Rent in effect at the end of the Term, plus the amount of Tenant’s Share of Expenses then in effect. Tenant shall also be liable for all damages sustained by Landlord on account of such holding over.

11.14        Force Majeure.  If Landlord or Tenant is prevented from or delayed in performing any act required of it hereunder, and such prevention or delay is caused by strikes, labor disputes, inability to obtain labor, materials, or equipment, inclement weather, acts of God, governmental restrictions, regulations, or controls, judicial orders, enemy or hostile government actions, civil commotion, fire or other casualty, or other causes beyond such party’s reasonable control (“Force Majeure”), the performance of such act shall be excused for a period equal to the period of prevention or delay. A party’s financial inability to perform its obligations shall in no event constitute Force Majeure. Nothing in this Paragraph 11.14 shall excuse or delay Tenant’s obligation to pay any rent or other charges due under this Lease.

11.15        Limitation on Liability.  Landlord, and its subsidiaries, affiliates, partners, directors, officers, shareholders, trustees or beneficiaries, shall not be liable to Tenant for any damage to or loss of personal property in, or to any personal injury occurring in, the Premises, unless such damage, loss or injury is the result of the gross negligence of Landlord or its agents as determined by a final non-appeal judicial proceeding. The obligations of Landlord under this Lease do not constitute personal obligations of the subsidiaries, affiliates, partners, directors, officers, shareholders, trustees or beneficiaries of Landlord, and Tenant shall not seek recourse against the subsidiaries, affiliates, partners, directors, officers, shareholders, trustees or beneficiaries of Landlord, or any of their personal assets for satisfaction of any liability with respect to this Lease. In the event of any default by Landlord under this Lease, Tenant’s sole and exclusive remedy shall be against Landlord’s interest in the Property.

11.16        Notice of Landlord’s Default.  The failure by Landlord to observe or perform any of the express or implied covenants or provisions of this Lease to be observed or performed by Landlord shall not constitute a default by Landlord unless such failure shall continue for a period of more than thirty (30) days after written notice thereof from Tenant to Landlord specifying Landlord’s default; provided, however, that if the nature of Landlord’s default is such that more than thirty (30) days are reasonably required for its cure, then Landlord shall not be deemed to be in default if Landlord commences such cure within said thirty (30) day period and diligently prosecutes such cure to completion. Tenant shall, simultaneously with delivery to Landlord, provide written notice specifying the Landlord default to the holder of any first mortgage or deed

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of trust covering the Premises whose name and address have been furnished to Tenant in writing.

11.17        Lease not to be Recorded.  Tenant agrees that it will not record this Lease. Both parties shall, upon the request of either, execute and deliver a notice or short form of this Lease in such form, if any, as may be permitted by applicable statute. If this Lease is terminated before the Term expires the parties shall execute, deliver and record an instrument acknowledging such fact and the actual date of termination of this Lease, and Tenant hereby appoints Landlord its attorney-in-fact, coupled with an interest, with full power of substitution to execute such instrument.

11.18        Security Deposit.  [Intentionally Deleted].

11.19        Counterpart Execution.  This Lease may be signed in counterparts which together shall constitute one and the same instrument. A fax or e-mail transmission of a signature page will be considered an original signature page. At the request of a party, a party will confirm a fax-transmitted or e-mailed signature page by delivering an original signature page to the requesting party.

11.20        Patriot Act Representations and Warranties.  To the best of Tenant’s actual knowledge without independent inquiry, neither Tenant nor any of its affiliates, nor any of their respective members, officers or directors is a person or entity with whom U.S. Persons (as defined by applicable statute) are restricted from doing business under regulations of the Office of Foreign Asset Control (“OFAC”) of the Department of the Treasury (including those named on OFAC’s Specially Designated and Blocked Person List) or under any statute, executive order (including the September 24, 2001, Executive Oder Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other legal, applicable governmental action.

[SIGNATURES CONTAINED ON NEXT PAGE]

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IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease, which includes the cover sheet, the foregoing Standard Provisions, Additional Provisions, if any, and Exhibits attached to this Lease, with the intent that each of the parties shall be legally bound thereby and that this Lease shall become effective as of the Date of Lease.

TENANT: SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), a Delaware corporation

By:

Name:
Title:
Date:

LANDLORD: SUN LIFE FINANCIAL (U.S.) SERVICES COMPANY, a Delaware corporation

By:

Name:
Title:
Date:

By:

Name:
Title:
Date:

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PART III EXHIBITS

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EXHIBIT A

RULES AND REGULATIONS

1.        The driveways, parking areas, plazas, sidewalks, entrances, passages, courts, vestibules, stairwells, corridors or halls shall not be obstructed or encumbered by any tenant or used for any purpose other than ingress and egress to and from the premises.

2.        No awnings, canopies, or other projections shall be attached to the outside walls of the building. No drapes, curtains, blinds, shades, or screens shall be attached to or hung in, or used in connection with, any window or door or the premises without the prior written consent of Landlord.

3.        Tenants are prohibited from displaying any sign, picture, advertisement or notice on the inside or outside of the building, or the premises, except the usual name signs on the doors leading to the premises, which shall conform to the requirements of the management of the building, and excepting also the name strips on the directory board of the building. The directory board of the building will be maintained by Landlord. In the event of the violation of the foregoing by any tenant, Landlord may remove same without any liability, and may charge the expense incurred by such removal to the tenant.

4.        The sash doors, windows, and doors that reflect or admit light and air into the halls, passageways or other public places in the building shall not be covered or obstructed by any tenant, nor shall any bottles, parcels or other articles be placed on the windowsills or perimeter fan coil consoles.

5.        No showcases or other articles shall be put in front of or affixed to any part of the exterior of the building nor placed in the halls, corridors, or vestibules without the prior written consent of Landlord.

6.        The water and wash closets and other plumbing fixtures shall not be used for any purposes other than those for which they were constructed, and no sweepings, rubbish, rags or other substances shall be thrown therein. All damages resulting from any misuse of the fixtures shall be borne by the tenant who, or whose servants, employees, agents, visitors or licensees, shall have caused the same.

7.        No tenant shall mark, paint, drill into, or in any way deface any part of the premises or the building of which they form a part. No boring, cutting or stringing of wires shall be permitted, except with the prior written consent of Landlord, and as Landlord may direct. No tenant shall lay any type of floor covering without first obtaining Landlord’s written permission.

8.        No bicycles, vehicles or animals of any kind shall be brought into or kept in or about the premises, and no cooking shall be done or permitted by any tenant on the premises. No tenant shall cause or permit any unusual or objectionable odors to be produced upon or permeate from the premises.

9.        No tenant shall make or permit to be made, any unseemly or disturbing noises or disturb or interfere with occupants of this building, or premises, or neighboring buildings.

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10.        No tenant, and no servants, employees, agents, visitors or licensees of any tenant, shall at any time bring or keep upon the premises any inflammable, combustible or explosive fluid, chemical or substance.

11.        Tenants are prohibited from installing additional locks upon any of the doors or having duplicate keys made for any of the doors leading to the premises. (All necessary keys will be furnished to the tenants by Landlord). Each tenant must, upon the termination of tenancy, return all keys to Landlord.

12.        Landlord shall have the right to prohibit any advertising by any tenant which, in Landlord’s opinion, tends to impair the reputation of the building or their desirability for offices, and upon written notice from Landlord, the tenants shall refrain from or discontinue such advertising.

13.        The premises shall not be used for lodging or sleeping.

14.        The requirements of tenants will be attended to only upon application at the office of the building. Building employees shall not perform any work or do anything outside of their regular duties, unless under special instructions from the office of the building.

15.        Canvassing, soliciting and peddling in the building are prohibited and each tenant shall cooperate to prevent the same.

16.        Landlord and its agents may retain a pass key to the premises and shall have the right to enter the premises at any and all times for the purpose of servicing and examining the same.

17.        Landlord reserves the right to make such other and further Rules and Regulations as in its judgment may from time to time be needful and proper, and upon delivery of the same to the tenants they shall become binding upon the parties hereto.

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EXHIBIT B

TENANT IMPROVEMENTS TO BE PROVIDED BY LANDLORD

NONE

LANDLORD WORK

—	The work necessary to separate the Premises from the rest of the Property.

—	The work necessary to install security access card readers at entry points to the Premises.

—

The work necessary to ensure that the Premises and the portions of the Property adjacent to the Premises comply with zoning and fire safety rules and regulations concerning access, egress and emergency exits.

27

EXHIBIT C

LOCATION OF PREMISES

[Attached]

28

Building 1 – Level 1

Sun Life Financial

SUN LIFE FINANCIAL
BUILDING ONE - LEVEL ONE

EXISTING PLAN

1-1

1/1

29

Building 1 – Level 2

Sun Life Financial

SUN LIFE FINANCIAL
Wellesley—Building 1 Level 2

Building 1—Proposed SPACE

1—2

30

EXHIBIT D

BUILDING LOCATION PLAN

[Attached]

31

32

EXHIBIT E

FORM OF LEASE GUARANTY

[INTENTIONALLY DELETED]

33

Redacted

EXHIBIT G

FORM OF

EXCLUDED INVESTMENT ASSET PURCHASE AGREEMENT

This EXCLUDED INVESTMENT ASSET PURCHASE AGREEMENT (this “Agreement”), is made as of [            ] 2013, by and between [Sun Life Assurance Company of Canada (U.S.)] (the “Seller”), and [            ], [            ] and [            ] (each a “Buyer”, and collectively the “Buyers”).

W I T N E S S E T H:

WHEREAS, reference is made to that certain Stock Purchase Agreement (“SPA”), dated as of December 17, 2012 , by and among Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc., a Delaware corporation (“Parent”), Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada), Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware (“Purchaser”), solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 3.34, Section 5.5, Section 11.3 and Article XII, Sun Life Financial Inc., a Canadian corporation, and, solely for purposes of Article I, Section 2.1(a), Section 2.3(c), Section 2.3(k), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5, Section 5.35, Section 11.3 and Article XII, XXXXX, XXXXX and XXXXX; (names redacted due to confidentiality)

WHEREAS, the execution and delivery of this Agreement by the Seller and the Buyer[s] is a condition to the obligations of Purchaser to consummate the SPA;

WHEREAS, the Seller is the holder of the securities specified on Exhibit A hereto (the “Securities”) and pursuant to the SPA, Parent has agreed to cause the Seller to sell the Securities to the Buyer[s]; and

WHEREAS, concurrently with the execution hereof, the Seller desires to sell, and the Buyer[s] desire[s] to purchase, the Securities.

NOW, THEREFORE, in consideration of the mutual promises made herein and upon the terms and subject to the conditions set forth herein, the parties hereto hereby agree as follows:

1.    Purchase and Sale of the Securities.

(a)    Effective as of 11:59:59 p.m., New York City time, on the date hereof, the Seller hereby sells, conveys, assigns, transfers and delivers to the Buyer[s] without recourse and without representations and warranties (except the warranties contained in

Section 8-108 or 8-109 of the Uniform Commercial Code as in effect in the State of Delaware, but only to the extent such warranties are applicable to the manner in which a Security is transferred in connection with the sale thereof hereunder), and [each of] the Buyer[s, with respect to the Securities set forth opposite the name of such Buyer in Exhibit A hereto,] hereby purchase[s], acquire[s] and accept[s] from the Seller, the Securities at the purchase prices specified in Exhibit A hereto.

(b)    The Seller is delivering the Securities to the Buyer[s] against payment of the purchase price in immediately available funds concurrently herewith. All Securities shall be in suitable form for transfer or shall be accompanied by duly executed instruments of transfer or assignments in blank or shall be transferred on the applicable book-entry system for such Securities or by any other method mutually acceptable to the Seller and the Buyer[s].

2.    Notices. All notices, requests, claims, demands and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given:

If to Seller:

Sun Life of Canada (U.S.) Holdings, Inc.

[            ]

Facsimile:    [            ]

Attention:    [            ]

with copies (which shall not constitute notice) to:

[            ]

[            ]

Facsimile:    [            ]

Attention:    [            ]

if to Buyer:

[            ]

[            ]

Facsimile:    [            ]

Attention:    [            ]

with a copy (which shall not constitute notice) to:

[            ]

[            ]

Facsimile:    [            ]

Attention:    [            ]

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto in accordance with this Section 2. All such

2

notices, requests, claims, demands and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request, claim, demand or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

3.    Entire Agreement. This Agreement and the other agreements contemplated hereby contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, written or oral, with respect thereto.

4.    Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties hereto or their respective successors in interest, or, in the case of a waiver, by the party waiving compliance. No failure or delay on the part of any party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and, unless provided otherwise in this Agreement are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.

5.    Governing Law; Waiver of Jury Trial; Consent to Jurisdiction.

(a)    THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED THAT 6 DEL. C. § 2708, WHICH PROVIDES FOR ENFORCEMENT OF DELAWARE CHOICE OF LAW WHETHER OR NOT THERE ARE OTHER RELATIONSHIPS WITH DELAWARE, SHALL APPLY.

(b)    Each Party hereby irrevocably and unconditionally:

(i)    submits for itself and its property to the exclusive jurisdiction of the Delaware Court of Chancery, or if the Delaware Court of Chancery lacks jurisdiction of the subject matter, the United States District Court for the District of Delaware, or if both the Delaware Court of Chancery and the United States District Court for the District of Delaware lack jurisdiction of the subject matter, any court of competent jurisdiction sitting in the State of Delaware (together with any appellate courts therefrom, the

3

“Permitted Courts”) in any action directly or indirectly arising out of this Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof, or any transaction contemplated by this Agreement;

(ii)    waives any objection that it may now or hereafter have, and agrees not to assert as a defense that (A) it is not subject to the jurisdiction of the Permitted Courts, (B) the action may not be brought or is not maintainable in the Permitted Courts or (C) the venue thereof may not be appropriate or convenient, that this Agreement may not be enforced in or by the Permitted Courts, or the courts of another jurisdiction may be more convenient;

(iii)    consents to and grants the Permitted Courts jurisdiction over the person of such parties and over the subject matter of any such dispute and agrees that mailing of process or other papers in connection with any action in the manner provided in Section 2 or in such other manner as may be permitted by law or applicable rules of procedure, shall be valid and sufficient service thereof;

(iv)    agrees that the final judgment of the Permitted Courts shall be enforceable in any court having jurisdiction over the relevant party or any of its assets; and

(v)    in any case between the parties that is proceeding before the Delaware Court of Chancery, waives any right to remove any action from the Delaware Court of Chancery to any federal court.

(c)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. PURCHASER AND EACH OF SELLERS CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 5.

6.    Binding Effect; Assigns. This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by [each of] the Buyer[s] and the Seller and their respective successors, permitted assigns and legal representatives. Unless otherwise

4

provided herein, neither this Agreement nor any right or obligation hereunder or thereunder, may be assigned by either party (in whole or in part) without the prior written consent of the other party hereto.

7.    Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the parties hereto.

8.    Further Assurances. The parties hereto agree to take, or cause to be taken, and to cause each of their respective Affiliates to take or cause to be taken, any and all reasonable actions, including the execution, acknowledgment, filing and delivery of any and all documents and instruments that another party may reasonably request, in order to effect the intent and purpose of this Agreement and the transactions contemplated hereby.

9.    Expenses. All costs and expenses, including fees and disbursements of counsel, incurred in connection with preparing for, entering into and carrying out this Agreement and performing and consummating the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

[Signature Page Follows]

5

IN WITNESS WHEREOF, each of the Seller and the Buyer[s] has caused this instrument to be signed by its proper and duly authorized officer as of the date and year first written above.

[SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)]

By:
Name:
Title:

By:
Name:
Title:

[BUYER]

By:
Name:
Title:

By:
Name:
Title:

[BUYER]

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Excluded Investment Asset Purchase Agreement]

[BUYER]

By:
Name:
Title:

By:
Name:
Title:

EXHIBIT A

Description of Securities1

[1]	Note: Consists of the structured securities managed by Brookfield and MFS and (redacted name of managers) and included within the Excluded Investment Asset Portfolio.

Redacted

EXHIBIT H

FORM OF

RECAPTURE AGREEMENT

(Single Premium Whole Life Business)

This RECAPTURE AGREEMENT (the “Agreement”), dated as of             , 2012 (the “Effective Date”), by and between SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), an insurance company organized under the laws of Delaware (the “Company”), and THE UNITED STATES BRANCH OF SUN LIFE ASSURANCE COMPANY OF CANADA, the United States branch, entered through Michigan, of an insurance company organized under the laws of Canada (the “Reinsurer”). For purposes of this Agreement, the Company and the Reinsurer shall each be deemed a “Party.”

WHEREAS, the Reinsurer assumed a 100% quota share of risks under single premium whole life policies issued by the Company pursuant to a Reinsurance Agreement between the Company and the Reinsurer effective December 31, 2003, as amended (the “Reinsurance Agreement”); and

WHEREAS, the Company and the Reinsurer desire to effect a full and final settlement, discharge and release of any and all of each of their respective liabilities, rights, duties and obligations under the Reinsurance Agreement, all on the terms hereinafter set forth.

NOW, THEREFORE, the Company and the Reinsurer agree as follows:

ARTICLE I

RECAPTURE

Section 1.1 Recapture.  Effective as of the Effective Date, the Company hereby recaptures from the Reinsurer 100% of the risks under the life insurance policies described in Schedule A attached to the Reinsurance Agreement arising under the Reinsurance Agreement on and after the Effective Date. Pursuant to Article IV, Paragraph 2, of the Reinsurance Agreement, the Reinsurer agrees to this recapture.

ARTICLE II

RECAPTURE CONSIDERATION

Section 2.1 Recapture Consideration.  In consideration of the recapture set forth in Section 1.1, the Company shall pay the Reinsurer cash or cash equivalents in the amount of $XXX1 (redacted amount) on the Effective Date. The consideration consists of two components: (i) the amount of the Cumulative Deficit Account (as defined in the Reinsurance Agreement) of $ XXX (redacted amount) to be paid by the Company to the Reinsurer, and (ii) the Terminal Accounting and Settlement amount set forth in Article VIII, Paragraph 3, of the Reinsurance Agreement as of the Effective Date of $XXX (redacted amount) to be paid by the Company to the Reinsurer. The Parties agree that such consideration shall be final and not be subject to any supplementary accounting of the Terminal Accounting and Settlement under Article VIII, Paragraph 4, of the Reinsurance Agreement.

ARTICLE III

RELEASES

Section 3.1 Company Release of the Reinsurer.  In consideration of the receipt of the payment set forth in Article II and the release provided by the Reinsurer in Section 3.2, as of the Effective Date, the Company hereby forever releases and discharges the Reinsurer, and its respective predecessors, successors, parents, assigns, officers, directors, agents, employees, representatives, liquidators, rehabilitators, receivers, shareholders, heirs, executors, administrators, and attorneys from any and all past, present, and future obligations, adjustments, liability for payment of interest, offsets, actions, causes of action, suits, debts, dues, sums of money, accounts, premium payments, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, liens, rights, costs and expenses (including attorneys’ fees and costs actually incurred), claims and demands, liabilities and losses of any nature, kind, character and description whatsoever, whether grounded in law or in equity, in contract, in tort, or otherwise (including any claims based on fraud, bad faith or extra-contractual liabilities), all whether known or unknown, reported or unreported, discovered or undiscovered, suspected or unsuspected, vested or contingent, that the Company now has, owns, or holds or claims to have, own, or hold, or at any time had, owned, or held, or claimed to have had, owned, or held, or may after the execution of this Agreement have, own, or hold or claim to have, own, or hold, arising out of conduct or matters occurring prior to or subsequent to the execution of this Agreement, against the Reinsurer, arising from, based upon, or in any way related to the Reinsurance Agreement, including any and all of the Reinsurer’s obligations incurred, accrued, or otherwise occurring or arising under the Reinsurance Agreement. This release shall operate as a full and final settlement of the Reinsurer’s past, current and future liabilities to the Company under and in connection with the Reinsurance Agreement with respect to liabilities or obligations thereunder, provided, however, that this release does not discharge obligations of the Reinsurer that have been undertaken or imposed by the terms of this Agreement.

[1]	Note to Draft: All dollar amounts in brackets are estimates based on 9/30/12 values.

2

Section 3.2 Reinsurer Release of the Company.  Effective as of the Effective Date, the Reinsurer hereby forever releases and discharges the Company, and its respective predecessors, successors, parents, assigns, officers, directors, agents, employees, representatives, liquidators, rehabilitators, receivers, shareholders, heirs, executors, administrators, and attorneys from any and all past, present, and future obligations, adjustments, liability for payment of interest, offsets, actions, causes of action, suits, debts, dues, sums of money, accounts, premium payments, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, liens, rights, costs and expenses (including attorneys’ fees and costs actually incurred), claims and demands, liabilities and losses of any nature, kind, character and description whatsoever, whether grounded in law or in equity, in contract, in tort, or otherwise (including any claims based on fraud, bad faith or extra-contractual liabilities), all whether known or unknown, reported or unreported, discovered or undiscovered, suspected or unsuspected, vested or contingent, that the Reinsurer now has, owns, or holds or claims to have, own, or hold, or at any time had, owned, or held, or claimed to have had, owned, or held, or may after the execution of this Agreement have, own, or hold or claim to have, own, or hold, arising out of conduct or matters occurring prior to or subsequent to the execution of this Agreement, against the Company, arising from, based upon, or in any way related to the Reinsurance Agreement, including any and all of the Company’s obligations incurred, accrued, or otherwise occurring or arising under the Reinsurance Agreement. This release shall operate as a full and final settlement of the Company’s past, current and future liabilities to the Reinsurer under and in connection with the Reinsurance Agreement with respect to liabilities or obligations thereunder, provided, however, that this release does not discharge obligations of the Company that have been undertaken or imposed by the terms of this Agreement.

ARTICLE IV

ARBITRATION

Section 4.1 Arbitration.  Any dispute, controversy or claim arising out of or relating to the provisions of this Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof, whether arising before or after termination of this Agreement, shall be submitted to and finally settled by binding arbitration in the manner set forth in Article X of the Reinsurance Agreement, which is incorporated herein by reference.

ARTICLE V

DAC TAX

Section 5.1  DAC Tax Election.  The Parties shall elect, pursuant to Treasury Regulations Section 1.848-2(g)(8), to determine specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of

3

Section 848(c)(1) of the Internal Revenue Code of 1986, as amended (the “Code”). The Parties to this Agreement agree to the following provisions pursuant to Treasury Regulations Section 1.848-2(g)(8):

(a)  The terms “Net Positive Consideration,” “Specified Policy Acquisition Expenses” and “General Deductions Limitation” used in this Article are defined by reference to Treasury Regulations Section 1.848-2 and Section 848 of the Code;

(b)  The Party with the Net Positive Consideration for this Agreement for each taxable year shall capitalize Specified Policy Acquisition Expenses with respect to this Agreement without regard to the General Deductions Limitation of Section 848(c)(1) the Code;

(c)  The election shall be effective for the calendar year ending on or after the Effective Date and for all subsequent taxable years for which this Agreement is in effect; and

(d)  Both Parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year, or as otherwise required by the Internal Revenue Service, to ensure consistency.

ARTICLE VI

MISCELLANEOUS

Section 6.1  Headings.  The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

Section 6.2  Notices.  All notices and communications hereunder shall be in writing (including facsimile transmission) and shall become effective when received. Any written notice shall be by either certified or registered mail, return receipt requested, or overnight delivery service (providing for delivery receipt) or delivered by hand. All notices or communications under this Agreement shall be addressed as follows:

(a)  If to the Company:

Sun Life Assurance Company of Canada (U.S.)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

Facsimile:  [                    ]

Attention:  [        ]

(b) If to the Reinsurer:

4

The United States Branch of Sun Life Assurance Company of Canada

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

Facsimile:  [                     ]

Attention:  [            ]

Section 6.3  Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors, permitted assigns and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Party without the prior written consent of the other Party hereto. Any assignment in violation of this Section 6.3 shall be void and shall have no force and effect.

Section 6.4  Execution in Counterpart.  This Agreement may be executed by the Parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

Section 6.5  Currency.  All references to dollars or “$” in this Agreement are to the currency of the United States.

Section 6.6  Governing Law.  THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

Section 6.7  Waiver of Jury Trial.  WHILE NOT INTENDED TO DIMINISH THE PARTIES’ AGREEMENT TO ARBITRATE, EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY

5

TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 6.7.

Section 6.8  Integration.  This Agreement constitutes the entire agreement between the Parties with respect to the matters contained in this Agreement and there are no understandings between the Parties other than as expressed in this Agreement. This Agreement supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and there are no general or specific warranties, representations or other agreements by or among the Parties in connection with the entering into of this Agreement or the subject matter hereof except as specifically set forth or contemplated herein.

Section 6.9  Amendment; Waiver.  Any change or modification to this Agreement shall be null and void unless made by amendment to the Agreement and signed by both Parties. The terms of this Agreement may be waived only by a written instrument signed by the Party waiving compliance. No failure or delay on the part of any Party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege.

Section 6.10  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

(The remainder of this page is intentionally left blank)

6

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

By:

Name:
Title:

By:

Name:
Title:

THE UNITED STATES BRANCH OF SUN LIFE ASSURANCE COMPANY OF CANADA

By:

Name:
Title:

By:

Name:
Title:

7

Redacted

EXHIBIT I

FORM OF

TRANSITION SERVICES AGREEMENT

TRANSITION SERVICES AGREEMENT

by and between

SUN LIFE ASSURANCE COMPANY OF CANADA – U.S. OPERATIONS HOLDINGS INC.

and

DELAWARE LIFE HOLDINGS, LLC

Dated as of [            ], 2013

i

(Continued)

ii

(Continued)

iii

INDEX OF EXHIBITS

Exhibit A	Services

Exhibit B	Excluded Services

Exhibit C	Service Coordinators

iv

TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this “Agreement”), dated as of [            ], 2013, is entered into by and between Sun Life Assurance Company of Canada – U.S. Operations Holdings Inc., a Delaware corporation (“US OPS”), and Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware (“Purchaser”).

RECITALS:

WHEREAS, reference is made to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Purchase Agreement”), by and among Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation (“Holdco”), Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc., a Delaware corporation (“US OPS”), Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada) (“SLA”, and together with Holdco and US OPS, “Sellers”, and each of them, a “Seller”), Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware (“Purchaser”), and, solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 3.34, Section 5.5, Section 11.3 and Article XII, Sun Life Financial Inc., a Canadian corporation, and, solely for purposes of Article I, Section 2.1(a), Section 2.3(c), Section 2.3(k), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5, Section 5.35, Section 11.3 and Article XII, XXXXXX (redacted names); and

WHEREAS, in order to ensure an orderly transition of the Business to Purchaser, Purchaser desires that the Sellers perform certain services for the Business, and the Sellers desire to perform such services as further set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and in reliance upon the representations, warranties, conditions and covenants contained herein, and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions.  Capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed to those terms in the Purchase Agreement. The following terms shall have the respective meanings set forth below throughout this Agreement:

1

(a)     “Action” means claims, actions, suits, litigation, controversies, arbitrations, formal investigations, formal inquiries, hearings, charges, complaints, demands or legal, administrative or other proceedings before or by any Governmental Authority.

(b)     “Affiliate” means, with respect to any Person, at the time in question, any other Person, directly or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person. For the avoidance of doubt, unless otherwise specified herein, the Transferred Companies shall be deemed “Affiliates” of Purchaser (and not Sellers) with respect to periods after the date hereof; it being understood, that for purposes of this definition, no Seller shall be deemed to be an Affiliate of Purchaser.

(c)     “Agreement” has the meaning set forth in the preamble.

(d)     “Ancillary Agreements” has the meaning set forth in the Purchase Agreement.

(e)     “Applicable Law” means any Law applicable to the Person, place, property or situation in question.

(f)     “Books and Records Plan” has the meaning set forth in the Purchase Agreement.

(g)     “Business” has the meaning set forth in the Purchase Agreement.

(h)     “Business Day” means any day other than a Saturday, Sunday, a day on which banking institutions in the City of Toronto or the City of New York are permitted or obligated by Applicable Law to be closed or a day on which the Toronto Stock Exchange or New York Stock Exchange is closed for trading.

(i)     “Change” has the meaning set forth in Section 3.1(b).

(j)     “Confidential Information” means any information of a party, its Affiliates, members, licensors, consultants, service providers, advisors or agents that is identified in writing at the time of disclosure as confidential or proprietary, as well as any information that, based on the circumstances under which it was disclosed, a reasonable person would believe to be confidential or proprietary. Confidential Information includes trade secrets; pricing data; employee information; customer personal information; cost information; supplier information; financial and tax matters; third-party contract terms; inventions; know-how; processes; methods; models; technical information; schedules; code; ideas; concepts; data; software and business plans (regardless of whether such

2

information is identified as confidential). For the avoidance of doubt, Recipient Information is Confidential Information of the applicable Recipient.

(k)     “Confidentiality Agreement” means the confidentiality agreement, dated June 4, 2012, by and between US OPS and Guggenheim Corporate Funding, LLC.

(l)     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

(m)     “Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day on such transactions received by Sellers from three (3) unaffiliated federal funds brokers of recognized standing selected by them.

(n)     “Fees” has the meaning set forth in Section 5.1.

(o)     “Force Majeure Event” has the meaning set forth in Section 11.1.

(p)     “Governmental Authority” means any United States or non-United States governmental, legislative, judicial, administrative or regulatory authority, agency, commission, board, body, court or entity or any instrumentality thereof, whether federal, provincial, state or local, or any arbitral body or panel, including any quasi-governmental entity with competent jurisdiction, including any Self-Regulatory Organization and any such supranational body.

(q)     “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

(r)     “Holdco” has the meaning set forth in the first recital.

(s)     “Indemnified Parties” has the meaning set forth in Section 10.1.

(t)     “Indemnifying Party” has the meaning set forth in Section 10.1(a).

(u)     “Intellectual Property” means all intellectual property and proprietary rights of every kind and description in any jurisdiction throughout the world, whether registered or unregistered, including all United States and foreign (i) patents, patent applications, invention disclosures, provisional patent

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applications (including any and all divisions, continuations, continuations-in-part, divisionals, re-examinations, extensions and reissues thereof); (ii) Name and Source Identifiers (including any goodwill associated therewith); (iii) copyrights (including registrations and applications therefor); (iv) trade secrets and all other confidential and proprietary information, ideas, know-how, inventions, processes, formulae, models and methodologies; (v) rights in computer programs (whether in source code, object code, or other form), algorithms, compilations and data, technology supporting the foregoing and all documentation relating to the foregoing; and (vi) all rights and remedies against past, present and future infringement, misappropriation or other violation of any of the foregoing.

(v)     “Law” means any law, treaty, convention, code, statute, ordinance, directive, rule, regulation, common law, decree, agency requirement, administrative interpretation, Permit or Governmental Order of, or any Regulatory Agreement with, any Governmental Authority.

(w)     “Losses” means losses (including losses attributable to reasonably foreseeable lost profits), Taxes, liabilities, damages, costs, charges, expenses (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys’, actuaries’, accountants’ and other professionals’ fees, disbursements and expenses), settlement payments, awards, judgments, fines, interest and penalties.

(x)     “Migration Services” has the meaning set forth in Section 2.1.

(y)     “Name and Source Identifiers” means trade, corporate or business names, trademarks, service marks, domain names, acronyms, tag-lines, slogans, logos, trade dress, design rights and any other name or source identifiers (including registrations and applications therefor) and any goodwill associated therewith, any and all common law rights therein, and registrations and applications for registration thereof, and all reissues, extensions and renewals of any of the foregoing.

(z)     “Omitted Service” has the meaning set forth in Section 2.2.

(aa)    “Permits” means qualifications, licenses, permits, orders, consents, approvals, registrations, authorizations, exemptions or waivers issued or granted by Governmental Authorities.

(bb)    “Permitted Courts” has the meaning set forth in Section 11.6.

(cc)    “Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, limited liability company, limited

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liability partnership, trust, unincorporated organization, governmental, judicial or regulatory body, business unit, division or other legal entity.

(dd)    “Personnel” means, with respect to any party, (i) the employees, officers and directors of such party or its Affiliates or (ii) agents, accountants, attorneys, independent contractors and other third parties engaged by such party or its Affiliates.

(ee)    “Provider” means US OPS or any Affiliate or third party service provider that US OPS directs to provide the Services pursuant to the terms of this Agreement in its sole discretion.

(ff)    “Purchase Agreement” has the meaning set forth in the first recital.

(gg)    “Purchaser” has the meaning set forth in the preamble.

(hh)    “Recipient” means Purchaser and its Affiliates (including the Transferred Companies) that conduct the operations of the Business after the date hereof.

(ii)    “Recipient Information” has the meaning set forth in Section 4.2.

(jj)    “record hold order” has the meaning set forth in Section 7.3.

(kk)    “Regulatory Agreement” means any written agreement, consent agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or any Governmental Order by, or any supervisory letter from, any Governmental Authority.

(ll)    “Representative” of a Person means the directors, officers, employees, advisers, agents, consultants, independent accountants, independent actuaries, financial advisors, counsel or other representatives of such Person.

(mm)    “Responding Party” has the meaning set forth in Section 9.4.

(nn)    “Security Incident” has the meaning set forth in Section 8.3.

(oo)    “Security Regulations” means a party’s and its Affiliates’ security policies, procedures and requirements, as amended from time to time.

(pp)    “Self-Regulatory Organization” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act, (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market or (iii) any other exchange or corporation or similar self-regulatory body or organization.

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(qq)    “Sellers” has the meaning set forth in the first recital.

(rr)    “Service” means, collectively, the Transition Services and the Migration Services.

(ss)    “Service Coordinator” has the meaning set forth in Section 3.3.

(tt)    “SLA” has the meaning set forth in the first recital.

(uu)    “Systems” has the meaning set forth in Section 8.4(a).

(vv)    “Tax” (or “Taxes” as the context may require) means any tax, however denominated, imposed by any United States or foreign federal, state, local, municipal, territorial or provincial government or any agency or political subdivision of any such government (a “Taxing Authority”), including any net income, alternative or add-on minimum, gross income, gross receipts, premium, sales, use, gains, goods and services, production, documentary, recording, social security, unemployment, disability, employee withholding, welfare, workers’ compensation, estimated, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, capital stock, net worth, occupation, business license, personal or real property, environmental or windfall profit tax, and any premiums, custom, duty, levy, tariff, impost or other tax, governmental fee or other like assessment or charge, but not including guaranty fund assessments, together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority relating to the assessment or collection thereof.

(ww)    “Termination Date” has the meaning set forth in Section 6.1.

(xx)    “Transferred Companies” has the meaning set forth in the Purchase Agreement.

(yy)    “Transition Services” has the meaning set forth in Section 2.1.

(zz)    “TSA Committee” has the meaning set forth in Section 3.5.

(aaa)  “TSA Records” has the meaning set forth in Section 7.1.

(bbb)  “US OPS” has the meaning set forth in the preamble.

(ccc)  “VAT” has the meaning set forth in Section 5.4.

Section 1.2     Other Definitional Provisions.

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(a)     For purposes of this Agreement, the words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole unless otherwise indicated.

(b)     Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate.

(c)     Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”

(d)     Whenever used in this Agreement, the masculine gender shall include the feminine and neuter genders.

(e)     All references herein to Articles, Sections and Exhibits shall be deemed references to Articles and Sections of, and Exhibits to, this Agreement unless the context shall otherwise require.

(f)     References to “party” or “parties” hereto mean US OPS or Purchaser.

(g)     Any reference herein to any statute, agreement or document, or any section thereof, shall, unless otherwise expressly provided herein, be a reference to such statute, agreement, document or section as amended, modified or supplemented (including any successor section) and in effect from time to time.

(h)     Any agreement referred to herein shall include reference to all exhibits, schedules and other documents or agreements attached thereto, including by waiver or consent, and references to all attachments thereto and instruments incorporated therein.

(i)     All terms defined in this Agreement shall have the defined meaning when used in any Exhibit, certificate or other documents attached hereto, in each case including instruments incorporated therein, or made or delivered pursuant hereto unless otherwise defined therein.

(j)     Each representation, warranty, covenant, agreement and condition contained in this Agreement shall have independent significance.

ARTICLE II

SERVICES

Section 2.1    Services.  US OPS shall, and shall cause the other Providers to, provide to the Recipients the services set forth on Exhibit A attached hereto (collectively, the “Transition Services”) as well as assistance in migrating the Transition Services to the

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Recipient, as set forth in Exhibit A (such migration assistance, collectively, the “Migration Services”), each in accordance with the terms and conditions of this Agreement, including any terms specific to any Service set forth on Exhibit A. Each Service shall be provided from and after the date hereof, unless a different date is specified as the commencement date on Exhibit A, and shall continue for the period set forth on Exhibit A until the applicable Termination Date for each Service in accordance with Section 6.1.

Section 2.2    Omitted Services.  A Recipient may, by written request sent to the applicable Provider within one hundred twenty (120) days after the date hereof, ask that the Provider provide any information technology service that was not set forth in Exhibit A, but that was provided by the Provider or its Affiliates to the Business at any time during the one hundred twenty (120) days prior to the date hereof (each requested service, an “Omitted Service”). As soon as practicable after the receipt of such request, (a) US OPS shall, and shall cause the other Providers to, provide such Omitted Service, pursuant to the terms of this Agreement for a period not to exceed the last remaining term of any other Service then being provided, and, unless otherwise agreed by the parties, at the Provider’s actual cost to provide such Omitted Service as agreed in good faith by the parties and (b) the parties shall agree on Migration Services, including the cost thereof, to the extent such Migration Services are needed with respect to such Omitted Service. Each such Omitted Service and Migration Service shall be deemed a Service for the purposes of this Agreement. The foregoing obligations of the Providers with respect to any Omitted Service shall not apply with respect to any services that are excluded services set forth on Exhibit B.

Section 2.3    Scope of Transition Services.  In no event shall the Providers be obligated to provide any Transition Service to a Recipient for any purpose other than to conduct the Business substantially as conducted immediately preceding the date of the Purchase Agreement, taking into account the migration of Transition Services to the Recipient over the term of this Agreement. For the avoidance of doubt, the Providers shall not be obligated to provide the Transition Services with respect to the offer or sale following the date hereof of any life insurance policies or annuity contracts.

Section 2.4    Disaster Recovery.  As part of the Transition Services, Providers shall maintain data backup and disaster recovery plans, systems and services for the benefit of the Recipients that are substantially similar to the disaster recovery plans, systems and services that each Provider has in place with respect to its own business and in no event less protective of the operations of the Business than those in effect immediately prior to the date of the Purchase Agreement. In the event of a Force Majeure Event, each Provider shall use reasonable best efforts to timely implement all applicable disaster recovery plans and procedures for the Transition Services provided to the Recipients, giving the same priority to resume the Transition Services as to the services such Provider provides to its own business.

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Section 2.5    Subcontracting.  No subcontracting will release US OPS from its responsibility for its and each Provider’s obligations under this Agreement. US OPS will be Purchaser’s sole point of contact with respect to the Service. US OPS shall remain liable and responsible for each Provider’s and any subcontractor’s compliance with and breach of the terms of this Agreement, and for all acts and omissions of such Persons.

ARTICLE III

SERVICE LEVELS; SERVICE COORDINATORS

Section 3.1    Quality of Services.

(a)     US OPS shall, and shall cause the other Providers to, perform the Transition Services (i) at a level of quality, responsiveness, performance, availability and care substantially similar in all material respects to that at which such Transition Services were performed during the twelve (12)-month period prior to the date hereof, and in any event in a professional and workmanlike manner and (ii) in accordance with Applicable Law. US OPS shall, and shall cause the other Providers to, perform all Migration Services in a professional and workmanlike manner and in accordance with Applicable Law.

(b)     Subject to Section 3.1(a), a Provider may, from time to time, reasonably supplement, modify, upgrade, substitute or otherwise alter (“Change”) the manner in which it provides any Service, including taking any physical or information security measures with respect to such Service; provided that to the extent that any such Change is reasonably likely to modify, substitute or otherwise alter the receipt or use of such Service, US OPS shall provide Purchaser with reasonable advance written notice of the implementation of the Change to the extent practicable under the circumstances.

(c)      If a Change is required by Applicable Law or is necessary or advisable to address an actual or threatened Security Incident, a Provider shall make any and all changes to the Services reasonably necessary to comply with Applicable Law and any changes thereto or to respond to such Security Incident; provided that (i) the Provider shall provide Purchaser such reasonable advance written notice as may be practicable of the implementation of any such Change and (ii) the Provider and Purchaser shall use reasonable best efforts to develop a modification to the applicable Service or workaround to ensure that the Recipients continue to receive, to the maximum extent practicable, the benefit of the affected Service.

(d)     A Provider need not provide any Service if it is not permitted to do so by Applicable Law or any policies and/or procedures of such Provider designed to respond to Applicable Law; provided that (i) the Provider shall provide Purchaser such reasonable advance written notice as may be practicable

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of the effect of such Applicable Law, policy or procedure and (ii) the Provider and Purchaser shall use reasonable best efforts to develop a modification to the applicable Service or workaround to ensure that the Recipients continue to receive, to the maximum extent practicable, the benefit of the affected Service.

Section 3.2    Policies.  Purchaser shall, and shall cause the Recipients to, follow the policies, procedures and practices of the Providers that were applicable to the Business immediately prior to the date hereof, that are applicable to the Services and written copies of which have been provided to the Recipients prior to the date hereof. To the extent that a failure of any Recipient to act in accordance with this Section 3.2 prevents any Provider from providing a Service hereunder, such failure shall relieve such Provider of its obligation to provide such Service only to the extent of such prevention until such time as the failure has been addressed; provided that (a) following the date hereof, such Provider has previously notified such Recipient in writing of such failure and the impact on the Services, and (b) Provider uses all reasonable efforts to provide the Services notwithstanding such failure (which shall not relieve the Recipient’s obligation to remedy such failure).

Section 3.3    Service Coordinators.  US OPS and Purchaser shall each nominate a representative to act as the primary contact person with respect to the performance of the Services (each, a “Service Coordinator”). Unless otherwise agreed upon by the parties, the parties shall direct all communications relating to this Agreement and the Services to the Service Coordinators. The initial Service Coordinators for US OPS and Purchaser, including their contact information, are set forth on Exhibit C. Either party may replace its Service Coordinator at any time by providing notice in accordance with Section 11.3.

Section 3.4    Personnel.  Each Provider shall employ Personnel (including by use of subcontractors) with the experience or skill appropriate to perform the Services in accordance with the terms of this Agreement; provided that no Provider shall be obligated to maintain the employment of any specific employee.

Section 3.5    TSA Committee.  The parties shall cooperate to form a committee (the “TSA Committee”), the general purposes of which shall be to coordinate the parties’ respective efforts with respect to the Services, to notify the parties of anticipated changes to the Services or the systems used to provide the Services, and to provide oversight of the Services. The TSA Committee shall be composed of at least two (2) representatives of each of US OPS and Purchaser and shall meet at least once per month during the term of this Agreement. Neither the TSA Committee nor any member of the TSA Committee shall have the right to make binding commitments on either party.

Section 3.6    Background Checks.  With respect to any employee hired by a Recipient after the date hereof whose responsibilities may relate to the Services, Purchaser shall, and shall cause the other Recipients to, perform the following

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background checks, in the manner in which such Recipient conducts such background checks for its other employees: (a) Financial Industry Regulatory Authority; (b) social security trace; (c) county, state and national criminal records, (d) employment verification, (e) education verification, and (f) in certain jurisdiction, drug testing. Purchaser shall, and shall cause the other Recipients to, notify US OPS of any material changes to its background check requirements or procedures as applicable to employees hired by a Recipient after the date hereof whose responsibilities may relate to the Services.

ARTICLE IV

PROPERTIES; NDAS

Section 4.1    Title to Properties; License.

(a)     All Systems, facilities and other resources (other than data or Intellectual Property) owned by a party, its Affiliates or third parties and used in connection with the provision or receipt of the Transition Services, as applicable, shall remain the property of such party, its Affiliates or third parties.

(b)     Any Intellectual Property owned by a party, its Affiliates or third-party vendors used in connection with the provision or receipt of the Services, as applicable, shall remain the property of such party, its Affiliates, or third-party vendors; provided that any data or Intellectual Property created pursuant to a Service on behalf of a Recipient or provided to a Provider by a Recipient in connection with the Services shall be owned by the applicable Recipient.

(c)     Each party grants, and shall cause its Affiliates to grant, to the other party and its Affiliates a fully paid-up, royalty-free, non-exclusive, non-transferable, worldwide license, during the term of this Agreement, to use the Intellectual Property owned by such party or its Affiliates only to the extent necessary for the other party and its Affiliates to provide or receive the Services, as applicable. Other than the license granted to a party and its Affiliates pursuant to the preceding sentence or as otherwise agreed in writing, neither party nor its Affiliates shall have any right, title or interest in the Intellectual Property owned by the other party or its Affiliates.

Section 4.2    Data Recovery.  If Provider, following the date hereof, intends to discontinue or deactivate any System on which is stored data or other information relating to a Recipient, its Affiliates or customers (the “Recipient Information”), or if Provider, following the date hereof, otherwise intends to erase, delete, destroy or discard any such data or information, Provider shall provide at least thirty (30) days prior notice to Purchaser and shall permit Purchaser or its designee, at Purchaser’s expense, to access

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such System(s) for the purpose of copying the Recipient Information; provided that any time within thirty (30) days prior to the expiration or termination of this Agreement or a Service, Provider shall, at Purchaser’s request, permit Purchaser or its designee, at Purchaser’s expense, to access any applicable System(s) for the purpose of copying the Recipient Information. Nothing in this Section 4.2 is intended to alter or waive any rights or obligations set forth in the Books and Records Plan.

Section 4.3    Non-Disclosure Agreements.  To the extent that any third-party proprietor of information or software to be disclosed or made available to a Recipient in connection with performance of the Services requires a specific form of non-disclosure agreement as a condition of such third party’s consent to use the same for the benefit of the Recipient or to permit the Recipient access to such information or software, the Recipient shall, as a condition to the receipt of such portion of the Services, execute (and shall cause its Personnel to execute, if required) any such form.

ARTICLE V

FEES

Section 5.1    Fees.  Purchaser shall pay to US OPS the fees and expenses set forth on Exhibit A (collectively, the “Fees”). For the avoidance of doubt, (a) for certain Services, Exhibit A sets forth both monthly fees and one-time fees, both of which are deemed “Fees” hereunder, and (b) the Fees set forth in Exhibit A are the Providers’ sole and exclusive fees and charges for the Services.

Section 5.2    Invoices.  For as long as any Provider is obligated to perform any Services, US OPS shall submit in writing, within ten (10) days after the end of each month, to Purchaser, an invoice setting forth the monthly Fees due under such invoice. Each invoice shall include reasonably sufficient detail to enable Purchaser to determine the accuracy of such invoice. For the one-time Fee in the amount of $XXXXX (redacted amount) associated with Services related to any information technology business applications, US OPS shall submit to Purchaser, in writing, an invoice within ten (10) days after the date hereof. For all other one-time Fees, US OPS shall submit to Purchaser, in writing, quarterly invoices setting forth such Fees in equal installments during the first (12) month period of this Agreement, with the first such quarterly invoice submitted to Purchaser within ten (10) days after the date hereof.

Section 5.3    Payment.

(a)    Purchaser shall pay the undisputed monthly Fees shown on an invoice no later than thirty (30) days after receipt of the invoice. Any undisputed amount not received by US OPS within such thirty (30)-day period shall bear interest from and including the last date of such thirty (30)-day period to, but excluding, the date of payment, computed at the Federal Funds Rate.

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(b)    Purchaser shall pay the undisputed one-time Fees shown on an invoice no later than ten (10) days after receipt of the invoice. Any undisputed amount not received by US OPS within such ten (10)-day period shall bear interest from and including the last date of such ten (10)-day period to, but excluding, the date of payment, computed at the Federal Funds Rate.

Section 5.4    Sales Tax, etc.  US OPS shall be entitled to invoice and collect from Purchaser, and Purchaser shall pay to US OPS, in addition to the Fees, all state, local and foreign sales Tax, value added Tax (“VAT”), goods and services Tax and similar Tax with respect to the provision of the Services. US OPS shall timely remit any such Taxes collected from Purchaser to the appropriate Taxing Authorities. Purchaser shall timely pay to the appropriate Taxing Authorities any such Taxes that are not required by Applicable Law to be, and are not, charged by US OPS to Purchaser with respect to the provision of the Services. In the event of any dispute between the parties with respect to any sales Tax, VAT, goods and services Tax or similar Tax with respect to the provision of the Services, US OPS and Purchaser shall each have the right to seek an administrative or judicial determination from the applicable Taxing Authority. US OPS and Purchaser shall reasonably cooperate with each other and take any action to provide or make available any information reasonably requested (and with a sufficient level of detail) in order to minimize any sales Tax, VAT, goods and services Tax or similar Tax with respect to the provision of the Services. Purchaser shall be responsible for any liabilities imposed as a result of any sales Tax, VAT, goods and services Tax or similar Tax audit conducted by any Taxing Authority with respect to the provision of the Services to the extent such liabilities were imposed solely as a result of Purchaser’s failure to pay to US OPS such sales Tax, VAT, goods and services Tax or similar Tax. Purchaser shall be entitled to any refund on any sales Tax, VAT, goods and services Tax or similar Tax with respect to the provision of the Services for which Purchaser paid amounts pursuant to this Section 5.4.

Section 5.5    Withholding.  Purchaser and its agents shall be entitled to deduct or withhold from any amounts payable pursuant to this Agreement such amounts as may be required to be deducted or withheld thereon under United States federal, state, local or foreign Tax Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE VI

TERM AND TERMINATION

Section 6.1    Term of Services.  With respect to each of the Services, the term thereof will be for a period commencing as of the date hereof and continuing for a period of eighteen (18) months, or such other period as may be specified in Exhibit A (each a “Termination Date”), unless terminated sooner or extended pursuant to Section 6.2.

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Section 6.2    Termination or Extension of Services.

(a)     Any one of the Services may be terminated, or extended, in whole or in part, by Purchaser in its sole discretion for up to two (2) periods of up to three (3) months each, at any time during the term of this Agreement upon sixty (60) days’ (or, in the case of termination of a Service in whole or in part thirty (30) days’) prior written notice to US OPS; provided that

(i)        in the case of an early termination with respect to any Service, (A) Purchaser shall reimburse US OPS for any reasonable and documented direct costs and out-of-pocket third-party fees and expenses (including termination fees) applicable to the provision of the terminated Service for the full term to the extent such costs cannot reasonably be avoided by US OPS following such notification, and (B) in the case of a partial termination of a Service, except as otherwise set forth in Exhibit A, the monthly Fee for the remaining Service shall be reduced by an amount commensurate with the reduction of Providers’ resources, workload and expense in providing such Service;

(ii)        in the case of an extension of the term of any Service, subject to the remainder of this Section, the monthly Fees for such Service provided during such extension period shall increase as follows:

Extension Period	Increase over Fees In Exhibit A
1st through 3rd months after the initial Termination Date set forth in Exhibit A	XX% (percentage redacted)
4th through 6th months after the initial Termination Date set forth in Exhibit A	XX% (percentage redacted)

and

(iii)        in the event that US OPS and Purchaser agree to, or applicable Law requires the parties to, extend the term of any Service beyond the second three (3)-month extension period described in Section 6.2(a)(ii), then the parties shall discuss such extension in good faith and, unless the parties agree on an alternative solution to the extension of such Service, or on alternative fees for such Service, then (A) the monthly Fee for such Service shall be increased by fifty percent (50%) of the monthly Fee in Exhibit A and (B) Purchaser shall be responsible for all consent costs, fees and expenses, and all incremental license, maintenance and other costs, fees and expenses associated with any third-party contracts the services or benefits of which will be used in connection with provision of such Service beyond such second three (3)-month extension period, in

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each case to the extent required as a result the extension of Service beyond such second three (3)-month extension.

(b)    The parties agree that eighteen (18) and twenty (21) months from the date hereof, the TSA Committee shall meet to discuss whether Purchaser anticipates the need for an extension of any Service beyond twenty-four (24) months from the date hereof. At such meeting, the parties shall discuss alternative solutions for completion of such Service as expeditiously as possible. If any such extension is needed, the TSA Committee shall discuss, and Purchaser shall consider in good faith, alternative approaches to such extension.

(c)    Notwithstanding the foregoing, the increases in monthly Fees described in this Section 6.2 shall not apply to the Fees for any Service for which Purchaser or a Recipient requires an extension due to a Provider’s material breach of this Agreement in connection with such Service.

(d)    All such monies shall be due and payable to US OPS in accordance with Section 5.2 through Section 5.5.

Section 6.3    Term of Agreement.   This Agreement shall terminate upon the earlier of (a) termination or expiration of the term of the final remaining Service set forth on Exhibit A and (b) termination in accordance with Section 6.4; provided that no such termination shall affect any rights or obligations of either party accruing prior to such termination.

Section 6.4    Termination of Agreement.

(a)    This Agreement or any Service may be terminated by Purchaser upon written notice to US OPS (which notice, in the case of material breach, shall specify the basis for such claim for breach), if:

(i)        US OPS or its Affiliates materially breaches this Agreement and such breach is not cured, to the reasonable satisfaction of Purchaser, within thirty (30) days of receipt of the written notice described in clause (a) above, or

(ii)        US OPS files for bankruptcy, is the subject of an involuntary filing for bankruptcy, makes a general assignment for the benefit of creditors, or becomes or is declared insolvent, or a receiver is appointed for, or a court approves reorganization proceedings on, US OPS.

(b)    This Agreement or any Service may be terminated by US OPS upon written notice to Purchaser if Purchaser fails to pay a material portion of any

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undisputed invoice when due and fails to cure such nonpayment within thirty (30) days of receipt of such written notice thereof.

Section 6.5    Effect of Termination.  Upon any termination or expiration of this Agreement or any Service provided hereunder:

(a)        each party shall, and shall cause its Affiliates to, as soon as practicable, return to the other party any equipment and other property of the other party, its Affiliates and their respective third-party service providers that is in the party’s or its Affiliates’ possession or control (and, in case of termination of a specific Service or Services, only the equipment and other property that is used solely in connection with the provision or receipt of such Service or Services);

(b)        to the extent not already delivered or planned to be delivered pursuant to the Books and Records Plan established pursuant to the Purchase Agreement, each party shall, and shall cause its Affiliates to, within ninety (90) days after any such termination or expiration, at its cost, deliver, destroy or permanently delete, all Confidential Information of the other party (including, in the case of Providers, any Recipient Information held by any such Provider) received hereunder, held by it or its Affiliates or its or their Personnel, including any copies and embodiments thereof and shall certify compliance with the foregoing to the other party (and, in case of termination of a specific Service or Services, only the Confidential Information that is used solely in connection with the provision or receipt of such Service or Services); provided that each party may retain copies of Confidential Information of the other party that are required to be retained by Applicable Law or audit requirements or that are created pursuant to any automated archiving or back-up procedures that cannot reasonably be deleted, which such retention shall, for the avoidance of doubt, continue to be subject to Article IX; and

(c)        the license granted in Section 4.1 shall terminate (and, in case of termination of a specific Service or Services, only to the extent such license was necessary solely for the provision or receipt of such Service or Services).

Section 6.6    Survival.  The following Articles and Sections shall survive the termination or expiration of this Agreement, including the rights and obligations of each party thereunder: Article I; Article V (for Fees outstanding as of the date of such termination or expiration); Article VII, Article IX; Article X; Article XI (except for Section 11.1); Section 4.1; Section 4.2; Section 6.5; this Section 6.6; and Section 8.3(b).

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ARTICLE VII

BOOKS AND RECORDS

Section 7.1    Books and Records.  US OPS shall, and shall cause the other Providers to, maintain true and complete books and records of all transactions pertaining to, and all data used by each Provider in the performance of, the Services in accordance with its policies for retaining business records for its other businesses (the “TSA Records”). The TSA Records shall be maintained (a) in a format in which comparable books and records are maintained by such Provider for its own business, (b) in accordance with any and all Applicable Laws and (c) for a minimum of six (6) years following the creation thereof.

Section 7.2    Access.  US OPS shall, and shall cause the other Providers to, make the TSA Records and facilities used to provide the Services available to each Recipient and the auditors or other Representatives thereof, and in any event to any Governmental Authority, during normal business hours on reasonable prior notice, for review, inspection, examination and, at Recipient’s expense, reproduction, provided that access to such facilities shall be limited to the purposes of verifying compliance with this Agreement, reviewing security, disaster recovery and backup procedures, complying with Applicable Law, or such other purpose as may be agreed by the parties. Access to such TSA Records and facilities shall be exercised (a) by a Recipient and its authorized Representatives in a manner that shall not interfere unreasonably with the normal operations of any Provider and (b) in the case of an audit of such records by or on behalf of a Recipient, not more than once in any twelve (12)-month period unless otherwise required by Applicable Law or requested by a Governmental Authority or for good cause. In connection with such review of TSA Records and facilities, and upon reasonable prior notice, each Recipient shall have the right to discuss matters relating to the TSA Records and facilities with the Personnel of the applicable Provider who are maintaining the TSA Records and facilities and providing the Services during regular business hours and without undue disruption of the normal operations of such Provider. No Recipient shall have access to any TSA Records or facilities, and no Provider shall be required to provide access or disclose information, when such access or disclosure would constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s counsel, would constitute a waiver of any such privilege; provided, however, that, in order to facilitate access to such information the parties shall or shall cause their Affiliates to enter into a customary joint defense agreement or common interest agreement with the requesting party or one or more of its Affiliates with respect to any information requested to be provided. Recipient’s rights under this Section 7.2 shall continue for so long as TSA Records are required to be maintained by Provider under Section 7.1.

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Section 7.3    Legal Hold.  In the event that Purchaser or a Recipient issues a “record hold order” in writing to a Provider in connection with an Action, such Provider shall retain all books and records that are required to be subject to such “record hold order” until Purchaser terminates such order in writing or the resolution of the Action becomes final and non-appealable, and shall provide Purchaser with reasonable assistance in accessing and retrieving such books and records. Purchaser shall promptly notify US OPS when the record hold order is terminated or no longer applicable.

ARTICLE VIII

ACCESS AND SECURITY

Section 8.1    Access.  Subject to Section 8.4, each party shall, and shall cause its Affiliates to, provide the other party, its Affiliates and their respective Personnel access to such party’s and its Affiliates’ facilities and Personnel but only as necessary for the delivery or receipt of the Services hereunder, as applicable.

Section 8.2    Work Policy.  If the Personnel of a party or its Affiliates, in providing or receiving the Services, as applicable, visit or work at a site or facility of the other party or its Affiliates, such party shall cause such Personnel to comply with the other party’s and its Affiliates’ safety and Security Regulations applicable to such site or facility. Except as otherwise agreed to by the parties, each party’s and its Affiliates’ Personnel shall observe the working hours, working rules, and holiday schedules of the other party and its Affiliates while working on the premises of the other party.

Section 8.3    Security; Breaches.

(a)        Each Provider shall maintain Security Regulations in connection with all Systems and facilities used in connection with providing the Services, which Security Regulations shall be at least as protective of the Business as those in place immediately prior to the date of the Purchase Agreement.

(b)        In the event that either party or any of its Affiliates or their respective Personnel discovers (i) any material breach of its Security Regulations or of the Systems or facilities used to provide the Services, (ii) any breach or threatened breach of its Security Regulations that involves or may reasonably be expected to involve unauthorized access, disclosure or use of the other party’s Confidential Information, or (iii) any law enforcement or Governmental Authority investigation or inquiry into suspected misuse or abuse of a Provider’s Systems or the loss of any physical device that may have contained the other party’s Confidential Information (each of (i), (ii) and (iii), a “Security Incident”), such party shall, at its own cost, (A) if permitted by Applicable Law, promptly (both orally, if practicable, and in any event in writing) notify the other party of any Security Incident (provided that, in the case of a threatened breach of Security Regulations, such party shall only be required to notify the other party of such

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Security Incident if such threat is different from the types of threats experienced in the normal course of business) and (B) fully cooperate with the other party (1) to take all reasonable measures necessary or advisable to control and contain the security of such Confidential Information, (2) to remedy any such Security Incident, including using reasonable best efforts to identify and address any root causes for such Security Incident, (3) to furnish full details of the Security Incident to and keep such other party advised of all material measures taken and other developments with respect to such Security Incident, (4) in any litigation or formal action with third parties or in connection with any regulatory, investigatory or other Action of any Governmental Authority and (5) in notifying the other party’s customers and Personnel and other appropriate Persons of the Security Incident to the extent requested by the other party.

Section 8.4    Systems Security.

(a)        If US OPS, Purchaser, their Affiliates or their respective Personnel receive access to any of US OPS’s, Purchaser’s or their respective Affiliates’, as applicable, computer systems or software (“Systems”) in connection with the Services, the accessing party or its Personnel, as the case may be, shall comply with all of such other party’s and its Affiliates’ Security Regulations of which written copies have been provided to such accessing party prior to the date hereof, and will use reasonable care not to tamper with, compromise or circumvent any security or audit measures employed by such other party. For the avoidance of doubt, nothing in this Section 8.4 and no party’s Security Regulations shall limit each party’s rights and obligations with respect to the provision and receipt of the Services hereunder.

(b)        Each party shall, and shall cause its Affiliates to, as required by Applicable Law, (i) ensure that only those of its Personnel who are specifically authorized to have access to the Systems of the other party or its Affiliates gain such access and (ii) prevent unauthorized access, use, destruction, alteration or loss of information contained therein, including notifying its Personnel regarding the restrictions set forth in this Agreement and establishing appropriate policies designed to effectively enforce such restrictions.

(c)        US OPS and Purchaser shall, and shall cause their respective Affiliates to, access and use only those Systems of the other party and its Affiliates, and only such data and information within such Systems, to which they have been granted the right to access and use. Any party and its Affiliates shall have the right to deny specified Personnel of the other party or its Affiliates access to such first party’s or its Affiliates’ Systems, after prior written notice and consultation with the other party, in the event the party reasonably believes that such Personnel pose a security concern.

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Section 8.5    Viruses.  (a) US OPS shall, and shall cause each Provider to, use its commercially reasonable efforts consistent with its past practice and (b) Purchaser shall cause the Recipients to use their respective commercially reasonable efforts consistent with their respective past practice, in each case to prevent the introduction or coding of viruses or similar items into the Systems of the other party. In the event a virus or similar item is introduced into the Systems of a party, whether or not such introduction is attributable to the other party (including such other party’s failure to perform its obligations under this Agreement), the other party shall, as soon as practicable, use its commercially reasonable efforts to assist such party in reducing the effects of the virus or similar item, and if the virus or similar item causes a loss of operational efficiency or loss of data, upon such party’s request, work as soon as practicable to contain and remedy the problem and to restore lost data resulting from such introduction.

Section 8.6    Providers’ Software.  Except as authorized by this Agreement or by the other party’s express written consent, each party shall not, and shall cause its Affiliates not to, copy, modify, reverse engineer, decompile or in any way alter the software of the other party or its service providers.

Section 8.7    System Upgrades.  Subject to Section 3.1(a), the Providers shall not be required to purchase, upgrade, enhance or otherwise modify any Systems used by any Recipient as of the date hereof in connection with the Business.

ARTICLE IX

CONFIDENTIALITY

Section 9.1    Non-Disclosure.  Neither party shall, and each shall cause their Affiliates that are Providers or Recipients not to, make each other’s Confidential Information available in any form to any third party or use such Confidential Information for any purpose other than to exercise their and their Affiliates that are Providers or Recipients respective rights and perform their respective obligations under this Agreement. Each party shall, and shall cause its Affiliates that are Providers or Recipients to, hold each other’s Confidential Information in confidence and to take all reasonable steps to ensure that Confidential Information is not disclosed, distributed or used by its respective Personnel in breach of this Agreement. Without limiting the foregoing, each party shall, and shall cause its Affiliates that are Providers or Recipients to, take all precautions, but not less than those employed to protect such party’s own Confidential Information or less than the due diligence and care a reasonable person would be required to use, to prevent the Confidential Information of the other party from being disclosed, distributed or used, in whole or in part, by any person in breach of this Agreement.

Section 9.2    Disclosure to Personnel.  A party or its Affiliates may disclose any Confidential Information received from the other party to their respective Personnel who have a need to know it for purposes of the receiving party performing its obligations or

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exercising its rights hereunder, and who agree to protect the received Confidential Information from unauthorized use and disclosure and otherwise be subject to the provisions of Section 9.1 or substantially similar obligations with respect to the maintaining the confidentiality of such Confidential Information. The party disclosing such Confidential Information to its Personnel shall be responsible for any violation of this Article IX by such Personnel.

Section 9.3    Exceptions.  The obligation of confidentiality under this Agreement does not apply to a party’s Confidential Information that (a) is or becomes a part of the public domain through no act or omission of the other party, (b) is lawfully disclosed to the other party by a third party without restriction on disclosure or (c) is independently developed by the other party without use of or reference to the disclosing party’s Confidential Information, as shown by documents and other competent evidence in the other party’s possession.

Section 9.4    Disclosure Required by Law.  This Article IX will not be construed to prohibit disclosure of Confidential Information to the extent that such disclosure is required by Applicable Law or valid order of or examination by a court or other Governmental Authority; provided that a party who has been subpoenaed or otherwise compelled by an Applicable Law or court order to disclose Confidential Information (the “Responding Party”) shall, to the extent practicable, first have given reasonable prompt written notice to the other party of the receipt of any subpoena or other request for such disclosure and shall, if lawful, have made a reasonable effort, at the other party’s expense, to seek a protective order requiring that the Confidential Information so disclosed be used only for the purposes for which the order was issued. Notwithstanding the foregoing obligation of the Responding Party, nothing in this Article IX shall limit or restrict the ability of the other party to act on its own behalf and at its own expense to prevent or limit the required disclosure of Confidential Information.

ARTICLE X

INDEMNIFICATION

Section 10.1    Indemnification.  Subject to the limitations set forth in this Article X:

(a)        each party (the “Indemnifying Party”) agrees to indemnify, defend and hold harmless the other party, its Affiliates, successors and permitted assigns and their respective Representatives (collectively, the “Indemnified Parties”) from, against and in respect of any Losses asserted against, imposed on, sustained, incurred or suffered by an Indemnified Party to the extent arising from, based on or relating to (i) the Indemnifying Party’s or its Affiliates’ breach of this Agreement and (ii) the Indemnifying Party’s or its Affiliates’ fraud, gross negligence or willful misconduct related to this Agreement, except to the extent that such Losses are caused by the Indemnified Party; and

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(b)        US OPS (as the Indemnifying Party) agrees to indemnify, defend and hold harmless Purchaser, its Affiliates, successors and permitted assigns and their respective Representatives (collectively, as the Indemnified Parties) from, against and in respect of any Losses asserted against, imposed on, sustained, incurred or suffered by an Indemnified Party to the extent arising from, based on or relating to any claim that the Services or any assets used by the Indemnifying Party or its Providers to provide the Services infringe, misappropriate or violate the Intellectual Property rights of any third Person.

Section 10.2    Applicability of Purchase Agreement; No Double Recovery.  The limitations, procedures and qualifications set forth in Section 10.2 through Section 10.4, and Sections 10.5(c)-(g) of the Purchase Agreement shall apply to Losses indemnified under Section 10.1 of this Agreement. If any Losses are indemnified under Section 10.1 of the Purchase Agreement, the Indemnified Party shall not be entitled to indemnification with respect to such Losses pursuant to Section 10.1 of this Agreement.

Section 10.3    Exclusive Remedy.  The indemnities provided for in this Article X shall be, in the absence of fraud or intentional breach, the sole and exclusive remedy of the parties hereto and their respective Representatives and Affiliates for any breach of or inaccuracy in any representation or warranty or any breach, failure, nonfulfillment or default in the performance of any of the covenants or agreements contained in this Agreement, except, in each case, from the remedies of injunction and specific performance under Section 11.14.

Section 10.4    Disclaimer.  EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE PURCHASE AGREEMENT OR ANY ANCILLARY AGREEMENT, US OPS (a) MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE MATERIALS AND SERVICES PROVIDED HEREUNDER AND ALL SUCH MATTERS AND SERVICES ARE PROVIDED ON AN “AS IS” BASIS, AND (b) DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT OR FITNESS FOR A PARTICULAR PURPOSE.

Section 10.5    Limitations.  EXCEPT IN CONNECTION WITH (a) THIRD-PARTY CLAIMS THAT ARE SUBJECT TO INDEMNIFICATION HEREUNDER AND (b) CLAIMS ARISING OUT OF A PARTY’S OBLIGATIONS UNDER ARTICLE IX:

(i)        IN NO EVENT SHALL ANY PARTY BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, SPECIAL, EXEMPLARY, PUNITIVE, CONSEQUENTIAL OR CONTINGENT DAMAGES, LOST PROFITS, LOST REVENUES OR LOSSES ATTRIBUTABLE TO DIMINUTION OF VALUE THAT THE OTHER PARTY MAY INCUR

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BY REASON OF ITS HAVING ENTERED INTO OR RELIED UPON THIS AGREEMENT, OR IN CONNECTION WITH ANY OF THE SERVICES PROVIDED HEREUNDER OR THE FAILURE THEREOF, REGARDLESS OF THE FORM OF ACTION IN WHICH SUCH DAMAGES ARE ASSERTED, WHETHER IN CONTRACT OR TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, EVEN IF ADVISED OF THE POSSIBILITY OF THE SAME.

(ii)        IN NO EVENT SHALL EITHER PARTY’S LIABILITY TO THE OTHER PARTY UNDER THIS AGREEMENT EXCEED GREATER OF (A) THE PRIOR TWELVE (12) MONTHS’ FEES PAID HEREUNDER (WHICH SHALL BE CALCULATED ON AN ASSUMED BASIS FOR THE FIRST TWELVE (12) MONTHS AS IF ALL SERVICES CONTEMPLATED AS OF THE DATE HEREOF WERE FULLY PERFORMED), AND (B)
$ XXXXXXXX (redacted number). THE FOREGOING SHALL NOT PRECLUDE US OPS FROM RECOVERING ANY FEES DUE AND PAYABLE HEREUNDER.

ARTICLE XI

MISCELLANEOUS

Section 11.1    Force Majeure.  In the event that any Provider is wholly or partially prevented from, or delayed in, providing one or more Services, or one or more Services are interrupted or suspended, by reason of events beyond its reasonable control, including acts of God, act of Governmental Authority, act of the public enemy or due to fire, explosion, accident, floods, embargoes, epidemics, war, acts of terrorism, nuclear disaster, civil unrest and/or riots, civil commotion, insurrection, severe or adverse weather conditions, lack of or shortage of electrical power, malfunctions of equipment or software, or any other cause beyond the reasonable control of the Provider whose performance is affected by such event (each, a “Force Majeure Event”), the Provider shall promptly give notice of any such Force Majeure Event to the applicable Recipient and shall indicate in such notice the effect of such event on its ability to perform hereunder and the anticipated duration of such event. Such Provider shall not be obligated to deliver the affected Services for as long as such Force Majeure Event continues and Provider continues to use efforts consistent with industry standards and practices to recommence performance whenever and to whatever extent possible without delay, including through the use of alternate sources, workaround plans or other means, and the Recipient shall not be obligated to pay for any Services not delivered. During the duration of a Force Majeure Event, the Provider shall use commercially reasonable efforts to avoid or remove such Force Majeure Event, and shall use commercially reasonable efforts to resume its performance under this Agreement with the least practicable delay. The occurrence of a Force Majeure Event will not excuse, limit or

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otherwise affect any Provider’s obligation to provide normal recovery procedures or any other disaster recovery Services.

Section 11.2     Status of Parties.  This Agreement is not intended to create, nor will it be deemed or construed to create, any relationship between US OPS and Purchaser other than that of independent entities contracting with each other solely for the purpose of effecting the provisions of this Agreement. Neither US OPS nor Purchaser shall be construed to be the employer of the other.

Section 11.3     Notices.  All notices, requests, claims, demands and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given:

(a)         if to US OPS:

Sun Life Assurance Company of Canada – U.S. Operations Holdings Inc.

One Sun Life Executive Park

Wellesley Hills, MA 02481

Facsimile:        (781) 446-1117

Attention:        General Counsel

with copies (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Facsimile:	XXXXXXXX	(redacted facsimile number)
Attention:	XXXXXXXX	(redacted name)

(b)         if to Purchaser:

Delaware Life Holdings, LLC

401 Pennsylvania Pkwy

Suite 300

Indianapolis, IN 46280

Facsimile:	XXXXXXXX	(redacted facsimile number)
Attention:	XXXXXXXX	(redacted name)

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with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Facsimile:	XXXXXXXX	(redacted facsimile number)
Attention:	XXXXXXXX	(redacted name)

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, NW

Washington, DC 20005

Facsimile:	XXXXXXXX	(redacted facsimile number)
Attention:	XXXXXXXX	(redacted name)

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other party hereto in accordance with this Section 11.3. All such notices, requests, claims, demands and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request, claim, demand or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.4     Entire Agreement.  This Agreement (and the Purchase Agreement, the other Ancillary Agreements, the Confidentiality Agreement and the other agreements contemplated hereby and thereby, and the Exhibits and Schedules hereto and thereto) contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, written or oral, with respect thereto, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, and shall be interpreted without reference to any prior drafts hereof.

Section 11.5     Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies.  This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties hereto or their respective successors in interest, or, in the case of a waiver, by the party waiving compliance. No failure or delay on the part of any party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and, unless provided otherwise in this Agreement, are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.

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Section 11.6    Governing Law; Submission to Jurisdiction.

(a)        THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED THAT 6 DEL. C. § 2708, WHICH PROVIDES FOR ENFORCEMENT OF DELAWARE CHOICE OF LAW WHETHER OR NOT THERE ARE OTHER RELATIONSHIPS WITH DELAWARE, SHALL APPLY

(b)        Each of US OPS and Purchaser hereby irrevocably and unconditionally:

(i)    submits for itself and its property to the exclusive jurisdiction of the Delaware Court of Chancery, or if the Delaware Court of Chancery lacks jurisdiction of the subject matter, the United States District Court for the District of Delaware, or if both the Delaware Court of Chancery and the United States District Court for the District of Delaware lack jurisdiction of the subject matter, any court of competent jurisdiction sitting in the State of Delaware (together with any appellate courts therefrom, the “Permitted Courts”) in any action directly or indirectly arising out of this Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof, or any transaction contemplated by this Agreement;

(ii)    waives any objection that it may now or hereafter have, and agrees not to assert as a defense that (A) it is not subject to the jurisdiction of the Permitted Courts, (B) the action may not be brought or is not maintainable in the Permitted Courts or (C) the venue thereof may not be appropriate or convenient, that this Agreement may not be enforced in or by the Permitted Courts, or the courts of another jurisdiction may be more convenient;

(iii)    consents to and grants the Permitted Courts jurisdiction over the person of such parties and over the subject matter of any such dispute and agrees that mailing of process or other papers in connection with any action in the manner provided in Section 11.3 or in such other

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manner as may be permitted by law or applicable rules of procedure, shall be valid and sufficient service thereof;

(iv)    agrees that the final judgment of the Permitted Courts shall be enforceable in any court having jurisdiction over the relevant party or any of its assets; and

(i)    in any case between the parties that is proceeding before the Delaware Court of Chancery, waives any right to remove any action from the Delaware Court of Chancery to any federal court.

(c)        EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 11.6.

Section 11.7    Binding Effect; Assignment.  This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties and their respective successors, permitted assigns and legal representatives. Unless otherwise provided herein, neither this Agreement nor any right or obligation hereunder or thereunder, may be assigned by either of the parties (in whole or in part) without the prior written consent of the other party hereto provided, however, (a) a party, upon written notice to the other party, may assign this Agreement in whole as part of a corporate reorganization, consolidation or merger, (b) Purchaser, upon written notice to US OPS, may assign this Agreement in whole as part of a sale of substantially all of the assets relating to the Business and (c) each party, upon written notice to the other party, may assign to any controlled Affiliate all or a portion of its rights and obligations hereunder (including becoming a party to this Agreement), in each case without the consent of the other party hereto.

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Section 11.8    Severability.  Any term or provision of this Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable for any reason shall, as to that jurisdiction, be ineffective solely to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto. Upon such determination that any term or provision is invalid or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible. If any provision of this Agreement is determined by a court of competent jurisdiction to be so broad as to be unenforceable, that provision shall be interpreted to be only so broad as is enforceable.

Section 11.9    Interpretation.

(a)        The parties intend that the terms of this Agreement shall, to the fullest extent possible, be interpreted and applied consistently with the terms of the Purchase Agreement and the other Ancillary Agreements.

(b)        The parties acknowledge and agree that, except as specifically provided herein, they may pursue judicial remedies at law or in equity in the event of a dispute with respect to the interpretation or construction of this Agreement.

(c)        This Agreement shall be interpreted and enforced in accordance with the provisions hereof without the aid of any canon, custom or rule of law requiring or suggesting construction against the party drafting, or causing the drafting of, the provision in question.

Section 11.10    No Third-Party Beneficiaries.  Other than the rights granted to the Indemnified Parties under Section 10.1, nothing in this Agreement, the Purchase Agreement or the other Ancillary Agreements is intended or shall be construed to give any Person, other than the parties hereto, their successors and permitted assigns, any legal or equitable right, benefit, remedy or claim under or in respect of this Agreement, the Purchase Agreement or the other Ancillary Agreements or any provision contained herein.

Section 11.11    Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the parties hereto.

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Section 11.12     Headings.  The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

Section 11.13     Dollar References.  All references to dollars or “$” in this Agreement are to the currency of the United States.

Section 11.14    Specific Performance.  The parties agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. Accordingly, each of the parties agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which such party is entitled at law or in equity. The parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and the posting of any bond or other undertaking or security in connection therewith. Each party further agrees that (a) by seeking any remedy provided in this Section 11.14, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement and (b) nothing contained in this Section 11.14 shall require any party to institute any action for (or limit any party’s right to institute any action for) specific performance under this Section 11.14 before exercising any other right under this Agreement.

[Remainder of Page Intentionally Left Blank – Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SUN LIFE ASSURANCE COMPANY OF CANADA – U.S. OPERATIONS HOLDINGS INC.

By:

Name:
Title:

DELAWARE LIFE HOLDINGS, LLC

By:

Name:
Title:

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EXHIBIT A

Services

XXXXXXXXXXX (redacted in its entirety due to commercially sensitive information)

EXHIBIT B

Excluded Services

XXXXXXXXXXX (redacted in its entirety due to commercially sensitive information)

EXHIBIT C

Service Coordinators

XXXXXXXXXXX (redacted in its entirety due to commercially sensitive information)

Redacted

EXHIBIT J

FORM OF

PURCHASER TRANSITION SERVICES AGREEMENT

PURCHASER TRANSITION SERVICES AGREEMENT

by and between

SUN LIFE ASSURANCE COMPANY OF CANADA – U.S. OPERATIONS HOLDINGS INC.

and

DELAWARE LIFE HOLDINGS, LLC

Dated as of [            ], 2013

i

(Continued)

ii

(Continued)

iii

INDEX OF EXHIBITS

Exhibit A	Transition Services

Exhibit B	Service Coordinators

iv

PURCHASER TRANSITION SERVICES AGREEMENT

This PURCHASER TRANSITION SERVICES AGREEMENT (this “Agreement”), dated as of [            ], 2013, is entered into by and between Sun Life Assurance Company of Canada – U.S. Operations Holdings Inc., a Delaware corporation (“US OPS”), and Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware (“Purchaser”).

RECITALS:

WHEREAS, reference is made to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Purchase Agreement”), by and among Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation (“Holdco”), Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc., a Delaware corporation (“US OPS”), Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada) (“SLA”, and together with Holdco and US OPS, “Sellers”, and each of them, a “Seller”), Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware (“Purchaser”), and, solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 3.34, Section 5.5, Section 11.3 and Article XII, Sun Life Financial Inc., a Canadian corporation, and, solely for purposes of Article I, Section 2.1(a), Section 2.3(c), Section 2.3(k), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5, Section 5.35, Section 11.3 and Article XII, XXXXX, XXXXX and XXXXX (names redacted due to confidentiality); and

WHEREAS, US OPS desires that Purchaser perform certain services for the business of US OPS and its Affiliates, and Purchaser desires to perform such services as further set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and in reliance upon the representations, warranties, conditions and covenants contained herein, and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions. Capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed to those terms in the Purchase Agreement. The following terms shall have the respective meanings set forth below throughout this Agreement:

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(a)    “Action” means claims, actions, suits, litigation, controversies, arbitrations, formal investigations, formal inquiries, hearings, charges, complaints, demands or legal, administrative or other proceedings before or by any Governmental Authority.

(b)    “Affiliate” means, with respect to any Person, at the time in question, any other Person, directly or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person. For the avoidance of doubt, unless otherwise specified herein, the Transferred Companies shall be deemed “Affiliates” of Purchaser (and not Sellers) with respect to periods after the date hereof; it being understood, that for purposes of this definition, no Seller shall be deemed to be an Affiliate of Purchaser.

(c)    “Agreement” has the meaning set forth in the preamble.

(d)    “Ancillary Agreements” has the meaning set forth in the Purchase Agreement.

(e)    “Applicable Law” means any Law applicable to the Person, place, property or situation in question.

(f)    “Business” has the meaning set forth in the Purchase Agreement.

(g)    “Business Day” means any day other than a Saturday, Sunday, a day on which banking institutions in the City of Toronto or the City of New York are permitted or obligated by Applicable Law to be closed or a day on which the Toronto Stock Exchange or New York Stock Exchange is closed for trading.

(h)    “Change” has the meaning set forth in Section 3.1(b).

(i)    “Confidential Information” means any information of a party, its Affiliates, members, licensors, consultants, service providers, advisors or agents that is identified in writing at the time of disclosure as confidential or proprietary, as well as any information that, based on the circumstances under which it was disclosed, a reasonable person would believe to be confidential or proprietary. Confidential Information includes trade secrets; pricing data; employee information; customer personal information; cost information; supplier information; financial and tax matters; third-party contract terms; inventions; know-how; processes; methods; models; technical information; schedules; code; ideas; concepts; data; software and business plans (regardless of whether such information is identified as confidential). For the avoidance of doubt, Recipient Information is Confidential Information of the applicable Recipient.

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(j)    “Confidentiality Agreement” means the confidentiality agreement, dated June 4, 2012, by and between US OPS and Guggenheim Corporate Funding, LLC.

(k)    “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

(l)    “Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day on such transactions received by Sellers from three (3) unaffiliated federal funds brokers of recognized standing selected by them.

(m)    “Fees” has the meaning set forth in Section 5.1.

(n)    “Force Majeure Event” has the meaning set forth in Section 11.1.

(o)    “Governmental Authority” means any United States or non-United States governmental, legislative, judicial, administrative or regulatory authority, agency, commission, board, body, court or entity or any instrumentality thereof, whether federal, provincial, state or local, or any arbitral body or panel, including any quasi-governmental entity with competent jurisdiction, including any Self-Regulatory Organization and any such supranational body.

(p)    “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

(q)    “Holdco” has the meaning set forth in the first recital.

(r)    “Indemnified Parties” has the meaning set forth in Section 10.1.

(s)    “Indemnifying Party” has the meaning set forth in Section 10.1(a).

(t)    “Intellectual Property” means all intellectual property and proprietary rights of every kind and description in any jurisdiction throughout the world, whether registered or unregistered, including all United States and foreign (i) patents, patent applications, invention disclosures, provisional patent applications (including any and all divisions, continuations, continuations-in-part, divisionals, re-examinations, extensions and reissues thereof); (ii) Name and

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Source Identifiers (including any goodwill associated therewith); (iii) copyrights (including registrations and applications therefor); (iv) trade secrets and all other confidential and proprietary information, ideas, know-how, inventions, processes, formulae, models and methodologies; (v) rights in computer programs (whether in source code, object code, or other form), algorithms, compilations and data, technology supporting the foregoing and all documentation relating to the foregoing; and (vi) all rights and remedies against past, present and future infringement, misappropriation or other violation of any of the foregoing.

(u)    “Law” means any law, treaty, convention, code, statute, ordinance, directive, rule, regulation, common law, decree, agency requirement, administrative interpretation, Permit or Governmental Order of, or any Regulatory Agreement with, any Governmental Authority.

(v)    “Losses” means losses (including losses attributable to reasonably foreseeable lost profits), Taxes, liabilities, damages, costs, charges, expenses (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys’, actuaries’, accountants’ and other professionals’ fees, disbursements and expenses), settlement payments, awards, judgments, fines, interest and penalties.

(w)    “Name and Source Identifiers” means trade, corporate or business names, trademarks, service marks, domain names, acronyms, tag-lines, slogans, logos, trade dress, design rights and any other name or source identifiers (including registrations and applications therefor) and any goodwill associated therewith, any and all common law rights therein, and registrations and applications for registration thereof, and all reissues, extensions and renewals of any of the foregoing.

(x)    “Permits” means qualifications, licenses, permits, orders, consents, approvals, registrations, authorizations, exemptions or waivers issued or granted by Governmental Authorities.

(y)    “Permitted Courts” has the meaning set forth in Section 11.6.

(z)    “Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, limited liability company, limited liability partnership, trust, unincorporated organization, governmental, judicial or regulatory body, business unit, division or other legal entity.

(aa)    “Personnel” means, with respect to any party, (i) the employees, officers and directors of such party or its Affiliates or (ii) agents, accountants, attorneys, independent contractors and other third parties engaged by such party or its Affiliates.

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(bb)    “Provider” means Purchaser or any Affiliate or third party service provider that Purchaser directs to provide the Transition Services pursuant to the terms of this Agreement in its sole discretion.

(cc)    “Purchase Agreement” has the meaning set forth in the first recital.

(dd)    “Purchaser” has the meaning set forth in the preamble.

(ee)    “Recipient” means US OPS and its Affiliates that, during the 120 days prior to the date hereof, received from the Transferred Employees services equivalent to the Transition Services that are to be provided under this Agreement.

(ff)    “Recipient Information” has the meaning set forth in Section 4.2.

(gg)    “record hold order” has the meaning set forth in Section 7.3.

(hh)    “Regulatory Agreement” means any written agreement, consent agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or any Governmental Order by, or any supervisory letter from, any Governmental Authority.

(ii)    “Representative” of a Person means the directors, officers, employees, advisers, agents, consultants, independent accountants, independent actuaries, financial advisors, counsel or other representatives of such Person.

(jj)    “Responding Party” has the meaning set forth in Section 9.4.

(kk)    “Security Incident” has the meaning set forth in Section 8.3.

(ll)    “Security Regulations” means a party’s and its Affiliates’ security policies, procedures and requirements, as amended from time to time.

(mm)    “Self-Regulatory Organization” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act, (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market or (iii) any other exchange or corporation or similar self-regulatory body or organization.

(nn)    “Sellers” has the meaning set forth in the first recital.

(oo)    “Service Coordinator” has the meaning set forth in Section 3.2.

(pp)    “SLA” has the meaning set forth in the first recital.

(qq)    “Systems” has the meaning set forth in Section 8.4(a).

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(rr)    “Tax” (or “Taxes” as the context may require) means any tax, however denominated, imposed by any United States or foreign federal, state, local, municipal, territorial or provincial government or any agency or political subdivision of any such government (a “Taxing Authority”), including any net income, alternative or add-on minimum, gross income, gross receipts, premium, sales, use, gains, goods and services, production, documentary, recording, social security, unemployment, disability, employee withholding, welfare, workers’ compensation, estimated, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, capital stock, net worth, occupation, business license, personal or real property, environmental or windfall profit tax, and any premiums, custom, duty, levy, tariff, impost or other tax, governmental fee or other like assessment or charge, but not including guaranty fund assessments, together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority relating to the assessment or collection thereof.

(ss)    “Termination Date” has the meaning set forth in Section 6.1.

(tt)    “Transferred Companies” has the meaning set forth in the Purchase Agreement.

(uu)    “Transferred Employees” has the meaning set forth in the Purchase Agreement.

(vv)    “Transition Services” has the meaning set forth in Section 2.1.

(ww)    “TSA Records” has the meaning set forth in Section 7.1.

(xx)    “US OPS” has the meaning set forth in the preamble.

(yy)    “VAT” has the meaning set forth in Section 5.4.

Section 1.2 Other Definitional Provisions.

(a)    For purposes of this Agreement, the words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole unless otherwise indicated.

(b)    Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate.

(c)    Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”

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(d)    Whenever used in this Agreement, the masculine gender shall include the feminine and neuter genders.

(e)    All references herein to Articles, Sections and Exhibits shall be deemed references to Articles and Sections of, and Exhibits to, this Agreement unless the context shall otherwise require.

(f)    References to “party” or “parties” hereto mean US OPS or Purchaser.

(g)    Any reference herein to any statute, agreement or document, or any section thereof, shall, unless otherwise expressly provided herein, be a reference to such statute, agreement, document or section as amended, modified or supplemented (including any successor section) and in effect from time to time.

(h)    Any agreement referred to herein shall include reference to all exhibits, schedules and other documents or agreements attached thereto, including by waiver or consent, and references to all attachments thereto and instruments incorporated therein.

(i)    All terms defined in this Agreement shall have the defined meaning when used in any Exhibit, certificate or other documents attached hereto, in each case including instruments incorporated therein, or made or delivered pursuant hereto unless otherwise defined therein.

(j)    Each representation, warranty, covenant, agreement and condition contained in this Agreement shall have independent significance.

ARTICLE II

TRANSITION SERVICES

Section 2.1    Transition Services. Purchaser shall, and shall cause the other Providers to, provide to the Recipients the services set forth on Exhibit A attached hereto (collectively, the “Transition Services”), each in accordance with the terms and conditions of this Agreement, including any terms specific to any Transition Service set forth on Exhibit A. Each Transition Service shall be provided from and after the date hereof, unless a different date is specified as the commencement date on Exhibit A, and shall continue for the period set forth on Exhibit A until the applicable Termination Date for each Transition Service in accordance with Section 6.1.

Section 2.2    Process. The parties shall mutually agree upon a method with regard to each of the Transition Services provided by which Recipients may request and Purchaser may approve such Transition Services.

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Section 2.3    Transferred Employees. A Recipient may request that a Transition Service be provided by a specific Transferred Employee. Purchaser shall consider such request in good faith and, to the extent reasonably practicable and taking into consideration such Transferred Employee’s other employment duties, shall cause such Transferred Employee to provide such Transition Service; provided that such obligation shall not apply if such Transferred Employee is no longer employed by a Provider.

Section 2.4    Subcontracting. No subcontracting will release Purchaser from its responsibility for its and each Provider’s obligations under this Agreement. Purchaser will be the Recipients’ sole point of contact with respect to the Transition Service. Purchaser shall remain liable and responsible for each Provider’s and any subcontractor’s compliance with and breach of the terms of this Agreement, and for all acts and omissions of such Persons.

Section 2.5    No Effect on Purchase Agreement. Nothing in this Agreement shall be deemed to alter or waive any rights or obligations under Section 5.2(c) of the Purchase Agreement, and any access or assistance that is the subject of such Section shall be solely governed by the provisions of such Section.

ARTICLE III

SERVICE LEVELS; SERVICE COORDINATORS

Section 3.1    Quality of Services.

(a)    Purchaser shall, and shall cause the other Providers to, perform the Transition Services (i) in a professional and workmanlike manner and (ii) in accordance with Applicable Law.

(b)    Subject to Section 3.1(a), a Provider may, from time to time, reasonably supplement, modify, upgrade, substitute or otherwise alter (“Change”) the manner in which it provides any Transition Service, including taking any physical or information security measures with respect to such Transition Service; provided that to the extent that any such Change is reasonably likely to modify, substitute or otherwise alter the receipt or use of such Transition Service, Purchaser shall provide US OPS with reasonable advance written notice of the implementation of the Change to the extent practicable under the circumstances.

(c)    If a Change is required by Applicable Law or is necessary or advisable to address an actual or threatened Security Incident, a Provider shall make any and all changes to the Transition Services reasonably necessary to comply with Applicable Law and any changes thereto or to respond to such Security Incident; provided that (i) the Provider shall provide US OPS such reasonable advance written notice as may be practicable of the implementation of any such Change and (ii) the Provider and US OPS shall use reasonable best

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efforts to develop a modification to the applicable Transition Service or workaround to ensure that the Recipients continue to receive, to the maximum extent practicable, the benefit of the affected Transition Service.

(d)    A Provider need not provide any Transition Service if it is not permitted to do so by Applicable Law or any policies and/or procedures of such Provider designed to respond to Applicable Law; provided that (i) the Provider shall provide US OPS such reasonable advance written notice as may be practicable of the effect of such Applicable Law, policy or procedure and (ii) the Provider and US OPS shall use reasonable best efforts to develop a modification to the applicable Transition Service or workaround to ensure that the Recipients continue to receive, to the maximum extent practicable, the benefit of the affected Transition Service.

Section 3.2    Service Coordinators. US OPS and Purchaser shall each nominate a representative to act as the primary contact person with respect to the performance of the Transition Services (each, a “Service Coordinator”). Unless otherwise agreed upon by the parties, the parties shall direct all communications relating to this Agreement and the Transition Services to the Service Coordinators. The initial Service Coordinators for US OPS and Purchaser, including their contact information, are set forth on Exhibit B. Either party may replace its Service Coordinator at any time by providing notice in accordance with Section 11.3.

Section 3.3    Personnel. Each Provider shall employ Personnel (including by use of subcontractors) with the experience or skill appropriate to perform the Transition Services in accordance with the terms of this Agreement; provided that no Provider shall be obligated to maintain the employment of any specific employee.

Section 3.4    TSA Committee. The TSA committee formed under the terms of the Transition Services Agreement entered into by the parties on the date hereof shall address any issues arising in connection with the Transition Services.

ARTICLE IV

PROPERTIES; NDAS

Section 4.1    Title to Properties; License.

(a)    All Systems, facilities and other resources (other than data or Intellectual Property) owned by a party, its Affiliates or third parties and used in connection with the provision or receipt of the Transition Services, as applicable, shall remain the property of such party, its Affiliates or third parties.

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(b)    Any Intellectual Property owned by a party, its Affiliates or third-party vendors used in connection with the provision or receipt of the Transition Services, as applicable, shall remain the property of such party, its Affiliates, or third-party vendors; provided that any data or Intellectual Property created pursuant to a Transition Service on behalf of a Recipient or provided to a Provider by a Recipient in connection with the Transition Services shall be owned by the applicable Recipient.

(c)    Each party grants, and shall cause its Affiliates to grant, to the other party and its Affiliates a fully paid-up, royalty-free, non-exclusive, non-transferable, worldwide license, during the term of this Agreement, to use the Intellectual Property owned by such party or its Affiliates only to the extent necessary for the other party and its Affiliates to provide or receive the Transition Services, as applicable. Other than the license granted to a party and its Affiliates pursuant to the preceding sentence or as otherwise agreed in writing, neither party nor its Affiliates shall have any right, title or interest in the Intellectual Property owned by the other party or its Affiliates.

Section 4.2    Data Recovery. If Provider, following the date hereof, intends to discontinue or deactivate any System on which is stored data or other information relating to a Recipient, its Affiliates or customers (the “Recipient Information”), or if Provider, following the date hereof, otherwise intends to erase, delete, destroy or discard any such data or information, Provider shall provide at least thirty (30) days prior notice to US OPS and shall permit US OPS or its designee, at US OPS’s expense, to access such System(s) for the purpose of copying the Recipient Information; provided that any time within thirty (30) days prior to the expiration or termination of this Agreement or a Transition Service, Provider shall, at US OPS’s request, permit US OPS or its designee, at US OPS’s expense, to access any applicable System(s) for the purpose of copying the Recipient Information.

Section 4.3    Non-Disclosure Agreements. To the extent that any third-party proprietor of information or software to be disclosed or made available to a Recipient in connection with performance of the Transition Services requires a specific form of non-disclosure agreement as a condition of such third party’s consent to use the same for the benefit of the Recipient or to permit the Recipient access to such information or software, the Recipient shall, as a condition to the receipt of such portion of the Transition Services, execute (and shall cause its Personnel to execute, if required) any such form.

ARTICLE V

FEES

Section 5.1    Fees. US OPS shall pay to Purchaser a fee for the Transition Services calculated at XXXXX percent (XX%) (fee percentage redacted) of the applicable Provider’s then-

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current rate card (the “Fees”). For the avoidance of doubt, such Fees are the Providers’ sole and exclusive fees and charges for the Transition Services.

Section 5.2    Invoices. For as long as any Provider is obligated to perform any Transition Services, Purchaser shall submit in writing, within ten (10) days after the end of each month, to US OPS, an invoice setting forth the monthly Fees due under such invoice. Each invoice shall include reasonably sufficient detail to enable US OPS to determine the accuracy of such invoice.

Section 5.3    Payment. US OPS shall pay the undisputed monthly Fees shown on an invoice no later than thirty (30) days after receipt of the invoice. Any undisputed amount not received by Purchaser within such thirty (30)-day period shall bear interest from and including the last date of such thirty (30)-day period to, but excluding, the date of payment, computed at the Federal Funds Rate.

Section 5.4    Sales Tax, etc. Purchaser shall be entitled to invoice and collect from US OPS, and US OPS shall pay to Purchaser, in addition to the Fees, all state, local and foreign sales Tax, value added Tax (“VAT”), goods and services Tax and similar Tax with respect to the provision of the Transition Services. Purchaser shall timely remit any such Taxes collected from US OPS to the appropriate Taxing Authorities. US OPS shall timely pay to the appropriate Taxing Authorities any such Taxes that are not required by Applicable Law to be, and are not, charged by Purchaser to US OPS with respect to the provision of the Transition Services. In the event of any dispute between the parties with respect to any sales Tax, VAT, goods and services Tax or similar Tax with respect to the provision of the Transition Services, US OPS and Purchaser shall each have the right to seek an administrative or judicial determination from the applicable Taxing Authority. US OPS and Purchaser shall reasonably cooperate with each other and take any action to provide or make available any information reasonably requested (and with a sufficient level of detail) in order to minimize any sales Tax, VAT, goods and services Tax or similar Tax with respect to the provision of the Transition Services. US OPS shall be responsible for any liabilities imposed as a result of any sales Tax, VAT, goods and services Tax or similar Tax audit conducted by any Taxing Authority with respect to the provision of the Transition Services to the extent such liabilities were imposed solely as a result of US OPS’s failure to pay to Purchaser such sales Tax, VAT, goods and services Tax or similar Tax. US OPS shall be entitled to any refund on any sales Tax, VAT, goods and services Tax or similar Tax with respect to the provision of the Transition Services for which US OPS paid amounts pursuant to this Section 5.4.

Section 5.5    Withholding. US OPS and its agents shall be entitled to deduct or withhold from any amounts payable pursuant to this Agreement such amounts as may be required to be deducted or withheld thereon under United States federal, state, local or foreign Tax Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

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ARTICLE VI

TERM AND TERMINATION

Section 6.1    Term of Transition Services. With respect to each of the Transition Services, the term thereof will be for a period commencing as of the date hereof and continuing for a period specified in Exhibit A (each a “Termination Date”), unless terminated sooner or extended pursuant to Section 6.2.

Section 6.2    Termination of Transition Services. Any one of the Transition Services may be terminated, in whole or in part, by US OPS in its sole discretion, at any time during the term of this Agreement upon thirty (30) days’ prior written notice to Purchaser; provided that in the case of an early termination with respect to any Transition Service, (a) US OPS shall reimburse Purchaser for any reasonable and documented direct costs and out-of-pocket third-party fees and expenses (including termination fees) applicable to the provision of the terminated Transition Service for the full term to the extent such costs cannot reasonably be avoided by Purchaser following such notification, and (B) in the case of a partial termination of a Transition Service, the monthly Fee for the remaining Transition Service shall be reduced by an amount commensurate with the reduction of Providers’ resources, workload and expense in providing such Transition Service. All such monies shall be due and payable to Purchaser in accordance with Section 5.2 through Section 5.5.

Section 6.3    Term of Agreement. This Agreement shall terminate upon the earlier of (a) termination or expiration of the term of the final remaining Transition Service set forth on Exhibit A and (b) termination in accordance with Section 6.4; provided that no such termination shall affect any rights or obligations of either party accruing prior to such termination.

Section 6.4    Termination of Agreement.

(a)    This Agreement or any Transition Service may be terminated by US OPS upon written notice to Purchaser (which notice, in the case of material breach, shall specify the basis for such claim for breach), if:

(i)    Purchaser or its Affiliates materially breaches this Agreement and such breach is not cured, to the reasonable satisfaction of US OPS, within thirty (30) days of receipt of the written notice described in clause (a) above, or

(ii)    Purchaser files for bankruptcy, is the subject of an involuntary filing for bankruptcy, makes a general assignment for the benefit of creditors, or becomes or is declared insolvent, or a receiver is appointed for, or a court approves reorganization proceedings on, Provider.

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(b)    This Agreement or any Transition Service may be terminated by Purchaser upon written notice to US OPS if US OPS fails to pay a material portion of any undisputed invoice when due and fails to cure such nonpayment within thirty (30) days of receipt of such written notice thereof.

Section 6.5    Effect of Termination. Upon any termination or expiration of this Agreement or any Transition Service provided hereunder:

(a)    each party shall, and shall cause its Affiliates to, as soon as practicable, return to the other party any equipment and other property of the other party, its Affiliates and their respective third-party service providers that is in the party’s or its Affiliates’ possession or control (and, in case of termination of a specific Transition Service or Transition Services, only the equipment and other property that is used solely in connection with the provision or receipt of such Transition Service or Transition Services);

(b)    to the extent not already delivered or planned to be delivered pursuant to the Books and Records Plan established pursuant to the Purchase Agreement, each party shall, and shall cause its Affiliates to, within ninety (90) days after any such termination or expiration, at its cost, deliver, destroy or permanently delete, all Confidential Information of the other party (including, in the case of Providers, any Recipient Information held by any such Provider) received hereunder, held by it or its Affiliates or its or their Personnel, including any copies and embodiments thereof and shall certify compliance with the foregoing to the other party (and, in case of termination of a specific Transition Service or Transition Services, only the Confidential Information that is used solely in connection with the provision or receipt of such Transition Service or Transition Services); provided that each party may retain copies of Confidential Information of the other party that are required to be retained by Applicable Law or audit requirements or that are created pursuant to any automated archiving or back-up procedures that cannot reasonably be deleted, which such retention shall, for the avoidance of doubt, continue to be subject to Article IX; and

(c)    the license granted in Section 4.1 shall terminate (and, in case of termination of a specific Transition Service or Transition Services, only to the extent such license was necessary solely for the provision or receipt of such Transition Service or Transition Services).

Section 6.6    Survival. The following Articles and Sections shall survive the termination or expiration of this Agreement, including the rights and obligations of each party thereunder: Article I; Article V (for Fees outstanding as of the date of such termination or expiration); Article VII, Article IX; Article X; Article XI (except for Section 11.1); Section 4.1; Section 4.2; Section 6.5; this Section 6.6; and Section 8.3(b).

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ARTICLE VII

BOOKS AND RECORDS

Section 7.1    Books and Records. Purchaser shall, and shall cause the other Providers to, maintain true and complete books and records of all transactions pertaining to, and all data used by each Provider in the performance of, the Transition Services in accordance with its policies for retaining business records for its other businesses (the “TSA Records”). The TSA Records shall be maintained (a) in a format in which comparable books and records are maintained by such Provider for its own business, (b) in accordance with any and all Applicable Laws and (c) for a minimum of six (6) years following the creation thereof.

Section 7.2    Access. Purchaser shall, and shall cause the other Providers to, make the TSA Records and facilities used to provide the Transition Services available to each Recipient and the auditors or other Representatives thereof, and in any event to any Governmental Authority, during normal business hours on reasonable prior notice, for review, inspection, examination and, at Recipient’s expense, reproduction, provided that access to such facilities shall be limited to the purposes of verifying compliance with this Agreement, reviewing security, disaster recovery and backup procedures, complying with Applicable Law, or such other purpose as may be agreed by the parties. Access to such TSA Records and facilities shall be exercised (a) by a Recipient and its authorized Representatives in a manner that shall not interfere unreasonably with the normal operations of any Provider and (b) in the case of an audit of such records by or on behalf of a Recipient, not more than once in any twelve (12)-month period unless otherwise required by Applicable Law or requested by a Governmental Authority or for good cause. In connection with such review of TSA Records and facilities, and upon reasonable prior notice, each Recipient shall have the right to discuss matters relating to the TSA Records and facilities with the Personnel of the applicable Provider who are maintaining the TSA Records and facilities and providing the Transition Services during regular business hours and without undue disruption of the normal operations of such Provider. No Recipient shall have access to any TSA Records or facilities, and no Provider shall be required to provide access or disclose information, when such access or disclosure would constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s counsel, would constitute a waiver of any such privilege; provided, however, that, in order to facilitate access to such information the parties shall or shall cause their Affiliates to enter into a customary joint defense agreement or common interest agreement with the requesting party or one or more of its Affiliates with respect to any information requested to be provided. Recipient’s rights under this Section 7.2 shall continue for so long as TSA Records are required to be maintained by Provider under Section 7.1.

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Section 7.3    Legal Hold. In the event that US OPS or a Recipient issues a “record hold order” in writing to a Provider in connection with an Action, such Provider shall retain all books and records that are required to be subject to such “record hold order” until Purchaser terminates such order in writing or the resolution of the Action becomes final and non-appealable, and shall provide US OPS with reasonable assistance in accessing and retrieving such books and records. US OPS shall promptly notify Purchaser when the record hold order is terminated or no longer applicable.

ARTICLE VIII

ACCESS AND SECURITY

Section 8.1    Access. Subject to Section 8.4, each party shall, and shall cause its Affiliates to, provide the other party, its Affiliates and their respective Personnel access to such party’s and its Affiliates’ facilities and Personnel but only as necessary for the delivery or receipt of the Transition Services hereunder, as applicable.

Section 8.2    Work Policy. If the Personnel of a party or its Affiliates, in providing or receiving the Transition Services, as applicable, visit or work at a site or facility of the other party or its Affiliates, such party shall cause such Personnel to comply with the other party’s and its Affiliates’ safety and Security Regulations applicable to such site or facility. Except as otherwise agreed to by the parties, each party’s and its Affiliates’ Personnel shall observe the working hours, working rules, and holiday schedules of the other party and its Affiliates while working on the premises of the other party.

Section 8.3    Security; Breaches.

(a)    Each Provider shall maintain Security Regulations in connection with all Systems and facilities used in connection with providing the Transition Services, which Security Regulations shall be at least as protective of the Recipients’ businesses as those that Providers have in place for their own businesses.

(b)    In the event that either party or any of its Affiliates or their respective Personnel discovers (i) any material breach of its Security Regulations or of the Systems or facilities used to provide the Transition Services, (ii) any breach or threatened breach of its Security Regulations that involves or may reasonably be expected to involve unauthorized access, disclosure or use of the other party’s Confidential Information, or (iii) any law enforcement or Governmental Authority investigation or inquiry into suspected misuse or abuse of a Provider’s Systems or the loss of any physical device that may have contained the other party’s Confidential Information (each of (i), (ii) and (iii), a “Security Incident”), such party shall, at its own cost, (A) if permitted by Applicable Law, promptly (both orally, if practicable, and in any event in writing)

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notify the other party of any Security Incident (provided that, in the case of a threatened breach of Security Regulations, such party shall only be required to notify the other party of such Security Incident if such threat is different from the types of threats experienced in the normal course of business) and (B) fully cooperate with the other party (1) to take all reasonable measures necessary or advisable to control and contain the security of such Confidential Information, (2) to remedy any such Security Incident, including using reasonable best efforts to identify and address any root causes for such Security Incident, (3) to furnish full details of the Security Incident to and keep such other party advised of all material measures taken and other developments with respect to such Security Incident, (4) in any litigation or formal action with third parties or in connection with any regulatory, investigatory or other Action of any Governmental Authority and (5) in notifying the other party’s customers and Personnel and other appropriate Persons of the Security Incident to the extent requested by the other party.

Section 8.4    Systems Security.

(a)    If US OPS, Purchaser, their Affiliates or their respective Personnel receive access to any of US OPS’s, Purchaser’s or their respective Affiliates’, as applicable, computer systems or software (“Systems”) in connection with the Transition Services, the accessing party or its Personnel, as the case may be, shall comply with all of such other party’s and its Affiliates’ Security Regulations of which written copies have been provided to such accessing party prior to the date hereof, and will use reasonable care not to tamper with, compromise or circumvent any security or audit measures employed by such other party. For the avoidance of doubt, nothing in this Section 8.4 and no party’s Security Regulations shall limit each party’s rights and obligations with respect to the provision and receipt of the Transition Services hereunder.

(b)    Each party shall, and shall cause its Affiliates to, as required by Applicable Law, (i) ensure that only those of its Personnel who are specifically authorized to have access to the Systems of the other party or its Affiliates gain such access and (ii) prevent unauthorized access, use, destruction, alteration or loss of information contained therein, including notifying its Personnel regarding the restrictions set forth in this Agreement and establishing appropriate policies designed to effectively enforce such restrictions.

(c)    US OPS and Purchaser shall, and shall cause their respective Affiliates to, access and use only those Systems of the other party and its Affiliates, and only such data and information within such Systems, to which they have been granted the right to access and use. Any party and its Affiliates shall have the right to deny specified Personnel of the other party or its Affiliates access to such first party’s or its Affiliates’ Systems, after prior written notice and

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consultation with the other party, in the event the party reasonably believes that such Personnel pose a security concern.

Section 8.5    Viruses. (a) Purchaser shall, and shall cause each Provider to, use its commercially reasonable efforts consistent with its past practice and (b) Purchaser shall cause the Recipients to use their respective commercially reasonable efforts consistent with their respective past practice, in each case to prevent the introduction or coding of viruses or similar items into the Systems of the other party. In the event a virus or similar item is introduced into the Systems of a party, whether or not such introduction is attributable to the other party (including such other party’s failure to perform its obligations under this Agreement), the other party shall, as soon as practicable, use its commercially reasonable efforts to assist such party in reducing the effects of the virus or similar item, and if the virus or similar item causes a loss of operational efficiency or loss of data, upon such party’s request, work as soon as practicable to contain and remedy the problem and to restore lost data resulting from such introduction.

Section 8.6    Providers’ Software. Except as authorized by this Agreement or by the other party’s express written consent, each party shall not, and shall cause its Affiliates not to, copy, modify, reverse engineer, decompile or in any way alter the software of the other party or its service providers.

Section 8.7    System Upgrades. Subject to Section 3.1(a), the Providers shall not be required to purchase, upgrade, enhance or otherwise modify any Systems used by any Recipient as of the date hereof in connection with its business.

ARTICLE IX

CONFIDENTIALITY

Section 9.1    Non-Disclosure. Neither party shall, and each shall cause their Affiliates that are Providers or Recipients not to, make each other’s Confidential Information available in any form to any third party or use such Confidential Information for any purpose other than to exercise their and their Affiliates that are Providers or Recipients respective rights and perform their respective obligations under this Agreement. Each party shall, and shall cause its Affiliates that are Providers or Recipients to, hold each other’s Confidential Information in confidence and to take all reasonable steps to ensure that Confidential Information is not disclosed, distributed or used by its respective Personnel in breach of this Agreement. Without limiting the foregoing, each party shall, and shall cause its Affiliates that are Providers or Recipients to, take all precautions, but not less than those employed to protect such party’s own Confidential Information or less than the due diligence and care a reasonable person would be required to use, to prevent the Confidential Information of the other party from being disclosed, distributed or used, in whole or in part, by any person in breach of this Agreement.

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Section 9.2    Disclosure to Personnel. A party or its Affiliates may disclose any Confidential Information received from the other party to their respective Personnel who have a need to know it for purposes of the receiving party performing its obligations or exercising its rights hereunder, and who agree to protect the received Confidential Information from unauthorized use and disclosure and otherwise be subject to the provisions of Section 9.1 or substantially similar obligations with respect to the maintaining the confidentiality of such Confidential Information. The party disclosing such Confidential Information to its Personnel shall be responsible for any violation of this Article IX by such Personnel.

Section 9.3    Exceptions. The obligation of confidentiality under this Agreement does not apply to a party’s Confidential Information that (a) is or becomes a part of the public domain through no act or omission of the other party, (b) is lawfully disclosed to the other party by a third party without restriction on disclosure or (c) is independently developed by the other party without use of or reference to the disclosing party’s Confidential Information, as shown by documents and other competent evidence in the other party’s possession.

Section 9.4    Disclosure Required by Law. This Article IX will not be construed to prohibit disclosure of Confidential Information to the extent that such disclosure is required by Applicable Law or valid order of or examination by a court or other Governmental Authority; provided that a party who has been subpoenaed or otherwise compelled by an Applicable Law or court order to disclose Confidential Information (the “Responding Party”) shall, to the extent practicable, first have given reasonable prompt written notice to the other party of the receipt of any subpoena or other request for such disclosure and shall, if lawful, have made a reasonable effort, at the other party’s expense, to seek a protective order requiring that the Confidential Information so disclosed be used only for the purposes for which the order was issued. Notwithstanding the foregoing obligation of the Responding Party, nothing in this Article IX shall limit or restrict the ability of the other party to act on its own behalf and at its own expense to prevent or limit the required disclosure of Confidential Information.

ARTICLE X

INDEMNIFICATION

Section 10.1    Indemnification. Subject to the limitations set forth in this Article X, each party (the “Indemnifying Party”) agrees to indemnify, defend and hold harmless the other party, its Affiliates, successors and permitted assigns and their respective Representatives (collectively, the “Indemnified Parties”) from, against and in respect of any Losses asserted against, imposed on, sustained, incurred or suffered by an Indemnified Party to the extent arising from, based on or relating to (i) the Indemnifying Party’s or its Affiliates’ breach of this Agreement and (ii) the Indemnifying Party’s or its Affiliates’ fraud, gross negligence or willful misconduct related to this Agreement, except to the extent that such Losses are caused by the Indemnified Party.

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Section 10.2    Applicability of Purchase Agreement; No Double Recovery. The limitations, procedures and qualifications set forth in Section 10.2 through Section 10.4, and Sections 10.5(c)-(g) of the Purchase Agreement shall apply to Losses indemnified under Section 10.1 of this Agreement. If any Losses are indemnified under Section 10.1 of the Purchase Agreement, the Indemnified Party shall not be entitled to indemnification with respect to such Losses pursuant to Section 10.1 of this Agreement.

Section 10.3    Exclusive Remedy. The indemnities provided for in this Article X shall be, in the absence of fraud or intentional breach, the sole and exclusive remedy of the parties hereto and their respective Representatives and Affiliates for any breach of or inaccuracy in any representation or warranty or any breach, failure, nonfulfillment or default in the performance of any of the covenants or agreements contained in this Agreement, except, in each case, from the remedies of injunction and specific performance under Section 11.14.

Section 10.4    Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE PURCHASE AGREEMENT OR ANY ANCILLARY AGREEMENT, PURCHASER (a) MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE MATERIALS AND TRANSITION SERVICES PROVIDED HEREUNDER AND ALL SUCH MATTERS AND TRANSITION SERVICES ARE PROVIDED ON AN “AS IS” BASIS, AND (b) DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT OR FITNESS FOR A PARTICULAR PURPOSE.

Section 10.5    Limitations. EXCEPT IN CONNECTION WITH (a) THIRD-PARTY CLAIMS THAT ARE SUBJECT TO INDEMNIFICATION HEREUNDER AND (b) CLAIMS ARISING OUT OF A PARTY’S OBLIGATIONS UNDER ARTICLE IX:

(i)    IN NO EVENT SHALL ANY PARTY BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, SPECIAL, EXEMPLARY, PUNITIVE, CONSEQUENTIAL OR CONTINGENT DAMAGES, LOST PROFITS, LOST REVENUES OR LOSSES ATTRIBUTABLE TO DIMINUTION OF VALUE THAT THE OTHER PARTY MAY INCUR BY REASON OF ITS HAVING ENTERED INTO OR RELIED UPON THIS AGREEMENT, OR IN CONNECTION WITH ANY OF THE TRANSITION SERVICES PROVIDED HEREUNDER OR THE FAILURE THEREOF, REGARDLESS OF THE FORM OF ACTION IN WHICH SUCH DAMAGES ARE ASSERTED, WHETHER IN CONTRACT OR TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, EVEN IF ADVISED OF THE POSSIBILITY OF THE SAME.

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(ii)    IN NO EVENT SHALL EITHER PARTY’S LIABILITY TO THE OTHER PARTY UNDER THIS AGREEMENT EXCEED THE PRIOR TWELVE (12) MONTHS’ FEES PAID HEREUNDER (WHICH SHALL BE CALCULATED ON AN ASSUMED BASIS FOR THE FIRST TWELVE (12) MONTHS AS IF ALL TRANSITION SERVICES CONTEMPLATED AS OF THE DATE HEREOF WERE FULLY PERFORMED). THE FOREGOING SHALL NOT PRECLUDE PURCHASER FROM RECOVERING ANY FEES DUE AND PAYABLE HEREUNDER.

ARTICLE XI

MISCELLANEOUS

Section 11.1    Force Majeure. In the event that any Provider is wholly or partially prevented from, or delayed in, providing one or more Transition Services, or one or more Transition Services are interrupted or suspended, by reason of events beyond its reasonable control, including acts of God, act of Governmental Authority, act of the public enemy or due to fire, explosion, accident, floods, embargoes, epidemics, war, acts of terrorism, nuclear disaster, civil unrest and/or riots, civil commotion, insurrection, severe or adverse weather conditions, lack of or shortage of electrical power, malfunctions of equipment or software, or any other cause beyond the reasonable control of the Provider whose performance is affected by such event (each, a “Force Majeure Event”), the Provider shall promptly give notice of any such Force Majeure Event to the applicable Recipient and shall indicate in such notice the effect of such event on its ability to perform hereunder and the anticipated duration of such event. Such Provider shall not be obligated to deliver the affected Transition Services for as long as such Force Majeure Event continues and Provider continues to use efforts consistent with industry standards and practices to recommence performance whenever and to whatever extent possible without delay, including through the use of alternate sources, workaround plans or other means, and the Recipient shall not be obligated to pay for any Transition Services not delivered. During the duration of a Force Majeure Event, the Provider shall use commercially reasonable efforts to avoid or remove such Force Majeure Event, and shall use commercially reasonable efforts to resume its performance under this Agreement with the least practicable delay. The occurrence of a Force Majeure Event will not excuse, limit or otherwise affect any Provider’s obligation to provide normal recovery procedures or any other disaster recovery Transition Services.

Section 11.2    Status of Parties. This Agreement is not intended to create, nor will it be deemed or construed to create, any relationship between US OPS and Purchaser other than that of independent entities contracting with each other solely for the purpose of effecting the provisions of this Agreement. Neither US OPS nor Purchaser shall be construed to be the employer of the other.

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Section 11.3    Notices. All notices, requests, claims, demands and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given:

(a)	if to US OPS:

Sun Life Assurance Company of Canada – U.S. Operations Holdings Inc.

One Sun Life Executive Park

Wellesley Hills, MA 02481

Facsimile:	(781) 446-1117
Attention:	General Counsel

with copies (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Facsimile:	XXXXXXXXX (redacted facsimile number)
Attention:	XXXXXXXXX (redacted name)

(b)	if to Purchaser:

Delaware Life Holdings, LLC

401 Pennsylvania Pkwy

Suite 300

Indianapolis, IN 46280

Facsimile:	XXXXXXXX (redacted facsimile number)
Attention:	XXXXXXXXX (redacted name)

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Facsimile:	XXXXXXXXX (redacted facsimile number)
Attention:	XXXXXXXXX (redacted name)

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, NW

Washington, DC 20005

Facsimile:	XXXXXXXX (redacted facsimile number)
Attention:	XXXXXXXXX (redacted name)

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or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other party hereto in accordance with this Section 11.3. All such notices, requests, claims, demands and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request, claim, demand or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.4    Entire Agreement. This Agreement (and the Purchase Agreement, the other Ancillary Agreements, the Confidentiality Agreement and the other agreements contemplated hereby and thereby, and the Exhibits and Schedules hereto and thereto) contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, written or oral, with respect thereto, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, and shall be interpreted without reference to any prior drafts hereof.

Section 11.5    Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties hereto or their respective successors in interest, or, in the case of a waiver, by the party waiving compliance. No failure or delay on the part of any party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and, unless provided otherwise in this Agreement, are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.

Section 11.6    Governing Law; Submission to Jurisdiction.

(a)    THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED THAT 6 DEL. C. § 2708, WHICH PROVIDES FOR ENFORCEMENT OF DELAWARE CHOICE OF LAW WHETHER OR NOT THERE ARE OTHER RELATIONSHIPS WITH DELAWARE, SHALL APPLY

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(b)    Each of US OPS and Purchaser hereby irrevocably and unconditionally:

(i)    submits for itself and its property to the exclusive jurisdiction of the Delaware Court of Chancery, or if the Delaware Court of Chancery lacks jurisdiction of the subject matter, the United States District Court for the District of Delaware, or if both the Delaware Court of Chancery and the United States District Court for the District of Delaware lack jurisdiction of the subject matter, any court of competent jurisdiction sitting in the State of Delaware (together with any appellate courts therefrom, the “Permitted Courts”) in any action directly or indirectly arising out of this Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof, or any transaction contemplated by this Agreement;

(ii)    waives any objection that it may now or hereafter have, and agrees not to assert as a defense that (A) it is not subject to the jurisdiction of the Permitted Courts, (B) the action may not be brought or is not maintainable in the Permitted Courts or (C) the venue thereof may not be appropriate or convenient, that this Agreement may not be enforced in or by the Permitted Courts, or the courts of another jurisdiction may be more convenient;

(iii)    consents to and grants the Permitted Courts jurisdiction over the person of such parties and over the subject matter of any such dispute and agrees that mailing of process or other papers in connection with any action in the manner provided in Section 11.3 or in such other manner as may be permitted by law or applicable rules of procedure, shall be valid and sufficient service thereof;

(iv)    agrees that the final judgment of the Permitted Courts shall be enforceable in any court having jurisdiction over the relevant party or any of its assets; and

(v)    in any case between the parties that is proceeding before the Delaware Court of Chancery, waives any right to remove any action from the Delaware Court of Chancery to any federal court.

(c)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY,

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INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 11.6.

Section 11.7    Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties and their respective successors, permitted assigns and legal representatives. Unless otherwise provided herein, neither this Agreement nor any right or obligation hereunder or thereunder, may be assigned by either of the parties (in whole or in part) without the prior written consent of the other party hereto provided, however, (a) a party, upon written notice to the other party, may assign this Agreement in whole as part of a corporate reorganization, consolidation or merger, (b) Purchaser, upon written notice to US OPS, may assign this Agreement in whole as part of a sale of substantially all of the assets relating to the Business and (c) each party, upon written notice to the other party, may assign to any controlled Affiliate all or a portion of its rights and obligations hereunder (including becoming a party to this Agreement), in each case without the consent of the other party hereto.

Section 11.8    Severability. Any term or provision of this Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable for any reason shall, as to that jurisdiction, be ineffective solely to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto. Upon such determination that any term or provision is invalid or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible. If any provision of this Agreement is determined by a court of competent jurisdiction to be so broad as to be unenforceable, that provision shall be interpreted to be only so broad as is enforceable.

Section 11.9    Interpretation.

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(a)    The parties intend that the terms of this Agreement shall, to the fullest extent possible, be interpreted and applied consistently with the terms of the Purchase Agreement and the other Ancillary Agreements.

(b)    The parties acknowledge and agree that, except as specifically provided herein, they may pursue judicial remedies at law or in equity in the event of a dispute with respect to the interpretation or construction of this Agreement.

(c)    This Agreement shall be interpreted and enforced in accordance with the provisions hereof without the aid of any canon, custom or rule of law requiring or suggesting construction against the party drafting, or causing the drafting of, the provision in question.

Section 11.10    No Third-Party Beneficiaries. Other than the rights granted to the Indemnified Parties under Section 10.1, nothing in this Agreement, the Purchase Agreement or the other Ancillary Agreements is intended or shall be construed to give any Person, other than the parties hereto, their successors and permitted assigns, any legal or equitable right, benefit, remedy or claim under or in respect of this Agreement, the Purchase Agreement or the other Ancillary Agreements or any provision contained herein.

Section 11.11    Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the parties hereto.

Section 11.12    Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

Section 11.13    Dollar References. All references to dollars or “$” in this Agreement are to the currency of the United States.

Section 11.14    Specific Performance. The parties agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. Accordingly, each of the parties agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which such party is entitled at law or in equity. The parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and the posting of any bond or other undertaking or security in connection therewith. Each party further agrees that (a) by seeking any remedy provided in this Section 11.14, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement and (b) nothing contained in this Section 11.14 shall require any party to institute any action for (or limit

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any party’s right to institute any action for) specific performance under this Section 11.14 before exercising any other right under this Agreement.

[Remainder of Page Intentionally Left Blank – Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SUN LIFE ASSURANCE COMPANY OF CANADA – U.S. OPERATIONS HOLDINGS INC.

By:
Name:
Title:

DELAWARE LIFE HOLDINGS, LLC

By:
Name:
Title:

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EXHIBIT A

Transition Services

EXHIBIT B

Service Coordinators

Exhibit K

[Reserved]

Redacted

EXHIBIT L

FORM OF

MTN ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this “Escrow Agreement”) is entered into as of [—], 2013 by and among Sun Life Assurance Company of Canada (U.S.), a stock life insurance company organized under the laws of the State of Delaware (“SLUS”), Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation (“Holdco”), and [NAME OF ESCROW AGENT]1, as escrow agent (the “Escrow Agent”). Each of SLUS and Holdco shall constitute an “Acquisition Party” and together, the “Acquisition Parties.” Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to such terms in the Stock Purchase Agreement (as defined below).

WHEREAS, in connection with the issuances of Medium Term Notes (the “Notes”) by Sun Life Financial Global Funding III, L.P. (the “Issuer”) in September 2006, SLUS (a) issued two funding agreements (the “Funding Agreements”) with an aggregate deposit amount of $900,000,000 to Sun Life Financial Global Funding III, L.L.C. (the “LLC”), which Funding Agreements form the principal funding source for the Issuer to pay interest and principal on the Notes, (b) issued an unencumbered demand note and/or a pledged demand note (collectively, the “Demand Notes”) with an aggregate principal amount of $100,000,000 to the LLC, which Demand Notes are intended to support the capital of the Issuer, and (c) entered into an ISDA Master Agreement (including Schedule, Confirmations and related documents thereto), dated September 19, 2006, and as amended, restated, supplemented or waived from time to time (the “LLC Swap”);

WHEREAS, the Issuer and Deutsche Bank AG, New York Branch (“DB”) have entered into an ISDA Master Agreement (including Schedule, Confirmations and related documents thereto), dated September 19, 2006, and as amended, restated, supplemented or waived from time to time (the “DB Swap”);

WHEREAS, Holdco, Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc. (“US OPS”), Sun Life Assurance Company of Canada, Delaware Life Holdings, LLC (the “Purchaser”), Sun Life Financial Inc. (solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 3.34, Section 4.7, Section 5.5, Section 5.36, Section 11.3 and Article XII) have entered into that certain Stock Purchase Agreement with XXXXX, XXXXX and XXXXX (names redacted due to confidentiality) (solely for purposes of Article I, Section 2.1(a) Section 2.3(c), Section 2.3(k), Section 3.34, Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5, Section 5.35, Section 11.3 and Article XII) dated as of December 17, 2012 (the “Stock Purchase Agreement”);

WHEREAS, pursuant to the Stock Purchase Agreement, at the Closing, the Sellers thereunder will cause SLUS to deposit with the Escrow Agent amounts equal to the sum of:

[1]	A financial institution to be agreed by Holdco and Purchaser (as defined in the Stock Purchase Agreement).

(a) $900,000,000 (the “MTN Deposit Amount”), representing the full deposit amount of the Funding Agreements, which is required to be paid by SLUS on the Maturity Date (as defined in the Funding Agreements, the “Maturity Date”);

(b) $100,000,000 (the “Demand Note Principal Amount”), representing the aggregate principal amount of the Demand Notes;

(c) $[—] (the “Estimated Demand Note Interest Amount”), representing the sum of (1) the accrued but unpaid interest on the Demand Notes from and including the last Interest Payment Date (as defined in the Demand Notes) to but excluding the Closing Date, and the interest that will accrue and be payable on the Demand Notes from and including the Closing Date to but excluding the first succeeding Interest Payment Date (the “Next Interest Payment Date”) and (2) the aggregate of the remaining interest amounts that would be payable on the Demand Notes from and including the Next Interest Payment Date to but excluding October 6, 2013 (determined pursuant to the terms of the Demand Notes) assuming a rate of Three-Month LIBOR (as defined below) plus 100 bps;

(d) $[—] (the “FA Spread Amount”), representing the aggregate of all remaining amounts due and payable with respect to the FA Spread (as defined in the Funding Agreements) on the Funding Agreements on each remaining Reference Payment Date (as defined in the Funding Agreements),

(e) $[—] (the “Swap Amount”), representing an amount equal to the sums of all amounts with respect to the remaining Fixed Amount (as defined in the LLC Swap) scheduled to be due and payable on each remaining Fixed Rate Payer Payment Date (as defined in the LLC Swap) under the LLC Swap, and

(f) $[—] (the “Additional Escrow Amount”), representing an amount equal to a Fixed Amount with respect to one Fixed Rate Payer Payment Date under the LLC Swap (the MTN Deposit Amount, the Demand Note Principal Amount, the Estimated Demand Note Interest Amount, the FA Spread Amount, the Swap Amount and the Additional Escrow Amount are collectively referred to herein as the “Escrow Amounts”);

WHEREAS, “Three-Month LIBOR” herein means the rate expressed as a percentage per annum for deposits in United States dollars for a three-month period that appears on Reuters LIBOR01 (or successor page) as of 11:00 a.m. (London time) on the London business day immediately preceding the Closing Date;

WHEREAS, the Estimated Demand Note Interest Amount is intended to be greater than the actual aggregate remaining interest amounts payable on the Demand Notes from and including the last Interest Payment Date to but excluding October 6, 2013 (determined pursuant to the terms of the Demand Notes);

WHEREAS, (1) Holdco will agree herein to pay to the Escrow Agent amounts equal to any shortfall in such escrow account (including without limitation any shortfall related to the Estimated Demand Note Interest Amount being less than the actual interest amount payable on the Demand Notes for any interest rate period); (2) pursuant to the Stock Purchase

Agreement, the Sellers (as defined therein), including Holdco, are required to indemnify, defend and hold harmless any Purchaser Indemnified Party (as defined therein) from and against any Losses (as defined therein) asserted against, imposed on or sustained, incurred or suffered by any Purchaser Indemnified Party to the extent arising from, based on or relating to, among other things, any Excluded Liability (as defined therein) or any other matter related to the Medium-Term Note Program (as defined therein); and (3) in connection with the transactions contemplated by the Stock Purchase Agreement, simultaneously with the execution of the Stock Purchase Agreement, Sun Life Financial issued that certain Guaranty in favor of Purchaser in respect of Holdco’s and US OPS’ obligations under the Stock Purchase Agreement; and

WHEREAS, the execution and delivery of this Escrow Agreement is a condition to the obligations of the Acquisition Parties under the Stock Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.        Appointment.  The parties hereby nominate, constitute and appoint the Escrow Agent to hold the Escrow Amounts in the Escrow Accounts in accordance with the terms and conditions hereinafter set forth.

2.        Agreement of Escrow Agent.

(a)        The Escrow Agent hereby agrees to act as escrow agent in accordance with the terms, conditions and instructions contained in this Escrow Agreement. The Escrow Agent shall not be subject to, nor required to comply with, any other agreement between or among any party hereto or to which any party hereto is a party, even though reference thereto may be made herein, or to comply with any direction or instruction (other than those contained herein or delivered in accordance with this Escrow Agreement) from any such party or any entity acting on their behalf.

(b)        Holdco and Escrow Agent agree to enter into a Pledge Agreement, to be entered into on the even date, between Holdco and Escrow Agent (the “Pledge Agreement”), pursuant to which Escrow Agent will grant Holdco a security interest in the Escrow Accounts. Notwithstanding anything herein, upon receipt of a Notice of Exclusive Control (as defined in the Pledge Agreement) from Holdco, Escrow Agent will cease to comply with the instructions of SLUS and will only comply with the instructions of Holdco. Unless an “Event of Exclusive Control” (as defined in the Pledge Agreement) has occurred and is continuing or would be caused by any action of SLUS, Holdco will not give the Escrow Agent a Notice of Exclusive Control.

(c)        The Escrow Agent will not be liable to SLUS for complying with a Notice of Exclusive Control, entitlement order or other direction originated by Holdco, even if SLUS notifies the Escrow Agent that Holdco is not legally entitled to issue the entitlement order, Notice of Exclusive Control or other direction. The Escrow Agent need not investigate whether Holdco is entitled to give an entitlement order, Notice of Exclusive Control or other direction.

3.    Formation of Escrow Accounts.

(a)    Concurrently with the execution and delivery of this Escrow Agreement, SLUS shall have irrevocably transferred to the Escrow Agent, the MTN Deposit Amount, the Demand Note Principal Amount, the Estimated Demand Note Interest Amount, the FA Spread Amount, the Swap Amount and the Additional Escrow Amount, each by wire transfer of immediately available funds, to be held in accordance with the terms and conditions hereinafter set forth.

(b)    All parties hereto agree and acknowledge that, other than as described in Section 3(a) above, SLUS shall have no obligation to transfer or make any payment to the Escrow Agent pursuant to the terms of this Escrow Agreement or otherwise.

(c)    The Escrow Agent shall hold and safeguard each of:

(i)    the MTN Deposit Amount, together with any dividends, distributions, interest and gains earned or realized thereon, in an escrow account with account number [        ] (the “MTN Deposit Account”),

(ii)    the Demand Note Principal Amount and the Estimated Demand Note Interest Amount, together with any dividends, distributions, interest and gains earned or realized thereon, in an escrow account with account number [        ] (the “Demand Note Account”),

(iii)    the FA Spread Amount, together with any dividends, distributions, interest and gains earned or realized thereon, in an escrow account with account number [        ] (the “FA Spread Account”), and

(iv)    the Swap Amount and the Additional Escrow Amount, together with any dividends, distributions, interest and gains earned or realized thereon or paid with respect therewith, and any amount deposited by DB (as directed by SLUS) to the Escrow Agent from time to time with respect to the Swap Amount, in an escrow account with account number [        ] (the “Swap Account,” collectively with the MTN Deposit Account, the Demand Note Account and the FA Spread Account the “Escrow Accounts”).

(d)    The Escrow Agent shall hold all amounts subject to this Escrow Agreement in the Escrow Accounts (the “Escrow Funds”) pursuant to the terms herein and shall only release the Escrow Funds in accordance with the terms and conditions hereinafter set forth.

4.    Administration of Escrow Accounts.

(a)    The Escrow Agent warrants and undertakes that, unless specifically authorized to do so in accordance with the provisions hereof, it will not give up the custody and safekeeping of the Escrow Funds.

(b)    During the term of this Escrow Agreement, the Escrow Funds shall be invested in any of the following investments (collectively, “Permitted Investments”), in each case, at the sole direction of Holdco (provided that if Holdco does not provide such written direction concerning such Permitted Investments, then any uninvested cash balance of the Escrow Funds shall be invested in the Permitted Investments described in (i) below, if available):

(i)    direct obligations of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) for the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the option of the issuer thereof; or

(ii)    any other investment that is approved in writing by Holdco and SLUS and available to the Escrow Agent, and which the Escrow Agent is able to administer in accordance with the terms of this Escrow Agreement in the ordinary course of its operations.

(c)    The Escrow Agent shall have no obligation to invest or reinvest the property held in escrow on the day of deposit if all or a portion of such property is deposited with the Escrow Agent after 11:00 AM Eastern Time. Such property is to be invested or reinvested no later than the following day on which commercial banks are open for business in New York (a “Business Day”). Instructions to invest or reinvest that are received after 11:00 AM Eastern Time will be treated as if received on the following Business Day. The Escrow Agent shall have the power to sell or liquidate the foregoing investments, upon written instructions of Holdco (which may be standing instructions) whenever the Escrow Agent shall be required to distribute amounts from the escrow property pursuant to the terms of this Escrow Agreement. Requests or instructions received after 11:00 AM Eastern Time by the Escrow Agent to liquidate all or any portion of the escrowed property will be treated as if received on the following Business Day. Any losses or gains incurred on such investment and reinvestment of the Escrow Funds shall be debited against or credited to the Escrow Funds. The Escrow Agent shall have no liability for any loss sustained as a result of any investment in a Permitted Investment or any investment made pursuant to the instructions of Holdco or as a result of any liquidation of any investment prior to its maturity or for the failure of Holdco to give the Escrow Agent instructions to invest or reinvest the Escrow Funds. The parties to this Escrow Agreement acknowledge that non-deposit investment products are not obligations of, or guaranteed, by neither the Escrow Agent nor any of its affiliates; are not FDIC-insured; and are subject to investment risks, including the possible loss of principal amount invested. Only deposits in United States banks are subject to FDIC insurance.

(d)    The Escrow Amounts shall be held by the Escrow Agent as escrow funds and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party hereto.

5.    Payments from Escrow Accounts.

(a)    On the date hereof, as promptly as reasonably practicable after the transfer described in Section 3(a), the Escrow Agent shall transfer an amount equal to $[—] to DB, which amount is to be debited from the Swap Account and is pledged to DB as collateral to secure the Issuer’s obligation to make payments to DB in accordance with the DB Swap.

(b)    Not later than the fifth (5th) Business Day prior to each remaining Fixed Rate Payer Payment Date (as defined in the LLC Swap), Holdco will deliver a written notice (each, a

“Swap Direction Notice”) to the Escrow Agent and SLUS setting forth (i) the date of the Fixed Rate Payer Payment Date, (ii) the amount of the “Fixed Amount” that is due and payable on the LLC Swap on such Fixed Rate Payer Payment Date (the “Fixed Amount Payment”), and (iii) the account of the LLC to which amounts representing such Fixed Amount Payment shall be transferred in satisfaction of SLUS’s obligations in connection therewith. Upon receipt of such Swap Direction Notice and in accordance with the foregoing, the Escrow Agent shall, at least three Business Days prior to the relevant Fixed Rate Payer Payment Date, (if applicable) liquidate investments in the Swap Account in an amount equal to the relevant Fixed Amount Payment and shall transfer such liquidated amount on behalf of SLUS by wire transfer of immediately available funds to the LLC in accordance with the Swap Direction Notice. In the event the amounts in the Swap Account are insufficient to make the Fixed Amount Payment, the Escrow Agent shall notify Holdco at least two Business Days prior to the relevant Fixed Rate Payer Payment Date, and Holdco shall deposit amounts at least equal to such shortfall with the Escrow Agent prior to such payment date, which amounts the Escrow Agent will use to make the relevant Fixed Amount Payment to the LLC in accordance with the Swap Direction Notice.

(c)    Not later than the fifth (5th) Business Day prior to each remaining Reference Payment Date (including, for the avoidance of doubt, the Maturity Date), Holdco will deliver a written notice (each, an “FA Spread Direction Notice”) to the Escrow Agent and SLUS setting forth (i) the date of such Reference Payment Date, (ii) the amount of the FA Spread that is due and payable on the Funding Agreements on such Reference Payment Date (the “FA Spread Payment”), and (iii) the account of the LLC to which amounts representing such FA Spread Payment shall be transferred in satisfaction of SLUS’s obligations in connection therewith. Upon receipt of such FA Spread Direction Notice and in accordance with the foregoing, the Escrow Agent shall, at least three Business Days prior to the relevant Reference Payment Date, liquidate investments in the FA Spread Account in an amount equal to the relevant FA Spread Payment and shall transfer such liquidated amount on behalf of SLUS by wire transfer of immediately available funds to the LLC in accordance with the FA Spread Direction Notice. In the event the amounts in the FA Spread Account are insufficient to make the FA Spread Payment, the Escrow Agent shall notify Holdco at least two Business Days prior to the relevant Reference Payment Date, and Holdco shall deposit amounts at least equal to such shortfall with the Escrow Agent prior to such payment date, which amounts the Escrow Agent will use to make the relevant FA Spread Payment to the LLC in accordance with the FA Spread Direction Notice.

(d)    Not later than the fifth (5th) Business Day prior to the Maturity Date, Holdco will deliver a written notice (each, a “Principal Direction Notice”) to the Escrow Agent and SLUS setting forth (i) the date of the Maturity Date, (ii) the Funding Account Balance (as defined in the Funding Agreements, but excluding any interest due and payable on the Funding Agreements to the extent included in an FA Spread Direction Notice) due and payable on the Notes on such Reference Payment Date (the “Principal Payment”), and (iii) the account of the LLC to which amounts representing such Principal Payment shall be transferred in satisfaction of SLUS’s obligations in connection therewith. Upon receipt of a Principal Direction Notice in accordance with the foregoing, the Escrow Agent shall, at least three Business Days prior to the Maturity Date, liquidate investments in the MTN Deposit Account in an amount equal to the Principal Payment and shall transfer such liquidated amount on behalf of SLUS by wire transfer of immediately available funds to the paying agent in accordance with the Principal Direction Notice. In the event the amounts in MTN Deposit Account are insufficient to make the Principal

Payment, the Escrow Agent shall notify Holdco at least two Business Days prior to the relevant Reference Payment Date, and Holdco shall deposit amounts at least equal to such shortfall with the Escrow Agent prior to such payment date, which amounts the Escrow Agent will use to make the relevant Principal Payment to the LLC in accordance with the Principal Direction Notice.

(e)    From time to time, to the extent that any amounts are due and payable by SLUS on the Demand Notes, including in respect of both interest and principal thereunder, Holdco will deliver, not later than the fifth (5th) Business Day prior to the date such amount is due, written notice (each, a “Demand Note Direction Notice”) to the Escrow Agent and SLUS setting forth (i) the date such amount is due and payable by SLUS, (ii) the amount that is due and payable by SLUS (the “Demand Note Payment”), and (iii) the account of the LLC to which amounts representing such Demand Note Payment shall be transferred in satisfaction of SLUS’s obligations in connection therewith. Upon receipt of a Demand Notice Direction Notice in accordance with the foregoing, the Escrow Agent shall, at least three Business Days prior to the relevant payment date, liquidate investments in the Demand Note Account in an amount equal to the Demand Notice Obligation and shall transfer such liquidated amount on behalf of SLUS by wire transfer of immediately available funds to the LLC in accordance with the Demand Note Direction Notice. In the event the amounts in the Demand Note Account are insufficient to make the Demand Note Payment, the Escrow Agent shall notify Holdco at least two Business Days prior to the relevant payment date, and Holdco shall deposit amounts at least equal to such shortfall with the Escrow Agent prior to such payment date, which amounts the Escrow Agent will use to make the relevant Demand Note Payment to the LLC in accordance with the Demand Note Direction Notice.

(f)    Following the Maturity Date (but in no event later than the tenth Business Day thereafter), if there is any outstanding amount in the Escrow Accounts (such amount, the “Excess Escrow Funds”) after the Escrow Agent has made the relevant payments as set forth in Section 5 above, and no fee set forth in Section 9 is due and payable to the Escrow Agent by Holdco, the Escrow Agent shall, at the instructions of Holdco and SLUS, release such Excess Escrow Funds to Holdco.

(g)    Notwithstanding the foregoing, in the event that Holdco notifies the Escrow Agent and SLUS that an “Event of Default” (as defined in the Indenture) with respect to the Notes has occurred and is continuing, the parties agree that the Escrow Agent shall only liquidate investments in the Escrow Accounts and make payments from such Escrow Accounts at the joint written instructions of Holdco and SLUS. “Indenture” for this purpose means the Indenture among Sun Life Financial Global Funding III, L.P., Sun Life Financial Global Funding III, U.L.C., Sun Life Financial Global Funding III, L.L.C., and JPMorgan Chase Bank, N.A., as indenture trustee, dated as of September 5, 2006, as amended, supplemented, or otherwise modified from time to time.

6.    Withholding.  The Escrow Agent shall be entitled to deduct and withhold from any Earnings, or from any payment to Holdco, any amounts that are required to be deducted and withheld with respect thereto under the Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld, they shall be treated as having been paid to the party from which they were withheld.

7.    Term.  This Escrow Agreement shall terminate upon the latest to occur of (i) delivery by Holdco to SLUS and the Escrow Agent of a certification that the obligations of SLUS in respect its obligations under the Funding Agreements, the Demand Notes and the LLC Swap have been satisfied and (ii) such time as no amounts are held in any of the Escrow Accounts.

8.    Account Opening Information/TINs.

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT For accounts opened in the United States:

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When an account is opened, the Escrow Agent shall ask for information that will allow it to identify relevant parties, including, but not limited to, SLUS’s and Holdco’s name, physical address, tax identification number and other information that will help the Escrow Agent to identify and verify SLUS’s and Holdco’s identity such as organizational documents, certificate of good standing, license to do business, or other pertinent identifying information. Each of SLUS and Holdco agrees that the Escrow Agent cannot open the Escrow Accounts hereunder unless and until the Escrow Agent verifies SLUS’s and Holdco’s identity in accordance with the Escrow Agent’s Customer Identification Program requirements under the USA PATRIOT Act and its implementing regulations.

The parties hereto shall provide the Escrow Agent with a properly completed and executed IRS Form W-8 or W-9, as applicable, prior to execution of the Escrow Agreement. All interest and any other income, gains or losses earned or incurred by the Escrow Funds shall be treated for all tax purposes as earned by SLUS, and shall be reported as such by SLUS (which will be deemed the owner of the account). It is understood that the Escrow Agent is only responsible for income reporting and not any other type of reporting. The Escrow Agent does not have any interest in the Escrow Funds deposited hereunder but is serving as escrow holder only and having only possession thereof. SLUS shall pay or reimburse the Escrow Agent upon request for any transfer taxes or other taxes relating to the Escrow Funds incurred in connection herewith and SLUS shall indemnify and hold harmless the Escrow Agent any amounts that it is obligated to pay in the way of such taxes. Any payments of income from the Escrow Accounts shall be subject to withholding regulations then in force with respect to United States taxes. It is understood that the Escrow Agent shall be responsible for income reporting only with respect to income earned on investment of funds which are a part of the Escrow Funds and is not responsible for any other reporting. This Section 8 shall survive notwithstanding any termination of this Escrow Agreement or the resignation or removal of the Escrow Agent.

9.    Compensation and Reimbursement of Escrow Agent.  The Escrow Agent shall be entitled to the fees set forth in a separate agreement among the Escrow Agent and Holdco for the performance of services by the Escrow Agent hereunder. Holdco shall be responsible for and shall reimburse the Escrow Agent upon demand for all expenses, disbursements and advances incurred or made by the Escrow Agent in connection with this Escrow Agreement. Holdco shall pay all activity charges as per the Escrow Agent’s current fee schedule. If any fees, expenses or costs incurred by, or any obligations owed to, the Escrow Agent hereunder are not promptly paid when due, the Escrow Agent may reimburse itself therefor from the Escrow Funds and may sell, convey or otherwise dispose of any assets in the Escrow Funds for such purpose. Except as provided in this Section 9, the Escrow Agent shall not apply or use any portion of assets in the Escrow Accounts, to or in satisfaction of any claim or right it or any of its affiliates has or may have against Holdco, SLUS or any of their respective affiliates.

10.    Replacement of Escrow Agent.

(a)    The Escrow Agent may resign its duties and obligations hereunder by giving to SLUS and Holdco written notice to that effect, but its resignation shall not become effective until a successor escrow agent shall have been appointed by mutual agreement, in writing, of SLUS and Holdco. In the event the Escrow Agent is dissolved, becomes bankrupt or is otherwise incapable of acting hereunder, SLUS and Holdco shall within fifteen Business Days of the occurrence of the event which renders the Escrow Agent incapable of performing hereunder, by mutual consent, appoint a new escrow agent. In the event SLUS and Holdco are unable to agree upon a successor escrow agent within fifteen Business Days after receipt of the Escrow Agent’s written resignation or within fifteen Business Days after the occurrence of the event which renders the Escrow Agent incapable of performing hereunder, the Escrow Agent shall have the right but not the obligation to petition a court of competent jurisdiction to appoint a bank or other financial institution experienced in such matters as successor escrow agent. The costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Escrow Agent in connection with such proceeding shall be paid by Holdco. The Escrow Agent shall, upon receipt of a joint written instruction of SLUS and Holdco, deliver the Escrow Funds plus copies of applicable records in the possession of the Escrow Agent to any such successor escrow agent.

(b)    SLUS and Holdco shall have the power at any time by mutual consent to remove the Escrow Agent upon 5 calendar days’ prior written notice. Such removal shall take effect upon delivery of the Escrow Funds plus copies of applicable records in the possession of the Escrow Agent to a successor escrow agent designated in a joint written instruction. The Escrow Agent shall deliver the Escrow Funds, without unreasonable delay after receiving notice of the designation of such successor escrow agent or hold such Escrow Funds (or any portion thereof), pending distribution, until all such fees, costs and expenses or other obligations are paid.

(c)    Upon the appointment of a successor escrow agent under this Section 10, the successor escrow agent shall be deemed to be the Escrow Agent for all purposes of this Escrow Agreement; and, upon delivery of the Escrow Funds and applicable records, the previous Escrow Agent shall have no further duties or responsibilities hereunder and shall be released from any and all liability hereunder for any actions occurring after its replacement.

11.    Concerning the Escrow Agent.  Notwithstanding any provision contained herein to the contrary, the Escrow Agent, including its officers, directors, employees and agents, shall:

(a)    not be liable for any action taken or omitted under this Escrow Agreement so long as it shall have acted in good faith and without gross negligence or willful misconduct;

(b)    have no responsibility to inquire into or determine the accuracy, completeness, genuineness, authenticity, or sufficiency of any securities, checks, instructions, calculations or other documents or instruments held by or deposited with it in connection with its duties hereunder or for the identity, authority or rights of persons executing or delivering or purporting to execute or deliver any document, security or endorsement;

(c)    be entitled to rely upon any order, judgment, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof. The Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine and may assume that the person purporting to give receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so. The Escrow Agent may conclusively presume that the undersigned representative of any party hereto which is any entity other than a natural person has full power and authority to instruct the Escrow Agent on behalf of that party unless written notice to the contrary is delivered to the Escrow Agent;

(d)    have no responsibility or liability for any diminution in value of any assets held hereunder which may result from any investments or reinvestment made in accordance with any provision which may be contained herein or any written directions received by it from the Acquisition Parties hereto;

(e)    in the event any dispute shall arise between any party hereto with respect to the disposition or disbursement of any of the assets held hereunder or in the event that the Escrow Agent shall receive instructions, claims or demands from any party hereto which, in its opinion, conflict with any of the provisions of the Escrow Agreement, be entitled, in its sole discretion, to refuse to comply with any and all claims, demands or instructions with respect to such assets in the Escrow Accounts so long as such dispute or conflict shall continue, and the Escrow Agent shall not be or become liable in any way to any party for failure or refusal to comply with such conflicting claims, demands or instructions. The Escrow Agent shall be entitled to refuse to act until, in its sole discretion, either (i) such conflicting or adverse claims or demands shall have been determined by a final order, judgment or decree of a court of competent jurisdiction, which order, judgment or decree is not subject to appeal, or shall have been settled by agreement between the conflicting parties as evidenced in a writing satisfactory to the Escrow Agent or (ii) the Escrow Agent shall have received security or an indemnity satisfactory to it sufficient to hold it harmless from and against any and all Escrow Losses (as defined in Section 13 hereof) which it may incur by reason of so acting. The Escrow Agent may, in addition, elect, in its sole discretion, to commence an interpleader action or seek other judicial relief or orders as it may deem, in its sole discretion, necessary. The costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such proceeding shall be paid by Holdco;

(f)    have only those duties as are specifically provided herein, which shall be deemed purely ministerial in nature, and shall under no circumstance be deemed a fiduciary for any of the parties to this Escrow Agreement. This Escrow Agreement sets forth all matters pertinent to the escrow contemplated hereunder, and no additional obligations of the Escrow Agent shall be inferred or implied from the terms of this Escrow Agreement or any other agreement. ANYTHING IN THIS ESCROW AGREEMENT TO THE CONTRARY NOTWITHSTANDING, IN NO EVENT SHALL THE ESCROW AGENT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY (i) LOSSES OR EXPENSES ARISING OUT OF

THE SERVICES PROVIDED HEREUNDER OR ANY ACTION TAKEN OR OMITTED OR FOR ANY LOSS OR INJURY RESULTING FROM ITS ACTIONS OR ITS PERFORMANCE OR LACK OF PERFORMANCE OF ITS DUTIES HEREUNDER, SO LONG AS IT SHALL HAVE ACTED IN GOOD FAITH AND WITHOUT GROSS NEGLIGENCE, OR WILLFUL MISCONDUCT AND OTHER THAN LOSSES OR EXPENSES WHICH RESULT FROM THE ESCROW AGENT’S FAILURE TO ACT IN ACCORDANCE WITH THE REASONABLE COMMERCIAL STANDARDS OF THE BANKING BUSINESS, OR (ii) SPECIAL, INDIRECT OR CONSEQUENTIAL LOSS OR DAMAGES OF ANY KIND WHATSOEVER (INCLUDING BUT NOT LIMITED TO LOST PROFITS), EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS OR DAMAGES AND REGARDLESS OF THE FORM OF ACTION, OR (iii) ACTING IN ACCORDANCE WITH OR RELYING UPON ANY JOINT INSTRUCTION, NOTICE, DEMAND, CERTIFICATE OR DOCUMENT FROM SLUS AND HOLDCO OR ANY ENTITY ACTING ON BEHALF OF SLUS AND HOLDCO, OR (iv) FOR THE ACTS OR OMISSIONS OF ITS NOMINEES, CORRESPONDENTS, DESIGNEES, ATTORNEYS, AGENTS, SUBAGENTS OR SUBCUSTODIANS, TO THE EXTENT THAT SUCH PERSONS WERE NOMINATED OR APPOINTED BY THE ESCROW AGENT WITH DUE CARE, OR (v) FOR AN AMOUNT IN EXCESS OF THE VALUE OF THE ESCROW FUND, VALUED AS OF THE DATE OF DEPOSIT;

(g)    have the right, but not the obligation, to consult with counsel of its choice at the reasonable expense of Holdco, as to any matter relating to this Escrow Agreement and shall not be liable for action taken or omitted to be taken by Escrow Agent in accordance with the written advice of such counsel;

(h)    not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Escrow Agent (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, or the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility);

(i)    unless otherwise specifically set forth herein, proceed as soon as practicable to collect any checks or other collection items at any time deposited hereunder. All such collections shall be subject to the Escrow Agent’s usual collection practices or terms regarding items received by the Escrow Agent for deposit or collection. The Escrow Agent shall not be required, or have any duty, to notify anyone of any payment or maturity under the terms of any instrument deposited hereunder, nor to take any legal action to enforce payment of any check, note or security deposited hereunder or to exercise any right or privilege which may be afforded to the holder of any such security;

(j)    provide to SLUS and Holdco monthly statements identifying transactions, transfers or holdings of the Escrow Funds and each such statement shall be deemed to be correct and final upon receipt thereof by SLUS and Holdco unless the Escrow Agent is notified in writing to the contrary within 30 Business Days of the date of such statement;

(k)    in the event of any ambiguity or uncertainty hereunder or in any notice, instruction or other communication received by the Escrow Agent hereunder, in its sole discretion, refrain from taking any action other than retain possession of the Escrow Funds, until the Escrow Agent receives written instructions, signed by SLUS and Holdco, which eliminates such ambiguity or uncertainty; and

(l)    not be required to, and shall not, expend or risk any of its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder.

12.    Representations and Warranties.  Each parties hereto and the Escrow Agent represents and warrants to each of the other parties hereto that (a) it is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the laws of jurisdiction of incorporation or organization and it has full legal right, power, capacity and authority to execute and deliver this Escrow Agreement and to consummate the transactions contemplated hereby and to comply with the terms and conditions hereof; (b) the execution, delivery and performance by it of this Escrow Agreement have been duly and validly authorized by its board of directors (or equivalent) and by all necessary corporate (or equivalent) action on the part of such party, and such party has duly executed and delivered this Escrow Agreement; (c) this Escrow Agreement constitutes the legal, valid and binding agreement of such party, and is enforceable in accordance with its terms except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, liquidation or similar laws affecting creditor’s rights generally or by principles governing the availability of equitable remedies; and (d) the execution, delivery and performance of this Escrow Agreement by such party will not violate any applicable law or violate or result in a breach of or loss of rights under or constitute a default under or a violation of any trust (constructive or other), agreement, judgment, decree, order or other instrument to which it is a party or to which it or its properties or assets may be subject or bound.

13.    Indemnification of Escrow Agent.  Notwithstanding any provision contained herein to the contrary, the Escrow Agent, including its officers, directors, employees and agents, shall be, and hereby is, indemnified and saved harmless by Holdco in accordance with the terms of this Section 13, from all losses, claims, liabilities, costs and expenses (“Escrow Losses”), including reasonable attorney fees and expenses, which may be incurred by it as a result of its acceptance of the Escrow Amount or arising from the performance of its duties hereunder (including but not limited to Escrow Losses incurred by the Escrow Agent in connection with its successful defense, in whole or in part, of any claim of bad faith, gross negligence or willful misconduct on its part), so long as the Escrow Agent has not been adjudged to have acted in bad faith or with gross negligence or willful misconduct; provided, that, notwithstanding anything in this Escrow Agreement to the contrary, to the extent of Escrow Funds available therefor, any such indemnification shall be satisfied exclusively out of the Escrow Funds. This Section 15 shall survive the Escrow Agent’s resignation or removal, and the termination of this Escrow Agreement, until the expiration of all periods provided by any and all applicable statutes of limitations, as the same may be subject to tolling.

14.    Severability.  Any term or provision of this Escrow Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable for any reason shall, as to that jurisdiction, be ineffective solely to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Escrow Agreement or affecting the validity or enforceability of any of the terms or provisions of this Escrow Agreement in any other jurisdiction, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto.

15.    Specific Performance.  The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Escrow Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of this Escrow Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which such party is entitled at law or in equity. The parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and the posting of any bond or other undertaking or security in connection therewith. Each party further agrees that (a) by seeking any remedy provided in this Section 15, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Escrow Agreement and (b) nothing contained in this Section 15 shall require any party to institute any action for (or limit any party’s right to institute any action for) specific performance under this Section 15 before exercising any other right under this Escrow Agreement.

16.    Entire Agreement.  This Escrow Agreement, including all exhibits and schedules hereto, and other documents executed in connection herewith, contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, written or oral, with respect thereto.

17.    Counterparts; Effectiveness.  This Escrow Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the parties hereto. This Escrow Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other party, this Escrow Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Each counterpart may be delivered by facsimile or other means of electronic transmission, which transmission will be deemed delivery of an originally executed counterpart.

18.    Notices.  All notices, requests, claims, demands and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given:

if to SLUS, to:

[Address]

Fax:  [—]

Telephone:  [—]

Attention:  [—]

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Facsimile:	XXXXXXX (redacted facsimile number)
Attention:	XXXXXXX (redacted name)

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, NW

Washington, DC 20005

Facsimile:	XXXXXXX (redacted facsimile number)
Attention:	XXXXXXX (redacted name)

if to Holdco, to:

[Address]

Fax:  [—]

Telephone:  [—]

Attention:  [—]

with a copy to:

[—]

if to the Escrow Agent, to:

[TO BE PROVIDED]

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto in accordance with this Section 18. All such notices, requests, claims, demands and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request, claim, demand or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

In the event that the Escrow Agent, in its sole discretion, shall determine that an emergency exists, the Escrow Agent may use such other means of communication as the Escrow Agent reasonably deems appropriate. Notices to the Escrow Agent shall be deemed to be given when actually received by the Escrow Agent’s Insurance Trust and Escrow Unit of the Corporate Trust Division. The Escrow Agent is authorized to comply with and rely upon any notices, instructions or other communications believed by it to have been sent or given by any of SLUS or Holdco or by a person or persons authorized by any of SLUS or Holdco. Whenever under the terms hereof the time for giving a notice or performing an act falls upon a Saturday, Sunday, or banking holiday, such time shall be extended to the next day on which the Escrow Agent is open for business.

19.    Amendments; Waivers, etc.  This Escrow Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties hereto or their respective successors in interest, or, in the case of a waiver, by the party waiving compliance. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party hereto granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Escrow Agreement, nor the failure by any of the parties hereto, on one or more occasions, to enforce any of the provisions of this Escrow Agreement to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.

20.    Successors and Assigns; Third Party Beneficiaries.  This Escrow Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective heirs, successors and permitted assigns; provided that except as permitted below, this Escrow Agreement shall not be assignable or otherwise transferable by any party hereto without the prior written consent of the other parties hereto and any purported assignment or other transfer without such consent shall be void and unenforceable.

Any banking association, corporation or other entity into which the Escrow Agent may be merged, converted or with which the Escrow Agent may be consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which the Escrow Agent shall be a party, or any banking association, corporation or other entity to which all or substantially all of the corporate trust business of the Escrow Agent may be sold, shall succeed to all the Escrow Agent’s rights, obligations and immunities hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding. Except as expressly provided herein, this Escrow Agreement is for the exclusive benefit of the parties hereto and their respective successors hereunder, and shall not be deemed to give, either express or implied, any legal or equitable right, remedy, or claim to any other entity or person whatsoever.

21.    Miscellaneous.  When a reference is made in this Escrow Agreement to a Section, such reference shall be to a Section of this Escrow Agreement unless otherwise indicated. The captions and headings contained in this Escrow Agreement are solely for convenience of reference and shall not be used to interpret or construe this Escrow Agreement. Any references in this Escrow Agreement to “herein,” “hereto,” “herewith” or “hereunder” shall be to this Escrow Agreement as a whole. Whenever the words “include,” “includes” or “including” are used in this Escrow Agreement, they shall be deemed to be followed by the words “without limitation.” Each of the parties have participated in the negotiation and review of this Escrow Agreement and no provision of this Escrow Agreement shall be construed more strictly against any party.

22.    Further Assurances.  In case at any time any further action is necessary or desirable to carry out the purposes of this Escrow Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as may be reasonably requested by another party.

23.    Attachment of Escrow Funds; Compliance with Legal Orders.  In the event that any Escrow Funds shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the property deposited under this Escrow Agreement, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders or decrees so entered or issued, which it believes, or which it is advised by legal counsel of its own choosing, is binding upon it, whether with or without jurisdiction, and in the event that the Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the parties hereto or to any other person, firm or corporation, by reason of such compliance notwithstanding such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

24.    Incumbency Certificates.  The Escrow Agent shall be authorized to take instructions with respect to the Escrowed Funds singly from each of the persons designated on Schedule 1 hereto on behalf of SLUS and Holdco, as applicable. In the event funds transfer instructions are given (other than in writing at the time of execution of this Escrow Agreement), whether in writing, by telecopier or otherwise, the Escrow Agent is authorized (but shall not be required) to seek confirmation of such instructions by telephone call-back to the person or persons designated on Schedule 1 hereto, and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for individuals authorized to give or confirm payment instructions may be changed only in a writing actually received and acknowledged by the Escrow Agent. If the Escrow Agent is unable to contact any of the authorized representatives identified in Schedule 1 hereto, the Escrow Agent is hereby authorized (but shall not be required) to seek confirmation of such instructions by telephone call-back to any one or more executive officers of the applicable Person (“Executive Officers”). Such Executive Officer shall deliver to the Escrow Agent a fully executed incumbency certificate, and the Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer. The Escrow Agent and the beneficiary’s bank in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by SLUS and Holdco to identify (a) the beneficiary, (b) the beneficiary’s bank or (c) an intermediary bank. The Escrow Agent may apply any of assets in the Escrow Funds for any payment order it executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary’s bank or an intermediary bank designated. The parties hereto acknowledge that these security procedures are commercially reasonable. All funds transfer instructions must include the signature of the person(s) authorizing said funds transfer. Holdco hereby agrees to indemnify and hold harmless the Escrow Agent against any and all Escrow Losses incurred or sustained by the Escrow Agent as a result of or in connection with the Escrow Agent’s reliance upon and compliance with instructions or directions given by facsimile or electronic transmission, provided, however, that such Escrow Losses have not arisen from the bad faith, gross negligence or willful misconduct of the Escrow Agent, it being understood that the failure of the Escrow Agent to verify or confirm that the person giving the instructions or directions, is in fact, an authorized person, does not constitute bad faith, gross negligence or willful misconduct.

25.    Governing Law.  [THIS ESCROW AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS ESCROW AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED THAT 6 DEL. C. § 2708, WHICH PROVIDES FOR ENFORCEMENT OF DELAWARE CHOICE OF LAW WHETHER OR NOT THERE ARE OTHER RELATIONSHIPS WITH DELAWARE, SHALL APPLY].

26.    Submission to Jurisdiction.  [Each of the parties hereto hereby irrevocably and unconditionally:

(a)    submits for itself and its property to the exclusive jurisdiction of the Delaware Court of Chancery, or if the Delaware Court of Chancery lacks jurisdiction of the subject matter, the United States District Court for the District of Delaware, or if both the Delaware Court of Chancery and the United States District Court for the District of Delaware lack jurisdiction of the subject matter, any court of competent jurisdiction sitting in the State of Delaware (together with any appellate courts therefrom, the “Permitted Courts”) in any action directly or indirectly arising out of this Escrow Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof, or any transaction contemplated by this Escrow Agreement;

(b)    waives any objection that it may now or hereafter have, and agrees not to assert as a defense that (A) it is not subject to the jurisdiction of the Permitted Courts, (B) the action may not be brought or is not maintainable in the Permitted Courts or (C) the venue thereof may not be appropriate or convenient, that this Escrow Agreement may not be enforced in or by the Permitted Courts, or the courts of another jurisdiction may be more convenient;

(c)    consents to and grants the Permitted Courts jurisdiction over the person of such parties and over the subject matter of any such dispute and agrees that mailing of process or other papers in connection with any action in the manner provided in Section 18 or in such other manner as may be permitted by law or applicable rules of procedure, shall be valid and sufficient service thereof;

(d)    agrees that the final judgment of the Permitted Courts shall be enforceable in any court having jurisdiction over the relevant party or any of its assets; and

(e)    in any case between the parties that is proceeding before the Delaware Court of Chancery, waives any right to remove any action from the Delaware Court of Chancery to any federal court.]

27.    Waiver of Jury Trial.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS ESCROW AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS ESCROW AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS ESCROW AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS ESCROW AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF SECTION 26.

28.    Escrow Agent Participation.  In no event shall the Escrow Agent be made a party to, or be required to participate in, any proceedings relating to the resolution of any controversy, claim or dispute between SLUS and Holdco under this Escrow Agreement or in connection with the transactions contemplated hereunder.

29.    Account Statements and Advices.  Unless instructed otherwise in writing by the party in question, the Escrow Agent shall prepare monthly account statements for the Escrow Accounts and deliver such statements to all parties listed in the “Notices” section herein. All such parties shall also receive advices for all transactions in the Escrow Accounts as any such transactions occur.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Escrow Agreement as of the date first above written.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

By:
Name:
Title:

By:
Name:
Title:

[SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.]

By:
Name:
Title:

By:
Name:
Title:

[NAME], as Escrow Agent

By:
Name:
Title:

[Signature Page – Escrow Agreement]

Schedule 1

Incumbency Certificate

Telephone Number(s) and signature(s) for Person(s) designated as authorized persons to execute agreements and provide written funds transfer instructions, investment instructions, and all other notices, instructions, requests and communications and confirmation of fund transfer instructions in connection with the Escrow Agreement:

If to SLUS:

Name	Telephone Number	Signature

1.

2.

3.

If to Holdco:

Name	Telephone Number	Signature

1.

2.

3.

All funds transfer instructions must include the signature of the persons authorizing said funds transfer.

Redacted

EXHIBIT M

FORM OF

NOVATION AGREEMENT

(BOLI Business)

This NOVATION AGREEMENT (the “Agreement”), dated as of             , 2013 (the “Effective Date”), by and among THE UNITED STATES BRANCH OF SUN LIFE ASSURANCE COMPANY OF CANADA, the United States branch, entered through Michigan, of an insurance company organized under the laws of Canada (“Assignor”), SUN LIFE REINSURANCE (BARBADOS) NO. 3 CORP., an insurance company organized under the laws of Barbados (“Assignee”) and SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), an insurance company organized under the laws of Delaware (the “Ceding Company”). For purposes of this Agreement, the Assignor, the Assignee and the Ceding Company shall each be deemed a “Party.”

WHEREAS, Assignor assumed on a yearly renewable term basis certain risks under certificates issued under group flexible premium variable universal life policies issued by the Ceding Company pursuant to a Reinsurance Agreement between the Ceding Company and the Assignor dated as of June 12, 2000 (the “Reinsurance Agreement”);

WHEREAS, reference is made to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Stock Purchase Agreement”), by and among Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada), as Sellers, Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware, as Purchaser, and, solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 3.34, Section 5.5, Section 11.3 and Article XII thereof, Sun Life Financial Inc., a Canadian corporation, and, solely for purposes of Article I, Section 2.1(a), Section 2.3(c), Section 2.3(k), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5, Section 5.35, Section 11.3 and Article XII thereof, XXXXX, XXXXX and XXXXX (names redacted due to confidentiality);

WHEREAS, pursuant to the Stock Purchase Agreement, certain of the parties thereto are required to cause the Parties to execute and deliver this Agreement in connection with the closing of the transactions contemplated thereunder; and

WHEREAS, the Parties desire to execute this Agreement to evidence the assignment by the Assignor and assumption by the Assignee, of the Assignor’s rights and obligations under the Reinsurance Agreement and to effect a full and final release of the Assignor’s obligations under the Reinsurance Agreement effective the Effective Date.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein contained, the Parties agree as follows:

ARTICLE I

CONSIDERATION

Section 1.1 Consideration.  As consideration for the transactions set forth in this Agreement, the Assignor shall, on the Effective Date, pay to the Assignee an amount equal to $XXXX (amount redacted)1 consisting of the transfer of assets set forth in Schedule A attached hereto by Assignor to Assignee (each valued as of the Effective Date in accordance with Michigan SAP) plus cash or cash equivalents as determined by the Assignor. The consideration consists of four components: (i) the Group Premium Stabilization Reserve Subaccount Balance (as defined in the Reinsurance Agreement) for all Groups (as defined in the Reinsurance Agreement) insured under the Reinsurance Agreement as of the Effective Date of $XXXX (amount redacted) to be paid by the Assignor to the Assignee, (ii) an amount equal to the reserves in respect of the reinsurance assumed by the Assignor under the Reinsurance Agreement, determined in accordance with Michigan SAP as of the Effective Date, of $XXXX (amount redacted) to be paid by the Assignor to the Assignee, (iii) the interest maintenance reserve balance relating to the assets supporting the liabilities assumed under the Reinsurance Agreement prior to the novation provided pursuant to this Agreement of $XXXX (amount redacted) to be paid by the Assignor to the Assignee, and (iv) a novation fee of $XXXX (amount redacted) to be paid by the Assignee to the Assignor. For purposes of this Section 1.1, “Michigan SAP” means the statutory accounting practices prescribed or permitted by the Commissioner of the Michigan Office of Financial and Insurance Regulation.

ARTICLE II

ASSIGNMENT, ASSUMPTION AND RELEASE

Section 2.1 Assignor Assignment of Liabilities to the Assignee.  Effective as of the Effective Date, the Assignor hereby irrevocably transfers, conveys and assigns to the Assignee, its successors and assigns, all of the Assignor’s rights, obligations, liabilities, title and interest in the Reinsurance Agreement, all effective as of the Effective Date, including those obligations and liabilities incurred, accrued, or otherwise occurring or arising prior to, at or following the Effective Date.

[1]	Note to Draft: All dollar amounts in brackets are estimates based on 9/30/12 values.

2

Section 2.2 Assignee Assumption of Liabilities from the Assignor.  Effective as of the Effective Date, the Assignee hereby assumes and agrees to pay, perform and discharge, or cause to be paid, performed or discharged, all of the liabilities and obligations of the Assignor under the Reinsurance Agreement, including those obligations and liabilities incurred, accrued, or otherwise occurring or arising prior to, at or following the Effective Date and the Assignee shall be substituted for the Assignor under the Reinsurance Agreement, in the Assignor’s name, place and stead.

Section 2.3 Ceding Company Consent.  Notwithstanding anything to the contrary set forth in the Reinsurance Agreement, the Ceding Company expressly acknowledges, consents and agrees to the assignment and assumption set forth in Sections 2.1 and 2.2.

Section 2.4 Ceding Company Release of the Assignor.  Without altering, diminishing or in any other way affecting any or all of the liabilities and obligations of the Assignor under the Reinsurance Agreement assigned to the Assignee hereunder, and effective immediately after such assignment to the Assignee, as of the Effective Date, the Ceding Company, in consideration of the assumption by the Assignee set forth in Section 2.2, the release granted by the Assignor in Section 2.5 and other valuable consideration, the receipt and adequacy whereof are hereby acknowledged, irrevocably and unconditionally releases and discharges the Assignor and the Assignor’s successors and assigns from all liabilities, actions, causes of action, suits, debts, dues, sums of money, accounts, premium payments, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, liens, rights, costs and expenses (including attorneys’ fees and costs actually incurred), claims and demands, liabilities and losses of any nature whatsoever, known or unknown, whether grounded in law or equity, in contract, in tort or otherwise, all whether known or unknown, vested or contingent, against the Assignor, which the Ceding Company and the Ceding Company’s predecessors, successors and assigns ever had, now have or hereafter can, shall or may have, for, upon, or by reason of any rights of the Ceding Company under the Reinsurance Agreement, including any and all of the Assignor’s obligations incurred, accrued, or otherwise occurring or arising under the Reinsurance Agreement prior to, at or following the Effective Date. This release shall operate as a full and final settlement of the Assignor’s past, current and future liabilities to the Ceding Company under and in connection with the Reinsurance Agreement with respect to liabilities or obligations thereunder.

Section 2.5 Assignor Release of the Ceding Company.  Without altering, diminishing or in any other way affecting any or all of the rights, title and interest of the Assignor under the Reinsurance Agreement assigned to the Assignee hereunder, and effective immediately after such assignment to the Assignee, as of the Effective Date, the Assignor, in consideration of the consent by the Ceding Company set forth in Section 2.3, the release granted by the Ceding Company in Section 2.4 and other valuable consideration, the receipt and adequacy whereof are hereby acknowledged, irrevocably

3

and unconditionally releases and discharges the Ceding Company and the Ceding Company’s predecessors, successors and assigns from all liabilities, actions, causes of action, suits, debts, dues, sums of money, accounts, premium payments, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, liens, rights, costs and expenses (including attorneys’ fees and costs actually incurred), claims and demands, liabilities and losses of any nature whatsoever, known or unknown, whether grounded in law or equity, in contract, in tort or otherwise, all whether known or unknown, vested or contingent, against the Ceding Company, which the Assignor ever had, now has or hereafter can, shall or may have, for, upon, or by reason of any rights of the Assignor under the Reinsurance Agreement. This release shall operate as a full and final settlement of the Ceding Company’s past, current and future liabilities to the Assignor under and in connection with the Reinsurance Agreement with respect to liabilities or obligations thereunder.

ARTICLE III

MISCELLANEOUS

Section 3.1 Headings and Schedules.  The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement. The attached Schedules are a part of this Agreement.

Section 3.2 Notices.  All notices and communications hereunder shall be in writing (including facsimile transmission) and shall become effective when received. Any written notice shall be by either certified or registered mail, return receipt requested, or overnight delivery service (providing for delivery receipt) or delivered by hand. All notices or communications under this Agreement shall be addressed as follows:

(a) If to the Assignor:

The United States Branch of Sun Life Assurance Company of Canada

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

Facsimile:  [                     ]

Attention:  [            ]

(b) If to the Assignee:

Sun Life Reinsurance (Barbados) No. 3 Corp.

[            ]

Facsimile:  [                     ]

Attention:  [            ]

4

(c) If to the Ceding Company:

Sun Life Assurance Company of Canada (U.S.)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

Facsimile:  [                     ]

Attention:  [        ]

Section 3.3 Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective predecessors, successors, permitted assigns and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Party without the prior written consent of the other Parties hereto. Any assignment in violation of this Section 3.3 shall be void and shall have no force and effect.

Section 3.4 Execution in Counterpart.  This Agreement may be executed by the Parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

Section 3.5 Currency.  All references to dollars or “$” in this Agreement are to the currency of the United States.

Section 3.6 Governing Law. THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

Section 3.7 Waiver of Jury Trial.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION

5

CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 3.7.

Section 3.8 Integration.  This Agreement and the attached schedule constitute the entire agreement among the Parties with respect to the subject matter contained in this Agreement and there are no understandings among the Parties other than as expressed in this Agreement. This Agreement supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and there are no general or specific warranties, representations or other agreements by or among the Parties in connection with the entering into of this Agreement or the subject matter hereof except as specifically set forth or contemplated herein.

Section 3.9 Amendment; Waiver.  Any change or modification to this Agreement shall be null and void unless made by amendment to the Agreement and signed by all the Parties. The terms of this Agreement may be waived only by a written instrument signed by the Party waiving compliance. No failure or delay on the part of any Party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege.

Section 3.10 Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 3.11 Further Assurances.  The Parties shall execute and deliver all such other and additional instruments, notices, releases, assignments and other documents, and to do all such other acts and things, as may be necessary more fully to assure the

6

assignment of interests under the Reinsurance Agreement contemplated by this Agreement.

(The remainder of this page is intentionally left blank.)

7

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

THE UNITED STATES BRANCH OF SUN LIFE ASSURANCE COMPANY OF CANADA

By:

Name:
Title:

By:

Name:
Title:

SUN LIFE REINSURANCE (BARBADOS) NO. 3 CORP.

By:

Name:
Title:

By:

Name:
Title:

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

By:

Name:
Title:

By:

Name:
Title:

8

Schedule A

Assets to be Transferred

Asset	CUSIP	Michigan SAP Value

9

Redacted

EXHIBIT N

FORM OF

SUBLEASE AGREEMENT (TERM SHEET)

(WATERFORD, IRELAND)

TERMS OF SUBLEASE

(to be an agreement between Sublessor and Sublessee, with consent of Master Landlord)

DATE OF SUBLEASE:	, 2013[1]

SUBLESSOR:	Sun Life Information Services Ireland Limited, an Irish corporation

SUBLESSEE:	[TBD][2]

SUBLEASE GUARANTOR:	[Insert if applicable][3]

MASTER LANDLORD:	Tretford Tapijt BV (formerly Alkmaarse Industrie Bouw BV)

SUBLEASED PREMISES:

The second floor of the Building (excluding Sublessor’s communications room), consisting of (i) approximately [        ] rentable square meters of the Building, furnished and equipped for office use, and (ii) Tenant’s Percentage of shared common areas in the Building of approximately          square meters.

[DRAFTER NOTE: leased space to be measured by Landlord’s architect, using the Measuring Practice Guidance Notes issued by the Society of Chartered Surveyors in Ireland)]

BUILDING:	The building with the address of Unit 324A, IDA Industrial Park, Cork Road, Waterford, Ireland, consisting of a total of approximately [ ] square meters of space

SUBLESSEE’S PERCENTAGE:	To be based on rentable square meters in the Leased Premises divided by total rentable square meters in the Building

USE:	General office use, consistent with current use by Sublessor

SUBLESSOR WORK:	The work necessary to install doors and security access card readers at entry points to the Subleased Premises. NOTE: entry doors will be situated to allow Sublessor continued access to Sublessor’s communications room located on the Second Floor

SCHEDULED

, 2013[4]

1 Note to Draft: Date of Sublease to be Closing Date.

2 Note to Draft: Sublessee entity is to-be-determined and must be acceptable to Sublessor.

3 Sublessor reserves the right to require a lease guaranty from Sun Life Assurance Company of Canada (U.S.), a Delaware corporation.

4 Note to Draft: Scheduled Commencement Date to be Closing Date.

COMMENCEMENT DATE:

TERM END:	The earlier of (i) the termination of the Master Lease, as may be determined by Sublessor (but to be no earlier than October 19, 2014), or (ii) the second anniversary of the Scheduled Commencement Date

RENT:	Sublessee’s Percentage of the monthly rent at the rate provided under the Master Lease, as adjusted in accordance with the Master Lease, together with all rates and levies imposed on rent payments by applicable law or under the Master Lease, including VAT. Sublessor currently pays approximately US $XXXXX (redacted amount) annually for the entire Building (first and second floor) under the Master Lease.

OPERATING EXPENSES:	Sublessee’s Percentage of the Operating Expenses charged under the Master Lease, as adjusted in accordance with the Master Lease. Sublessor currently pays approximately US $XXXXX (redacted amount) annually for operating expenses for the entire Building under the Master Lease.

PARKING:	Sublessee’s Percentage of the parking allocated to Sublessor under the Master Lease

SECURITY DEPOSIT:	[Not Applicable]

RENEWAL OPTIONS:	[Not Applicable]

FURNITURE:	Sublessee shall be entitled to use the furniture present in the Subleased Premises on the Scheduled Commencement Date, to be delivered in its AS-IS condition. Such furniture will become the property of Sublessee as of the Scheduled Commencement Date and shall be removed from the Subleased Premises by Sublessee at the end of the Term.

UPON THE END OF THE TERM:	At the end of the Term, Sublessee shall peaceably surrender the Subleased Premises in substantially the same condition as delivered to Sublessee on the Scheduled Commencement Date, except for reasonable wear and tear and casualty, and Sublessee shall remove Sublessee’s property, any cabling or wiring installed by Sublessee, repairing any damage caused by such removal and restoring the Subleased Premises, and leaving the Subleased Premises clean and neat.

MASTER LEASE:	Indenture of Lease dated November 20, 2003 between Alkmaarse Industrie Bouw BV as landlord and Sublessor as tenant, as modified by Lease Amendment Agreement dated March 27, 2012 between Master Landlord as landlord and Sublessor as tenant.

OTHER TERMS AND	To be consistent with the terms and conditions of the Master

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CONDITIONS OF SUBLEASE:	Lease, unless otherwise provided herein

OTHER TERMS OF THIS TERM LETTER:	Sublessor to obtain Master Landlord’s approval to the Sublease, including entering into a license to sublet with Master Landlord (if applicable), acceptable to Sublessor and Sublessee. Sublessee to enter into a deed of renunciation of right to renew Master Lease (if required by Master Landlord), acceptable to Sublessee and Sublessor.

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SUBLEASED PREMISES (excluding Sublessor’s communications room)

Sun Life Financial

SUN LIFE FINANCIAL
WATERFORD– SECOND FLOOR

Building 2–Proposed SPACE

2–2

4

Redacted

EXHIBIT O

FORM OF

RECAPTURE AND TERMINATION AGREEMENT

(New York Business)

This RECAPTURE AND TERMINATION AGREEMENT (the “Agreement”), dated as of             , 2013 (the “Effective Date”), by and between SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.), an insurance company organized under the laws of Connecticut (the “Company”), and SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK, an insurance company organized under the laws of New York (the “Reinsurer”). For purposes of this Agreement, the Company and the Reinsurer shall each be deemed a “Party.”

WHEREAS, the Reinsurer assumed a 100% quota share of risks under certain policies written in New York, and renewals thereof, pursuant to a Reinsurance Agreement between the Company and the Reinsurer dated as of May 31, 2007 (the “Reinsurance Agreement”);

WHEREAS, the Reinsurer agreed to administer the policies reinsured under the Reinsurance Agreement pursuant to an Administrative Services Agreement between the Company and the Reinsurer dated May 31, 2007 (the “Administrative Services Agreement”);

WHEREAS, the Company granted the Reinsurer certain renewal rights pursuant to a Renewal Rights Agreement between the Company and the Reinsurer dated May 31, 2007 (the “Renewal Rights Agreement”);

WHEREAS, reference is made to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Stock Purchase Agreement”), by and among Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada), as Sellers, Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware, as Purchaser, and, solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 3.34, Section 5.5, Section 11.3 and Article XII thereof, Sun Life Financial Inc., a Canadian corporation, and, solely for purposes of Article I, Section 2.1(a), Section 2.3(c), Section 2.3(k), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5, Section 5.35, Section 11.3 and Article XII thereof, XXXXX, XXXXX and XXXXX (names redacted due to confidentiality);

WHEREAS, pursuant to the Stock Purchase Agreement, certain of the parties thereto are required to cause the Parties to execute and deliver this Agreement in connection with the closing of the transactions contemplated thereunder;

WHEREAS, the Company and the Reinsurer desire to effect a full and final settlement, discharge and release of any and all of each of their respective liabilities, rights, duties and obligations under the Reinsurance Agreement, all on the terms hereinafter set forth; and

WHEREAS, the Company and the Reinsurer desire to terminate the Administrative Services Agreement and the Renewal Rights Agreement on the terms hereinafter set forth.

NOW, THEREFORE, the Company and the Reinsurer agree as follows:

ARTICLE I

RECAPTURE

Section 1.1 Recapture.  Effective as of the Effective Date, the Company hereby recaptures from the Reinsurer 100% of the Reinsured Risks (as defined in the Reinsurance Agreement) arising under the Reinsurance Agreement on and after the Effective Date.

ARTICLE II

RECAPTURE CONSIDERATION

Section 2.1 Recapture Consideration.  In consideration of the recapture set forth in Section 1.1:

(a) the Reinsurer shall transfer to the Company on the Effective Date the assets listed in Schedule A having a value determined on the Effective Date in accordance with SAP (as defined in the Reinsurance Agreement) plus cash or cash equivalents in the amount equal to the statutory reserves with respect to the Reinsured Policies (as defined in the Reinsurance Agreement) as of the Effective Date, determined in accordance with SAP (as defined in the Reinsurance Agreement), of $XXX (redacted amount)1; and

(b) the Company shall, on the Effective Date, pay the Reinsurer a recapture fee of $XXX (redacted amount).

[1]	Note to Draft: All dollar amounts in brackets are estimates based on 9/30/12 values.

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ARTICLE III

RELEASES

Section 3.1 Company Release of the Reinsurer.  In consideration of the receipt of the payment set forth in Article II and the release provided by the Reinsurer in Section 3.2, as of the Effective Date, the Company hereby forever releases and discharges the Reinsurer, and its respective predecessors, successors, parents, assigns, officers, directors, agents, employees, representatives, liquidators, rehabilitators, receivers, shareholders, heirs, executors, administrators, and attorneys from any and all past, present, and future obligations, adjustments, liability for payment of interest, offsets, actions, causes of action, suits, debts, dues, sums of money, accounts, premium payments, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, liens, rights, costs and expenses (including attorneys’ fees and costs actually incurred), claims and demands, liabilities and losses of any nature, kind, character and description whatsoever, whether grounded in law or in equity, in contract, in tort, or otherwise (including any claims based on fraud, bad faith or extra-contractual liabilities), all whether known or unknown, reported or unreported, discovered or undiscovered, suspected or unsuspected, vested or contingent, that the Company now has, owns, or holds or claims to have, own, or hold, or at any time had, owned, or held, or claimed to have had, owned, or held, or may after the execution of this Agreement have, own, or hold or claim to have, own, or hold, arising out of conduct or matters occurring prior to or subsequent to the execution of this Agreement, against the Reinsurer, arising from, based upon, or in any way related to the Reinsurance Agreement, including any and all of the Reinsurer’s obligations incurred, accrued, or otherwise occurring or arising under the Reinsurance Agreement. This release shall operate as a full and final settlement of the Reinsurer’s current and future liabilities to the Company under and in connection with the Reinsurance Agreement with respect to liabilities or obligations thereunder, provided, however, that this release does not discharge obligations of the Reinsurer that have been undertaken or imposed by the terms of this Agreement.

Section 3.2 Reinsurer Release of the Company.  Effective as of the Effective Date, the Reinsurer hereby forever releases and discharges the Company, and its respective predecessors, successors, parents, assigns, officers, directors, agents, employees, representatives, liquidators, rehabilitators, receivers, shareholders, heirs, executors, administrators, and attorneys from any and all past, present, and future obligations, adjustments, liability for payment of interest, offsets, actions, causes of action, suits, debts, dues, sums of money, accounts, premium payments, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, liens, rights, costs and expenses (including attorneys’ fees and costs actually incurred), claims and demands, liabilities and losses of any nature, kind, character and description whatsoever, whether grounded in law or in equity, in contract, in tort, or otherwise (including any claims based

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on fraud, bad faith or extra-contractual liabilities), all whether known or unknown, reported or unreported, discovered or undiscovered, suspected or unsuspected, vested or contingent, that the Reinsurer now has, owns, or holds or claims to have, own, or hold, or at any time had, owned, or held, or claimed to have had, owned, or held, or may after the execution of this Agreement have, own, or hold or claim to have, own, or hold, arising out of conduct or matters occurring prior to or subsequent to the execution of this Agreement, against the Company, arising from, based upon, or in any way related to the Reinsurance Agreement, including any and all of the Company’s obligations incurred, accrued, or otherwise occurring or arising under the Reinsurance Agreement. This release shall operate as a full and final settlement of the Company’s current and future liabilities to the Reinsurer under and in connection with the Reinsurance Agreement with respect to liabilities or obligations thereunder, provided, however, that this release does not discharge obligations of the Company that have been undertaken or imposed by the terms of this Agreement.

ARTICLE IV

TERMINATION OF THE ADMINISTRATIVE SERVICES AGREEMENT AND THE

RENEWAL RIGHTS AGREEMENT

Section 4.1 Termination of Administrative Services Agreement.  The Parties agree that the Administrative Services Agreement shall terminate as of the Effective Date. Notwithstanding such termination, (i) the Reinsurer shall cooperate with the Company to provide an orderly transfer of administrative services provided by the Reinsurer under the Administrative Services Agreement to the Company in a manner that is reasonably requested by the Company, that will assure continued compliance with applicable law and that will assure no interruption in services provided in respect of Reinsured Policies (as defined in the Administrative Services Agreement), and (ii) the Reinsurer shall cooperate with the Company to transfer the books and records maintained by the Reinsurer under the Administrative Services Agreement to the Company in a manner reasonably requested by the Company. To the extent that, following termination, the Reinsurer retains collections or other funds of the Company, whether in a fiduciary capacity under Article IV of the Administrative Services Agreement or otherwise, the Reinsurer shall remit such funds to the Company promptly on demand by the Company and in a manner reasonably requested by the Company. Notwithstanding the termination of the Administrative Services Agreement, the Reinsurer shall comply with Article IX of the Administrative Services Agreement for the month ending the Effective Date. For the avoidance of doubt, Section 17.2 of the of the Administrative Services Agreement shall be inapplicable to termination of the of the Administrative Services Agreement under this Section 4.1.

Section 4.2 Termination of Renewal Rights Agreement.  Notwithstanding Section 7.1 of the Renewal Rights Agreement, the Parties agree that the Renewal Rights Agreement shall terminate as of the Effective Date.

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ARTICLE V

ARBITRATION

Section 5.1 Arbitration.  Notwithstanding anything to the contrary in the Administrative Services Agreement or the Renewal Rights Agreement, any dispute, controversy or claim arising out of or relating to the provisions of this Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof, whether arising before or after termination of this Agreement, shall be submitted to and finally settled by binding arbitration in the manner set forth in Article IX of the Reinsurance Agreement, which is incorporated herein by reference.

Section 5.2 Consolidation.  Notwithstanding anything to the contrary in Article IX of the Reinsurance Agreement, the following provisions shall apply to any dispute arising under any of this Agreement, the Administrative Services Agreement, the Reinsurance Agreement and that certain Recapture and Termination Agreement, dated as of the date hereof, by and between the Ceding Company and the Reinsurer (collectively, the “SLNY Agreements”):

(a) If two or more disputes arise under the SLNY Agreements, then any or all such disputes may be brought in a single arbitration pursuant to this Section 5.2. If one (1) or more arbitrations already are pending with respect to a dispute under this Agreement or the SLNY Agreements, then any party to a new dispute under this Agreement or the SLNY Agreements or any subsequently-filed arbitration brought under this Agreement or the SLNY Agreements may request that such new dispute or subsequently-filed arbitration be consolidated into any prior pending arbitration.

(b) Within 10 days of a request to consolidate, the parties to the new dispute or the subsequently-filed arbitration shall select one (1) of the prior pending arbitrations or subsequently-filed arbitrations into which the new dispute or subsequently-filed arbitration shall be consolidated. If the parties to the new dispute or subsequently-filed arbitration are unable to select the appropriate prior pending arbitrations or subsequently-filed arbitrations within such 10-day period, then ARIAS U.S. shall select the appropriate arbitration within 10 days of a written request by a party to the prior pending arbitration, new dispute or subsequently-filed arbitration.

(c) The new dispute or subsequently-filed arbitration shall be so consolidated, provided that the arbitral tribunal for the arbitration so selected determines that: (i) the new dispute or subsequently-filed arbitration presents significant issues of law or fact common with those in the prior pending arbitration; (ii) no party to the new dispute, subsequently-filed arbitration, or prior pending arbitration would be unduly prejudiced; and (iii) consolidation under

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these circumstances would not result in undue delay for the prior pending arbitration. Any such order of consolidation issued by the arbitral tribunal shall be final and binding upon the parties to the new dispute, prior pending or subsequently-filed arbitrations. To the fullest extent permitted by applicable law, the parties waive any right they have to appeal or to seek interpretation, revision or annulment of such order of consolidation.

(d)    The arbitral tribunal for the prior pending arbitration into which a new dispute or subsequently-filed arbitration is consolidated shall serve as the arbitral tribunal for the consolidated arbitration. The parties agree that upon such an order of consolidation, they will promptly dismiss any arbitration brought under this Agreement or the SLNY Agreements, the subject of which has been consolidated into another arbitral proceeding under this Agreement or the SLNY Agreements.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Headings.  The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

Section 6.2 Notices.  All notices and communications hereunder shall be in writing (including facsimile transmission) and shall become effective when received. Any written notice shall be by either certified or registered mail, return receipt requested, or overnight delivery service (providing for delivery receipt) or delivered by hand. All notices or communications under this Agreement shall be addressed as follows:

(a) If to the Company:

Sun Life and Health Insurance Company (U.S.)

175 Addison Road

Windsor, Connecticut 06095

Facsimile: (860) 737-6598

Attention: [            ]

(b) If to the Reinsurer:

Sun Life Insurance and Annuity Company of New York

[                    ]

Facsimile: [                    ]

Attention: [                    ]

Section 6.3 Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors, permitted assigns

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and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Party without the prior written consent of the other Party hereto. Any assignment in violation of this Section 6.3 shall be void and shall have no force and effect.

Section 6.4 Execution in Counterpart.  This Agreement may be executed by the Parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

Section 6.5 Currency.  All references to dollars or “$” in this Agreement are to the currency of the United States.

Section 6.6 Governing Law.  THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CONNECTICUT, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

Section 6.7 Waiver of Jury Trial.  WHILE NOT INTENDED TO DIMINISH THE PARTIES’ AGREEMENT TO ARBITRATE, EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS

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AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 6.7.

Section 6.8 Integration.  This Agreement constitutes the entire agreement between the Parties with respect to the matters contained in this Agreement and there are no understandings between the Parties other than as expressed in this Agreement. This Agreement supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and there are no general or specific warranties, representations or other agreements by or among the Parties in connection with the entering into of this Agreement or the subject matter hereof except as specifically set forth or contemplated herein.

Section 6.9 Amendment; Waiver.  Any change or modification to this Agreement shall be null and void unless made by amendment to the Agreement and signed by both Parties. The terms of this Agreement may be waived only by a written instrument signed by the Party waiving compliance. No failure or delay on the part of any Party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege.

Section 6.10 Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

(The remainder of this page is intentionally left blank)

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.)

By:

Name:
Title:

By:

Name:
Title:

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

By:

Name:
Title:

By:

Name:

Title:

9

SCHEDULE A

ASSETS TO BE TRANSFERRED AS PART

OF THE RECAPTURE CONSIDERATION

Asset	CUSIP	SAP Value

10

Redacted

EXHIBIT P

FORM OF

SLNY RENEWAL RIGHTS AGREEMENT

RENEWAL RIGHTS AGREEMENT

between

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

New York, New York

and

SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.)

Windsor, Connecticut

(continued)

ii

RENEWAL RIGHTS AGREEMENT

This RENEWAL RIGHTS AGREEMENT (this “Agreement”), dated as of [            ], 2013 (the “Effective Date”) is made and entered into by and between Sun Life Insurance and Annuity Company of New York, an insurance company organized under the laws of New York (the “Original Insurer”) and Sun Life and Health Insurance Company (U.S.), an insurance company organized under the laws of Connecticut (the “Renewing Insurer”). For purposes of this Agreement, the Original Insurer and the Renewing Insurer shall each be deemed a “Party.”

RECITALS:

WHEREAS, reference is made to that certain Stock Purchase Agreement, dated as of December 17, 2012 (the “Stock Purchase Agreement”), by and among Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada—U.S. Operations Holdings, Inc., a Delaware corporation, Sun Life Assurance Company of Canada, a stock life insurance company organized under the Insurance Companies Act (Canada), as Sellers, Delaware Life Holdings, LLC, a limited liability company organized under the laws of Delaware, as Purchaser, and, solely for purposes of Article I, Section 3.1, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 3.34, Section 5.5, Section 11.3 and Article XII thereof, Sun Life Financial Inc., a Canadian corporation, and, solely for purposes of Article I, Section 2.1(a), Section 2.3(c), Section 2.3(k), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.7, Section 4.8, Section 5.5, Section 5.35, Section 11.3 and Article XII thereof, XXXXX, XXXXX and XXXXX (names redacted due to confidentiality);

WHEREAS, pursuant to the Stock Purchase Agreement, certain of the parties thereto are required to cause the Parties to execute and deliver this Agreement in connection with the closing of the transactions contemplated thereunder;

WHEREAS, the Renewing Insurer desires that the Original Insurer assist the Renewing Insurer in writing renewals of the Insurance Policies and Subject Contracts on and after the Non-Renewal Date, in each case subject to the terms and conditions set forth herein;

WHEREAS, concurrent with the execution of this Agreement, the Original Insurer and the Renewing Insurer are entering into a Reinsurance Agreement (the “Reinsurance Agreement”) pursuant to which the Renewing Insurer has agreed to indemnify the Original Insurer for 100% of the Reinsured Liabilities;

WHEREAS, concurrent with the execution of this Agreement, the Original Insurer and the Renewing Insurer are entering into an Administrative Services Agreement (the “Administrative Services Agreement”), pursuant to which the Renewing Insurer is authorized to issue or renew on behalf of the Original Insurer (i) certain insurance policies, which policies will constitute Reinsured Policies, (ii) certain administrative services only contracts, and (iii) certain value added services contracts, all in accordance with the terms and conditions of the Administrative Services Agreement; and

WHEREAS, the ceding commission specified under the Reinsurance Agreement shall constitute the consideration for the Original Insurer entering into this Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.    As used in this Agreement, the following terms shall have the following meanings:

“Administrative Services Agreement” has the meaning specified in the Recitals.

“Agreement” has the meaning set forth in the Preamble.

“ASO Contract” means an administrative service only contract entered into by the Original Insurer prior to the Non-Renewal Date under which the Original Insurer provides services in connection with benefits afforded by employers and other groups of the same kind as the risks insured under the Reinsured Policies.

“Asserted Liability” has the meaning set forth in Section 3.4.

“Contractholder” means (i) in the case of an Insurance Policy, the Person who is accepts or rejects the insurance coverage in connection with the Insurance Policy, and (ii) in the case of a Subject Contract, the counterparty to the Original Insurer under the Subject Contract. By way of example, for Item (i), the Contractholder of an employer group insurance policy is usually the employer, the Contractholder of a multi-sponsor group insurance policy is typically the participating sponsor and the Contractholder of a portability benefit or similar trust insurance policy is the individual holding a portability benefit certificate issued under the policy.

“claimant” has the meaning set forth in Section 5.3.

“Claims Notice” has the meaning set forth in Section 3.3.

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“Dispute” has the meaning set forth in Section 5.1.

“Effective Date” has the meaning specified in the Preamble.

“Indemnified Party” has the meaning set forth in Section 3.3.

“Indemnifying Party” has the meaning set forth in Section 3.3.

“Insurance Policies” means the Reinsured Policies issued prior to the Non-Renewal Date.

“Liabilities” means any and all debts, liabilities, expenses, commitments and obligations of any kind, character or description, whether direct or indirect, fixed or unfixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or unasserted, known or unknown, disputed or undisputed, joint or several, secured or unsecured, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability).

“Loss” and/or “Losses” shall mean losses, Taxes, Liabilities, damages, costs, charges, expenses (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys’, actuaries’, accountants’ and other professionals’ fees, disbursements and expenses), settlement payments, awards, judgments, fines, interest and penalties.

“New York Courts” has the meaning set forth in Section 5.9.

“Non-Renewal Date” means the later of (i) the date the Renewing Insurer has completed all changes to its systems and administrative procedures necessary to exercise its rights under this Agreement, and (ii) the date the Renewing Insurer has received all rate and form approvals required by Governmental Authorities with respect to the issuance by the Renewing Insurer of the Insurance Policies in its own name (together with any individual conversion policies applicable thereto), but in no event later than 12 months from the Effective Date.

“Original Insurer” has the meaning set forth in the Preamble.

“Original Insurer Indemnified Parties” has the meaning set forth in Section 3.1.

“Reinsurance Agreement” has the meaning set forth in the Recitals.

“Renewing Insurer” has the meaning set forth in the Preamble.

“Renewing Insurer Indemnified Parties” has the meaning set forth in Section 3.2.

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“respondent” has the meaning set forth in Section 5.3.

“SLNY Agreements” means this Agreement, the Administrative Services Agreement, the Reinsurance Agreement and that certain Recapture and Termination Agreement, dated as of the date hereof, by and between the Ceding Company and the Reinsurer.

“Stock Purchase Agreement” has the meaning set forth in the Recitals.

“Subject Contract” means an ASO Contract or a VAS Contract.

“Tax” (or “Taxes” as the context may require) means any tax, however denominated, imposed by any United States or foreign federal, state, local, municipal, territorial or provincial government or any agency or political subdivision of any such government (a “Taxing Authority”), including any net income, alternative or add-on minimum, gross income, gross receipts, premium, sales, use, gains, goods and services, production, documentary, recording, social security, unemployment, disability, employee withholding, welfare, workers’ compensation, estimated, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, capital stock, net worth, occupation, business license, personal or real property, environmental or windfall profit tax, and any premiums, custom, duty, levy, tariff, impost or other tax or other like assessment or charge, including guaranty fund assessments, together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority relating to the assessment or collection thereof.

“Third Party Claimant” has the meaning set forth in Section 3.4.

“VAS Contract” means a contract entered into by the Original Insurer prior to the Non-Renewal Date for “value-added” services made available by the Original Insurer to its Reinsured Policy customers and, to a limited extent, its ASO Contract customers for fees that are either separately billed or included with the premiums for insurance products. “Value-added” services include Family and Medical Leave Act services, employee assistance programs, emergency travel assistance, identity theft protection and health care navigation services and similar services.

Section 1.2 Other Definitions.  Capitalized terms used and not defined herein unless otherwise indicated have the respective meanings assigned to them in the Reinsurance Agreement or, if not defined therein, in the Stock Purchase Agreement.

Section 1.3 Interpretation.

(a) When a reference is made to an Article, Paragraph, Section, Schedule or Exhibit such reference shall be to an Article, Paragraph, Section, Schedule or Exhibit of or to this Agreement unless otherwise indicated.

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(b) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c) The word “Agreement,” means this Agreement as amended or supplemented, together with all Exhibits and Schedules attached hereto or incorporated by reference, and the words “hereof,” “herein,” “hereto,” “hereunder” and other words of similar import shall refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. Reference to any applicable law means such applicable law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder.

(d) The references to “days” mean calendar days unless Business Days are expressly specified.

(e) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(f) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, restated, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes.

(g) Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(h) Notwithstanding anything to the contrary contained in this Agreement, if (i) any report, instrument, document, certification, data or any other information that is required to be delivered under this Agreement is required to be delivered on a “calendar day” or “day” that is not a Business Day or (ii) the last day of any period within which any such report, instrument, document, certification, data or other information is required to be delivered under this Agreement is not a Business Day, then, in each case, such report, instrument, document certification, data or other information shall be required to be delivered on the next succeeding Business Day.

ARTICLE II

CESSATION OF WRITINGS; RENEWAL RIGHTS

Section 2.1 Cessation of Renewals.  From and after the Non-Renewal Date, the Original Insurer shall cease renewing the Insurance Policies and the Subject Contracts,

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except (i) to the extent required by Applicable Law, or (ii) to honor quotes outstanding on such date. For the avoidance of doubt, nothing in this Agreement shall limit or restrict the ability of the Original Insurer or any of its Affiliates to issue new insurance policies, administrative services only contracts and value-added service contracts similar to the Insurance Policies and the Subject Contracts that are the subject of the renewal rights being provided hereunder.

Section 2.2 Renewal Rights.

(a) Non-Renewal Notice.  In connection with the first policy or contract anniversary of each Insurance Policy and each Subject Contract on or after the Non-Renewal Date (or, with respect to such Insurance Policies and Subject Contracts that remain in force or effect with the Original Insurer subsequent to such anniversary for the reasons set forth in Section 2.1, in connection with the next such policy or contract anniversary), the Renewing Insurer, acting on behalf of the Original Insurer, shall, at the Renewing Insurer’s sole cost and expense, send to each applicable Contractholder a written notice in the form agreed by the Parties and in compliance with Applicable Law, notifying such Contractholder of the non-renewal of such Insurance Policy or Subject Contract by the Original Insurer and informing such Contractholders as selected by the Renewing Insurer that replacement insurance, a replacement administrative service only contract or a replacement value-added service contract, as applicable, is available from the Renewing Insurer. If the Contractholder that holds an Insurance Policy has an insurance agent or broker or “agent or broker of record” (the “Contractholder’s Producer”), the Renewing Insurer, acting on behalf of the Original Insurer, shall send a copy of such notice to the Contractholder’s Producer.

(b) Replacement Offer.  The Renewing Insurer shall, in connection with the first policy or contract anniversary date of each Insurance Policy and each Subject Contract on or after the Non-Renewal Date (or, with respect to such Insurance Policies and Subject Contracts written by the Original Insurer subsequent to such anniversary for the reasons set forth in Section 2.1, in connection with the next such policy or contract anniversary) and solely at the Renewing Insurer’s own cost and expense, offer to issue a replacement insurance policy, a replacement administrative service only contract or a replacement value-added service contract, as applicable, to such of the Contractholders as selected by the Renewing Insurer, or, in the case of an Insurance Policy, the Contractholder’s Producer, as applicable, and make a good faith effort to place such replacements in effect. The Renewing Insurer agrees that in all events it shall comply with all Applicable Law in connection with placing such replacements in effect.

(c) Pending Renewal Quotes.  Subject to Section 2.4, from and after the Non-Renewal Date, in connection with any Insurance Policy or Subject Contract with respect to which a renewal rate quote is outstanding on the applicable

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anniversary, the Renewing Insurer, acting on behalf of the Original Insurer, shall, at the Renewing Insurer’s sole cost and expense and using communications proposed by the Renewing Insurer that are in form and content reasonably acceptable to the Original Insurer, inform such of the Contractholders as selected by the Renewing Insurer, or, in the case of an Insurance Policy, the Contractholder’s Producer, as applicable, of the availability of a replacement insurance policy, a replacement administrative service only contract or a replacement value-added service contract, as applicable, from the Renewing Insurer.

Section 2.3 Cancel/Rewrite.  Subject to Section 2.4, at any time after the Effective Date, if (i) requested or otherwise initiated by a Contractholder, or (ii) initiated by the Renewing Insurer contacting the Contractholder and, in the case of an Insurance Policy, the Contractholder’s Producer, if any, the Original Insurer and the Renewing Insurer agree, at the Renewing Insurer’s sole cost and expense, to cooperate with such Contractholder in the cancellation prior to its renewal date of the Insurance Policy or Subject Contract held by such Contractholder and the issuance of a policy or contract to such Contractholder by the Renewing Insurer in substitution for such cancelled policy or contract.

Section 2.4 Original Insurer Obligation.  Notwithstanding anything in this Agreement to the contrary, except to the extent required by Applicable Law, in no event shall the Original Insurer be obligated under this Agreement to renew any Insurance Policy or Subject Contract subsequent to the first policy or contract anniversary date of the Insurance Policy or the Subject Contract following the Non-Renewal Date or to send any notices to Contractholders or the Contractholder’s Producer to cancel any Insurance Policy or Subject Contract or otherwise attempt to inform Contractholders of the availability of insurance coverage or administrative services with the Renewing Insurer after such anniversary date.

Section 2.5 Renewing Insurer Offer.  It is acknowledged and agreed that, except to the extent required by Applicable Law, the Renewing Insurer is not required to offer insurance coverage, administrative service only contracts or value-added service contracts to all Contractholders, to any particular Contractholder, or to any minimum percentage of Contractholders and that the Renewing Insurer shall apply its own underwriting judgment, premium rates and fees and charges to the replacement policies and contracts as it determines is appropriate in its sole discretion, provided that, in the event that the Insurance Policy being renewed by the Renewing Insurer carried a rate guarantee provided by the Original Insurer, then the Renewing Insurer shall honor such rate guarantee for the remainder of the rate guarantee period.

Section 2.6 Timing of Original Insurer Name Change Filings.  For the avoidance of doubt, nothing in this Article II shall obligate the Original Insurer to alter or modify

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the timing of any changes to the Original Insurer’s name that it plans to effectuate after the Effective Date in accordance with the Stock Purchase Agreement.

ARTICLE III

INDEMNIFICATION

Section 3.1 Renewing Insurer’s Obligation to Indemnify.  Without limiting any of the provisions of the Reinsurance Agreement, the Renewing Insurer hereby agrees to indemnify, defend and hold harmless the Original Insurer, its Affiliates and their respective stockholders, directors, officers, employees, representatives (excluding the Producers), successors and permitted assigns (collectively, the “Original Insurer Indemnified Parties”) from and against all Losses asserted against, imposed upon or incurred by any Original Insurer Indemnified Party arising from, based on or relating to: (a) any breach or nonfulfillment by the Renewing Insurer of, or any failure by the Renewing Insurer to perform, any of the covenants, terms or conditions of, or any duties or obligations under, this Agreement; (b) the Original Insurer’s actions taken at the written recommendation or direction of the Renewing Insurer; (c) any fraud, theft or embezzlement by officers, employees, contractors, sub-contractors or other agents of any type of the Renewing Insurer or its Affiliates affecting the Insurance Policies or the Subject Contracts during the term of this Agreement; and (d) any successful enforcement of this indemnity.

Section 3.2 Original Insurer’s Obligation to Indemnify.  The Original Insurer hereby agrees to indemnify, defend and hold harmless the Renewing Insurer, its Affiliates, and their respective stockholders, directors, officers, employees, representatives (excluding the Producers), successors and permitted assigns (collectively, the “Renewing Insurer Indemnified Parties”) from and against all Losses asserted against, imposed upon or incurred by any Renewing Insurer Indemnified Party arising from, based on or relating to: (a) any breach or nonfulfillment by the Original Insurer of, or any failure by the Original Insurer to perform, any of the covenants, terms or conditions of, or any duties or obligations under, this Agreement; (b) any fraud, theft or embezzlement by officers, employees, contractors, sub-contractors or other agents of any type of the Original Insurer or its Affiliates affecting the Insurance Policies or the Subject Contracts during the term of this Agreement; and (c) any successful enforcement of this indemnity.

Section 3.3 Indemnification Process and Procedures.  In the event that either the Original Insurer or Renewing Insurer determines to assert a claim for indemnification hereunder, the Party seeking indemnification (the “Indemnified Party”) shall deliver written notice (a “Claims Notice”) to the other Party (the “Indemnifying Party”) no later than 10 Business Days after such determination, specifying, to the extent practicable, based on then-available information, the facts constituting the basis for, and the amount (if known) of the claim asserted. Failure to deliver a Claims Notice with respect to a claim (other than a claim based on an Asserted Liability, as defined below) in a timely manner as specified in the preceding sentence shall not be deemed a waiver of the

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Indemnified Party’s right to indemnification hereunder for Losses in connection with such claim, but the amount of reimbursement to which the Indemnified Party is entitled shall be reduced to the extent the Indemnifying Party is materially prejudiced by such failure to timely deliver such Claims Notice.

Section 3.4  Right to Contest Claims of Third Parties.

(a) If an Indemnified Party asserts, or may in the future seek to assert, a claim for indemnification hereunder because (i) of a claim or demand made, or an action, proceeding or investigation instituted, by any Person not a party to this Agreement (a “Third Party Claimant”) that may result in a Loss with respect to which the Indemnified Party would be entitled to indemnification pursuant to this Article III (an “Asserted Liability”), the Indemnified Party, shall deliver to the Indemnifying Party a Claims Notice with respect thereto, which Claims Notice shall, in accordance with the provisions of Section 3.3 be delivered as promptly as practicable after such Asserted Liability is actually known to the Indemnified Party. Failure to deliver a Claims Notice with respect to a claim in a timely manner as specified in the preceding sentence shall not be deemed a waiver of the Indemnified Party’s right to indemnification hereunder for a Loss in connection with such claim, but the amount of reimbursement to which the Indemnified Party is entitled shall be reduced to the extent the Indemnifying Party is materially prejudiced by such failure to timely deliver such Claims Notice.

(b) The Indemnifying Party shall have the right, upon written notice to the Indemnified Party, to assume the defense and control of any Asserted Liability that may result in a Loss with respect to which the Indemnified Party is entitled to indemnification pursuant to this Article III, provided that the Indemnified Party may, at its option and at its own expense, participate in the investigation, contesting, defense or settlement of any such Asserted Liability through representatives and counsel of its own choosing. Any election by an Indemnifying Party to assume the defense of an Asserted Liability must be delivered by the Indemnifying Party to the Indemnified Party within 30 days after receipt of the Indemnified Party’s Claims Notice, and failure on the part of the Indemnifying Party to send such notice within such 30 day period shall be deemed an election not to assume the defense of such Asserted Liability. The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Asserted Liability as to which the Indemnifying Party has assumed the defense without the consent of the Indemnified Party, but only to the extent that (i)(A) such settlement is on exclusively monetary terms, (B) the Indemnifying Party obtains a complete release for the Indemnified Party with respect to such Asserted Liability, (C) such settlement does not involve a class action claim or a claim which alleges bad faith on the part of the Indemnified Party and (D) such settlement would not be

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reasonably expected to result in an adverse effect on the reputation, licenses or regulatory status of the Indemnified Party; or (ii) the Indemnified Party shall have, in its sole discretion, consented to the terms of such settlement. If reasonably requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, reasonably cooperate with the Indemnifying Party and its counsel in contesting any Asserted Liability or, if appropriate and related to the Asserted Liability in question, in making any counterclaim against the Third Party Claimant, or any cross-complaint against any Person (other than the Indemnified Party or its Affiliates). If the Indemnifying Party has assumed the defense of an Asserted Liability and is in compliance with its obligations under this Section 3.4 (or if the 30-day period described in this Section 3.4(b) has not yet elapsed), the Indemnified Party shall not consent to a settlement of, or the entry of any judgment arising from, any Asserted Liability without the consent of the Indemnifying Party, which consent may not be unreasonably withheld, conditioned or delayed.

(c) In the event that the Indemnifying Party assumes the defense of an Asserted Liability, the Indemnifying Party shall be entitled to participate in (but not to control) the defense of such Asserted Liability with its own counsel and at its own expense; provided, however, that the Indemnifying Party shall bear the reasonable fees, costs and expenses of one (1) such separate counsel if (i) an actual or potential conflict of interest makes representation by the same counsel inappropriate or (ii) the Indemnifying Party shall have authorized the Indemnified Party to employ separate counsel at the Indemnifying Party’s expense. The Indemnifying Party shall be liable for the reasonable fees and expenses of external counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense of an Asserted Liability.

(d) The Original Insurer and Renewing Insurer shall make mutually available to each other all relevant information in their possession relating to any Asserted Liability (except to the extent that such action would result in a loss of attorney-client privilege) and shall cooperate with each other in the defense thereof.

Section 3.5 Mitigation.  If an Indemnifying Party shall, following receipt of a Claims Notice, request in writing that an Indemnified Party take steps to mitigate its Losses subject to indemnification hereunder by the Indemnifying Party, such Indemnified Party shall use its commercially reasonable efforts to take, or to cause its Affiliates to take, in consultation with and as directed by such Indemnifying Party, such reasonable steps to mitigate such Losses, so long as and to the extent the Indemnifying Party promptly reimburses the Indemnified Party for any reasonable, out-of-pocket costs and expenses incurred by the Indemnified Party in taking such mitigation steps hereunder. In the event that such a written request is not made by an Indemnifying Party and an

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Indemnified Party determines to mitigate its Losses that are subject to indemnification hereunder by the Indemnifying Party, the Indemnified Party shall be entitled to prompt reimbursement for any reasonable, out-of-pocket costs and expenses incurred by such Indemnified Party in providing its mitigation actions; provided that such Indemnified Party shall have received the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the Indemnifying Party, and such mitigation actions shall be reasonably within the scope of such consent. This Section 3.5 shall not apply with respect to Losses related to Taxes.

Section 3.6 Subrogation; Insurance.  Upon making any indemnification payment, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the payment relates. The amount of Losses sustained by an Indemnified Party and owed by an Indemnifying Party shall be reduced by any amount received by such Indemnified Party with respect thereto under any insurance or reinsurance coverage from any other party alleged to be responsible therefor. The Indemnified Party shall use reasonable efforts at the Indemnifying Party’s expense to collect any amounts available under such insurance or reinsurance coverage and from such other party alleged to have responsibility.

Section 3.7 Assumption of Indemnification.  In the event that a Party: (i) consolidates with or amalgamates, combines or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation, amalgamation, combination or merger; or (ii) sells, transfers, pledges or otherwise disposes of all or substantially all of its properties, assets (including portfolio investments) or capital stock of its subsidiaries (whether in one transaction or a series of related transactions) to one or more Persons, then, and in each such case, proper provision shall be made prior to the consummation of any such transaction so that each such Person shall assume by a written instrument entered into for the benefit of, and enforceable by, each other Party, the indemnification obligations of such Party set forth in this Article III.

ARTICLE IV

TERMINATION

Section 4.1 Termination.  This Agreement may be terminated at any time by the Original Insurer or the Renewing Insurer in writing, if there shall be any order, injunction or decree of any Governmental Authority which prohibits or restrains the Original Insurer or the Renewing Insurer from consummating the transactions contemplated hereby, and such order, injunction or decree shall have become final and nonappealable. The Parties hereto do not otherwise intend to terminate this Agreement.

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ARTICLE V

ARBITRATION

Section 5.1 Resolution of Disputes.  Any dispute, controversy or claim arising out of or relating to the provisions of this Agreement, including the formation, breach, termination, validity, interpretation or enforcement thereof (“Dispute”), whether arising before or after termination of this Agreement, shall be submitted to and finally settled by binding arbitration in the manner set forth in this Article V. Either Party may initiate arbitration of any Dispute by giving written notice to the other Party by registered mail or a recognized overnight courier of its intention to arbitrate.

Section 5.2 Composition of Panel.  Unless the Parties agree upon a single arbitrator within 15 days after the receipt of the notice of intention to arbitrate, all Disputes shall be submitted to an arbitration panel composed of two arbitrators and an umpire, chosen in accordance with Section 5.3 below.

Section 5.3 Appointment of Arbitrators.  The Party requesting arbitration (hereinafter referred to as the “claimant”) shall appoint an arbitrator and give written notice thereof, by registered mail or a recognized overnight courier to the other Party (hereinafter referred to as the “respondent”) together with its notice of intention to arbitrate. Unless a single arbitrator is agreed upon within 15 days after the receipt of the notice or intention to arbitrate, the respondent shall, within 30 days after receiving such notice, also appoint an arbitrator and notify the claimant thereof in a like manner. The two arbitrators so appointed shall choose an impartial umpire within 30 days after they are both appointed. If, within the foregoing timeframes, the arbitrators fail to agree upon the appointment of an umpire, or one of the Parties fails to appoint an arbitrator, the appointment shall be made promptly by ARIAS U.S. The umpire shall be an arbitrator certified by ARIAS U.S. The arbitrators shall be present or former executives or officers of insurance or reinsurance companies or arbitrators certified by ARIAS U.S. The arbitrators and umpire shall be disinterested and impartial individuals and not be under the control of either Party, and shall have no financial interest in the outcome of the arbitration.

Section 5.4 Choice of Forum.  Any arbitration instituted pursuant to this Article V shall be held in New York, New York or such other place as the Parties may mutually agree.

Section 5.5 Submission of Dispute to Panel.  Unless otherwise extended by the arbitration panel, or agreed to by the Parties, the claimant shall submit its brief to the panel within 45 days after the selection of an umpire. The respondent shall submit its brief within 45 days thereafter. The claimant may submit a reply brief within 30 days after the filing of the respondent’s brief. Notwithstanding anything herein to the contrary, the time period for submission of the case to the panel may be extended or modified by mutual consent of the Parties.

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Section 5.6 Procedure Governing Arbitration.  The panel shall not be bound by the formal rules of evidence. The panel shall have the power to fix all procedural rules relating to the arbitration proceeding. In reaching any decision, the panel shall give due consideration to the custom and usage of the insurance and reinsurance business, with a view to effecting the general purpose of this Agreement.

Section 5.7 Consolidation.  (a) If two or more disputes arise under the SLNY Agreements, then any or all such disputes may be brought in a single arbitration pursuant to this Section 5.7. If one (1) or more arbitrations already are pending with respect to a dispute under this Agreement or the SLNY Agreements, then any party to a new dispute under this Agreement or the SLNY Agreements or any subsequently-filed arbitration brought under this Agreement or the SLNY Agreements may request that such new dispute or subsequently-filed arbitration be consolidated into any prior pending arbitration.

(b) Within 10 days of a request to consolidate, the parties to the new dispute or the subsequently-filed arbitration shall select one (1) of the prior pending arbitrations or subsequently-filed arbitrations into which the new dispute or subsequently-filed arbitration shall be consolidated. If the parties to the new dispute or subsequently-filed arbitration are unable to select the appropriate prior pending arbitrations or subsequently-filed arbitrations within such 10-day period, then ARIAS U.S. shall select the appropriate arbitration within 10 days of a written request by a party to the prior pending arbitration, new dispute or subsequently-filed arbitration.

(c) The new dispute or subsequently-filed arbitration shall be so consolidated, provided that the arbitral tribunal for the arbitration so selected determines that: (i) the new dispute or subsequently-filed arbitration presents significant issues of law or fact common with those in the prior pending arbitration; (ii) no party to the new dispute, subsequently-filed arbitration, or prior pending arbitration would be unduly prejudiced; and (iii) consolidation under these circumstances would not result in undue delay for the prior pending arbitration. Any such order of consolidation issued by the arbitral tribunal shall be final and binding upon the parties to the new dispute, prior pending or subsequently-filed arbitrations. To the fullest extent permitted by applicable law, the parties waive any right they have to appeal or to seek interpretation, revision or annulment of such order of consolidation.

(d) The arbitral tribunal for the prior pending arbitration into which a new dispute or subsequently-filed arbitration is consolidated shall serve as the arbitral tribunal for the consolidated arbitration. The parties agree that upon such an order of consolidation, they will promptly dismiss any arbitration brought under this Agreement or the SLNY Agreements, the subject of which has been consolidated into another arbitral proceeding under this Agreement or the SLNY Agreements.

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Section 5.8 Arbitration Award.  The arbitration panel shall render its award within 60 days after the close of proceedings or as soon as practicable thereafter, unless the Parties consent to an extension. The award shall be in writing, briefly state the reasons for the award and be final and binding on the Parties. The Parties agree that any award rendered under this Agreement may be enforced in any jurisdiction in which a Party and/or any of its assets may be found. The award shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1.

Section 5.9 Provisional Remedies.  Each of the Parties irrevocably and unconditionally agrees and consents to the exclusive jurisdiction and venue of the Courts of the State of New York and the Federal Courts of the United States of America located within the State of New York (the “New York Courts”) for judicial action to issue a pre-arbitral injunction, pre-arbitral attachment, or other order to compel or in aid of arbitration. The Parties further agree to submit to the non-exclusive jurisdiction of the New York Courts for the enforcement of any award rendered hereunder. Each Party irrevocably waives, to the fullest extent it may effectively do so, any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens or any right of objection to jurisdiction on account of its place of incorporation or domicile, which it may now or hereafter have to the bringing of any such action or proceeding in any of the New York Courts. Without prejudice to such provisional remedies as may be available under the jurisdiction of such courts, the arbitration panel shall have full authority to grant provisional remedies and to direct the Parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any Party to respect the panel’s orders to that effect.

Section 5.10 Cost of Arbitration.  Unless otherwise allocated by the panel, each Party shall bear its own expenses and attorneys’ fees and the fees and expenses of its witnesses and the arbitrator it appointed. The Parties shall equally bear the expense of the umpire and any other expenses of the arbitration.

Section 5.11 No Punitive, Exemplary or Consequential Damages.  It is agreed that the arbitrators shall have no jurisdiction to authorize any punitive, exemplary or consequential damage awards between the Parties.

Section 5.12 Survival.  This Article V shall survive the termination of this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Headings.  The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

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Section 6.2 Notices.  All notices and communications hereunder shall be in writing (including facsimile transmission) and shall become effective when received. Any written notice shall be by either certified or registered mail, return receipt requested, or overnight delivery service (providing for delivery receipt) or delivered by hand. All notices or communications under this Agreement shall be addressed as follows:

(a) If to the Renewing Insurer to:

Sun Life and Health Insurance Company (U.S.)

175 Addison Road

Windsor, Connecticut 06095

Facsimile: (860) 737-6598

Attention: [        ]

(b) If to the Original Insurer to:

Sun Life Insurance and Annuity Company of New York

[                    ]

Facsimile: [                    ]

Attention: [            ]

Section 6.3 Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any Party without the prior written consent of the other Party hereto. Any assignment in violation of this Section 6.3 shall be void and shall have no force and effect.

Section 6.4 No Third-Party Beneficiaries.  Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties and their permitted successors and assigns, any legal or equitable rights, benefits or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.5 No Joint Venture or Partnership Intended.  Notwithstanding anything set forth herein to the contrary, the Parties hereby acknowledge that it is their intention and understanding that the transactions contemplated hereby do not in any way constitute or imply the formation of a joint venture or partnership between them.

Section 6.6 Execution in Counterpart.  This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

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Section 6.7 Governing Law.  THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

Section 6.8 Waiver of Jury Trial.  WHILE NOT INTENDED TO DIMINISH THE PARTIES’ AGREEMENT TO ARBITRATE, EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, OR IN RESPECT OF ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 6.8.

Section 6.9 Integration.  This Agreement (together with the Schedules hereto and the other agreements, documents and instruments delivered in connection herewith), the Stock Purchase Agreement, the Reinsurance Agreement and the other Ancillary Agreements constitute the entire agreement between the Parties relating to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and there are no general or specific warranties, representations or other agreements by or among the Parties in connection with the entering into of this Agreement or the subject matter hereof except as specifically set forth or contemplated herein.

Section 6.10 Amendment; Waiver.  Any change or modification to this Agreement shall be null and void unless made by amendment to the Agreement and signed by both Parties. The terms of this Agreement may be waived only by a written

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instrument signed by the Party waiving compliance. No failure or delay on the part of any Party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege.

Section 6.11 Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

By:
Name:
Title:

By:
Name:
Title:

SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.)

By:
Name:
Title:

By:
Name:
Title:

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Redacted

EXHIBIT Q-1

FORM OF

SLNY UL 100% AMENDMENT AGREEMENT (TERM SHEET)

(redacted in its entirety due to commercially sensitive information)

Redacted

EXHIBIT Q-2

FORM OF

SLNY XXXX (REDACTED NAME OF THIRD PARTY) AMENDMENT AGREEMENTS

(TERM SHEET)

(redacted in its entirety due to commercially sensitive information)

EXHIBIT R

FORM OF

MTN POST-CLOSING SECURITY AGREEMENT

This Security Agreement, dated [                ], (this “Agreement”), is entered into between Deutsche Bank AG, New York Branch (“DB”), [NAME OF ESCROW AGENT] (“Escrow Agent”), Sun Life Assurance Company of Canada (U.S.) (“SLUS”) and [Sun Life of Canada (U.S.) Holdings, Inc., a Delaware corporation (“Holdco”)].

WHEREAS, SLUS entered into an ISDA Master Agreement (including Schedule, Confirmations and related documents thereto), dated September 19, 2006, and as amended, restated, supplemented or waived from time to time (the “SLUS Swap”) with Sun Life Financial Global Funding III, L.L.C. (“LLC”).

WHEREAS, DB entered into an ISDA Master Agreement (including Schedule, Confirmations and related documents thereto), dated September 19, 2006, and as amended, restated, supplemented or waived from time to time (the “LP Swap”) with Sun Life Financial Global Funding III, L.P. (“LP”).

WHEREAS, LLC and DB entered into a LP Swap Security Agreement, dated September 19, 2006, and as amended, restated, supplemented or waived from time to time (the “LP Swap Security Agreement”), pursuant to which LLC pledged and collaterally assigned and granted a security interest in the SLUS Swap to DB to secure the full and punctual performance of LP under the LP Swap.

WHEREAS, SLUS, LLC and DB entered into a Consent and Agreement, dated September 19, 2006, and as amended, restated, supplemented or waived from time to time (the “Consent Agreement”), pursuant to which SLUS acknowledged and consented to the grant by LLC to DB of a security interest in the LLC’s right, title and interest in and under the SLUS Swap and to all proceeds thereof.

WHEREAS, SLUS, Holdco and the Escrow Agent have entered into an Escrow Agreement, dated the even date (the “Escrow Agreement”).

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Paragraph 1.  Interpretation

(a)      Definitions and Inconsistency.  Capitalized terms not otherwise defined herein have the meanings specified in the LP Swap, and all references in this Agreement to Paragraphs are to Paragraphs of this Agreement; provided that, except as otherwise specified herein in Paragraph 7, the term “Event of Default,” “Termination Event,” or “Early Termination Date” used herein with respect to DB shall have the meanings ascribed thereto in the LP Swap.

(b)      Secured Party and Pledgor.  All references in this Agreement to the “Secured Party” will be to DB, and all corresponding references to the “Pledgor” will be to Escrow Agent.

(c)      General Agreement.  DB hereby agrees with SLUS that so long as this Agreement remains in full force and effect and no Event of Default has occurred and is continuing with respect to SLUS under this Agreement, (i) DB shall not consent to the designation of an “Early Termination Date” by LLC under the

SLUS Swap following the occurrence of a “Downgrade Termination Event” (as defined in the SLUS Swap) with respect to SLUS as the “Downgraded Party” (as defined in the SLUS Swap), (ii) DB waives its rights to designate an “Early Termination Date” under the LP Swap with respect to the occurrence of such “Downgrade Termination Event” with respect to SLUS as such “Downgraded Party,” and (iii) for the purposes of this Agreement, a “Downgrade Termination Event” shall not constitute a “Termination Event” or “Event of Default” with respect to SLUS under the SLUS Swap.

Paragraph 2.  Security Interest

Escrow Agent, as the Pledgor, hereby pledges to DB, as the Secured Party, as security for the Obligations, and grants to the Secured Party a first priority continuing security interest in and lien on all Posted Collateral Transferred to or received by the Secured Party hereunder. Upon the Transfer by the Secured Party to the Pledgor of Posted Collateral, the security interest and lien granted hereunder in and on that Posted Collateral will be released immediately and, to the extent possible, without any further action by either party. For the avoidance of doubt, the parties hereby acknowledge and agree that the Posted Collateral hereunder shall (a) only constitute security for the Obligations, (b) not secure or otherwise be used as security for any other obligation of SLUS (or any of its affiliates) to DB (or any of its affiliates), and (c) not be directly or indirectly subject to Set-off or netting of any other obligations between SLUS (or any of its affiliates) and DB (or any of its affiliates).

Paragraph 3.  Credit Support Obligations

(a)      Delivery Amount. Subject to Paragraph 4, upon a demand made by the Secured Party on or promptly following a Valuation Date, if the Delivery Amount for that Valuation Date equals or exceeds the Pledgor’s Minimum Transfer Amount, then the Pledgor will Transfer to the Secured Party Eligible Collateral having a Value as of the date of Transfer at least equal to the applicable Delivery Amount (rounded down to the nearest USD 10,000). The “Delivery Amount” applicable to the Pledgor for any Valuation Date will equal the amount by which:

(i)      the Credit Support Amount

exceeds

(ii)      the Value as of that Valuation Date of all Posted Collateral held by the Secured Party; provided that the parties agree that upon DB’s receipt of a Cash amount equal to $[            ] on the date hereof as Posted Collateral, the Delivery Amount applicable to Pledgor shall always be zero.

(b)      Return Amount.  Subject to Paragraph 4, upon a demand made by the Pledgor on or promptly following a Valuation Date, if the Return Amount for that Valuation Date equals or exceeds the Secured Party’s Minimum Transfer Amount, then the Secured Party will Transfer to the Pledgor Posted Collateral specified by the Pledgor in that demand having a Value as of the date of Transfer as close as practicable to the applicable Return Amount (rounded down to the nearest USD 10,000). The “Return Amount” applicable to the Secured Party for any Valuation Date will equal the amount by which:

(i)      the Value as of that Valuation Date of all Posted Collateral held by the Secured Party exceeds

(ii)      the Credit Support Amount.

“Credit Support Amount” means for any Valuation Date the Exposure for that Valuation Date.

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(c)      Authorized Instructions.  The parties agree that all rights of the Pledgor to demand a Return Amount or demand any Transfer of Posted Collateral or Interest Amount from the Secured Party shall only be exercisable by a joint instruction given to Secured Party by Holdco and Pledgor or by an instruction from Holdco (each, an “Authorized Instruction”), and Secured Party shall comply with such Authorized Instructions as if they were issued by Pledgor.

Paragraph 4.  Transfer Timing, Calculations and Substitutions

(a)      Transfer Timing.  Unless otherwise specified, if a demand for the Transfer of Eligible Collateral or Posted Collateral is made by the Notification Time, then the relevant Transfer will be made not later than the close of business on the next Local Business Day; if a demand is made after the Notification Time, then the relevant Transfer will be made not later than the close of business on the second Local Business Day thereafter.

(b)      Calculations.  All calculations of Value and Exposure for purposes of Paragraphs 3 and 6(d) will be made by the Valuation Agent as of the Valuation Time. The Valuation Agent will notify each party (or the other party, if the Valuation Agent is a party) of its calculations not later than the Notification Time on the Local Business Day following the applicable Valuation Date (or in the case of Paragraph 6(d), following the date of calculation).

Paragraph 5.  Transfer

The parties hereto agree that “Transfer” means (a) with respect to any Eligible Collateral, Posted Collateral or Interest Amount to be transferred by Secured Party, in the case of Cash, payment or delivery by wire transfer into account [ACCOUNT NUMBER] held at Escrow Agent, and (b) with respect to any Eligible Collateral, Posted Collateral or Interest Amount to be transferred by Pledgor, in the case of Cash, payment or delivery by wire transfer into an account specified by Secured Party.

Paragraph 6.  Holding and Using Posted Collateral

(a)      Care of Posted Collateral.  Without limiting the Secured Party’s rights under Paragraph 6(c), the Secured Party will exercise reasonable care to assure the safe custody of all Posted Collateral to the extent required by applicable law, and in any event the Secured Party will be deemed to have exercised reasonable care if it exercises at least the same degree of care as it would exercise with respect to its own property. Except as specified in the preceding sentence, the Secured Party will have no duty with respect to Posted Collateral, including, without limitation, any duty to collect any Distributions, or enforce or preserve any rights pertaining thereto.

(b)      Eligibility to Hold Posted Collateral.

(i)      General.  If the Secured Party is not a Defaulting Party hereunder or an Affected Party (as defined in the LP Swap) with respect to a Termination Event under the LP Swap and no Early Termination Date has occurred or been designated as the result of an Event of Default or Termination Event with respect to the Secured Party under the DB Swap, the Secured Party will be entitled to hold Posted Collateral.

(ii)      Failure to Satisfy Conditions.  If the Secured Party is not entitled to hold Posted Collateral as set forth in Paragraph 6(b)(i), then upon a demand made in accordance with an Authorized Instruction, the Secured Party will, not later than five Local Business Days after the demand, Transfer all Posted Collateral held by it to a custodian that is not affiliated with DB and in accordance with an Authorized Instruction.

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(c)      Use of Posted Collateral.  Without limiting the rights and obligations of the parties under Paragraphs 3, 5, 6(d) and 8, if the Secured Party is not a Defaulting Party hereunder or an Affected Party (as defined in the LP Swap) with respect to a Termination Event under the LP Swap and no Early Termination Date has occurred or been designated as the result of an Event of Default or Termination Event with respect to the Secured Party under the LP Swap, then the Secured Party will, notwithstanding Section 9-207 of the New York Uniform Commercial Code, have the right to:

(i)      sell, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business any Posted Collateral it holds, free from any claim or right of any nature whatsoever of the Pledgor, including any equity or right of redemption by the Pledgor; and

(ii)      register any Posted Collateral in the name of the Secured Party or its nominee.

For purposes of the obligation to Transfer Eligible Collateral or Posted Collateral pursuant to Paragraphs 3 and any rights or remedies authorized under this Agreement, the Secured Party will be deemed to continue to hold all Posted Collateral and to receive Distributions made thereon, regardless of whether the Secured Party has exercised any rights with respect to any Posted Collateral pursuant to (i) or (ii) above.

(d)      Distributions and Interest Amount.

(i)      Distributions.  Subject to Paragraph 4(a), if the Secured Party receives or is deemed to receive Distributions on a Local Business Day, it will Transfer to Pledgor not later than the following Local Business Day any Distributions it receives or is deemed to receive to the extent that a Delivery Amount would not be created or increased by that Transfer, as calculated by the Valuation Agent (and the date of calculation will be deemed to be a Valuation Date for this purpose).

(ii)      Interest Amount.  Subject to Paragraph 4(a), in lieu of any interest, dividends or other amounts paid or deemed to have been paid with respect to Posted Collateral in the form of Cash (all of which may be retained by the Secured Party), the Secured Party will Transfer to the Pledgor within two Local Business Days following the end of a calendar month and on any Local Business Day that Posted Collateral in the form of Cash is Transferred to the Pledgor pursuant to Paragraph 3(b), the Interest Amount to the extent that a Delivery Amount would not be created or increased by that Transfer, as calculated by the Valuation Agent (and the date of calculation will be deemed to be a Valuation Date for this purpose). The Interest Amount or portion thereof not Transferred pursuant to this Paragraph will constitute Posted Collateral in the form of Cash and will be subject to the security interest granted under Paragraph 2.

Paragraph 7.  Events of Default

For purposes of this Agreement, an Event of Default will exist with respect to a party (a “Defaulting Party”) under this Agreement, if:

(i)      that party fails to make, when due, any Transfer of Eligible Collateral, Posted Collateral or the Interest Amount, as applicable, required to be made by it and that failure continues for two Local Business Days after notice of that failure is given to that party;

(ii)      that party fails to comply with any restriction or prohibition specified in this Agreement with respect to any of the rights specified in Paragraph 6(c) and that failure continues for five Local Business Days after notice of that failure is given to that party; or

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(iii)      that party fails to comply with or perform any agreement or obligation other than those specified in Paragraphs 7(i) and 7(ii) and that failure continues for 30 days after notice of that failure is given to that party.

Paragraph 8.  Certain Rights and Remedies

(a)      Secured Party’s Rights and Remedies.  If at any time (1) an Event of Default with respect to LP has occurred and is continuing under the LP Swap or (2) an Early Termination Date has occurred or been designated as the result of an Event of Default or a Termination Event with respect to LP under the LP Swap, then, unless LP has paid in full all of its Obligations that are then due, the Secured Party may exercise one or more of the following rights and remedies:

(i)      all rights and remedies available to a secured party under applicable law (but subject to Paragraph 2) with respect to Posted Collateral held by the Secured Party;

(ii)      the right to Set-off any amounts payable with respect to any Obligations against any Posted Collateral or the Cash equivalent of any Posted Collateral held by the Secured Party (or any obligation of the Secured Party to Transfer that Posted Collateral); and

(iii)      the right to liquidate any Posted Collateral held by the Secured Party through one or more public or private sales or other dispositions with such notice, if any, as may be required under applicable law, free from any claim or right of any nature whatsoever of the Pledgor, including any equity or right of redemption by the Pledgor (with the Secured Party having the right to purchase any or all of the Posted Collateral to be sold) and to apply the proceeds (or the Cash equivalent thereof) from the liquidation of the Posted Collateral to any amounts payable with respect to any Obligations in that order as the Secured Party may elect.

Each party acknowledges and agrees that Posted Collateral in the form of securities may decline speedily in value and is of a type customarily sold on a recognized market, and, accordingly, the Pledgor is not entitled to prior notice of any sale of that Posted Collateral by the Secured Party, except any notice that is required under applicable law and cannot be waived.

(b)      Pledgor’s Rights and Remedies.  If at any time an Early Termination Date has occurred or been designated as the result of an Event of Default or a Termination Event with respect to DB under the LP Swap or if an Event of Default as set forth in Paragraph 7 has occurred and is continuing with respect to DB, then:

(i)      the Pledgor may exercise all rights and remedies available to a pledgor under applicable law with respect to Posted Collateral held by the Secured Party;

(ii)      the Secured Party will be obligated immediately to Transfer all Posted Collateral and the Interest Amount to the Pledgor in accordance with an Authorized Instruction.

(c)      Deficiencies and Excess Proceeds.  The Secured Party will Transfer to the Pledgor any proceeds and Posted Collateral remaining after liquidation, Set-off and/or application under Paragraphs 8(a) and 8(b) after satisfaction in full of all amounts payable by LP with respect to any Obligations.

(d)      Termination of this Agreement and Final Returns.  The parties agree that this Agreement shall terminate on the earliest of the following to occur: (i) the date on which there is no outstanding LP Swap and (ii) an Event of Default as set forth in Paragraph 7 has occurred and is continuing with respect to DB.

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Immediately following the termination of this Agreement, the Secured Party will Transfer to the Pledgor all Posted Collateral and the Interest Amount, if any.

Paragraph 9.  Representations

(a)      Basic Representations.  DB represents to the other parties hereto that the representations made by DB in Section 3 of the LP Swap with respect to itself are true and accurate.

(b)      Security Agreement Representations.  Each party represents to the other parties (which representations will be deemed to be repeated as of each date on which it, as the Pledgor, Transfers Eligible Collateral) that:

(i)       it has the power to grant a security interest in and lien on any Eligible Collateral it Transfers as the Pledgor and has taken all necessary actions to authorize the granting of that security interest and lien;

(ii)      it is the sole owner of or otherwise has the right to Transfer all Eligible Collateral it Transfers to the Secured Party hereunder, free and clear of any security interest, lien, encumbrance or other restrictions other than the security interest and lien granted under Paragraph 2;

(iii)      upon the Transfer of any Eligible Collateral to the Secured Party under the terms of this Agreement, the Secured Party will have a valid and perfected first priority security interest therein (assuming that any central clearing corporation or any third-party financial intermediary or other entity not within the control of the Pledgor involved in the Transfer of that Eligible Collateral gives the notices and takes the action required of it under applicable law for perfection of that interest); and

(iv)      the performance by it of its obligations under this Agreement will not result in the creation of any security interest, lien or other encumbrance on any Posted Collateral other than the security interest and lien granted under Paragraph 2.

Paragraph 10.  Expenses

(a)      General.  Except as otherwise provided in Paragraphs 10(b) and 10(c), each party will pay its own costs and expenses in connection with performing its obligations under this Agreement and neither party will be liable for any costs and expenses incurred by the other party in connection herewith.

(b)      Posted Collateral.  The Pledgor will promptly pay when due all taxes, assessments or charges of any nature that are imposed with respect to Posted Collateral held by the Secured Party upon becoming aware of the same, regardless of whether any portion of that Posted Collateral is subsequently disposed of under Paragraph 6(c), except for those taxes, assessments and charges that result from the exercise of the Secured Party’s rights under Paragraph 6(c).

(c)      Liquidation/Application of Posted Collateral.  All reasonable costs and expenses incurred by or on behalf of the Secured Party or the Pledgor in connection with the liquidation and/or application of any Posted Collateral under Paragraph 8 will be payable, on demand by the Defaulting Party or, if there is no Defaulting Party, equally by the parties.

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Paragraph 11.  Miscellaneous

(a)      Default Interest.  A Secured Party that fails to make, when due, any Transfer of Posted Collateral or the Interest Amount will be obligated to pay the Pledgor (to the extent permitted under applicable law) an amount equal to interest at the Default Rate multiplied by the Value of the items of property that were required to be Transferred, from (and including) the date that Posted Collateral or Interest Amount was required to be Transferred to (but excluding) the date of Transfer of that Posted Collateral or Interest Amount. This interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(b)      Further Assurances.  Promptly following a demand made by a party, the other party will execute, deliver, file and record any financing statement, specific assignment or other document and take any other action that may be necessary or desirable and reasonably requested by that party to create, preserve, perfect or validate any security interest or lien granted under Paragraph 2, to enable that party to exercise or enforce its rights under this Agreement with respect to Posted Collateral or an Interest Amount or to effect or document a release of a security interest on Posted Collateral or an Interest Amount.

(c)      Further Protection.  The Pledgor will promptly give notice to the Secured Party of, and defend against, any suit, action, proceeding or lien that involves Posted Collateral Transferred by the Pledgor or that could adversely affect the security interest and lien granted by it under Paragraph 2, unless that suit, action, proceeding or lien results from the exercise of the Secured Party’s rights under Paragraph 6(c).

(d)      Good Faith and Commercially Reasonable Manner.  Performance of all obligations under this Agreement, including, but not limited to, all calculations, valuations and determinations made by either party, will be made in good faith and in a commercially reasonable manner.

(e)      Demands and Notices. All demands and notices made by a party under this Agreement will be made as specified below:

With respect to SLUS:	[to be provided]
With respect to DB:	[to be provided]

(f)      Entire Agreement.  This Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings (except as otherwise provided herein) with respect thereto.

(g)      Counterparts.  This Agreement (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

(h)      Amendments.  No amendment, modification or waiver in respect of the matters contemplated by this Agreement will be effective unless made in writing and signed by the parties hereto.

Paragraph 12.  Governing Law and Jurisdiction

(a)      Governing Law.  This Agreement will be governed by and construed in accordance with the laws of the State of New York without reference to any choice of law rules that would result in the application of the law of any other jurisdiction.

(b)      Jurisdiction.  With respect to any suit, action or proceedings relating to any dispute arising out of or in connection with this Agreement (“Proceedings”), each party irrevocably:—

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(i)    submits to the non-exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City.

(ii)    waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party; and

(iii)    agrees, to the extent permitted by applicable law, that the bringing of Proceedings in any one or more jurisdictions will not preclude the bringing of Proceedings in any other jurisdiction.

(c)      Waiver of Immunities.  Each party irrevocably waives, to the extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction, or order for specific performance or recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any Proceedings in the courts of any jurisdiction and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any Proceedings.

Paragraph 13.  Definitions

As used in this Agreement:—

“Cash” means the lawful currency of the United States of America.

“Credit Support Amount” has the meaning specified in Paragraph 3.

“Delivery Amount” has the meaning specified in Paragraph 3(a).

“Distributions” means with respect to Posted Collateral other than Cash, all principal, interest and other payments and distributions of cash or other property with respect thereto, regardless of whether the Secured Party has disposed of that Posted Collateral under Paragraph 6(c). Distributions will not include any item of property acquired by the Secured Party upon any disposition or liquidation of Posted Collateral or, with respect to any Posted Collateral in the form of Cash, any distributions on that collateral, unless otherwise specified herein.

“Eligible Collateral” means: Cash.

“Exposure” means an amount equal to $[                    ] on the date hereof, and subject to reduction on each Fixed Rate Payer Payment Date by an amount equal to the Fixed Amount paid by LP to DB under the LP Swap.

“Interest Amount” means, with respect to an Interest Period, the aggregate sum of the amounts of interest calculated for each day in that Interest Period on the principal amount of Posted Collateral in the form of Cash held by the Secured Party on that day, determined by the Secured Party for each such day as follows:

(x)        the amount of that Cash on that day; multiplied by

(y)        the Interest Rate in effect for that day; divided by

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(z)        360.

“Interest Period” means the period from (and including) the last Local Business Day on which an Interest Amount was Transferred (or, if no Interest Amount has yet been Transferred, the Local Business Day on which Posted Collateral in the form of Cash was Transferred to or received by the Secured Party) to (but excluding) the Local Business Day on which the current Interest Amount is to be Transferred.

“Interest Rate” means The “Interest Rate” will be the Federal Funds (Effective) rate published in Federal Reserve Statistical Release H.15(519) for that day, or such other recognized source used for the purpose of displaying such rate.

“Local Business Day” means a day on which commercial banks are open for business in New York City.

“Minimum Transfer Amount” means, with respect to a party, [USD 50,000].

“Notification Time” means [11:00 am, Eastern Time].

“Obligations” means, with respect to SLUS, all present and future obligations of LP to DB under the LP Swap, and shall not include any other present or future obligation of SLUS to DB.

“Pledgor” means Escrow Agent.

“Posted Collateral” means all Eligible Collateral, other property, Distributions, and all proceeds thereof that have been Transferred to or received by the Secured Party under this Agreement and not Transferred to the Pledgor pursuant to Paragraph 3(b) or 6(d) or released by the Secured Party under Paragraph 8. Any Interest Amount or portion thereof not Transferred pursuant to Paragraph 6(d)(ii) will constitute Posted Collateral in the form of Cash.

“Return Amount” has the meaning specified in Paragraph 3(b).

“Secured Party” means DB.

“Transaction” with respect to all calculations and determinations with respect to the Exposure, means “Transaction” as defined in the LP Swap.

“Valuation Agent” means, for purposes of Paragraph 3, the party making the demand under Paragraph 3, and, for purposes of Paragraph 6(d), the Secured Party receiving or deemed to receive the Distributions or the Interest Amount, as applicable.

“Valuation Date” means [the Local Business Day immediately following] each Fixed Rate Payer Payment Date under the LP Swap.

“Valuation Time” means [11am, Eastern Time] on the Valuation Date.

“Value” means for any Valuation Date, with respect to Eligible Collateral or Posted Collateral that is cash, the amount thereof.

[Signatures on the Following Page]

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IN WITNESS WHEREOF the parties have executed this document on the respective dates specified below with effect from the date specified on the first page of this document.

DEUTSCHE BANK AG, NEW YORK BRANCH		SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

By:		By:
	Name:		Name:
	Title:		Title:
	Date:		Date:

By:
Name:
Title:
Date:

[NAME OF ESCROW AGENT]		SUN LIFE OF CANADA (U.S.) HOLDINGS, INC.

By:		By:
	Name:		Name:
	Title:		Title:
	Date:		Date:

By:
Name:
Title:
Date:

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Redacted

EXHIBIT S

FORM OF

SLNY UL COINSURANCE AMENDMENT

AMENDMENT NO. 2 TO

REINSURANCE AGREEMENT

BETWEEN

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

referred to as the “Ceding Company,”

AND

THE UNITED STATES BRANCH OF SUN LIFE ASSURANCE COMPANY OF

CANADA ENTERED THROUGH THE STATE OF MICHIGAN

referred to as the “Reinsurer”

For purposes of this Amendment No. 2, the Ceding Company and the Reinsurer shall each be deemed a “Party.”

WHEREAS, the Ceding Company and the Reinsurer executed a Reinsurance Agreement with an effective date of December 31, 2007 under which a 90% quota share of risks under certain universal life insurance policies were reinsured on a combined coinsurance and funds withheld coinsurance basis (the “Reinsurance Agreement”); and

WHEREAS, the Reinsurance Agreement was amended by an amendment effective December 31, 2008;

WHEREAS, the Ceding Company and the Reinsurer desire to amend the Reinsurance Agreement to provide for reinsurance solely on a coinsurance basis, eliminating the funds withheld coinsurance component and to make other amendments; and

WHEREAS, in connection with the elimination of the funds withheld coinsurance component of the Reinsurance Agreement, the Parties have determined that it would be desirable to restructure the contractual arrangement to provide for the establishment of a trust account for the benefit of the Ceding Company upon the occurrence of certain events.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein contained, the Parties agree as follows:

1.	Article 1, Paragraph 1, is amended by inserting “(the “Risks Reinsured”)” at the end of the first sentence and deleting the second sentence in its entirety.

2.	Article 1, Paragraph 2, is amended by inserting “(the “Covered Policies”)” at the end of the first sentence.

3.	Article 1, Paragraph 3, is amended in its entirety as follows:

Plan of Reinsurance.  This indemnity reinsurance is on a coinsurance basis.

4.	Article 1 is amended by adding the following new Paragraphs 16 and 17:

16.  Reinstatement.  If a Covered Policy is reinstated in accordance with its terms and in accordance with the Ceding Company’s reinstatement rules, the reinsurance coverage will be reinstated effective on the Covered Policy reinstatement date. Upon reinstatement of the reinsurance coverage, the Ceding Company shall pay the Reinsurer the reinsurance premium determined in accordance with Article 2 plus accrued interest to the same extent that the Ceding Company collects premiums and interest on such reinstated Covered Policy.

17.  Errors and Omissions.  An unintentional error, omission, oversight, delay or misunderstanding (collectively “Error”) in the administration of this Agreement by either party shall not invalidate the reinsurance provided hereunder. As soon as reasonably possible after discovery, notice shall be provided, the Error shall be rectified, and both parties shall be restored, to the extent possible, to the position they would have occupied had the Error not occurred. If it is not possible to restore each party to the position it would have occupied but for the Error, the parties, shall endeavor in good faith to promptly resolve the situation in a manner that most closely approximates the intent of the parties, as evidenced by this Agreement.

5.	Article 6, Paragraphs 1 and 3, and Article 10, Paragraph 3 and 4 are deleted in their entirety.

6.	The heading of Article 6 is changed from “RESERVE ADJUSTMENT” to “COINSURANCE RESERVE”.

7.	Article 6, Paragraph 2, is amended in its entirety as follows:

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Coinsurance Reserve.  The Coinsurance Reserve held by the Reinsurer is set equal to the sum, over all policies subject to this Agreement, of the statutory reserve associated with the Risks Reinsured for each policy, calculated in accordance with New York law.

8.	Article 8, Paragraph 2, second sentence, is amended by deleting the phrase “estimated or actual Funds Withheld Coinsurance Reserve Adjustment as well as the”.

9.	Article 10, Paragraph 5, is amended by deleting the reference to Paragraphs 3 and 4.:

10.	Article 14, fourth paragraph, first sentence, is amended by deleting the phrase “, including without limitation payments required as a result of the Funds Withheld Coinsurance Reserve Adjustment”.

11.	Article 7 is deleted in its entirety and replaced as follows:

ARTICLE 7

SECURITY

1.  Trust Triggering Events.  If at any time:

(a) XXXXXXX;

(b) XXXXXXX;

(c) XXXXXXX; or

(d) XXXXXXX (each of the events described in clauses (a) – (d), a “Trust Triggering Event”);

XXXXXXX (the “Trust Agreement”) XXXXXXX.

XXXXXXX. (redacted provisions as they are commercially sensitive)

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XXXXXXX (redacted provisions from previous section continue on to this page; they have been redacted as they are commercially sensitive)

2.  Establishment of Trust Account.  The Reinsurer shall select a trustee reasonably acceptable to the Ceding Company (the “Trustee”) and establish a trust account (the “Trust” or “Trust Account”) pursuant to the Trust Agreement, provided that the Parties agree that a bank or trust company that satisfies the standards of New York Comp. Codes, Rules & Regulations tit. 11, § 126 et seq. or any successor provision shall be deemed to be an acceptable Trustee. Pursuant to the terms of the Trust Agreement, the assets in the Trust Account shall be held in trust by the Trustee for the sole benefit of the Ceding

4

Company as security for the payment of the Reinsurer’s obligations to the Ceding Company under this Agreement. The Trust Account shall be established and maintained in compliance with New York Comp. Codes, Rules & Regulations tit. 11, § 126 et seq. or any successor provision except (i) as provided in this Article 7, (ii) that the Reinsurer or its designated investment manager shall invest and reinvest assets in the Trust Account and may make substitutions and withdrawals in connection therewith so long as, following any such substitution or withdrawal, assets in the Trust Account have a Book Value in an amount at least equal to the Required Amount and each asset replacing any asset in the Trust Account has a Valuation Ratio greater than or equal to the Valuation Ratio of the asset it is replacing, and (iii) the Ceding Company shall give simultaneous notice of any request to withdraw Trust Account assets to the Reinsurer; provided, with respect to clause (iii), the Ceding Company shall not be required to give such notice if the Reinsurer’s total adjusted capital falls to a level which is less than 100% of company action level risk based capital, as reported to the insurance department of the Reinsurer’s state of domicile.

3.  Ongoing Funding of Trust Account.  The Trust Agreement shall require the Reinsurer to ensure that at all times the Trust Account holds Eligible Assets with a Book Value at least equal to the Required Amount, provided that any adjustments shall be made in accordance with Paragraph 7 of this Article 7. All transfers to and withdrawals from the Trust Account shall be in accordance with and subject to the requirements set forth in this Article 7 and the Trust Agreement.

4.  Eligible Assets.  The Trust Agreement shall provide that the assets held in the Trust Account after the initial deposit of Eligible Assets shall be valued at their Book Value as of the date as of which such assets are required to be valued. The assets that may be held in the Trust Account shall consist of cash, certificates of deposit issued by a U.S. bank and payable in U.S. dollars and securities representing investments of the type permitted by Section 1404(a)(1), (2), (3), (8) and (10) of the New York Insurance Law; provided, that for purposes of these investment standards,

5

Section 1404(a)(2)(A)(ii) shall be modified by substituting “BBB- or higher” for “A or higher,” provided further, that each such investment that is a security is issued by an institution that is not the parent, subsidiary or affiliate of either the Reinsurer or the Ceding Company (the “Eligible Assets”).

5.  Title to Assets.  Prior to depositing assets in the Trust Account, the Reinsurer will execute assignments, endorsements in blank, or transfer legal title to the Trustee of all shares, obligations or any other assets requiring assignments, in order that the Ceding Company, or the Trustee upon the direction of the Ceding Company, may whenever necessary negotiate such assets without the consent or signature from the Reinsurer or any other entity.

6.  Settlements.  All settlements of account under the Trust Agreement between the Ceding Company and the Reinsurer shall be made in United States dollars in cash or its equivalent.

7.  Adjustments and Withdrawals.  The Trust Agreement shall provide that the amount of security provided by the Reinsurer shall be adjusted following the end of each calendar quarter as follows.

(a) If, at the end of a calendar quarter, the aggregate Book Value of the Eligible Assets held in the Trust Account is less than the Required Amount, then the Reinsurer shall, no later than 30 days following the end of such calendar quarter, transfer additional Eligible Assets to the Trust Account so that the aggregate Book Value of the Eligible Assets held in the Trust Account is not less than the Required Amount following the end of such calendar quarter.

(b) If, at the end of a calendar quarter, the Book Value of the Eligible Assets held in the Trust Account exceeds 100% of the Required Amount, then the Reinsurer may request for the Ceding Company’s approval (which shall not be unreasonably or arbitrarily withheld, conditioned or delayed) to withdraw the excess. If the Ceding Company approves the release of such excess

6

amount in accordance with the immediately preceding sentence, it shall promptly instruct the Trustee to deliver such excess amount to the Reinsurer.

(c) The Ceding Company may withdraw the assets held in the Trust Account at any time and from time to time, notwithstanding any other provisions of this Agreement, and assets withdrawn from such Trust Account shall be utilized and applied by the Ceding Company (or any successor by operation of law of the Ceding Company, including any liquidator, rehabilitator, receiver or conservator of the Ceding Company), without diminution because of insolvency on the part of the Ceding Company or the Reinsurer; provided, however, that the Ceding Company (or any successor by operation of law of the Ceding Company, including any liquidator, rehabilitator, receiver or conservator of the Ceding Company) may only withdraw such assets for one or more of the following purposes:

(i) to reimburse the Ceding Company for any undisputed Risks Reinsured paid by the Ceding Company to the extent not paid by the Reinsurer when due;

(ii) to pay any other undisputed amounts that are due the Ceding Company under this Agreement to the extent not directly paid to the Ceding Company by the Reinsurer when due; and

(iii) where the Ceding Company has received notification of termination of the Trust Account, and where the Reinsurer’s obligations under this Agreement remain unliquidated and undischarged, to withdraw assets held in the Trust Account in an amount equal to such obligations and deposit such assets in a trust account established by the Ceding Company with any United States bank or trust company to be held in trust for such uses and purposes specified in Paragraphs 7(c)(i) and (ii) of this Article 7.

(d) Any assets deposited into a trust account established pursuant to Paragraph 7(c)(iii) of this Article 7 and any interest or other earnings thereon shall be held in trust for the benefit of the Reinsurer, subject to the Ceding

7

Company’s right to apply such assets to amounts due and payable by the Reinsurer to the Ceding Company under this Agreement for the sole purpose of funding the payments and reimbursements described in Paragraph 7(c) of this Article 7. The Reinsurer shall be entitled to any remaining assets in the trust account when all the Reinsurer’s obligations under the Agreement are liquidated and discharged.

(e) The Ceding Company shall promptly return any amounts drawn on the Trust Account in excess of the actual amounts required for Paragraphs 7(c)(i) and 7(c)(ii) of this Article 7.

(f) The cost of the Trust Account shall be borne by the Reinsurer. The cost of the trust account maintained pursuant to Paragraph 7(c)(iii) of this Article 7 shall be borne by the Ceding Company.

8.  Definitions.  For purposes of this Article 7:

(a) “Additional Amount” means, on the date of determination, the result of [A x (B/C)], where:

A = on the Inception Date, the excess of the Book Value of the initially deposited Eligible Assets over the Market Value of the initially deposited Eligible Assets, if positive; otherwise, A = zero.

B = the number of calendar quarters for the Amortization Period less the number of calendar quarters from the Inception Date to the date of determination.

C = the number of calendar quarters for the entire Amortization Period.

(b) “Amortization Period” means the weighted average, using the Book Value of the initially deposited Eligible Assets on the Inception Date, of the remaining term to maturity of such assets, rounded up to the next integer.

8

(c) “Book Value” means, at any date of determination, the amount stated for the value of an asset in the Trust Account on the Reinsurer’s statutory financial statements determined in accordance with then applicable statutory accounting principles, but disregarding any permitted practices applicable to the Reinsurer.

(d) “Fair Market Value” means, at any date of determination, the fair market value of an asset as calculated by the Reinsurer. In providing this calculation, the Reinsurer shall use prices published by a nationally recognized pricing service for assets for which such prices are available, and for assets for which such prices are not available, the Reinsurer shall use methodologies consistent with those which it uses for determining the fair market value of assets held in its own general account (other than the Trust assets) in the ordinary course of business.

(e) “Inception Date” means the date the initial Eligible Assets are deposited in the Trust Account.

(f) “Required Amount” means, on the date of determination, the sum of (i) 100% of the Risks Reinsured determined in accordance with New York statutory accounting practices on that date of determination, and (ii) the Additional Amount on that date of determination.

(g) “Valuation Ratio” means, with respect to any asset, the ratio of the Fair Market Value of such asset over its Book Value.

12.	Schedules B and D to the Reinsurance Agreement are each amended as set forth in the Schedules B and D attached hereto.

13.

[Notwithstanding the amendments set forth in Paragraphs 1 through 8 of this Amendment No. 2, the Ceding Company shall submit a Monthly Accounting Report under the Reinsurance Agreement for the period ending the             , 2013 (the “Effective Date”) and the Ceding Company and the Reinsurer, as applicable, shall remit any required payment in respect thereof in accordance with the terms

9

and conditions of the Reinsurance Agreement as it existed immediately prior to the Effective Date.][1]

14.	In consideration of the amendment to the Reinsurance Agreement provided in this Amendment No. 2, including conversion of the Reinsurance Agreement from a combination of coinsurance and funds withheld coinsurance to coinsurance, the Ceding Company shall, on the Effective Date, pay the Reinsurer an amount equal to $XXX (amount redacted)[2] consisting of the transfer of assets set forth in Exhibit 1[3] attached hereto, by the Ceding Company to the Reinsurer (each valued as of the Effective Date in accordance with New York SAP) plus cash or cash equivalents as determined by the Ceding Company. For purposes of this Amendment No. 2, “New York SAP” means the statutory accounting practices prescribed or permitted by the New York Superintendent of Financial Services.

15.	This Amendment No. 2 is effective as of the Effective Date.

16.	This Amendment No. 2 may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties hereto.

[1]	Note to Draft: In the event there will be a monthly settlement based on the old co/funds withheld co basis through the Effective Date. Delete if that monthly settlement amount will be known on the Effective Date and added as fixed consideration for the amendment.

[2]	Note to Draft: All dollar amounts in brackets are estimates based on 9/30/12 values.

[3]	Note to Draft: The scheduled assets are assets currently in SLNY segment 22414 supporting 90% of the Custodial Account Required Amount (the funds withheld relating to the 90% ceded liability).

10

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 2 to be executed by their duly authorized representatives as of the date first above written.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

By:
Name:
Title:

By:
Name:
Title:

THE UNITED STATES BRANCH OF SUN LIFE ASSURANCE COMPANY OF CANADA ENTERED THROUGH THE STATE OF MICHIGAN

By:
Name:
Title:

By:
Name:
Title:

11

SCHEDULE B

MONTHLY REPORT OF ACTIVITY AND SETTLEMENTS

FROM CEDING COMPANY TO REINSURER

Reporting Month: Calendar Year: Date Report Completed:

1.	Reinsurance Premiums (Article 2)
	a.	Direct Premiums
	b.	YRT Reinsurance Premiums
	c.	Policy Loan Repayments
	d.	Policy Loan Interest Charged
Premiums = a - b + c + d

2.	Benefit Payments (Article 3)
	a.	Claims
	b.	Cash Surrender Values
	c.	Policy Loans
	d.	Policy Loan Interest added to Policy Loans
	d.	YRT Reinsurance Claims
Benefit Payments = a + b + c + d - e

3.	Expense Allowance (Article 4)
	a.	Commissions
	b.	Premium Taxes
	c.	Administrative Expenses
Expense Allowances = a + b + c

4.	Ceding Commission (Article 5)

5.	Cash Settlement = 1 - 2 - 3 - 4

The Ceding Commission is part of this report only in months that include quarterly anniversaries of the Effective Date of this Agreement.

12

SCHEDULE D

QUARTERLY REPORT OF ACTIVITY

Reporting Quarter:

Calendar Year:

Date Report Completed:

	Number of Policies	Face Amount
Beginning of Period
+ Additions
- Terminations
End of Period

Coinsurance Reserve at End of Period: (Article 6, Paragraph 2)

Statutory Reserve at End of Period Associated with the Risks Reinsured

13

EXHIBIT 1

ASSETS TO BE TRANSFERRED AS PART

OF THE AMENDMENT NO. 2 CONSIDERATION

Asset	CUSIP	New York SAP Value

14

Schedule 1.1(d)

Applicable Accounting Principles

As used in this Schedule 1.1(d), the following term shall have the following meaning:

“IFRS” means International Financial Reporting Standards, consistently applied.

Transferred Company	Accounting Principles
SLFBH	GAAP
SLFIAC	Bermuda SAP
SLUS	Delaware SAP
SLNY	New York SAP
BarbCo 3	Canadian GAAP, based on IFRS[1]
SLF Private Placement Investment Company I, LLC	GAAP
Clarendon Insurance Agency, Inc.	GAAP
Sun MetroNorth, LLC	GAAP
SL Investment DELRE Holdings 2009-1, LLC	GAAP
7101 France Avenue Manager, LLC	GAAP
7101 France Avenue, LLC	GAAP

[1]

Prior to January 1, 2011, BarbCo 3 prepared its financial statements in accordance with Canadian GAAP. On January 1, 2011, BarbCo 3 adopted IFRS. Both Canadian GAAP and IFRS are acceptable accounting practices. BarbCo 3 does not prepare statements in accordance with NAIC requirements and there is a difference between NAIC requirements and Canadian GAAP and IFRS.

Redacted

Schedule 1.1(ii)(i)

Environmental Properties

XXXXXXXXXXX (redacted in its entirety due to commercially sensitive information)

Redacted

Schedule 1.1(kk)

Excluded Investment Assets - General Account

September 30, 2012

(redacted in its entirety due to commercially sensitive information)

Redacted

Schedule 1.1(aaaaa)

Reference Statement

STATEMENT AS OF SEPTEMBER 30, 2012 OF THE SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

ASSETS

		Current Statement Date			4
		1	2	3
		Assets	Nonadmitted Assets	Net Admitted Assets (Cols. 1 - 2)	December 31 Prior Year Net Admitted Assets
1.	Bonds	7,495,481,503		7,495,481,503	7,455,225,589
2.	Stocks:
	2.1 Preferred stocks	23,000,000		23,000,000	23,330,000
	2.2 Common stocks	404,764,254		404,764,254	372,408,526
3.	Mortgage loans on real estate:
	3.1 First liens	853,574,000		853,574,000	967,479,756
	3.2 Other than first liens			0	0
4.	Real estate:
	4.1 Properties occupied by the company (less $ encumbrances)	56,780,510		56,780,510	57,588,064
	4.2 Properties held for the production of income (less $ encumbrances)	140,126,909	2,710,935	137,415,974	127,026,586
	4.3 Properties held for sale (less $ encumbrances)	3,618,597		3,618,597	0
5.	Cash ($ (29,172,887)), cash equivalents ($ 79,549,255) and short-term investments ($ 303,071,831)	353,448,199		353,448,199	747,160,637
6.	Contract loans (including $ premium notes)	568,504,146	5,963	568,498,183	582,575,462
7.	Derivatives	442,576,920		442,576,920	415,678,533
8.	Other invested assets	121,155,432	402,211	120,753,221	121,290,691
9.	Receivables for securities	837,522		837,522	3,843,918
10.	Securities lending reinvested collateral assets			0	0
11.	Aggregate write-ins for invested assets	0	0	0	0
12.	Subtotals, cash and invested assets (Lines 1 to 11)	10,463,867,992	3,119,109	10,460,748,883	10,873,607,762
13.	Title plants less $ charged off (for Title insurers only)			0	0
14.	Investment income due and accrued	115,725,194	191,040	115,534,154	114,018,886
15.	Premiums and considerations:
	15.1 Uncollected premiums and agents’ balances in the course of collection			0	0
	15.2 Deferred premiums, agents’ balances and installments booked but deferred and not yet due (including $ earned but unbilled premiums)			0	0
	15.3 Accrued retrospective premiums			0	0
16.	Reinsurance:
	16.1 Amounts recoverable from reinsurers	6,656,177		6,656,177	5,659,925
	16.2 Funds held by or deposited with reinsured companies			0	0
	16.3 Others amounts receivable under reinsurance contracts	28,926,477		28,926,477	4,518,184
17.	Amounts receivable relating to uninsured plans			0	0
18.1	Current federal and foreign income tax recoverable and interest thereon	14,827,661		14,827,661	6,075,820
18.2	Net deferred tax asset	897,398,617	739,950,642	157,447,975	215,030,691
19.	Guaranty funds receivable or on deposit			0	0
20.	Electronic data processing equipment and software			0	0
21.	Furniture and equipment, including health care delivery assets ($ )			0	0
22.	Net adjustment in assets and liabilities due to foreign exchange rates			0	0
23.	Receivable from parent, subsidiaries and affiliates	53,271,187		53,271,187	54,033,152
24.	Health care ($ ) and other amounts receivable			0	0
25.	Aggregate write-ins for other than invested assets	30,667,100	18,421,484	12,245,616	5,832,493
26.	Total assets excluding Separate Accounts, Segregated Accounts and Protected Cell Accounts (Lines 12 to 25)	11,611,340,405	761,682,275	10,849,658,130	11,278,776,913
27.	From Separate Accounts, Segregated Accounts and Protected Cell Accounts	36,449,688,497		36,449,688,497	31,623,647,210
28.	Total (Lines 26 and 27)	48,061,028,902	761,682,275	47,299,346,627	42,902,424,123
	DETAILS OF WRITE-INS
1101.				0	0
1102.				0	0
1103.				0	0
1198.	Summary of remaining write-ins for Line 11 from overflow page	0	0	0	0
1199.	Totals (Lines 1101 through 1103 plus 1198) (Line 11 above)	0	0	0	0
2501.	Miscellaneous receivables and other assets	12,404,546	158,930	12,245,616	5,832,493
2502.	Prepaid expenses	4,901,337	4,901,337	0	0
2503.	Amounts due from agents	3,385,023	3,385,023	0	0
2598.	Summary of remaining write-ins for Line 25 from overflow page	9,976,194	9,976,194	0	0
2599.	Totals (Lines 2501 through 2503 plus 2598) (Line 25 above)	30,667,100	18,421,484	12,245,616	5,832,493

1

STATEMENT AS OF SEPTEMBER 30, 2012 OF THE SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

LIABILITIES, SURPLUS AND OTHER FUNDS

		1 Current Statement Date	2 December 31 Prior Year
1.	Aggregate reserve for life contracts $ 7,082,618,169 less $ included in Line 6.3 (including $ 5,717,980 Modco Reserve)	7,082,618,169	7,300,954,005
2.	Aggregate reserve for accident and health contracts (including $ Modco Reserve)		0
3.	Liability for deposit-type contracts (including $ Modco Reserve)	1,123,566,276	1,159,838,580
4.	Contract claims:
	4.1 Life	17,301,808	20,040,422
	4.2 Accident and health		0
5.	Policyholders’ dividends $ and coupons $ due and unpaid		0
6.	Provision for policyholders’ dividends and coupons payable in following calendar year—estimated amounts:		0
	6.1 Dividends apportioned for payment (including $ Modco)
	6.2 Dividends not yet apportioned (including $ Modco)		0
	6.3 Coupons and similar benefits (including $ Modco)		0
7.	Amount provisionally held for deferred dividend policies not included in Line 6		0
8.	Premiums and annuity considerations for life and accident and health contracts received in advance less $ discount; including $ accident and health premiums		0
9.	Contract liabilities not included elsewhere:
	9.1 Surrender values on canceled contracts		0
	9.2 Provision for experience rating refunds, including the liability of $ accident and health experience rating refunds of which $ is for medical loss ratio rebate per the Public Health Service Act		0
	9.3 Other amounts payable on reinsurance, including $ assumed and $ 739,527 ceded	739,527	10,322,283
	9.4 Interest Maintenance Reserve	52,958,425	36,659,837
10.	Commissions to agents due or accrued-life and annuity contracts $ 7,824,254, accident and health $ and deposit-type contract funds $	7,824,254	8,222,774
11.	Commissions and expense allowances payable on reinsurance assumed		0
12.	General expenses due or accrued	19,761,346	20,812,356
13.	Transfers to Separate Accounts due or accrued (net) (including $ (636,496,230) accrued for expense allowances recognized in reserves, net of reinsured allowances)	(902,981,109)	(953,501,251)
14.	Taxes, licenses and fees due or accrued, excluding federal income taxes	13,106,064	15,438,420
15.1	Current federal and foreign income taxes, including $ on realized capital gains (losses)		0
15.2	Net deferred tax liability		0
16.	Unearned investment income	10,831	39,257
17.	Amounts withheld or retained by company as agent or trustee	562,421	248,237
18.	Amounts held for agents’ account, including $ agents’ credit balances		0
19.	Remittances and items not allocated	783,117	6,682,553
20.	Net adjustment in assets and liabilities due to foreign exchange rates		0
21.	Liability for benefits for employees and agents if not included above		0
22.	Borrowed money $ 100,000,000 and interest thereon $ 195,653	100,195,653	118,005,296
23.	Dividends to stockholders declared and unpaid		0
24.	Miscellaneous liabilities:
	24.01 Asset valuation reserve	164,428,571	188,181,350
	24.02 Reinsurance in unauthorized companies	22,914	7,576
	24.03 Funds held under reinsurance treaties with unauthorized reinsurers	285,508,822	324,335,124
	24.04 Payable to parent, subsidiaries and affiliates	11,044,173	27,914,633
	24.05 Drafts outstanding		0
	24.06 Liability for amounts held under uninsured plans		0
	24.07 Funds held under coinsurance	1,366,457,619	1,416,540,011
	24.08 Derivatives	90,987,792	132,639,048
	24.09 Payable for securities		0
	24.10 Payable for securities lending		0
	24.11 Capital notes $ and interest thereon $		0
25.	Aggregate write-ins for liabilities	207,489,908	130,528,138
26.	Total liabilities excluding Separate Accounts business (Lines 1 to 25)	9,642,386,581	9,963,908,649
27.	From Separate Accounts statement	36,449,240,321	31,623,245,256
28.	Total liabilities (Lines 26 and 27)	46,091,626,902	41,587,153,905
29.	Common capital stock	6,437,000	6,437,000
30.	Preferred capital stock		0
31.	Aggregate write-ins for other than special surplus funds	0	0
32.	Surplus notes	565,000,000	565,000,000
33.	Gross paid in and contributed surplus	2,588,377,077	2,588,377,077
34.	Aggregate write-ins for special surplus funds	0	71,676,897
35.	Unassigned funds (surplus)	(1,952,094,352)	(1,916,220,756)
36.	Less treasury stock, at cost:
	36.1 shares common (value included in Line 29$ )		0
	36.2 shares preferred (value included in Line 30$ )		0
37.	Surplus (Total Lines 31+32+33+34+35-36) (including $448,176 in Separate Accounts Statement)	1,201,282,725	1,308,833,218
38.	Totals of Lines 29, 30 and 37	1,207,719,725	1,315,270,218
39.	Totals of Lines 28 and 38 (Page 2, Line 28, Col. 3)	47,299,346,627	42,902,424,123
	DETAILS OF WRITE-INS
2501.	Stale checks	1,817,518	1,134,302
2502.	Miscellaneous liabilities	5,915,832	4,882,241
2503.	Deposits by mortgagers to pay principal and interest	229,500	141,447
2598.	Summary of remaining write-ins for Line 25 from overflow page	199,527,058	124,370,148
2599.	Totals (Lines 2501 through 2503 plus 2598) (Line 25 above)	207,489,908	130,528,138
3101.			0
3102.
3103.
3198.	Summary of remaining write-ins for Line 31 from overflow page	0	0
3199.	Totals (Lines 3101 through 3103 plus 3198) (Line 31 above)	0	0
3401.	Surplus from SSAP 10R		71,676,897
3402.
3403.
3498.	Summary of remaining write-ins for Line 34 from overflow page	0	0
3499.	Totals (Lines 3401 through 3403 plus 3498) (Line 34 above)	0	71,676,897

2

STATEMENT AS OF SEPTEMBER 30, 2012 OF THE SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

ASSETS

		Current Statement Date			4 December 31 Prior Year Net Admitted Assets
		1 Assets	2 Nonadmitted Assets	3 Net Admitted Assets (Cols. 1 - 2)
1.	Bonds	1,287,538,915		1,287,538,915	1,284,956,319
2.	Stocks:
	2.1 Preferred stocks	16,000,000		16,000,000	3,330,000
	2.2 Common stocks			0	980,725
3.	Mortgage loans on real estate:
	3.1 First liens	104,598,630		104,598,630	101,853,491
	3.2 Other than first liens			0	0
4.	Real estate:
	4.1 Properties occupied by the company (less $ encumbrances)			0	0
	4.2 Properties held for the production of income (less $ encumbrances)			0	0
	4.3 Properties held for sale (less $ encumbrances)			0	0
5.	Cash ($ (4,263,227)), cash equivalents ($ 12,038,932) and short-term investments ($ 11,601,007)	19,376,712		19,376,712	24,509,640
6.	Contract loans (including $ premium notes)	1,830,375	739	1,829,636	1,119,289
7.	Derivatives			0	0
8.	Other invested assets	0		0	0
9.	Receivables for securities	132,588		132,588	354,366
10.	Securities lending reinvested collateral assets			0	0
11.	Aggregate write-ins for invested assets	0	0	0	0
12.	Subtotals, cash and invested assets (Lines 1 to 11)	1,429,477,220	739	1,429,476,481	1,417,103,830
13.	Title plants less $ charged off (for Title insurers only)			0	0
14.	Investment income due and accrued	15,786,307		15,786,307	15,506,134
15.	Premiums and considerations:
	15.1 Uncollected premiums and agents’ balances in the course of collection	13,091,906	179,651	12,912,255	17,283,810
	15.2 Deferred premiums, agents’ balances and installments booked but deferred and not yet due (including $ earned but unbilled premiums)	62,800		62,800	72,352
	15.3 Accrued retrospective premiums			0	0
16.	Reinsurance:
	16.1 Amounts recoverable from reinsurers	3,860,915		3,860,915	2,860,628
	16.2 Funds held by or deposited with reinsured companies			0	0
	16.3 Other amounts receivable under reinsurance contracts			0	4,575,741
17.	Amounts receivable relating to uninsured plans			0	0
18.1	Current federal and foreign income tax recoverable and interest thereon			0	0
18.2	Net deferred tax asset	58,391,322	14,092,038	44,299,284	36,613,810
19.	Guaranty funds receivable or on deposit			0	0
20.	Electronic data processing equipment and software			0	0
21.	Furniture and equipment, including health care delivery assets ($ )			0	0
22.	Net adjustment in assets and liabilities due to foreign exchange rates			0	0
23.	Receivables from parent, subsidiaries and affiliates	3,226,878		3,226,878	547,632
24.	Health care ($ ) and other amounts receivable			0	0
25.	Aggregate write-ins for other than invested assets	1,661,764	81,274	1,580,490	813,498
26.	Total assets excluding Separate Accounts, Segregated Accounts and Protected Cell Accounts (Lines 12 to 25)	1,525,559,112	14,353,702	1,511,205,410	1,495,377,435
27.	From Separate Accounts, Segregated Accounts and Protected Cell Accounts	2,025,569,652		2,025,569,652	2,007,581,188
28.	Total (Lines 26 and 27)	3,551,128,764	14,353,702	3,536,775,062	3,502,958,623
	DETAILS OF WRITE-INS
1101.				0	0
1102.				0	0
1103.				0	0
1198.	Summary of remaining write-ins for Line 11 from overflow page	0	0	0	0
1199.	Totals (Lines 1101 through 1103 plus 1198) (Line 11 above)	0	0	0	0
2501.	Miscellaneous receivable	1,637,215	56,725	1,580,490	813,498
2502.	Prepaid expense	24,549	24,549	0	0
2503.				0	0
2598.	Summary of remaining write-ins for Line 25 from overflow page	0	0	0	0
2599.	Totals (Lines 2501 through 2503 plus 2598) (Line 25 above)	1,661,764	81,274	1,580,490	813,498

3

STATEMENT AS OF SEPTEMBER 30, 2012 OF THE SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

LIABILITIES, SURPLUS AND OTHER FUNDS

		1 Current Statement Date	2 December 31 Prior Year
1.	Aggregate reserve for life contracts $ 915,221,521 less $ included in Line 6.3 (including $ 6,307,848 Modco Reserve)	915,221,521	967,707,047
2.	Aggregate reserve for accident and health contracts (including $ Modco Reserve)	65,147,815	62,506,126
3.	Liability for deposit-type contracts (including $ Modco Reserve)	12,820,964	11,770,737
4.	Contract claims:
	4.1 Life	5,522,608	3,667,237
	4.2 Accident and health	8,962,202	7,525,706
5.	Policyholders’ dividends $ and coupons $ due and unpaid		0
6.	Provision for policyholders’ dividends and coupons payable in following calendar year—estimated amounts:
	6.1 Dividends apportioned for payment (including $ Modco)		0
	6.2 Dividends not yet apportioned (including $ Modco)		0
	6.3 Coupons and similar benefits (including $ Modco)		0
7.	Amount provisionally held for deferred dividend policies not included in Line 6		0
8.	Premiums and annuity considerations for life and accident and health contracts received in advance less $ discount; including $ accident and health premiums		2,719,943
9.	Contract liabilities not included elsewhere:
	9.1 Surrender values on canceled contracts		0
	9.2 Provision for experience rating refunds, including the liability of $ accident and health experience rating refunds of which $ is for medical loss ratio rebate per the Public Health Service Act	1,325	172,829
	9.3 Other amounts payable on reinsurance, including $ 163,185 assumed and $ 6,057,886 ceded	6,221,071	2,839,366
	9.4 Interest Maintenance Reserve	14,291,582	12,144,186
10.	Commissions to agents due or accrued-life and annuity contracts $ 1,643,850 accident and health $ 3,524,741 and deposit-type contract funds $	5,168,591	4,779,991
11.	Commissions and expense allowances payable on reinsurance assumed		0
12.	General expenses due or accrued	1,128,552	1,313,991
13.	Transfers to Separate Accounts due or accrued (net) (including $ (49,481,299) accrued for expense allowances recognized in reserves, net of reinsured allowances)	(114,504,803)	(115,545,829)
14.	Taxes, licenses and fees due or accrued, excluding federal income taxes	6,314,979	5,710,966
15.1	Current federal and foreign income taxes, including $ on realized capital gains (losses)	2,568,939	661,150
15.2	Net deferred tax liability		0
16.	Unearned investment income		0
17.	Amounts withheld or retained by company as agent or trustee	83,802	0
18.	Amounts held for agents’ account, including $ agents’ credit balances		0
19.	Remittances and items not allocated	302,667	594,495
20.	Net adjustment in assets and liabilities due to foreign exchange rates		0
21.	Liability for benefits for employees and agents if not included above		0
22.	Borrowed money $ and interest thereon $		0
23.	Dividends to stockholders declared and unpaid		0
24.	Miscellaneous liabilities:
	24.01 Asset valuation reserve	17,984,550	18,373,890
	24.02 Reinsurance in unauthorized companies	447,516	444,398
	24.03 Funds held under reinsurance treaties with unauthorized reinsurers		0
	24.04 Payable to parent, subsidiaries and affiliates	2,293,654	1,576,821
	24.05 Drafts outstanding		0
	24.06 Liability for amounts held under uninsured plans	58,915	0
	24.07 Funds held under coinsurance	205,027,580	197,836,108
	24.08 Derivatives		0
	24.09 Payable for securities	13,586,762	0
	24.10 Payable for securities lending		0
	24.11 Capital notes $ and interest thereon $		0
25.	Aggregate write-ins for liabilities	2,989,947	3,811,261
26.	Total liabilities excluding Separate Accounts business (Lines 1 to 25)	1,171,640,739	1,190,580,419
27.	From Separate Accounts statement	2,025,506,479	2,007,523,961
28.	Total liabilities (Lines 26 and 27)	3,197,147,218	3,198,104,380
29.	Common capital stock	2,100,350	2,100,350
30.	Preferred capital stock		0
31.	Aggregate write-ins for other than special surplus funds	0	0
32.	Surplus notes		0
33.	Gross paid in and contributed surplus	357,399,650	357,399,650
34.	Aggregate write-ins for special surplus funds	0	12,204,596
35.	Unassigned funds (surplus)	(19,872,156)	(66,850,353)
36.	Less treasury stock, at cost:
	36.1 shares common (value included in Line 29 $ )		0
	36.2 shares preferred (value included in Line 30 $ )		0
37.	Surplus (Total Lines 31 + 32 + 33 + 34 + 35 - 36) (including $ 63,173 in Separate Accounts Statement)	337,527,494	302,753,893
38.	Totals of Lines 29, 30 and 37	339,627,844	304,854,243
39.	Totals of Lines 28 and 38 (Page 2, Line 28, Col. 3)	3,536,775,062	3,502,958,623
	DETAILS OF WRITE-INS
2501.	Stale checks	428,884	450,310
2502.	Accrued interest on policy claims	146,672	170,580
2503.	Amounts payable miscellaneous	291,241	2,561,667
2598.	Summary of remaining write-ins for Line 25 from overflow page	2,123,150	628,704
2599.	Totals (Lines 2501 through 2503 plus 2598) (Line 25 above)	2,989,947	3,811,261
3101.			0
3102.			0
3103.			0
3198.	Summary of remaining write-ins for Line 31 from overflow page	0	0
3199.	Totals (Lines 3101 through 3103 plus 3198) (Line 31 above)	0	0
3401.	Surplus from SSAP 10R		12,204,596
3402.
3403.
3498.	Summary of remaining write-ins for Line 34 from overflow page	0	0
3499.	Totals (Lines 3401 through 3403 plus 3498) (Line 34 above)	0	12,204,596

4

SUN LIFE FINANCIAL INSURANCE & ANNUITY COMPANY (BERMUDA) LTD.

Balance Sheet

XXXXXXXXXXX (redacted in its entirety due to commercially sensitive information)

Sun Life Reinsurance (Barbados) No. 3 Corp

(A wholly-owned subsidiary of Sun Life Assurance

Company of Canada-U.S. Operations Holdings, Inc.)

IFRS

Balance Sheets

XXXXXXXXXXX (redacted in its entirety due to commercially sensitive information)

Calculation of Initial Adjusted Net Worth

XXXXXXXXXXX (redacted in its entirety due to commercially sensitive information)

Calculation of Initial FV-VAG Amount

XXXXXXXXXXX (redacted in its entirety due to commercially sensitive information)

Redacted

Schedule 1.1(eeeee)

Restructuring Transactions

At or prior to the Closing, Sellers shall, or shall cause their Affiliates to, undertake, implement, effect and consummate each of the following transactions in the form described below, subject to modifications, after prior consultation with Purchaser, as would not, individually or in the aggregate, adversely affect the Transferred Companies, the Transferred Assets, the Assigned Contracts or the Business.

1.	Pursuant to, and in accordance with, the terms and conditions of the SPWL Recapture Agreement, SLUS will recapture one-hundred percent (100%) of the risks reinsured pursuant to that certain Reinsurance Agreement between SLUS and the U.S. Branch effective December 31, 2003 and amended effective January 1, 2010.

2.	Pursuant to, and in accordance with, the terms and conditions of the Novation Agreement, the U.S. Branch will assign to BarbCo3 all of its rights, obligations, liabilities, title and interest in, and BarbCo3 will assume from SLA all of its liabilities and obligations under, that certain Reinsurance Agreement between SLUS and the U.S. Branch, dated as of June 12, 2000.

3.	Pursuant to, and in accordance with, the terms and conditions of the SLNY Recapture and Termination Agreement, SLCT will recapture one-hundred percent (100%) of the risks reinsured pursuant to that certain Reinsurance Agreement between SLCT and SLNY dated as of May 31, 2007.

4.	Pursuant to, and in accordance with, the terms and conditions of the SLNY Group Reinsurance Agreement, SLNY will reinsure to SLCT, on a one-hundred percent (100%) indemnity coinsurance basis, the Reinsured Liabilities (as defined in the SLNY Reinsurance Agreement).

5.	Pursuant to, and in accordance with, the terms and conditions of the SLNY Group Administrative Services Agreement, SLCT will provide administrative services in respect of the Excluded SLNY Business.

6.	Pursuant to, and in accordance with, the terms and conditions of the SLNY Renewal Rights Agreement, SLCT will be entitled to directly issue renewals of the Excluded SLNY Business as set forth therein.

7.

Pursuant to, and in accordance with, the terms and conditions of the SLNY UL Coinsurance Amendment, SLNY and the U.S. Branch will amend the SLNY UL Reinsurance Agreement, under which a 90% quota share of risks under certain universal life insurance policies was reinsured on a combined coinsurance and funds withheld coinsurance basis, to (i) provide for reinsurance solely on a coinsurance basis and thereby eliminating the funds withheld coinsurance component, and (ii) in connection with the elimination of the funds withheld coinsurance component of the SLNY UL Reinsurance Agreement, to provide for the establishment of a trust account for the benefit of the Ceding Company upon the occurrence of certain events.

8.	Pursuant to, and in accordance with, the terms and conditions of the SLNY UL 100% Amendment, which the parties shall negotiate in good faith and use reasonable best efforts to draft prior to the Closing, the U.S. Branch will reinsure, on a one-hundred percent (100%) coinsurance basis, SLNY’s risks on the Covered Policies (as such term is defined in the SLNY UL Reinsurance Agreement) and agree to such other terms and conditions as are set forth on Exhibit Q-1 to the Agreement.

9.	Pursuant to, and in accordance with, the terms and conditions of the SLNY XXXX Amendment (redacted name of third party), which the parties shall negotiate in good faith and use reasonable best efforts to draft prior to the Closing, SLNY will cede to the U.S. Branch, and the U.S. Branch will undertake to assume, 100% of the risks under the 15 XXXX (redacted name of third party) -2008-GC NY policies reinsured by SLNY to XXXXXXXXXX (redacted name of third party) on 50% modified coinsurance basis under that certain Automatic and Facultative Modified Coinsurance Reinsurance Agreement, effective January 1, 2009, and agree to such other terms and conditions as are set forth on Exhibit Q-2 to the Agreement.

10.

Pursuant to, and in accordance with, the terms and conditions of the MTN Escrow Agreement, SLUS will deposit into the Escrow Account (as defined in the MTN Escrow Agreement) (i) $900,000,000 (the “MTN Deposit Amount”), representing the full deposit amount of the Funding Agreements, which is required to be paid by SLUS on the Maturity Date (as defined in the Funding Agreements, the “Maturity Date”); (ii) $100,000,000 (the “Demand Note Principal Amount”), representing the aggregate principal amount of the Demand Notes; (iii) an amount (the “Estimated Demand Note Interest Amount”), representing the sum of (a) the accrued but unpaid interest on the Demand Notes from and including the last Interest Payment Date (as defined in the Demand Notes) to but excluding the Closing Date, and the interest that will accrue and be payable on the Demand Notes from and including the Closing Date to but excluding the first succeeding Interest Payment Date (the “Next Interest Payment Date”) and (b) the aggregate of the remaining interest amounts that would be payable on the Demand Notes from and including the Next Interest Payment Date to but excluding October 6, 2013 (determined pursuant to the terms of the Demand Notes) assuming a rate of Three-Month LIBOR (as defined below) plus 100 bps; (iv) an amount (the “FA Spread Amount”), representing the aggregate of all remaining amounts due and

2

payable with respect to the FA Spread (as defined in the Funding Agreements) on the Funding Agreements on each remaining Reference Payment Date (as defined in the Funding Agreements); (v) an amount (the “Swap Amount”), representing an amount equal to the sums of all amounts with respect to the remaining Fixed Amounts (as defined in the LLC Swap) scheduled to be due and payable on each remaining Fixed Rate Payer Payment Date (as defined in the LLC Swap) under the LLC Swap, and (vi) an amount (the “Additional Escrow Amount”), representing an amount equal to a Fixed Amount with respect to one Fixed Rate Payer Payment Date under the LLC Swap (the MTN Deposit Amount, the Demand Note Principal Amount, the Estimated Demand Note Interest Amount, the FA Spread Amount, the Swap Amount and the Additional Escrow Amount are collectively referred to herein as the “Escrow Amounts”). For this purpose, “Three-Month LIBOR” means the rate expressed as a percentage per annum for deposits in United States dollars for a three-month period that appears on Reuters LIBOR01 (or successor page) as of 11:00 a.m. (London time) on the London business day immediately preceding the Closing Date.

11.	Pursuant to, and in accordance with, the terms and conditions of the Real Property Conveyance Agreement, the Property and the Personal Property (each as defined in the Real Property Conveyance Agreement) will be conveyed to an Affiliate of Sellers (other than a Transferred Company).

12.	Pursuant to, and in accordance with, the terms and conditions of the Real Property Lease Agreements, the Premises (as such term is defined in each such Agreement) will be leased to SLUS or an Affiliate of SLUS.

13.	SLUS or an Affiliate of SLUS will enter into the Sublease Agreement.

14.	Pursuant to, and in accordance with, the terms and conditions of the Excluded Investment Asset Purchase Agreement, SLUS will convey to Persons other than the Transferred Companies 100% of the Securities (as such term is defined in the Excluded Investment Asset Purchase Agreement).

15.	100% of the stock of the Excluded Subsidiary will be transferred to a Person other than a Transferred Company.

3

Redacted

Schedule 2.5(b)(i) — Balance Sheet Template

XXXXXXXXXXX (redacted in its entirety due to commercially sensitive information)

Redacted

Estimated Closing Statement Template (Schedule 2.5(b)(ii))

XXXXXXXXXXX (redacted in its entirety due to commercially sensitive information)

Redacted

Schedule 2.5(b)(iii)

Closing Statement Methodologies

XXXXXXXXXXX (redacted in its entirety due to commercially sensitive information)

Redacted

Illustrative Estimated Closing Statement Template (Schedule 2.5(b)(iv))

XXXXXXXXXXX (redacted in its entirety due to commercially sensitive information)

Redacted

Closing Statement Template (Schedule 2.5(c))

XXXXXXXXXXX (redacted in its entirety due to commercially sensitive information)

Schedule 2.6

Allocation of Purchase Price

1.	The Purchase Price and the Assumed Liabilities (and any other amounts required to be taken into account for U.S. federal income tax purposes) shall be allocated among the SLUS Shares, the BarbCo 3 Shares, the SLFBH Shares, the Transferred Assets, the Irish Transferred Assets, the Assigned Contracts, the Irish Assigned Contracts, the Sellers’ Non-Compete and the Surplus Notes as follows:

•

to the SLFBH Shares and BarbCo 3 Shares: an amount equal to the net book value of SLFBH and BarbCo 3, respectively, as determined in accordance with International Financial Reporting Standards (IFRS), as of the Closing Date;

•

to the Surplus Notes: an amount equal to the outstanding principal amount (together with any accrued and unpaid interest) of the Surplus Notes as of the Closing Date, unless Sellers shall have provided to Purchaser a written valuation report prepared by a nationally-recognized investment bank, which bank shall be reasonably acceptable to Purchaser, and which valuation Purchaser and its Affiliates may utilize for purposes of Tax, concluding that the fair market value of the Surplus Notes as of the Closing Date is an amount other than the outstanding principal amount (together with any accrued and unpaid interest) of the Surplus Notes as of the Closing Date due to market interest rates as of the Closing Date, in which case an amount equal to the fair market value of the Surplus Notes as of the Closing Date as determined by such investment bank (together with any accrued and unpaid interest) shall be allocated to the Surplus Notes;

•	to the Transferred Assets, the Assigned Contracts and the Sellers’ Non-Compete: an amount determined as described in paragraph 2 below;

•	to the Irish Transferred Assets and the Irish Assigned Contracts: an amount determined as described in paragraph 3 below; and

•	to the SLUS Shares: the remaining amount.

2.

The amount allocable to the Transferred Assets, the Assigned Contracts and the Sellers’ Non-Compete shall equal the “fair market value” of those assets, as of the Closing Date, as determined by a qualified third party appraiser, which appraiser shall be selected by Holdco from among four internationally-recognized accounting firms selected by Holdco (which four accounting firms shall be reasonably acceptable to Purchaser). Holdco shall control the conduct of such appraisal acting in good faith and in consultation with Purchaser; provided, that the appraisal report shall specify that Purchaser and its Affiliates may utilize such report for purposes of Tax.

3.	The amount allocable to the Irish Transferred Assets and the Irish Assigned Contracts shall equal the “fair market value” of those assets as determined by Purchaser and Holdco. The “fair market value” shall be determined within forty (40) days of the date of the Agreement. If the parties are unable to agree on the “fair market value” within thirty (30) days of the date of the Agreement, a qualified third party appraiser, which appraiser shall be selected by Holdco from among four internationally-recognized accounting firms selected by Holdco (which four accounting firms shall be reasonably acceptable to Purchaser), shall determine the “fair market value” not later than forty (40) days after the date of the Agreement. Holdco shall control the conduct of such appraisal acting in good faith and in consultation with Purchaser; provided, that the appraisal report shall specify that Purchaser and its Affiliates may utilize such report for purposes of Tax.

4.	Any adjustment to the Purchase Price pursuant to Section 2.5 of the Agreement shall be attributed to the SLUS Shares unless specifically attributable to a change in the net book value of SLFBH or BarbCo 3, in which case the adjustment will be allocated to the SLFBH Shares or the BarbCo 3 Shares, as appropriate.

2

Redacted

Schedule 3.26(i)

Commercial Mortgage Loan Portfolio

XXXXXXXXXXX (redacted in its entirety due to commercially sensitive information)

Redacted

Schedule 5.16(a)

Seller-Affiliated Funds

XXXXXXXXXXX (redacted in its entirety due to commercially sensitive information)

Schedule 5.29(c)

Recognized Environmental Conditions

1.        The site has identified soil or groundwater contamination that is being remediated or will need to be reported to a Governmental Authority.

2.        The site is on a federal, state or local list of contaminated or potentially contaminated sites (NPL, CERCLIS, LUST, etc.) or spills list, unless there is documentation that the matter for which the site has been listed has been resolved and in the professional opinion of the consultant, there is not a reasonable basis for a Governmental Authority to reopen the matter (e.g., to look for new contaminants like MTBE or deal with vapor intrusion).

3.        There is a leaking underground storage tank (“LUST”) at the site or the site is on a LUST database, unless there is adequate documentation that the site has been remediated to the satisfaction of a Governmental Authority and in the professional opinion of the consultant, there is not a reasonable basis for a Governmental Authority to reopen the matter.

4.        There are indications that an underground storage tank (“UST”) was removed or closed in place and there is not adequate documentation to confirm that there was no contamination in connection with the UST; if there was contamination from the removed or closed UST, adequate documentation would be necessary to confirm that the contamination was remediated and further, the consultant must indicate that in its professional opinion, there is not a reasonable basis for a Governmental Authority to reopen the matter.

5.        USTs identified in a federal or state UST database with no adequate information regarding the current status of the UST.

6.        An existing UST with inadequate information to determine whether the tank is in compliance with applicable regulations and whether the tank or associated piping is leaking (e.g., pressure tests for tanks and lines, working cathodic protection, monitoring wells, etc.).

7.        Signs of spills outside (or in indoor areas near drains or on floors that are not impervious or that have cracks) or stressed vegetation that can reasonably be associated with outdoor storage of petroleum, hazardous substances or chemicals unless the consultant in its professional opinion concludes that the investigation and/or remediation of the identified condition(s) or any soil or groundwater contamination associated therewith will not exceed $30,000.

8.        Former dry cleaning establishment, unless remediation has been completed and is adequately documented and the consultant believes in its professional opinion that there is not a reasonable basis for a Governmental Authority to reopen the matter (e.g., vapor intrusion).

9.        Current dry cleaning establishment (unless the establishment is only a storefront and no actual cleaning utilizing Hazardous Materials is done on the premises).

10.        Facilities containing hydraulic lifts, unless there is adequate documentation that there are no unremediated releases associated with such lifts.

11.        Spills that are likely to be from PCB-containing equipment owned or operated by the Transferred Companies or other former owners or operators of the site.

12.        Friable asbestos containing materials; provided, that this would not be a trigger if the consultant in its professional opinion concludes that a reasonable estimate to remove or abate asbestos conditions at the site based on prudent operation and OSHA requirements, assuming no remodeling or demolition, is less than $30,000 at the site.

13.        On-site septic systems, but only if the consultant has a reasonable concern, based on historic operations, that disposal of chemicals may have occurred.

2

Redacted

Schedule 5.32(a)

Fund Fee Schedule

XXXXXXXXXXX	(redacted in its entirety due to commercially sensitive information)

Redacted

Schedule 6.1

Certain Product Tax Administration Matters

XXXXXXXXXXX	(redacted in its entirety due to commercially sensitive information)

Redacted

Schedule 6.9

Section 1.1502-36(d) Elections

XXXXXXXXXXX	(redacted in its entirety due to commercially sensitive information)